FAF ADVISORS, INC.                                              RICHARD J. ERTEL
800 Nicollet Mall                                                        COUNSEL
BC-MN-HO5F
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                             Fax: (612) 303-4223

November 18, 2008

VIA EDGAR

Ms. Kimberly Browning
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  First American Investment Funds, Inc.
     SEC File No. 333-154172

     Response to Staff Comments related to Registration Statement on Form N-14 filed with the Securities and Exchange Commission ("SEC") on October 10, 2008

Dear Ms. Browning:

The purpose of this letter is to respond to the disclosure comments that you transmitted by telephone on November 13, 2008, regarding the above-referenced N-14 registration statement filing for First American Investment Funds, Inc. ("FAIF") related to the mergers of California Intermediate Tax Free Fund into California Tax Free Fund and Colorado Intermediate Tax Free Fund into Colorado Tax Free Fund (each individually, a "Fund," collectively, the "Funds"). Following is our response to your comments, which appear in bold-face type below.

COMMENTS

1. INCLUDE THE 1933 ACT FILE NUMBER ASSIGNED TO THIS REGISTRATION STATEMENT ON THE FORM N-14 COVER PAGE OF ANY AMENDMENTS TO THIS FILING.

     The 1933 Act file number assigned to the above-referenced filing will be included on the Form N-14 cover page of any amendment, as requested.

2. PLEASE CONFIRM IN YOUR RESPONSE THAT ALL MATERIAL DIFFERENCES IN INVESTMENT STRATEGY BETWEEN THE ACQUIRED AND ACQUIRING FUNDS HAVE BEEN DISCLOSED IN THE PROSPECTUS/PROXY STATEMENT.

     We confirm that all material differences in the Funds' investment strategies have been disclosed in the Prospectus/Proxy Statement.

3. IN THE Q&A AND IN OTHER DISCUSSIONS OF THE COMPARATIVE RISKS OF THE FUNDS CONTAINED IN THE FILING, CLEARLY EXPLAIN THE INCREASED INTEREST RATE SENSITIVITY AND ANY OTHER RISKS

     ASSOCIATED WITH LONGER-MATURITY BONDS. AS PART OF THIS DISCLOSURE, DESCRIBE GENERALLY HOW THE VALUE OF A BOND IS INVERSELY RELATED TO INTEREST RATE CHANGES.

     We believe the following series of changes address this comment.

     In the President's letter to shareholders at the front of Part A, we have modified the last sentence of the second paragraph to read as follows (as indicated):

          Thus, you are being asked to vote on a proposal to combine your Acquired Fund into an Acquiring Fund which has a portfolio with a longer weighted average maturity and may be, therefore, more sensitive to interest rate changes than a portfolio with a shorter weighted average maturity.

     In the "Important Shareholder Information" question and answer section that follows the President's letter (the "Q&A"), the second to last sentence of the response to the question "How do the Funds' investment objectives, principal investment strategies and risks compare?" has been modified to read as follows (as indicated):

          The Acquired Funds and Acquiring Funds are generally subject to the same risks except that the longer-term securities in which the Acquiring Funds invest are generally more sensitive to interest rate risk, which means that during periods of rising interest rates the values of these securities may be more likely to fall than are the values of shorter-term securities.

     The same change has been made to the identical language found in the second to last sentence of the third paragraph under "Summary - The Proposed Reorganizations" in the Prospectus/Proxy Statement.

     Under "Principal Risk Factors - Interest Rate Risk" in the Prospectus/Proxy Statement, the language has been modified to read as follows (as indicated):

          Debt securities in the Funds will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. Longer-term debt securities are generally more sensitive to interest rate changes, usually making them more volatile than securities with shorter maturities. Thus, because the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions, whereas the Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, the Acquiring Funds are generally subject to greater interest rate risk. Each Fund may invest in zero coupon securities, which do not pay interest on a current basis and which may be highly volatile as interest rates rise or fall.

4. WHEREVER YOU DESCRIBE THE FUNDS' POLICY TO INVEST "AT LEAST 80% OF ITS NET ASSETS" IN MUNICIPAL SECURITIES EXEMPT FROM FEDERAL AND STATE TAX, FURTHER DESCRIBE HOW ALTERNATIVE MINIMUM TAX IS TREATED IN RELATION TO THIS POLICY.

     The following sentence, which appears in the second paragraph of the President's letter, the Q&A, and under "Summary - The Proposed Reorganizations" in the Prospectus/Proxy Statement, has been modified (as indicated) to address this comment.

          The Acquired Funds and the Acquiring Funds attempt to meet their objectives by investing at least 80% of net assets in municipal securities that pay interest exempt from federal income tax and income tax of the applicable state, including federal and state alternative minimum tax.

5. IN THE INVESTMENT STRATEGY COMPARISON IN THE PROSPECTUS/PROXY STATEMENT, PLEASE IDENTIFY THE RATINGS AGENCIES THAT PROVIDE RATINGS ON SECURITIES HELD BY THE FUNDS AND THE LOWEST RATING CATEGORY IN WHICH THE FUNDS INVEST. IF A FUND IS ALLOWED TO INVEST IN DEFAULTED SECURITIES, PLEASE STATE SO.

     We have modified the following paragraph found under "Comparison of Fund Investment Objectives and Investment Strategies" in the Prospectus/Proxy Statement (as indicated):

          Each Acquired Fund and each Acquiring Fund invests mainly in securities that, at the time of purchase, are either rated investment grade by Moody's, Standard & Poor's, and/or Fitch, or are unrated and determined to be of comparable quality by the Advisor. However, each Acquired Fund and each Acquiring Fund may invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as "high-yield" securities or "junk bonds"), provided the securities are rated at least "B," or are unrated and determined to be of comparable quality by the Advisor, at the time of investment. If the rating of a security is reduced or discontinued after purchase, the impacted Fund is not required to sell the security, but may consider doing so.

     The Funds are not allowed to invest in securities in default.

6. IN THE STRATEGY SECTION OF THE PROSPECTUS/PROXY STATEMENT, DESCRIBE WHETHER THE FUNDS MAY INVEST IN FIXED-, VARIABLE-, AND/OR RESET-RATE SECURITIES.

     The third paragraph under "Comparison of Fund Investment Objectives and Investment Strategies - Investment Strategies" has been modified as follows:

          Each Acquired Fund and each Acquiring Fund may invest in "general obligation" bonds, "revenue" bonds, participation interests in municipal leases, and zero coupon municipal securities. These securities may have fixed or variable rates of interest, including rates that reset on a periodic basis.

7. IN THE THIRD PARAGRAPH OF THE PRESIDENT'S LETTER, THE BOARD'S RATIONALE FOR THE MERGER IS DESCRIBED. PLEASE REVIEW THIS DISCUSSION AND MORE FULLY DESCRIBE THE REASONING FOR THE BOARD'S RECOMMENDATION THAT SHAREHOLDERS OF THE ACQUIRED FUNDS APPROVE THE REORGANIZATION.

     The language in the President's letter describing the board's recommendation has been modified, as indicated below. (A more complete discussion of the board's recommendation appears in the Prospectus/Proxy Statement.)

               FAF Advisors, Inc. (the "Advisor") serves as the investment advisor to the Funds. Upon recommendation of the Advisor and after review of the Funds, the board of directors of FAIF concluded that it is appropriate to combine each Acquired Fund into its corresponding Acquiring Fund. The Acquired Funds and the Acquiring Funds are all fairly small, and combining the Funds will result in larger funds which potentially can be more efficiently managed. Combining the Funds will also reduce duplicative expenses (i.e., audit fees, annual and semi-annual reports, blue sky fees, etc.). In addition, the Acquiring Funds have had comparable or better performance than the Acquired Funds for the three- and five-year periods ended June 30, 2008 and each Acquiring Fund has lower total expenses than its corresponding Acquired Fund, after fee waivers and expense reimbursements by the Advisor. Finally, although each of the Acquired Funds is somewhat larger than the corresponding Acquiring Funds, the Acquiring Funds are part of larger mutual fund categories which historically have had larger asset flows. Thus, the Advisor and the board of directors believe that the longer-maturity Acquiring Funds have more potential for asset growth.

8. STATE IN THE PROSPECTUS/PROXY STATEMENT WHETHER THE FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT POLICIES ARE THE SAME OR DIFFERENT BETWEEN THE ACQUIRING AND ACQUIRED FUNDS.

     The heading entitled "Additional Investment Strategies" under the section entitled "Summary" has been changed to read "Additional Investment Strategies and Policies" and the following has been added to this section:

               Fundamental and Non-Fundamental Investment Restrictions. Each of the Funds is subject to the same fundamental and non-fundamental investment restrictions, as set forth in the Funds' SAI. Fundamental investment restrictions cannot be changed with respect to a Fund without approval by the holders of a majority of the outstanding shares of that Fund, as defined in the 1940 Act. Non-fundamental investment restrictions may be changed by the Board without a shareholder vote.

9. IN THE Q&A, IN THE QUESTION THAT READS "WILL EACH FUND'S EXPENSES REMAIN THE SAME?," THE SECOND SENTENCE READS, "PRIMARILY BECAUSE THEY ARE SMALLER IN SIZE, THE TOTAL EXPENSES OF THE ACQUIRING FUNDS, BEFORE EXPENSE WAIVERS, ARE HIGHER THAN THOSE OF THE ACQUIRED FUNDS." ARE THERE OTHER FACTORS THAT ACCOUNT FOR THE HIGHER EXPENSES OF THE ACQUIRING FUNDS? PLEASE CLARIFY.

     The total expenses of the Acquiring Funds, before expense waivers, are higher than those of the Acquired Funds solely due to their smaller size. Accordingly, the language referenced above has been clarified by deleting "primarily."

10. WHAT WILL HAPPEN IF THE MERGER PROPOSALS FAIL TO RECEIVE SHAREHOLDER APPROVAL? MAKE SURE THAT THIS IS ADDRESSED IN THE PROSPECTUS/PROXY STATEMENT.

     In the Prospectus/Proxy Statement, in the sixth paragraph under "Voting Information - Voting Rights and Required Vote," it reads, "[i]f shareholders of an Acquired Fund do not vote to approve the applicable Reorganization, the Directors will consider other possible courses of action in the best interests of shareholders."

11. UNDER "COMPARISON OF FUND EXPENSES," IN THE THIRD PARAGRAPH, STATE THAT SUBSEQUENT PURCHASES COMPLETED AFTER THE REORGANIZATION MAY BE SUBJECT TO A SALES CHARGE.

     To address this comment, we have replaced the third paragraph under "Comparison of Fund Expenses" as reflected here and in Appendix A to this correspondence (which is a revised version of the "Comparison of Fund Expenses" section, reflecting changes made in response to Comments 11 through 15):

               As shown in the tables below, the maximum sales charge imposed on purchases of Class A shares for each Acquired Fund are lower than that of Acquiring Fund and Unaudited Pro Forma Combined Fund maximum sales charges. While Class A shareholders will not pay a sales charge in connection with the Reorganizations, they may be subject to the higher sales charge on purchases of Acquiring Fund Class A shares occurring after the Reorganizations.

12. FOR EASE OF COMPARISON BY SHAREHOLDERS, WE SUGGEST THAT YOU SPLIT OUT THE FEE AND EXPENSE TABLES, AS WELL AS THE EXPENSE EXAMPLES, BY SHARE CLASS.

     We have modified the "Comparison of Fund Expenses" section, including changes to the format of the tables therein, as reflected in Appendix A to this correspondence.

13. PLEASE EXPLAIN IN THE PROSPECTUS/PROXY STATEMENT WHY PRO FORMA "OTHER EXPENSES" ARE LOWER THAN "OTHER EXPENSES" OF THE ACQUIRING FUND FOR BOTH THE CALIFORNIA AND COLORADO FUNDS. ALSO EXPLAIN WHY PRO FORMA "OTHER EXPENSES" FOR CLASS A SHARES OF THE ACQUIRING COLORADO FUND ARE 2 BASIS POINTS HIGHER THAN THE ACQUIRED COLORADO FUND.

     The following language explaining "other expenses" for the California funds has been added as footnote 2 to the operating expense tables, as reflected here and in Appendix A to this correspondence (the same footnote has been added to the Colorado funds' tables):

     (2) Other Expenses include administration, audit, legal, blue sky, directors, insurance, printing, custody and transfer agent fees. As Fund assets increase, Other Expenses typically decrease as a percentage of the Fund's average net assets because certain expenses (e.g., transfer agent fees) are charged as a fixed dollar amount on a per account or per fund basis. In addition to benefiting from an increase in assets and corresponding decrease in Other Expenses as a result of the Reorganization, California Tax Free Fund is expected to realize a further reduction in Other Expenses due to the reduction in certain duplicative expenses (e.g., audit fees, annual and semi-annual shareholder reports, and blue sky fees).

14. DESCRIBE ANY FEE WAIVER OR REIMBURSEMENT ARRANGEMENTS IN A FOOTNOTE TO THE OPERATING EXPENSE TABLES UNDER "COMPARISON OF FUND EXPENSES" IN THE PROSPECTUS/PROXY STATEMENT.

     This has been completed. See footnotes 1 and 5 to the operating expense tables, included in Appendix A to this correspondence.

15. IN THE EXPENSE EXAMPLES UNDER "COMPARISON OF FUND EXPENSES," EXPLAIN THAT ANY CONTRACTUAL WAIVERS OR REIMBURSEMENTS ARE ONLY REFLECTED IN THE FIRST YEAR OF EACH PERIOD AND THAT IT IS ASSUMED THAT THE WAIVER WILL NOT BE IN EFFECT IN SUBSEQUENT YEARS OF EACH PERIOD.

     This has been completed. The following has been added to the lead-in paragraph to the expense tables:

          The fee waivers shown in the Annual Fund Operating Expense tables above are only reflected in the first year of each of the following time periods.

16. IN THE SUMMARY OF THE FUNDS' INVESTMENT STRATEGIES IN THE PROSPECTUS/PROXY STATEMENT, IT READS THAT THE FUNDS MAY UTILIZE FUTURES AND OPTIONS ON FUTURES "IN AN ATTEMPT TO MANAGE THE EFFECTIVE MATURITY OF SECURITIES IN THE FUND'S PORTFOLIO." PLEASE CLARIFY IN THIS SECTION OF THE PROSPECTUS/PROXY STATEMENT WHAT IS MEANT BY "ATTEMPT TO MANAGE" AND WHETHER THE FUNDS CAN INVEST IN FUTURES FOR HEDGING AND/OR SPECULATIVE PURPOSES.

     The relevant sentence has been modified to clarify that the Funds enter into futures contracts as a principal investment strategy for hedging purposes only, as follows:

          Each Acquired Fund and each Acquiring Fund may utilize future contracts and options on futures contracts to hedge against market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of each Fund's portfolio.

17. IN THE DISCUSSION OF FUND STRATEGIES, PLEASE CLEARLY IDENTIFY WHICH POLICIES OR STRATEGIES ARE PRINCIPAL AND WHICH ARE NON-PRINCIPAL.

     We have added "Principal" to the "Investment Strategies" heading under "Comparison of Fund Investment Objectives and Investment Strategies." We also note that the introductory paragraphs to this section consistently and accurately describe the strategies to be discussed in this section as being "principal" strategies.

18.  DESCRIBE THE RISKS SPECIFIC TO THE PARTICULAR STATE IN WHICH THE FUNDS
     INVEST.

     We have modified the section entitled "Political and Economic Risks" in the Prospectus/Proxy Statement to further describe the risks of investing in securities of the particular State in which it primarily invests.

          POLITICAL AND ECONOMIC RISKS. The values of municipal securities may be adversely affected by local political and economic conditions and developments. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). Because each Fund invests in the securities of issuers located in a single state, it will be disproportionately affected by political and economic conditions and developments in that state. The value of municipal securities also may be adversely affected by future changes in federal or state income tax laws, including rate reductions, the imposition of a flat tax, or the loss of a current state income tax exemption.

          Because the California Intermediate Tax Free Fund and California Tax Free Fund invest in securities of issuers within the state of California, these Funds are particularly susceptible to events in California. Although California has a larger and more diverse economy than most other states, its economy continues to be driven by, among other industries, agriculture, tourism, housing and construction, high technology and manufacturing. A downturn in any one industry may have a disproportionate impact on California municipal securities. Similarly, because Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund invest in securities of issuers within the state of Colorado, these Funds are particularly susceptible to events in Colorado. The Colorado economy is based on information, professional and technical services, communications, transportation, tourism, natural resources and mining, and manufacturing. Certain obligations of Colorado state and local public entities are subject to particular economic risks, including, but not limited to, the vulnerabilities of resort economies which depend on seasonal tourism, the possibility of downturns in sales tax and other revenues, and fluctuations in the real estate market. Because the Acquiring Funds generally invest in debt securities with longer maturities than the Acquired Funds, the Acquiring Funds may be more sensitive to interest rate changes. More detailed information about the risks of investing in California and Colorado is contained in the Funds' SAI.

19.  ADD DISCLOSURE RELATED TO "EXTENSION RISK" TO THE DISCLOSURE FOR THE FUNDS.

     The following disclosure has been added under "Principal Risk Factors" in the Prospectus/Proxy Statement:

          EXTENSION RISK. Some municipal bond issuers may have the right to pay principal on an obligation later than scheduled, which would cause cash flows to be returned later than expected. This typically results when interest rates have increased and, as a result of the delay in cash flows, a Fund would suffer from the inability to invest in higher yielding securities.

20. IN REFERENCE TO THE SCHEDULE OF INVESTMENTS ("SOI") INCLUDED IN THE FINANCIAL STATEMENTS CONTAINED IN PART B OF THE N-14, DESCRIBE THE QUANTITY AND NATURE OF THE SECURITIES THAT WILL NEED TO BE SOLD, INCLUDING IDENTIFICATION OF ANY SUCH SECURITIES IN THE SOI, IN ORDER FOR THE ACQUIRING FUNDS TO MAINTAIN COMPLIANCE WITH THEIR RESPECTIVE OBJECTIVES, STRATEGIES, AND/OR RESTRICTIONS ON ELIGIBLE INVESTMENTS. DESCRIBE FURTHER WHETHER THE SECURITIES WILL BE SOLD PRIOR TO, OR AFTER, THE REORGANIZATION AND STATE THE EXPECTED FINANCIAL IMPACT OF SUCH TRANSACTIONS ON THE FUNDS AND SHAREHOLDERS.

     As of the date of this correspondence, the Advisor has not identified any particular portfolio securities in either of the acquired funds that cannot be held in the respective acquiring fund and would therefore need to be sold. At the time of the reorganizations, or immediately thereafter, the Advisor may adjustments to the Funds' holdings in order to adjust weighted average maturities to then-existing market conditions. The following disclosure, included under "Summary - Operations of the Acquiring Funds Before and After the Reorganizations," explains the possible pre- and post-reorganization portfolio changes and potential impacts on the Funds and its shareholders.


     Based on its review of each Fund's investment portfolio, the Advisor believes that all of the assets held by each Acquired Fund will be consistent with the corresponding Acquiring Fund's investment objective and policies and thus can be transferred to and held by that Acquiring Fund if the Reorganization Plan is approved for that Fund. If prior to the time of the Reorganizations, either Acquired Fund were to hold any assets that the corresponding Acquiring Fund were not allowed to hold, those assets would be sold prior to the Reorganizations. The proceeds of those sales would be held in temporary investments or reinvested in assets that the corresponding Acquiring Fund may hold. The possible need for an Acquired Fund to dispose of assets prior to the Reorganizations could result in selling securities at a disadvantageous time and could result in an Acquired Fund's realizing losses that would not otherwise have been realized. Alternatively, these sales could result in an Acquired Fund's realizing gains that would not otherwise have been realized, the net proceeds of which would be included in a distribution to its shareholders prior to the Reorganizations.

     After the Reorganizations, and in response to prevailing market conditions at such time, it is possible that the Acquiring Funds will make changes in portfolio holdings in an effort to adjust the weighted average maturities of their respective portfolios or to respond to other market conditions. This may result in increased trading of securities, which may produce capital gains taxable to shareholders upon distribution and may result in increased trading costs for the Funds.

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filing, FAIF hereby acknowledges that:

1. FAIF is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3. FAIF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

                                        Sincerely,


                                        /s/ Richard J. Ertel

                                        Richard J. Ertel
                                        Assistant Secretary
                                        First American Investment Funds, Inc.

                                                                      APPENDIX A

COMPARISON OF FUND EXPENSES

     As an investor, you pay fees and expenses to buy and hold shares of a Fund. Shareholder fees are paid directly when you buy or sell shares. You pay annual fund operating expenses indirectly since they are deducted from Fund assets.

     The following tables allow you to compare the shareholder fees and annual fund operating expenses that you may pay for buying and holding Class A and Class Y shares of each Acquired Fund and the corresponding Acquiring Fund. The "Unaudited Pro Forma Combined Fund" column in each table below shows you what the fees and expenses are estimated to be assuming the Reorganizations are approved. Fee and expense information for Class C shares, which are only offered by the Acquiring Funds, is also presented.

     As shown in the tables below, the maximum sales charge imposed on purchases of Class A shares for each Acquired Fund are lower than that of Acquiring Fund and Unaudited Pro Forma Combined Fund maximum sales charges. While Class A shareholders will not pay a sales charge in connection with the Reorganizations, they may be subject to the higher sales charge on purchases of Acquiring Fund Class A shares occurring after the Reorganizations.

     The tables below also compare the annual fund operating expenses as a percentage of average daily net assets for each Fund for the fiscal year ended June 30, 2008, and pro forma expenses, based on the annual fund operating expenses for the Acquiring Fund's shares.

         CALIFORNIA INTERMEDIATE TAX FREE FUND, CALIFORNIA TAX FREE FUND
            AND UNAUDITED PRO FORMA COMBINED CALIFORNIA TAX FREE FUND

SHAREHOLDER FEES(1) (fees paid directly from your investment)

                                                                                MAXIMUM DEFERRED SALES CHARGE
                                                MAXIMUM SALES CHARGE (LOAD)      (LOAD) (as a % of original
                                                   IMPOSED ON PURCHASES         purchase price or redemption
                                                (as a % of offering price)      proceeds, whichever is less)
                                              ------------------------------   ------------------------------
                                              CLASS A(2)   CLASS C   CLASS Y   CLASS A(3)   CLASS C   CLASS Y
                                              ----------   -------   -------   ----------   -------   -------
California Intermediate Tax Free Fund            2.25%       N/A       None       0.00%       N/A       None
California Tax Free Fund                         4.25%      0.00%      None       0.00%      1.00%      None
Unaudited Pro Forma Combined California Tax
   Free Fund                                     4.25%      0.00%      None       0.00%      1.00%      None

(1) An annual low balance fee of $15 may be charged to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation. See "Policies and Services - Purchasing, Redeeming, and Exchanging Shares - Additional Information on Purchasing, Redeeming, and Exchanging Shares - Accounts with Low Balances" in the Funds' prospectuses.

(2) Certain investors may qualify for reduced sales charges. Generally, Class A share investments will qualify for a reduced sales charge if the amount of the purchase is from $50,000 to $999,999, and the sales charge will be eliminated if the purchase is $1 million or more.

(3) Class A share investments of $1 million or more on which no front-end sales charge is paid may be subject to a 1% contingent deferred sales charge if they are sold within 18 months of purchase.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) (as a % of average net assets)

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS A                           Fees         Fees(1)     Expenses(2)   Expenses(3)   Expenses(4)   Waivers(1,5)   Expenses(1,5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate Tax
   Free Fund                      0.50%         0.25%         0.52%         0.00%         1.27%         (0.57)%         0.70%
California Tax Free Fund          0.50%         0.25%         0.71%         0.01%         1.47%         (0.81)%         0.66%
Unaudited Pro Forma Combined
   California Tax Free Fund       0.50%         0.25%         0.48%         0.00%         1.23%         (0.58)%         0.65%

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS C                           Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate Tax
   Free Fund                       N/A           N/A           N/A           N/A           N/A            N/A            N/A
California Tax Free Fund          0.50%         0.65%         0.70%         0.01%         1.86%         (0.70)%         1.16%
Unaudited Pro Forma Combined
   California Tax Free Fund       0.50%         0.65%         0.54%         0.00%         1.69%         (0.54)%         1.15%

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS Y                           Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate Tax
   Free Fund                      0.50%         None          0.52%         0.00%         1.02%         (0.32)%         0.70%
California Tax Free Fund          0.50%         None          0.70%         0.01%         1.21%         (0.70)%         0.51%
Unaudited Pro Forma Combined
   California Tax Free Fund       0.50%         None          0.42%         0.00%         0.92%         (0.42)%         0.50%

(1) The Fund's distributor, Quasar Distributors, LLC, has contractually agreed to limit its Class A 12b-1 fees for California Intermediate Tax Free Fund to 0.15% through October 31, 2009. The Advisor has contractually agreed, in addition to other fee waivers and reimbursements, to reimburse an amount of Class A share 12b-1 fees equal to 0.15% and 0.10% of average daily net assets for California Intermediate Tax Free Fund and California Tax Free Fund, respectively, through October 31, 2009.

(2) Other Expenses include administration, audit, legal, blue sky, directors, insurance, printing, custody and transfer agent fees. As Fund assets increase, Other Expenses typically decrease as a percentage of the Fund's average net assets because certain expenses (e.g., transfer agent fees) are charged on a fixed dollar amount per account or per fund basis. In addition to benefiting from an increase in assets and corresponding decrease in Other Expenses as a result of the Reorganization, California Tax Free Fund is expected to realize a further reduction in Other Expenses due to the reduction in certain duplicative expenses (e.g., audit fees, annual and semi-annual shareholder reports, and blue sky fees).

(3) In addition to the Funds' total annual operating expenses that the Funds bear directly, the Funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the Funds invest.

(4) Total Annual Fund Operating Expenses are based on the Funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The Funds' most recent annual report and financial highlights reflect the operating expenses of the Funds and do not include Acquired Fund Fees and Expenses.

(5) The Advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after any waivers by the Advisor and the distributor and excluding Acquired Fund Fees and Expenses, do not exceed 0.70% for both Class A and Class Y shares of California Intermediate Tax Free Fund and 0.65%, 1.15%, and 0.50% for Class A, Class C and Class Y shares of California Tax Free Fund, respectively. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the Advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the Board of Directors.

           COLORADO INTERMEDIATE TAX FREE FUND, COLORADO TAX FREE FUND
             AND UNAUDITED PRO FORMA COMBINED COLORADO TAX FREE FUND

SHAREHOLDER FEES(1) (fees paid directly from your investment)

                                                                                MAXIMUM DEFERRED SALES CHARGE
                                                MAXIMUM SALES CHARGE (LOAD)      (LOAD) (as a % of original
                                                   IMPOSED ON PURCHASES         purchase price or redemption
                                                (as a % of offering price)      proceeds, whichever is less)
                                              ------------------------------   ------------------------------
                                              CLASS A(2)   CLASS C   CLASS Y   CLASS A(3)   CLASS C   CLASS Y
                                              ----------   -------   -------   ----------   -------   -------
Colorado Intermediate Tax Free Fund              2.25%       N/A       None       0.00%       N/A       None
Colorado Tax Free Fund                           4.25%      0.00%      None       0.00%      1.00%      None
Unaudited Pro Forma Combined Colorado Tax
   Free Fund                                     4.25%      0.00%      None       0.00%      1.00%      None

(1) An annual low balance fee of $15 may be charged to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation. See "Policies and Services - Purchasing, Redeeming, and Exchanging Shares - Additional Information on Purchasing, Redeeming, and Exchanging Shares - Accounts with Low Balances" in the Funds' prospectuses.

(2) Certain investors may qualify for reduced sales charges. Generally, Class A share investments will qualify for a reduced sales charge if the amount of the purchase is from $50,000 to $999,999, and the sales charge will be eliminated if the purchase is $1 million or more.

(3) Class A share investments of $1 million or more on which no front-end sales charge is paid may be subject to a 1% contingent deferred sales charge if they are sold within 18 months of purchase.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) (as a % of average net assets)

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS A                           Fees         Fees(1)     Expenses(2)   Expenses(3)   Expenses(4)   Waivers(1,5)   Expenses(1,5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate Tax
   Free Fund                      0.50%         0.25%         0.58%         0.00%         1.33%         (0.48)%         0.85%
Colorado Tax Free Fund            0.50%         0.25%         1.05%         0.01%         1.81%         (1.05)%         0.76%
Unaudited Pro Forma Combined
   Colorado Tax Free Fund         0.50%         0.25%         0.60%         0.00%         1.35%         (0.60)%         0.75%

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS C                           Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate Tax
   Free Fund                       N/A           N/A           N/A           N/A           N/A            N/A            N/A
Colorado Tax Free Fund            0.50%         0.65%         1.05%         0.01%         2.21%         (1.05)%         1.16%
Unaudited Pro Forma Combined
   Colorado Tax Free Fund         0.50%         0.65%         0.83%         0.00%         1.98%         (0.83)%         1.15%

                                                                                          Total
                                            Distribution                  Acquired        Annual
                                             and Service                    Fund           Fund
                               Management      (12b-1)        Other       Fees and      Operating      Less Fee          Net
CLASS Y                           Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
-------                        ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate Tax
   Free Fund                      0.50%         None          0.58%         0.00%         1.08%         (0.38)%         0.70%
Colorado Tax Free Fund            0.50%         None          1.05%         0.01%         1.56%         (1.05)%         0.51%
Unaudited Pro Forma Combined
   Colorado Tax Free Fund         0.50%         None          0.47%         0.00%         0.97%         (0.47)%         0.50%

(1) The Fund's distributor, Quasar Distributors, LLC, has contractually agreed to limit its Class A 12b-1 fees for Colorado Intermediate Tax Free Fund to 0.15% through October 31, 2009.

(2) Other Expenses include administration, audit, legal, blue sky, directors, insurance, printing, custody and transfer agent fees. As Fund assets increase, Other Expenses typically decrease as a percentage of the Fund's average net assets because certain expenses (e.g., transfer agent fees) are charged on a fixed dollar amount per account or per fund basis. In addition to benefiting from an increase in assets and corresponding decrease in Other Expenses as a result of the Reorganization, Colorado Tax Free Fund is expected to realize a further reduction in Other Expenses due to the reduction in certain duplicative expenses (e.g., audit fees, annual and semi-annual shareholder reports, and blue sky fees).

(3) In addition to the Funds' total annual operating expenses that the Funds bear directly, the Funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the Funds invest.

(4) Total Annual Fund Operating Expenses are based on the Funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The Funds' most recent annual report and financial highlights reflect the operating expenses of the Funds and do not include Acquired Fund Fees and Expenses.

(5) The Advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after any waivers by the Advisor and the distributor and excluding Acquired Fund Fees and Expenses, do not exceed 0.85% and 0.70% for Class A and Class Y shares of Colorado Intermediate Tax Free Fund, respectively, and 0.75%, 1.15%, and 0.50% for Class A, Class C, and Class Y shares of Colorado Tax Free Fund, respectively. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the Advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the Board of Directors.

EXAMPLES OF FUND EXPENSES

     The examples below are intended to help you compare the cost of investing in each Acquired Fund and corresponding Acquiring Fund, as well as the combined fund on a pro forma basis, assuming the Reorganizations take place. It assumes that you invest $10,000 for the time periods indicated, that your investment has a 5% return each year, and that the Funds' operating expenses remain the same. The fee waivers shown in the Annual Fund Operating Expense tables above are only reflected in the first year of each of the following time periods. Although your actual costs and returns may differ, based on these assumptions your costs would be:

         CALIFORNIA INTERMEDIATE TAX FREE FUND, CALIFORNIA TAX FREE FUND
            AND UNAUDITED PRO FORMA COMBINED CALIFORNIA TAX FREE FUND

CLASS A                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
California Intermediate Tax Free Fund                    $295      $564     $  853    $1,675
California Tax Free Fund                                 $490      $794     $1,120    $2,041
Unaudited Pro Forma Combined California Tax Free Fund    $489      $744     $1,018    $1,801

CLASS C                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
California Intermediate Tax Free Fund                     N/A       N/A       N/A        N/A
California Tax Free Fund (assuming redemption at end
   of period)                                            $218      $517      $941     $2,123
California Tax Free Fund (assuming no redemption at
   end of period)                                        $118      $517      $941     $2,123
Unaudited Pro Forma Combined California Tax Free Fund
   (assuming redemption at end of period)                $217      $480      $867     $1,953
Unaudited Pro Forma Combined California Tax Free Fund
   (assuming no redemption at end of period)             $117      $480      $867     $1,953

CLASS Y                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
California Intermediate Tax Free Fund                     $72      $293      $532     $1,219
California Tax Free Fund                                  $52      $315      $598     $1,404
Unaudited Pro Forma Combined California Tax Free Fund     $51      $251      $468     $1,093


           COLORADO INTERMEDIATE TAX FREE FUND, COLORADO TAX FREE FUND
             AND UNAUDITED PRO FORMA COMBINED COLORADO TAX FREE FUND

CLASS A                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                      $310      $591     $  892    $1,749
Colorado Tax Free Fund                                   $499      $872     $1,269    $2,378
Unaudited Pro Forma Combined Colorado Tax Free Fund      $498      $778     $1,078    $1,930

CLASS C                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                       N/A       N/A        N/A       N/A
Colorado Tax Free Fund (assuming redemption at end of
   period)                                               $218      $590     $1,089    $2,462
Colorado Tax Free Fund (assuming no redemption at end
   of period)                                            $118      $590     $1,089    $2,462
Unaudited Pro Forma Combined Colorado Tax Free Fund
   (assuming redemption at end of period)                $217      $541     $  991    $2,239
Unaudited Pro Forma Combined Colorado Tax Free Fund
   (assuming no redemption at end of period)             $117      $541     $  991    $2,239

CLASS Y                                                 1 Year   3 Years   5 Years   10 Years
-------                                                 ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                       $72      $306      $559     $1,283
Colorado Tax Free Fund                                    $52      $389      $750     $1,767
Unaudited Pro Forma Combined Colorado Tax Free Fund       $51      $262      $490     $1,147

   As filed with the Securities and Exchange Commission on November   , 2008



                                            1933 Act Registration No. 333-154172


================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-14

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


[X] Pre-Effective Amendment No. 1 [ ] Post-Effective Amendment No. _______


                        (Check Appropriate Box or Boxes)

                                   ----------

                      FIRST AMERICAN INVESTMENT FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                                800 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55402
                    (Address of Principal Executive Offices)

                                 (612) 303-7987
                        (Area Code and Telephone Number)

                                RICHARD J. ERTEL
                               FAF ADVISORS, INC.
                          800 NICOLLET MALL, BC-MN-H04N
                        MINNEAPOLIS, MINNESOTA 55402-7020
                     (Name and Address of Agent for Service)

                                    Copy to:

                                  JAMES D. ALT
                              DORSEY & WHITNEY LLP
                        50 SOUTH SIXTH STREET, SUITE 1500
                          MINNEAPOLIS, MINNESOTA 55402

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS POSSIBLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                                   ----------

The title of securities being registered is common stock, par value $0.0001 per share.

No filing fee is required because of Registrant's reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

================================================================================

                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                                800 Nicollet Mall
                              Minneapolis, MN 55402

                                November __, 2008

Dear Shareholder:


     As a shareholder of California Intermediate Tax Free Fund or Colorado Intermediate Tax Free Fund (each an "Acquired Fund"), each a separate series of First American Investment Funds, Inc. ("FAIF"), you are invited to vote on a proposal to combine your Acquired Fund into another separate series of FAIF (each an "Acquiring Fund"). Shareholders of California Intermediate Tax Free Fund will be asked to vote on a proposal to combine their Fund into California Tax Free Fund, and shareholders of Colorado Intermediate Tax Free Fund will be asked to vote on a proposal to combine their Fund into Colorado Tax Free Fund. The proposals will be voted on at a special meeting of shareholders to be held on December 15, 2008 (the "Meeting"). I would like to ask for your vote on this important proposal affecting your Acquired Fund, as described in the accompanying Prospectus/Proxy Statement.



     Each Acquired Fund has an investment objective that is substantially similar to its Acquiring Fund. In each case, the Acquired Fund and the Acquiring Fund seek to provide current income that is exempt from both federal income tax and income tax of the state specified in the Fund's name, consistent with either preservation of capital (in the case of the Acquired Funds) or prudent investment risk (in the case of the Acquiring Funds). The Acquired Funds and the Acquiring Funds attempt to meet their objectives by investing at least 80% of net assets in municipal securities that pay interest exempt from federal income tax and income tax of the applicable state, including federal and state alternative minimum tax. The Acquired Funds and the Acquiring Funds differ, however, with respect to the average maturity of the securities that they hold. The Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, whereas the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions. Thus, you are being asked to vote on a proposal to combine your Acquired Fund into an Acquiring Fund which has a portfolio with a longer weighted average maturity and may be, therefore, more sensitive to interest rate changes than a portfolio with a shorter weighted average maturity.



     FAF Advisors, Inc. (the "Advisor") serves as the investment advisor to the Funds. Upon recommendation of the Advisor and after review of the Funds, the board of directors of FAIF concluded that it is appropriate to combine each Acquired Fund into its corresponding Acquiring Fund. The Acquired Funds and the Acquiring Funds are all fairly small, and combining the Funds will result in larger funds which potentially can be more efficiently managed. Combining the Funds will also reduce duplicative expenses (i.e., audit fees, annual and semi-annual reports, blue sky fees, etc.). In addition, the Acquiring Funds have had comparable or better performance than the Acquired Funds for the three- and five-year periods ended June 30, 2008 and each Acquiring Fund has lower total expenses than its corresponding Acquired Fund, after fee waivers and expense reimbursements by the Advisor. Finally, although each of the Acquired Funds is somewhat larger than the corresponding Acquiring Funds, the Acquiring Funds are part of larger mutual fund categories which historically have had larger asset flows. Thus, the Advisor and the board of directors believe that the longer-maturity Acquiring Funds have more potential for asset growth.


     The Prospectus/Proxy Statement describes the proposed reorganization of each Acquired Fund into its corresponding Acquiring Fund (each a "Reorganization"). If the proposal affecting an Acquired Fund is approved by its shareholders, all the Acquired Fund's assets will be acquired by its corresponding Acquiring Fund in exchange solely for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the Acquired Fund's liabilities. Each Acquired Fund shareholder will receive shares of the corresponding Acquiring Fund that are of the same class, and with the same total value, as their Acquired Fund shares. The Reorganizations are intended to qualify for federal income tax purposes as tax-free reorganizations. As a result, it is anticipated that shareholders will not recognize any gain or loss in connection with the Reorganizations.

     THE BOARD OF DIRECTORS OF FAIF BELIEVES THAT THE REORGANIZATIONS ARE IN THE BEST INTERESTS OF EACH ACQUIRED FUND AND ACQUIRING FUND AND THEIR SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL AFFECTING YOUR ACQUIRED FUND.


     Your vote is extremely important. You can vote quickly and easily by toll-free telephone call, by internet or by mail by following the instructions that appear on your proxy card, which you will receive for each Acquired Fund in which you own shares. Whether or not you expect to be present at the Meeting, please help us to avoid the cost of a follow-up mailing by voting as soon as possible. If you have any questions about the proxy card, please call
(800) 677-3863.


     NOTE: You may receive more than one proxy package if you hold shares in more than one Acquired Fund or account. You must return separate proxy cards for separate holdings. Please read the entire Prospectus/Proxy Statement carefully before you vote.

     Thank you for taking this matter seriously and participating in this important process.

                                        Sincerely,


                                        /s/ Thomas S. Schreier, Jr.
                                        ----------------------------------------
                                        Thomas S. Schreier, Jr.
                                        President

                        IMPORTANT SHAREHOLDER INFORMATION

WITHIN THIS PACKAGE YOU WILL FIND THE FOLLOWING:

     -    Prospectus/Proxy Statement describing the proposed reorganization

     -    The current prospectus of the Acquiring Funds

     -    The Agreement and Plan of Reorganization, attached as Appendix A

     -    Voting Instructions

     -    Proxy card

     -    Business reply envelope

     The board of directors of First American Investment Funds, Inc. ("FAIF") has unanimously approved the proposed reorganizations listed below and recommends that you vote in favor of the reorganization of your Acquired Fund. The following questions and answers provide a brief overview of the proposals. The board of directors also encourages you to read the full text of the enclosed Prospectus/Proxy Statement carefully.

     WHAT AM I BEING ASKED TO VOTE ON?

     Shareholders of each Acquired Fund are being asked to consider and approve the proposed reorganization of that fund into the corresponding Acquiring Fund set forth below.

Acquired Fund                                 Acquiring Fund
-------------                                 ------------------------
California Intermediate Tax Free Fund   -->   California Tax Free Fund
Colorado Intermediate Tax Free Fund     -->   Colorado Tax Free Fund

     WHY HAS THE BOARD OF DIRECTORS RECOMMENDED THAT I VOTE IN FAVOR OF THE REORGANIZATIONS?

     The board of directors believes that the reorganizations are in the best interests of shareholders of the Acquired Funds and may provide several benefits to shareholders. The Acquired Funds and the Acquiring Funds are all fairly small, and combining the Funds will result in larger funds which potentially can be more efficiently managed. In addition, combining the Funds will reduce duplicative expenses (i.e., audit fees, annual and semi-annual reports, blue sky fees, etc.), and shareholders may benefit from other economies of scale often associated with larger funds. Finally, although each Acquired Fund is somewhat larger than its corresponding Acquiring Fund, California and Colorado long-term tax free funds represent larger asset classes than California and Colorado intermediate-term tax free funds, respectively, and these larger asset classes historically have had greater asset flows. Thus, the Advisor and the board of directors believe that the longer-maturity Acquiring Funds have more potential for asset growth.

     HOW DO THE FUNDS' INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS COMPARE?


     Each Acquired Fund has an investment objective that is substantially similar to its Acquiring Fund. In each case, the Acquired Fund and the Acquiring Fund seek to provide current income that is exempt from both federal income tax and income tax of the state specified in the Fund's name, consistent with either preservation of capital (in the case of the Acquired Funds) or prudent investment risk (in the case of the Acquiring Funds). The Acquired Funds and the Acquiring Funds attempt to meet their objectives by investing at least 80% of net assets in municipal securities that pay interest exempt from federal income tax and income tax of the applicable state, including federal and state alternative minimum tax. The Acquired Funds and the Acquiring Funds differ, however, with respect to the average maturity of the securities that they hold. The Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, whereas the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions. The Acquired Funds and Acquiring Funds are generally subject to the same risks except that the longer-term securities in which the Acquiring Funds invest are generally more sensitive to interest rate risk, which means that during periods of rising interest rates the values of these securities may be more likely to fall than are the values of shorter-term securities. A more detailed comparison of the investment objective, principal investment strategies and risk factors of each Acquired Fund and those of its corresponding Acquiring Fund appears in the enclosed Prospectus/Proxy Statement.


     WHICH CLASS OF SHARES WILL I RECEIVE IN THE REORGANIZATION?

     You will receive the same class of shares in the Acquiring Fund that you hold in the Acquired Fund.

     WHAT ARE THE TAX CONSEQUENCES OF THE REORGANIZATIONS?


     A reorganization, if approved by the affected Acquired Fund's shareholders, will not be a taxable event for federal income tax purposes. You will not realize any capital gain or loss as a result of the proposed reorganizations, although you may receive a distribution of ordinary income and/or net capital gains immediately before the reorganization to the extent that your Acquired Fund has undistributed income and/or gain. Any distributions from interest income that are not tax-exempt will be taxable.


     WHO WILL PAY THE COSTS FOR THE REORGANIZATION?

     The expenses of the reorganizations, including legal expenses, printing, packaging, and postage, plus the cost of any supplementary solicitations, will be borne by the Advisor.

     WILL EACH FUND'S EXPENSES REMAIN THE SAME?


     Each Acquired Fund has the same contractual investment advisory fees as its corresponding Acquiring Fund. Because they are smaller in size, the total expenses of the Acquiring Funds, before expense waivers, are higher than those of the Acquired Funds. After fee waivers and expense reimbursements by the Advisor, however, each Acquiring Fund has lower total expenses than its corresponding Acquired Fund. The Advisor has contractually agreed to maintain the Acquiring Funds' total expense ratios at their current levels through at least October 31, 2009.


     WILL I HAVE THE SAME SHAREHOLDER PRIVILEGES AFTER THE REORGANIZATION?

     Yes. You will continue to enjoy the same shareholder privileges as a shareholder of an Acquiring Fund as you currently have as a shareholder of an Acquired Fund.

     WHEN WOULD THE REORGANIZATIONS TAKE PLACE?


     The reorganization proposal will be voted on at a special meeting of shareholders to be held on December 15, 2008. If all necessary approvals are obtained, the reorganizations will likely take place shortly thereafter.


     WHO WILL RECEIVE THE PROXY MATERIALS?

     The proxy materials are being mailed to all persons and entities that held shares of record in the Acquired Funds on November 4, 2008. Please note that in some cases, record ownership of and/or voting authority over Fund shares may reside with a fiduciary or other agent. In these cases, the fiduciary or other agent may receive the proxy.

     IS THERE ANYTHING I NEED TO DO TO CONVERT MY SHARES?

     No. On the closing date of the reorganization, your shares in the Acquired Fund automatically will be exchanged for shares of the same class in the Acquiring Fund. The total value of Acquiring Fund shares that you receive in the reorganization will be the same as the total value of Acquired Fund shares you hold immediately before the reorganization.

     CAN I REDEEM MY SHARES BEFORE THE REORGANIZATION TAKES PLACE?

     Yes. You can redeem your Acquired Fund shares at any time before the reorganization takes place. In addition, if you hold on to your Acquired Fund shares and receive Acquiring Fund shares in the reorganization, you then can redeem your Acquiring Fund shares. In either case, the redemption will be a taxable transaction. Your receipt of Acquiring Fund shares in the reorganization will not itself be a taxable transaction.

     HAS THE BOARD OF DIRECTORS OF FAIF APPROVED THE PROPOSAL?

     Yes. The FAIF board has approved the proposed reorganization and recommends that you vote FOR the proposal.

     WHEN SHOULD I VOTE?

     We would like to receive your vote as soon as possible. You may cast your vote:

     BY PHONE: Please see the voting instructions on your proxy card. Call the toll-free number listed and follow the recorded instructions.

     BY THE INTERNET: Visit the website listed on your proxy card. Once there, enter the control number located on your proxy card.

     BY MAIL: The proxy cards must be marked with your vote and returned in the business reply envelope included in this package. If you misplaced your envelope, please mail your proxy card to:

                                The Altman Group
                              1200 Wall Street West
                               Lyndhurst, NJ 07071
                           Attn: Tabulation Department

     Please read the full text of the enclosed Prospectus/Proxy Statement for further information. If you have questions, please call your investment professional or First American Funds at (800) 677-3863.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                                800 Nicollet Mall
                              Minneapolis, MN 55402

                      CALIFORNIA INTERMEDIATE TAX FREE FUND
                       COLORADO INTERMEDIATE TAX FREE FUND


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 15, 2008



     NOTICE IS HEREBY GIVEN THAT a Special Meeting of Shareholders (the "Meeting") of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund (each an "Acquired Fund"), each a separate series of First American Investment Funds, Inc. ("FAIF"), a Maryland corporation, will be held on December 15, 2008 at 10:00 a.m., Central time, at the offices of FAF Advisors, Inc. (the "Advisor"), 3rd Floor - Room A, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402. The purpose of the Meeting is to consider and act upon the following proposals and to transact any other business that properly comes before the Meeting or any adjournments thereof. Approval of each proposal will be determined solely by approval of the shareholders of the Acquired Fund affected thereby. It will not be necessary for both proposals to be approved for either one of them to be approved.


     1. FOR CALIFORNIA INTERMEDIATE TAX FREE FUND SHAREHOLDERS ONLY. To approve an Agreement and Plan of Reorganization adopted by FAIF (the "Reorganization Plan") providing for (a) the acquisition of all the assets of California Intermediate Tax Free Fund, a separate series of FAIF, by California Tax Free Fund, another separate series of FAIF, in exchange solely for shares of California Tax Free Fund, and California Tax Free Fund's assumption of all the liabilities of California Intermediate Tax Free Fund, followed by (b) the distribution of those California Tax Free Fund shares to California Intermediate Tax Free Fund's shareholders in liquidation of California Intermediate Tax Free Fund and (c) California Intermediate Tax Free Fund's subsequent termination. A vote in favor of the Reorganization Plan will be considered a vote in favor of an amendment to FAIF's Amended and Restated Articles of Incorporation (the "Articles") effecting the foregoing transactions.

     2. FOR COLORADO INTERMEDIATE TAX FREE FUND SHAREHOLDERS ONLY. To approve an Agreement and Plan of Reorganization adopted by FAIF (the "Reorganization Plan") providing for (a) the acquisition of all the assets of Colorado Intermediate Tax Free Fund, a separate series of FAIF, by Colorado Tax Free Fund, another separate series of FAIF, in exchange solely for shares of Colorado Tax Free Fund, and Colorado Tax Free Fund's assumption of all the liabilities of Colorado Intermediate Tax Free Fund, followed by (b) the distribution of those Colorado Tax Free Fund shares to Colorado Intermediate Tax Free Fund's shareholders in liquidation of Colorado Intermediate Tax Free Fund and (c) Colorado Intermediate Tax Free Fund's subsequent termination. A vote in favor of the Reorganization Plan will be considered a vote in favor of an amendment to FAIF's Amended and Restated Articles of Incorporation (the "Articles") effecting the foregoing transactions.

     The Board of Directors of FAIF has fixed the close of business on November 4, 2008 as the record date for determination of shareholders of each Acquired Fund entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

     YOUR VOTE IS IMPORTANT. PLEASE COMPLETE AND RETURN YOUR PROXY CARD(S) PROMPTLY. EACH SHAREHOLDER IS URGED TO COMPLETE, DATE AND SIGN, AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENVELOPE PROVIDED, EVEN IF YOU PLAN TO ATTEND THE MEETING. ALTERNATIVELY, YOU MAY VOTE VIA THE INTERNET OR TELEPHONE, AS INDICATED ON THE PROXY CARD. YOU MAY REVOKE

YOUR PROXY AT ANY TIME BEFORE IT IS EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO FAIF AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

Dated: November __, 2008

                                        By Order of the Board of Directors


                                        /s/ Kathleen L. Prudhomme
                                        ----------------------------------------
                                        Kathleen L. Prudhomme
                                        Secretary

                           PROSPECTUS/PROXY STATEMENT
                             DATED NOVEMBER __, 2008

                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                                800 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (800) 677-3863

                      CALIFORNIA INTERMEDIATE TAX FREE FUND
                       COLORADO INTERMEDIATE TAX FREE FUND


     This Prospectus/Proxy Statement is being furnished to shareholders of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund (each an "Acquired Fund"), each a separate series of FAIF, in connection with the solicitation of proxies by FAIF's Board of Directors (the "Board of Directors" or the "Board") for use at the Special Meeting of Shareholders of the Acquired Funds (the "Meeting") to be held on December 15, 2008 at 10:00 a.m., Central time, at the offices of FAF Advisors, Inc. (the "Advisor"), and any adjournments thereof.


     As more fully described in this Prospectus/Proxy Statement, the purpose of the Meeting is to consider and act upon the proposed Agreement and Plan of Reorganization (the "Reorganization Plan") pursuant to which California Tax Free Fund and Colorado Tax Free Fund (each an "Acquiring Fund") would acquire substantially all the assets of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund, respectively, in exchange solely for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all the Acquired Fund's liabilities (each such exchange, together with distribution of the shares received in the exchange, as described in the following paragraph, is referred to in this Prospectus/Proxy Statement as a "Reorganization"). The Acquired Funds and the Acquiring Funds are sometimes referred to herein individually as a "Fund" and collectively as the "Funds," and the Acquired Fund and the Acquiring Fund involved in a particular Reorganization are sometimes referred to herein as "corresponding" Funds.


     If a Reorganization is approved, shares of the Acquiring Fund involved in that Reorganization will be distributed to the shareholders of the corresponding Acquired Fund in liquidation of the Acquired Fund, which will be terminated as a series of FAIF. Each shareholder of an Acquired Fund will be entitled to receive that number of full and fractional shares of the corresponding Acquiring Fund of the same class that he or she held in the Acquired Fund, with an aggregate net asset value equal to the aggregate net asset value of the shareholder's Acquired Fund shares held as of the closing date of the Reorganization. These transactions are being structured as tax-free reorganizations. See "Information About the Reorganizations - Federal Income Tax Considerations." Shareholders should consult their tax advisors to determine the actual impact of a Reorganization in light of their individual tax circumstances.


     A vote to approve the Reorganization Plan will be considered a vote in favor of an amendment to the Articles effecting a Reorganization. The amendment is attached to the form of Reorganization Plan attached as Appendix A to this Prospectus/Proxy Statement.

     The Board of Directors has approved the proposed Reorganizations. You are being asked to approve the Reorganization Plan (insofar as it relates to your Acquired Fund(s)) pursuant to which the Reorganizations would be accomplished. Because shareholders of the Acquired Funds are being asked to approve transactions that will result in their holding shares of the corresponding Acquiring Funds, this Prospectus/Proxy Statement also serves as a Prospectus for the Acquiring Funds.

     Each Fund is a separate non-diversified series of FAIF, a Maryland corporation that is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). FAF Advisors, Inc. is the investment advisor for each of the Funds. Each Acquired Fund has an investment objective that is substantially similar to its Acquiring Fund. In each case, the Acquired Fund and the Acquiring Fund seek to provide current income that is exempt from both federal income tax and income tax of the state specified in the Fund's name, consistent with either preservation of capital (in the case of the Acquired Funds) or prudent investment risk (in the case of the Acquiring Funds).

     This Prospectus/Proxy Statement explains concisely the information about each Acquiring Fund that shareholders of the corresponding Acquired Fund should know before voting on the Reorganization. Please read it carefully and keep it for future reference. Additional information concerning the Funds and the Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission ("SEC"):


     - Prospectus relating to the Acquiring Funds, dated October 28, 2008, including any supplements.



     - Prospectus relating to the Acquired Funds, dated October 28, 2008, including any supplements



     - Statement of Additional Information relating to the Funds, dated October 28, 2008, including any supplements.


     - Annual report relating to the Funds for the fiscal year ended June 30, 2008.

     - Statement of Additional Information, dated November __, 2008, relating to this Prospectus/Proxy Statement and the Reorganization (the "Reorganization SAI").

     The above-referenced Prospectuses, annual report, and Statements of Additional Information are incorporated into this Prospectus/Proxy Statement by reference, which means that the information contained in those documents is legally considered to be part of this Prospectus/Proxy Statement.

     This Prospectus/Proxy Statement is accompanied by a copy of the Acquiring Funds' current prospectus (including any supplements). For a free copy of the Acquired Funds' Prospectus, the Funds' Statement of Additional Information, the Funds' annual report, or the Reorganization SAI, please call (800) 677-3863 or write to First American Investment Funds, Inc., 800 Nicollet Mall, Minneapolis, Minnesota 55402. You can also obtain copies of any of these documents without charge on the EDGAR database on the SEC's Internet site at www.sec.gov. Copies are available for a fee by electronic request at the following e-mail address: publicinfo@sec.gov, or from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549.

     THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS


SUMMARY...................................................................     1
   The Proposed Reorganizations...........................................     1
   Comparison of Fund Expenses............................................     2
   Examples of Fund Expenses..............................................     6
   Comparison of Fund Investment Objectives and Investment Strategies.....     6
   Additional Investment Strategies and Policies..........................     9
   Performance Comparison of the Funds....................................     9
   Additional Performance Information.....................................    11
   Form of Organization...................................................    12
   Investment Advisory Service............................................    12
   Operations of the Acquiring Funds Before and After the
      Reorganizations.....................................................    13
   Federal Income Tax Consequences of the Reorganizations.................    13
PRINCIPAL RISK FACTORS....................................................    13
ADDITIONAL INFORMATION ABOUT THE FUNDS....................................    15
   Distribution of Shares.................................................    15
   Purchase and Redemption Procedures and Exchange Privileges.............    16
   Dividends and Other Distributions; Taxes...............................    17
   Taxes..................................................................    17
INFORMATION ABOUT THE REORGANIZATIONS.....................................    18
   Agreement and Plan of Reorganization...................................    18
   Reasons for the Reorganizations........................................    19
   Description of Securities to be Issued.................................    21
   Federal Income Tax Considerations......................................    21
   Capitalization.........................................................    22
MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE...............................    25
FINANCIAL HIGHLIGHTS......................................................    25
VOTING INFORMATION........................................................    25
   General Information....................................................    25
   Voting Rights and Required Vote........................................    25
   Outstanding Shares.....................................................    27
   Shareholder Rights.....................................................    27
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES.......................    27
ADDITIONAL INFORMATION ABOUT THE FUNDS....................................    28
MISCELLANEOUS.............................................................    28
   Legal Matters..........................................................    28
   Experts................................................................    28
   Other Business.........................................................    29
NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES....    29

BOARD RECOMMENDATION......................................................    29
APPENDIX A - AGREEMENT AND PLAN OF REORGANIZATION.........................   A-1

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus/Proxy Statement, the Funds' prospectuses (which are incorporated herein by reference), and the Reorganization Plan (which is attached as Appendix A hereto). This summary may not contain all of the information that is important to you. Shareholders should read the entire Prospectus/Proxy Statement for more complete information.

THE PROPOSED REORGANIZATIONS

     The Board of Directors considered and approved the Reorganizations at a meeting of the Board held on September 23-25, 2008. The Reorganizations would combine each Acquired Fund into a corresponding Acquiring Fund. The Reorganizations are proposed to be accomplished pursuant to the Reorganization Plan, which provides for the acquisition of all the assets of each Acquired Fund by its corresponding Acquiring Fund, in exchange solely for shares of that Acquiring Fund and the assumption by that Acquiring Fund of all the Acquired Fund's liabilities. Approval of each Reorganization will be determined solely by a vote of the majority of outstanding shares of the Acquired Fund involved. It will not be necessary for both Reorganizations to be approved for either one of them to take place.

     If a Reorganization is approved, the Acquired Fund involved therein will cease to exist and the shareholders of the Acquired Fund will become shareholders of the Acquiring Fund listed opposite that Acquired Fund's name in the table below. You will receive shares of the Acquiring Fund that are of the same class, and with the same total value, as the Acquired Fund shares you hold as of the closing date of the Reorganization.

ACQUIRED FUND                           ACQUIRING FUND
--------------------------------------  ----------------------------------------
California Intermediate Tax Free Fund   California Tax Free Fund
Colorado Intermediate Tax Free Fund     Colorado Tax Free Fund


     Each Acquired Fund has an investment objective that is substantially similar to its Acquiring Fund. In each case, the Acquired Fund and the Acquiring Fund seek to provide current income that is exempt from both federal income tax and income tax of the state specified in the Fund's name, consistent with either preservation of capital (in the case of the Acquired Funds) or prudent investment risk (in the case of the Acquiring Funds). The Acquired Funds and the Acquiring Funds attempt to meet their objectives by investing at least 80% of net assets in municipal securities that pay interest exempt from federal income tax and income tax of the applicable state, including federal and state alternative minimum tax. The Acquired Funds and the Acquiring Funds differ, however, with respect to the average maturity of the securities which they hold. The Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, whereas the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions. The Acquired Funds and Acquiring Funds are generally subject to the same risks except that the longer-term securities in which the Acquiring Funds invest are generally more sensitive to interest rate risk, which means that during periods of rising interest rates the values of these securities are more likely to fall than are the values of shorter-term securities. For more complete information regarding the investment objectives, principal investment strategies and principal risk factors of each Acquired Fund compared with those of the Acquiring Fund with which it will be combined, please refer to the "Summary - Comparison of Fund Investment Objectives and Investment Strategies" and "Principal Risk Factors" sections below.


     The Acquired Funds and the Acquiring Funds currently offer Class A and Class Y shares. The Acquiring Funds also offer Class C shares. The Class A and Class Y shares of each Acquired Fund have identical characteristics to the Class A and Class Y shares, respectively, of the corresponding Acquiring

Fund for which they will be exchanged. The Reorganizations will not affect your right to purchase and redeem shares, to exchange among other First American Funds or to receive dividends and other distributions. No sales charges will be imposed on the issuance of each Acquiring Fund's shares as a result of the Reorganizations. For more information about the characteristics of Class A and Y shares of the Funds, see the "Additional Information about the Funds" below.

     As described more fully below under "Information about the Reorganizations
- Reasons for the Reorganizations," the Board of Directors, which is composed solely of directors who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Directors"), has concluded that the Reorganizations are in the best interests of the shareholders of Acquired Funds and the Acquiring Funds and that the interests of existing shareholders will not be diluted as a result of the transactions contemplated by the Reorganizations. Therefore, the Board of Directors has approved the Reorganizations and has submitted the Reorganization Plan for approval by each Acquired Fund's shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE REORGANIZATION OF YOUR ACQUIRED FUND.


COMPARISON OF FUND EXPENSES



     As an investor, you pay fees and expenses to buy and hold shares of a Fund. Shareholder fees are paid directly when you buy or sell shares. You pay annual fund operating expenses indirectly since they are deducted from Fund assets.



     The following tables allow you to compare the shareholder fees and annual fund operating expenses that you may pay for buying and holding Class A and Class Y shares of each Acquired Fund and the corresponding Acquiring Fund. The "Unaudited Pro Forma Combined Fund" column in each table below shows you what the fees and expenses are estimated to be assuming the Reorganizations are approved. Fee and expense information for Class C shares, which are only offered by the Acquiring Funds, is also presented.



     As shown in the tables below, the maximum sales charge imposed on purchases of Class A shares for each Acquired Fund are lower than that of Acquiring Fund and Unaudited Pro Forma Combined Fund maximum sales charges. While Class A shareholders will not pay a sales charge in connection with the Reorganizations, they may be subject to the higher sales charge on purchases of Acquiring Fund Class A shares occurring after the Reorganizations.



     The tables below also compare the annual fund operating expenses as a percentage of average daily net assets for each Fund for the fiscal year ended June 30, 2008, and pro forma expenses, based on the annual fund operating expenses for the Acquiring Fund's shares.

         CALIFORNIA INTERMEDIATE TAX FREE FUND, CALIFORNIA TAX FREE FUND
            AND UNAUDITED PRO FORMA COMBINED CALIFORNIA TAX FREE FUND



SHAREHOLDER FEES(1) (fees paid directly from your investment)



                                                                          MAXIMUM DEFERRED SALES CHARGE
                                          MAXIMUM SALES CHARGE (LOAD)      (LOAD) (as a % of original
                                             IMPOSED ON PURCHASES         purchase price or redemption
                                          (as a % of offering price)      proceeds, whichever is less)
                                        ------------------------------   ------------------------------
                                        CLASS A(2)   CLASS C   CLASS Y   CLASS A(3)   CLASS C   CLASS Y
                                        ----------   -------   -------   ----------   -------   -------
California Intermediate Tax Free Fund      2.25%        N/A      None       0.00%        N/A      None
California Tax Free Fund                   4.25%       0.00%     None       0.00%       1.00%     None
Unaudited Pro Forma Combined
   California Tax Free Fund                4.25%       0.00%     None       0.00%       1.00%     None



(1) An annual low balance fee of $15 may be charged to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation. See "Policies and Services - Purchasing, Redeeming, and Exchanging Shares - Additional Information on Purchasing, Redeeming, and Exchanging Shares - Accounts with Low Balances" in the Funds' prospectuses.



(2) Certain investors may qualify for reduced sales charges. Generally, Class A share investments will qualify for a reduced sales charge if the amount of the purchase is from $50,000 to $999,999, and the sales charge will be eliminated if the purchase is $1 million or more.



(3) Class A share investments of $1 million or more on which no front-end sales charge is paid may be subject to a 1% contingent deferred sales charge if they are sold within 18 months of purchase.




ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) (as a % of average net assets)



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS A                       Fees         Fees(1)     Expenses(2)   Expenses(3)   Expenses(4)   Waivers(1,5)   Expenses(1,5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate
   Tax Free Fund              0.50%         0.25%          0.52%         0.00%         1.27%         (0.57)%         0.70%
California Tax Free Fund      0.50%         0.25%          0.71%         0.01%         1.47%         (0.81)%         0.66%
Unaudited Pro Forma
   Combined California
   Tax Free Fund              0.50%         0.25%          0.48%         0.00%         1.23%         (0.58)%         0.65%



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS C                       Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate
   Tax Free Fund               N/A           N/A            N/A           N/A           N/A            N/A            N/A
California Tax Free Fund      0.50%         0.65%          0.70%         0.01%         1.86%         (0.70)%         1.16%
Unaudited Pro Forma
   Combined California
   Tax Free Fund              0.50%         0.65%          0.54%         0.00%         1.69%         (0.54)%         1.15%



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS Y                       Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
California Intermediate       0.50%         None           0.52%         0.00%         1.02%         (0.32)%         0.70%
   Tax Free Fund
California Tax Free Fund      0.50%         None           0.70%         0.01%         1.21%         (0.70)%         0.51%
Unaudited Pro Forma
   Combined California
   Tax Free Fund              0.50%         None           0.42%         0.00%         0.92%         (0.42)%         0.50%



(1) The Fund's distributor, Quasar Distributors, LLC, has contractually agreed to limit its Class A 12b-1 fees for California Intermediate Tax Free Fund to 0.15% through October 31, 2009. The Advisor has contractually agreed, in addition to other fee waivers and reimbursements, to reimburse an amount of Class A share 12b-1 fees equal to 0.15% and 0.10% of average daily net assets for California Intermediate Tax Free Fund and California Tax Free Fund, respectively, through October 31, 2009.



(2) Other Expenses include administration, audit, legal, blue sky, directors, insurance, printing, custody and transfer agent fees. As Fund assets increase, Other Expenses typically decrease as a percentage of the Fund's average net assets because certain expenses (e.g., transfer agent fees) are charged on a fixed dollar amount per account or per fund basis. In addition to benefiting from an increase in assets and corresponding decrease in Other Expenses as a result of the Reorganization, California Tax Free Fund is expected to realize a further reduction in Other Expenses due to the reduction in certain duplicative expenses (e.g., audit fees, annual and semi-annual shareholder reports, and blue sky fees).

(3) In addition to the Funds' total annual operating expenses that the Funds bear directly, the Funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the Funds invest.



(4) Total Annual Fund Operating Expenses are based on the Funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The Funds' most recent annual report and financial highlights reflect the operating expenses of the Funds and do not include Acquired Fund Fees and Expenses.



(5) The Advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after any waivers by the Advisor and the distributor and excluding Acquired Fund Fees and Expenses, do not exceed 0.70% for both Class A and Class Y shares of California Intermediate Tax Free Fund and 0.65%, 1.15%, and 0.50% for Class A, Class C and Class Y shares of California Tax Free Fund, respectively. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the Advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the Board of Directors.



           COLORADO INTERMEDIATE TAX FREE FUND, COLORADO TAX FREE FUND
             AND UNAUDITED PRO FORMA COMBINED COLORADO TAX FREE FUND



SHAREHOLDER FEES(1) (fees paid directly from your investment)



                                                                          MAXIMUM DEFERRED SALES CHARGE
                                          MAXIMUM SALES CHARGE (LOAD)      (LOAD) (as a % of original
                                             IMPOSED ON PURCHASES         purchase price or redemption
                                          (as a % of offering price)      proceeds, whichever is less)
                                        ------------------------------   ------------------------------
                                        CLASS A(2)   CLASS C   CLASS Y   CLASS A(3)   CLASS C   CLASS Y
                                        ----------   -------   -------   ----------   -------   -------
Colorado Intermediate Tax Free Fund        2.25%        N/A      None       0.00%        N/A      None
Colorado Tax Free Fund                     4.25%       0.00%     None       0.00%       1.00%     None
Unaudited Pro Forma Combined
   Colorado Tax Free Fund                  4.25%       0.00%     None       0.00%       1.00%     None



(1) An annual low balance fee of $15 may be charged to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation. See "Policies and Services - Purchasing, Redeeming, and Exchanging Shares - Additional Information on Purchasing, Redeeming, and Exchanging Shares - Accounts with Low Balances" in the Funds' prospectuses.



(2) Certain investors may qualify for reduced sales charges. Generally, Class A share investments will qualify for a reduced sales charge if the amount of the purchase is from $50,000 to $999,999, and the sales charge will be eliminated if the purchase is $1 million or more.



(3) Class A share investments of $1 million or more on which no front-end sales charge is paid may be subject to a 1% contingent deferred sales charge if they are sold within 18 months of purchase.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets) (as a % of average net assets)



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS A                       Fees         Fees(1)     Expenses(2)   Expenses(3)   Expenses(4)   Waivers(1,5)   Expenses(1,5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate
   Tax Free Fund              0.50%         0.25%          0.58%         0.00%         1.33%         (0.48)%         0.85%
Colorado Tax Free Fund        0.50%         0.25%          1.05%         0.01%         1.81%         (1.05)%         0.76%
Unaudited Pro Forma
   Combined Colorado Tax
   Free Fund                  0.50%         0.25%          0.60%         0.00%         1.35%         (0.60)%         0.75%



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS C                       Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate
   Tax Free Fund               N/A           N/A            N/A           N/A           N/A            N/A            N/A
Colorado Tax Free Fund        0.50%         0.65%          1.05%         0.01%         2.21%         (1.05)%         1.16%
Unaudited Pro Forma
   Combined Colorado Tax
   Free Fund                  0.50%         0.65%          0.83%         0.00%         1.98%         (0.83)%         1.15%



                                                                                      Total
                                        Distribution                   Acquired       Annual
                                         and Service                  Fund Fees        Fund
                           Management      (12b-1)        Other          and        Operating      Less Fee          Net
CLASS Y                       Fees          Fees       Expenses(2)   Expenses(3)   Expenses(4)    Waivers(5)     Expenses(5)
------------------------   ----------   ------------   -----------   -----------   -----------   ------------   -------------
Colorado Intermediate
   Tax Free Fund              0.50%         None           0.58%         0.00%         1.08%         (0.38)%         0.70%
Colorado Tax Free Fund        0.50%         None           1.05%         0.01%         1.56%         (1.05)%         0.51%
Unaudited Pro Forma
   Combined Colorado Tax
   Free Fund                  0.50%         None           0.47%         0.00%         0.97%         (0.47)%         0.50%



(1) The Fund's distributor, Quasar Distributors, LLC, has contractually agreed to limit its Class A 12b-1 fees for Colorado Intermediate Tax Free Fund to 0.15% through October 31, 2009.



(2) Other Expenses include administration, audit, legal, blue sky, directors, insurance, printing, custody and transfer agent fees. As Fund assets increase, Other Expenses typically decrease as a percentage of the Fund's average net assets because certain expenses (e.g., transfer agent fees) are charged on a fixed dollar amount per account or per fund basis. In addition to benefiting from an increase in assets and corresponding decrease in Other Expenses as a result of the Reorganization, Colorado Tax Free Fund is expected to realize a further reduction in Other Expenses due to the reduction in certain duplicative expenses (e.g., audit fees, annual and semi-annual shareholder reports, and blue sky fees).



(3) In addition to the Funds' total annual operating expenses that the Funds bear directly, the Funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the Funds invest.



(4) Total Annual Fund Operating Expenses are based on the Funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The Funds' most recent annual report and financial highlights reflect the operating expenses of the Funds and do not include Acquired Fund Fees and Expenses.



(5) The Advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after any waivers by the Advisor and the distributor and excluding Acquired Fund Fees and Expenses, do not exceed 0.85% and 0.70% for Class A and Class Y shares of Colorado Intermediate Tax Free Fund, respectively, and 0.75%, 1.15%, and 0.50% for Class A, Class C, and Class Y shares of Colorado Tax Free Fund, respectively. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the Advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the Board of Directors.

EXAMPLES OF FUND EXPENSES



     The examples below are intended to help you compare the cost of investing in each Acquired Fund and corresponding Acquiring Fund, as well as the combined fund on a pro forma basis, assuming the Reorganizations take place. It assumes that you invest $10,000 for the time periods indicated, that your investment has a 5% return each year, and that the Funds' operating expenses remain the same. The fee waivers shown in the Annual Fund Operating Expense tables above are only reflected in the first year of each of the following time periods. Although your actual costs and returns may differ, based on these assumptions your costs would be:



         CALIFORNIA INTERMEDIATE TAX FREE FUND, CALIFORNIA TAX FREE FUND
            AND UNAUDITED PRO FORMA COMBINED CALIFORNIA TAX FREE FUND



CLASS A                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
California Intermediate Tax Free Fund                    $295      $564     $  853    $1,675
California Tax Free Fund                                 $490      $794     $1,120    $2,041
Unaudited Pro Forma Combined California Tax Free Fund    $489      $744     $1,018    $1,801



CLASS C                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
California Intermediate Tax Free Fund                     N/A       N/A       N/A       N/A
California Tax Free Fund (assuming redemption
   at end of period)                                     $218      $517      $941     $2,123
California Tax Free Fund (assuming no
   redemption at end of period)                          $118      $517      $941     $2,123
Unaudited Pro Forma Combined California Tax
   Free Fund (assuming redemption at end of
   period)                                               $217      $480      $867     $1,953
Unaudited Pro Forma Combined California Tax
   Free Fund (assuming no redemption at end of
   period)                                               $117      $480      $867     $1,953



CLASS Y                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
California Intermediate Tax Free Fund                    $72       $293      $532     $1,219
California Tax Free Fund                                 $52       $315      $598     $1,404
Unaudited Pro Forma Combined California Tax Free Fund    $51       $251      $468     $1,093



           COLORADO INTERMEDIATE TAX FREE FUND, COLORADO TAX FREE FUND
             AND UNAUDITED PRO FORMA COMBINED COLORADO TAX FREE FUND



CLASS A                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                      $310      $591     $  892    $1,749
Colorado Tax Free Fund                                   $499      $872     $1,269    $2,378
Unaudited Pro Forma Combined Colorado Tax Free Fund      $498      $778     $1,078    $1,930



CLASS C                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                       N/A       N/A        N/A       N/A
Colorado Tax Free Fund (assuming redemption at
   end of period)                                        $218      $590     $1,089    $2,462
Colorado Tax Free Fund (assuming no redemption
   at end of period)                                     $118      $590     $1,089    $2,462
Unaudited Pro Forma Combined Colorado Tax Free
   Fund (assuming redemption at end of period)           $217      $541     $  991    $2,239
Unaudited Pro Forma Combined Colorado Tax Free
   Fund (assuming no redemption at end of period)        $117      $541     $  991    $2,239



CLASS Y                                                 1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------   ------   -------   -------   --------
Colorado Intermediate Tax Free Fund                       $72      $306      $559     $1,283
Colorado Tax Free Fund                                    $52      $389      $750     $1,767
Unaudited Pro Forma Combined Colorado Tax Free Fund       $51      $262      $490     $1,147

COMPARISON OF FUND INVESTMENT OBJECTIVES AND INVESTMENT STRATEGIES



     The following table compares the investment objectives and principal investment strategies of the Acquired Funds and the Acquiring Funds. Please review the table carefully.



     As described below, the investment objective of each Acquired Fund is substantially similar to that of its corresponding Acquiring Fund. A Fund's objective may be changed without shareholder approval. If a Fund's objective changes, you would be notified at least 60 days in advance. Please remember, there is no guarantee that any Fund will achieve its objective.



     As more fully set forth below, the principal investment strategies of each Acquired Fund are identical to those of its corresponding Acquiring Fund, except with respect to the average maturity of the securities which the Funds hold. A Fund's principal investment strategies are the strategies that the Advisor believes are most likely to be important in trying to achieve the Fund's objective. You should be aware that each Fund may also use strategies to invest in securities that are not described in this Prospectus/Proxy Statement but that are described in its prospectus and/or SAI.

              ACQUIRED FUNDS                    ACQUIRING FUNDS
              -------------------------------   --------------------------------
Investment    Providing current income that     Providing current income that is
Objective:    is exempt from both federal       exempt from both federal income
              income tax and from the income    tax and from the income tax of
              tax of the state specified in     the state specified in the
              the Acquired Fund's name, to      Acquiring Fund's name, to the
              the extent consistent with        extent consistent with prudent
              preservation of capital.          investment risk.

Principal     Under normal market conditions, each Acquired Fund and each
Investment    Acquiring Fund invests at least 80% of its net assets (plus the
Strategies:   amount of any borrowings for investment purposes) in municipal securities that pay interest that is exempt from federal and the applicable state's income tax, including federal and state alternative minimum tax. Each Fund will provide shareholders with at least 60 days notice before changing this policy.

              Each Acquired Fund and each Acquiring Fund normally may invest up to 20% of its net assets in taxable obligations, including obligations the interest on which is subject to federal and the applicable state's alternative minimum tax.

              Each Acquired Fund and each Acquiring Fund may invest in "general obligation" bonds, "revenue" bonds, participation interests in municipal leases, and zero coupon municipal securities. These securities may have fixed or variable rates of interest, including rates that reset on a periodic basis.

              Each Acquired Fund and each Acquiring Fund invests mainly in securities that, at the time of purchase, are either rated investment grade by Moody's, Standard & Poor's, and/or Fitch, or are unrated and determined to be of comparable quality by the Advisor. However, each Acquired Fund and each Acquiring Fund may invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as "high-yield" securities or "junk bonds"), provided the securities are rated at least "B," or are unrated and determined to be of comparable quality by the Advisor, at the time of investment. If the rating of a security is reduced or discontinued after purchase, the impacted Fund is not required to sell the security, but may consider doing so.

              Each Acquired Fund attempts to maintain the weighted average maturity of its portfolio securities at 3 to 10 years under normal market conditions. Each Acquiring Fund attempts to maintain the weighted average maturity of its portfolio securities at 10 to 25 years under normal market conditions.

              Each Acquired Fund and each Acquiring Fund may utilize futures contracts and options on futures contracts to hedge against market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of each Fund's portfolio. No
              Acquired Fund or Acquiring Fund may use such instruments to gain exposure to a security or type of security that it would be prohibited by its investment restrictions from purchasing directly.

ADDITIONAL INVESTMENT STRATEGIES AND POLICIES


     In addition to the principal investment strategies of each Fund described above, each Fund may also engage in other types of investment practices, including:

     Temporary Investments. In an attempt to respond to adverse market, economic, political, or other conditions, each Acquired Fund and each Acquiring Fund may temporarily invest without limit in cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities, including securities which pay income that is subject to federal and state income tax. These investments may include money market funds advised by the Funds' advisor. Because these investments may be taxable, and may result in a lower yield than would be available from investments with a lower quality or longer term, they may prevent a Fund from achieving its objective.

     Portfolio Turnover. Fund managers may trade securities frequently, resulting, from time to time, in an annual portfolio turnover rate of over 100%. Trading of securities may produce capital gains, which are taxable to shareholders when distributed. Active trading may also increase the amount of commissions or mark-ups to broker-dealers that the Fund pays when it buys and sells securities. The "Financial Highlights" section below shows each Fund's historical portfolio turnover rate.


     Fundamental and Non-Fundamental Investment Restrictions. Each of the Funds is subject to the same fundamental and non-fundamental investment restrictions, as set forth in the Funds' SAI. Fundamental investment restrictions cannot be changed with respect to a Fund without approval by the holders of a majority of the outstanding shares of that Fund, as defined in the 1940 Act. Non-fundamental investment restrictions may be changed by the Board without a shareholder vote.



     Additional information about each Fund's investment strategies and policies is set forth in the Fund's prospectus and SAI. The Acquiring Funds' prospectus is enclosed with this Prospectus/Proxy Statement. The Acquired Funds' prospectus and the Funds' SAI are available upon request by calling (800)677-3863.


PERFORMANCE COMPARISON OF THE FUNDS

     The performance information below compares the performance of each Acquired Fund to that of its corresponding Acquiring Fund. The bar charts and tables illustrate the variability of each Fund's performance over time. Of course, past performance (before and after taxes) is not an indication of future results.

     The bar charts show how the performance of each Fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

     The tables compare the performance for each share class of each Fund over different time periods, before and after taxes, to that of the respective Fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and Fund expenses; the benchmarks are unmanaged, have no expenses, and are unavailable for investment. For Class A shares, the tables include returns both before and after taxes. For Class Y shares, the tables only include returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historically highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns depend on your tax situation and may differ from the returns shown below.

     The bar charts and tables assume reinvestment of all dividends and other distributions. Performance reflects fee waivers in effect. If these fee waivers were not in place, each Fund's performance would be reduced.

PERFORMANCE COMPARISON: CALIFORNIA INTERMEDIATE TAX FREE FUND AND CALIFORNIA TAX FREE FUND

CALIFORNIA INTERMEDIATE TAX FREE FUND

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)

             5.82%     (0.90)%     9.63%      4.47%      8.36%      3.74%      3.53%      2.35%      3.92%      2.92%
             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended September 30, 2002      4.74%
           Worst Quarter:
           Quarter ended June 30, 2004          (1.96)%

AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07                                                 Date         One Year       Five Years       Ten Year
----------------------------                                ---------       --------       ----------       --------
California Intermediate Tax Free Fund
   Class A (return before taxes)                              8/8/97          0.56%           2.83%           4.11%
   Class A (return after taxes on distributions)                              0.53%           2.75%           4.05%
   Class A (return after taxes on distributions and sale
      of fund shares)                                                         1.67%           2.93%           4.08%
   Class Y (return before taxes)                              8/8/97          3.01%           3.43%           4.46%
Lehman 7-Year Municipal Bond Index(2)
   (reflects no deduction for fees, expenses, or taxes)                       5.06%           3.86%           4.96%
Lipper California Intermediate Municipal Debt Funds
   Category Average(3)
   (reflects no deduction for sales charges or taxes)                         2.65%           2.84%           4.21%

(1)  Total return for the period from 1/1/08 through 9/30/08 was (1.39)%.

(2) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(3) Represents funds that invest primarily in municipal debt issues with dollar - weighted average maturities of five to ten years that are exempt from taxation in California.

CALIFORNIA TAX FREE FUND

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)

             4.31%      9.33%      4.98%      4.76%      2.93%      4.44%      2.46%
             2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended September 30, 2002      5.92%
           Worst Quarter:
           Quarter ended June 30, 2004          (2.34)%

AVERAGE ANNUAL TOTAL RETURNS                                Inception                                           Since
AS OF 12/31/07                                                 Date         One Year       Five Years       Inception
----------------------------                                ---------       --------       ----------       ---------
California Tax Free Fund
   Class A (return before taxes)                               2/1/00        (1.92)%            3.02%           5.46%
   Class A (return after taxes on distributions)                             (1.99)%            2.92%           5.35%
   Class A (return after taxes on distributions and sale
      of fund shares)                                                         0.20%             3.14%           5.29%
   Class C (return before taxes)                               2/1/00         1.04%             3.49%           5.63%
   Class Y (return before taxes)                               2/1/00         2.59%             4.16%           6.29%
Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           6.08%
Lipper California Municipal Debt Funds Category
   Average(3)
   (reflects no deduction for sales charges or taxes)                         0.42%             3.61%           5.43%

(1)  Total return for the period from 1/1/08 through 9/30/08 was (4.72)%.

(2) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(3) Represents funds that invest primarily in those securities that provide income that is exempt from taxation in California.

PERFORMANCE COMPARISON: COLORADO INTERMEDIATE TAX FREE FUND AND COLORADO TAX FREE FUND

COLORADO INTERMEDIATE TAX FREE FUND

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)

             5.44%     (1.58)%     8.52%      5.59%      8.70%      4.09%      2.98%      1.91%      3.61%      2.93%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended September 30, 2002      3.85%
           Worst Quarter:
           Quarter ended June 30, 2004          (2.16)%

AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07                                                 Date         One Year       Five Years       Ten Years
----------------------------                                ---------       --------       ----------       --------
Colorado Intermediate Tax Free Fund
   Class A (return before taxes)                               4/4/94          0.63%            2.65%           3.94%
   Class A (return after taxes on distributions)                               0.55%            2.57%           3.89%
   Class A (return after taxes on distributions and sale
      of fund shares)                                                          1.86%            2.82%           3.96%
   Class Y (return before taxes)                               4/4/94          3.09%            3.27%           4.27%
Lehman 7-Year Municipal Bond Index(2)
   (reflects no deduction for fees, expenses, or taxes)                        5.06%            3.86%           4.96%
Lipper Other States Intermediate Municipal Debt Funds
   Category Average(3)
   (reflects no deduction for sales charges or taxes)                          2.93%            2.78%           3.79%

(1)  Total return for the period from 1/1/08 through 9/30/08 was (1.18)%.

(2) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(3) Represents funds that invest primarily in municipal debt issues with dollar- weighted average maturities of five to ten years that are exempt from taxation on a specified state basis.

COLORADO TAX FREE FUND

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)

             5.35%     10.35%      5.26%      4.27%      3.09%      4.12%      0.45%
             2001       2002       2003       2004       2005       2006       2007
           Best Quarter:
           Quarter ended  September 30, 2002      5.55%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.28)%

AVERAGE ANNUAL TOTAL RETURNS                                Inception                                         Since
AS OF 12/31/07                                                   Date       One Year       Five Years       Inception
----------------------------                                ---------       --------       ----------       ---------
Colorado Tax Free Fund
   Class A (return before taxes)                               2/1/00        (3.81)%            2.54%           5.23%
   Class A (return after taxes on distributions)                             (3.86)%            2.35%           5.09%
   Class A (return after taxes on distributions and sale
      of fund shares)                                                        (0.96)%            2.76%           5.14%
   Class C (return before taxes)                               2/1/00        (0.91)%            3.03%           5.39%
   Class Y (return before taxes)                               2/1/00         0.70%             3.68%           6.08%
Lehman Municipal Bond Index(2)
   (reflects no deduction for fees, expenses, or taxes)                       3.36%             4.30%           6.08%
Lipper Colorado Municipal Debt Funds Category Average(3)
   (reflects no deduction for sales charges or taxes)                         1.63%             3.61%           5.48%

(1)  Total return for the period from 1/1/08 through 9/30/08 was (3.56)%.

(2) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(3) Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Colorado.

ADDITIONAL PERFORMANCE INFORMATION

     Information concerning the factors that materially affected each Fund's performance during the fiscal year ended June 30, 2008, is excerpted from the Funds' annual report for such year and included in "Management's Discussion of Fund Performance" below.

FORM OF ORGANIZATION

     Each Fund is a separate non-diversified series of FAIF, a Maryland corporation that is registered as an open-end management investment company under the 1940 Act. FAIF was incorporated in the State of Maryland on August 20, 1987, under the name "SECURAL Mutual Funds, Inc." The Board of Directors and shareholders, at meetings held January 10, 1991, and April 2, 1991, respectively, approved amendments to the Articles of Incorporation providing that the name "SECURAL Mutual Funds, Inc." be changed to "First American Investment Funds, Inc." FAIF is organized as a series fund and currently issues 43 series, including the Funds. Each series of shares represents a separate investment portfolio with its own investment objective and policies.

INVESTMENT ADVISORY SERVICE

     Each Fund has the same investment advisor, FAF Advisors, Inc. Pursuant to an Investment Advisory Agreement with FAIF, the Advisor manages the Funds' business and investment activities, subject to the authority of the Board of Directors.


     The Advisor is located at 800 Nicollet Mall, Minneapolis, MN 55402. The Advisor is a subsidiary of U.S. Bank National Association (which, in turn, is a subsidiary of U.S. Bancorp). The Advisor provides investment management services to individuals and institutions, including corporations, foundations, pensions and retirement plans. As of September 30, 2008, the Advisor had more than $99 billion in assets under management, including investment company assets of more than $86 billion.


     The portfolio managers primarily responsible for the management of an Acquired Fund are the same individuals who are primarily responsible for the management of the corresponding Acquiring fund. Information on these individuals is set forth below.

     California Intermediate Tax Free Fund and California Tax Free Fund. Christopher L Drahn is the primary portfolio manager for each Fund, and Michael
S. Hamilton co-manages each Fund. Mr. Drahn has served as the primary portfolio manager for California Intermediate Tax Free Fund and Mr. Hamilton has co-managed the Fund since August 1997. Mr. Drahn has served as the primary portfolio manager for California Tax Free Fund since May 2005, prior to which he had co-managed the Fund since February 2000. Mr. Hamilton has co-managed California Tax-Free Fund since May 2005, prior to which he had served as the primary portfolio manager for the Fund since December 2002.


     Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund. Christopher
L. Drahn is the primary portfolio manager for each Fund, and Michael L. Welle co-manages each Fund. Mr. Drahn has served as the primary portfolio manager for Colorado Intermediate Tax Free Fund since April 1994 and Mr. Welle has co-managed the Fund since June 2007. Mr. Drahn has served as the primary portfolio manager for Colorado Tax Free Fund since June 2007, prior to which he had co-managed the Fund since February 2000. Mr. Welle has co-managed Colorado Tax Free Fund since June 2007.


     Portfolio Manager Biographies

     Christopher L. Drahn, CFA, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined the Advisor in 1980.

     Michael S. Hamilton, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined the Advisor in 1989.

     Michael L. Welle, CFA, Fixed-Income trader, Portfolio Manager, entered the financial services industry when he joined the Advisor in 1992.


OPERATIONS OF THE ACQUIRING FUNDS BEFORE AND AFTER THE REORGANIZATIONS



     Based on its review of each Fund's investment portfolio, the Advisor believes that all of the assets held by each Acquired Fund will be consistent with the corresponding Acquiring Fund's investment objective and policies and thus can be transferred to and held by that Acquiring Fund if the Reorganization Plan is approved for that Fund. If prior to the time of the Reorganizations, either Acquired Fund were to hold any assets that the corresponding Acquiring Fund were not allowed to hold, those assets would be sold prior to the Reorganizations. The proceeds of those sales would be held in temporary investments or reinvested in assets that the corresponding Acquiring Fund may hold. The possible need for an Acquired Fund to dispose of assets prior to the Reorganizations could result in selling securities at a disadvantageous time and could result in an Acquired Fund's realizing losses that would not otherwise have been realized. Alternatively, these sales could result in an Acquired Fund's realizing gains that would not otherwise have been realized, the net proceeds of which would be included in a distribution to its shareholders prior to the Reorganizations.



     After the Reorganizations, and in response to prevailing market conditions at such time, it is possible that the Acquiring Funds will make changes in portfolio holdings in an effort to adjust the weighted average maturities of their respective portfolios or to respond to other market conditions. This may result in increased trading of securities, which may produce capital gains taxable to shareholders upon distribution and may result in increased trading costs for the Funds.



FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS


     As a condition to the closing of each Reorganization, FAIF will receive an opinion from Dorsey & Whitney LLP to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. Accordingly, shareholders will not recognize taxable gain or loss as a direct result of a Reorganization. Each Acquired Fund shareholder's aggregate tax basis in the Acquiring Fund shares it receives in a Reorganization will be the same as the aggregate tax basis in the Acquired Fund shares the shareholder constructively exchanges therefor, and the shareholder's holding period for those Acquiring Fund shares will include its holding period for those Acquired Fund shares. In addition, an Acquiring Fund's aggregate tax basis in the assets it receives from the corresponding Acquired Fund will be the same as the latter's aggregate tax basis therein, and the Acquiring Fund's holding period for those assets will include that Acquired Fund's holding period therefor immediately before the Reorganization.

     If an Acquired Fund sells securities prior to the closing of a Reorganization, it may recognize net gains or losses. Any net gains recognized on those sales would increase the amount of any distribution that the Acquired Fund must make to its shareholders prior to that closing. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. See "Information about the Reorganizations - Federal Income Tax Considerations" below for more detailed information about federal income tax considerations.

                             PRINCIPAL RISK FACTORS

     As indicated above, the investment objective of each Acquired Fund is substantially similar to that of its corresponding Acquiring Fund. In addition, all of the Funds seek to meet their objective by investing at least 80% of net assets in municipal securities that pay interest exempt from federal income tax and income tax of the applicable state. Therefore, the Funds are generally subject to the same risks. However, because the Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, whereas the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions, the Acquiring Funds are generally subject to greater interest rate risk. See "Interest Rate Risk" below. Set forth below are the principal risks of investing in the Funds. For all of the Funds, the price and yield will change daily due to changes in interest rates and other factors, which means you could lose money.

     ACTIVE MANAGEMENT RISK. Each Fund is actively managed and its performance therefore will reflect in part the advisor's ability to make investment decisions which are suited to achieving the Fund's investment objective. Due to its active management, a Fund could underperform its benchmark or other mutual funds with similar investment objectives.

     CALL RISK. Many municipal bonds may be redeemed at the option of the issuer, or "called," before their stated maturity date. In general, an issuer will call its bonds if they can be refinanced by issuing new bonds which bear a lower interest rate. The Funds are subject to the possibility that during periods of falling interest rates, a municipal bond issuer will call its high-yielding bonds. A Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund's income.


     CREDIT RISK. Each Fund is subject to the risk that the issuers of debt securities held by the Fund will not make payments on the securities. There is also the risk that an issuer could suffer adverse changes in financial condition that could lower the credit quality of a security. This could lead to greater volatility in the price of the security and in shares of the Fund. Also, a change in the credit quality rating of a bond could affect the bond's liquidity and make it more difficult for the Fund to sell. In adverse economic or other circumstances, issuers of lower rated securities are more likely to have difficulty making principal and interest payments than issuers of higher rated securities. When a Fund purchases unrated securities, it will depend on the advisor's analysis of credit risk without the assessment of an independent rating organization, such as Moody's or Standard & Poor's.



     EXTENSION RISK. Some municipal bond issuers may have the right to pay principal on an obligation later than scheduled, which would cause cash flows to be returned later than expected. This typically results when interest rates have increased and, as a result of the delay in cash flows, a Fund would suffer from the inability to invest in higher yielding securities.


     FUTURES RISK. The use of futures contracts exposes a Fund to additional risks and transaction costs. Risks inherent in the use of futures contracts include: the risk that securities prices, index prices, or interest rates will not move in the direction that the advisor anticipates; an imperfect correlation between the price of the futures contract and movements in the prices of the securities being hedged; the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; leverage risk, which is the risk that adverse price movements in a futures contract can result in a loss substantially greater than the Fund's initial investment in that futures contract; and the risk that the counterparty will fail to perform its obligations, which could leave the Fund worse off than if it had not entered into the position. If a Fund uses futures contracts and the advisor's judgment proves incorrect, the Fund's performance could be worse than if it had not used these instruments.

     HIGH-YIELD SECURITIES RISK. Each Fund may invest in high-yield securities. Although these securities usually offer higher yields than investment grade securities, they also involve more risk. High-yield securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities. In addition, the secondary trading market may be less liquid. High-yield securities generally have more volatile prices and carry more risk to principal than investment grade securities.

     INCOME RISK. Each Fund's income could decline due to falling market interest rates. This is because, in a falling interest rate environment, the Funds generally will have to invest the proceeds from sales of Fund shares, as well as the proceeds from maturing portfolio securities (or portfolio securities that have been called, see "Call Risk" above), in lower-yielding securities.


     INTEREST RATE RISK. Debt securities in the Funds will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. Longer-term debt securities are generally more sensitive to interest rate changes, usually making them more volatile than securities with shorter maturities. Thus, because the Acquiring Funds attempt to maintain the weighted average maturity of their portfolio securities at 10 to 25 years under normal market conditions, whereas the Acquired Funds attempt to maintain the weighted average maturity of their portfolio securities at 3 to 10 years under normal market conditions, the Acquiring Funds are generally subject to greater interest rate risk. Each Fund may invest in zero coupon securities, which do not pay interest on a current basis and which may be highly volatile as interest rates rise or fall.

     LIQUIDITY RISK. Each Fund is exposed to liquidity risk because of its investment in high-yield securities. Trading opportunities are more limited for debt securities that have received ratings below investment grade. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Funds may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on a Fund's performance. Infrequent trading may also lead to greater price volatility.

     MUNICIPAL LEASE OBLIGATIONS RISK. Each Fund may purchase participation interests in municipal leases. These are undivided interests in a lease, installment purchase contract, or conditional sale contract entered into by a state or local government unit to acquire equipment or facilities. Participation interests in municipal leases pose special risks because many leases and contracts contain "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for this purpose by the appropriate legislative body. Although these kinds of obligations are secured by the leased equipment or facilities, it might be difficult and time consuming to dispose of the equipment or facilities in the event of non-appropriation, and the Fund might not recover the full principal amount of the obligation.

     NON-DIVERSIFICATION RISK. Each Fund is non-diversified. A non-diversified fund may invest a larger portion of its assets in a fewer number of issuers than a diversified fund. Because a relatively high percentage of each Fund's assets may be invested in the securities of a limited number of issuers, each Fund's portfolio may be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified fund.


     POLITICAL AND ECONOMIC RISKS. The values of municipal securities may be adversely affected by local political and economic conditions and developments. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). Because each Fund invests in the securities of issuers located in a single state, it will be disproportionately affected by political and economic conditions and developments in that state. The value of municipal securities also may be adversely affected by future changes in federal or state income tax laws, including rate reductions, the imposition of a flat tax, or the loss of a current state income tax exemption.



     Because the California Intermediate Tax Free Fund and California Tax Free Fund invest in securities of issuers within the state of California, these Funds are particularly susceptible to events in California. Although California has a larger and more diverse economy than most other states, its economy continues to be driven by, among other industries, agriculture, tourism, housing and construction, high technology and manufacturing. A downturn in any one industry may have a disproportionate impact on California municipal securities. Similarly, because Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund invest in securities of issuers within the state of Colorado, these Funds are particularly susceptible to events in Colorado. The Colorado economy is based on information, professional and technical services, communications, transportation, tourism, natural resources and mining, and manufacturing. Certain obligations of Colorado state and local public entities are subject to particular economic risks, including, but not limited to, the vulnerabilities of resort economies which depend on seasonal tourism, the possibility of downturns in sales tax and other revenues, and fluctuations in the real estate market. Because the Acquiring Funds generally invest in debt securities with longer maturities than the Acquired Funds, the Acquiring Funds may be more sensitive to interest rate changes. More detailed information about the risks of investing in California and Colorado is contained in the Funds' SAI.


                     ADDITIONAL INFORMATION ABOUT THE FUNDS

DISTRIBUTION OF SHARES


     The distribution arrangements applicable to the Class A and Class Y shares of each Acquired Fund are identical to the distribution arrangements applicable to the Class A and Class Y shares, respectively, of its corresponding Acquiring Fund. Quasar Distributors, LLC (the "Distributor") serves as the distributor for the Funds' shares pursuant to a Distribution Agreement with FAIF dated July 1, 2007 (the "Distribution Agreement"). The Distributor is a wholly owned subsidiary of U.S. Bancorp. The Distributor receives any front-end sales charges or contingent deferred sales charges paid in connection with the purchase or sale of Fund shares, as disclosed above under "Summary - Comparison of Fund Expenses," and any fees paid by the Funds pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1").

     FAIF has adopted a Distribution Plan pursuant to Rule 12b-1 (the "Distribution Plan") which applies to the Class A shares of the Acquired Funds and the Acquiring Funds. Under the Distribution Plan, each Fund pays to the Distributor a shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of the Fund's Class A shares. The Distributor uses these fees to compensate financial intermediaries for administrative services performed on behalf of the intermediaries' customers. These intermediaries receive shareholder servicing fees of 0.25% of a Fund's Class A share average daily net assets attributable to shares sold through them. The Distributor begins to pay shareholder servicing fees to intermediaries immediately after a shareholder purchases shares and the intermediaries continue to receive these fees for as long as the shareholder holds the shares


     The Distributor receives no sales charges or Rule 12b-1 fees for distribution of the Class Y shares.


     In addition to the Rule 12b-1 fees paid by the Funds, the Advisor and/or the Distributor may pay additional compensation to financial intermediaries out of their own legitimate profits in connection with the sale or retention of Fund shares and/or in exchange for sales and/or administrative services performed on behalf of the intermediaries' customers. The amount of these payments may be significant, and may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund to an investor. These payments are not reflected in the fees and expenses listed above under "Summary
- Comparison of Fund Expenses" because they are not paid by the Funds.

     For more complete information concerning the distribution arrangements applicable to the Funds, including applicable fees and expenses, please see the Acquiring Funds' prospectus, which accompanies this Proxy Statement/Prospectus, the Acquired Funds' prospectus, and the Funds' SAI. For a copy of the Acquired Funds' prospectus or the Funds' SAI, which are incorporated by reference herein, call Investor Services at (800) 677-3863.

PURCHASE AND REDEMPTION PROCEDURES AND EXCHANGE PRIVILEGES

     The purchase and redemption procedures for each Acquired Fund are identical to those of the corresponding Acquiring Fund except that, as noted above under "Summary - Comparison of Fund Expenses," Class A share front-end sales charges are higher for the Acquiring Funds.

     Shares of the Funds may be purchased or redeemed on any day when the New York Stock Exchange is open, except that shares cannot be purchased by wire transfer on days that federally chartered banks are closed. The purchase or redemption price for Fund shares will be based on that day's net asset value per share if the order is received in proper form by the Funds, or an investment professional or financial institution authorized to accept orders on the Funds' behalf, prior to the time the Funds calculate their net asset values. Purchases of Class A shares are made at net asset value plus a front-end sales charge, which is reduced for larger purchases. There is no front-end sales charge on Class A share purchases of $1 million or more, but shareholders may be assessed a contingent deferred sales charge ("CDSC") of 1% if they sell their shares within 18 months. Class Y shares of the Acquired Funds and the Acquiring Funds are sold at their net asset value per share without either a front-end sales charge or a CDSC.

     Exchange privileges for each Acquired Fund are identical to those of the corresponding Acquiring Fund. Shares of the Funds generally may be exchanged for the same class of shares in any other First American Fund, with certain exceptions, including:

     - Class A shares may be exchanged for Class Y shares of the same Fund or another First American Fund if the shareholder subsequently becomes eligible to purchase Class Y shares.

     - If a shareholder is no longer eligible to hold Class Y shares, the shareholder may exchange those shares for Class A shares at net asset value. Class A shares have higher expenses than Class Y shares.

     Exchanges are made based on the net asset value per share of each Fund at the time of the exchange. When Class A shares of a Fund are exchanged for Class A shares of another First American Fund, there is no front-end sales charge.

     A Fund may change or cancel its exchange policies at any time. The Funds have the right to limit exchanges that are deemed to constitute short-term trading.

     For more complete information concerning purchase and redemption procedures and exchange privileges, please see the Acquiring Funds' Prospectus, which accompanies this Proxy Statement/Prospectus, the Acquired Funds' Prospectus, and the Funds' SAI. For a copy of the Acquired Funds' Prospectus or the Funds' SAI, which are incorporated by reference herein, call Investor Services at (800) 677-3863.

DIVIDENDS AND OTHER DISTRIBUTIONS; TAXES

     The Funds' policies regarding dividends and other distributions are identical. Dividends from each Fund's net investment income are declared daily and paid monthly. Any capital gains are distributed at least once each year. Dividends are reinvested in additional shares of the same Fund, unless the shareholder requests that distributions be reinvested in another First American Fund or paid in cash.

TAXES


     Federal Taxes on Distributions. Each Fund intends to meet certain federal tax requirements so that distributions of tax-exempt interest income may be treated as "exempt-interest dividends." These dividends are not subject to regular federal income tax. However, each Fund may invest up to 20% of its net assets in municipal securities the interest on which is subject to the federal alternative minimum tax. Any portion of exempt-interest dividends attributable to interest on these securities may increase some shareholders' alternative minimum tax. The Funds expect that their distributions will consist primarily of exempt-interest dividends.


     Distributions paid from any interest income that is not tax-exempt and from any net realized capital gains will be taxable whether you reinvest those distributions or take them in cash. Distributions paid from taxable interest income will be taxed as ordinary income and not as "qualifying dividends" that are taxed at the same rate as long-term capital gains. Distributions of a Fund's net long-term capital gains are taxable as long-term gains, regardless of how long you have held your shares.

     Federal Taxes on Transactions. The sale of Fund shares, or the exchange of one Fund's shares for shares of another Fund, will be a taxable event and may result in a capital gain or loss. The gain or loss will be considered long-term if you have held your shares for more than one year. A gain or loss on shares held for one year or less is considered short-term and is taxed at the same rates as ordinary income.

     If, in redeeming shares, a shareholder receives a distribution of securities instead of cash, the shareholder will be treated as receiving an amount equal to the fair market value of the securities at the time of the distribution for purposes of determining capital gain or loss on the redemption, and will also acquire a basis in the shares for federal income tax purposes equal to their fair market value.

     The exchange of one class of shares for another class of shares in the same Fund will not be taxable.

     State Taxes on Distributions.

     California Income Taxation. California Intermediate Tax Free Fund and California Tax Free Fund each intends to comply with certain state tax requirements so that dividends it pays that are attributable to interest on California municipal securities will be excluded from the California taxable income of individuals, trusts, and estates. To meet these requirements, at least 50% of the value of a Fund's total assets must consist of obligations which pay interest that is exempt from California personal income tax. Exempt-interest dividends are not excluded from the California taxable income of corporations and financial institutions. In addition, dividends derived from interest paid on California municipal bonds (including securities treated for federal purposes as private activity bonds) will not be subject to the alternative minimum tax that California imposes on individuals, trusts, and estates.


     Colorado Income Taxation. Dividends paid by Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund will be exempt from Colorado income taxes for individuals, trusts, estates, and corporations to the extent that they are derived from interest on Colorado municipal securities. In addition, dividends derived from interest on Colorado municipal securities (including securities treated for federal purposes as private activity bonds) will not be subject to the alternative minimum tax that Colorado imposes on individuals, trusts, and estates.


                      INFORMATION ABOUT THE REORGANIZATIONS

AGREEMENT AND PLAN OF REORGANIZATION

     The terms and conditions under which the proposed Reorganizations will be consummated are set forth in the Reorganization Plan. Significant provisions of the Reorganization Plan are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plan, the form of which is attached as Appendix A to this Prospectus/Proxy Statement.

     The Reorganization Plan provides, with respect to each Reorganization, for
(a) the Acquiring Fund's acquisition, as of the close of business on the date of the closing of the Reorganization or other time FAIF determines (the "Effective Time"), of all the assets of the corresponding Acquired Fund in exchange solely for Acquiring Fund shares and the Acquiring Fund's assumption of all the Acquired Fund's liabilities and (b) the distribution of those shares, by class, to the Acquired Fund's shareholders.

     An Acquired Fund's assets to be acquired by its corresponding Acquiring Fund include all cash, cash equivalents, securities, receivables, claims and rights of action, rights to register shares under applicable securities laws, books and records, deferred and prepaid expenses shown as assets on the Acquired Fund's books, and other property the Acquired Fund owns at the Effective Time. An Acquiring Fund will assume from its corresponding Acquired Fund all its liabilities, debts, obligations and duties of whatever kind or nature; provided, however, that each Acquired Fund will use its best efforts to discharge all its known liabilities before the Effective Time.

     The value of each Acquired Fund's assets to be acquired by its corresponding Acquiring Fund and the net asset value ("NAV") per share of each class of the Acquiring Fund shares to be exchanged for those assets will be determined as of the close of regular trading on the New York Stock Exchange on the date of the Reorganization closing, using the valuation procedures described in the Funds' prospectuses and the SAI. Each Acquired Fund's net value will be the value of its assets as so determined, less the amount of its liabilities determined as of the close of such trading.

     At, or as soon as practicable after, the Effective Time, each Acquired Fund will distribute, by class, the Acquiring Fund shares it receives in a Reorganization pro rata to its shareholders of record as of the Effective Time, so that each shareholder will receive a number of full and fractional Acquiring

Fund shares of the same class that is equal in aggregate value to the shareholder's Acquired Fund shares. The shares will be distributed by opening accounts on the Acquiring Fund's books in the names of the shareholders and by transferring to those accounts the shares previously credited to the Acquired Fund's account on those books. Fractional Acquiring Fund shares will be rounded to the third decimal place. Each Acquired Fund will be terminated as soon as practicable after the share distribution.

     Because Acquiring Fund shares will be issued at their NAV in exchange for the net assets of the corresponding Acquired Fund, the aggregate value of the Acquiring Fund shares issued to shareholders in a Reorganization will equal the aggregate value of the Acquired Fund shares they surrender. The NAV per share of each class of each Acquiring Fund will be unchanged by a Reorganization. Thus, the Reorganizations will not result in dilution of any shareholder's interest.

     If Class A Acquiring Fund shares are issued in a Reorganization to shareholders that formerly held Class A Acquired Fund shares with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, then, in determining whether a deferred sales charge is payable on the sale of those Class A Acquiring Fund shares, the Acquiring Fund will give the holder thereof credit for the period during which the holder held those Acquired Fund shares.

     Any transfer taxes payable on the issuance of Acquiring Fund shares in a name other than that of the registered shareholder will be paid by the person to whom those shares are to be issued as a condition of the transfer. Any reporting responsibility of an Acquired Fund to a public authority will continue to be its responsibility until it is dissolved.

     The Advisor will bear the entire cost of the Reorganizations, including professional fees and the cost of soliciting proxies for the Meeting, which principally consists of printing and mailing expenses, and the cost of any supplementary solicitation.

     In approving the Reorganization Plan, the Board of Directors reviewed various factors about the Funds and each Reorganization. The Board considered the relative size of the Funds as well as the similarity of the Funds' investment objectives and principal investment strategies. The Board evaluated the potential economies of scale associated with larger mutual funds and concluded that operating efficiencies may be achieved by combining the Funds. The Board also considered the performance history of each Fund and the relative expenses of the Funds. After such consideration, the Board concluded that each Reorganization would be in the best interests of the Funds participating therein.

     The consummation of each Reorganization is subject to a number of conditions set forth in the Reorganization Plan (not including consummation of any other Reorganization), some of which may be waived by FAIF. FAIF may amend the Reorganization Plan in any manner, except that no amendment may be made subsequent to the Meeting that has a material adverse effect on the interests of an Acquired Fund's shareholders. In addition, FAIF's Bylaws and Articles of Incorporation as a mechanical matter require an amendment to FAIF's Articles of Incorporation in order for the proposed Reorganizations to be effected.


REASONS FOR THE REORGANIZATIONS


     The Board of Directors considered and unanimously approved each Reorganization at an in-person meeting held on September 23-25, 2008. In approving the Reorganizations, the Board, which is composed solely of Independent Directors, determined that each Reorganization is in the best interests of the participating Funds' shareholders and that the interests of each Fund's shareholders will not be diluted as a result of the Reorganizations. In approving the Reorganizations, the Board considered a number of factors, including the following:

     -    The compatibility of the Funds' investment objectives and strategies:
          The Board considered that each Acquired Fund has an investment objective that is substantially similar to that of its corresponding Acquiring Fund, and the investment strategies of each Acquired Fund differ from those of its corresponding Acquiring Fund only with respect to the average maturity of the securities which the Funds hold.


     - The Funds' relative risks: The Board noted that the Acquired Funds and Acquiring Funds are generally subject to the same risks except that the longer-term securities in which the Acquiring Funds invest are generally more sensitive to interest rate changes.

     - The Funds' investment performance: The Board considered that the Acquired Funds have better performance for the one-year period ended June 30, 2008, reflecting a more favorable interest rate environment for shorter-maturity funds, but the Acquiring Funds have comparable or better performance for the three- and five-year periods ended June 30, 2008.


     - The Funds' relative sizes: The Board noted that the Acquired Funds and the Acquiring Funds are all fairly small, and combining the Funds should provide larger funds which potentially can be more efficiently managed. The Board also noted that combining the Funds will reduce duplicative expenses (i.e., audit fees, annual and semi-annual shareholder reports, blue sky fees, etc.), and shareholders may benefit from other economies of scale often associated with larger funds. Finally, although each Acquired Fund is somewhat larger than its corresponding Acquiring Fund, the Board considered the Advisor's assertion that California and Colorado long-term tax free funds represent larger asset classes than California and Colorado intermediate-term tax free funds, respectively, and that these larger asset classes historically have had greater asset flows, offering the longer-maturity Acquiring Funds more potential for asset growth.



     - The Funds' relative expenses: The Board noted that each Acquired Fund has the same contractual investment advisory fees as its corresponding Acquiring Fund. The Board also considered that, although the total expenses of the Acquiring Funds, before expense waivers, are higher than those of the Acquired Funds, primarily because of the smaller size of the Acquiring Funds, each Acquiring Fund has lower total expenses than its corresponding Acquired Fund after fee waivers and expense reimbursements by the Advisor. Finally, the Board considered that the Advisor had contractually agreed to maintain the Acquiring Funds' total expense ratios at their current levels through at least June 30, 2009.(Subsequent to the meeting of the Board, the Advisor contractually agreed to further maintain the Acquiring Funds' total expense ratios at their current levels through at least October 31, 2009.)



     - The portfolio composition of the Funds: The Board noted that all securities held by the Acquired Fund are eligible for investment by the Acquiring Fund.



     - The tax consequences of the Reorganization: The Board noted that each Reorganization is expected to be tax-free to shareholders of the participating Funds, which it believes is in their best interests.


     - The investment experience, expertise, and results of each Fund's portfolio managers: The Board noted that each Acquired Fund is managed by the same portfolio managers as its corresponding Acquiring Fund, and considered the investment experience, expertise, and results of these portfolio managers.


     -    The effect of the Reorganization on each Fund's shareholders' rights:
          The Board considered that the Acquired Funds, shareholders will receive Acquiring Funds shares of the same class that they hold in the Acquired Fund. The Board noted that the rights of the shareholders of the Funds are identical.



     - Expenses of the Reorganization: The Board considered that the Advisor has agreed to pay the expenses associated with the Reorganizations, including the expenses of preparing, filing, printing, and mailing this Prospectus/Proxy Statement and of holding the Meeting, so that no shareholders of any Fund will effectively bear these expenses.


     - The alternatives to the Reorganizations: The Board could have decided to continue the Acquired Funds in their present form, but believed this was not in shareholders' best interests given the small size of the Funds and resulting high expenses (before expense waivers), and the limited prospects for growth given the small asset class sizes of California and Colorado intermediate-term tax free funds. As an alternative, the Board could have decided to liquidate the Acquired Funds, but believed this was not in shareholders' best interests since liquidating the Acquired Funds would be a taxable event to shareholders.


     - The potential benefits of the Reorganization to the Advisor and its affiliates: The Board recognized that the Advisor may benefit from the Reorganization. To the extent that the Acquiring Funds realize economies of scale, the Advisor may spend less in connection with fee waivers following the Reorganizations than it does today. The Board also noted, however, that the Advisor is not obligated to make any such waivers (beyond the contractual period) and that, in any event, the proposed Reorganizations are expected to provide benefits to shareholders.


     The Board did not assign specific weights to any or all of these factors in determining which fund should survive, nor was the outcome of a certain factor more favorable to that determination than its converse. Rather, the Board compared all of the factors in determining, in the exercise of its business judgment, to approve the Reorganizations and to recommend the approval by each Acquired Fund's shareholders.


DESCRIPTION OF SECURITIES TO BE ISSUED

     FAIF is registered with the SEC as an open-end management investment company. Fund shares entitle their holders to one vote per full share and fractional votes for fractional shares held. Each Acquiring Fund currently has Class A, Class C and Class Y shares outstanding. Each Acquired Fund currently has Class A and Class Y shares outstanding. If the Reorganization Plan is approved with respect to an Acquired Fund, each shareholder thereof will receive Acquiring Fund shares of the same class as their Acquired Fund shares and having a net asset value equal to the total net asset value of their Acquired Fund shares.

FEDERAL INCOME TAX CONSIDERATIONS


     The exchange of an Acquired Fund's assets for shares of its corresponding Acquiring Fund and the Acquiring Fund's assumption of that Acquired Fund's liabilities, and the subsequent distribution of those shares, is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1) of the Code. FAIF will receive a tax opinion from Dorsey & Whitney LLP substantially to the effect that, with respect to each
Reorganization:



     (1) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will qualify as a party to the Reorganization under Section 368(b) of the Code;


     (2) Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of shares of the Acquiring Fund. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income not constituting exempt interest dividends or any net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

     (3) the tax basis of Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will be equal to the tax basis of Acquired Fund shares exchanged therefor;

     (4) the holding period of Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which each Acquired Fund shareholder held Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

     (5) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (6) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

     (7) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

     (8) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

     (9) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

     The tax opinion will state that no opinion is expressed as to the effect of the Reorganization on the Funds or any shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

     An Acquiring Fund's utilization after a Reorganization of (1) carryovers of pre-Reorganization capital losses realized by its corresponding Acquired Fund and (2) capital losses it realizes after the Reorganization that are attributable to that Acquired Fund's built-in unrealized capital losses as of the Effective Time will be subject to limitation under the Code. In addition, the ability of certain Acquiring Funds to use a corresponding Acquired Fund's capital loss carryovers within the succeeding five years may be limited to the Acquiring Fund's net asset value at the time of the reorganization multiplied by the long-term tax exempt rate.

     Acquired Fund shareholders should consult their tax advisors regarding the effect, if any, of the Reorganizations in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganizations, those shareholders also should consult their tax advisors about state and local tax consequences, if any, of the Reorganizations.

CAPITALIZATION

     The following tables set forth the capitalization of each Acquired Fund and the corresponding Acquiring Fund, and the capitalization of the combined Acquiring Fund on a pro forma basis, as of June 30, 2008, giving effect to the proposed acquisition of assets of the Acquired Fund at its then current net asset value.

            CAPITALIZATION OF CALIFORNIA INTERMEDIATE TAX FREE FUND,
           CALIFORNIA TAX FREE FUND AND UNAUDITED PRO FORMA COMBINED
                            CALIFORNIA TAX FREE FUND
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         UNAUDITED
                        CALIFORNIA                      PRO FORMA -
                       INTERMEDIATE   CALIFORNIA TAX     CALIFORNIA
                      TAX FREE FUND      FREE FUND     TAX FREE FUND
                      -------------   --------------   -------------
     NET ASSETS
      Class A            $ 4,463          $12,076         $ 16,539
      Class C                N/A          $ 2,480         $  2,480
      Class Y            $52,924          $30,485         $ 83,409
       TOTAL             $57,387          $45,041         $102,428
 SHARES OUTSTANDING
      Class A                447            1,128            1,545
      Class C                N/A              231              231
      Class Y              5,284            2,847            7,789
NET ASSET VALUE PER
       SHARE
      Class A            $  9.99          $ 10.71         $  10.71
      Class C                N/A          $ 10.72         $  10.72
      Class Y            $ 10.02          $ 10.71         $  10.71


             CAPITALIZATION OF COLORADO INTERMEDIATE TAX FREE FUND,
 COLORADO TAX FREE FUND AND UNAUDITED PRO FORMA COMBINED COLORADO TAX FREE FUND
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         UNAUDITED
                         COLORADO                       PRO FORMA -
                       INTERMEDIATE    COLORADO TAX       COLORADO
                      TAX FREE FUND      FREE FUND     TAX FREE FUND
                      -------------   --------------   -------------
     NET ASSETS
      Class A            $ 6,199          $ 5,815         $12,014
      Class C                N/A          $ 2,859         $ 2,859
      Class Y            $43,933          $15,889         $59,822
       TOTAL             $50,132          $24,563         $74,695

SHARES OUTSTANDING
      Class A                609              566           1,169
      Class C                N/A              279             279
      Class Y              4,324            1,543           5,812
NET ASSET VALUE PER
   SHARE
      Class A            $ 10.19          $ 10.28         $ 10.28
      Class C                N/A          $ 10.26         $ 10.26
      Class Y            $ 10.16          $ 10.29         $ 10.29

                   MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

  (EXCERPTED FROM THE FUNDS' ANNUAL REPORTS FOR THE FISCAL YEAR ENDED JUNE 30,
                                      2008)

California Intermediate Tax Free Fund

Investment Objective: providing current income that is exempt from both federal income tax and California state income tax to the extent consistent with preservation of capital

HOW DID THE FUND PERFORM FOR THE FISCAL YEAR ENDED JUNE 30, 2008?

The First American California Intermediate Tax Free Fund (the "fund"), Class Y shares, returned 3.33% for the fiscal year ended June 30, 2008 (Class A shares returned 3.20%, without taking the sales charge into account, for the same period). By comparison, the fund's benchmark, the Lehman 7-Year Municipal Bond Index*, returned 5.60%. Performance for the fund's peer group, the Lipper California Intermediate Municipal Debt Funds Average, was 2.59%.

WHAT WERE THE GENERAL MUNICIPAL MARKET CONDITIONS DURING THE FISCAL YEAR?

The municipal market endured one of its more tumultuous years ever as fallout from the housing debacle rocked market participants. Deterioration within their relatively new mortgage-backed book of business ultimately led to downgrades for several of the major monoline municipal bond insurers. The impaired credit quality and loss of confidence in many of the insurers affected much of the municipal market (use of insurance had become so pervasive that in recent years close to 50% of all new issuance came to market with an insurance wrap). The market was buffeted by irregular bouts of volatility and selling pressure as a number of accounts unwound positions. For example, tax-exempt money funds were forced to exit insured holdings en masse due to minimum ratings and liquidity requirements. To reduce debt, many municipal market investors were pressured to sell longer-maturity bonds when the floating-rate component of their borrowing programs was no longer money-fund eligible (the municipal market had in recent years developed its own form of "carry" trade, in which investors borrow in the short-term money markets and invest in longer maturities, trying to take advantage of the relative steepness of the municipal yield curve in comparison to other fixed-income markets).

Credit spreads (i.e., the differences in yield between higher- and lower-quality debt) were the first to widen as the market anticipated that lower-quality debt would struggle in a slowing economy. Ultimately, however, the insurer debacle cut an even wider swath through the market. Many insured bonds now trade solely based on the creditworthiness of underlying obligors with little or no value attributed to the insurance wrap. Not surprisingly, in this environment natural standalone (i.e., without an insurance wrap) AAA- and AA-rated bonds were generally the best performers for the year.

The municipal yield curve steepened over the past 12 months as yields on shorter maturities fell while longer maturity yields rose slightly. In terms of total return, intermediate maturities generally produced the best returns and longer-maturity bonds were the weakest-performing part of the curve. Although the overall municipal market started to regain its bearings near the end of the fiscal year, high-grade bonds still finished at yields of more than 90% (and in some cases more than 100%) of comparable-maturity Treasuries, which typically indicates that the high-grade bonds represent good value relative to Treasuries.

HOW DID MARKET CONDITIONS AND INVESTMENT STRATEGIES AFFECT THE FUND'S
PERFORMANCE?

Reflecting the trends in the broader market, the fund's holdings in lower-grade securities underperformed for the fiscal year. The best-performing bonds in the fund were generally the natural high-grades (AAA- and AA-rated bonds), which were not affected by the insurer debacle, and shorter intermediate maturities, which benefited from the flattening yield curve over the course of the year. The fund's holdings in lower-grade securities were generally short in maturity and somewhat less volatile in nature, and therefore were not a major detriment to performance. Although the fund's duration (a measure of its sensitivity to interest-rate movements) was somewhat longer than the benchmark's for most of the fiscal year, the fund posted solid total return numbers relative to its peer group.

WHAT STRATEGIC MOVES WERE MADE BY THE FUND AND WHY?

The fund's duration was slightly longer than the benchmark duration most of the past year, due in part to the relatively steeper slope of the California yield curve. Given the turmoil in the marketplace and the resultant supply pressures, the fund added to weightings in a variety of issuers and sectors (such as healthcare and education) at wider credit spreads - and, therefore, lower prices
- than have been available for a number of years. Since we anticipate the shape of the municipal yield curve to flatten over time, we focused many purchases in the 10- to 15-plus-year range and reallocated out of shorter-maturity ranges while keeping duration constant by adjusting the fund's cash reserves.

* Unlike mutual funds, index returns do not reflect any expenses, transaction costs, or cash flow effects.

PORTFOLIO ALLOCATION AS OF JUNE 30, 2008(1) (% OF NET ASSETS)

Revenue Bonds(3)                        69.8%
General Obligations(3)                  19.4
Certificates of Participation(3)         3.6
Short-Term Investment                    6.1
Other Assets and Liabilities, Net(4)     1.1
                                       -----
                                       100.0%
                                       =====

BOND CREDIT QUALITY DISTRIBUTION AS OF JUNE 30, 2008(2) (% OF MARKET VALUE)

AAA                                      7.0%
AA                                      23.0
A                                       45.0
BBB                                     22.9
BB                                       0.8
Non-Rated                                1.3
                                       -----
                                       100.0%
                                       =====

(1) Portfolio allocations are subject to change and are not recommendations to buy or sell any security.

(2) Individual security ratings are based on information from Moody's Investors Service, Standard & Poor's, and/or Fitch. If there are multiple ratings for a security, the lowest rating is used unless ratings are provided by all three agencies, in which case the middle rating is used.

(3) These securities may include bonds that are pre-refunded or escrowed to maturity issues; see the fund's Schedule of Investments. As of June 30, 2008, 7.4% of the fund's net assets were pre-refunded and escrowed to maturity issues.

(4) Investments typically comprise substantially all of the fund's net assets. Other assets and liabilities include receivables for items such as income earned but not yet received and payables for items such as fund expenses incurred but not yet paid.

ANNUAL PERFORMANCE(1,2) AS OF JUNE 30, 2008

                                                   1 YEAR   5 YEARS   10 YEARS
                                                   ------   -------   --------
AVERAGE ANNUAL RETURN WITH SALES CHARGE (POP)
Class A                                             0.90%    2.33%      3.93%
AVERAGE ANNUAL RETURN WITHOUT SALES CHARGE (NAV)
Class A                                             3.20%    2.80%      4.17%
Class Y                                             3.33%    2.95%      4.28%
Lehman 7-Year Municipal Bond Index(3)               5.60%    3.24%      4.80%

THE PERFORMANCE DATA QUOTED ON THIS PAGE REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. CURRENT PERFORMANCE OF THE FUND MAY BE LOWER OR HIGHER THAN THE PERFORMANCE DATA QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH-END MAY BE OBTAINED BY CALLING 800.677.FUND.

(1) TOTAL RETURNS AT NET ASSET VALUE ("NAV") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED WITHOUT INCLUDING THE FUND'S MAXIMUM SALES CHARGE AND ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     TOTAL RETURNS AT PUBLIC OFFERING PRICE ("POP") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED INCLUDING MAXIMUM SALES CHARGES OF 2.25% FOR CLASS A SHARES. TOTAL RETURNS ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     INVESTMENTS IN DEBT SECURITIES TYPICALLY DECREASE IN VALUE WHEN INTEREST RATES RISE. THE RISK IS USUALLY GREATER FOR LONGER-TERM DEBT SECURITIES.

     AS OF THE MOST RECENT PROSPECTUS, THE FUND'S TOTAL ANNUAL OPERATING EXPENSE RATIO FOR CLASS A AND CLASS Y SHARES WAS 1.25% AND 1.00%, RESPECTIVELY. THE ADVISOR HAS CONTRACTUALLY AGREED TO WAIVE FEES AND REIMBURSE OTHER FUND EXPENSES THROUGH AT LEAST JUNE 30, 2009 SO THAT TOTAL ANNUAL FUND OPERATING EXPENSES FOR CLASS A AND CLASS Y SHARES DO NOT EXCEED 0.70% AND 0.70%, RESPECTIVELY. THESE FEE WAIVERS AND EXPENSE REIMBURSEMENTS MAY BE TERMINATED AT ANY TIME AFTER JUNE 30, 2009, AT THE DISCRETION OF THE ADVISOR. PRIOR TO THAT TIME, SUCH WAIVERS AND REIMBURSEMENTS MAY NOT BE TERMINATED WITHOUT THE APPROVAL OF THE FUND'S BOARD OF DIRECTORS.

VALUE OF $10,000 INVESTMENT(1,2,4) AS OF JUNE 30, 2008

California Intermediate Tax Free Fund, Class A (NAV)   $15,039
California Intermediate Tax Free Fund, Class A (POP)   $14,704
Lehman 7-Year Municipal Bond Index(3)                  $15,986

The chart at right illustrates the total value of an assumed $10,000 investment in the fund's Class A shares (from 6/30/1998 to 6/30/2008) as compared to the Lehman 7-Year Municipal Bond Index(3)

                              (PERFORMANCE GRAPH)

(2) Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares. Investment performance reflects fee waivers that are or were in effect. In the absence of such fee waivers, total returns would be reduced. Index performance is for illustrative purposes only and does not reflect any expenses, transaction costs, or cash flow effects. Direct investment in the index is not available.

     A portion of the fund's income may be subject to state and/or federal income tax, including the alternative minimum tax. Capital gains distributions, if any, will be subject to tax.

(3) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(4) Performance for Class Y shares is not presented. Performance for this class will vary due to a different expense structure.

California Tax Free Fund

Investment Objective: providing maximum current income that is exempt from both federal income tax and California state income tax to the extent consistent with prudent investment risk

HOW DID THE FUND PERFORM FOR THE FISCAL YEAR ENDED JUNE 30, 2008?

The First American California Tax Free Fund (the "fund"), Class Y shares, returned 2.28% for the fiscal year ended June 30, 2008 (Class A shares returned 2.11%, without taking the sales charge into account, for the same period). By comparison, the fund's benchmark, the Lehman Municipal Bond Index*, returned 3.23%. Performance for the fund's peer group, the Lipper California Municipal Debt Funds Average, was -0.54%.

WHAT WERE THE GENERAL MUNICIPAL MARKET CONDITIONS DURING THE FISCAL YEAR?

The municipal market endured one of its more tumultuous years ever as fallout from the housing debacle rocked market participants. Deterioration within their relatively new mortgage-backed book of business ultimately led to downgrades for several of the major monoline municipal bond insurers. The impaired credit quality and loss of confidence in many of the insurers affected much of the municipal market (use of insurance had become so pervasive that in recent years close to 50% of all new issuance came to market with an insurance wrap). The market was buffeted by irregular bouts of volatility and selling pressure as a number of accounts unwound positions. For example, tax-exempt money funds were forced to exit insured holdings en masse due to minimum ratings and liquidity requirements. To reduce debt, many municipal market investors were pressured to sell longer-maturity bonds when the floating-rate component of their borrowing programs was no longer money-fund eligible (the municipal market had in recent years developed its own form of "carry" trade, in which investors borrow in the short-term money markets and invest in longer maturities, trying to take advantage of the relative steepness of the municipal yield curve in comparison to other fixed-income markets).

Credit spreads (i.e., the differences in yield between higher- and lower-quality debt) were the first to widen as the market anticipated that lower-quality debt would struggle in a slowing economy. Ultimately, however, the insurer debacle cut an even wider swath through the market. Many insured bonds now trade solely based on the creditworthiness of underlying obligors with little or no value attributed to the insurance wrap. Not surprisingly, in this environment natural standalone (i.e., without an insurance wrap) AAA- and AA-rated bonds were generally the best performers for the year.

The municipal yield curve steepened over the past 12 months as yields on shorter maturities fell while longer maturity yields rose slightly. In terms of total return, intermediate maturities generally produced the best returns and longer-maturity bonds were the weakest-performing part of the curve. Although the overall municipal market started to regain its bearings near the end of the fiscal year, high-grade bonds still finished at yields of more than 90% (and in some cases more than 100%) of comparable-maturity Treasuries, which typically indicates that the high-grade bonds represent good value relative to Treasuries.

HOW DID MARKET CONDITIONS AND INVESTMENT STRATEGIES AFFECT THE FUND'S
PERFORMANCE?

Reflecting the trends in the broader market, the fund's holdings in lower-grade securities generally had a negative effect on performance. The best-performing bonds in the fund from a quality standpoint were generally the natural high-grades (AAA- and AA-rated bonds) not affected by either the insurer debacle or the general widening in yield in lower-grade bonds. The fund also benefited from not having a high weighting in lower-grade land-based "dirt" bonds (issued to back new construction projects). The fund's allocations to intermediate-maturity bonds also helped performance due to the flattening yield curve and general underperformance of long-maturity (10 years or more) bonds for the year.

WHAT STRATEGIC MOVES WERE MADE BY THE FUND AND WHY?

The fund did slightly increase its duration (i.e., sensitivity to interest-rate movements) over the past few months as yields increased to historically high levels relative to comparable-maturity Treasuries. Since we anticipate the shape of the municipal yield curve to flatten over time, we reduced some of the weighting in intermediate maturities in favor of longer bonds. Given the turmoil throughout the year and the resultant supply pressures, the fund added to weightings in a variety of issuers and sectors (such as healthcare and education) at wider credit spreads - and, therefore, lower prices - than have been available for a number of years.

* Unlike mutual funds, index returns do not reflect any expenses, transaction costs, or cash flow effects.

PORTFOLIO ALLOCATION AS OF JUNE 30, 2008(1) (% OF NET ASSETS)

Revenue Bonds(3)                        67.6%
General Obligations(3)                  24.3
Certificates of Participation(3)         4.6
Short-Term Investment                    2.6
Other Assets and Liabilities, Net(4)     0.9
                                       -----
                                       100.0%
                                       =====

BOND CREDIT QUALITY DISTRIBUTION AS OF JUNE 30, 2008(2) (% OF MARKET VALUE)

AAA                                     16.8%
AA                                      21.4
A                                       42.0
BBB                                     17.8
Non-Rated                                2.0
                                       -----
                                       100.0%
                                       =====

(1) Portfolio allocations are subject to change and are not recommendations to buy or sell any security.

(2) Individual security ratings are based on information from Moody's Investors Service, Standard & Poor's, and/or Fitch. If there are multiple ratings for a security, the lowest rating is used unless ratings are provided by all three agencies, in which case the middle rating is used.

(3) These securities may include bonds that are pre-refunded or escrowed to maturity issues; see the fund's Schedule of Investments. As of June 30, 2008, 12.1% of the fund's net assets were pre-refunded and escrowed to maturity issues.

(4) Investments typically comprise substantially all of the fund's net assets. Other assets and liabilities include receivables for items such as income earned but not yet received and payables for items such as fund expenses incurred but not yet paid.

ANNUAL PERFORMANCE(1,2) AS OF JUNE 30, 2008

                                                                        SINCE
                                                                      INCEPTION
                                                   1 YEAR   5 YEARS   2/01/2000
                                                   ------   -------   ---------
AVERAGE ANNUAL RETURN WITH SALES CHARGE (POP)
Class A                                            (2.25)%   2.22%      5.09%
Class C                                             0.64%    2.68%      5.21%
AVERAGE ANNUAL RETURN WITHOUT SALES CHARGE (NAV)
Class A                                             2.11%    3.11%      5.62%
Class C                                             1.61%    2.68%      5.21%
Class Y                                             2.28%    3.35%      5.87%
Lehman Municipal Bond Index(3)                      3.23%    3.52%      5.71%

THE PERFORMANCE DATA QUOTED ON THIS PAGE REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. CURRENT PERFORMANCE OF THE FUND MAY BE LOWER OR HIGHER THAN THE PERFORMANCE DATA QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH-END MAY BE OBTAINED BY CALLING 800.677.FUND.

(1) TOTAL RETURNS AT NET ASSET VALUE ("NAV") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED WITHOUT INCLUDING THE FUND'S MAXIMUM SALES CHARGE AND ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     TOTAL RETURNS AT PUBLIC OFFERING PRICE ("POP") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED INCLUDING MAXIMUM SALES CHARGES OF 4.25% FOR CLASS A SHARES AND THE MAXIMUM CONTINGENT DEFERRED SALES CHARGE ("CDSC") FOR CLASS C SHARES FOR THE RELEVANT PERIOD. MAXIMUM CDSC IS 1.00% FOR CLASS C SHARES. TOTAL RETURNS ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     INVESTMENTS IN DEBT SECURITIES TYPICALLY DECREASE IN VALUE WHEN INTEREST RATES RISE. THE RISK IS USUALLY GREATER FOR LONGER-TERM DEBT SECURITIES.

     AS OF THE MOST RECENT PROSPECTUS, THE FUND'S TOTAL ANNUAL OPERATING EXPENSE RATIO FOR CLASS A, CLASS C, AND CLASS Y SHARES WAS 1.46%, 1.98%, AND 1.21%, RESPECTIVELY. THE ADVISOR HAS CONTRACTUALLY AGREED TO WAIVE FEES AND REIMBURSE OTHER FUND EXPENSES THROUGH AT LEAST JUNE 30, 2009 SO THAT TOTAL ANNUAL FUND OPERATING EXPENSES FOR CLASS A, CLASS C, AND CLASS Y SHARES DO NOT EXCEED 0.65%, 1.15%, AND 0.50%, RESPECTIVELY. THESE FEE WAIVERS AND EXPENSE REIMBURSEMENTS MAY BE TERMINATED AT ANY TIME AFTER JUNE 30, 2009, AT THE DISCRETION OF THE ADVISOR. PRIOR TO THAT TIME, SUCH WAIVERS AND REIMBURSEMENTS MAY NOT BE TERMINATED WITHOUT THE APPROVAL OF THE FUND'S BOARD OF DIRECTORS.

VALUE OF $10,000 INVESTMENT(1,2,4) AS OF JUNE 30, 2008

California Tax Free Fund, Class A (NAV)   $15,845
California Tax Free Fund, Class A (POP)   $15,177
Lehman Municipal Bond Index(3)            $15,955

The chart at right illustrates the total value of an assumed $10,000 investment in the fund's Class A shares (from 2/1/2000 to 6/30/2008) as compared to the Lehman Municipal Bond Index(3).

                              (PERFORMANCE GRAPH)

(2) Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares. Investment performance reflects fee waivers that are or were in effect. In the absence of such fee waivers, total returns would be reduced. Index performance is for illustrative purposes only and does not reflect any expenses, transaction costs, or cash flow effects. Direct investment in the index is not available.

     A portion of the fund's income may be subject to state and/or federal income tax, including the alternative minimum tax. Capital gains distributions, if any, will be subject to tax.

(3) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(4) Performance for Class C and Class Y shares is not presented. Performance for these classes will vary due to different expense structures.

Colorado Intermediate Tax Free Fund

Investment Objective: providing current income that is exempt from both federal income tax and Colorado state income tax to the extent consistent with preservation of capital

HOW DID THE FUND PERFORM FOR THE FISCAL YEAR ENDED JUNE 30, 2008?

The First American Colorado Intermediate Tax Free Fund (the "fund"), Class Y shares, returned 3.20% for the fiscal year ended June 30, 2008 (Class A shares returned 3.04%, without taking the sales charge into account, for the same period). By comparison, the fund's benchmark, the Lehman 7-Year Municipal Bond Index*, returned 5.60%. Performance for the fund's peer group, the Lipper Other States Intermediate Municipal Debt Funds Average, was 3.02%.

WHAT WERE THE GENERAL MUNICIPAL MARKET CONDITIONS DURING THE FISCAL YEAR?

The municipal market endured one of its more tumultuous years ever as fallout from the housing debacle rocked market participants. Deterioration within their relatively new mortgage-backed book of business ultimately led to downgrades for several of the major monoline municipal bond insurers. The impaired credit quality and loss of confidence in many of the insurers affected much of the municipal market (use of insurance had become so pervasive that in recent years close to 50% of all new issuance came to market with an insurance wrap). The market was buffeted by irregular bouts of volatility and selling pressure as a number of accounts unwound positions. For example, tax-exempt money funds were forced to exit insured holdings en masse due to minimum ratings and liquidity requirements. To reduce debt, many municipal market investors were pressured to sell longer-maturity bonds when the floating-rate component of their borrowing programs was no longer money-fund eligible (the municipal market had in recent years developed its own form of "carry" trade, in which investors borrow in the short-term money markets and invest in longer maturities, trying to take advantage of the relative steepness of the municipal yield curve in comparison to other fixed-income markets).

Credit spreads (i.e., the differences in yield between higher- and lower-quality debt) were the first to widen as the market anticipated that lower-quality debt would struggle in a slowing economy. Ultimately, however, the insurer debacle cut an even wider swath through the market. Many insured bonds now trade solely based on the creditworthiness of underlying obligors with little or no value attributed to the insurance wrap. Not surprisingly, in this environment natural standalone (i.e., without an insurance wrap) AAA- and AA-rated bonds were generally the best performers for the year.

The municipal yield curve steepened over the past 12 months as yields on shorter maturities fell while longer maturity yields rose slightly. In terms of total return, intermediate maturities generally produced the best returns and longer-maturity bonds were the weakest-performing part of the curve. Although the overall municipal market started to regain its bearings near the end of the fiscal year, high-grade bonds still finished at yields of more than 90% (and in some cases more than 100%) of comparable-maturity Treasuries, which typically indicates that the high-grade bonds represent good value relative to Treasuries.

HOW DID MARKET CONDITIONS AND INVESTMENT STRATEGIES AFFECT THE FUND'S
PERFORMANCE?

Reflecting the trends in the broader market, the fund's holdings in lower-grade securities generally had a negative effect on performance. The best-performing bonds in the fund from a quality standpoint were generally the natural high-grades (AAA- and AA-rated) not affected by either the insurer debacle or the general widening in yield in lower-grade bonds. Although the fund did hold meaningful positions in mid to lower-grade securities, which generally underperformed for the year, the fund's performance improved over the first half of 2008 as credit spreads - and the performance of lower-rated securities - showed signs of stabilizing while the market focus increasingly shifted toward the insurer crisis. The entire year, while tumultuous, produced many relative value opportunities from both a trading and credit perspective that helped bolster the fund's performance.

WHAT STRATEGIC MOVES WERE MADE BY THE FUND AND WHY?

Since we anticipate the shape of the municipal yield curve to flatten over time, we focused many purchases in the 10- to 15-plus-year range and reallocated out of shorter maturity ranges while keeping duration (i.e., the fund's sensitivity to interest-rate movements) constant by adjusting the fund's cash reserves. Given the turmoil throughout the year and the resultant supply pressures, the fund added to weightings in a variety of issuers and revenue bond sectors (comprised of bonds that are backed by the revenue of specific projects) at wider credit spreads - and, therefore, lower prices - than have been available for a number of years. On a security-specific basis, the fund also sold a number of positions where we anticipated credit stress was not fully reflected in realized prices.

* Unlike mutual funds, index returns do not reflect any expenses, transaction costs, or cash flow effects.

PORTFOLIO ALLOCATION AS OF JUNE 30, 2008(1) (% OF NET ASSETS)

Revenue Bonds(3)                        76.2%
General Obligations(3)                  19.5
Certificates of Participation(3)         3.1
Short-Term Investment                    1.8
Other Assets and Liabilities, Net(4)    (0.6)
                                       -----
                                       100.0%
                                       =====

BOND CREDIT QUALITY DISTRIBUTION AS OF JUNE 30, 2008(2) (% OF MARKET VALUE)

AAA                                     14.2%
AA                                      26.6
A                                       28.8
BBB                                     20.1
Non-Rated                               10.3
                                       -----
                                       100.0%
                                       =====

(1) Portfolio allocations are subject to change and are not recommendations to buy or sell any security.

(2) Individual security ratings are based on information from Moody's Investors Service, Standard & Poor's, and/or Fitch. If there are multiple ratings for a security, the lowest rating is used unless ratings are provided by all three agencies, in which case the middle rating is used.

(3) These securities may include bonds that are pre-refunded or escrowed to maturity issues; see the fund's Notes to Schedule of Investments. As of June 30, 2008, 19.0% of the fund's net assets were pre-refunded and escrowed to maturity issues.

(4) Investments typically comprise substantially all of the fund's net assets. Other assets and liabilities include receivables for items such as income earned but not yet received and payables for items such as fund expenses incurred but not yet paid.

ANNUAL PERFORMANCE(1,2) AS OF JUNE 30, 2008

                                                   1 YEAR   5 YEARS   10 YEARS
                                                   ------   -------   --------
AVERAGE ANNUAL RETURN WITH SALES CHARGE (POP)
Class A                                             0.70%    2.12%      3.77%
AVERAGE ANNUAL RETURN WITHOUT SALES CHARGE (NAV)
Class A                                             3.04%    2.59%      4.01%
Class Y                                             3.20%    2.73%      4.10%
Lehman 7-Year Municipal Bond Index(3)               5.60%    3.24%      4.80%

THE PERFORMANCE DATA QUOTED ON THIS PAGE REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. CURRENT PERFORMANCE OF THE FUND MAY BE LOWER OR HIGHER THAN THE PERFORMANCE DATA QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH-END MAY BE OBTAINED BY CALLING 800.677.FUND.

(1) TOTAL RETURNS AT NET ASSET VALUE ("NAV") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED WITHOUT INCLUDING THE FUND'S MAXIMUM SALES CHARGE AND ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     TOTAL RETURNS AT PUBLIC OFFERING PRICE ("POP") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED INCLUDING MAXIMUM SALES CHARGES OF 2.25% FOR CLASS A SHARES. TOTAL RETURNS ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     INVESTMENTS IN DEBT SECURITIES TYPICALLY DECREASE IN VALUE WHEN INTEREST RATES RISE. THE RISK IS USUALLY GREATER FOR LONGER-TERM DEBT SECURITIES.

     AS OF THE MOST RECENT PROSPECTUS, THE FUND'S TOTAL ANNUAL OPERATING EXPENSE RATIO FOR CLASS A AND CLASS Y SHARES WAS 1.36% AND 1.11%, RESPECTIVELY. THE ADVISOR HAS CONTRACTUALLY AGREED TO WAIVE FEES AND REIMBURSE OTHER FUND EXPENSES THROUGH AT LEAST JUNE 30, 2009 SO THAT TOTAL ANNUAL FUND OPERATING EXPENSES FOR CLASS A AND CLASS Y SHARES DO NOT EXCEED 0.85% AND 0.70%, RESPECTIVELY. THESE FEE WAIVERS AND EXPENSE REIMBURSEMENTS MAY BE TERMINATED AT ANY TIME AFTER JUNE 30, 2009, AT THE DISCRETION OF THE ADVISOR. PRIOR TO THAT TIME, SUCH WAIVERS AND REIMBURSEMENTS MAY NOT BE TERMINATED WITHOUT THE APPROVAL OF THE FUND'S BOARD OF DIRECTORS.

VALUE OF $10,000 INVESTMENT(1,2,4) AS OF JUNE 30, 2008

Colorado Intermediate Tax Free Fund, Class A (NAV)   $14,811
Colorado Intermediate Tax Free Fund, Class A (POP)   $14,472
Lehman 7-Year Municipal Bond Index(3)                $15,986

The chart at right illustrates the total value of an assumed $10,000 investment in the fund's Class A shares (from 6/30/1998 to 6/30/2008) as compared to the Lehman 7-Year Municipal Bond Index(3).

                              (PERFORMANCE GRAPH)

(2) Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares. Investment performance reflects fee waivers that are or were in effect. In the absence of such fee waivers, total returns would be reduced. Index performance is for illustrative purposes only and does not reflect any expenses, transaction costs, or cash flow effects. Direct investment in the index is not available.

     A portion of the fund's income may be subject to state and/or federal income tax, including the alternative minimum tax. Capital gains distributions, if any, will be subject to tax.

(3) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(4) Performance for Class Y shares is not presented. Performance for this class will vary due to a different expense structure.

Colorado Tax Free Fund

Investment Objective: providing maximum current income that is exempt from both federal income tax and Colorado state income tax to the extent consistent with prudent investment risk

HOW DID THE FUND PERFORM FOR THE FISCAL YEAR ENDED JUNE 30, 2008?

The First American Colorado Tax Free Fund (the "fund"), Class Y shares, returned 1.67% for the fiscal year ended June 30, 2008 (Class A shares returned 1.52%, without taking the sales charge into account, for the same period). By comparison, the fund's benchmark, the Lehman Municipal Bond Index*, returned 3.23%. Performance for the fund's peer group, the Lipper Colorado Municipal Debt Funds Average, was 1.12%.

WHAT WERE THE GENERAL MUNICIPAL MARKET CONDITIONS DURING THE FISCAL YEAR?

The municipal market endured one of its more tumultuous years ever as fallout from the housing debacle rocked market participants. Deterioration within their relatively new mortgage-backed book of business ultimately led to downgrades for several of the major monoline municipal bond insurers. The impaired credit quality and loss of confidence in many of the insurers affected much of the municipal market (use of insurance had become so pervasive that in recent years close to 50% of all new issuance came to market with an insurance wrap). The market was buffeted by irregular bouts of volatility and selling pressure as a number of accounts unwound positions. For example, tax-exempt money funds were forced to exit insured holdings en masse due to minimum ratings and liquidity requirements. To reduce debt, many municipal market investors were pressured to sell longer-maturity bonds when the floating-rate component of their borrowing programs was no longer money-fund eligible (the municipal market had in recent years developed its own form of "carry" trade, in which investors borrow in the short-term money markets and invest in longer maturities, trying to take advantage of the relative steepness of the municipal yield curve in comparison to other fixed-income markets).

Credit spreads (i.e., the differences in yield between higher- and lower-quality debt) were the first to widen as the market anticipated that lower-quality debt would struggle in a slowing economy. Ultimately, however, the insurer debacle cut an even wider swath through the market. Many insured bonds now trade solely based on the creditworthiness of underlying obligors with little or no value attributed to the insurance wrap. Not surprisingly, in this environment natural standalone (i.e., without an insurance wrap) AAA- and AA-rated bonds were generally the best performers for the year.

The municipal yield curve steepened over the past 12 months as yields on shorter maturities fell while longer maturity yields rose slightly. In terms of total return, intermediate maturities generally produced the best returns and longer-maturity bonds were the weakest-performing part of the curve. Although the overall municipal market started to regain its bearings near the end of the fiscal year, high-grade bonds still finished at yields of more than 90% (and in some cases more than 100%) of comparable-maturity Treasuries, which typically indicates that the high-grade bonds represent good value relative to Treasuries.

HOW DID MARKET CONDITIONS AND INVESTMENT STRATEGIES AFFECT THE FUND'S
PERFORMANCE?

Reflecting the trends in the broader market, the fund's positions in mid to lower-grade securities underperformed for the 12-month period. The best-performing bonds in the fund from a quality standpoint were generally the natural high-grades (AAA and AA-rated bonds) not affected by either the insurer debacle or the general widening of credit spreads in lower-grade bonds. The fund's relative performance improved markedly over the first half of 2008, when credit spreads - and the performance of lower-rated securities - showed signs of stabilizing as the market's focus shifted toward the insurer debacle. The entire year, while tumultuous, produced many relative value opportunities from both a trading and credit perspective that helped bolster the fund's performance.

WHAT STRATEGIC MOVES WERE MADE BY THE FUND AND WHY?

The fund did slightly increase its duration over the past few months as yields increased to historically high levels relative to comparable-maturity Treasuries. Given the high level of turmoil throughout the year and the resultant supply pressures, the fund added to weightings in a variety of issuers and revenue bond sectors (comprised of bonds that are backed by the revenue of specific projects) at wider credit spreads - and therefore lower prices - than have been available for a number of years. On a security-specific basis, the fund also sold a number of positions where we anticipated credit stress was not fully reflected in realized prices.

* Unlike mutual funds, index returns do not reflect any expenses, transaction costs, or cash flow effects.

PORTFOLIO ALLOCATION AS OF JUNE 30, 2008(1) (% OF NET ASSETS)

Revenue Bonds(3)                        76.8%
General Obligations(3)                  10.0
Certificates of Participation(3)         7.2
Short-Term Investment                    7.5
Other Assets and Liabilities, Net(4)    (1.5)
                                       -----
                                       100.0%
                                       =====

BOND CREDIT QUALITY DISTRIBUTION AS OF JUNE 30, 2008(2) (% OF MARKET VALUE)

AAA                                     13.1%
AA                                      18.6
A                                       34.5
BBB                                     26.3
Non-Rated                                7.5
                                       -----
                                       100.0%
                                       =====

(1) Portfolio allocations are subject to change and are not recommendations to buy or sell any security.

(2) Individual security ratings are based on information from Moody's Investors Service, Standard & Poor's, and/or Fitch. If there are multiple ratings for a security, the lowest rating is used unless ratings are provided by all three agencies, in which case the middle rating is used.

(3) These securities may include bonds that are pre-refunded or escrowed to maturity issues; see the fund's Notes to Schedule of Investments. As of June 30, 2008, 17.4% of the fund's net assets were pre-refunded and escrowed to maturity issues.

(4) Investments typically comprise substantially all of the fund's net assets. Other assets and liabilities include receivables for items such as income earned but not yet received and payables for items such as fund expenses incurred but not yet paid.

ANNUAL PERFORMANCE(1,2) AS OF JUNE 30, 2008

                                                                        SINCE
                                                                      INCEPTION
                                                   1 YEAR   5 YEARS   2/01/2000
                                                   ------   -------   ---------
AVERAGE ANNUAL RETURN WITH SALES CHARGE (POP)
Class A                                            (2.78)%   2.02%      5.03%
Class C                                             0.15%    2.50%      5.16%
AVERAGE ANNUAL RETURN WITHOUT SALES CHARGE (NAV)
Class A                                             1.52%    2.91%      5.57%
Class C                                             1.12%    2.50%      5.16%
Class Y                                             1.67%    3.14%      5.84%
Lehman Municipal Bond Index(3)                      3.23%    3.52%      5.71%

THE PERFORMANCE DATA QUOTED ON THIS PAGE REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. CURRENT PERFORMANCE OF THE FUND MAY BE LOWER OR HIGHER THAN THE PERFORMANCE DATA QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH-END MAY BE OBTAINED BY CALLING 800.677.FUND.

(1) TOTAL RETURNS AT NET ASSET VALUE ("NAV") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED WITHOUT INCLUDING THE FUND'S MAXIMUM SALES CHARGE AND ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     TOTAL RETURNS AT PUBLIC OFFERING PRICE ("POP") REFLECT PERFORMANCE OVER THE TIME PERIOD INDICATED INCLUDING MAXIMUM SALES CHARGES OF 4.25% FOR CLASS A SHARES AND THE MAXIMUM CONTINGENT DEFERRED SALES CHARGE ("CDSC") FOR CLASS C SHARES FOR THE RELEVANT PERIOD. MAXIMUM CDSC IS 1.00% FOR CLASS C SHARES. TOTAL RETURNS ASSUME REINVESTMENT OF ALL DISTRIBUTIONS AT NAV.

     INVESTMENTS IN DEBT SECURITIES TYPICALLY DECREASE IN VALUE WHEN INTEREST RATES RISE. THE RISK IS USUALLY GREATER FOR LONGER-TERM DEBT SECURITIES.

     AS OF THE MOST RECENT PROSPECTUS, THE FUND'S TOTAL ANNUAL OPERATING EXPENSE RATIO (INCLUDING ACQUIRED FUND FEES AND EXPENSES) FOR CLASS A, CLASS C, AND CLASS Y SHARES WAS 1.76%, 2.25%, AND 1.51%, RESPECTIVELY. THE ADVISOR HAS CONTRACTUALLY AGREED TO WAIVE FEES AND REIMBURSE OTHER FUND EXPENSES THROUGH AT LEAST JUNE 30, 2009 SO THAT TOTAL ANNUAL FUND OPERATING EXPENSES (AFTER WAIVERS AND EXCLUDING ACQUIRED FUND FEES AND EXPENSES) FOR CLASS A, CLASS C, AND CLASS Y SHARES DO NOT EXCEED 0.75%, 1.15%, AND 0.50%, RESPECTIVELY. THESE FEE WAIVERS AND EXPENSE REIMBURSEMENTS MAY BE TERMINATED AT ANY TIME AFTER JUNE 30, 2009, AT THE DISCRETION OF THE ADVISOR. PRIOR TO THAT TIME, SUCH WAIVERS AND REIMBURSEMENTS MAY NOT BE TERMINATED WITHOUT THE APPROVAL OF THE FUND'S BOARD OF DIRECTORS.

VALUE OF $10,000 INVESTMENT (1,2,4) AS OF JUNE 30, 2008

Colorado Tax Free Fund, Class A (NAV)   $15,780
Colorado Tax Free Fund, Class A (POP)   $15,115
Lehman Municipal Bond Index(3)          $15,955

The chart at right illustrates the total value of an assumed $10,000 investment in the fund's Class A shares (from 2/01/2000 to 6/30/2008) as compared to the Lehman Municipal Bond Index(3).

                              (PERFORMANCE GRAPH)

(2) Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares. Investment performance reflects fee waivers that are or were in effect. In the absence of such fee waivers, total returns would be reduced. Index performance is for illustrative purposes only and does not reflect any expenses, transaction costs, or cash flow effects. Direct investment in the index is not available.

     A portion of the fund's income may be subject to state and/or federal income tax, including the alternative minimum tax. Capital gains distributions, if any, will be subject to tax.

(3) An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(4) Performance for Class C and Class Y shares is not presented. Performance for these classes will vary due to different expense structures.

                              FINANCIAL HIGHLIGHTS

     The financial highlights tables set forth below are intended to help you understand each Fund's financial performance for the past five years. Some of this information reflects financial results for a single Fund share held throughout the period. Total returns in the tables represent the rate that you would have earned or lost on an investment in the Fund, excluding sales charges and assuming you reinvested all of your dividends and distributions.

     The information below has been derived from the financial statements audited by Ernst & Young LLP, independent registered public accounting firm, whose report, along with the Funds' financial statements, is included in the Funds' annual report, which is available upon request.

California Intermediate Tax Free Fund

                                                         Fiscal year
                                                            ended
                                                          June 30,           Fiscal period      Fiscal year ended September 30,
                                                     ------------------          ended         --------------------------------
CLASS A SHARES                                        2008        2007     June 30, 2006(1)     2005         2004         2003
--------------                                       ------      ------    ----------------    ------       ------       ------
PER SHARE DATA
Net Asset Value, Beginning of Period                 $10.07      $10.11         $10.35         $10.55       $10.64       $10.80
                                                     ------      ------         ------         ------       ------       ------
Investment Operations:
   Net Investment Income                               0.38        0.38           0.28           0.39         0.40         0.41
   Realized and Unrealized Gains (Losses) on
      Investments                                     (0.06)       0.01          (0.20)         (0.13)       (0.05)       (0.14)
                                                     ------      ------         ------         ------       ------       ------
   Total From Investment Operations                    0.32        0.39           0.08           0.26         0.35         0.27
                                                     ------      ------         ------         ------       ------       ------
Less Distributions:
   Dividends (from net investment income)             (0.39)      (0.38)         (0.29)         (0.39)       (0.41)       (0.41)
   Distributions (from net realized gains)            (0.01)      (0.05)         (0.03)         (0.07)       (0.03)       (0.02)
                                                     ------      ------         ------         ------       ------       ------
   Total Distributions                                (0.40)      (0.43)         (0.32)         (0.46)       (0.44)       (0.43)
                                                     ------      ------         ------         ------       ------       ------
Net Asset Value, End of Period                       $ 9.99      $10.07         $10.11         $10.35       $10.55       $10.64
                                                     ======      ======         ======         ======       ======       ======
Total Return(2)                                        3.20%       3.86%          0.78%          2.51%        3.36%        2.58%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                      $4,463      $6,226         $3,441         $3,946       $3,381       $4,262
Ratio of Expenses to Average Net Assets                0.73%       0.85%          0.85%          0.85%        0.85%        0.85%
Ratio of Net Investment Income to Average Net
   Assets                                              3.83%       3.66%          3.73%          3.71%        3.78%        3.86%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                                 1.27%       1.25%          1.22%          1.10%        1.06%        1.06%
Ratio of Net Investment Income to Average Net
   Assets (excluding waivers)                          3.29%       3.26%          3.36%          3.46%        3.57%        3.65%
Portfolio Turnover Rate                                  25%         20%            21%            29%          20%          17%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                            Fiscal year        Fiscal period      Fiscal year ended September 30,
                                                               ended               ended          -------------------------------
CLASS Y SHARES                                    2008     June 30, 2007     June 30, 2006(1)       2005        2004        2003
--------------                                  -------    -------------     ----------------     -------     -------     -------
PER SHARE DATA
Net Asset Value, Beginning of Period            $ 10.09       $ 10.13             $ 10.37         $ 10.57     $ 10.66     $ 10.81
                                                -------       -------             -------         -------     -------     -------
Investment Operations:
   Net Investment Income                           0.39          0.39                0.30            0.40        0.41        0.43
   Realized and Unrealized Gains (Losses) on
      Investments                                 (0.06)         0.01               (0.21)          (0.13)      (0.05)      (0.14)
                                                -------       -------             -------         -------     -------     -------
   Total From Investment Operations                0.33          0.40                0.09            0.27        0.36        0.29
                                                -------       -------             -------         -------     -------     -------
Less Distributions:
   Dividends (from net investment income)         (0.39)        (0.39)              (0.30)          (0.40)      (0.42)      (0.42)
   Distributions (from net realized gains)        (0.01)        (0.05)              (0.03)          (0.07)      (0.03)      (0.02)
                                                -------       -------             -------         -------     -------     -------
   Total Distributions                            (0.40)        (0.44)              (0.33)          (0.47)      (0.45)      (0.44)
                                                -------       -------             -------         -------     -------     -------
Net Asset Value, End of Period                  $ 10.02       $ 10.09             $ 10.13         $ 10.37     $ 10.57     $ 10.66
                                                =======       =======             =======         =======     =======     =======
Total Return(2)                                    3.33%         4.01%               0.88%           2.66%       3.51%       2.83%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                 $52,924       $52,966             $51,726         $49,292     $46,953     $44,600
Ratio of Expenses to Average Net Assets            0.70%         0.70%               0.70%           0.70%       0.70%       0.70%
Ratio of Net Investment Income to Average
   Net Assets                                      3.84%         3.82%               3.89%           3.86%       3.93%       4.02%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                             1.02%         1.00%               0.97%           0.85%       0.81%       0.81%
Ratio of Net Investment Income to Average
   Net Assets (excluding waivers)                  3.52%         3.52%               3.62%           3.71%       3.82%       3.91%
Portfolio Turnover Rate                              25%           20%                 21%             29%         20%         17%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)  Total return would have been lower had certain expenses not been waived.

California Tax Free Fund

                                                 Fiscal year
                                                    ended
                                                   June 30,               Fiscal period          Fiscal year ended September 30,
                                            ---------------------             ended            ----------------------------------
CLASS A SHARES                                2008          2007        June 30, 2006(1)         2005         2004          2003
--------------                              -------       -------       ----------------       -------       ------       -------
PER SHARE DATA
Net Asset Value, Beginning of Period        $ 10.98       $ 10.96            $ 11.24           $ 11.40       $11.40       $ 11.63
                                            -------       -------            -------           -------       ------       -------
Investment Operations:
   Net Investment Income                       0.46          0.45               0.33              0.44         0.46          0.47
   Realized and Unrealized Gains
      (Losses) on Investments                 (0.23)         0.06              (0.26)            (0.05)        0.08         (0.16)
                                            -------       -------            -------           -------       ------       -------
   Total From Investment Operations            0.23          0.51               0.07              0.39         0.54          0.31
                                            -------       -------            -------           -------       ------       -------
Less Distributions:
   Dividends (from net investment
      income)                                 (0.46)        (0.45)             (0.33)            (0.44)       (0.46)        (0.47)
   Distributions (from net realized
      gains)                                  (0.04)        (0.04)             (0.02)            (0.11)       (0.08)        (0.07)
                                            -------       -------            -------           -------       ------       -------
    Total Distributions                       (0.50)        (0.49)             (0.35)            (0.55)       (0.54)        (0.54)
                                            -------       -------            -------           -------       ------       -------
Net Asset Value, End of Period              $ 10.71       $ 10.98            $ 10.96           $ 11.24       $11.40       $ 11.40
                                            =======       =======            =======           =======       ======       =======
Total Return(2)                                2.11%         4.62%              0.63%             3.50%        4.93%         2.85%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)             $12,076       $11,375            $10,783           $11,888       $9,513       $11,143
Ratio of Expenses to Average Net
   Assets                                      0.67%         0.75%              0.75%             0.75%        0.75%         0.75%
Ratio of Net Investment Income to
   Average
   Net Assets                                  4.19%         4.00%              3.99%             3.88%        4.03%         4.16%
Ratio of Expenses to Average Net
   Assets (excluding waivers)                  1.46%         1.46%              1.34%             1.15%        1.09%         1.08%
Ratio of Net Investment Income to
   Average
   Net Assets (excluding waivers)              3.40%         3.29%              3.40%             3.48%        3.69%         3.83%
Portfolio Turnover Rate                          45%           36%                24%               14%          16%           20%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                  Fiscal year
                                                     ended
                                                    June 30,              Fiscal period         Fiscal year ended September 30,
                                              -------------------             ended            --------------------------------
CLASS C SHARES                                 2008         2007        June 30, 2006(1)        2005         2004         2003
--------------                                ------       ------       ----------------       ------       ------       ------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.99       $10.97            $11.25            $11.41       $11.41       $11.64
                                              ------       ------            ------            ------       ------       ------
Investment Operations:
   Net Investment Income                        0.40         0.41              0.30              0.40         0.41         0.43
   Realized and Unrealized Gains
      (Losses) on Investments                  (0.22)        0.05             (0.26)            (0.05)        0.09        (0.16)
                                              ------       ------            ------            ------       ------       ------
   Total From Investment Operations             0.18         0.46              0.04              0.35         0.50         0.27
                                              ------       ------            ------            ------       ------       ------
Less Distributions:
   Dividends (from net investment
      income)                                  (0.41)       (0.40)            (0.30)            (0.40)       (0.42)       (0.43)
   Distributions (from net realized
      gains)                                   (0.04)       (0.04)            (0.02)            (0.11)       (0.08)       (0.07)
                                              ------       ------            ------            ------       ------       ------
   Total Distributions                         (0.45)       (0.44)            (0.32)            (0.51)       (0.50)       (0.50)
                                              ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.72       $10.99            $10.97            $11.25       $11.41       $11.41
                                              ======       ======            ======            ======       ======       ======
Total Return(2)                                 1.61%        4.17%             0.33%             3.11%        4.52%        2.45%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $2,480       $1,507            $3,592            $3,068       $1,294       $1,101
Ratio of Expenses to Average Net Assets         1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to
   Average Net Assets                           3.68%        3.60%             3.60%             3.47%        3.65%        3.75%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                          1.85%        1.98%             2.09%             1.90%        1.84%        1.83%
Ratio of Net Investment Income to
   Average Net Assets (excluding
   waivers)                                     2.98%        2.77%             2.66%             2.72%        2.96%        3.07%
Portfolio Turnover Rate                           45%          36%               24%               14%          16%          20%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                Fiscal year
                                                   ended
                                                  June 30,               Fiscal period          Fiscal year ended September 30,
                                           ---------------------             ended            -----------------------------------
CLASS Y SHARES                               2008          2007        June 30, 2006(1)         2005          2004          2003
--------------                             -------       -------       ----------------       -------       -------       -------
PER SHARE DATA
Net Asset Value, Beginning of Period       $ 10.98       $ 10.97            $ 11.25           $ 11.40       $ 11.40       $ 11.63
                                           -------       -------            -------           -------       -------       -------
Investment Operations:
   Net Investment Income                      0.48          0.47               0.35              0.47          0.48          0.49
   Realized and Unrealized Gains
      (Losses) on Investments                (0.23)         0.05              (0.26)            (0.04)         0.09         (0.15)
                                           -------       -------            -------           -------       -------       -------
 Total From Investment Operations             0.25          0.52               0.09              0.43          0.57          0.34
                                           -------       -------            -------           -------       -------       -------

Less Distributions:
   Dividends (from net investment
      income)                                (0.48)        (0.47)             (0.35)            (0.47)        (0.49)        (0.50)
   Distributions (from net realized
      gains)                                 (0.04)        (0.04)             (0.02)            (0.11)        (0.08)        (0.07)
                                           -------       -------            -------           -------       -------       -------
   Total Distributions                       (0.52)        (0.51)             (0.37)            (0.58)        (0.57)        (0.57)
                                           -------       -------            -------           -------       -------       -------
Net Asset Value, End of Period             $ 10.71       $ 10.98            $ 10.97           $ 11.25       $ 11.40       $ 11.40
                                           =======       =======            =======           =======       =======       =======
Total Return(2)                               2.28%         4.78%              0.82%             3.85%         5.19%         3.11%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)            $30,485       $24,835            $21,767           $19,556       $16,047       $15,243
Ratio of Expenses to Average Net
   Assets                                     0.50%         0.50%              0.50%             0.50%         0.50%         0.50%
Ratio of Net Investment Income to
   Average Net Assets                         4.36%         4.25%              4.24%             4.12%         4.29%         4.40%
Ratio of Expenses to Average Net
   Assets (excluding waivers)                 1.20%         1.21%              1.09%             0.90%         0.84%         0.83%
Ratio of Net Investment Income to
   Average Net Assets (excluding
   waivers)                                   3.66%         3.54%              3.65%             3.72%         3.95%         4.07%
Portfolio Turnover Rate                         45%           36%                24%               14%           16%           20%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)  Total return would have been lower had certain expenses not been waived.

Colorado Intermediate Tax Free Fund

                                                         Fiscal year
                                                            ended
                                                          June 30,           Fiscal period     Fiscal year ended September 30,
                                                     ------------------          ended         -------------------------------
CLASS A SHARES                                        2008        2007     June 30, 2006(1)      2005        2004        2003
--------------                                       ------      ------    ----------------    -------     -------     -------
PER SHARE DATA
Net Asset Value, Beginning of Period                 $10.33      $10.40         $10.74         $ 10.98     $ 11.08     $ 11.12
                                                     ------      ------         ------         -------     -------     -------
Investment Operations:
   Net Investment Income                               0.41        0.43           0.32            0.42        0.45        0.41
   Realized and Unrealized Gains (Losses) on
      Investments                                     (0.10)       0.01          (0.28)          (0.19)      (0.11)      (0.02)
                                                     ------      ------         ------         -------     -------     -------
   Total From Investment Operations                    0.31        0.44           0.04            0.23        0.34        0.39
                                                     ------      ------         ------         -------     -------     -------
Less Distributions:
   Dividends (from net investment income)             (0.40)      (0.43)         (0.32)          (0.43)      (0.44)      (0.43)
   Distributions (from net realized gains)            (0.05)      (0.08)         (0.06)          (0.04)         --          --
                                                     ------      ------         ------         -------     -------     -------
   Total Distributions                                (0.45)      (0.51)         (0.38)          (0.47)      (0.44)      (0.43)
                                                     ------      ------         ------         -------     -------     -------
Net Asset Value, End of Period                       $10.19      $10.33         $10.40         $ 10.74     $ 10.98     $ 11.08
                                                     ======      ======         ======         =======     =======     =======
Total Return(2)                                        3.04%       4.21%          0.37%           2.11%       3.12%       3.64%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                      $6,199      $6,783         $9,577         $13,426     $13,969     $22,555
Ratio of Expenses to Average Net Assets                0.85%       0.85%          0.85%           0.85%       0.85%       0.85%
Ratio of Net Investment Income to Average Net
   Assets                                              3.92%       3.99%          4.02%           3.85%       4.00%       3.79%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                                 1.33%       1.36%          1.27%           1.10%       1.06%       1.06%
Ratio of Net Investment Income to Average Net
   Assets (excluding waivers)                          3.44%       3.48%          3.60%           3.60%       3.79%       3.58%
Portfolio Turnover Rate                                  21%         35%            17%             20%          4%         14%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                         Fiscal year
                                                            ended
                                                          June 30,            Fiscal period     Fiscal year ended September 30,
                                                    --------------------          ended         -------------------------------
CLASS Y SHARES                                        2008         2007     June 30, 2006(1)      2005        2004        2003
--------------                                      -------      -------    ----------------    -------     -------     -------
PER SHARE DATA
Net Asset Value, Beginning of Period                $ 10.30      $ 10.38         $ 10.72        $ 10.95     $ 11.05     $ 11.10
                                                    -------      -------         -------        -------     -------     -------
Investment Operations:
   Net Investment Income                               0.42         0.43            0.33           0.43        0.46        0.43
   Realized and Unrealized Gains (Losses) on
      Investments                                     (0.09)        0.01           (0.28)         (0.18)      (0.11)      (0.03)
                                                    -------      -------         -------        -------     -------     -------
   Total From Investment Operations                    0.33         0.44            0.05           0.25        0.35        0.40
                                                    -------      -------         -------        -------     -------     -------
Less Distributions:
   Dividends (from net investment income)             (0.42)       (0.44)          (0.33)         (0.44)      (0.45)      (0.45)
   Distributions (from net realized gains)            (0.05)       (0.08)          (0.06)         (0.04)         --          --
                                                    -------      -------         -------        -------     -------     -------
   Total Distributions                                (0.47)       (0.52)          (0.39)         (0.48)      (0.45)      (0.45)
                                                    -------      -------         -------        -------     -------     -------
Net Asset Value, End of Period                      $ 10.16      $ 10.30         $ 10.38        $ 10.72     $ 10.95     $ 11.05
                                                    =======      =======         =======        =======     =======     =======
Total Return(2)                                        3.20%        4.28%           0.49%          2.36%       3.29%       3.71%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                     $43,933      $34,447         $32,661        $34,562     $37,748     $47,854
Ratio of Expenses to Average Net Assets                0.70%        0.70%           0.70%          0.70%       0.70%       0.70%
Ratio of Net Investment Income to Average Net
   Assets                                              4.05%        4.14%           4.18%          4.01%       4.15%       3.94%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                                 1.08%        1.11%           1.02%          0.85%       0.81%       0.81%
Ratio of Net Investment Income to Average Net
   Assets (excluding waivers)                          3.67%        3.73%           3.86%          3.86%       4.04%       3.83%
Portfolio Turnover Rate                                  21%          35%             17%            20%          4%         14%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)  Total return would have been lower had certain expenses not been waived.

Colorado Tax Free Fund

                                                   Fiscal year
                                                      ended
                                                     June 30,              Fiscal period          Fiscal year ended September 30,
                                               -------------------             ended            ----------------------------------
CLASS A SHARES                                  2008         2007        June 30, 2006(1)        2005          2004          2003
--------------                                 ------       ------       ----------------       ------       -------       -------
PER SHARE DATA
Net Asset Value, Beginning of Period           $10.61       $10.73            $11.30            $11.52       $ 11.57       $ 11.65
                                               ------       ------            ------            ------       -------       -------
Investment Operations:
   Net Investment Income                         0.48         0.46              0.35              0.49          0.51          0.50
   Realized and Unrealized Gains (Losses)
      on Investments                            (0.33)       (0.02)            (0.26)            (0.11)         0.02         (0.10)
                                               ------       ------            ------            ------       -------       -------
   Total From Investment Operations              0.15         0.44              0.09              0.38          0.53          0.40
                                               ------       ------            ------            ------       -------       -------
Less Distributions:
   Dividends (from net investment income)       (0.45)       (0.48)            (0.34)            (0.51)        (0.50)        (0.48)
   Distributions (from net realized
      gains)                                    (0.03)       (0.08)            (0.32)            (0.09)        (0.08)           --
                                               ------       ------            ------            ------       -------       -------
   Total Distributions                          (0.48)       (0.56)            (0.66)            (0.60)        (0.58)        (0.48)
                                               ------       ------            ------            ------       -------       -------
Net Asset Value, End of Period                 $10.28       $10.61            $10.73            $11.30       $ 11.52       $ 11.57
                                               ======       ======            ======            ======       =======       =======
Total Return(2)                                  1.52%        4.13%             0.77%             3.36%         4.71%         3.53%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                $5,815       $8,788            $8,507            $8,362       $10,598       $13,843
Ratio of Expenses to Average Net Assets          0.75%        0.75%             0.75%             0.75%         0.75%         0.75%
Ratio of Net Investment Income to
   Average Net Assets                            4.40%        4.27%             4.30%             4.23%         4.25%         4.23%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                           1.80%        1.75%             1.52%             1.18%         1.09%         1.07%
Ratio of Net Investment Income to
   Average Net Assets (excluding waivers)        3.35%        3.27%             3.53%             3.80%         3.91%         3.91%
Portfolio Turnover Rate                            49%          47%               35%               30%           12%           14%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                  Fiscal year
                                                     ended
                                                    June 30,              Fiscal period         Fiscal year ended September 30,
                                              -------------------             ended            --------------------------------
CLASS C SHARES                                 2008         2007        June 30, 2006(1)        2005         2004         2003
--------------                                ------       ------       ----------------       ------       ------       ------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.59       $10.71            $11.28            $11.50       $11.56       $11.63
                                              ------       ------            ------            ------       ------       ------
Investment Operations:
   Net Investment Income                        0.42         0.42              0.32              0.43         0.44         0.44
   Realized and Unrealized Gains
      (Losses) on Investments                  (0.31)       (0.02)            (0.27)            (0.10)        0.03        (0.08)
                                              ------       ------            ------            ------       ------       ------
   Total From Investment Operations             0.11         0.40              0.05              0.33         0.47         0.36
                                              ------       ------            ------            ------       ------       ------
Less Distributions:
   Dividends (from net investment
      income)                                  (0.41)       (0.44)            (0.30)            (0.46)       (0.45)       (0.43)
   Distributions (from net realized
      gains)                                   (0.03)       (0.08)            (0.32)            (0.09)       (0.08)          --
                                              ------       ------            ------            ------       ------       ------
   Total Distributions                         (0.44)       (0.52)            (0.62)            (0.55)       (0.53)       (0.43)
                                              ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.26       $10.59            $10.71            $11.28       $11.50       $11.56
                                              ======       ======            ======            ======       ======       ======
Total Return(2)                                 1.12%        3.72%             0.47%             2.95%        4.21%        3.23%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $2,859       $2,888            $3,007            $3,423       $3,787       $4,284
Ratio of Expenses to Average Net Assets         1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to
   Average Net Assets                           3.98%        3.87%             3.90%             3.83%        3.85%        3.83%
Ratio of Expenses to Average Net Assets
   (excluding waivers)                          2.20%        2.24%             2.27%             1.93%        1.84%        1.82%
Ratio of Net Investment Income to
   Average Net Assets (excluding
   waivers)                                     2.93%        2.78%             2.78%             3.05%        3.16%        3.16%
Portfolio Turnover Rate                           49%          47%               35%               30%          12%          14%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2) Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.

                                                  Fiscal year
                                                     ended
                                                    June 30,               Fiscal period         Fiscal year ended September 30,
                                             ---------------------             ended            --------------------------------
CLASS Y SHARES                                 2008          2007        June 30, 2006(1)        2005         2004         2003
--------------                               -------       -------       ----------------       ------       ------       ------
PER SHARE DATA
Net Asset Value, Beginning of Period         $ 10.63       $ 10.75            $ 11.32           $11.53       $11.59       $11.67
                                             -------       -------            -------           ------       ------       ------
Investment Operations:
   Net Investment Income                        0.49          0.50               0.37             0.51         0.52         0.51
   Realized and Unrealized Gains
      (Losses) on Investments                  (0.32)        (0.03)             (0.26)           (0.09)        0.03        (0.09)
                                             -------       -------            -------           ------       ------       ------
   Total From Investment Operations             0.17          0.47               0.11             0.42         0.55         0.42
                                             -------       -------            -------           ------       ------       ------
Less Distributions:
   Dividends (from net investment
      income)                                  (0.48)        (0.51)             (0.36)           (0.54)       (0.53)       (0.50)
   Distributions (from net realized
      gains)                                   (0.03)        (0.08)             (0.32)           (0.09)       (0.08)          --
                                             -------       -------            -------           ------       ------       ------
   Total Distributions                         (0.51)        (0.59)             (0.68)           (0.63)       (0.61)       (0.50)
                                             -------       -------            -------           ------       ------       ------
Net Asset Value, End of Period               $ 10.29       $ 10.63            $ 10.75           $11.32       $11.53       $11.59
                                             =======       =======            =======           ======       ======       ======
Total Return(2)                                 1.67%         4.39%              0.96%            3.70%        4.87%        3.78%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)              $15,889       $13,477            $10,181           $8,363       $9,439       $9,516
Ratio of Expenses to Average Net
   Assets                                       0.50%         0.50%              0.50%            0.50%        0.50%        0.50%
Ratio of Net Investment Income to
   Average Net Assets                           4.63%         4.51%              4.58%            4.48%        4.51%        4.49%
Ratio of Expenses to Average Net
   Assets (excluding waivers)                   1.55%         1.50%              1.27%            0.93%        0.84%        0.82%
Ratio of Net Investment Income to
   Average Net Assets (excluding
   waivers)                                     3.58%         3.51%              3.81%            4.05%        4.17%        4.17%
Portfolio Turnover Rate                           49%           47%                35%              30%          12%          14%

(1) For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)  Total return would have been lower had certain expenses not been waived.

                               VOTING INFORMATION

GENERAL INFORMATION

     This Prospectus/Proxy Statement is being sent to shareholders of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund, each a series of FAIF, in connection with a solicitation of proxies by the Board of Directors, to be used at the Meeting. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Funds on or about November __, 2008.

     The Board of Directors has fixed the close of business on November 4, 2008, as the record date (the "Record Date") for determining the shareholders of the Acquired Funds entitled to receive notice of the Meeting and to submit proxies, and for determining the number of shares for which proxies may be submitted, with respect to the Meeting or any adjournment thereof.

                         VOTING RIGHTS AND REQUIRED VOTE

     Shares which represent interests in a particular Acquired Fund vote separately on the Reorganization pertaining to that Acquired Fund. Approval of a Reorganization will require the affirmative vote of a majority of the outstanding shares of the Acquired Fund, with both classes of the Acquired Fund voting together and not by class. Abstentions will be counted for purposes of determining a quorum, but will not be included in the amount of shares voted. Accordingly, an abstention will have the effect of a negative vote. Approval of the Reorganization Plan with respect to an Acquired Fund will be considered approval of the amendment to the Amended and Restated Articles of Incorporation of FAIF (which amendment is included as Exhibit 1 to the Reorganization Plan which is included as Appendix A to this Prospectus/Proxy Statement) required to effect the Reorganization.

     If a proxy that is properly executed and returned represents a broker "non-vote" (broker non-votes are shares held by a broker or nominee for which an executed proxy is received by the Fund but are not voted as to the proposal because instructions have not been received from the beneficial owners or persons entitled to vote, and the broker or nominee holding the shares does not have discretionary voting power), the shares represented thereby will only be considered present for purposes of determining the existence of a quorum for the transaction of business and will not be included in determining the number of votes cast. Accordingly, broker non-votes will have the effect of negative votes.


     The individuals named as proxies on the enclosed proxy card will vote in accordance with your direction as indicated thereon, if your card is received properly executed by you or by your duly appointed agent or attorney-in-fact. If your card is properly executed and you give no voting instructions, your shares will be voted FOR the Reorganization. You can also vote by telephone, with a toll-free call to the appropriate number on the proxy card, and through the Internet site stated on the proxy card.



     You may revoke any proxy by giving another proxy or by letter or telegram revoking the initial proxy. In addition, you can revoke a prior proxy by simply voting again using the proxy card, by a toll-free call to the appropriate number on the proxy card, or through the Internet site listed on the proxy card. To be effective, your revocation must be received prior to the Meeting and must indicate your name and account number. In addition, if you attend the Meeting in person you may, if you wish, vote by ballot at the Meeting, thereby canceling any proxy previously given.


     Proxy solicitations will be made primarily by mail but may also be made by telephone, through the Internet or personal solicitations conducted by officers and employees of the Advisor, its affiliates or other representatives of Acquired Funds (who will not be paid for their soliciting activities). The costs of solicitation and the expenses incurred in connection with preparing this Prospectus/Proxy Statement and its enclosures will be paid by the Advisor. Neither the Acquired Funds nor the Acquiring Funds will bear any costs associated with the Meeting, this proxy solicitation or any adjourned session.

     If shareholders of an Acquired Fund do not vote to approve the applicable Reorganization, the Directors will consider other possible courses of action in the best interests of shareholders. If a quorum is not present at the Meeting, or if a quorum is present at the Meeting but sufficient votes to approve a Reorganization are not received, the persons named as proxies on a proxy form sent to the shareholders may propose one or more adjournments of the Meeting to permit further proxy solicitation. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any adjournment will require an affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

     A shareholder of an Acquired Fund who objects to the Reorganization will not be entitled under either Maryland law or the Amended and Restated Articles of Incorporation of FAIF to demand payment for, or an appraisal of, his or her shares.

     FAIF does not hold annual shareholder meetings. Shareholders wishing to submit proposals to be considered for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of FAIF at the address set forth on the cover of this Prospectus/Proxy Statement so that they will be received by FAIF in a reasonable period of time prior to that meeting.

     The votes of the shareholders of the Acquiring Funds are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the proposed Reorganizations.

OUTSTANDING SHARES

     The shareholders of each Acquired Fund as of the Record Date will be entitled to be present at the Meeting and vote their shares of the applicable Acquired Fund owned as of the Record Date.

     The following table identifies the number of shares of each class of each Acquired Fund and Acquiring Fund that were outstanding as of the close of business on the Record Date:


             CALIFORNIA        CALIFORNIA        COLORADO          COLORADO
          INTERMEDIATE TAX        TAX        INTERMEDIATE TAX        TAX
              FREE FUND        FREE FUND         FREE FUND        FREE FUND
          ----------------   -------------   ----------------   -------------
CLASS A       431,268.430    1,144,062.229       652,192.054      546,338.008
CLASS C               N/A      251,983.929               N/A      293,224.970
CLASS Y     5,301,221.401    2,861,144.131     4,252,741.745    1,611,868.937


SHAREHOLDER RIGHTS

     Each Fund is a separate series of FAIF. Since the Funds are part of the same corporate entity, there are no differences in shareholders' rights between an Acquired Fund and its corresponding Acquiring Fund.

               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

     As of the Record Date, the officers and directors of FAIF beneficially owned as a group less than 1% of the outstanding shares of each Fund, and FAIF was aware that the following persons owned of record 5% or more of the outstanding shares of each class of stock of the Funds:


                                                                 PERCENT OF
                                                             OUTSTANDING SHARES
                                           NUMBER OF    ---------------------------
                                         SHARES OWNED   CLASS A   CLASS C   CLASS Y
                                         ------------   -------   -------   -------
CALIFORNIA INTERMEDIATE TAX FREE FUND
UBS Financial Services Inc. FBO             38,843.73     9.01%
Linbrook Tile, Inc.
1656 S State College Blvd
Anaheim CA 92806-6021

U.S. Bancorp Investments Inc.               36,437.14     8.45%
60 Livingston Ave
Saint Paul MN  55107-2292

U.S. Bancorp Investments Inc.               29,932.32     6.94%
60 Livingston Ave
Saint Paul MN 55107-2292

U.S. Bank, Trustee FBO Various           5,108,619.82                        96.36%
Trust Clients(1) PO Box 1787

Milwaukee WI 53201-1787

CALIFORNIA TAX FREE FUND

U.S. Bancorp Investments Inc.              143,123.99    12.51%
60 Livingston Ave
Saint Paul MN 55107-2292

U.S. Bancorp Investments Inc.               81,020.24     7.08%
60 Livingston Ave
Saint Paul MN 55107-2292

U.S. Bancorp Investments Inc.               30,248.41              12.00%
60 Livingston Ave
Saint Paul MN 55107-2292

U.S. Bancorp Investments Inc.               29,763.41              11.81%
60 Livingston Ave
Saint Paul MN 55107-2292

U.S. Bancorp Investments Inc.               27,907.28              11.08%
60 Livingston Ave
Saint Paul MN 55107-2292

MS&CO FBO                                   13,973.04               5.55%
Cecil Richard Brown & J Brown
CO-TTEE The Brown Family
Tr U/A Dtd 09/13/1995
79765 Liga
La Quinta CA 92253-4578

First Clearing LLC                          12,689.75               5.04%
The Angelo V Pennisi & Diane M
Pennisi 2005 Rev Trust
12945 Orange Rd
Wilton CA 95693-9664

U.S. Bank, Trustee FBO Various           2,751,060.56                        96.15%
Trust Clients
PO Box 1787
Milwaukee WI 53201-1787

COLORADO INTERMEDIATE TAX FREE FUND

Merrill Lynch Pierce Fenner & Smith         73,286.89    11.24%
Attn Physical Team
4800 Deer Lake Dr E
Jacksonville FL 32246-6484

U.S. Bank, Trustee FBO Various           4,028,991.39                        94.73%
Trust Clients(1) PO Box 1787

Milwaukee WI 53201-1787

COLORADO TAX FREE FUND

UBS Financial Services Inc. FBO             23,652.93               8.07%
M B E Limited Partnership
C/O Don Ditmars
A Partnership
PO Box 126
Castle Rock CO 80104-0126

U.S. Bank, Trustee FBO Various           1,239,847.04                        76.92%
Trust Clients
PO Box 1787
Milwaukee WI 53201-1787

NFS LLC FEBO                               314,849.88                        19.53%
Alliance Bank NA
Alliance Bank Trust Department
160 Main St
Oneida NY 13421-1629



(1) U.S. Bank National Association, the parent of the Advisor, serves as trustee for the accounts of various trust clients. As trustee, U.S. Bank has voting authority with respect to certain of the Fund's outstanding shares beneficially owned by these accounts and, with respect to all such shares, intends to vote according to the recommendation of an independent proxy voting service.


                     ADDITIONAL INFORMATION ABOUT THE FUNDS

     Information concerning the Funds in the Funds' current prospectuses and SAI (including any supplements) and information in the Reorganization SAI is incorporated into this Prospectus/Proxy Statement by reference. This means that such information is legally considered to be part of this Prospectus/Proxy Statement. For a free copy of an Acquired Fund's prospectus, the Funds' Statement of Additional Information or annual report, or the Reorganization SAI, please call (800) 677-3863 or write to First American Investment Funds, Inc., 800 Nicollet Mall, Minneapolis, MN 55402.

     Each Fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith files reports and other information including proxy material and charter documents with the SEC. These items can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at 175 West Jackson Boulevard, Chicago, Illinois 60604 and at 3 World Financial Center, New York, New York 10281. Copies of such materials can also be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549. Further information on the operations of the public reference facilities may be obtained by calling
(800) SEC-0330. In addition, the SEC maintains an Internet site that contains copies of the information. The address of the site is www.sec.gov.

                                  MISCELLANEOUS

LEGAL MATTERS

     Certain legal matters in connection with the issuance of Acquiring Fund shares as part of the Reorganization will be passed on by Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, MN 55402.

EXPERTS

     The audited financial statements for the Funds, incorporated by reference into the Reorganization SAI, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report appearing in the Funds' annual report for the fiscal year ended June 30, 2008. The financial statements audited by Ernst & Young LLP have been incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER BUSINESS

     The board of directors does not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

               NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES
                               AND THEIR NOMINEES

     Please advise FAIF, in care of FAF Advisors, Inc., Mail Stop BC-MN-H04N, 800 Nicollet Mall, Minneapolis, MN 55402, whether other persons are beneficial owners of Acquired Fund shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement you wish to receive in order to supply copies to the beneficial owners of the respective shares.

                              BOARD RECOMMENDATION

     REQUIRED VOTE. Approval of the Reorganization Plan with respect to an Acquired Fund requires the affirmative vote of a majority of the Fund's outstanding voting securities.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSED REORGANIZATION OF YOUR ACQUIRED FUND AND TO APPROVE THE REORGANIZATION PLAN WITH RESPECT TO YOUR ACQUIRED FUND.

November __, 2008

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ____ day of December, 2008, by First American Investment Funds, Inc., a Maryland corporation with its principal place of business at 800 Nicollet Mall, Minneapolis, Minnesota 55402 ("FAIF"), on behalf of each segregated portfolio of assets ("series") thereof listed on Schedule A to this Plan ("Schedule A"). (Each such series listed under the heading "Acquired Funds" is referred to herein as an "Acquired Fund," each such series listed under the heading "Acquiring Funds" is referred to herein as an "Acquiring Fund," and all such series are sometimes referred to herein individually as a "Fund" and collectively as the "Funds.")

     FAIF wishes to effect two separate reorganizations, each described in section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"), and intends this Agreement to be, and adopts it as, a "plan of reorganization" within the meaning of the regulations under section 368 of the Code ("Regulations"). Each reorganization will involve the transfer of an Acquired Fund's assets to the Acquiring Fund listed on Schedule A opposite its name (each, a "corresponding Acquiring Fund") in exchange solely for voting shares of common stock, par value $0.0001 per share, of that Acquiring Fund ("Acquiring Fund Shares") and that Acquiring Fund's assumption of that Acquired Fund's liabilities, followed by the constructive distribution of those shares pro rata to the holders of shares of common stock, par value $0.0001 per share, of that Acquired Fund ("Acquired Fund Shares") in exchange therefor, all on the terms and conditions set forth herein. (Each such series of transactions involving each Acquired Fund and its corresponding Acquiring Fund is referred to herein as a "Reorganization.") The exchange of Acquiring Fund Shares for Acquired Fund Shares will be effected pursuant to an amendment to FAIF's amended and restated articles of incorporation in the form attached hereto as Exhibit 1 (the "Amendment") to be adopted in accordance with the Maryland General Corporation Law.

     The consummation of one Reorganization is not contingent on the consummation of any other Reorganization. (For convenience, the balance of this Agreement refers only to a single Reorganization, one Acquired Fund, and one Acquiring Fund, but the terms and conditions hereof apply separately to each Reorganization and the Funds participating therein.)

     WITNESSETH:

     WHEREAS, FAIF is a registered, open-end management investment company that offers its shares of common stock in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities);

     WHEREAS, the Acquiring Fund offers Class A shares, Class C shares and Class Y shares and the Acquired Fund offers Class A shares and Class Y;

     WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest; and

     WHEREAS, the Board of Directors of FAIF has determined that the consolidation of the Acquired Fund with and into the Acquiring Fund by means of the exchange of Class A and Class Y Acquiring Fund Shares for all of the issued and outstanding Class A and Class Y Acquired Fund Shares, respectively, on the basis set forth herein is in the best interests of the Acquired Fund shareholders and the Acquiring Fund shareholders and has made the determinations required by Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act") with respect to the Reorganization;

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. EXCHANGE OF SHARES; REALLOCATION OF ASSETS AND LIABILITIES

     1.1 Subject to the requisite approval by the Acquired Fund shareholders and to the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund and the Acquiring Fund agree that at the Effective Time (as defined in Section 3.1), (a) each issued and outstanding Class A Acquired Fund Share shall be, without further action, exchanged for that number of Class A Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment; and (b) each issued and outstanding Class Y Acquired Fund Share shall be, without further action, exchanged for that number of Class Y Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment.

     1.2 (a) At the Effective Time, the assets belonging to the Acquired Fund, the liabilities belonging to the Acquired Fund, and the General Assets and General Liabilities allocated to the Acquired Fund, shall become, without further action, assets belonging to the Acquiring Fund, liabilities belonging to the Acquiring Fund, and General Assets and General Liabilities allocated to the Acquiring Fund, all in accordance with Article IV, Section 1(d)(i) and (ii) of FAIF's amended and restated articles of incorporation. For purposes of the foregoing, the terms "assets belonging to," "liabilities belonging to," "General Assets" and "General Liabilities" have the meanings assigned to them in said
Article IV, Section 1(d)(i) and (ii). Such assets belonging to the Acquired Fund to become assets belonging to the Acquiring Fund shall consist of all of the Acquired Fund's property, including, but not limited to, all cash, securities, commodities and futures interests and dividends or interest receivable which are assets belonging to the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "Effective Time Statement"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied.

     (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities prior to the Effective Time and to acquire additional securities in the ordinary course of its business.

     1.3 Pursuant to Section 1.2(a), at the Effective Time the liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, investment management and administrative fees, and legal and audit fees) as reflected in the Effective Time Statement shall become liabilities, expenses, costs, charges and reserves of the Acquiring Fund.

     1.4 At the Effective Time and pursuant to the plan of reorganization adopted herein, the Acquiring Fund will issue and, on behalf of the Acquired Fund, distribute to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "Acquired Fund Shareholders"), the Acquiring Fund Shares issued in exchange for the Acquired Fund Shares pursuant to Section 1.1 and

Article 2. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued, and the Acquired Fund shall be deemed to be liquidated. Such distribution shall be accomplished by the issuance of such Acquiring Fund Shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders representing the numbers and classes of Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although from and after the Effective Time share certificates representing interests in the Acquired Fund will represent those numbers and classes of Acquiring Fund Shares as determined in accordance with
Article 2. Unless requested by Acquired Fund Shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's Prospectus and Statement of Additional Information (in effect as of the Effective Time), except that no sales charges will be incurred by the Acquired Fund Shareholders in connection with the acquisition by the Acquired Fund Shareholders of Acquiring Fund Shares pursuant to this Agreement.

     1.6 In the event that Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund agrees that in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund it shall give credit for the period during which the holder thereof held such Acquired Fund shares.

     1.7 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2. EXCHANGE RATIOS; VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

     2.1 The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A shares and Class Y shares shall be computed as of the Effective Time using the valuation procedures set forth in FAIF's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the 1940 Act.

     2.2 (a) The total number of the Acquiring Fund's Class A shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class A shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     (b) The total number of the Acquiring Fund's Class Y shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class Y shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class Y shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class Y shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class Y shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     2.3 At the Effective Time, the Acquiring Fund shall issue and, on behalf of the Acquired Fund, distribute to the Acquired Fund Shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund Shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund Shares of the respective classes to be issued by the Acquiring Fund pursuant to
Section 2.2. Accordingly, each Class A Acquired Fund Shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; and each Class Y Acquired Fund Shareholder shall receive, at the Effective Time, Class Y Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class Y Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time.

3. EFFECTIVE TIME OF CLOSING

     3.1 The closing of the transactions contemplated by this Agreement (the "Closing") shall occur as of the close of normal trading on the New York Stock Exchange (the "Exchange") (currently, 4:00 p.m. Eastern time) on the first day upon which the conditions to closing shall have been satisfied, or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "Effective Time"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of FAF Advisors, Inc., 800 Nicollet Mall, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

     3.2 The custodian for the Acquiring Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that the Acquired Fund's portfolio securities, cash, and any other assets of the Acquired Fund held by the Custodian will be transferred to the Acquiring Fund at the Effective Time.

     3.3 In the event that the Effective Time would occur on a day on which (a) the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

     3.4 The Acquired Fund shall deliver at the Closing its certificate stating that the records maintained by its transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund Shareholders and the number of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as required herein. At the Closing, each party shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS, WARRANTIES AND COVENANTS

     4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

     (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

     (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the Securities Act of 1933, as amended (the "1933 Act"), is in full force and effect;

     (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under applicable state securities laws and any other applicable laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, and all fees required to be paid have been paid, and the Acquired Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

     (d) The Acquired Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

     (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (f) The statement of assets and liabilities of the Acquired Fund as at June 30, 2008 has been audited by Ernst & Young LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring
Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as at such date, and there are no known material contingent liabilities of the Acquired Fund as at such date not disclosed therein;

     (g) Since June 30, 2008, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph (g), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute such a material adverse change;

     (h) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

     (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

     (j) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in Section 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, and there is not outstanding any security convertible into any of the Acquired Fund shares;

     (k) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be allocated to the Acquiring Fund pursuant to Section 1.2, and from and after the Effective Time the Acquiring Fund will have good and marketable title thereto, subject to no restrictions on the transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

     (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of FAIF's Board of Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

     (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (n) All information pertaining to the Acquired Fund and its agents and affiliates and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund, its agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

     (o) Since June 30, 2008, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

     (p) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's amended and restated articles of incorporation and bylaws and then-current Prospectus and Statement of Additional Information and as may be required by the 1940 Act.

     4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

     (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

     (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the 1933 Act, is in full force and effect;

     (c) At or before the Effective Time, shares of the Acquiring Fund (including, but not limited to, the Acquiring Fund Shares) will be registered in all jurisdictions in which they will be required to be registered under applicable state securities laws and any other applicable laws (including, but not limited to, all jurisdictions necessary to effect the Reorganization), and said registrations, including any periodic reports or supplemental filings, will be complete and current, and all fees required to be paid will have been paid, and the Acquiring Fund will be in good standing, and will not be subject to any stop orders, and will be fully qualified to sell its shares in any state in which its shares will have been registered;

     (d) The Prospectus and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (e) The Acquiring Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

     (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (g) The statement of assets and liabilities of the Acquiring Fund as at June 30, 2008 has been audited by Ernst & Young LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired
Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as at such date, and there are no known material contingent liabilities of the Acquiring Fund as at such date not disclosed therein;

     (h) Since June 30, 2008, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund Shares by Acquiring Fund shareholders shall not constitute a material adverse change;

     (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

     (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

     (k) All issued and outstanding shares of the Acquiring Fund are, and at Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable;

     (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares and will be fully paid and non-assessable;

     (m) The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, and there is not outstanding any security convertible into any of the Acquiring Fund Shares;

     (n) At the Effective Time, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

     (o) Since June 30, 2008, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund;

     (p) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Board of Directors of FAIF, as issuer of the Acquiring Fund Shares, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

     (q) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (r) Following the Reorganization, the Acquiring Fund shall determine its net asset value per share in accordance with the valuation procedures set forth in the Acquiring Fund's amended and restated articles of incorporation, bylaws and Prospectus and Statement of Additional Information (as the same may be amended from time to time) and as may be required by the 1940 Act; and

     (s) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure); provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund.

5.   FURTHER COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed).

     5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement, the Amendment and the Reorganization and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

     5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

     6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time; and

     6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions (any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

     7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

     7.2 The Acquiring Fund shall have received, and certified as to its receipt of, the Effective Time Statement;

     7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in form and substance satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request; and

     7.4 At or prior to the Effective Time, the Acquired Fund's investment advisor, or an affiliate thereof, shall have reimbursed or agreed to reimburse the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable contractual expense limitations.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     The following shall constitute further conditions precedent to the consummation of the Reorganization:

     8.1 This Agreement, the Amendment, and the transactions contemplated herein and therein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of FAIF's amended and restated articles of incorporation and bylaws and applicable law, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this Section 8.1;

     8.2 The Acquiring Fund's investment advisor shall have paid or agreed to pay the costs incurred by FAIF in connection with the Reorganization, including the fees and expenses associated with the preparation and filing of the Registration Statement referred to in Section 5.5 above, and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the shareholders meeting required to approve the transactions contemplated by this Agreement;

     8.3 As of the Effective Time, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.4 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

     8.5 The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

     8.6 The parties shall have received the opinion of Dorsey & Whitney LLP addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their investment advisor and other service providers, substantially to the effect that:

     (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
          Section 368(b) of the Code;

     (ii) the Acquired Fund Shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

     (iii) the tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund Shares exchanged therefor;

     (iv) the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

     (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

     (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

     (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time; and

     8.7 The Amendment shall have been filed in accordance with the applicable provisions of Maryland law.

9.   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     9.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof.

     9.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

10.  TERMINATION

     This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of FAIF's Board of Directors at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interest of the shareholders of the Acquired Fund or the Acquiring Fund.

11.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

12.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund or the Acquired Fund, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: President (with a copy to Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota 55402, Attention: James D. Alt).

13.  HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

     13.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

     13.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.


     13.4 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Maryland, without giving effect to the principles of conflict of laws thereof.


     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or a Vice President.

                                        FIRST AMERICAN INVESTMENT FUNDS, INC.,
                                        ON BEHALF OF ITS CALIFORNIA INTERMEDIATE
                                        TAX FREE FUND AND COLORADO INTERMEDIATE
                                        TAX FREE FUND


                                        By
                                            ------------------------------------

                                        Its
                                            ------------------------------------

                                        FIRST AMERICAN INVESTMENT FUNDS, INC.,
                                        ON BEHALF OF ITS CALIFORNIA TAX FREE
                                        FUND AND COLORADO TAX FREE FUND


                                        By
                                            ------------------------------------

                                        Its
                                            ------------------------------------

               SCHEDULE A TO AGREEMENT AND PLAN OF REORGANIZATION

ACQUIRED FUNDS                          ACQUIRING FUNDS
--------------                          ----------------------------------------
California Intermediate Tax Free Fund   California Tax Free Fund
Colorado Intermediate Tax Free Fund     Colorado Tax Free Fund

                EXHIBIT 1 TO AGREEMENT AND PLAN OF REORGANIZATION

                              ARTICLES OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.

     The undersigned officer of First American Investment Funds, Inc. (the "Corporation"), a Maryland corporation, hereby certifies that the following amendments to the Corporation's Amended and Restated Articles of Incorporation have been advised by the Corporation's Board of Directors and approved by the Corporation's stockholders in the manner required by the Maryland General Corporation Law:

     WHEREAS, the Corporation is registered as an open-end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several classes, each of which represents a separate and distinct portfolio of assets;

     WHEREAS, it is desirable and in the best interests of the holders of the Class Y shares of the Corporation (also known as "California Intermediate Tax Free Fund") that the assets belonging to such class be sold to a separate portfolio of the Corporation which is known as "California Tax Free Fund" and which is represented by the Corporation's Class II shares, in exchange for shares of California Tax Free Fund which are to be delivered to former California Intermediate Tax Free Fund holders;

     WHEREAS, California Intermediate Tax Free Fund and California Tax Free Fund have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

     WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of California Intermediate Tax Free Fund to the foregoing transactions, and in particular to bind such holders to the exchange of their California Intermediate Tax Free Fund shares for California Tax Free Fund shares, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

     NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article IV(R) immediately following Article IV(Q) thereof:

          ARTICLE IV(R). (a) For purposes of this Article IV(R), the following terms shall have the following meanings:

          "Corporation" means this corporation.

          "Acquired Fund" means the Corporation's California Intermediate Tax Free Fund, which is represented by the Corporation's Class Y shares.

          "Class A Acquired Fund Shares" means the Corporation's Class Y Common Shares.

          "Class Y Acquired Fund Shares" means the Corporation's Class Y Series 2 Common Shares.

          "Acquiring Fund" means the Corporation's California Tax Free Fund, which is represented by the Corporation's Class II shares.

          "Class A Acquiring Fund Shares" means the Corporation's Class II Common Shares.

          "Class Y Acquiring Fund Shares" means the Corporation's Class II, Series 3 Common Shares.

          "Effective Time" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Maryland State Department of Assessments and Taxation.

          (b) At the Effective Time, the assets belonging to the Acquired Fund, the liabilities belonging to the Acquired Fund, and the General Assets and General Liabilities allocated to the Acquired Fund, shall become, without further action, assets belonging to the Acquiring Fund, liabilities belonging to the Acquiring Fund, and General Assets and General Liabilities allocated to the Acquiring Fund. For purposes of the foregoing, the terms "assets belonging to," "liabilities belonging to," "General Assets" and "General Liabilities" have the meanings assigned to them in Article IV,
     Section 1(d)(i) and (ii) of the Corporation's Amended and Restated Articles of Incorporation.

          (c) At the Effective Time, each issued and outstanding Acquired Fund share shall be, without further action, exchanged for those numbers and classes of Acquiring Fund shares calculated in accordance with paragraph
     (d) below.

          (d) The numbers of Class A and Class Y Acquiring Fund Shares to be issued in exchange for the Class A and Class Y Acquired Fund Shares shall be determined as follows:

               (i) The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A Shares and Class Y Shares shall be computed as of the Effective Time using the valuation procedures set forth in the Corporation's articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

               (ii) The total number of Class A Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class A Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class A Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class A Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iii) The total number of Class Y Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class Y Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class Y Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class Y Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class Y Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iv) At the Effective Time, the Acquired Fund shall issue and distribute to the Acquired Fund shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund shares of the respective classes issued by the Acquiring Fund pursuant to (ii) and (iii) above. Accordingly, each Class A Acquired Fund shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; and each Class Y Acquired Fund shareholder shall receive, at the Effective Time, Class Y Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class Y Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

          (e) The distribution of Acquiring Fund shares to Acquired Fund shareholders provided for in paragraphs (c) and (d) above shall be accomplished by the issuance of such Acquiring Fund shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding shares of the Acquired Fund shall simultaneously be cancelled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund shares shall represent the numbers and classes of Acquiring Fund shares determined in accordance with the foregoing provisions.

          (f) From and after the Effective Time, the Acquired Fund shares cancelled and retired pursuant to paragraph (e) above shall have the status of authorized and unissued Class Y common shares of the Corporation, without designation as to series.

     WHEREAS, the Corporation is registered as an open-end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several classes, each of which represents a separate and distinct portfolio of assets;

     WHEREAS, it is desirable and in the best interests of the holders of the Class N shares of the Corporation (also known as "Colorado Intermediate Tax Free Fund") that the assets belonging to such class be sold to a separate portfolio of the Corporation which is known as "Colorado Tax Free Fund" and which is represented by the Corporation's Class KK shares, in exchange for shares of Colorado Tax Free Fund which are to be delivered to former Colorado Intermediate Tax Free Fund holders;

     WHEREAS, Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

     WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of Colorado Intermediate Tax Free Fund to the foregoing transactions, and in particular to bind such holders to the exchange of their Colorado Intermediate Tax Free Fund shares for Colorado Tax Free Fund shares, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

     NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article IV(S) immediately following Article IV(R) thereof:

          ARTICLE IV(S). (a) For purposes of this Article IV(S), the following terms shall have the following meanings:

          "Corporation" means this corporation.

          "Acquired Fund" means the Corporation's Colorado Intermediate Tax Free Fund, which is represented by the Corporation's Class N shares.

          "Class A Acquired Fund Shares" means the Corporation's Class N Common Shares.

          "Class Y Acquired Fund Shares" means the Corporation's Class N Series 2 Common Shares.

          "Acquiring Fund" means the Corporation's Colorado Tax Free Fund, which is represented by the Corporation's Class KK shares.

          "Class A Acquiring Fund Shares" means the Corporation's Class KK Common Shares.

          "Class Y Acquiring Fund Shares" means the Corporation's Class KK, Series 3 Common Shares.

          "Effective Time" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Maryland State Department of Assessments and Taxation.

          (b) At the Effective Time, the assets belonging to the Acquired Fund, the liabilities belonging to the Acquired Fund, and the General Assets and General Liabilities allocated to the Acquired Fund, shall become, without further action, assets belonging to the Acquiring Fund, liabilities belonging to the Acquiring Fund, and General Assets and General Liabilities allocated to the Acquiring Fund. For purposes of the foregoing, the terms "assets belonging to," "liabilities belonging to," "General Assets" and "General Liabilities" have the meanings assigned to them in Article IV,
     Section 1(d)(i) and (ii) of the Corporation's Amended and Restated Articles of Incorporation.

          (c) At the Effective Time, each issued and outstanding Acquired Fund share shall be, without further action, exchanged for those numbers and classes of Acquiring Fund shares calculated in accordance with paragraph
     (d) below.

          (d) The numbers of Class A and Class Y Acquiring Fund Shares to be issued in exchange for the Class A and Class Y Acquired Fund Shares shall be determined as follows:

               (i) The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A Shares and Class Y Shares shall be computed as of the Effective Time using the valuation procedures set forth in the Corporation's articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

               (ii) The total number of Class A Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class A Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class A Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class A Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iii) The total number of Class Y Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class Y Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class Y Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class Y Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class Y Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iv) At the Effective Time, the Acquired Fund shall issue and distribute to the Acquired Fund shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund shares of the respective classes issued by the Acquiring Fund pursuant to (ii) and (iii) above. Accordingly, each Class A Acquired Fund shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; and each Class Y Acquired Fund shareholder shall receive, at the Effective Time, Class Y Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class Y Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

          (e) The distribution of Acquiring Fund shares to Acquired Fund shareholders provided for in paragraphs (c) and (d) above shall be accomplished by the issuance of such Acquiring Fund shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding shares of the Acquired Fund shall simultaneously be cancelled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund shares shall represent the numbers and classes of Acquiring Fund shares determined in accordance with the foregoing provisions.

          (f) From and after the Effective Time, the Acquired Fund shares cancelled and retired pursuant to paragraph (e) above shall have the status of authorized and unissued Class N common shares of the Corporation, without designation as to series.

     The undersigned officer of the Corporation hereby acknowledges, in the name and on behalf of the Corporation, the foregoing Articles of Amendment to be the corporate act of the Corporation and further certifies that, to the best of his or her knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President or a Vice President and witnessed by its Secretary or an Assistant Secretary on this ____ day of December, 2008.

                                        FIRST AMERICAN INVESTMENT FUNDS, INC.


                                        By
                                            ------------------------------------

                                        Its
                                            ------------------------------------

Witness:


-------------------------------------
[Assistant] Secretary

                                     PART B
                                    FORM N-14

                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                                800 Nicollet Mall
                              Minneapolis, MN 55402
                                 (800) 677-3863


                       Statement of Additional Information
                               November 17, 2008



     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Prospectus/Proxy Statement dated November 17, 2008, relating to the proposed reorganizations of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund (each an "Acquired Fund"), each a separate series of First American Investments Funds, Inc. ("FAIF"), with and into California Tax Free Fund and Colorado Tax Free Fund, respectively (each an "Acquiring Fund"), each of which is also a separate series of FAIF. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to FAIF at the telephone number or address set forth above. This Statement of Additional Information has been incorporated by reference into the Prospectus/Proxy Statement.


     Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Prospectus/Proxy Statement.


     Further information about the Acquired Funds and the Acquiring Funds is contained in their Prospectuses, each dated October 28, 2008, and any supplements, their Statement of Additional Information dated October 28, 2008, as supplemented ("SAI"), and their Annual Report to Shareholders for the fiscal year ended June 30, 2008 ("Annual Report").


     This Statement of Additional Information incorporates by reference the SAI and the Annual Report, each of which accompanies this Statement of Additional Information.

                                TABLE OF CONTENTS

I.   Unaudited Pro Forma Financial Statements ..........................   [B-1]


     I.   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     Set forth on the following pages are unaudited pro forma financial statements which are presented to show the effect of (a) the proposed acquisition of California Intermediate Tax Free Fund by California Tax Free Fund and (b) the proposed acquisition of Colorado Intermediate Tax Free Fund by Colorado Tax Free Fund, in each case as if such acquisition had taken place as of the close of business on June 30, 2008.

First American California Tax Free Fund
Unaudited Pro Forma Statements of ASSETS AND LIABILITIES
June 30, 2008, all dollars and shares are rounded to thousands (000), except per share data


                                             CALIFORNIA
                                          INTERMEDIATE TAX   CALIFORNIA TAX    UNAUDITED    UNAUDITED
                                             FREE FUND,        FREE FUND,      PRO FORMA    PRO FORMA
                                           ACQUIRED FUND     ACQUIRING FUND   ADJUSTMENTS    COMBINED
                                         -----------------   --------------   -----------   ---------
Unaffiliated investments, at cost             $56,686            $44,878         $  --       $101,564

ASSETS:
Unaffiliated investments, at value            $56,745            $44,627         $  --       $101,372
Receivable for dividends and interest             693                602            --          1,295
Receivable for capital shares sold                188                234            --            422
Receivable from advisor                            --                  9            --              9
Prepaid expenses and other assets                   1                  1            --              2
                                              -------            -------         -----       --------
Total assets                                   57,627             45,473            --        103,100
                                              =======            =======         =====       ========
LIABILITIES:
Bank overdraft                                      3                  1            --              4
Dividends payable                                 172                122            --            294
Payable for investments purchased                  --                259            --            259
Payable for capital shares redeemed                10                 --            --             10
Payable to affiliates                              29                 21            --             50
Payable for distribution and
   shareholder servicing fees                      --                  3            --              3
Accrued expenses and other liabilities             26                 26            --             52
                                              -------            -------         -----       --------
Total liabilities                                 240                432            --            672
                                              -------            -------         -----       --------
Net assets                                     57,387             45,041            --        102,428
                                              =======            =======         =====       ========
COMPOSITION OF NET ASSETS:
Portfolio capital                              57,016             45,292            --        102,308
Undistributed net investment income                 5                  1            --              6
Accumulated net realized gain (loss)
   on investments                                 307                 (1)           --            306
Net unrealized appreciation
   (depreciation) of investments                   59               (251)           --           (192)
                                              -------            -------         -----       --------
Net assets                                    $57,387            $45,041         $  --       $102,428
                                              =======            =======         =====       ========
Class A:
Net assets                                    $ 4,463            $12,076         $  --       $ 16,539
Shares issued and outstanding (1)                 447              1,128           (30)         1,545
Net asset value and redemption price
   per share                                  $  9.99            $ 10.71         $  --       $  10.71
Maximum offering price per share (2)          $ 10.22            $ 11.19         $  --       $  11.19

Class C:
Net assets                                    $   N/A            $ 2,480         $  --       $  2,480
Shares issued and outstanding (1)                 N/A                231            --            231
Net asset value, offering price, and
   redemption price per share (3)             $   N/A            $ 10.72         $  --       $  10.72

Class Y:
Net assets                                    $52,924            $30,485         $  --       $ 83,409
Shares issued and outstanding (1)               5,284              2,847          (342)         7,789
Net asset value, offering price, and
   redemption price per share                 $ 10.02            $ 10.71         $  --       $  10.71

(1)  $0.0001 par value - 2 billion authorized for each class

(2) The offering price is calculated by dividing the net asset value by 1 minus the maximum sales charge

(3)  Class C has a contingent deferred sales charge.

The accompanying notes are an integral part of the unaudited pro forma financial statements.

First American California Tax Free Fund
Unaudited Pro Forma Statement of OPERATIONS
For the Year Ended June 30, 2008, all dollars are rounded to thousands (000)


                                             CALIFORNIA
                                          INTERMEDIATE TAX   CALIFORNIA TAX    UNAUDITED    UNAUDITED
                                             FREE FUND,        FREE FUND,      PRO FORMA    PRO FORMA
                                           ACQUIRED FUND     ACQUIRING FUND   ADJUSTMENTS    COMBINED
                                         -----------------   --------------   -----------   ---------
INVESTMENT INCOME:
Interest from unaffiliated securities          $2,567           $ 1,913          $  --       $ 4,480
Dividends from unaffiliate money
   market funds                                $   29           $    31          $  --       $    60
                                               ------           -------          -----       -------
Total investment income                         2,596             1,944             --         4,540

EXPENSES:
Investment advisory fees                          286               200             --           486
Administration fees                               134                96             (6)A         224
Transfer agent fees                                60                83            (59)B          84
Custodian fees                                      3                 2             --             5
Legal fees                                         13                13            (11)C          15
Audit fees                                         33                33            (33)D          33
Registration fees                                   5                 6             (5)E           6
Postage and printing fees                           4                 3             --             7
Directors' fees                                    27                27            (23)F          31
Other expenses                                     16                16            (16)G          16
Distribution and shareholder servicing
   fees - Class A                                  14                28             --            42
Distribution and shareholder servicing
   fees - Class C                                  --                10             --            10
                                               ------           -------          -----       -------
Total expenses                                    595               517           (153)          959
Less: Fee waivers                                (194)             (289)            44 H        (439)
Less: Indirect payments from custodian             --                --             --            --
                                               ------           -------          -----       -------
Total net expenses                                401               228           (109)          520
                                               ------           -------          -----       -------
Investment income - net                        $2,195           $ 1,716          $ 109       $ 4,020
REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS - NET:
Net realized gain (loss) on investments        $  328           $    (1)         $  --       $   327
Net change in unrealized appreciation
   or depreciation of investments                (702)           (1,044)            --        (1,746)
                                               ------           -------          -----       -------
Net gain (loss) on investments                   (374)           (1,045)            --        (1,419)
                                               ------           -------          -----       -------
Net increase in net assets resulting
   from operations                             $1,821           $   671          $ 109       $ 2,601
                                               ======           =======          =====       =======


A    To reflect a reduction in administration fees due to the merger.

B    To reflect a reduction in transfer agent fees due to the merger.

C    To reflect a reduction in legal fees due to the merger.

D    To reflect a reduction in audit fees due to the merger.

E    To reflect a reduction in registration fees due to the merger.

F    To reflect a reduction in Directors' compensation due to the merger.

G    To reflect a reduction in other expenses due to the merger.

H To adjust the expense reimbursement to reflect the net reduction in fees resulting from the merger per the agreement by FAF Advisors, Inc. and its affiliates to waive fees and reimburse other fund expenses following the merger.

The accompanying notes are an integral part of the unaudited pro forma financial statements.

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                 Free Fund, Acquired Fund           Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
MUNICIPAL BONDS - 94.4%
REVENUE BONDS - 68.9%
CONTINUING CARE RETIREMENT COMMUNITIES - 2.0%
Association of Bay Area Governments Finance
   Authority, Lincoln Glen Manor Senior
   Citizens (CMI)
   6.100%, 02/15/2025                               $       --   $    --         $      250   $   253     $      250   $    253
California Health Facilities Financing
   Authority, Paradise Valley Estates (CMI)
   4.375%, 01/01/2012                                      540       551                 --        --            540        551
California Statewide Communities Development
   Authority, Los Angeles Jewish Home (CMI)
   5.000%, 11/15/2012                                      500       524                 --        --            500        524
Illinois Finance Authority, Franciscan
   Communities, Series A
   5.500%, 05/15/2027                                       --       --                 300       265            300        265
La Verne, Brethren Hillcrest Homes,
   Series B (ACA)
   5.600%, 02/15/2033                                      500       438                 --        --            500        438
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         1,540     1,513                550       518          2,090      2,031
                                                    ----------   -------         ----------   -------     ----------   --------

ECONOMIC DEVELOPMENT - 1.0%
Port of Oakland, Series B (MBIA)
   5.000%, 11/01/2018                                    1,000     1,040                 --        --          1,000      1,040
                                                    ----------   -------         ----------   -------     ----------   --------

EDUCATION - 11.1%
Association of Bay Area Governments Financial
   Authority, Schools of the Sacred Heart,
   Series A, Escrowed to Maturity
   5.900%, 06/01/2010 (a)                                   --        --                200       212            200        212
California Educational Facilities Authority,
   Claremont Graduate University, Series A
   5.000%, 03/01/2020                                      240       244                 --        --            240        244
California Educational Facilities Authority,
   Golden Gate University
   5.000%, 10/01/2020                                      505       482                 --        --            505        482
California Educational Facilities Authority,
   Lutheran University, Series C
   4.750%, 10/01/2015                                      675       670                 --        --            675        670
California Educational Facilities Authority,
   Series B, Escrowed to Maturity
   6.000%, 06/01/2010 (a)                                   85        90                 --        --             85         90
   6.000%, 06/01/2010 (a)                                  410       435                 --        --            410        435
California Educational Facilities Authority,
   Series B, Pre-refunded 06/01/2010 @ 101

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   6.625%, 06/01/2020 (b)                                   --        --                 35        38             35         38
   6.625%, 06/01/2020 (b)                                   --        --                180       194            180        194
California Educational Facilities Authority,
   University of Redlands, Series A
   5.000%, 10/01/2020                                      500       505                500       505          1,000      1,010
   5.000%, 08/01/2028                                      500       479                500       478          1,000        957
California Educational Facilities Authority,
   University of the Pacific
   5.000%, 11/01/2015                                      300       317                 --        --            300        317
   5.000%, 11/01/2030                                       --        --              1,000       987          1,000        987
California Educational Facilities Authority,
   Woodbury University
   4.400%, 01/01/2015                                      450       434                 --        --            450        434
   4.500%, 01/01/2016                                       --        --                470       451            470        451
California Municipal Finance Authority, Biola
   University
   5.000%, 10/01/2018                                      800       786                200       196          1,000        982
   5.625%, 10/01/2023                                       --        --                500       503            500        503
California Municipal Finance Authority,
   Education Revenue, American Heritage
   Education Foundation Project, Series A
   5.250%, 06/01/2026                                       --        --                400       366            400        366
California Municipal Finance Authority,
   Loma Linda University
   4.250%, 04/01/2018                                      300       292                 --        --            300        292
   4.375%, 04/01/2019                                       --        --                300       293            300        293
California State Higher Educational
   Facilities Authority, Fresno Pacific
   University, Series A
   6.750%, 03/01/2019                                       --        --                380       392            380        392
California State Higher Educational
   Facilities Authority, University of
   Redlands, Series A, Escrowed to Maturity
   5.550%, 06/01/2009 (a)                                  225       233                 --        --            225        233
California State Higher Educational
   Facilities Authority, University of
   Redlands, Series A,Pre-refunded 06/01/2010
   @ 101
   5.700%, 06/01/2011 (b)                                  250       266                 --        --            250        266
   5.750%, 06/01/2012 (b)                                  260       277                 --        --            260        277
   5.950%, 06/01/2015 (b)                                   --        --                310       332            310        332
California Statewide Communities Development
   Authority, Viewpoint Schools (ACA)
   4.125%, 10/01/2014                                      405       381                 --        --            405        381
California State University Foundation,
   Monterey Bay, Pre-refunded 06/01/2011
   @ 100 (MBIA)
   5.300%, 06/01/2022 (b)                                   --        --                500       534            500        534
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         5,905     5,891              5,475     5,481         11,380     11,372
                                                    ----------   -------         ----------   -------     ----------   --------
HEALTHCARE - 17.5%

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
Association of Bay Area Governments Financial
   Authority, Children's Hospital, Series A
   4.500%, 12/01/2019                                      425       402                 --        --            425        402
   4.750%, 12/01/2022                                       --        --                350       333            350        333
California Health Facilities Financing
   Authority, Casa Colina
   5.500%, 04/01/2013                                      300       308                 50        51            350        359
California Health Facilities Financing
   Authority, Catholic Healthcare West,
   Series G 5.500%, 07/01/2025                           1,000     1,016                 --        --          1,000      1,016
California Health Facilities Financing
   Authority, Catholic Healthcare West,
   Series I, Mandatory Put 07/01/2014 @ 100
   4.950%, 07/01/2026                                      450       463                 --        --            450        463
California Health Facilities Financing
   Authority, Marshall Medical Center,
   Series A (CMI)
   4.750%, 11/01/2019                                    1,200     1,204                560       562          1,760      1,766
California Health Facilities Financing
   Authority, Sutter Health, Series A
   5.000%, 08/15/2038                                       --        --                250       238            250        238
California Health Facilities Financing
   Authority, Valleycare Medical Center,
   Series A, Pre-refunded 05/01/2012 @
   100 (CMI)
   4.625%, 05/01/2013 (b)                                  300       315                 --        --            300        315
California Statewide Communities Development
   Authority, Adventist Health, Series A
   5.000%, 03/01/2030                                       --        --                300       286            300        286
California Statewide Communities Development
   Authority, Catholic Healthcare West, Series C
   5.625%, 07/01/2035                                       --        --              1,000     1,002          1,000      1,002
California Statewide Communities Development
   Authority, Daughters of Charity Healthcare,
   Series A
   5.250%, 07/01/2030                                       --        --                100        93            100         93
California Statewide Communities Development
   Authority, Daughters of Charity Health,
   Series G
   5.250%, 07/01/2013                                      500       511                 --        --            500        511
California Statewide Communities Development
   Authority, Elder Care Alliance, Series A,
   Escrowed to Maturity
   7.250%, 11/15/2011 (a)                                  355       380                180       193            535        573
California Statewide Communities Development
   Authority, Henry Mayo Newhall Memorial
   Hospital (CMI)
   5.000%, 10/01/2020                                      500       504                 --        --            500        504
   5.000%, 10/01/2027                                       --        --                400       394            400        394

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
California Statewide Communities Development
   Authority, Henry Mayo Newhall Memorial,
   Series B (AMBAC) (CMI)
   5.200%, 10/01/2037                                       --        --                500       489            500        489
California Statewide Communities Development
   Authority, Jewish Home (CMI)
   4.500%, 11/15/2019                                       --        --                560       536            560        536
   5.000%, 11/15/2037                                       --        --                500       468            500        468
California Statewide Communities Development
   Authority, Kaiser Permanente, Series C,
   Mandatory Put 06/01/2012 @ 100
   3.850%, 11/01/2029                                    1,000       995                 --        --          1,000        995
California Statewide Communities Development
   Authority, Redlands Community Hospital,
   Series A (RAAI)
   5.000%, 04/01/2015                                       --        --                500       507            500        507
California Statewide Communities Development
   Authority, St. Joseph, Series B (FGIC)
   5.500%, 07/01/2027                                      250       254                850       865          1,100      1,119
California Statewide Communities Development
   Authority, St. Joseph, Series C (FGIC)
   5.500%, 07/01/2027                                      500       509                 --        --            500        509
Loma Linda University Medical Center,
   Hospital Revenue, Series A
   5.000%, 12/01/2015                                      600       609                400       406          1,000      1,015
Marysville Hospital, Fremont Rideout Health
   Project, Series A (AMBAC)
   5.000%, 01/01/2010                                      500       514                 --        --            500        514
Puerto Rico Industrial, Tourist, Educational,
   Medical & Environmental Control
   Facilities, Hospital de la Concepcion,
   Series A
   5.500%, 11/15/2009                                      650       671                 --        --            650        671
Sierra View Health Care District
   5.250%, 07/01/2024                                      500       488                500       488          1,000        976
   5.300%, 07/01/2026                                       --        --              1,000       973          1,000        973
Turlock California Health Facilities Revenue,
   Emanuel Medical Center
   5.000%, 10/15/2024                                      700       636                300       272          1,000        908
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         9,730     9,779              8,300     8,156         18,030     17,935
                                                    ----------   -------         ----------   -------     ----------   --------
HOUSING - 2.7%
Aztec Shops, California State Auxiliary
   Organization, San Diego State University
   5.400%, 09/01/2011                                    1,035     1,064                 --        --          1,035      1,064
California State Department of Veterans
   Affairs, Series C (AMT)
   5.500%, 12/01/2019                                       --        --                180       182            180        182

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
California Rural Home Mortgage Finance
   Authority, Single Family Mortgage, Series
   B (AMT) (FNMA) (GNMA)
   5.650%, 06/01/2010                                       --        --                  5         5              5          5
California Rural Home Mortgage Finance
   Authority, Single Family Mortgage, Series
   D (AMT) (FNMA) (GNMA)
   5.250%, 06/01/2010                                        5         5                 --        --              5          5
California Statewide Communities Development
   Authority, Equity Residential, Series B,
   Mandatory Put 06/15/2009 @ 100
   5.200%, 12/01/2029                                      500       500                 --        --            500        500
Ventura County Area Housing Authority, Mira
   Vista Senior Apartments, Series A (AMBAC)
   (AMT)
   5.150%, 12/01/2031                                       --        --              1,000       961          1,000        961
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         1,540     1,569              1,185     1,148          2,725      2,717
                                                    ----------   -------         ----------   -------     ----------   --------
LEASE REVENUE - 7.7%
Apple Valley Public Financing Authority,
   Lease Revenue, Town Hall Annex Project,
   Series A (AMBAC)
   4.500%, 09/01/2017                                      535       538                 --        --            535        538
   5.000%, 09/01/2027                                       --        --                500       491            500        491
California State Public Works Board,
   California Community Colleges, Series A
   4.875%, 12/01/2018                                      200       203                 --        --            200        203
California State Public Works Board,
   California Community Colleges, Series B
   5.500%, 06/01/2019                                       --        --              1,035     1,098          1,035      1,098
California State Public Works Board,
   Department of Corrections &
   Rehabilitation, Series F (FGIC)
   5.000%, 11/01/2016                                    1,500     1,574                 --        --          1,500      1,574
California State Public Works Board,
   Department of Health Services, Series A
   (MBIA)
   5.200%, 11/01/2012                                      500       515                 --        --            500        515
California State Public Works Board,
   Department of Mental Health, Series A
   5.500%, 06/01/2016                                      540       584                 --        --            540        584
Golden State Tobacco Securitization
   Corporation, California Tobacco
   Settlement, Convertible CABs, Series A
   (FSA)
   0.000% through 06/01/2010, thereafter
   4.550%, 06/01/2022 (c)                                  150       125              1,750     1,466          1,900      1,591
Los Angeles Community Redevelopment Agency,
   Lease Revenue, Manchester Social Services
   Project (AMBAC)
   5.000%, 09/01/2016                                    1,200     1,255                 --        --          1,200      1,255
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         4,625     4,794              3,285     3,055          7,910      7,849
                                                    ----------   -------         ----------   -------     ----------   --------
MISCELLANEOUS -5.1%
California Infrastructure & Economic
   Development, Salvation Army Western
   (AMBAC)

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   4.000%, 09/01/2018                                    1,000       973                 --        --          1,000        973
California Infrastructure & Economic
   Development Bank, Walt Disney Family
   Museum
   5.250%, 02/01/2033                                       --        --                200       201            200        201
Golden West Schools Financing Authority,
   Series A (MBIA)
   5.700%, 02/01/2013                                      720       788                 --        --            720        788
   5.750%, 02/01/2014                                      520       576                250       277            770        853
   5.800%, 08/01/2022                                       --        --                320       366            320        366
   5.800%, 08/01/2023                                       --        --                345       395            345        395
Golden West Schools Financing Authority,
   Series A, Zero Coupon Bond (MBIA)
   4.017%, 02/01/2012 (d)                                  535       464                 --        --            535        464
Sacramento City Financing Authority,
   Pre-refunded 06/01/2010 @ 101
   5.400%, 06/01/2018 (b)                                   --        --                455       483            455        483
   5.500%, 06/01/2023 (b)                                   --        --                645       687            645        687
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         2,775     2,801              2,215     2,409          4,990      5,210
                                                    ----------   -------         ----------   -------     ----------   --------
RECREATIONAL FACILITY AUTHORITY - 1.3%
California Infrastructure & Economic
   Development, Performing Arts Center
   4.000%, 12/01/2015                                      220       221                 --        --            220        221
California State University Fresno
   Association, Auxiliary Organization Event
   Center, Pre-refunded 07/01/2012 @ 101
   6.000%, 07/01/2022 (b)                                  500       555                500       555          1,000      1,110
                                                    ----------   -------         ----------   -------     ----------   --------
                                                           720       776                500       555          1,220      1,331
                                                    ----------   -------         ----------   -------     ----------   --------
TAX REVENUE - 10.6%
Antioch Area Public Facilities Financing
   Agency, Special Tax, Community Facilities
   District #1989-1 (AMBAC)
   4.000%, 08/01/2018                                    1,000       970                 --        --          1,000        970
Corona Redevelopment Agency, Tax Allocation,
   Temescal Canyon Project Area, Series A
   (AGTY)
   4.125%, 11/01/2017                                      205       207                 --        --            205        207
Fortuna Public Financing Authority (AGTY)
   5.000%, 11/01/2038                                       --        --                500       501            500        501
Grass Valley Community Redevelopment Agency,
   Tax Allocation
   6.400%, 12/01/2034                                       --        --                400       411            400        411
Long Beach Community Facilities District #5,
   Towne Center Special Tax,
   Pre-refunded 10/01/2008 @ 100
   6.100%, 10/01/2012 (b)                                  165       167                250       252            415        419
Los Angeles
   5.625%, 03/01/2019                                       --        --                200       209            200        209

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
Los Angeles County Community Facilities
   District #3, Special Tax, Series A (AMBAC)
   5.250%, 09/01/2018                                       --        --                715       738            715         738
Murrieta Community Facilities District #2,
   The Oaks Area
   5.750%, 09/01/2020                                      250       249                125       124            375         373
Norco, Special Tax, Community Facilities
   District #97-1 (AGTY)
   4.500%, 10/01/2016                                      260       270                 --        --            260         270
   4.875%, 10/01/2030                                       --        --                500       500            500         500
Palm Desert Financing Authority, Tax
   Allocation Revenue, Project Area #4,
   Series A (MBIA)
   4.750%, 10/01/2013                                      500       522                 --        --            500         522
   5.000%, 10/01/2029                                       --        --              1,000       986          1,000         986
Poway Unified School District, Special Tax,
   Community Facilities District #6-4
   5.000%, 09/01/2023                                      400       384                250       240            650         624
Rancho Cucamonga Redevelopment Agency,
   Series A (MBIA)
   4.125%, 09/01/2018                                      310       301                 --        --            310         301
   5.000%, 09/01/2034                                       --        --                500       487            500         487
San Bernardino Redevelopment Agency, Tax
   Allocation Revenue, San Sevaine
   Redevelopment Project, Series A (RAAI)
   5.000%, 09/01/2016                                      500       499                350       350            850         849
San Francisco City & County Redevelopment
   Financing Authority, Tax Allocation
   Revenue, Mission Bay North Redevelopment
   Project, Series B (RAAI)
   4.000%, 08/01/2012                                      295       291                 --        --            295         291
   4.100%, 08/01/2014                                      325       316                 --        --            325         316
   4.250%, 08/01/2016                                      250       239                 --        --            250         239
   4.375%, 08/01/2018                                       --        --                380       357            380         357
Sand City Redevelopment Agency Tax Allocation
   Revenue, Series A (AGTY)
   4.000%, 11/01/2019                                      315       313                 --        --            315         313
Soledad Redevelopment Agency, Tax Allocation
   Revenue, Series A (XLCA)
   4.500%, 12/01/2016                                      205       206                 --        --            205         206
South Tahoe Redevelopment Agency, Special
   Tax, Community Facilities District #2001-1
   4.400%, 10/01/2015                                       --        --                120       116            120         116
   4.500%, 10/01/2016                                       --        --                125       116            125         116
   4.600%, 10/01/2018                                      280       251                 --        --            280         251
Stockton Public Financing Revenue, Assessment
   Districts, Senior Lien, Series A (RAAI)
   4.375%, 09/02/2020                                       --        --                365       335            365         335
                                                    ----------   -------         ----------   -------

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
                                                         5,260     5,185              5,780     5,722         11,040      10,907
                                                    ----------   -------         ----------   -------     ----------   ---------
TRANSPORTATION-- 1.1%
Alameda Corridor Transportation Authority,
   Zero Coupon Bond (AMBAC)
   4.570%, 10/01/2014 (d)                                1,000       754                 --        --          1,000         754
Puerto Rico Commonwealth Highway &
   Transportation Authority, Series X (MBIA)
   5.500%, 07/01/2015                                       --        --                100       105            100         105
San Francisco Airport Commission, SFO Fuel
   Company (AMT) (FSA)
   5.625%, 01/01/2012                                       --        --                250       255            250         255
                                                    ----------   -------         ----------   -------     ----------   ---------
                                                         1,000       754                350       360          1,350       1,114
                                                    ----------   -------         ----------   -------     ----------   ---------
UTILITIES - 8.8%

Banning Water Utility Authority, Enterprise
   Revenue, Referendum and Improvement
   Projects (FGIC)
   5.000%, 11/01/2020                                    1,025     1,034                 --        --          1,025       1,034
Banning Water Utility Authority, Enterprise
   Revenue, Referendum and Improvement
   Projects (FGIC)
   5.000%, 11/01/2023                                       --        --              1,040     1,034          1,040       1,034
California Municipal Financial Authority,
   Solid Waste Disposal Revenue, Waste
   Management Incorporated Project, Mandatory
   Put 09/01/2009 @ 100 (AMT)
   4.100%, 09/01/2014                                      750       748                 --        --            750         748
California Pollution Control Financing
   Authority, Solid Waste Disposal Revenue,
   Waste Management Incorporated Project,
   Series A-2 (AMT)
   5.400%, 04/01/2025                                       --        --                500       461            500         461
California Pollution Control Financing
   Authority, Solid Waste Disposal Revenue,
   Waste Management Incorporated Project,
   Series B  (AMT)
   5.000%, 07/01/2027                                      250       217                250       217            500         434
California Statewide Communities Development
   Authority, Pollution Control Revenue,
   Southern California Edison Company,
   Series A, Mandatory Put 04/01/2013 @ 100
   (XLCA)
   4.100%, 04/01/2028                                      500       489                 --        --            500         489
California Statewide Communities Development
   Authority, Water Revenue, Series B (FSA)
   4.250%, 10/01/2017                                      285       289                 --        --            285         289
Chino Basin Regional Financing Authority,
   Inland Empire Utility Agency Sewer
   Project, Pre-refunded 11/01/2009 @ 101
   (MBIA)
   5.200%, 11/01/2011 (b)                                  405       425                 --        --            405         425
Compton Sewer Authority (IBC) (MBIA)
   5.375%, 09/01/2023                                       --        --              1,150     1,176          1,150       1,176
Imperial, Wastewater Treatment Facility
   (FGIC)
   5.000%, 10/15/2020                                    1,000     1,003                 --        --          1,000       1,003

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
Richmond Wastewater Systems, Pre-refunded
   08/01/2009 @ 102 (FGIC)
   5.200%, 08/01/2011 (b)                                  500       527                 --        --            500         527
Signal Hill, Water Revenue (MBIA)
   4.375%, 11/01/2018                                      345       346                 --        --            345         346
South Bayside Waste Management Authority
   (AMBAC)
   5.750%, 03/01/2020                                       --        --                150       155            150         155
Southern California Public Power Authority,
   Natural Gas Project Revenue, Project #1,
   Series A
   5.250%, 11/01/2020                                      500       500                 --        --            500         500
Whittier Utility Authority (MBIA)
   4.400%, 06/01/2017                                      305       311                 --        --            305         311
   4.500%, 06/01/2018                                       65        66                 --        --             65          66
                                                    ----------   -------         ----------   -------     ----------   ---------
                                                         5,930     5,955              3,090     3,043          9,020       8,998
                                                    ----------   -------         ----------   -------     ----------   ---------
TOTAL REVENUE BONDS                                     40,025    40,057             30,730    30,447         70,755      70,504
                                                    ----------   -------         ----------   -------     ----------   ---------
GENERAL OBLIGATIONS - 21.5%
Acalanes Unified High School District, Zero
   Coupon Bond, Pre-refunded 08/01/2010
   @ 70.92 (FGIC)
   3.024%, 08/01/2016 (b) (d)                               --        --                700       466            700         466
Alisal Union School District, Series C, Zero
   Coupon Bond (FGIC)
   2.619%, 08/01/2008 (d)                                  860       858                 --        --            860         858
Baldwin Park Unified School District Election
   of 2002, Zero Coupon Bond (AMBAC)
   5.354%, 08/01/2020 (d)                                1,000       528                 --        --          1,000         528
Bassett Unified School District Election of
   2006 (FSA)
   5.000%, 08/01/2027                                       --        --                500       516            500         516
Burlingame Elementary School District,
   Series A
   5.000%, 08/01/2032                                       --        --                255       259            255         259
California State
   5.000%, 02/01/2017                                    1,000     1,041                 --        --          1,000       1,041
   5.000%, 02/01/2024                                       --        --                700       710            700         710
   5.125%, 04/01/2024                                      500       509                 --        --            500         509
   4.500%, 08/01/2026                                       --        --                500       475            500         475
California State, Pre-refunded 10/01/2010 @
   100
   5.250%, 10/01/2019 (b)                                   --        --                 35        37             35          37
   5.250%, 10/01/2019 (b)                                   --        --                105       111            105         111
   5.250%, 10/01/2019 (b)                                   --        --                460       484            460         484
California State, Water Reservoir
   Development, Series Q
   4.750%, 03/01/2020                                      200       200                 --        --            200         200
Foothill-De Anza Community College District
   6.000%, 08/01/2011                                      300       321                 --        --            300         321
Fresno Unified School District, Series A
   (MBIA)
   6.050%, 08/01/2011                                      500       539                 --        --            500         539

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
Grant Joint Union High School District,
   Capital Appreciation, Election 2006, Zero
   Coupon Bond (FSA)
   5.272%, 08/01/2026 (d)                                  650       254                 --        --            650        254
Hemet Unified School District, 2006 Election,
   Series B (AGTY)
   5.000%, 08/01/2030                                       --        --                600       611            600        611
Jefferson Union High School District, San
   Mateo County, Series A (MBIA)
   6.250%, 02/01/2014                                      300       322                 --        --            300        322
   6.250%, 08/01/2020                                       --        --                460       504            460        504
Los Angeles Unified School District, Election
   2002, Series B (AMBAC)
   4.500%, 07/01/2025                                       --        --              1,925     1,850          1,925      1,850
Los Angeles Unified School District Election
   of 2005, Series C (AMBAC)
   5.000%, 07/01/2015                                    1,000     1,072                 --        --          1,000      1,072
Los Angeles Unified School District, Series
   A-1 (FSA)
   4.500%, 07/01/2024                                       --        --                225       222            225        222
Lucia Mar Unified School District (FGIC)
   5.250%, 08/01/2022                                       --        --                150       160            150        160
Oakland, Series A (MBIA)
   5.000%, 01/15/2026                                      185       187                250       253            435        440
Palm Springs Unified School District,
   Election 2004, Series B (FSA)
   4.750%, 08/01/2035                                       --        --              2,060     2,014          2,060      2,014
Pomona Unified School District, Series A
   (MBIA)
   6.150%, 08/01/2015                                      500       551                 --        --            500        551
   5.950%, 02/01/2017                                       --        --                855       908            855        908
Puerto Rico Commonwealth, Government
   Development, Series B
   5.000%, 12/01/2014                                       --        --                200       201            200        201
Puerto Rico Commonwealth, Series B (FSA)
   6.500%, 07/01/2015                                    1,000     1,145                 --        --          1,000      1,145
Puerto Rico Commonwealth, Series C-7 (MBIA)
   6.000%, 07/01/2027                                       --        --                250       261            250        261
Redondo Beach Unified School District,
   Election 2008, Series A
   4.250%, 08/01/2021                                      545       534                 --        --            545        534
Roseville Joint Union High School District,
   Election of 2004, Series B (FGIC)
   5.000%, 08/01/2018                                      550       579                 --        --            550        579
Roseville Joint Union High School District,
   Series E
   5.200%, 08/01/2020                                      600       621                 --        --            600        621
Sacramento Unified School District, Series A,
   Pre-refunded 07/01/2009 @ 102

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   5.750%, 07/01/2017 (b)                                   --        --                400       424            400        424
San Francisco City & County Unified School
   District, 2003 Election, Series C (MBIA)
   4.500%, 06/15/2026                                       --        --                500       472            500        472
San Mateo Unified High School District,
   Series B, Zero Coupon Bond (FGIC)
   4.757%, 09/01/2017 (d)                                1,000       650                 --        --          1,000        650
Upland Unified School District, Election
   2008, Series A (FSA)
   4.000%, 08/01/2020                                      150       146                 --        --            150        146
Walnut Valley Unified School District,
   Series A, Pre-refunded 08/01/2010 @ 102
   (FSA)
   5.000%, 08/01/2012 (b)                                  255       272                 --        --            255        272
West Covina Unified School District, Series A
   (MBIA)
   5.350%, 02/01/2020                                      770       782                 --        --            770        782
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL GENERAL OBLIGATIONS                               11,865    11,111             11,130    10,938         22,995     22,049
                                                    ----------   -------         ----------   -------     ----------   --------
CERTIFICATES OF PARTICIPATION - 4.0%
Escondido, Series A (FGIC)
   5.625%, 09/01/2020                                       --        --                140       146            140        146
Escondido, Series A, Pre-refunded 09/01/2010
   @ 101 (FGIC)
   5.625%, 09/01/2020 (b)                                   --        --                160       172            160        172
Grossmont Unified High School District,
   Pre-refunded 09/01/2008 @ 102 (FSA)
   5.400%, 09/01/2013 (b)                                  300       308                 --        --            300        308
Kern County Board of Education, Series A
   (MBIA)
   5.200%, 05/01/2012                                      325       334                 --        --            325        334
Los Angeles County Schools, Regionalized
   Business Services Financing Project,
   Series A
   5.000%, 09/01/2008                                      200       201                 --        --            200        201
Los Angeles, Sonnenblick del Rio Senior Lien
   (AMBAC)
   6.000%, 11/01/2019                                       --        --                330       350            330        350
Los Angeles, Sonnenblick Del Rio, West Los
   Angeles (AMBAC)
   5.375%, 11/01/2010                                      305       314                 --        --            305        314
Poway California (AMBAC)
   4.500%, 08/01/2016                                      585       594                 --        --            585        594
Ramona Unified School District, Convertible
   CABs (FGIC)
   0.000% through 05/01/2012, thereafter
   5.000%, 05/01/2032 (c)                                   --        --                500       405            500        405
Ridgecrest Civic Center Project, Pre-refunded
   03/01/2009 @ 101
   6.250%, 03/01/2021 (b)                                   --        --                250       260            250        260

First American California Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                California Intermediate Tax   California Tax Free Fund,         Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
Roseville Water Utility (MBIA)
   4.750%, 12/01/2023                                       --        --                750       752            750        752
Travis Unified School District (FGIC)
   4.500%, 09/01/2016                                      300       301                 --        --            300        301
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL CERTIFICATES OF PARTICIPATION                      2,015     2,052              2,130     2,085          4,145      4,137
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL MUNICIPAL BONDS
   (COST $53,161 AND $43,721, RESPECTIVELY)             53,905    53,220             43,990    43,470         97,895     96,690
                                                    ----------   -------         ----------   -------     ----------   --------
SHORT-TERM INVESTMENT - 4.6%
Blackrock Liquidity Funds
   (COST $3,525 AND $1,157, RESPECTIVELY)            3,524,936     3,525          1,156,683     1,157      4,681,619      4,682
                                                                 -------                      -------                  --------
TOTAL INVESTMENTS - 99.0%
(COST $56,686 AND $44,878, RESPECTIVELY)                          56,745                       44,627                   101,372
                                                                 -------                      -------                  --------
OTHER ASSETS AND LIABILITIES, NET - 1.0%                             642                          414                     1,056
                                                                 -------                      -------                  --------
TOTAL NET ASSETS - 100.0%                                        $57,387                      $45,041                  $102,428
                                                                 =======                      =======                  ========



(a) Escrowed to Maturity issues are typically backed by U.S. government obligations. If callable, these bonds may still be subject to call prior to maturity.



(b) Pre-refunded issues are typically backed by U.S. government obligations, which ensure the timely payment of principal and interest. These bonds mature at the call date and price indicated.



(c) Convertible Capital Appreciation Bonds (Convertible CABs) - These bonds initially pay no interest but accrete in value from the date of issuance through the conversion date, at which time the bonds start to accrue and pay interest on a semiannual basis until final maturity.



(d) Zero coupon bonds make no periodic interest payments, but are issued at deep discounts from par value. The rate shown is the effective yield as of June 30, 2008.


AGTY - Assured Guaranty

AMBAC - American Municipal Bond Assurance Corporation

AMT - Alternative Minimum Tax. As of June 30, 2008, the aggregate market value of securities subject to the AMT was $3,051, which represents 3.0% of total net assets.

CMI - California Mortgage Insurance Program

FGIC - Financial Guaranty Insurance Corporation

FNMA - Federal National Mortgage Association

FSA - Financial Security Assurance

GNMA - Government National Mortgage Association

MBIA - Municipal Bond Insurance Association

RAAI - Radian Asset Assurance Inc.

The accompanying notes are an integral part of the unaudited pro forma financial statements.

FIRST AMERICAN CALIFORNIA TAX FREE FUND
FIRST AMERICAN CALIFORNIA INTERMEDIATE TAX FREE FUND
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
JUNE 30, 2008 (000'S OMITTED)

1.   Basis of Combination

     The accompanying Unaudited Pro Forma Combined Financial Statements, including the Statements of Assets and Liabilities, Statements of Operations, and Schedule of Investments (collectively, "Unaudited Pro Forma Financial Statements") reflect the accounts of California Tax Free Fund (the "acquiring fund") and California Intermediate Tax Free Fund (the "acquired fund"), each a series of First American Investment Funds, Inc. The Statements of Assets and Liabilities and Schedule of Investments reflect fund information as if the proposed reorganization occurred as of June 30, 2008. The Statement of Operations reflects fund information as if the proposed reorganization was in effect for the twelve month period ended June 30, 2008. The Unaudited Pro Forma Financial Statements have been derived from books and records utilized in calculating daily net asset values of California Tax Free Fund and California Intermediate Tax Free Fund at June 30, 2008.

     The Plan of Reorganization provides that at the time the reorganization becomes effective (the "Effective Time of the Reorganization") substantially all of the assets and liabilities of the acquired fund will become assets and liabilities of the acquiring fund. In exchange for the transfer of assets and liabilities, the acquiring fund will issue to the acquired fund full and fractional shares of the designated share classes of the acquiring fund, and the acquired fund will make a liquidating distribution of such shares to its shareholders. The number of shares of the acquiring fund so issued will be in equal value to the full and fractional shares of the acquired fund that are outstanding immediately prior to the Effective Time of the Reorganization. At and after the Effective Time of the Reorganization, all debts, liabilities and obligations of the acquired fund will attach to the acquiring fund and may thereafter be enforced against the acquiring fund to the same extent as if the acquiring fund had incurred them. The Unaudited Pro Forma Financial Statements give effect to the proposed transfer described above.

     The Unaudited Pro Forma Financial Statements reflect the combined results of operations of the acquired and acquiring funds. However, should such reorganization be effected, the Statements of Operations of the acquiring fund will not be restated for pre-combination period results of the acquired fund. The Unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2.   Service Providers

     FAF Advisors, Inc. (the "Advisor"), a subsidiary of U.S. Bank National Association ("U.S. Bank"), will serve as the combined fund's investment advisor and administrator. U.S. Bancorp Fund Services, LLC ("USBFS") will serve as sub-administrator and transfer agent to the fund. U.S. Bank will serve as the custodian to the fund.

3.   Share Classes and Fees

     The acquiring fund has Class A, Class C, and Class Y shares, which have identical voting, dividend, liquidation, and other rights, and the same terms and conditions, except that certain fees and expenses, including distribution and shareholder servicing fees, may differ among classes. Each class has exclusive voting rights on any matters relating to that class' servicing or distribution arrangements. Class A shares of California Intermediate Tax Free Fund are sold with a maximum front-end sales charge of 2.25% and Class A shares of California Tax Free Fund are sold with a maximum front-end sales charge of 4.25%. Class C shares, offered only by California Tax Free Fund, may be subject to a contingent deferred sales charge of 1.00% for 12 months. Class Y shares of both Funds have no sales charge and are offered only to qualifying institutional investors and certain other qualifying accounts. More information on the classes of shares offered can be found in the Proxy Statement/Prospectus.

     The investment advisory fees and distribution fees (less any fee waivers or expense reimbursements in effect during the period) have been charged to the combined Fund based on the fee schedule in effect for California Tax Free Fund at the combined level of average net assets for the periods ended June 30, 2008. The Advisor has contractually agreed to waive fees and reimburse expenses during the current fiscal year so that total fund operating expenses do not exceed 0.65%, 1.15% and 0.50%, respectively, for Class A, Class C and Class Y shares. The Advisor has also contractually agreed, in addition to other fee waivers and expense reimbursements, to reimburse an amount of Class A share 12b-1 fees equal to 0.10% of average daily net assets for California Tax Free Fund through October 31, 2009. These fee waivers may be terminated at any time after October 31, 2009, at the discretion of the Advisor.

4.   Unaudited Pro Forma Adjustments and Unaudited Pro Forma Combined Columns

     The Unaudited Pro Forma Combined Statements of Operations assume similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of each Fund's gross investment income. Unaudited Pro Forma operating expenses include the actual expenses of the Funds adjusted to reflect the expected expenses of the combined entity.

5.   Portfolio Valuation, Securities Transactions and Related Income

     Securities are valued at market value. Short-term investments maturing in 60 days or less are valued at amortized cost, which approximates market value. For financial reporting purposes, security transactions are accounted for on a trade date basis. Net realized gains or losses from sales of securities are determined by comparing the net sale proceeds to an identified cost basis. Interest income, including amortization of bond premium and discount, and expenses are recorded on an accrual basis.

6.   Capital Shares

     The Unaudited Pro Forma net asset values per share assume the issuance of Class A and Y shares of the California Tax Free Fund which would have been issued at June 30, 2008 in connection with the proposed Reorganization. Shareholders of the California Intermediate Tax Free Fund would receive Class A and Class Y shares of the California Tax Free Fund based on conversion ratios determined on June 30, 2008. The conversion ratios are calculated by dividing the net asset value of the California Intermediate Tax Free Fund by the net asset value per share of the respective class of the California Tax Free Fund.

7.   Merger Costs

     All costs associated with the Reorganization will be paid by the Advisor.

First American Colorado Tax Free Fund
Unaudited Pro Forma Statements of ASSETS AND LIABILITIES
June 30, 2008, all dollars and shares are rounded to thousands (000), except per share data


                                             Colorado
                                         Intermediate Tax    Colorado Tax     Unaudited    Unaudited
                                            Free Fund,        Free Fund,      Pro Forma    Pro Forma
                                           Acquired Fund    Acquiring Fund   Adjustments    Combined
                                         ----------------   --------------   -----------   ---------
Unaffiliated investments, at cost             $49,011           $23,232          $ --       $72,243
Affiliated money market fund, at cost             916             1,844            --         2,760
ASSETS:
Unaffiliated investments, at value            $49,530           $23,091          $ --       $72,621
Affiliated money market fund, at value            916             1,844            --         2,760
Receivable for dividends and interest             345               175            --           520
Receivable for capital shares sold                  1                 4            --             5
Receivable from advisor                            --                14            --            14
Prepaid expenses and other assets                   2                 2            --             4
                                              -------           -------          ----       -------
Total assets                                   50,794            25,130            --        75,924
                                              =======           =======          ====       =======
LIABILITIES:
Bank overdraft                                      1                --            --             1
Dividends payable                                 150                62            --           212
Payable for investments purchased                 259               259            --           518
Payable for capital shares redeemed               201               200            --           401
Payable to affiliates                              24                17            --            41
Payable for distribution and
   shareholder servicing fees                       1                 3            --             4
Accrued expenses and other liabilities             26                26            --            52
                                              -------           -------          ----       -------
Total liabilities                                 662               567            --         1,229
                                              -------           -------          ----       -------
Net assets                                     50,132            24,563            --        74,695
                                              =======           =======          ====       =======
COMPOSITION OF NET ASSETS:
Portfolio capital                              49,492            24,548            --        74,040
Undistributed net investment income                 5                15            --            20
Accumulated net realized gain on
   investments                                    116               141            --           257
Net unrealized appreciation
   (depreciation) of investments                  519              (141)           --           378
                                              -------           -------          ----       -------
Net assets                                    $50,132           $24,563          $ --       $74,695
                                              =======           =======          ====       =======
Class A:
Net assets                                    $ 6,199           $ 5,815          $ --       $12,014
Shares issued and outstanding (1)                 609               566            (6)        1,169
Net asset value and redemption price
   per share                                  $ 10.19           $ 10.28          $ --       $ 10.28
Maximum offering price per share (2)          $ 10.42           $ 10.74          $ --       $ 10.74
Class C:
Net assets                                    $   N/A           $ 2,859          $ --       $ 2,859
Shares issued and outstanding (1)                 N/A               279            --           279
Net asset value, offering price, and
   redemption price per share (3)             $   N/A           $ 10.26          $ --       $ 10.26
Class Y:
Net assets                                    $43,933           $15,889          $ --       $59,822

First American Colorado Tax Free Fund
Unaudited Pro Forma Statements of ASSETS AND LIABILITIES
June 30, 2008, all dollars and shares are rounded to thousands (000), except per share data


                                             Colorado
                                         Intermediate Tax    Colorado Tax     Unaudited    Unaudited
                                            Free Fund,        Free Fund,      Pro Forma    Pro Forma
                                           Acquired Fund    Acquiring Fund   Adjustments    Combined
                                         ----------------   --------------   -----------   ---------
Shares issued and outstanding (1)               4,324             1,543           (55)        5,812
Net asset value, offering price, and
   redemption price per share                  $10.16            $10.29          $ --        $10.29


1    $0.0001 par value - 2 billion authorized for each class

2 The offering price is calculated by dividing the net asset value by 1 minus the maximum sales charge

3    Class C has a contingent deferred sales charge.

The accompanying notes are an integral part of the unaudited pro forma financial statements.

First American Colorado Tax Free Fund
Unaudited Pro Forma Statement of OPERATIONS
For the Year Ended June 30, 2008, all dollars are rounded to thousands (000)


                                             Colorado
                                         Intermediate Tax    Colorado Tax     Unaudited    Unaudited
                                            Free Fund,        Free Fund,      Pro Forma    Pro Forma
                                           Acquired Fund    Acquiring Fund   Adjustments    Combined
                                         ----------------   --------------   -----------   ---------
INVESTMENT INCOME:
Interest from unaffiliated investments        $2,200            $1,163          $  --       $ 3,363
Dividends from affiliated money market
   fund                                           21                17             --            38
                                              ------            ------          -----       -------
Total investment income                        2,221             1,180             --         3,401
EXPENSES:
Investment advisory fees                         234               115             --           349
Administration fees                              110                57             (6)A         161
Transfer agent fees                               60                83            (59)B          84
Custodian fees                                     3                 2             --             5
Legal fees                                        13                13            (11)C          15
Audit fees                                        33                33            (33)D          33
Registration fees                                  5                 6             (5)E           6
Postage and printing fees                          3                 2             --             5
Directors' fees                                   26                27            (23)F          30
Other expenses                                    16                16            (16)G          16
Distribution and shareholder servicing
   fees -- Class A                                15                17             --            32
Distribution and shareholder servicing
   fees -- Class C                                --                18             --            18
                                              ------            ------          -----       -------
Total expenses                                   518               389           (153)          754
Less: Fee waivers                               (182)             (240)            66H         (356)
Less: Indirect payments from custodian            --                --             --            --
                                              ------            ------          -----       -------
Total net expenses                               336               149            (87)          398
                                              ------            ------          -----       -------
Investment income - net                       $1,885            $1,031          $  87       $ 3,003
REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS-NET:
Net realized gain (loss) on
   investments                                $  116            $  144          $  --       $   260
Net change in unrealized appreciation
   or depreciation of investments               (552)             (802)            --        (1,354)
                                              ------            ------          -----       -------
Net gain (loss) on investments                  (436)             (658)            --        (1,094)
                                              ------            ------          -----       -------
Net increase in net assets resulting
   from operations                            $1,449            $  373          $  87       $ 1,909
                                              ======            ======          =====       =======


A    To reflect a reduction in administration fees due to the merger.

B    To reflect a reduction in transfer agent fees due to the merger.

C    To reflect a reduction in legal fees due to the merger.

D    To reflect a reduction in audit fees due to the merger.

E    To reflect a reduction in registration fees due to the merger.

F    To reflect a reduction in Directors' compensation due to the merger.

G    To reflect a reduction in other expenses due to the merger.

H To adjust the expense reimbursement to reflect the net reduction in fees resulting from the merger per the agreement by FAF Advisors, Inc. and its affiliates to waive fees and reimburse other fund expenses following the merger.

The accompanying notes are an integral part of the unaudited pro forma financial statements.

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                Colorado Intermediate Tax   Colorado Tax Free Fund,          Unaudited
                                                 Free Fund, Acquired Fund        Acquiring Fund         Pro Forma Combined
                                                -------------------------   -----------------------   ----------------------
                                                      PAR/                       PAR/                     PAR/
DESCRIPTION                                          SHARES      VALUE          SHARES      VALUE        SHARES       VALUE
-----------                                        ----------   -------       ----------   -------     ----------   --------
MUNICIPAL BONDS - 97.2%
REVENUE BONDS - 76.4%
CONTINUING CARE RETIREMENT COMMUNITIES - 2.2%
Colorado State Health Facilities Authority,
   Christian Living Communities Project,
   Series A
   5.250%, 01/01/2014                              $      250   $   241       $       --   $    --     $      250   $    241
   5.750%, 01/01/2026                                      --        --              100        91            100         91
Colorado State Health Facilities Authority,
   Covenant Retirement Communities
   5.000%, 12/01/2016                                     500       494               --        --            500        494
   5.250%, 12/01/2025                                      --        --              200       185            200        185
Colorado State Health Facilities Authority,
   Covenant Retirement Communities, Series B
   6.125%, 12/01/2033                                      --        --              350       347            350        347
Illinois Finance Authority, Franciscan
   Communities, Series A
   5.500%, 05/15/2037                                      --        --              225       189            225        189
Illinois Finance Authority, Three Crowns Park
   Plaza, Series A
   5.875%, 02/15/2026                                      --        --              100        91            100         91
                                                   ----------   -------       ----------   -------     ----------   --------
                                                          750       735              975       903          1,725      1,638
                                                   ----------   -------       ----------   -------     ----------   --------
EDUCATION - 12.1%
Anderson, Indiana, Economic Development
   Revenue, Anderson University Project
   5.000%, 10/01/2032                                      --        --              350       299            350        299
Colorado Educational & Cultural Facilities
   Authority, Academy Charter School Project,
   Series A (SMO)
   4.625%, 12/15/2028                                      --        --              330       309            330        309
Colorado Educational & Cultural Facilities
   Authority, Ave Maria School Project (RAAI)
   4.750%, 12/01/2014                                     220       221               --        --            220        221
   4.750%, 12/01/2015                                     230       229               --        --            230        229
   4.850%, 12/01/2025                                      --        --              250       236            250        236
Colorado Educational & Cultural Facilities
   Authority, Ave Maria School Project,
   Pre-refunded 12/01/2010 @ 100 (RAAI)
   6.000%, 12/01/2016 (a)                                  --        --              200       215            200        215
Colorado Educational & Cultural Facilities
   Authority, Charter School, James Irwin
   Foundation (CIFG) (STAID)
   5.000%, 08/01/2027                                      --        --              250       245            250        245
Colorado Educational & Cultural Facilities
   Authority, Cheyenne Mountain Charter
   School, Series A (SMO)
   5.000%, 06/15/2018                                     240       244               --        --            240        244
   5.000%, 06/15/2019                                     255       258               --        --            255        258
   5.000%, 06/15/2020                                     265       266               --        --            265        266
   5.250%, 06/15/2029                                      --        --              500       500            500        500
Colorado Educational & Cultural Facilities
   Authority, Northwest Nazarene
   4.500%, 11/01/2015                                     450       435              240       232            690        667

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                Colorado Intermediate Tax   Colorado Tax Free Fund,         Unaudited
                                                 Free Fund, Acquired Fund       Acquiring Fund          Pro Forma Combined
                                                -------------------------   -----------------------   ----------------------
                                                      PAR/                       PAR/                     PAR/
DESCRIPTION                                          SHARES      VALUE          SHARES      VALUE        SHARES       VALUE
-----------                                        ----------   -------       ----------   -------     ----------   --------
Colorado Educational & Cultural Facilities
   Authority, Northwest Nazarene,
   Pre-refunded 11/01/2010 @ 102
   4.500%, 11/01/2015 (a)                                 100       105               60        63            160        168
Colorado State Board of Governors University
   Enterprise System Revenue, Series B (FGIC)
   4.250%, 03/01/2017                                     500       495               --        --            500        495
Colorado State Educational & Cultural
   Facilities Authority, Bromley East Charter
   School Project, Escrowed to Maturity
   6.250%, 09/15/2011 (b)                                 230       241               --        --            230        241
Colorado State Educational & Cultural
   Facilities Authority, Classical Academy
   Charter School Project, Escrowed to
   Maturity
   6.375%, 12/01/2011 (b)                                 495       524              350       371            845        895
Colorado State Educational & Cultural
   Facilities Authority, Core Knowledge
   Charter School, Pre-refunded 11/01/2009
   @ 100
   6.850%, 11/01/2016 (a)                                 440       466               --        --            440        466
Colorado State Educational & Cultural
   Facilities Authority, Front Range
   Christian School Project (LOC: Evangelical
   Christian, Wescorp Credit Union)
   4.500%, 04/01/2018                                     225       224               --        --            225        224
   4.500%, 04/01/2019                                     240       237               --        --            240        237
   5.000%, 04/01/2037                                      --        --              750       712            750        712
Fort Lewis College Board, Trustees Enterprise
   Revenue, Series A (FGIC)
   4.375%, 10/01/2020                                      --        --              100        96            100         96
Fort Lewis College Board, Trustees Enterprise
   Revenue, Series B-1 (FGIC)
   4.250%, 10/01/2019                                     625       603               --        --            625        603
   4.375%, 10/01/2020                                     725       699               --        --            725        699
University of Colorado Enterprise System
   Revenue, University of Colorado Regents
   (MBIA)
   5.000%, 06/01/2032                                      --        --              500       504            500        504
                                                   ----------   -------       ----------   -------     ----------   --------
                                                        5,240     5,247            3,880     3,782          9,120      9,029
                                                   ----------   -------       ----------   -------     ----------   --------
HEALTHCARE - 23.2%
Aspen Valley Hospital
   4.375%, 10/15/2014                                     560       549               --        --            560        549
Boulder County Longmont United Hospital
   Project (RAAI)
   5.300%, 12/01/2010                                      --        --              330       340            330        340
Colorado Health Facilities Revenue, Valley
   View Hospital Association
   5.500%, 05/15/2028                                      --        --              400       391            400        391
Colorado Health Facilities, Class B
   5.250%, 03/01/2036                                      --        --            1,000     1,010          1,000      1,010
Colorado Health Facilities, Parkview Medical
   Center Project, Series B
   5.000%, 09/01/2029                                      --        --              355       334            355        334
Colorado Springs Hospital Revenue, Series B
   (AMBAC)
   6.500%, 12/15/2024 (c)                                 700       700              350       350          1,050      1,050
Colorado State Health Facilities Authority,
   Adventist Health, Sunbelt, Series E
   5.000%, 11/15/2012                                     500       517               --        --            500        517
Colorado State Health Facilities Authority,
   Boulder Hospital (MBIA)
   5.000%, 10/01/2010                                     500       520               --        --            500        520

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                Colorado Intermediate Tax   Colorado Tax Free Fund,         Unaudited
                                                 Free Fund, Acquired Fund       Acquiring Fund          Pro Forma Combined
                                                -------------------------   -----------------------   ----------------------
                                                      PAR/                       PAR/                     PAR/
DESCRIPTION                                          SHARES      VALUE          SHARES      VALUE        SHARES       VALUE
-----------                                        ----------   -------       ----------   -------     ----------   --------
Colorado State Health Facilities Authority,
   Evangelical Lutheran, Series A
   5.250%, 06/01/2034                                      --        --              230       215            230        215
Colorado State Health Facilities Authority,
   Evangelical Lutheran, Unrefunded
   6.900%, 12/01/2025                                     135       143               60        63            195        206
Colorado State Health Facilities Authority,
   Evangelical Lutheran, Pre-refunded
   12/01/2010 @ 102
   6.900%, 12/01/2025 (a)                                 215       239               90       100            305        339
Colorado State Health Facilities Authority,
   Evangelical Lutheran Project
   5.000%, 06/01/2016                                     250       253              100       101            350        354
Colorado State Health Facilities Authority,
   Health & Residential Care Facilities,
   Volunteers of America, Series A
   5.000%, 07/01/2015                                     500       478               --        --            500        478
   5.250%, 07/01/2027                                      --        --              300       260            300        260
Colorado State Health Facilities Authority,
   Longmont United Hospital, Series B (RAAI)
   5.250%, 12/01/2013                                     860       885               --        --            860        885
   4.625%, 12/01/2024                                      --        --              325       298            325        298
Colorado State Health Facilities Authority,
   National Jewish Medical & Research Center
   Project
   5.375%, 01/01/2016                                     700       701              300       301          1,000      1,002
Colorado State Health Facilities Authority,
   Parkview Medical Center
   5.750%, 09/01/2008                                     250       251               --        --            250        251
Colorado State Health Facilities Authority,
   Parkview Medical Center, Escrowed to
   Maturity
   5.500%, 09/01/2009 (b)                                 500       519               --        --            500        519
   5.600%, 09/01/2011 (b)                                  --        --              300       322            300        322
Colorado State Health Facilities Authority,
   Parkview Medical Center Project, Series B
   5.000%, 09/01/2018                                     500       499               --        --            500        499
Colorado State Health Facilities Authority,
   Portercare Adventist Project, Pre-refunded
   11/15/2011 @ 101
   6.500%, 11/15/2023 (a)                                  --        --              600       668            600        668
Colorado State Health Facilities Authority,
   Poudre Valley Health Care, Series F
   5.000%, 03/01/2025                                      --        --              350       329            350        329
Colorado State Health Facilities Authority,
   The Devereux Foundation (RAAI)
   4.200%, 11/01/2013                                      80        78               --        --             80         78
Colorado State Health Facilities Authority,
   Vail Valley Medical Center Project
   5.000%, 01/15/2013                                     300       306               --        --            300        306
   5.000%, 01/15/2020                                      --        --              250       244            250        244
   5.750%, 01/15/2022                                     800       810               --        --            800        810
   5.800%, 01/15/2027                                      --        --              500       505            500        505
Colorado State Health Facilities Authority,
   Valley View Hospital Association Project,
   Series A (RAAI)
   5.000%, 05/15/2012                                     165       168               --        --            165        168

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                 Colorado Intermediate Tax     Colorado Tax Free Fund,          Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   5.000%, 05/15/2013                                      500       508                 --        --            500        508
Colorado State Health Facilities Authority,
   Yampa Valley Medical Center Project
   5.000%, 09/15/2013                                      410       411                 --        --            410        411
Delta County Memorial Hospital District
   5.350%, 09/01/2017                                      500       500                220       220            720        720
Denver Health & Hospital Authority,
   Healthcare Revenue, Series A
   4.750%, 12/01/2027                                       --        --                250       219            250        219
Halifax Medical Center, Hospital Revenue,
   Series A
   5.000%, 06/01/2038                                       --        --                325       281            325        281
Iowa Finance Authority, Health Facilities
   Revenue, Care Initiatives Project,
   Series A
   5.000%, 07/01/2020                                       --        --                100        88            100         88
La Junta County Hospital, Arkansas Valley
   Regional Medical Center Project
   5.500%, 04/01/2009                                      355       360                 --        --            355        360
   6.100%, 04/01/2024                                       --        --                100       101            100        101
Montrose Memorial Hospital
   5.300%, 12/01/2013                                      260       264                 --        --            260        264
   5.450%, 12/01/2014                                      390       398                 --        --            390        398
   6.375%, 12/01/2023                                       --        --                130       135            130        135
New Hampshire Health & Educational Facilities
   Authority, The Memorial Hospital
   5.250%, 06/01/2036                                       --        --                100        88            100         88
University of Colorado Hospital Authority,
   Pre-refunded 11/15/2011 @ 100
   5.000%, 11/15/2014 (a)                                  300       316                 --        --            300        316
                                                    ----------   -------         ----------   -------     ----------   --------
                                                        10,230    10,373              7,065     6,963         17,295     17,336
                                                    ----------   -------         ----------   -------     ----------   --------
HOUSING - 2.9%
Colorado State Housing & Finance Authority,
   Multifamily Project, Class I, Series B-4
   5.900%, 04/01/2031                                       --        --                100       102            100        102
Colorado State Housing & Finance Authority,
   Series E-2 (AMT)
   7.000%, 02/01/2030                                       --        --                 40        42             40         42
Colorado State Housing & Finance Authority,
   Single Family Housing Program, Series
   B-2 (AMT)
   7.100%, 04/01/2017                                       --        --                 20        21             20         21
Denver City & County Housing Authority,
   Capital Funding Program, Three Towers
   Rehabilitation Project (AMT) (FSA)
   4.000%, 05/01/2012                                      270       268                 --        --            270        268
   4.000%, 11/01/2012                                      270       268                 --        --            270        268
   4.550%, 11/01/2017                                    1,000       977                 --        --          1,000        977
   5.200%, 11/01/2027                                      250       245                250       245            500        490
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         1,790     1,758                410       410          2,200      2,168
                                                    ----------   -------         ----------   -------     ----------   --------
LEASE REVENUE - 0.7%
Puerto Rico Public Buildings Authority,
   Government Facilities, Series M-2,
   Mandatory Put 07/01/2017 @ 100 (AMBAC)
   (COMGTY)
   5.500%, 07/01/2035                                      500       511                 --        --            500        511
                                                    ----------   -------         ----------   -------     ----------   --------

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                  Colorado Intermediate Tax    Colorado Tax Free Fund,          Unaudited
                                                   Free Fund, Acquired Fund         Acquiring Fund          Pro Forma Combined
                                                  -------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
MISCELLANEOUS - 5.1%
Colorado Educational & Cultural Facilities
   Authority, Colorado Public Radio
   4.800%, 07/01/2009                                      250       253                 --        --            250        253
   4.900%, 07/01/2010                                      265       270                 --        --            265        270
Colorado Educational & Cultural Facilities
   Authority, National Conference of State
   Legislatures
   5.250%, 06/01/2013                                      700       725                 --        --            700        725
   5.250%, 06/01/2021                                       --        --                750       757            750        757
Denver City & County, Helen G. Bonfils
   Foundation Project, Series B
   5.125%, 12/01/2017                                      900       901                100       100          1,000      1,001
High Plains Metropolitan District, Series B
   (LOC: Compass Bank)
   4.375%, 12/01/2015                                      785       794                 --        --            785        794
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         2,900     2,943                850       857          3,750      3,800
                                                    ----------   -------         ----------   -------     ----------   --------
RECREATIONAL FACILITY AUTHORITY - 0.6%
Hyland Hills Metropolitan Park & Recreation
   District, Series A
   6.100%, 12/15/2009                                      210       212                 --        --            210        212
Hyland Hills Metropolitan Park & Recreation
   District, Special Revenue (ACA)
   5.000%, 12/15/2015                                      300       293                 --        --            300        293
                                                    ----------   -------         ----------   -------     ----------   --------
                                                           510       505                 --        --            510        505
                                                    ----------   -------         ----------   -------     ----------   --------
REVOLVING FUND - 0.1%
Colorado Water Resource & Power Development
   Authority, Small Water Resources, Series A
   (FGIC)
   5.700%, 11/01/2015                                       55        56                 --        --             55         56
                                                    ----------   -------         ----------   -------     ----------   --------
TAX REVENUE - 3.7%
Douglas County Sales & Use Tax Revenue (FSA)
   5.625%, 10/15/2020                                       --        --                200       210            200        210
Highlands Ranch Metropolitan School District
   #2 (FSA)
   5.000%, 06/15/2016                                       --        --                 20        20             20         20
Larimer County Sales & Use Tax (AMBAC)
   5.000%, 12/15/2010                                      300       315                 --        --            300        315
Larimer County Sales & Use Tax, Pre-refunded
   12/15/2010 @ 100 (AMBAC)
   5.625%, 12/15/2018 (a)                                   --        --                100       107            100        107
Longmont Sales & Use Tax, Pre-refunded
   11/15/2010 @ 100
   5.500%, 11/15/2015 (a)                                  500       531                 --        --            500        531
Park Meadows Business Improvement District,
   Shared Sales Tax
   5.000%, 12/01/2017                                      250       243                 --        --            250        243
   5.300%, 12/01/2027                                       --        --                475       445            475        445
Superior Open Space Sales & Use Tax
   4.500%, 06/01/2013                                      100        99                 --        --            100         99
   4.600%, 06/01/2014                                      225       223                 --        --            225        223
   5.000%, 06/01/2026                                       --        --                330       312            330        312
Westminster Special Purpose Sales & Use Tax,
   Post Project, Series D (FSA)
   4.250%, 12/01/2018                                      250       253                 --        --            250        253
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         1,625     1,664              1,125     1,094          2,750      2,758
                                                    ----------   -------         ----------   -------     ----------   --------
TRANSPORTATION - 13.4%
Colorado Department of Transportation (AMBAC)
   6.000%, 06/15/2010                                    1,000     1,060                 --        --          1,000      1,060

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                 colorado Intermediate Tax     colorado Tax Free Fund,          Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
E-470 Public Highway Authority, Series B,
   Zero Coupon Bond (MBIA)
   5.147%, 09/01/2017 (d)                                1,575       988                 --        --          1,575        988
   5.337%, 09/01/2019 (d)                                  960       533                 --        --            960        533
   5.640%, 09/01/2022 (d)                                1,000       455                 --        --          1,000        455
E-470 Public Highway Authority, Series C,
   Convertible CABs (MBIA) 0.000% through
   09/01/2011, thereafter 5.000%, 09/01/2017
   (e)                                                     500       427                 --        --            500        427
E-470 Public Highway Authority, Series D1
   (MBIA)
   5.500%, 09/01/2024                                       --        --                300       305            300        305
Eagle County Air Terminal Revenue, Airport
   Terminal Improvement Project, Series B
   (AMT)
   5.250%, 05/01/2020                                      130       116                 75        67            205        183
Northwest Parkway Public Highway Authority,
   Convertible CABs, Escrowed to Maturity
   (FSA) 0.000% through 06/15/2011,
   thereafter 5.200%, 06/15/2014 (b) (e)                   750       695                750       695          1,500      1,390
Northwest Parkway Public Highway Authority,
   Convertible CABs, Escrowed to Maturity
   (AMBAC) 0.000% through 06/15/2011,
   thereafter 5.250%, 06/15/2015 (b) (e)                 2,000     1,863                500       466          2,500      2,329
Northwest Parkway Public Highway Authority,
   Convertible CABs, Escrowed to Maturity
   (FSA) 0.000% through 06/15/2011,
   thereafter 5.350%, 06/15/2016 (b) (e)                 1,000       936                 --        --          1,000        936
Northwest Parkway Public Highway Authority,
   Convertible CABs, Pre-refunded 06/15/2016
   @ 100 (AMBAC) 0.000% through 06/15/2011,
   thereafter 5.700%, 06/15/2021 (a) (d)                    --        --              1,000       950          1,000        950
Walker Field Public Airport Authority Revenue
   4.500%, 12/01/2016                                      275       260                 --        --            275        260
   4.750%, 12/01/2027                                       --        --                250       216            250        216
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         9,190     7,333              2,875     2,699         12,065     10,032
                                                    ----------   -------         ----------   -------     ----------   --------
UTILITIES - 12.4%
Arapahoe County Water & Wastewater Authority,
   Escrowed to Maturity
   5.750%, 12/01/2008 (b)                                  160       163                 --        --            160        163
Arapahoe County Water & Wastewater Authority,
   Pre-refunded 12/01/2009 @ 100
   6.000%, 12/01/2011 (a)                                  185       194                 --        --            185        194
Arkansas River Power Authority
   6.000%, 10/01/2040                                       --        --                225       221            225        221
Aurora Water System Revenue, First Lien,
   Series A
   4.750%, 08/01/2026                                    1,500     1,511                 --        --          1,500      1,511
   4.750%, 08/01/2027                                      225       226                 --        --            225        226
Boulder Water & Sewer, Escrowed to Maturity
   5.750%, 12/01/2010 (b)                                1,545     1,651                 --        --          1,545      1,651
Boulder Water & Sewer, Pre-refunded
   12/01/2010 @ 100
   5.700%, 12/01/2019 (a)                                   --        --                300       320            300        320
Broomfield Water Activity Enterprise (MBIA)
   5.500%, 12/01/2017                                      500       527                 --        --            500        527

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                 Colorado Intermediate Tax     Colorado Tax Free Fund,          Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   5.500%, 12/01/2019                                       --        --                400       420            400        420
Colorado Housing & Finance Authority, Waste
   Disposal Management Income Project (AMT)
   5.700%, 07/01/2018                                       --        --                250       244            250        244
Colorado Water Resource & Power Development
   Authority, Small Water Resources,
   Series A, Pre-refunded 11/01/2010
   @ 100 (FGIC)
   5.700%, 11/01/2015 (a)                                   45        48                 --        --             45         48
Denver City & County Wastewater (FGIC)
   5.250%, 11/01/2017                                    1,260     1,316                 --        --          1,260      1,316
Fort Collins Wastewater Utility Enterprise
   (FSA)
   5.500%, 12/01/2020                                       --        --                300       314            300        314
Inverness Water & Sanitation District,
   Arapahoe & Douglas Counties, Series A
   (RAAI)
   4.250%, 12/01/2016                                      600       569                 --        --            600        569
Public Authority for Colorado Energy
   Natural Gas Revenue
   6.250%, 11/15/2028                                      350       337                150       144            500        481
Puerto Rico Commonwealth, Aqueduct & Sewer
   Authority, Series A (AGTY)
   5.000%, 07/01/2016                                      500       528                 --        --            500        528
Puerto Rico Electric Power Authority, Series
   WW
   5.250%, 07/01/2025                                       --        --                500       504            500        504
                                                    ----------   -------         ----------   -------     ----------   --------
                                                         6,870     7,070              2,125     2,167          8,995      9,237
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL REVENUE BONDS                                     39,660    38,195             19,305    18,875         58,965     57,070
                                                    ----------   -------         ----------   -------     ----------   --------
GENERAL OBLIGATIONS - 16.3%
Antelope Water System
   4.875%, 12/01/2025                                       --        --                175       167            175        167
Arapahoe County School District #5, Cherry
   Creek, Pre-refunded 12/15/2009 @ 100 (STAID)
   5.500%, 12/15/2011 (a)                                1,000     1,046                 --        --          1,000      1,046
Bromley Park Metropolitan District #2,
   Series A (RAAI)
   5.000%, 12/01/2027                                       --        --                500       477            500        477
Cordillera Metropolitan School District,
   Eagle County (RAAI)
   5.000%, 12/01/2013                                      620       630                 --        --            620        630
Denver City & County, Medical Facilities
   4.000%, 08/01/2016                                      500       505                 --        --            500        505
Denver West Metropolitan School District
   4.125%, 12/01/2014                                      150       141                 --        --            150        141
   4.200%, 12/01/2015                                      480       449                 --        --            480        449
Douglas County School District #RE-1,
   Douglas & Elbert Counties, Series B, Zero
   Coupon Bond (FSA) (STAID)
   3.947%, 12/15/2015 (d)                                  335       250                 --        --            335        250
Fiddlers Business Improvement District,
   Greenwood Village, Series 1 (ACA)
   4.250%, 12/01/2015                                      460       434                 --        --            460        434
   4.500%, 12/01/2027                                       --        --                375       307            375        307
Garfield County School District #RE-2 (FSA)
   (STAID)
   5.250%, 12/01/2019                                    1,530     1,608                 --        --          1,530      1,608
Jefferson County School District #R-001
   (MBIA) (STAID)
   6.250%, 12/15/2009                                    1,000     1,055                 --        --          1,000      1,055
McCook, Illinois

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                 Colorado Intermediate Tax     Colorado Tax Free Fund,          Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
   5.000%, 12/01/2026                                       --        --                350       342            350        342
Midcities Metropolitan School District #2
   (RAAI)
   5.125%, 12/01/2030                                       --        --                200       193            200        193
North Range Metropolitan District #1 (ACA)
   4.250%, 12/15/2018                                      560       480                 --        --            560        480
   4.500%, 12/15/2031                                       --        --                300       219            300        219
Pueblo County School District #070, Pueblo
   Rural (FGIC) (STAID)
   5.000%, 12/01/2019                                      910       955                 --        --            910        955
Puerto Rico Commonwealth, Public Improvement,
   Series A
   5.250%, 07/01/2026                                       --        --                500       490            500        490
Puerto Rico Commonwealth, Series C-7 (MBIA)
   6.000%, 07/01/2027                                      250       261                250       261            500        522
SBC Metropolitan School District (ACA)
   4.250%, 12/01/2015                                      445       433                 --        --            445        433
Sterling Hills West Metropolitan District
   (FSA)
   4.750%, 12/01/2018                                      250       262                 --        --            250        262
Westglenn Metropolitan District
   6.000%, 12/01/2014                                    1,220     1,242                 --        --          1,220      1,242
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL GENERAL OBLIGATIONS                                9,710     9,751              2,650     2,456         12,360     12,207
                                                    ----------   -------         ----------   -------     ----------   --------
CERTIFICATES OF PARTICIPATION - 4.5%
Broomfield County Open Space Park &
   Recreation Facilities (AMBAC)
   5.500%, 12/01/2020                                       --        --                800       831            800        831
Broomfield County, Westminster Open Space
   Foundation
   4.625%, 12/01/2025                                       --        --                330       317            330        317
Canon City Finance Authority (AGTY)
   4.250%, 12/01/2023                                      200       189                 --        --            200        189
Colorado Springs Old City Hall Project (FSA)
   5.500%, 12/01/2017                                       --        --                200       210            200        210
   5.500%, 12/01/2020                                       --        --                200       209            200        209
Garfield County Building Corporation (AMBAC)
   5.300%, 12/01/2011                                      400       415                 --        --            400        415
Pueblo County, Capital Construction
   4.400%, 12/01/2016                                      410       405                 --        --            410        405
   5.000%, 12/01/2024                                       --        --                200       193            200        193
Rangeview Library District (AGTY)
   4.250%, 12/15/2021                                      595       575                 --        --            595        575
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL CERTIFICATES OF PARTICIPATION                      1,605     1,584              1,730     1,760          3,335      3,344
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL MUNICIPAL BONDS
   (COST $49,011 AND $23,232, RESPECTIVELY)             50,975    49,530             23,685    23,091         74,660     72,621
                                                    ----------   -------         ----------   -------     ----------   --------
SHORT-TERM INVESTMENT - 3.7%
First American Tax Free Obligations Fund,
   Class Z (f)
   (COST $916 AND $1,844, RESPECTIVELY)                916,442       916          1,844,482     1,844      2,760,924      2,760
                                                    ----------   -------         ----------   -------     ----------   --------
TOTAL INVESTMENTS - 100.9%
   (COST $49,927 AND $25,076, RESPECTIVELY)                       50,446                       24,935                    75,381
                                                                 -------                      -------                  --------

First American Colorado Tax Free Fund
Unaudited Pro Forma Schedule of
INVESTMENTS
June 30, 2008, all dollars are rounded to thousands (000)


                                                 Colorado Intermediate Tax     Colorado Tax Free Fund,          Unaudited
                                                  Free Fund, Acquired Fund          Acquiring Fund          Pro Forma Combined
                                                ---------------------------   -------------------------   ---------------------
                                                       PAR/                         PAR/                     PAR/
DESCRIPTION                                           SHARES      VALUE            SHARES      VALUE        SHARES       VALUE
-----------                                         ----------   -------         ----------   -------     ----------   --------
OTHER ASSETS AND LIABILITIES, NET - (0.9)%                          (314)                        (372)                     (686)
                                                                 -------                      -------                  --------
TOTAL NET ASSETS - 100.0%                                        $50,132                      $24,563                  $ 74,695
                                                                 -------                      -------                  --------



(a) Pre-refunded issues are typically backed by U.S. government obligations, which secure the timely payment of principal and interest. These bonds mature at the call date and price indicated.



(b) Escrowed to Maturity issues are typically backed by U.S. government obligations, which secure the timely payment of principal and interest. If callable, these bonds may still be subject to call prior to maturity.



(c) Auction rate security. The coupon rate shown represents the rate as of June 30, 2008.



(d) Zero coupon bonds make no periodic interest payments, but are issued at deep discounts from par value. The rate shown is the effective yield at June 30, 2008.



(e) Convertible Capital Appreciation Bonds (Convertible CABs) - These bonds initially pay no interest but accrete in value from the date of issuance through the conversion date, at which time the bonds start to accrue and pay interest on a semiannual basis until final maturity.



(f) Investment in affiliated security. This money market fund is advised by FAF Advisors, Inc., which also serves as advisor for this fund.


ACA - American Capital Access

AGTY - Assured Guaranty

AMBAC - American Municipal Bond Assurance Corporation

AMT - Alternative Minimum Tax. As of June 30, 2008, the aggregate market value of securities subject to the AMT was $2,493, which represents 3.3% of net assets.

CIFG - CDC IXIS Financial Guaranty

COMTGY - Commonwealth Guaranty

FGIC - Financial Guaranty Insurance Corporation

FSA - Financial Security Assurance

LOC - Letter of Credit

MBIA - Municipal Bond Insurance Association

RAAI - Radian Asset Assurance Inc.

SMO - State Moral Obligation

STAID - State Aid Withholding

The accompanying notes are an integral part of the unaudited pro forma financial statements.

FIRST AMERICAN COLORADO TAX FREE FUND
FIRST AMERICAN COLORADO INTERMEDIATE TAX FREE FUND
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
JUNE 30, 2008 (000'S OMITTED)

1.   Basis of Combination

     The accompanying Unaudited Pro Forma Combined Financial Statements including the Statements of Assets and Liabilities, Statements of Operations, and Schedule of Investments (Collectively, "Unaudited Pro Forma Financial Statements") reflect the accounts of Colorado Tax Free Fund (the "acquiring fund") and Colorado Intermediate Tax Free Fund (the "acquired fund"), each a series of First American Investment Funds, Inc. The Statements of Assets and Liabilities and Schedule of Investments reflect fund information as if the proposed reorganization occurred as of June 30, 2008. The Statement of Operations reflects fund information as if the proposed reorganization was in effect for the twelve month period ended June 30, 2008. The Unaudited Pro Forma Financial Statements have been derived from books and records utilized in calculating daily net asset values of Colorado Tax Free Fund and Colorado Intermediate Tax Free Fund at June 30, 2008.

     The Plan of Reorganization provides that at the time the reorganization becomes effective (the "Effective Time of the Reorganization") substantially all of the assets and liabilities of the acquired fund will become assets and liabilities of the acquiring fund. In exchange for the transfer of assets and liabilities, the acquiring fund will issue to the acquired fund full and fractional shares of the designated share classes of the acquiring fund, and the acquired fund will make a liquidating distribution of such shares to its shareholders. The number of shares of the acquiring fund so issued will be in equal value to the full and fractional shares of the acquired fund that are outstanding immediately prior to the Effective Time of the Reorganization. At and after the Effective Time of the Reorganization, all debts, liabilities and obligations of the acquired fund will attach to the acquiring fund and may thereafter be enforced against the acquiring fund to the same extent as if the acquiring fund had incurred them. The Unaudited Pro Forma Financial Statements give effect to the proposed transfer described above.

     The Unaudited Pro Forma Financial Statements reflect the combined results of operations of the acquired and acquiring funds. However, should such reorganization be effected, the Statements of Operations of the acquiring fund will not be restated for pre-combination period results of the acquired fund. The Unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2.   Service Providers

     FAF Advisors, Inc. (the "Advisor"), a subsidiary of U.S. Bank National Association ("U.S. Bank"), will serve as the combined fund's investment advisor and administrator. U.S. Bancorp Fund Services, LLC ("USBFS") will serve as sub-administrator and transfer agent to the fund. U.S. Bank will serve as the custodian to the fund.

3.   Share Classes and Fees

     The acquiring fund has Class A, Class C, and Class Y shares, which have identical voting, dividend, liquidation, and other rights, and the same terms and conditions, except that certain fees and expenses, including distribution and shareholder servicing fees, may differ among classes. Each class has exclusive voting rights on any matters relating to that class' servicing or distribution arrangements. Class A shares of Colorado Intermediate Tax Free Fund are sold with a maximum front-end sales charge of 2.25% and Class A shares of Colorado Tax Free Fund are sold with a maximum front-end sales charge of 4.25%. Class C shares, offered only by Colorado Tax Free Fund, may be subject to a contingent deferred sales charge of 1.00% for 12 months. Class Y shares of both Funds have no sales charge and are offered only to qualifying institutional investors and certain other qualifying accounts. More information on the classes of shares offered can be found in the Proxy Statement/Prospectus.

     The investment advisory fees and distribution fees (less any fee waivers or expense reimbursements in effect during the period) have been charged to the combined Fund based on the fee schedule in effect for Colorado Tax Free Fund at the combined level of average net assets for the periods ended June 30, 2008. The Advisor has contractually agreed to waive fees and reimburse expenses during the current fiscal year so that total fund operating expenses do not exceed 0.75%, 1.15% and 0.50%, respectively, for Class A, Class C and Class Y shares. These fee waivers may be terminated at any time after October 31, 2009, at the discretion of the Advisor.

4.   Unaudited Pro Forma Adjustments and Unaudited Pro Forma Combined Columns

     The Unaudited Pro Forma Combined Statements of Operations assume similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of each Fund's gross investment income. Unaudited Pro Forma operating expenses include the actual expenses of the Funds adjusted to reflect the expected expenses of the combined entity.

5.   Portfolio Valuation, Securities Transactions and Related Income

     Securities are valued at market value. Short-term investments maturing in 60 days or less are valued at amortized cost, which approximates market value. For financial reporting purposes, security transactions are accounted for on a trade date basis. Net realized gains or losses from sales of securities are determined by comparing the net sale proceeds to an identified cost basis. Interest income, including amortization of bond premium and discount, and expenses are recorded on an accrual basis.

6.   Capital Shares

     The Unaudited Pro Forma net asset values per share assume the issuance of Class A and Y shares of the Colorado Tax Free Fund which would have been issued at June 30, 2008 in connection with the proposed Reorganization. Shareholders of the Colorado Intermediate Tax Free Fund would receive Class A and Class Y shares of the Colorado Tax Free Fund based on conversion ratios determined on June 30, 2008. The conversion ratios are calculated by dividing the net asset value of the Colorado Intermediate Tax Free Fund by the net asset value per share of the respective class of the Colorado Tax Free Fund.

7.   Merger Costs

     All costs associated with the Reorganization will be paid by the Advisor.

                                     PART C
                                    FORM N-14

                                OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

     The Registrant's Articles of Incorporation and Bylaws provide that each present or former director, officer, agent and employee of the Registrant or any predecessor or constituent corporation, and each person who, at the request of the Registrant, serves or served another business enterprise in any such capacity, and the heirs and personal representatives of each of the foregoing shall be indemnified by the Registrant to the fullest extent permitted by law against all expenses, including without limitation amounts of judgments, fines, amounts paid in settlement, attorneys' and accountants' fees, and costs of litigation, which shall necessarily or reasonably be incurred by him or her in connection with any action, suit or proceeding to which he or she was, is or shall be a party, or with which he or she may be threatened, by reason of his or her being or having been a director, officer, agent or employee of the Registrant or such predecessor or constituent corporation or such business enterprise, whether or not he or she continues to be such at the time of incurring such expenses. Such indemnification may include without limitation the purchase of insurance and advancement of any expenses, and the Registrant shall be empowered to enter into agreements to limit the liability of directors and officers of the Registrant. No indemnification shall be made in violation of the General Corporation Law of the State of Maryland or the Investment Company Act of 1940 (the "1940 Act"). The Registrant's Articles of Incorporation and Bylaws further provide that no director or officer of the Registrant shall be liable to the Registrant or its stockholders for money damages, except (i) to the extent that it is proved that such director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such director or officer is entered in a proceeding based on a finding in the proceeding that such director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The foregoing shall not be construed to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such office. The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2, 1980). Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, (the "1933 Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act, as amended, and will be governed by the final adjudication of such issue. The Registrant maintains officers' and directors' liability insurance providing coverage, with certain exceptions, for acts and omissions in the course of the covered persons' duties as officers and directors.

ITEM 16. EXHIBITS.

(1)(a) Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 21, Filed on May 15, 1995 (File Nos. 033-16905, 811-05309)).

(1)(b) Articles Supplementary, designating new series and new share classes (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 36, Filed on April 15, 1998 (File Nos. 033-16905, 811-05309)).

(1)(c) Articles Supplementary, designating new series and new share classes (Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 54, Filed on June 27, 2001 (File Nos. 033-16905, 811-05309)).

(1)(d) Articles Supplementary, designating new series (Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 61, Filed on April 30, 2002 (File Nos. 033-16905, 811-05309)).

(1)(e) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 65, Filed on October 24, 2002 (File Nos. 033-16905, 811-05309)).

(1)(f) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 66, Filed on January 28, 2003 (File Nos. 033-16905, 811-05309)).

(1)(g) Articles Supplementary decreasing authorizations of specified classes and series and decreasing total authorized shares (Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 70, filed on June 30, 2004 (File nos. 033-16905, 811-05309)).

(1)(h) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 72, filed on September 24, 2004 (File Nos. 033-16905, 811-05309)).

(1)(i) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(9) to Post-Effective Amendment No. 84, filed on December 20, 2006 (File Nos. 033-16905, 811-05309)).

(1)(j) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).

(1)(k) Articles Supplementary designating new series (Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 90, filed on December 17, 2007 (File Nos. 033-16905, 811-05309)).


(1)(l) Articles Supplementary designating new share classes (Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 93, filed on October 28, 2008 (File Nos. 033-16905, 811-05309)).



(2)(a) Bylaws, as amended (Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 93, filed on October 28, 2008 (File Nos. 033-16905, 811-05309)).

(3)     Not applicable.

(4) Agreement and Plan of Reorganization - constitutes Appendix A to Part A hereof.

(5)     Not applicable.

(6)(a) Investment Advisory Agreement dated April 2, 1991, between the Registrant and First Bank National Association (Incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 73, Filed on December 2, 2004 (File Nos. 033-16905, 811-05309)).

(6)(b) Assignment and Assumption Agreement dated May 2, 2001, relating to assignment of Investment Advisory Agreement to U.S. Bancorp Piper Jaffray Asset Management, Inc. (Incorporated by reference to Exhibit
        (d)(3) to Post-Effective Amendment No. 73, Filed on December 2, 2004 (File Nos. 033-16905, 811-05309)).

(6)(c) Amendment to Investment Advisory Agreement dated May 3, 2007 relating to authority to appoint a sub-advisor to any series of the Registrant (Incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 86, filed on May 17, 2007 (File Nos. 033-16905, 811-05309)).

(6)(d) Exhibit A to Investment Advisory Agreement, effective December 5, 2007 (Incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 90, filed on December 17, 2007 (File Nos. 033-16905, 811-05309)).

(6)(e) Expense Limitation Agreement between Registrant and FAF Advisors, Inc., dated February 29, 2008, effective through February 28, 2009, with respect to certain Equity Funds (Incorporated by reference to Exhibit
        (d)(5) to Post-Effective Amendment No. 91, filed on February 29, 2008 (File Nos. 033-16905, 811-05309)).


(6)(f) Expense Limitation and Fee Reimbursement Agreement between Registrant and FAF Advisors, Inc., dated October 28, 2008, effective through October 31, 2009, with respect to certain Bond Funds (Incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 93, filed on October 28, 2008 (File Nos. 033-16905, 811-05309)).


(6)(g) Expense Limitation Agreement between Registrant and FAF Advisors, Inc., dated September 3, 2008, effective through October 31, 2009, with respect to Global Infrastructure Fund (Incorporated by reference to Exhibit (d)(7) to Post-Effective Amendment No. 92, filed on September 3, 2008 (File Nos. 033-16905, 811-05309)).

(6)(h) Sub-Advisory Agreement dated November 27, 2006, by and between FAF Advisors, Inc. and Altrinsic Global Advisors, LLC with respect to International Select Fund (Incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 84, filed on December 20, 2006 (File Nos. 033-16905, 811-05309)).



(6)(i) Letter of Agreement dated March 28, 2007, by and between FAF Advisors and Altrinsic Global Advisors, LLC with respect to International Select Fund (Incorporated by reference to Exhibit (d)(11) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).



(6)(j) Amendment to Sub-Advisory Agreement dated May 3, 2007, by and between FAF Advisors, Inc. and Altrinsic Global Advisors, LLC with respect to International Select Fund (Incorporated by reference to Exhibit (d)(12) to Post Effective Amendment No. 86, filed on May 17, 2007 (File Nos. 033-16905, 811-05309)).



(6)(k) Sub-Advisory Agreement dated February 22, 2007, by and between FAF Advisors, Inc. and Hansberger Global Investors, Inc. with respect to International Select Fund (Incorporated by reference to Exhibit (d)(13) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).



(6)(l) Letter of Agreement dated March 28, 2007, by and between FAF Advisors and Hansberger Global Investors, Inc. with respect to International Select Fund (Incorporated by reference to Exhibit (d)(14) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).



(6)(m) Amendment to Sub-Advisory Agreement dated May 3, 2007, by and between FAF Advisors, Inc. and Hansberger Global Investors, Inc. with respect to International Select Fund (Incorporated by reference to Exhibit (d)(13) to Post Effective Amendment No. 86, filed on May 17, 2007 (File Nos. 033-16905, 811-05309)).



(6)(n) Sub-Advisory Agreement dated November 27, 2006, by and between FAF Advisors, Inc. and Lazard Asset Management LLC with respect to International Select Fund (Incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 84, filed on December 20, 2006 (File Nos. 033-16905, 811-05309)).



(6)(o) Letter of Agreement dated March 28, 2007, by and between FAF Advisors and Lazard Asset Management LLC with respect to International Select Fund (Incorporated by reference to Exhibit (d)(17) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).



(6)(p) Amendment to Sub-Advisory Agreement dated May 3, 2007, by and between FAF Advisors, Inc. and Lazard Asset Management LLC with respect to International Select

        Fund (Incorporated by reference to Exhibit (d)(14) to Post Effective Amendment No. 86, filed on May 17, 2007 (File Nos. 033-16905, 811-05309)).

(7)(a) Distribution Agreement between the Registrant and Quasar Distributors, LLC, effective July 1, 2007 (Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).


(7)(b) Fee Limitation Agreement between Registrant and Quasar Distributors, LLC, dated October 28, 2008, effective through October 31, 2009, with respect to certain Bond Funds (Incorporated by reference to Exhibit
        (e)(2) to Post-Effective Amendment No. 93, filed on October 28, 2008 (File Nos. 033-16905, 811-05309)).


(7)(c) Form of Dealer Agreement (Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 88, filed on October 3, 2007 (File Nos. 033-16905, 811-05309)).


(8)(a) Deferred Compensation Plan for Directors dated January 1, 2000, as amended December 2007 (Incorporated by reference to Exhibit (f)(1) to Post-Effective Amendment No. 93, filed October 28, 2008 (File Nos. 033-16905, 811-05309)).



(8)(b) Deferred Compensation Plan for Directors, Summary of Terms as Amended December 2007 (Incorporated by reference to Exhibit (f)(2) to Post-Effective Amendment No. 93, filed October 28, 2008 (File Nos. 033-16905, 811-05309)).


(9)(a) Custody Agreement dated July 1, 2006, between the Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 80, Filed on August 31, 2006 (File Nos. 033-16905, 811-05309)).

(9)(b) Amendment to Custody Agreement dated July 1, 2007, by and between Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).

(9)(c) Exhibit C effective June 20, 2007 to Custody Agreement dated July 1, 2006 (Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).

(9)(d) Exhibit D effective December 5, 2007 to Custody Agreement dated July 1, 2006 (Incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 90, filed on December 17, 2007 (File Nos. 033-16905, 811-05309)).

(9)(e) Custodian Agreement dated July 1, 2005, by and between Registrant and State Street Bank and Trust Company with respect to International Fund (Incorporated by reference to Exhibit (g)(5) to Post-Effective Amendment No. 77, Filed on August 3, 2005 (File Nos. 033-16905, 811-05309)).

(9)(f) Letter Amendment dated November 21, 2006 to the Custodian Agreement dated July 1, 2005 by and between Registrant and State Street Bank and Trust Company with respect to International Select Fund (Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 84, filed on December 20, 2006 (File Nos. 033-16905, 811-05309)).

(9)(g) Letter Amendment dated December 6, 2007 to the Custodian Agreement dated July 1, 2005 by and between Registrant and State Street Bank and Trust Company with respect to Global Infrastructure Fund (Incorporated by reference to Exhibit
        (g)(7) to Post-Effective Amendment No. 90, filed on December 17, 2007 (File Nos. 033-16905, 811-05309)).

(10)(a) Amended and Restated Distribution and Service Plan for Class A, B, C, and R shares, effective September 19, 2006 (Incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).

(10)(b) Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, effective December 5, 2007 (Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 90, filed on December 17, 2007 (File Nos. 033-16905, 811-05309)).


(11) Opinion and Consent of Dorsey & Whitney LLP as to the legality of the securities being registered (Incorporated by reference to Exhibit 11 on Form N-14 Filed on October 10, 2008 (File No. 033-16905)).


(12) Opinion and Consent of Dorsey & Whitney LLP supporting the tax matters discussed in the prospectus.**

(13)(a) Administration Agreement dated July 1, 2006, by and between Registrant and FAF Advisors, Inc. (Incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 80, Filed on August 31, 2006 (File Nos. 033-16905, 811-05309)).

(13)(b) Schedule A to Administration Agreement dated July 1, 2006 between Registrant and FAF Advisors, Inc. (Incorporated by reference to Exhibit
        (h)(2) to Post-Effective Amendment No. 80, Filed on August 31, 2006 (File Nos. 033-16905, 811-05309)).

(13)(c) Sub-Administration Agreement dated July 1, 2005, by and between FAF Advisors, Inc. and U.S. Bancorp Fund Services, LLC (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 77, Filed on August 3, 2005 (File Nos. 033-16905, 811-05309)).

(13)(d) Transfer Agent and Shareholder Servicing Agreement dated September 19, 2006, by and among Registrant, U.S. Bancorp Fund Services, LLC, and FAF Advisors, Inc. (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 87, filed on July 31, 2007 (File Nos. 033-16905, 811-05309)).


(13)(e) Exhibit A to Transfer Agent and Shareholder Servicing Agreement effective April 1, 2007(Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 93, filed on October 28, 2008 (File Nos. 033-16905, 811-05309)).


(14) Consent of Ernst & Young LLP with respect to financial statements of Registrant.*

(15)    Not applicable.


(16) Power of Attorney dated September 24, 2008 (Incorporated by reference to Exhibit 16 on Form N-14 filed on October 10, 2008 (File No. 033-16905)).



(17)(a) Form of Proxy for Special Meeting of Shareholders of California Intermediate Tax Free Fund to be held on December 15, 2008.*



(17)(b) Form of Proxy for Special Meeting of Shareholders of Colorado Intermediate Tax Free Fund to be held on December 15, 2008.*



(17)(c) First American Tax Free Income Funds Prospectus, dated October 28,
        2008.*



(17)(d) First American Short & Intermediate Tax Free Income Funds Prospectus, dated October 28, 2008.*



(17)(e) First American Investment Funds, Inc. Statement of Additional Information (relating to Tax Free and Bond Funds), dated October 28, 2008.*


(17)(f) First American Funds 2008 Annual Report - Tax Free Income Funds, dated June 30, 2008.*

*    Filed herewith.

**   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial BONA FIDE offering of them.

     (3) The undersigned Registrant agrees to file an amendment to the Registration Statement, pursuant to Rule 485(b) of Regulation C of the 1933 Act, for the purpose of including Exhibit 12, Opinion and consent of Dorsey & Whitney LLP regarding tax matters, within a reasonable time after closing of the Reorganizations.

                                   SIGNATURES


     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Minneapolis, and the State of Minnesota on the 17th day of November, 2008.


                                        FIRST AMERICAN INVESTMENT FUNDS, INC.


                                        By     /s/ Thomas S. Schreier, Jr.
                                               ---------------------------------
                                        Name:  Thomas S. Schreier, Jr.
                                        Title: President

     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



Signatures                              Title
----------                              -----


/s/ Thomas S. Schreier, Jr.             President                         November 17, 2008
-------------------------------------
 Thomas S. Schreier, Jr.


/s/ Charles D. Gariboldi                Treasurer (principal financial/   November 17, 2008
-------------------------------------   accounting officer)
 Charles D. Gariboldi


/s/ * Virginia L. Stringer              Chair of the Board and Director   November 17, 2008
-------------------------------------
 Virginia L. Stringer


/s/ * Benjamin R. Field III             Director                          November 17, 2008
-------------------------------------
 Benjamin R. Field III


/s/ * Roger A. Gibson                   Director                          November 17, 2008
-------------------------------------
Roger A. Gibson


/s/ * Victoria J. Herget                Director                          November 17, 2008
-------------------------------------
Victoria J. Herget


/s/ * John P. Kayser                    Director                          November 17, 2008
-------------------------------------
John P. Kayser


/s/ * Leonard W. Kedrowski              Director                          November 17, 2008
-------------------------------------
Leonard W. Kedrowski



/s/ * Richard K. Riederer               Director                          November 17, 2008
-------------------------------------
Richard K. Riederer


/s/ * Joseph D. Strauss                 Director                          November 17, 2008
-------------------------------------
Joseph D. Strauss


/s/ * James M. Wade                     Director                          November 17, 2008
-------------------------------------
James M. Wade



*By /s/ Richard J. Ertel
    ---------------------------------
    Attorney-in-Fact

*    Pursuant to powers of attorney filed herewith.

                                INDEX TO EXHIBITS


EXHIBIT NUMBER   NAME OF EXHIBIT
--------------   ---------------
(14)             Consent of Ernst & Young LLP
(17)(a)          Form of Proxy Card (California Intermediate Tax Free Fund)
(17)(b)          Form of Proxy Card (Colorado Intermediate Tax Free Fund)
(17)(c)          First American Tax Free Income Funds Prospectus
(17)(d)          First American Short & Intermediate Tax Free Income Funds
                 Prospectus
(17)(e)          First American Tax Free and Bond Funds Statement of Additional
                 Information
(17)(f)          First American Funds Annual Report - Tax Free Income Funds

                                                                    EXHIBIT (14)


            Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions "Financial Highlights," "Miscellaneous," and in Sections 4.1(f) and 4.2(g) of "Representations, Warranties and Covenants" in the Prospectus and to the incorporation by reference of our reports, dated August 20, 2008, of the California Intermediate Tax Free Fund, the Colorado Intermediate Tax Free Fund, the California Tax Free Fund, and the Colorado Tax Free Fund (collectively referred to herein as the Tax Free Funds) as included in the Annual Report to Shareholders for the year ended June 30, 2008, in the Statement of Additional Information, as included in this Registration Statement for the Tax Free Funds, a series of funds within First American Investment Funds, Inc., on Form N-14 (No. 811-05309).

Additionally, we consent:

     - To the reference to our firm under the caption "Independent Registered Public Accounting Firm" and to reference of our report in the Annual Report to Shareholders of the Tax Free Funds as included in the Statement of Additional Information, dated August 20, 2007, which is incorporated by reference in the Statement of Additional Information in this Registration Statement for the Tax Free Funds, a series of funds within First American Funds, Inc., on Form N-14 (No. 811-05309).

     - To the reference of our report in the Annual Report to Shareholders of the Tax Free Funds, a series of funds within First American Funds, Inc., dated August 20, 2008, which is incorporated by reference in the Statement of Additional Information in this Registration Statement for the Tax Free Funds, a series of funds within First American Funds, Inc., on Form N-14 (No. 811-05309).


                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 8, 2008

                                                                 EXHIBIT (17)(A)

(FIRST AMERICAN FUNDS LOGO)

                                                                      PROXY CARD

                      CALIFORNIA INTERMEDIATE TAX FREE FUND

   PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 15, 2008

The undersigned appoints Charles D. Gariboldi, Jr., Kathleen L. Prudhomme, Jeffery M. Wilson, and Richard J. Ertel, or any one of them, as proxies of the undersigned, with full power of substitution, to cast all eligible votes held by the undersigned in the California Intermediate Tax Free Fund series of First American Investment Funds, Inc. ("FAIF") at a Special Meeting of Shareholders, to be held in Room A on the 3rd floor at 800 Nicollet Mall, Minneapolis, Minnesota 55402, on December 15, 2008, at 10:00 a.m., Central Time, and at any adjournment thereof, with all powers the undersigned would possess if present in person. All previous proxies given with respect to the meeting are revoked. Receipt of the Notice of Special Meeting of Shareholders and the accompanying Prospectus/Proxy Statement is hereby acknowledged.

THIS PROXY WILL BE VOTED AS INSTRUCTED ON THE MATTER SET FORTH BELOW. IT IS UNDERSTOOD THAT IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL. UPON ALL OTHER MATTERS THE PROXIES SHALL VOTE AS THEY DEEM IN THE BEST INTERESTS OF CALIFORNIA INTERMEDIATE TAX FREE FUND. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

                         NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.


                         -------------------------------------------------------
                         Signature            (Title if Applicable)     Date


                         -------------------------------------------------------
                         Signature              (if held jointly)       Date

--------------------------------------------------------------------------------
                        (Triangle) FOLD HERE (Triangle)

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTERS WE ARE SUBMITTING FOR YOUR CONSIDERATION ARE SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE BY EXECUTING THIS PROXY CARD AND ENCLOSING IT IN THE POSTAGE PAID ENVELOPE PROVIDED.

     1. APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION FOR CALIFORNIA INTERMEDIATE TAX FREE FUND, PROVIDING FOR REORGANIZATION OF THAT FUND INTO THE CALIFORNIA TAX FREE FUND SERIES OF FAIF, INCLUDING THE AMENDMENT TO FAIF'S AMENDED AND RESTATED ARTICLES OF INCORPORATION NECESSARY TO EFFECT THE REORGANIZATION.

                             FOR   AGAINST   ABSTAIN
                             [ ]     [ ]       [ ]

TAG ID: ___________              "Scanner Bar Code"                 CUSIP: _____

                                                                 EXHIBIT (17)(B)

(FIRST AMERICAN FUNDS LOGO)

                                                                      PROXY CARD

                      COLORADO INTERMEDIATE TAX FREE FUND

  PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 15, 2008

The undersigned appoints Charles D. Gariboldi, Jr., Kathleen L. Prudhomme, Jeffery M. Wilson, and Richard J. Ertel, or any one of them, as proxies of the undersigned, with full power of substitution, to cast all eligible votes held by the undersigned in the Colorado Intermediate Tax Free Fund series of First American Investment Funds, Inc. ("FAIF") at a Special Meeting of Shareholders, to be held in Room A on the 3rd floor at 800 Nicollet Mall, Minneapolis, Minnesota 55402, on December 15, 2008, at 10:00 a.m., Central Time, and at any adjournment thereof, with all powers the undersigned would possess if present in person. All previous proxies given with respect to the meeting are revoked. Receipt of the Notice of Special Meeting of Shareholders and the accompanying Prospectus/Proxy Statement is hereby acknowledged.

THIS PROXY WILL BE VOTED AS INSTRUCTED ON THE MATTER SET FORTH BELOW. IT IS UNDERSTOOD THAT IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL. UPON ALL OTHER MATTERS THE PROXIES SHALL VOTE AS THEY DEEM IN THE BEST INTERESTS OF COLORADO INTERMEDIATE TAX FREE FUND. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

                                   NOTE: Please sign exactly as your name
                                   appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.


                                   ---------------------------------------------
                                   Signature     (Title if Applicable)    Date


                                   ---------------------------------------------
                                   Signature       (if held jointly)      Date

--------------------------------------------------------------------------------
                        (Triangle) FOLD HERE (Triangle)

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTERS WE ARE SUBMITTING FOR YOUR CONSIDERATION ARE SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE BY EXECUTING THIS PROXY CARD AND ENCLOSING IT IN THE POSTAGE PAID ENVELOPE PROVIDED.

     1. APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION FOR COLORADO INTERMEDIATE TAX FREE FUND, PROVIDING FOR REORGANIZATION OF THAT FUND INTO THE COLORADO TAX FREE FUND SERIES OF FAIF, INCLUDING THE AMENDMENT TO FAIF'S AMENDED AND RESTATED ARTICLES OF INCORPORATION NECESSARY TO EFFECT THE REORGANIZATION.

                            FOR    AGAINST    ABSTAIN
                            [ ]      [ ]        [ ]

TAG ID: ___________              "Scanner Bar Code"                 CUSIP: _____

(FIRST AMERICAN FUNDS LOGO)



October 28, 2008           PROSPECTUS

                           First American Investment Funds, Inc.
                           ASSET CLASS - BOND FUNDS

TAX FREE INCOME FUNDS

Class A, Class C, and Class Y Shares

ARIZONA TAX FREE FUND
CALIFORNIA TAX FREE FUND
COLORADO TAX FREE FUND
MINNESOTA TAX FREE FUND
MISSOURI TAX FREE FUND
NEBRASKA TAX FREE FUND
OHIO TAX FREE FUND
TAX FREE FUND

As with all mutual funds, the Securities and Exchange
Commission has not approved or disapproved the shares of these funds, or determined if the information in this prospectus is accurate or complete. Any statement to the contrary is a criminal offense.

TABLE OF
CONTENTS


FUND SUMMARIES
     Objectives, Principal Investment Strategies, and Principal
  Risks                                                                       2
     Fund Performance
     Arizona Tax Free Fund                                                    4
     California Tax Free Fund                                                 5
     Colorado Tax Free Fund                                                   6
     Minnesota Tax Free Fund                                                  7
     Missouri Tax Free Fund                                                   8
     Nebraska Tax Free Fund                                                   9
     Ohio Tax Free Fund                                                      10
     Tax Free Fund                                                           11
     Fees and Expenses                                                       12
MORE ABOUT THE FUNDS
     Investment Strategies and Other Investment Matters                      15
POLICIES AND SERVICES
     Purchasing, Redeeming, and Exchanging Shares                            16
     Managing Your Investment                                                25
ADDITIONAL INFORMATION
     Management                                                              27
     Financial Highlights                                                    29
FOR MORE INFORMATION                                                 Back Cover





Please find FIRST AMERICAN FUNDS' PRIVACY POLICY inside the back cover of this
                                   Prospectus.

Fund Summaries
Introduction

        This section of the prospectus describes the objectives of the First American Tax Free Funds, summarizes the principal investment strategies used by each fund in trying to achieve its objective, and highlights the risks involved with these strategies. It also provides you with information about the performance, fees, and expenses of the funds.

        AN INVESTMENT IN THE FUNDS IS NOT A DEPOSIT OF U.S. BANK
        NATIONAL ASSOCIATION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

        THIS PROSPECTUS AND THE RELATED STATEMENT OF ADDITIONAL
        INFORMATION (SAI) DO NOT CONSTITUTE AN OFFER TO SELL OR A
        SOLICITATION OF AN OFFER TO BUY SHARES IN THE FUNDS, NOR SHALL ANY SUCH SHARES BE OFFERED OR SOLD TO ANY PERSON IN ANY
        JURISDICTION IN WHICH AN OFFER, SOLICITATION, PURCHASE, OR SALE WOULD BE UNLAWFUL UNDER THE SECURITIES LAWS OF SUCH
        JURISDICTION.


        THE FUNDS MAY BE OFFERED ONLY TO PERSONS IN THE UNITED STATES. THIS PROSPECTUS SHOULD NOT BE CONSIDERED A SOLICITATION OR OFFERING OF FUND SHARES OUTSIDE THE UNITED STATES.



                                    1
                    Prospectus - First American Tax Free Income Funds

Fund Summaries

Objectives, Principal Investment Strategies, and Principal Risks

This section summarizes the investment objectives and principal strategies and risks of investing in First American Tax Free Funds. Each fund, except Tax Free Fund, is referred to in this prospectus as a "state-specific fund." You will find more specific information about each fund in the pages that follow.

INVESTMENT OBJECTIVES

The funds have the following investment objectives:

STATE-SPECIFIC FUNDS -- providing maximum current income that is exempt from both federal income tax and from the income tax of the state specified in the fund's name, to the extent consistent with prudent investment risk.

TAX FREE FUND -- providing maximum current income that is exempt from federal income tax to the extent consistent with prudent investment risk.

PRINCIPAL INVESTMENT STRATEGIES


Under normal market conditions, as a fundamental policy, each fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in municipal securities that pay interest that is exempt from federal and, for the state-specific funds, applicable state income tax, including the federal alternative minimum tax and, in the case of California Tax Free Fund, Colorado Tax Free Fund, and Minnesota Tax Free Fund, the applicable state alternative minimum tax.


Each fund normally may invest up to 20% of its net assets in taxable obligations, including obligations the interest on which is subject to the federal alternative minimum tax and applicable state alternative minimum tax, if any.

Each fund may invest in:

- "general obligation" bonds;

- "revenue" bonds;

- participation interests in municipal leases; and

- zero coupon municipal securities.

Each fund invests mainly in securities that, at the time of purchase, are either rated investment grade or are unrated and determined to be of comparable quality by the fund's advisor. However, each fund may invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as "high-yield" securities or "junk bonds"). If the rating of a security is reduced or discontinued after purchase, the fund is not required to sell the security, but may consider doing so.

Each fund will attempt to maintain the weighted average maturity of its portfolio securities at 10 to 25 years under normal market conditions.

The fund may utilize futures contracts and options on futures contracts in an attempt to manage market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of securities in the fund's portfolio. The fund may not use such instruments to gain exposure to a security or type of security that it would be prohibited by its investment restrictions from purchasing directly.

PRINCIPAL RISKS

The price and yield of each fund will change daily due to changes in interest rates and other factors, which means you could lose money. The principal risks of investing in these funds are described below:

Active Management Risk. Each fund is actively managed and its performance therefore will reflect in part the advisor's ability to make investment decisions which are suited to achieving the fund's investment objective. Due to its active management, a fund could underperform its benchmark or other mutual funds with similar investment objectives.

Call Risk. Many municipal bonds may be redeemed at the option of the issuer, or "called," before their stated maturity date. In general, an issuer will call its bonds if they can be refinanced by issuing new bonds which bear a lower interest rate. The funds are subject to the possibility that during periods of falling interest rates, a municipal bond issuer will call its high-yielding bonds. A fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in the fund's income.


Credit Risk. Each fund is subject to the risk that the issuers of debt securities held by the fund will not make payments on the securities. There is also the risk that an issuer could suffer adverse changes in financial condition that could lower the credit quality of a security. This could lead to greater volatility in the price of the security and in shares of the fund. Also, a change in the credit quality rating of a bond could affect the bond's liquidity and make it more difficult for the fund to sell. In adverse economic or other circumstances, issuers of lower rated securities are more likely to have difficulty making principal and interest payments than issuers of higher rated securities. When a fund purchases unrated securities, it will depend on the advisor's analysis of credit risk without the assessment of an independent rating organization, such as Moody's or Standard & Poor's.


Futures Risk. The use of futures contracts exposes a fund to additional risks and transaction costs. Risks inherent in the use of futures contracts include: the risk that securities prices, index prices, or interest rates will not move in the direction that

                                    2
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Objectives, Principal Investment Strategies, and Principal Risks CONTINUED



the advisor anticipates; an imperfect correlation between the price of the futures contract and movements in the prices of the securities being hedged; the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; leverage risk, which is the risk that adverse price movements in a futures contract can result in a loss substantially greater than the fund's initial investment in that futures contract; and the risk that the counterparty will fail to perform its obligations, which could leave the fund worse off than if it had not entered into the position. If a fund uses futures contracts and the advisor's judgment proves incorrect, the fund's performance could be worse than if it had not used these instruments.

High-Yield Securities Risk. Each fund may invest in high-yield securities. Although these securities usually offer higher yields than investment grade securities, they also involve more risk. High-yield securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities. In addition, the secondary trading market may be less liquid. High-yield securities generally have more volatile prices and carry more risk to principal than investment grade securities.

Income Risk. Each fund's income could decline due to falling market interest rates. This is because, in a falling interest rate environment, the funds generally will have to invest the proceeds from sales of fund shares, as well as the proceeds from maturing portfolio securities (or portfolio securities that have been called, see "Call Risk" above), in lower-yielding securities.

Interest Rate Risk. Debt securities in the funds will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. Longer-term debt securities are generally more sensitive to interest rate changes. Each fund may invest in zero coupon securities, which do not pay interest on a current basis and which may be highly volatile as interest rates rise or fall.

Liquidity Risk. Each fund is exposed to liquidity risk because of its investment in high-yield securities. Trading opportunities are more limited for debt securities that have received ratings below investment grade. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, these funds may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on a fund's performance. Infrequent trading may also lead to greater price volatility.


Municipal Lease Obligations Risk. Each fund may purchase participation interests in municipal leases. These are undivided interests in a lease, installment purchase contract, or conditional sale contract entered into by a state or local government unit to acquire equipment or facilities. Participation interests in municipal leases pose special risks because many leases and contracts contain "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for this purpose by the appropriate legislative body. Although these kinds of obligations are secured by the leased equipment or facilities, it might be difficult and time consuming to dispose of the equipment or facilities in the event of non-appropriation, and the fund might not recover the full principal amount of the obligation.

Non-Diversification Risk. Each fund other than Tax Free Fund is non-diversified. A non-diversified fund may invest a larger portion of its assets in a fewer number of issuers than a diversified fund. Because a relatively high percentage of the fund's assets may be invested in the securities of a limited number of issuers, the fund's portfolio may be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified fund.

Political and Economic Risks. The values of municipal securities may be adversely affected by local political and economic conditions and developments. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). To the extent a fund invests in the securities of issuers located in a single state, it will be disproportionately affected by political and economic conditions and developments in that state. The value of municipal securities also may be adversely affected by future changes in federal or state income tax laws, including rate reductions, the imposition of a flat tax, or the loss of a current state income tax exemption.


                                    3
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Arizona Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             4.74%      9.36%      5.23%      5.40%      2.83%      4.33%      1.23%

             2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      5.00%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.54)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception                                           Since
AS OF 12/31/07                                                   Date       One Year       Five Years       Inception
---------------------------------------------------------------------------------------------------------------------
Arizona Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                                2/1/00        (3.07)%            2.90%           5.25%
---------------------------------------------------------------------------------------------------------------------

  Class A (return after taxes on distributions)                              (3.11)%            2.79%           5.16%
---------------------------------------------------------------------------------------------------------------------

  Class A (return after taxes on distributions and sale
  of fund shares)                                                            (0.54)%            3.06%           5.14%
---------------------------------------------------------------------------------------------------------------------

  Class C (return before taxes)                                2/1/00        (0.14)%            3.38%           5.40%
---------------------------------------------------------------------------------------------------------------------

  Class Y (return before taxes)                                2/1/00         1.48%             4.05%           6.08%
---------------------------------------------------------------------------------------------------------------------

Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           6.08%
---------------------------------------------------------------------------------------------------------------------
Lipper Arizona Municipal Debt Funds Category Average(3)
(reflects no deduction for sales charges or taxes)                            1.31%             3.54%           5.18%






(1)Total return for the period from 1/1/08 through 9/30/08 was (4.89)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(3)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Arizona.



                                    4
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
California Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             4.31%      9.33%      4.98%      4.76%      2.93%      4.44%      2.46%

             2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      5.92%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.34)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception                                           Since
AS OF 12/31/07                                                   Date       One Year       Five Years       Inception
---------------------------------------------------------------------------------------------------------------------
California Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                                2/1/00        (1.92)%            3.02%           5.46%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                              (1.99)%            2.92%           5.35%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                             0.20%             3.14%           5.29%
---------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                                2/1/00         1.04%             3.49%           5.63%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                                2/1/00         2.59%             4.16%           6.29%
---------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           6.08%
---------------------------------------------------------------------------------------------------------------------
Lipper California Municipal Debt Funds Category
Average(3)
(reflects no deduction for sales charges or taxes)                            0.42%             3.61%           5.43%






(1)Total return for the period from 1/1/08 through 9/30/08 was (4.72)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(3)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in California.



                                    5
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Colorado Tax Free Fund


FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             5.35%     10.35%      5.26%      4.27%      3.09%      4.12%      0.45%

             2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      5.55%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.28)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception                                           Since
AS OF 12/31/07                                                   Date       One Year       Five Years       Inception
---------------------------------------------------------------------------------------------------------------------
Colorado Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                                2/1/00        (3.81)%            2.54%           5.23%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                              (3.86)%            2.35%           5.09%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                            (0.96)%            2.76%           5.14%
---------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                                2/1/00        (0.91)%            3.03%           5.39%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                                2/1/00         0.70%             3.68%           6.08%
---------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           6.08%
---------------------------------------------------------------------------------------------------------------------
Lipper Colorado Municipal Debt Funds Category Average(3)
(reflects no deduction for sales charges or taxes)                            1.63%             3.61%           5.48%






(1)Total return for the period from 1/1/08 through 9/30/08 was (3.56)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(3)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Colorado.



                                    6
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Minnesota Tax Free Fund


FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.


ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1,2)


                                  (BAR CHART)



             6.40%     (2.92)%     9.60%      4.62%      8.56%      5.18%      3.73%      4.26%      4.61%     (0.02)%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.23%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.26)%








                                                                                                                       Since
AVERAGE ANNUAL TOTAL RETURNS                       Inception                                                       Inception
AS OF 12/31/07(2)                                       Date       One Year       Five Years       Ten Years       (Class C)
----------------------------------------------------------------------------------------------------------------------------
Minnesota Tax Free Fund
----------------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                      7/11/88        (4.30)%            2.64%           3.89%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                     (4.38)%            2.56%           3.82%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions
  and sale of fund shares)                                          (1.30)%            2.84%           3.94%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                       2/1/99        (1.41)%            3.12%            N/A            3.63%
----------------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                       8/1/97         0.19%             3.78%           4.59%            N/A
----------------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(3)
(reflects no deduction for fees, expenses, or
taxes)                                                               3.36%             4.30%           5.18%           4.94%
----------------------------------------------------------------------------------------------------------------------------
Lipper Minnesota Municipal Debt Funds Category
Average(4)
(reflects no deduction for sales charges or
taxes)                                                               1.11%             3.48%           4.14%           3.84%






(1)Total return for the period from 1/1/08 through 9/30/08 was (4.23)%.


(2)Performance presented prior to 7/31/98 represents that of the Piper Minnesota Tax-Exempt Fund, a series of Piper Funds Inc., which merged into the fund on that date.

(3)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(4)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Minnesota.



                                    7
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Missouri Tax Free Fund


FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class Y shares has varied from year to year. The performance of Class A and Class C shares will be lower due to their higher expenses.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class Y shares, the table includes returns both before and after taxes. For Class A and Class C shares, the table only includes returns before taxes. After-tax returns for Class A and Class C shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.


ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS Y)(1,2)


                                  (BAR CHART)



             5.41%     (2.85)%    10.88%      4.10%      9.42%      5.11%      3.54%      2.76%      4.14%      1.58%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.86%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.25)%








                                                                                                                       Since
AVERAGE ANNUAL TOTAL RETURNS                       Inception                                                       Inception
AS OF 12/31/07(2)                                       Date       One Year       Five Years       Ten Years       (Class C)
----------------------------------------------------------------------------------------------------------------------------
Missouri Tax Free Fund
----------------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                      9/28/90        (3.05)%            2.29%           3.65%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                      9/24/01        (0.12)%            2.75%            N/A            3.37%
----------------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                      7/15/88         1.58%             3.43%           4.39%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class Y (return after taxes on distributions)                      1.54%             3.35%           4.31%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class Y (return after taxes on distributions
  and sale of fund shares)                                           2.52%             3.51%           4.35%            N/A
----------------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(3)
(reflects no deduction for fees, expenses, or
taxes)                                                               3.36%             4.30%           5.18%           4.85%
----------------------------------------------------------------------------------------------------------------------------
Lipper Missouri Municipal Debt Funds Category
Average(4)
(reflects no deduction for sales charges or
taxes)                                                               1.38%             3.47%           4.28%           4.00%






(1)Total return for the period from 1/1/08 through 9/30/08 was (3.80)%.


(2)Performance presented prior to 9/24/01 represents that of the Firstar Missouri Tax-Exempt Bond Fund, a series of Firstar Funds, Inc., which merged into the fund on that date. The Firstar Missouri Tax-Exempt Bond Fund was organized on 12/11/00 and, prior to that, was a separate series of Mercantile Mutual Funds, Inc. The Mercantile fund was organized on 10/2/95 and, prior to that, was a separate portfolio of the ARCH Tax-Exempt Trust, which sold shares of the portfolio that were similar to the current Class Y shares of the fund.

(3)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(4)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Missouri.



                                    8
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Nebraska Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



            10.19%      4.97%      3.96%      3.02%      4.07%      1.67%

             2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.97%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.34)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception                                         Since
AS OF 12/31/07                                                 Date         One Year       Five Years       Inception
---------------------------------------------------------------------------------------------------------------------
Nebraska Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                               2/28/01        (2.68)%            2.64%           3.87%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                              (2.76)%            2.59%           3.83%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                            (0.29)%            2.81%           3.89%
---------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                               2/28/01         0.31%             3.15%           4.06%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                               2/28/01         2.02%             3.81%           4.79%
---------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           5.09%
---------------------------------------------------------------------------------------------------------------------
Lipper Other States Municipal Debt Funds Category
Average(3)
(reflects no deduction for sales charges or taxes)                            1.88%             3.33%           4.03%






(1)Total return for the period from 1/1/08 through 9/30/08 was (3.97)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(3)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in a specified state.


                                    9
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Ohio Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             4.89%      3.77%      2.64%      4.11%      2.25%

             2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2004      4.12%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.50)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception                                           Since
AS OF 12/31/07                                                   Date       One Year       Five Years       Inception
---------------------------------------------------------------------------------------------------------------------
Ohio Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                               4/30/02        (2.08)%            2.64%           3.57%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                              (2.13)%            2.57%           3.49%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                            (0.03)%            2.75%           3.55%
---------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                               4/30/02         0.89%             2.92%           3.75%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                               4/30/02         2.60%             3.79%           4.61%
---------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                          3.36%             4.30%           4.94%
---------------------------------------------------------------------------------------------------------------------
Lipper Ohio Municipal Debt Funds Category Average(3)
(reflects no deduction for sales charges or taxes)                            1.97%             3.45%           4.01%






(1)Total return for the period from 1/1/08 through 9/30/08 was (3.98)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.

(3)Represents funds that invest primarily in those securities that provide income that is exempt from taxation in Ohio.


                                    10
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class C shares will be lower due to their higher expenses. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.

The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class C and Class Y shares, the table only includes returns before taxes. After-tax returns for Class C and Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.

Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.


ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1,2)


                                  (BAR CHART)



             5.94%     (4.33)%    12.31%      3.73%      9.46%      5.83%      4.23%      4.19%      4.74%      0.03%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      5.16%
           Worst Quarter:
           Quarter ended  June 30, 1999          (2.76)%








                                                                                                                       Since
AVERAGE ANNUAL TOTAL RETURNS                       Inception                                                       Inception
AS OF 12/31/07(2)                                       Date       One Year       Five Years       Ten Years       (Class C)
----------------------------------------------------------------------------------------------------------------------------
Tax Free Fund
----------------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                     11/18/96        (4.23)%            2.88%           4.08%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                     (4.31)%            2.76%           3.97%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions
  and sale of fund shares)                                          (1.29)%            3.06%           4.08%            N/A
----------------------------------------------------------------------------------------------------------------------------
  Class C (return before taxes)                      9/24/01        (1.38)%            3.37%            N/A            3.95%
----------------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                     11/18/96         0.22%             4.03%           4.74%            N/A
----------------------------------------------------------------------------------------------------------------------------
Lehman Municipal Bond Index(3)
(reflects no deduction for fees, expenses, or
taxes)                                                               3.36%             4.30%           5.18%           4.85%
----------------------------------------------------------------------------------------------------------------------------
Lipper General Municipal Debt Funds Category
Average(4)
(reflects no deduction for sales charges or
taxes)                                                               1.16%             3.49%           4.08%           3.94%






(1)Total return for the period from 1/1/08 through 9/30/08 was (5.19)%.


(2)Performance presented prior to 9/24/01 represents that of the Firstar National Municipal Bond Fund, a series of Firstar Funds, Inc., which merged with the fund on that date.

(3)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities of one year or more.


(4)Represents funds that invest primarily in municipal debt issues in the top four credit ratings.



                                    11
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Fees and Expenses



As an investor, you pay fees and expenses to buy and hold shares of the funds. You pay shareholder fees directly when you buy or sell shares. You pay annual fund operating expenses indirectly since they are deducted from fund assets.




The tables below describe the fees and expenses that you may pay if you buy and hold shares of the funds.


---------------------------------------------------------------------------------------------------------------
SHAREHOLDER FEES(1)
(fees paid directly from your investment)                                Class A(2)       Class C       Class Y
---------------------------------------------------------------------------------------------------------------
  MAXIMUM SALES CHARGE (LOAD) IMPOSED ON PURCHASES
  (as a percentage of offering price)                                         4.25%         0.00%          None
  MAXIMUM DEFERRED SALES CHARGE (LOAD)
  (as a percentage of original purchase price or redemption
  proceeds, whichever is less)                                                0.00%         1.00%          None
---------------------------------------------------------------------------------------------------------------


(1)An annual account maintenance fee of $50 may be charged under certain circumstances. See "Policies and Services -- Purchasing, Redeeming, and Exchanging Shares -- Additional Information on Purchasing, Redeeming, and Exchanging Shares -- Accounts with Low Balances."

(2)Investors may qualify for reduced sales charges. Investments of $1 million or more on which no front-end sales charge is paid may be subject to a 1% contingent deferred sales charge.



-----------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from fund assets)
(as a percentage of average net assets)
-----------------------------------------------------------------------------------------------------------------------
                                                                                         Acquired
                                              Distribution and/or                       Fund Fees         Total Annual
                             Management         Service (12b-1)           Other            and           Fund Operating
CLASS A                         Fees                Fees(1)             Expenses       Expenses(2)         Expenses(3)
-----------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund         0.50%                0.25%                0.88%           0.01%                1.64%
  California Tax Free
  Fund                          0.50%                0.25%                0.71%           0.01%                1.47%
  Colorado Tax Free
  Fund                          0.50%                0.25%                1.05%           0.01%                1.81%
  Minnesota Tax Free
  Fund                          0.50%                0.25%                0.35%           0.01%                1.11%
  Missouri Tax Free
  Fund                          0.50%                0.25%                0.35%             --                 1.10%
  Nebraska Tax Free
  Fund                          0.50%                0.25%                0.72%             --                 1.47%
  Ohio Tax Free Fund            0.50%                0.25%                0.64%           0.01%                1.40%
  Tax Free Fund                 0.50%                0.25%                0.27%             --                 1.02%
-----------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from fund assets)
(as a percentage of average net assets)
---------------------------------------------------------
                              Less Fee            Net
CLASS A                      Waivers(4)       Expenses(4)
---------------------------------------------------------
  Arizona Tax Free Fund        (0.88)%           0.76%
  California Tax Free
  Fund                         (0.81)%           0.66%
  Colorado Tax Free
  Fund                         (1.05)%           0.76%
  Minnesota Tax Free
  Fund                         (0.25)%           0.86%
  Missouri Tax Free
  Fund                         (0.15)%           0.95%
  Nebraska Tax Free
  Fund                         (0.72)%           0.75%
  Ohio Tax Free Fund           (0.64)%           0.76%
  Tax Free Fund                (0.27)%           0.75%
---------------------------------------------------------




(1)The advisor has contractually agreed, in addition to other fee waivers and expense reimbursements, to reimburse an amount of Class A share 12b-1 fees equal to 0.10%, 0.10% and 0.20% of average daily net assets for California Tax Free Fund, Minnesota Tax Free Fund and Tax Free Fund, respectively, through October 31, 2009.


(2)In addition to the funds' total annual operating expenses that the funds bear directly, the funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the funds invest.


(3)Total Annual Fund Operating Expenses are based on the funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The funds' most recent annual report and financial highlights reflect the operating expenses of the funds and do not include Acquired Fund Fees and Expenses.


(4)The advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after waivers and excluding Acquired Fund Fees and Expenses, do not exceed 0.65% for California Tax Free Fund, 0.75% for Arizona Tax Free Fund, Colorado Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, and Tax Free Fund, 0.85% for Minnesota Tax Free Fund, and 0.95% for Missouri Tax Free Fund. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the funds' board of directors.



                                    12
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Fees and Expenses continued



--------------------------------------------------------------------------------------------------------------------
                                                                                       Acquired
                                             Distribution and/or                      Fund Fees        Total Annual
                             Management        Service (12b-1)           Other           and          Fund Operating
CLASS C                         Fees                 Fees              Expenses      Expenses(1)        Expenses(2)
--------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund         0.50%               0.65%                0.88%          0.01%              2.04%
  California Tax Free
  Fund                          0.50%               0.65%                0.70%          0.01%              1.86%
  Colorado Tax Free Fund        0.50%               0.65%                1.05%          0.01%              2.21%
  Minnesota Tax Free
  Fund                          0.50%               0.65%                0.35%          0.01%              1.51%
  Missouri Tax Free Fund        0.50%               0.65%                0.35%            --               1.50%
  Nebraska Tax Free Fund        0.50%               0.65%                0.72%            --               1.87%
  Ohio Tax Free Fund            0.50%               0.65%                0.63%          0.01%              1.79%
  Tax Free Fund                 0.50%               0.65%                0.28%            --               1.43%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------
                              Less Fee           Net
CLASS C                      Waivers(3)      Expenses(3)
--------------------------------------------------------
  Arizona Tax Free Fund         (0.88)%         1.16%
  California Tax Free
  Fund                          (0.70)%         1.16%
  Colorado Tax Free Fund        (1.05)%         1.16%
  Minnesota Tax Free
  Fund                          (0.15)%         1.36%
  Missouri Tax Free Fund        (0.15)%         1.35%
  Nebraska Tax Free Fund        (0.72)%         1.15%
  Ohio Tax Free Fund            (0.63)%         1.16%
  Tax Free Fund                 (0.08)%         1.35%
--------------------------------------------------------




(1)In addition to the funds' total annual operating expenses that the funds bear directly, the funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the funds invest.


(2)Total Annual Fund Operating Expenses are based on the funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers. The funds' most recent annual report and financial highlights reflect the operating expenses of the funds and do not include Acquired Fund Fees and Expenses.



(3)The advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after waivers and excluding Acquired Fund Fees and Expenses, do not exceed 1.15% for Arizona Tax Free Fund, California Tax Free Fund, Colorado Tax Free Fund, Nebraska Tax Free Fund, and Ohio Tax Free Fund, and 1.35% for Minnesota Tax Free Fund, Missouri Tax Free Fund, and Tax Free Fund. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the funds' board of directors.




--------------------------------------------------------------------------------------------------------------------
                                                                                       Acquired
                                             Distribution and/or                      Fund Fees        Total Annual
                             Management        Service (12b-1)           Other           and          Fund Operating
CLASS Y                         Fees                 Fees              Expenses      Expenses(1)        Expenses(2)
--------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund         0.50%                None                0.88%          0.01%              1.39%
  California Tax Free
  Fund                          0.50%                None                0.70%          0.01%              1.21%
  Colorado Tax Free Fund        0.50%                None                1.05%          0.01%              1.56%
  Minnesota Tax Free
  Fund                          0.50%                None                0.35%          0.01%              0.86%
  Missouri Tax Free Fund        0.50%                None                0.35%            --               0.85%
  Nebraska Tax Free Fund        0.50%                None                0.72%            --               1.22%
  Ohio Tax Free Fund            0.50%                None                0.64%          0.01%              1.15%
  Tax Free Fund                 0.50%                None                0.28%            --               0.78%

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------
                              Less Fee           Net
CLASS Y                      Waivers(3)      Expenses(3)
--------------------------------------------------------
  Arizona Tax Free Fund         (0.88)%         0.51%
  California Tax Free
  Fund                          (0.70)%         0.51%
  Colorado Tax Free Fund        (1.05)%         0.51%
  Minnesota Tax Free
  Fund                          (0.15)%         0.71%
  Missouri Tax Free Fund        (0.15)%         0.70%
  Nebraska Tax Free Fund        (0.72)%         0.50%
  Ohio Tax Free Fund            (0.64)%         0.51%
  Tax Free Fund                 (0.08)%         0.70%

--------------------------------------------------------




(1)In addition to the funds' total annual operating expenses that the funds bear directly, the funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the funds invest.


(2)Total Annual Fund Operating Expenses are based on the funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers. The funds' most recent annual report and financial highlights reflect the operating expenses of the funds and do not include Acquired Fund Fees and Expenses.



(3)The advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after waivers and excluding Acquired Fund Fees and Expenses, do not exceed 0.50% for Arizona Tax Free Fund, California Tax Free Fund, Colorado Tax Free Fund, Nebraska Tax Free Fund, and Ohio Tax Free Fund, and 0.70% for Minnesota Tax Free Fund, Missouri Tax Free Fund, and Tax Free Fund. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the funds' board of directors.



                                    13
                    Prospectus - First American Tax Free Income Funds

Fund Summaries
Fees and Expenses continued



EXAMPLES These examples are intended to help you compare the cost of investing in each fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 for the time periods indicated, that your investment has a 5% return each year, and that each fund's operating expenses remain the same. Although your actual costs and returns may differ, based on these assumptions your costs would be:



CLASS A                                                     One Year       Three Years       Five Years       Ten Years
-----------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund                                      $  499           $  838          $  1,199         $  2,215
-----------------------------------------------------------------------------------------------------------------------
  California Tax Free Fund                                     $490             $794            $1,120           $2,041
-----------------------------------------------------------------------------------------------------------------------
  Colorado Tax Free Fund                                       $499             $872            $1,269           $2,378
-----------------------------------------------------------------------------------------------------------------------
  Minnesota Tax Free Fund                                      $509             $739            $  987           $1,698
-----------------------------------------------------------------------------------------------------------------------
  Missouri Tax Free Fund                                       $518             $746            $  992           $1,695
-----------------------------------------------------------------------------------------------------------------------
  Nebraska Tax Free Fund                                       $498             $802            $1,128           $2,049
-----------------------------------------------------------------------------------------------------------------------
  Ohio Tax Free Fund                                           $499             $789            $1,100           $1,980
-----------------------------------------------------------------------------------------------------------------------
  Tax Free Fund                                                $498             $710            $  939           $1,596






CLASS C (ASSUMING REDEMPTION AT END OF EACH PERIOD)         One Year       Three Years       Five Years       Ten Years
-----------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund                                      $  218           $  555          $  1,017         $  2,299
-----------------------------------------------------------------------------------------------------------------------
  California Tax Free Fund                                     $218             $517            $  941           $2,123
-----------------------------------------------------------------------------------------------------------------------
  Colorado Tax Free Fund                                       $218             $590            $1,089           $2,462
-----------------------------------------------------------------------------------------------------------------------
  Minnesota Tax Free Fund                                      $238             $462            $  810           $1,789
-----------------------------------------------------------------------------------------------------------------------
  Missouri Tax Free Fund                                       $237             $459            $  804           $1,778
-----------------------------------------------------------------------------------------------------------------------
  Nebraska Tax Free Fund                                       $217             $518            $  944           $2,132
-----------------------------------------------------------------------------------------------------------------------
  Ohio Tax Free Fund                                           $218             $502            $  911           $2,053
-----------------------------------------------------------------------------------------------------------------------
  Tax Free Fund                                                $237             $445            $  774           $1,706





CLASS C (ASSUMING NO REDEMPTION AT END OF EACH PERIOD)      One Year       Three Years       Five Years       Ten Years
-----------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund                                      $  118           $  555          $  1,017         $  2,299
-----------------------------------------------------------------------------------------------------------------------
  California Tax Free Fund                                     $118             $517            $  941           $2,123
-----------------------------------------------------------------------------------------------------------------------
  Colorado Tax Free Fund                                       $118             $590            $1,089           $2,462
-----------------------------------------------------------------------------------------------------------------------
  Minnesota Tax Free Fund                                      $138             $462            $  810           $1,789
-----------------------------------------------------------------------------------------------------------------------
  Missouri Tax Free Fund                                       $137             $459            $  804           $1,778
-----------------------------------------------------------------------------------------------------------------------
  Nebraska Tax Free Fund                                       $117             $518            $  944           $2,132
-----------------------------------------------------------------------------------------------------------------------
  Ohio Tax Free Fund                                           $118             $502            $  911           $2,053
-----------------------------------------------------------------------------------------------------------------------
  Tax Free Fund                                                $137             $445            $  774           $1,706





CLASS Y                                                     One Year       Three Years       Five Years       Ten Years
-----------------------------------------------------------------------------------------------------------------------
  Arizona Tax Free Fund                                       $  52           $  353           $  676          $  1,592
-----------------------------------------------------------------------------------------------------------------------
  California Tax Free Fund                                      $52             $315             $598            $1,404
-----------------------------------------------------------------------------------------------------------------------
  Colorado Tax Free Fund                                        $52             $389             $750            $1,767
-----------------------------------------------------------------------------------------------------------------------
  Minnesota Tax Free Fund                                       $73             $259             $462            $1,047
-----------------------------------------------------------------------------------------------------------------------
  Missouri Tax Free Fund                                        $72             $256             $457            $1,035
-----------------------------------------------------------------------------------------------------------------------
  Nebraska Tax Free Fund                                        $51             $316             $601            $1,413
-----------------------------------------------------------------------------------------------------------------------
  Ohio Tax Free Fund                                            $52             $302             $571            $1,340
-----------------------------------------------------------------------------------------------------------------------
  Tax Free Fund                                                 $72             $241             $425            $  959





                                    14
                    Prospectus - First American Tax Free Income Funds

More About the Funds
Investment Strategies and Other Investment Matters

OBJECTIVES

The funds' objectives, which are described in the "Fund Summaries" section, may be changed without shareholder approval. If a fund's objective changes, you will be notified at least 60 days in advance. Please remember, there is no guarantee that any fund will achieve its objective.

INVESTMENT STRATEGIES

The funds' principal investment strategies are discussed in the "Fund Summaries" section. These are the strategies that the funds' investment advisor believes are most likely to be important in trying to achieve the funds' objectives. This section provides more information about some of the funds' principal and non-principal investment strategies. You should be aware that each fund may also use strategies and invest in securities that are not described in this prospectus, but that are described in the Statement of Additional Information (SAI). For a copy of the SAI, call Investor Services at 800 677-FUND.



Investment Approach. In selecting securities for the funds, fund managers first determine their economic outlook and the direction in which inflation and interest rates are expected to move. In selecting individual securities consistent with this outlook, the fund managers evaluate factors such as credit quality, yield, maturity, liquidity, and portfolio diversification. In the case of Tax Free Fund, geographical diversification is also a factor. Fund managers conduct research on potential and current holdings in the funds to determine whether a fund should purchase or retain a security. This is a continuing process the focus of which changes according to market conditions, the availability of various permitted investments, and cash flows into and out of the funds.

Municipal Securities. Municipal securities are issued to finance public infrastructure projects such as streets and highways, schools, water and sewer systems, hospitals, and airports. They also may be issued to refinance outstanding obligations as well as to obtain funds for general operating expenses and for loans to other public institutions and facilities.

The funds may invest in municipal securities such as "general obligation" bonds, "revenue" bonds, and participation interests in municipal leases. General obligation bonds are backed by the full faith, credit, and taxing power of the issuer. Revenue bonds are payable only from the revenues generated by a specific project or from another specific revenue source. Participation interests in municipal leases are undivided interests in a lease, installment purchase contract, or conditional sale contract entered into by a state or local government unit to acquire equipment or facilities.

The municipal securities in which the funds invest may include refunded bonds and zero coupon bonds. Refunded bonds may have originally been issued as general obligation or revenue bonds, but become "refunded" when they are secured by an escrow fund, usually consisting entirely of direct U.S. government obligations and/or U.S. government agency obligations. Zero coupon bonds are issued at substantial discounts from their value at maturity and pay no cash income to their holders until they mature. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value.

Ratings. The funds have investment strategies requiring them to invest in municipal securities that have received a particular rating from a rating service such as Moody's or Standard & Poor's. Any reference in this prospectus to a specific rating encompasses all gradations of that rating. For example, if the prospectus says that a fund may invest in securities rated as low as B, the fund may invest in securities rated B-.

Temporary Investments. In an attempt to respond to adverse market, economic, political, or other conditions, each fund may temporarily invest without limit in cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities, including securities which pay income that is subject to federal and state income tax. These investments may include money market funds advised by the funds' advisor. Because these investments may be taxable, and may result in a lower yield than would be available from investments with a lower quality or longer term, they may prevent a fund from achieving its investment objective.

Portfolio Turnover. Fund managers may trade securities frequently, resulting, from time to time, in an annual portfolio turnover rate of over 100%. Trading of securities may produce capital gains, which are taxable to shareholders when distributed. Active trading may also increase the amount of commissions or mark-ups to broker-dealers that the fund pays when it buys and sells securities. The "Financial Highlights" section of this prospectus shows each fund's historical portfolio turnover rate.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the funds' policies and procedures with respect to the disclosure of each fund's portfolio securities is available in the funds' SAI.


                                    15
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares

GENERAL


You may purchase, redeem, or exchange shares of the funds on any day when the New York Stock Exchange (NYSE) is open, except that shares cannot be purchased by wire transfer on days that federally chartered banks are closed. Purchases, redemptions and exchanges may be restricted in the event of an early or unscheduled close of the NYSE, as permitted by the Securities and Exchange Commission (SEC).


The funds have authorized certain investment professionals and financial institutions ("financial intermediaries") to accept purchase, redemption, or exchange orders on their behalf. Your purchase or redemption price will be based on that day's net asset value (NAV) per share if your order is received by the funds or an authorized financial intermediary in proper form prior to the time the funds calculate their NAV. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Calculating Net Asset Value" below. Contact your financial intermediary to determine the time by which it must receive your order to be assured same day processing. To make sure your order is in proper form, you must follow the instructions set forth below under "Purchase, Redemption and Exchange Procedures."


Some financial intermediaries may charge a fee for helping you purchase, redeem or exchange shares. Contact your financial intermediary for more information. No such fee will be imposed if you purchase shares directly from the funds.


CHOOSING A SHARE CLASS

The funds issue their shares in three classes -- Class A, Class C and Class Y shares -- with each class having a different cost structure. Class A and Class C shares (the "Retail Share Classes") are generally available to investors. You should decide which share class best suits your needs.

Eligibility to Invest in Class Y Shares


Class Y shares are offered to group retirement and employee benefit plans and to certain persons who are charged fees for advisory, investment, consulting or similar services by a financial intermediary or other service provider. Such persons may include, but are not limited to, individuals, corporations, and endowments.


Class Share Overview

                     Front-End      Contingent
                   Sales Charge   Deferred Sales      Annual 12b-1 Fees
                      (FESC)       Charge (CDSC)   (as a % of net assets)
-------------------------------------------------------------------------
Class A                4.25%(1)        0.00%(2)             0.25%
Class C(3)             None            1.00%(4)             0.65%
Class Y                None            None                 None
-------------------------------------------------------------------------


(1)The FESC is reduced for larger purchases. See "Determining Your Share Price -- Class A Shares" below.

(2)Class A share investments of $1 million or more on which no FESC is paid may be subject to a 1% CDSC.

(3)Class C shares do not convert to Class A shares so they will continue to have higher annual expenses than Class A shares for as long as you hold them.

(4)A 1.00% CDSC applies if you redeem your Class C shares within 12 months of purchase.


Between the Retail Share Classes, Class A shares may be a better choice if your investment qualifies for a reduced sales charge. You should not place Class C share orders that would cause your total investment in First American Funds Class A, Class B (for funds that offered such share class prior to July 1, 2008), and Class C shares (not including First American money market funds) to equal or exceed $1 million dollars, using the aggregation principles discussed below under "Determining Your Share Price -- Class A Shares -- Reducing Your Sales Charge on Class A Shares." To the extent operationally possible, these orders will be automatically rejected.


Class Y shares are generally a better choice than a Retail Share Class if you are eligible to purchase this share class.

DETERMINING YOUR SHARE PRICE


Because the current prospectus and Statement of Additional Information are available on First American Funds' website free of charge, we do not disclose the following share class information separately on the website.


Class A Shares

Your purchase price for Class A shares is typically the net asset value of your shares, plus a front-end sales charge. Sales charges vary depending on the amount of your purchase. The sales charge you pay may differ slightly from the amount set forth below because of rounding that occurs in the calculation used to determine your sales charge.

                                    Sales Charge
                            ----------------------------
                                                  As a %
                             As a %               of Net
                               of                 Amount
                            Offering             Invest-
PURCHASE AMOUNT               Price                 ed
--------------------------------------------------------
Less than $50,000             4.25%               4.44%
$50,000 - $99,999             4.00%               4.17%
$100,000 - $249,999           3.50%               3.63%
$250,000 - $499,999           2.50%               2.56%
$500,000 - $999,999           2.00%               2.04%
$1 million and over           0.00%               0.00%




                                    16
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued


Reducing Your Sales Charge on Class A Shares.
As shown in the preceding table, larger purchases of Class A shares reduce the percentage sales charge you pay. In determining whether you are entitled to pay a reduced sales charge, you may aggregate certain other purchases with your current purchase, as follows.


Prior Purchases. Prior purchases of Class A, Class B (for funds that offered such share class prior to July 1, 2008), and Class C shares of any First American Fund (except a money market fund) will be factored into your sales charge calculation. You will receive credit for the current net asset value of the other Class A, Class B, and Class C shares you hold at the time of your purchase, including shares held in individual retirement, custodial or personal trust accounts. For example, let's say you're making a $10,000 investment and you already own other First American Fund Class A shares that are currently valued at $45,000. You will receive credit for the current value of these shares and your sales charge will be based on a total purchase amount of $55,000. If the current net asset value of your shares is less than their original purchase price, you may receive credit for their original purchase price instead, but only if you provide a written request to the funds and provide them with the records necessary to demonstrate the shares' purchase price.



Purchases by Related Accounts. Concurrent and prior purchases by certain other accounts of Class A, Class B (for funds that offered such share class prior to July 1, 2008), and Class C shares of any First American Fund (except a money market fund) also will be combined with your purchase to determine your sales charge. The fund will combine purchases made by you, your spouse or domestic partner, and your dependent children when it calculates the sales charge, including purchases in individual retirement, custodial and personal trust accounts.



Letter of Intent. If you plan to make an aggregate investment of $50,000 or more over a 13-month period in Class A or Class C shares of one or more First American Funds, other than the money market funds, you may reduce your sales charge for Class A purchases by signing a non-binding letter of intent. If you do not fulfill the letter of intent, you must pay the applicable sales charge. In addition, if you reduce your sales charge to zero under a letter of intent and then sell your Class A shares within 18 months of their purchase, you may be charged a contingent deferred sales charge of 1%. See "Class A Share Investments of Over $1 Million" below.


It is your responsibility to determine whether you are entitled to pay a reduced sales charge. The fund is not responsible for making this determination. To receive a reduced sales charge, you must notify the fund at the time of the purchase order that a quantity discount may apply to your current purchase. If you purchase shares by mail, you must notify the fund in writing. Otherwise, simply inform your financial intermediary, or Investor Services if you are purchasing shares directly from the funds, and they will notify the fund.

You should provide your financial intermediary with information or records regarding any other accounts in which there are holdings eligible to be aggregated, including:

- all of your accounts at your financial intermediary.

- all of your accounts at any other financial intermediary.

- all accounts of any related party (such as a spouse or dependent child) held with any financial intermediary.

You should keep the records necessary to demonstrate the purchase price of shares held in these accounts since neither the fund and its transfer agent nor your financial intermediary may have this information.

More information on these ways to reduce your sales charge appears in the SAI.

Purchasing Class A Shares Without a Sales Charge. The following persons may purchase a fund's Class A shares at net asset value without a sales charge:

- directors, advisory board members, full-time employees and retirees of the advisor and its affiliates.

- current and retired officers and directors of the funds.

- full-time employees of any broker-dealer authorized to sell fund shares.

- full-time employees of the fund's counsel.

- members of the immediate families of any of the foregoing (i.e., a spouse or domestic partner and any dependent children).

- persons who purchase the funds through "one-stop" mutual fund networks through which the funds are made available.

- persons participating in a fee-based program sponsored and maintained by a registered broker-dealer.

- trust companies and bank trust departments acting in a fiduciary, advisory, agency, custodial or similar capacity.


- persons who hold shares of a First American money market fund pursuant to an arrangement, which has subsequently terminated, under which the money market fund had served as a cash investment option for another mutual fund family, but only with respect to exchanges of those shares (including shares representing reinvested dividends) for shares of other First American funds.



- persons who held shares of a tax free income fund of another mutual fund family, where such other fund was subsequently liquidated or merged into another mutual fund, or where the liquidation or merger is pending, provided the purchase of Class A shares is made prior to June 30, 2009.



- group retirement and employee benefit plans.



                                    17
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued


You must notify the funds or your financial intermediary if you are eligible to purchase Class A shares without a sales charge.

Reinvesting After a Redemption. If you redeem Class A shares of a First American Fund (except money market fund shares on which you have not paid a sales charge), you may reinvest in Class A shares of that fund or another First American fund within 180 days without a sales charge. To reinvest in Class A shares at net asset value (without paying a sales charge), you must notify the fund directly in writing or notify your financial intermediary.

Class A Share Investments of Over $1 Million. There is no initial sales charge on Class A share purchases of $1 million or more (including purchases that reach the $1 million level as a result of aggregating prior purchases and purchases by related accounts). However, your financial intermediary may receive a commission of up to 1% on your purchase. If such a commission is paid, you will be assessed a contingent deferred sales charge (CDSC) of 1% if you sell your shares within 18 months. The CDSC you pay may differ slightly from this amount because of rounding that occurs in the calculation used to determine your CDSC. To find out whether you will be assessed a CDSC, ask your financial intermediary.


The CDSC is based on the value of your shares at the time of purchase in the case of a partial redemption. If you redeem all of your shares, the CDSC is based on the value of your shares at the time of purchase or at the time of redemption, whichever is less. The charge does not apply to shares you acquired by reinvesting your dividend or capital gain distributions. To help lower your costs, Class A shares that are not subject to a CDSC will be redeemed first. The CDSC will be waived in the circumstances described below under "Waiving Contingent Deferred Sales Charges."


Class C Shares

Your purchase price for Class C shares is their net asset value -- there is no front-end sales charge. However, if you redeem your shares within 12 months of purchase, you will be assessed a CDSC of 1% of the value of your shares at the time of purchase or at the time of sale, whichever is less. The CDSC you pay may differ slightly from this amount because of rounding that occurs in the calculation used to determine your CDSC. The CDSC does not apply to shares you acquired by reinvesting your dividend or capital gain distributions. To help lower your costs, Class C shares that are not subject to a CDSC will be redeemed first. The CDSC will be waived in the circumstances described below under "Waiving Contingent Deferred Sales Charges."

Waiving Contingent Deferred Sales Charges

CDSCs on Class A and Class C share redemptions will be waived for:

- redemptions following the death or disability (as defined in the Internal Revenue Code) of a shareholder.

- redemptions that equal the minimum required distribution from an IRA or other retirement plan to a shareholder who has reached the age of 70 1/2.

- redemptions through a systematic withdrawal plan, at a rate of up to 12% a year of your account's value. The systematic withdrawal limit will be based on the market value of your account at the time of each withdrawal.

- redemptions required as a result of over-contribution to an IRA plan.

Class Y Shares

Your purchase price for Class Y shares is their net asset value. This share class does not have a front-end sales charge or a CDSC.

12B-1 FEES

Each fund has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act that allows each fund to pay the fund's distributor an annual fee for the distribution and sale of its shares and/or for services provided to shareholders. The funds do not pay 12b-1 fees on Class Y shares. The 12b-1 fees paid by the funds are designated as distribution fees and/or shareholder servicing fees, as described here.


                                   Annual 12b-1 Fees
                               -------------------------
                                             Shareholder
                               Distribution   Servicing
                                    Fee          Fee
--------------------------------------------------------
Class A(1)                         None          0.25%
Class C                            0.40%         0.25%
Class Y                            None          None
--------------------------------------------------------




(1)The advisor has agreed to reimburse an amount of Class A share 12b-1 fees equal to 0.10%, 0.10%, and 0.20% of average daily net assets for California Tax Free Fund, Minnesota Tax Free Fund, and Tax Free Fund, respectively, through October 31, 2009.


Because 12b-1 fees are paid out of a fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

COMPENSATION PAID TO FINANCIAL INTERMEDIARIES

The funds' distributor receives any front-end sales charge or CDSC that you pay and any 12b-1 fees paid by the funds. From this revenue, the distributor will pay financial intermediaries for the services they provide. The funds' advisor and/or distributor may make additional payments to intermediaries from their own assets, as described below under "Additional Payments to Financial Intermediaries."


                                    18
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued


Sales Charge Reallowance

The distributor pays (or "reallows") a portion of the front-end sales charge on Class A shares to your financial intermediary, as follows:

                                     Maximum
                                   Reallowance
                                    as a % of
Purchase Amount                  Purchase Price
------------------------------------------------
Less than $50,000                     4.00%
$50,000 - $99,999                     3.75%
$100,000 - $249,999                   3.25%
$250,000 - $499,999                   2.25%
$500,000 - $999,999                   1.75%
$1 million and over                   0.00%


Sales Commissions


There is no initial sales charge on Class A share purchases of $1 million or more. However, your financial intermediary may receive a commission of up to 1% on your purchase. Although you pay no front-end sales charge when you buy Class C shares, the funds' distributor pays a sales commission of 1.00% of the amount invested to intermediaries selling Class C shares.


12b-1 Fees

The funds' distributor uses the 12b-1 shareholder servicing fee to compensate financial intermediaries for administrative services performed on behalf of the intermediaries' customers. These intermediaries receive shareholder servicing fees of 0.25% of a fund's Class A share and 0.15% of a fund's Class C share average daily net assets attributable to shares sold through them. For Class A shares, the distributor begins to pay shareholder servicing fees to these intermediaries immediately after you purchase shares. For Class C shares, the distributor begins to pay shareholder servicing fees to these intermediaries one year after you purchase shares, but only if you continue to hold the shares at that time. In both cases, the intermediaries continue to receive these fees for as long as you hold fund shares.

The funds' distributor uses the 12b-1 distribution fee to compensate financial intermediaries for the sale of fund shares to their customers. The funds' distributor pays intermediaries that sell Class C shares a 0.50% annual distribution fee beginning one year after the shares are sold.

Additional Payments to Financial Intermediaries




The advisor and/or the distributor may pay additional compensation to financial intermediaries out of their own resources to selected intermediaries for the purposes of promoting the sale of fund shares, maintaining share balances and/or for sub-accounting, administrative or shareholder processing services. The amounts of these payments could be significant, and may create an incentive for the intermediary or its representatives to recommend or offer shares of the funds to you. The intermediary may elevate the prominence or profile of the funds within the intermediary's organization by, for example, placement on a list of preferred or recommended funds, and/or granting the advisor and/or the distributor preferential or enhanced opportunities to promote the funds in various ways within the intermediary's organization. These payments are not reflected in the fees and expenses listed in the "Fund Summaries" section of the prospectus because they are not paid by the funds.



These payments are negotiated and may be based on such factors as the number or value of First American Fund shares that the intermediary sells or may sell; the value of the assets invested in the First American Funds by the intermediary's customers; the type and nature of services or support furnished by the intermediary; and/or other measures as determined from time to time by the advisor and/or distributor. Such payments are generally asset based but also may include the payment of a lump sum for services provided. In addition, the advisor and/or the distributor may make payments to reimburse selected intermediaries for items such as ticket charges (i.e., fees that an intermediary charges its representatives for effecting transactions in fund shares), operational charges, literature printing and/or distribution costs, and networking fees.



The advisor and/or distributor may make other payments or allow other promotional incentives to financial intermediaries to the extent permitted by SEC and FINRA rules and by other applicable laws and regulations.


You can ask your financial intermediary for information about any payments it receives from the advisor and/or the distributor and from the funds, and any services your intermediary provides, as well as about fees and/or commissions your intermediary charges. You can also find more details about payments made by the advisor, and/or the distributor in the funds' SAI.

PURCHASE, REDEMPTION, AND EXCHANGE PROCEDURES

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

As a result, when you open an account, we will ask for your name, permanent street address, date of birth, and social security or taxpayer identification number. Addresses containing a P.O. Box only will not be accepted. We may also ask for other identifying documents or information.


                                    19
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued


Purchasing Class A and Class C Shares

You can become a shareholder in any of the funds by making the following minimum initial or additional investments.

                                  Minimum       Minimum
                                  Initial     Additional
Account Types                   Investment    Investment
--------------------------------------------------------
Uniform Gift to Minors Act
(UGMA)/Uniform Transfers to
Minors Act (UTMA) accounts        $  500         $ 25
All other accounts                $1,000         $100



The funds reserve the right to waive or lower purchase minimums under certain circumstances and to reject any purchase order. As of January 1, 2009, the minimum initial investment will increase to $2,500 for all accounts and additional investments will be allowed for as little as $100 for all accounts.



By Phone. You can purchase shares by calling your financial intermediary, if it has a sales agreement with the funds' distributor. Once the initial minimum investment has been made, you can also place purchase orders in amounts equal to or greater than the minimum additional investment amount for your account type by calling Investor Services at 800 677-FUND. Funds will be transferred electronically from your bank account through the Automated Clearing House (ACH) network. Before making a purchase by electronic funds transfer, you must submit a new account form to the funds and elect this option. Be sure to include all of your banking information on the form.



By Wire. You can purchase shares by making a wire transfer from your bank. Before making an initial investment by wire, you must submit a new account form to the funds. After receiving your form, a service representative will contact you with your account number and wiring instructions. Your order will be priced at the next NAV, or public offering price as applicable based on your share class, calculated after the funds' custodian receives your payment by wire. Before making any additional purchases by wire, you should call Investor Services at 800 677-FUND. You cannot purchase shares by wire on days when federally chartered banks are closed.


By Mail. To purchase shares by mail, simply complete and sign a new account form, enclose a check made payable to the fund you wish to invest in, and mail both to:

REGULAR U.S. MAIL:            OVERNIGHT EXPRESS MAIL:
--------------------------    --------------------------
First American Funds          First American Funds
P.O. Box 3011                 615 East Michigan Street
Milwaukee, WI 53201-3011      Milwaukee, WI 53202


After you have established an account, you may continue to purchase shares by mailing your check to First American Funds at the same address.

Please note the following:

- All purchases must be drawn on a bank located within the United States and payable in U.S. dollars to First American Funds.


- Cash, money orders, cashier's checks in amounts less than $10,000, third-party checks, Treasury checks, credit card checks, traveler's checks, starter checks, and credit cards will not be accepted. We are unable to accept post dated checks, post dated on time bill pay checks, or any conditional order or payment.



- If a check or ACH transaction does not clear your bank, the funds reserve the right to cancel the purchase, and you may be charged a fee of $25 per check or transaction. You could be liable for any losses or fees incurred by the fund as a result of your check or ACH transaction failing to clear.


By Systematic Investment Plan. To purchase shares as part of a savings discipline, you may add to your investment on a regular basis:

- by having $100 or more ($25 for a retirement plan or a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account) automatically withdrawn from your bank account on a periodic basis and invested in fund shares, or

- through automatic monthly exchanges of your fund into another First American fund of the same class.

You may apply for participation in either of these programs through your financial intermediary or by calling Investor Services at 800 677-FUND.

Redeeming Class A and Class C Shares

When you redeem shares, the proceeds are normally sent on the next business day, but in no event more than seven days, after your request is received in proper form.

By Phone. If you purchased shares through a financial intermediary, simply call them to redeem your shares.


If you did not purchase shares through a financial intermediary, you may redeem your shares by calling Investor Services at 800 677-FUND. Proceeds can be wired to your bank account (if you have previously supplied your bank account information to the fund) or sent to you by check. The funds charge a $15 fee for wire redemptions, but have the right to waive this fee for shares redeemed through certain financial intermediaries and by certain individuals. Proceeds also can be sent directly to your bank or brokerage account via electronic funds transfer if your bank or brokerage firm is a member of the ACH network. Credit is usually available within 2-3 business days. The First American Funds reserve the right to limit telephone redemptions to $50,000 per account per day.



                                    20
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued


If you recently purchased your shares by check or through the ACH network, proceeds from the sale of those shares may not be available until your check or ACH payment has cleared, which may take up to 15 calendar days from the date of purchase.

By Mail. To redeem shares by mail, send a written request to your financial intermediary, or to the fund at the following address:

REGULAR U.S. MAIL:            OVERNIGHT EXPRESS MAIL:
--------------------------    --------------------------
First American Funds          First American Funds
P.O. Box 3011                 615 East Michigan Street
Milwaukee, WI 53201-3011      Milwaukee, WI 53202


Your request should include the following information:

- name of the fund

- account number

- dollar amount or number of shares redeemed

- name on the account

- signatures of all registered account owners


After you have established your account, signatures on a written request must be guaranteed if:



- you would like redemption proceeds to be paid to any person, address, or bank account other than that on record.


- you would like the redemption check mailed to an address other than the address on the fund's records, or you have changed the address on the fund's records within the last 30 days.

- your redemption request is in excess of $50,000.

- bank information related to an automatic investment plan, telephone purchase or telephone redemption is changed.

In addition to the situations described above, the funds reserve the right to require a signature guarantee in other instances based on the circumstances of a particular situation.

A signature guarantee assures that a signature is genuine and protects shareholders from unauthorized account transfers. Banks, savings and loan associations, trust companies, credit unions, broker-dealers, and member firms of a national securities exchange may guarantee signatures. Call your financial intermediary to determine if it has this capability. A notary public is not an acceptable signature guarantor.

Proceeds from a written redemption request will be sent to you by check unless another form of payment is requested.


By Wire. You can call or write to have redemption proceeds sent to a bank account. See the policies for redeeming shares by phone or by mail. Before requesting to have redemption proceeds sent to a bank account, please make sure the funds have your bank account information on file. If the funds do not have this information, you will need to send written instructions with your bank's name and a voided check or pre-printed savings account deposit slip. You must provide written instructions signed by all fund and bank account owners, and each individual must have their signature guaranteed.


By Systematic Withdrawal Plan. If your account has a value of $5,000 or more, you may redeem a specific dollar amount from your account on a regular basis. You may set up systematic withdrawals when you complete a new account form or by calling your financial intermediary.

You should not make systematic withdrawals if you plan to continue investing in a fund, due to sales charges and tax liabilities.

Exchanging Class A and Class C Shares

If your investment goals or your financial needs change, you may move from one First American Fund to another First American Fund. There is no fee to exchange shares.

Generally, you may exchange your shares only for the same class of shares of the other fund, with certain exceptions, including:

- You may exchange your Class A shares for Class Y shares of the same or another First American Fund if you subsequently become eligible to purchase Class Y shares.

- If you are no longer eligible to hold Class Y shares, you may exchange your shares for Class A shares at net asset value. Class A shares have higher expenses than Class Y shares.

Exchanges are made based on the net asset value per share of each fund at the time of the exchange. When you exchange your Class A shares of one of the funds for Class A shares of another First American Fund, you do not have to pay a sales charge. When you exchange your Class C shares for Class C shares of another First American Fund, the time you held the shares of the "old" fund will be added to the time you hold the shares of the "new" fund for purposes of determining your CDSC.

Before exchanging into any fund, be sure to read its prospectus carefully. A fund may change or cancel its exchange policies at any time. You will be notified of any changes. The funds have the right to limit exchanges that are deemed to constitute short-term trading. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Short-Term Trading of Fund Shares" below.

By Phone. If both funds have identical shareholder registrations, you may exchange shares by calling your financial intermediary or by calling the funds directly at 800 677-FUND.

By Mail. To exchange shares by written request, please follow the procedures under "Redeeming Class A and Class C Shares" above. Be sure to include the names of both funds involved in the exchange.


                                    21
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



By Systematic Exchange Plan. You may add to your investment on a regular basis through automatic monthly exchanges of one First American fund into another First American fund of the same class. You may apply for participation in this program through your financial intermediary or by calling Investor Services at 800 677-FUND.


Purchasing, Redeeming, and Exchanging Class Y Shares

You may purchase or redeem shares by calling your financial intermediary. When purchasing shares, payment must be made by wire transfer, which can be arranged by your financial intermediary. You cannot purchase shares by wire on days when federally chartered banks are closed. The funds reserve the right to impose minimum investment amounts on clients of financial intermediaries that charge the funds or the advisor transaction or recordkeeping fees.

If the fund or an authorized financial intermediary receives your redemption request by 3:00 p.m. Central time, payment of your redemption proceeds will ordinarily be made by wire on the next business day. It is possible, however, that payment could be delayed by up to seven days.

Exchanging Class Y Shares. If your investment goals or your financial needs change, you may exchange your shares for Class Y shares of another First American Fund. Exchanges are made at the net asset value per share of each fund at the time of the exchange. There is no fee to exchange shares. If you are no longer eligible to hold Class Y shares, you may exchange your shares for Class A shares at net asset value. Class A shares have higher expenses than Class Y shares.

To exchange your shares, call your financial intermediary.

Before exchanging into any fund, be sure to read its prospectus carefully. A fund may change or cancel its exchange policies at any time. You will be notified of any changes. The funds have the right to limit exchanges that are deemed to constitute short-term trading. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Short-Term Trading of Fund Shares" below.

Systematic Transactions. You may add to your investment, or redeem a specific dollar amount from your account, on a regular, automatic basis through a systematic investment or withdrawal plan. You may also move from one First American Fund to another First American Fund of the same class on a regular basis through automatic monthly exchanges. You may apply for participation in these programs through your financial intermediary.

You should not make systematic withdrawals if you plan to continue investing in a fund, due to sales charges and tax liabilities.

ADDITIONAL INFORMATION ON PURCHASING, REDEEMING, AND EXCHANGING SHARES

Calculating Net Asset Value


The funds generally calculate their NAV as of 3:00 p.m. Central time every day the New York Stock Exchange is open. The fund does not calculate its NAV on national holidays, or any other days, on which the NYSE is closed for trading.


A fund's NAV is equal to the market value of its investments and other assets, less any liabilities, divided by the number of fund shares. Security valuations for the funds' investments are furnished by one or more independent pricing services that have been approved by the funds' board of directors. If market prices are not readily available for an investment or if the advisor believes they are unreliable, fair value prices may be determined in good faith using procedures approved by the funds' board of directors. Under these procedures, fair values are generally determined by a pricing committee appointed by the board of directors. The types of securities for which such fair value pricing might be required include, but are not limited to:


- Securities where an event occurs after the close of the market in which such security principally trades, but before NAV is determined, that will affect the value of such security, or the closing value is otherwise deemed unreliable;


- Securities whose trading has been halted or suspended;

- Fixed-income securities that have gone into default and for which there is no current market value quotation; and

- Securities with limited liquidity, including certain high-yield securities or securities that are restricted as to transfer or resale.

Valuing securities at fair value involves greater reliance on judgment than valuing securities that have readily available market quotations. There can be no assurance that a fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the fund determines its NAV per share.

Short-Term Trading of Fund Shares


The funds discourage purchases and redemptions of their shares in response to short-term fluctuations in the securities markets. The funds' board of directors has adopted policies and procedures designed to detect and deter short-term trading in the funds' shares that may disadvantage long-term fund shareholders. These policies are described below. The funds will not knowingly accommodate trading in the funds' shares in violation of these policies.


Risks Associated with Short-Term Trading. Short-term trading in a fund's shares, particularly in larger amounts, may be detrimental to long-term shareholders of the fund. Depending on various factors, including the size of a fund, the

                                    22
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



amount of assets the fund typically maintains in cash or cash equivalents, the dollar amount and number and frequency of trades, and the types of securities in which the fund typically invests, short-term trading may interfere with the efficient management of the fund's portfolio, increase the fund's transaction costs, administrative costs and taxes, and/or impact the fund's performance.

In addition, the nature of a fund's portfolio holdings may allow a shareholder engaging in a short-term trading strategy to take advantage of possible delays between the change in the value of a fund's portfolio holdings and the reflection of that change in the net asset value of the fund's shares. Such a delay may occur in funds that have significant investments in foreign securities, where the value of those securities is established some time before the fund calculates its own share price, or in funds that hold significant investments in small-cap securities, high-yield (junk) bonds and other types of investments that may not be frequently traded. This type of short-term trading is sometimes referred to as "arbitrage market timing," and there is the possibility that such trading may dilute the value of fund shares if redeeming shareholders receive proceeds (and buying shareholders receive shares) based upon net asset values which do not reflect appropriate fair value prices.

Short-Term Trading Policies. The funds' advisor monitors trading in fund shares in an effort to identify short-term trading activity that may disadvantage long-term shareholders. Only transactions that exceed a certain dollar threshold that has been determined to be potentially disruptive to the management of a fund are subject to monitoring. It is the policy of the funds to permit no more than one round trip by an investor during any 90-calendar-day period. A round trip is defined as a purchase into or redemption out of a fund (including purchases or redemptions accomplished by an exchange) paired with an opposite direction redemption out of or purchase into the same fund within 10 calendar days, in a dollar amount that exceeds the monitoring threshold. If the advisor determines that a shareholder has made more than one round trip during any 90-calendar-day period, the shareholder conducting such trading will, in less serious instances, be given an initial warning to discontinue such trading. In more serious instances (generally involving larger dollar amounts), or in the case of a second violation after an initial warning has been given, the shareholder may be temporarily or permanently barred from making future purchases into one or all of the funds or, alternatively, the funds may limit the amount, number or frequency of any future purchases and/or the method by which the shareholder may request future purchases (including purchases by an exchange or transfer between a fund and any other fund). In addition to the foregoing sanctions, the funds reserve the right to reject any purchase order at any time and for any reason, without prior written notice. The funds also reserve the right to revoke the exchange privileges of any person at any time and for any reason. In making determinations concerning the rejection of purchase orders and the revocation of exchange privileges, and in considering which sanctions to impose, the funds may consider an investor's trading history in any of the First American Funds, in non-First American mutual funds, or in accounts under a person's common ownership or control.

Certain transactions are not subject to the funds' short-term trading policies. These include transactions such as systematic redemptions and purchases; retirement plan contributions, loans and distributions (including hardship withdrawals); purchase transactions involving transfers of assets, rollovers, Roth IRA conversions and IRA re-characterizations; regular portfolio re-balancings in fee-based programs of registered investment advisors, financial planners and registered broker-dealers; and similar transactions.




Fund shares are frequently held through omnibus account arrangements, whereby a broker-dealer, investment advisor, retirement plan sponsor or other financial intermediary maintains an omnibus account with a fund for trading on behalf of its customers. The funds generally seek to apply their short-term trading policies and procedures to these omnibus account arrangements, and monitor trading activity at the omnibus account level to attempt to identify disruptive trades. Under agreements that the funds (or the funds' distributor) have entered into with intermediaries, the funds may request transaction information from intermediaries at any time in order to determine whether there has been short-term trading by the intermediaries' customers. The funds will request that the intermediary provide additional account level detail (or participant level detail in the case of retirement plans) to the funds if more than one round trip in any 90 day period is detected at the omnibus or plan level and such round trips appear to be (a) attributable to an individual shareholder or plan participant and (b) potentially detrimental to the respective fund and its shareholders based on such factors as the time between transactions, the size of the transactions and the type of fund involved. If short-term trading is detected at the individual account or participant level, the funds will request that the intermediary take appropriate action to curtail the activity. If the intermediary does not take action, the funds will take such steps as are reasonably practicable to curtail the excessive trading, including terminating the relationship with the intermediary if necessary. An intermediary may apply its own short-term trading policies and procedures, which may be more or less restrictive than the funds' policies and procedures. If you purchase or sell fund shares through an intermediary, you should contact them to determine whether they impose different requirements or restrictions.


Telephone Transactions

The funds and their agents will not be responsible for any losses that may result from acting on wire or telephone instructions that they reasonably believe to be genuine. The funds and their agents will each follow reasonable procedures to confirm that instructions received by telephone are genuine, which may include taping telephone conversations.


                                    23
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



Once a telephone transaction has been placed, it cannot be canceled or modified.


It may be difficult to reach the funds by telephone during periods of unusual market activity. If you are unable to reach the funds or their agents by telephone, please consider sending written instructions.

Accounts with Low Balances




The funds reserve the right to liquidate or assess a low balance fee to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation.



Annually, on or about the second Wednesday of August, the funds will assess a $15 low balance fee to certain retirement accounts, education savings plans, and UGMA/UTMA accounts that have balances under the account balance minimum. At the same time, other accounts with balances under the account balance minimum will be liquidated, with proceeds being mailed to the address of record. Shareholders will receive a communication reminding them of this scheduled action in their second quarter account statements, thereby providing time to ensure that balances are at or above the account balance minimum prior to the assessment of the low balance fee or liquidation of low balance accounts.



Redemption in Kind


Generally, proceeds from redemption requests will be paid in cash. However, to minimize the effect of large redemption requests on a fund and its remaining shareholders, if you redeem more than $250,000 of a fund's assets within a 30-day period, each fund reserves the right to pay part or all of the proceeds from a redemption request in a proportionate share of securities from the fund's portfolio instead of cash. The advisor will value these securities in accordance with the pricing methods employed to calculate the fund's net asset value per share. If you receive redemption proceeds in kind, you should expect to incur transaction costs upon disposition of the securities received in the redemption. In addition, you will bear the market risk associated with these securities until their disposition.




                                    24
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Managing Your Investment

STAYING INFORMED

Shareholder Reports

Shareholder reports are mailed twice a year. They include financial statements and performance information, and, on an annual basis, a message from your portfolio managers and the report of independent registered public accounting firm.

In an attempt to reduce shareholder costs and help eliminate duplication, the funds will try to limit their mailings to one report for each address that lists one or more shareholders with the same last name. If you would like additional copies, please call Investor Services at 800 677-FUND.

Statements and Confirmations

Statements summarizing activity in your account are mailed quarterly. Confirmations generally are mailed following each purchase or sale of fund shares, but some transactions, such as systematic purchases and dividend reinvestments, are reported on your account statement. Generally, the funds do not send statements for shares held in a brokerage account or to individuals who have their shares held in an omnibus account, such as retirement plan participants. Please review your statements and confirmations as soon as you receive them and promptly report any discrepancies to your financial intermediary or to Investor Services at 800 677-FUND.

DIVIDENDS AND DISTRIBUTIONS

Dividends from a fund's net investment income are declared daily and paid monthly. Any capital gains are distributed at least once each year. If you place a purchase order or an exchange order for fund shares by the time the fund determines its NAV, you will begin to accrue dividends on the next business day.

Dividend and capital gain distributions will be reinvested in additional shares of the fund paying the distribution, unless you request that distributions be reinvested in another First American Fund or paid in cash. This request may be made on your new account form, by contacting your financial intermediary, or by calling Investor Services at 800 677-FUND. If you request that your distributions be paid in cash but those distributions cannot be delivered because of an incorrect mailing address, or if a distribution check remains uncashed for six months, the undelivered or uncashed distributions and all future distributions will be reinvested in fund shares at the current NAV.

TAXES

Some of the tax consequences of investing in the funds are discussed below. More information about taxes is in the SAI. However, because everyone's tax situation is unique, always consult your tax professional about federal, state, and local tax consequences.

Federal Taxes on Distributions

Each fund intends to meet certain federal tax requirements so that distributions of tax-exempt interest income may be treated as "exempt-interest dividends." These dividends are not subject to regular federal income tax. However, each fund may invest up to 20% of its net assets in municipal securities the interest on which is subject to the federal alternative minimum tax. Any portion of exempt-interest dividends attributable to interest on these securities may increase some shareholders' alternative minimum tax. The funds expect that their distributions will consist primarily of exempt-interest dividends. Tax Free Fund's exempt-interest dividends generally will be subject to state or local income taxes.

Distributions paid from any interest income that is not tax-exempt and from any net realized capital gains will be taxable whether you reinvest those distributions or take them in cash. Distributions paid from taxable interest income will be taxed as ordinary income and not as "qualifying dividends" that are taxed at the same rate as long-term capital gains. Distributions of a fund's net long-term capital gains are taxable as long-term gains, regardless of how long you have held your shares.

Federal Taxes on Transactions

The sale of fund shares, or the exchange of one fund's shares for shares of another fund, will be a taxable event and may result in a capital gain or loss. The gain or loss will be considered long-term if you have held your shares for more than one year. A gain or loss on shares held for one year or less is considered short-term and is taxed at the same rates as ordinary income.

If, in redemption of his or her shares, a shareholder receives a distribution of securities instead of cash, the shareholder will be treated as receiving an amount equal to the fair market value of the securities at the time of the distribution for purposes of determining capital gain or loss on the redemption, and will also acquire a basis in the shares for federal income tax purposes equal to their fair market value.

The exchange of one class of shares for another class of shares in the same fund will not be taxable.

State Taxes on Distributions



Arizona Income Taxation. Dividends paid by Arizona Tax Free Fund will be exempt from Arizona income taxes for individuals, trust, estates, and corporations to the extent they are derived from interest on Arizona municipal securities.

California Income Taxation. California Tax Free Fund intends to comply with certain state tax requirements so that dividends it pays that are attributable to interest on California municipal securities will be excluded from the California taxable income of individuals, trusts, and estates. To meet these requirements, at least 50% of the value of the fund's total assets

                                    25
                    Prospectus - First American Tax Free Income Funds

Policies and Services
Managing Your Investment continued



must consist of obligations which pay interest that is exempt from California personal income tax. Exempt-interest dividends are not excluded from the California taxable income of corporations and financial institutions. In addition, dividends derived from interest paid on California municipal bonds (including securities treated for federal purposes as private activity bonds) will not be subject to the alternative minimum tax that California imposes on individuals, trusts, and estates.

Colorado Income Taxation. Dividends paid by Colorado Tax Free Fund will be exempt from Colorado income taxes for individuals, trusts, estates, and corporations to the extent that they are derived from interest on Colorado municipal securities. In addition, dividends derived from interest on Colorado municipal securities (including securities treated for federal purposes as private activity bonds) will not be subject to the alternative minimum tax that Colorado imposes on individuals, trusts, and estates.

Minnesota Income Taxation. Minnesota Tax Free Fund intends to comply with certain state tax requirements so that dividends it pays that are attributable to interest on Minnesota municipal securities will be excluded from the Minnesota taxable net income of individuals, estates, and trusts. To meet these requirements, at least 95% of the exempt-interest dividends paid by the fund must be derived from interest income on Minnesota municipal securities. A portion of the fund's dividends may be subject to the Minnesota alternative minimum tax. Exempt-interest dividends are not excluded from the Minnesota taxable income of corporations and financial institutions.

Missouri Income Taxation. Dividends paid by Missouri Tax Free Fund will be exempt from Missouri income taxes for individuals, estates, trusts, and corporations to the extent they are derived from interest on Missouri municipal obligations.

Nebraska Income Taxation. Dividends paid by Nebraska Tax Free Fund will be exempt from Nebraska income taxes for individuals, trusts, estates, and corporations to the extent they are derived from interest on Nebraska municipal obligations. A portion of the fund's dividends may be subject to the Nebraska minimum tax.

Ohio Income Taxation. Dividends paid by Ohio Tax Free Fund will be exempt from Ohio income taxes for individuals, trusts, estates, and corporations to the extent they are derived from interest on Ohio municipal obligations.


More information about tax considerations that may affect the funds and their shareholders appears in the funds' SAI.




                                    26
                    Prospectus - First American Tax Free Income Funds

Additional Information
Management


FAF Advisors, Inc. is the funds' investment advisor. FAF Advisors provides investment management services to individuals and institutions, including corporations, foundations, pensions, and retirement plans. As of September 30, 2008, FAF Advisors had more than $99 billion in assets under management, including investment company assets of more than $86 billion. As investment advisor, FAF Advisors manages the funds' business and investment activities, subject to the authority of the funds' board of directors.


Each fund pays the investment advisor a monthly management fee for providing investment advisory services. The table below reflects management fees paid to the investment advisor, after taking into account any fee waivers, for the funds' most recently completed fiscal year.

                                       Management fee
                                    as a % of average
                                     daily net assets
-----------------------------------------------------
ARIZONA TAX FREE FUND                      0.00%
CALIFORNIA TAX FREE FUND                   0.00%
COLORADO TAX FREE FUND                     0.00%
MINNESOTA TAX FREE FUND                    0.35%
MISSOURI TAX FREE FUND                     0.35%
NEBRASKA TAX FREE FUND                     0.00%
OHIO TAX FREE FUND                         0.00%
TAX FREE FUND                              0.42%
-----------------------------------------------------



A discussion regarding the basis for the board's approval of the funds' investment advisory agreement appears in the funds' annual report to shareholders for the fiscal year ended June 30, 2008.


Direct Correspondence to:

First American Funds
P.O. Box 1330
Minneapolis, MN 55440-1330

Investment Advisor

FAF Advisors, Inc.
800 Nicollet Mall
Minneapolis, MN 55402

Distributor

Quasar Distributors, LLC
615 E. Michigan Street
Milwaukee, WI 53202

ADDITIONAL COMPENSATION

FAF Advisors, U.S. Bank National Association (U.S. Bank) and other affiliates of U.S. Bancorp may act as fiduciary with respect to plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and other trust and agency accounts that invest in the First American Funds. As described above, FAF Advisors receives compensation for acting as the funds' investment advisor. FAF Advisors, U.S. Bank and their affiliates also receive compensation in connection with the following:

Custody Services. U.S. Bank provides custody services to the funds. U.S. Bank is paid monthly fees equal, on an annual basis, to 0.005% of each fund's average daily net assets.

Administration Services. FAF Advisors and its affiliate, U.S. Bancorp Fund Services, LLC (Fund Services), act as the funds' administrator and sub-administrator, respectively, providing administration services that include general administrative and accounting services, blue sky services and shareholder services. For such services, each fund pays FAF Advisors the fund's pro rata portion of up to 0.25% of the aggregate average daily net assets of all open-end funds in the First American family of funds. FAF Advisors pays Fund Services a portion of its fee, as agreed to from time to time. In addition to these fees, the funds may reimburse FAF Advisors for any out-of-pocket expenses incurred in providing administration services.

Transfer Agency Services. Fund Services provides transfer agency and dividend disbursing services, as well as certain shareholder services, to the funds. Fund Services receives fees for transfer agency and dividend disbursing services on a per shareholder account basis, subject to a minimum per share class fee. In addition, the funds may reimburse Fund Services for any out-of-pocket expenses incurred in providing transfer agency services.

Distribution Services. Quasar Distributors, LLC (Quasar), an affiliate of FAF Advisors, receives distribution and shareholder servicing fees for acting as the funds' distributor.

Other Compensation. To the extent that fund shares are held through U.S. Bank or its broker-dealer affiliate, U.S. Bancorp Investments, Inc., those entities may receive distribution and/or shareholder servicing fees from the funds' distributor as well as other payments from the funds' distributor and/or advisor as described above under "Policies and Services -- Purchasing, Redeeming, and Exchanging Shares -- Additional Payments to Financial Intermediaries."


                                    27
                    Prospectus - First American Tax Free Income Funds

Additional Information
Management continued


PORTFOLIO MANAGEMENT

The portfolio managers primarily responsible for the funds' management are set forth below, followed by the portfolio managers' biographies.

Arizona Tax Free Fund. Michael S. Hamilton has served as the primary portfolio manager for the fund since June 2007 and Douglas J. White has co-managed the fund since February 2000.

California Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since May 2005, and prior to that he co-managed the fund from February 2000 to May 2005. Michael S. Hamilton has co-managed the fund since May 2005, and prior to that he served as the primary portfolio manager for the fund from December 2002 to May 2005.

Colorado Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since June 2007, and, prior to that, co-managed the fund since February 2000. Michael L. Welle has co-managed the fund since June 2007.

Minnesota Tax Free Fund. Douglas J. White has served as the primary portfolio manager for the fund since July 1988 and Christopher L. Drahn has co-managed the fund since February 2001.

Missouri Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since December 2002 and Douglas J. White has co-managed the fund since September 2001.

Nebraska Tax Free Fund. Michael L. Welle has served as the primary portfolio manager for the fund since June 2007 and Christopher L. Drahn has co-managed the fund since February 2001.


Ohio Tax Free Fund. Michael S. Hamilton has served as the primary portfolio manager for the fund since December 2002 and Christopher L. Drahn has co-managed the Fund since April 2002.

Tax Free Fund. Douglas J. White has served as the primary portfolio manager for the fund since September 2001 and Christopher L. Drahn has co-managed the fund since June 2007.

PORTFOLIO MANAGER BIOGRAPHIES

Christopher L. Drahn, CFA, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1980.

Michael S. Hamilton, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1989.

Michael L. Welle, CFA, Fixed-Income Trader, Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1992.

Douglas J. White, CFA, Head of Tax Exempt Fixed Income, entered the financial services industry in 1983 and joined FAF Advisors in 1987.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.


                                    28
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights

The tables that follow present performance information about the Class A, Class C, and Class Y shares of each fund. This information is intended to help you understand each fund's financial performance for the past five years or, if shorter, the period of the fund's operations. Some of this information reflects financial results for a single fund share held throughout the period. Total returns in the tables represent the rate that you would have earned or lost on an investment in the fund, excluding sales charges and assuming you reinvested all of your dividends and distributions.

The information below has been derived from the financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the funds' financial statements, is included in the funds' annual report, which is available upon request.

Arizona Tax Free Fund



                                                       Fiscal year
                                                          ended             Fiscal period       Fiscal year ended September
                                                         June 30,               ended                       30,
CLASS A SHARES                                       2008       2007      June 30, 2006(1)      2005       2004        2003
----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                $10.79     $10.85          $11.19          $11.42     $11.33     $ 11.41
                                                    ------     ------          ------          ------     ------     -------
Investment Operations:
 Net Investment Income                                0.45       0.46            0.33            0.46       0.49        0.46
 Realized and Unrealized Gains (Losses) on
  Investments                                        (0.33)     (0.01)          (0.25)          (0.07)      0.12       (0.06)
                                                    ------     ------          ------          ------     ------     -------
 Total From Investment Operations                     0.12       0.45            0.08            0.39       0.61        0.40
                                                    ------     ------          ------          ------     ------     -------

Less Distributions:
 Dividends (from net investment income)              (0.45)     (0.45)          (0.33)          (0.49)     (0.47)      (0.45)
 Distributions (from net realized gains)             (0.03)     (0.06)          (0.09)          (0.13)     (0.05)      (0.03)
                                                    ------     ------          ------          ------     ------     -------
 Total Distributions                                 (0.48)     (0.51)          (0.42)          (0.62)     (0.52)      (0.48)
                                                    ------     ------          ------          ------     ------     -------
Net Asset Value, End of Period                      $10.43     $10.79          $10.85          $11.19     $11.42     $ 11.33
                                                    ======     ======          ======          ======     ======     =======
Total Return(2)                                       1.10%      4.12%           0.73%           3.49%      5.50%       3.61%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                     $6,705     $8,359          $9,041          $9,547     $9,008     $11,928
Ratio of Expenses to Average Net Assets               0.75%      0.75%           0.75%           0.75%      0.75%       0.75%
Ratio of Net Investment Income to Average Net
 Assets                                               4.20%      4.11%           4.02%           4.14%      4.16%       4.03%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                  1.63%      1.64%           1.47%           1.18%      1.12%       1.09%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                           3.32%      3.22%           3.30%           3.71%      3.79%       3.69%
Portfolio Turnover Rate                                 30%        25%             47%             20%        21%         37%
----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    29
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Arizona Tax Free Fund  (CONTINUED)





                                                      Fiscal year
                                                         ended           Fiscal period         Fiscal year ended September
                                                       June 30,              ended                         30,
CLASS C SHARES                                      2008      2007     June 30, 2006(1)       2005        2004        2003
---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period               $10.78    $10.84         $11.18           $11.41      $11.31      $11.40
                                                   ------    ------         ------           ------      ------      ------
Investment Operations:
 Net Investment Income                               0.41      0.41           0.30             0.42        0.43        0.42
 Realized and Unrealized Gains (Losses) on
  Investments                                       (0.34)    (0.01)         (0.25)           (0.08)       0.14       (0.08)
                                                   ------    ------         ------           ------      ------      ------
 Total From Investment Operations                    0.07      0.40           0.05             0.34        0.57        0.34
                                                   ------    ------         ------           ------      ------      ------

Less Distributions:
 Dividends (from net investment income)             (0.41)    (0.40)         (0.30)           (0.44)      (0.42)      (0.40)
 Distributions (from net realized gains)            (0.03)    (0.06)         (0.09)           (0.13)      (0.05)      (0.03)
                                                   ------    ------         ------           ------      ------      ------
 Total Distributions                                (0.44)    (0.46)         (0.39)           (0.57)      (0.47)      (0.43)
                                                   ------    ------         ------           ------      ------      ------
Net Asset Value, End of Period                     $10.41    $10.78         $10.84           $11.18      $11.41      $11.31
                                                   ======    ======         ======           ======      ======      ======
Total Return(2)                                      0.61%     3.71%          0.42%            3.08%       5.17%       3.10%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                    $1,376    $1,541         $1,358           $1,628      $1,588      $1,857
Ratio of Expenses to Average Net Assets              1.15%     1.15%          1.15%            1.15%       1.15%       1.15%
Ratio of Net Investment Income to Average Net
 Assets                                              3.79%     3.70%          3.62%            3.74%       3.76%       3.63%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                 2.03%     2.12%          2.22%            1.93%       1.87%       1.84%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                          2.91%     2.73%          2.55%            2.96%       3.04%       2.94%
Portfolio Turnover Rate                                30%       25%            47%              20%         21%         37%
---------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                       Fiscal year
                                                          ended              Fiscal period       Fiscal year ended September
                                                        June 30,                 ended                       30,
CLASS Y SHARES                                       2008        2007      June 30, 2006(1)       2005       2004       2003
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period               $ 10.80     $ 10.85          $ 11.19         $ 11.43     $11.33     $11.41
                                                   -------     -------          -------         -------     ------     ------
Investment Operations:
 Net Investment Income                                0.47        0.48             0.35            0.50       0.50       0.48
 Realized and Unrealized Gains (Losses) on
  Investments                                        (0.33)         --            (0.25)          (0.09)      0.15      (0.06)
                                                   -------     -------          -------         -------     ------     ------
 Total From Investment Operations                     0.14        0.48             0.10            0.41       0.65       0.42
                                                   -------     -------          -------         -------     ------     ------
Less Distributions:
 Dividends (from net investment income)              (0.48)      (0.47)           (0.35)          (0.52)     (0.50)     (0.47)
 Distributions (from net realized gains)             (0.03)      (0.06)           (0.09)          (0.13)     (0.05)     (0.03)
                                                   -------     -------          -------         -------     ------     ------
 Total Distributions                                 (0.51)      (0.53)           (0.44)          (0.65)     (0.55)     (0.50)
                                                   -------     -------          -------         -------     ------     ------
Net Asset Value, End of Period                     $ 10.43     $ 10.80          $ 10.85         $ 11.19     $11.43     $11.33
                                                   =======     =======          =======         =======     ======     ======
Total Return(2)                                       1.26%       4.48%            0.92%           3.65%      5.85%      3.86%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                    $17,522     $19,329          $15,614         $14,035     $9,520     $9,244
Ratio of Expenses to Average Net Assets               0.50%       0.50%            0.50%           0.50%      0.50%      0.50%
Ratio of Net Investment Income to Average Net
 Assets                                               4.45%       4.36%            4.27%           4.39%      4.42%      4.28%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                  1.38%       1.39%            1.22%           0.93%      0.87%      0.84%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                           3.57%       3.47%            3.55%           3.96%      4.05%      3.94%
Portfolio Turnover Rate                                 30%         25%              47%             20%        21%        37%
-----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    30
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


California Tax Free Fund



                                                 Fiscal year
                                                    ended                 Fiscal period
                                                   June 30,                   ended              Fiscal year ended September 30,
CLASS A SHARES                                2008          2007        June 30, 2006(1)         2005         2004          2003
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period        $ 10.98       $ 10.96            $ 11.24           $ 11.40       $11.40       $ 11.63
                                            -------       -------            -------           -------       ------       -------
Investment Operations:
 Net Investment Income                         0.46          0.45               0.33              0.44         0.46          0.47
 Realized and Unrealized Gains
  (Losses) on Investments                     (0.23)         0.06              (0.26)            (0.05)        0.08         (0.16)
                                            -------       -------            -------           -------       ------       -------
 Total From Investment Operations              0.23          0.51               0.07              0.39         0.54          0.31
                                            -------       -------            -------           -------       ------       -------
Less Distributions:
 Dividends (from net investment
  income)                                     (0.46)        (0.45)             (0.33)            (0.44)       (0.46)        (0.47)
 Distributions (from net realized
  gains)                                      (0.04)        (0.04)             (0.02)            (0.11)       (0.08)        (0.07)
                                            -------       -------            -------           -------       ------       -------
 Total Distributions                          (0.50)        (0.49)             (0.35)            (0.55)       (0.54)        (0.54)
                                            -------       -------            -------           -------       ------       -------
Net Asset Value, End of Period              $ 10.71       $ 10.98            $ 10.96           $ 11.24       $11.40       $ 11.40
                                            =======       =======            =======           =======       ======       =======
Total Return(2)                                2.11%         4.62%              0.63%             3.50%        4.93%         2.85%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)             $12,076       $11,375            $10,783           $11,888       $9,513       $11,143
Ratio of Expenses to Average Net
 Assets                                        0.67%         0.75%              0.75%             0.75%        0.75%         0.75%
Ratio of Net Investment Income to
 Average
 Net Assets                                    4.19%         4.00%              3.99%             3.88%        4.03%         4.16%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                    1.46%         1.46%              1.34%             1.15%        1.09%         1.08%
Ratio of Net Investment Income to
 Average
 Net Assets (excluding waivers)                3.40%         3.29%              3.40%             3.48%        3.69%         3.83%
Portfolio Turnover Rate                          45%           36%                24%               14%          16%           20%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                  Fiscal year
                                                     ended                Fiscal period
                                                    June 30,                  ended             Fiscal year ended September 30,
CLASS C SHARES                                 2008         2007        June 30, 2006(1)        2005         2004         2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.99       $10.97            $11.25            $11.41       $11.41       $11.64
                                              ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                          0.40         0.41              0.30              0.40         0.41         0.43
 Realized and Unrealized Gains
  (Losses) on Investments                      (0.22)        0.05             (0.26)            (0.05)        0.09        (0.16)
                                              ------       ------            ------            ------       ------       ------
 Total From Investment Operations               0.18         0.46              0.04              0.35         0.50         0.27
                                              ------       ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment
  income)                                      (0.41)       (0.40)            (0.30)            (0.40)       (0.42)       (0.43)
 Distributions (from net realized
  gains)                                       (0.04)       (0.04)            (0.02)            (0.11)       (0.08)       (0.07)
                                              ------       ------            ------            ------       ------       ------
 Total Distributions                           (0.45)       (0.44)            (0.32)            (0.51)       (0.50)       (0.50)
                                              ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.72       $10.99            $10.97            $11.25       $11.41       $11.41
                                              ======       ======            ======            ======       ======       ======
Total Return(2)                                 1.61%        4.17%             0.33%             3.11%        4.52%        2.45%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $2,480       $1,507            $3,592            $3,068       $1,294       $1,101
Ratio of Expenses to Average Net Assets         1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to
 Average Net Assets                             3.68%        3.60%             3.60%             3.47%        3.65%        3.75%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                            1.85%        1.98%             2.09%             1.90%        1.84%        1.83%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                       2.98%        2.77%             2.66%             2.72%        2.96%        3.07%
Portfolio Turnover Rate                           45%          36%               24%               14%          16%          20%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    31
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


California Tax Free Fund  (CONTINUED)





                                                Fiscal year
                                                   ended                 Fiscal period
                                                  June 30,                   ended              Fiscal year ended September 30,
CLASS Y SHARES                               2008          2007        June 30, 2006(1)         2005          2004          2003
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period       $ 10.98       $ 10.97            $ 11.25           $ 11.40       $ 11.40       $ 11.63
                                           -------       -------            -------           -------       -------       -------
Investment Operations:
 Net Investment Income                        0.48          0.47               0.35              0.47          0.48          0.49
 Realized and Unrealized Gains
  (Losses) on Investments                    (0.23)         0.05              (0.26)            (0.04)         0.09         (0.15)
                                           -------       -------            -------           -------       -------       -------
 Total From Investment Operations             0.25          0.52               0.09              0.43          0.57          0.34
                                           -------       -------            -------           -------       -------       -------

Less Distributions:
 Dividends (from net investment
  income)                                    (0.48)        (0.47)             (0.35)            (0.47)        (0.49)        (0.50)
 Distributions (from net realized
  gains)                                     (0.04)        (0.04)             (0.02)            (0.11)        (0.08)        (0.07)
                                           -------       -------            -------           -------       -------       -------
 Total Distributions                         (0.52)        (0.51)             (0.37)            (0.58)        (0.57)        (0.57)
                                           -------       -------            -------           -------       -------       -------
Net Asset Value, End of Period             $ 10.71       $ 10.98            $ 10.97           $ 11.25       $ 11.40       $ 11.40
                                           =======       =======            =======           =======       =======       =======
Total Return(2)                               2.28%         4.78%              0.82%             3.85%         5.19%         3.11%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)            $30,485       $24,835            $21,767           $19,556       $16,047       $15,243
Ratio of Expenses to Average Net
 Assets                                       0.50%         0.50%              0.50%             0.50%         0.50%         0.50%
Ratio of Net Investment Income to
 Average Net Assets                           4.36%         4.25%              4.24%             4.12%         4.29%         4.40%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                   1.20%         1.21%              1.09%             0.90%         0.84%         0.83%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                     3.66%         3.54%              3.65%             3.72%         3.95%         4.07%
Portfolio Turnover Rate                         45%           36%                24%               14%           16%           20%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    32
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Colorado Tax Free Fund



                                                   Fiscal year
                                                      ended                Fiscal period
                                                     June 30,                  ended              Fiscal year ended September 30,
CLASS A SHARES                                  2008         2007        June 30, 2006(1)        2005          2004          2003
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period           $10.61       $10.73            $11.30            $11.52       $ 11.57       $ 11.65
                                               ------       ------            ------            ------       -------       -------
Investment Operations:
 Net Investment Income                           0.48         0.46              0.35              0.49          0.51          0.50
 Realized and Unrealized Gains (Losses)
  on Investments                                (0.33)       (0.02)            (0.26)            (0.11)         0.02         (0.10)
                                               ------       ------            ------            ------       -------       -------
 Total From Investment Operations                0.15         0.44              0.09              0.38          0.53          0.40
                                               ------       ------            ------            ------       -------       -------
Less Distributions:
 Dividends (from net investment income)         (0.45)       (0.48)            (0.34)            (0.51)        (0.50)        (0.48)
 Distributions (from net realized
  gains)                                        (0.03)       (0.08)            (0.32)            (0.09)        (0.08)           --
                                               ------       ------            ------            ------       -------       -------
 Total Distributions                            (0.48)       (0.56)            (0.66)            (0.60)        (0.58)        (0.48)
                                               ------       ------            ------            ------       -------       -------
Net Asset Value, End of Period                 $10.28       $10.61            $10.73            $11.30       $ 11.52       $ 11.57
                                               ======       ======            ======            ======       =======       =======
Total Return(2)                                  1.52%        4.13%             0.77%             3.36%         4.71%         3.53%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                $5,815       $8,788            $8,507            $8,362       $10,598       $13,843
Ratio of Expenses to Average Net Assets          0.75%        0.75%             0.75%             0.75%         0.75%         0.75%
Ratio of Net Investment Income to
 Average Net Assets                              4.40%        4.27%             4.30%             4.23%         4.25%         4.23%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                             1.80%        1.75%             1.52%             1.18%         1.09%         1.07%
Ratio of Net Investment Income to
 Average Net Assets (excluding waivers)          3.35%        3.27%             3.53%             3.80%         3.91%         3.91%
Portfolio Turnover Rate                            49%          47%               35%               30%           12%           14%
----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                  Fiscal year
                                                     ended                Fiscal period
                                                    June 30,                  ended             Fiscal year ended September 30,
CLASS C SHARES                                 2008         2007        June 30, 2006(1)        2005         2004         2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.59       $10.71            $11.28            $11.50       $11.56       $11.63
                                              ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                          0.42         0.42              0.32              0.43         0.44         0.44
 Realized and Unrealized Gains
  (Losses) on Investments                      (0.31)       (0.02)            (0.27)            (0.10)        0.03        (0.08)
                                              ------       ------            ------            ------       ------       ------
 Total From Investment Operations               0.11         0.40              0.05              0.33         0.47         0.36
                                              ------       ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment
  income)                                      (0.41)       (0.44)            (0.30)            (0.46)       (0.45)       (0.43)
 Distributions (from net realized
  gains)                                       (0.03)       (0.08)            (0.32)            (0.09)       (0.08)          --
                                              ------       ------            ------            ------       ------       ------
 Total Distributions                           (0.44)       (0.52)            (0.62)            (0.55)       (0.53)       (0.43)
                                              ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.26       $10.59            $10.71            $11.28       $11.50       $11.56
                                              ======       ======            ======            ======       ======       ======
Total Return(2)                                 1.12%        3.72%             0.47%             2.95%        4.21%        3.23%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $2,859       $2,888            $3,007            $3,423       $3,787       $4,284
Ratio of Expenses to Average Net Assets         1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to
 Average Net Assets                             3.98%        3.87%             3.90%             3.83%        3.85%        3.83%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                            2.20%        2.24%             2.27%             1.93%        1.84%        1.82%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                       2.93%        2.78%             2.78%             3.05%        3.16%        3.16%
Portfolio Turnover Rate                           49%          47%               35%               30%          12%          14%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    33
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Colorado Tax Free Fund  (CONTINUED)




                                                  Fiscal year
                                                     ended                 Fiscal period
                                                    June 30,                   ended             Fiscal year ended September 30,
CLASS Y SHARES                                 2008          2007        June 30, 2006(1)        2005         2004         2003
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period         $ 10.63       $ 10.75            $ 11.32           $11.53       $11.59       $11.67
                                             -------       -------            -------           ------       ------       ------
Investment Operations:
 Net Investment Income                          0.49          0.50               0.37             0.51         0.52         0.51
 Realized and Unrealized Gains
  (Losses) on Investments                      (0.32)        (0.03)             (0.26)           (0.09)        0.03        (0.09)
                                             -------       -------            -------           ------       ------       ------
 Total From Investment Operations               0.17          0.47               0.11             0.42         0.55         0.42
                                             -------       -------            -------           ------       ------       ------
Less Distributions:
 Dividends (from net investment
  income)                                      (0.48)        (0.51)             (0.36)           (0.54)       (0.53)       (0.50)
 Distributions (from net realized
  gains)                                       (0.03)        (0.08)             (0.32)           (0.09)       (0.08)          --
                                             -------       -------            -------           ------       ------       ------
 Total Distributions                           (0.51)        (0.59)             (0.68)           (0.63)       (0.61)       (0.50)
                                             -------       -------            -------           ------       ------       ------
Net Asset Value, End of Period               $ 10.29       $ 10.63            $ 10.75           $11.32       $11.53       $11.59
                                             =======       =======            =======           ======       ======       ======
Total Return(2)                                 1.67%         4.39%              0.96%            3.70%        4.87%        3.78%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)              $15,889       $13,477            $10,181           $8,363       $9,439       $9,516
Ratio of Expenses to Average Net
 Assets                                         0.50%         0.50%              0.50%            0.50%        0.50%        0.50%
Ratio of Net Investment Income to
 Average Net Assets                             4.63%         4.51%              4.58%            4.48%        4.51%        4.49%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                     1.55%         1.50%              1.27%            0.93%        0.84%        0.82%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                       3.58%         3.51%              3.81%            4.05%        4.17%        4.17%
Portfolio Turnover Rate                           49%           47%                35%              30%          12%          14%
--------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    34
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Minnesota Tax Free Fund



                                              Fiscal year
                                                 ended                  Fiscal period
                                               June 30,                     ended                Fiscal year ended September 30,
CLASS A SHARES                            2008           2007         June 30, 2006(1)         2005           2004           2003
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of
 Period                                 $  10.93       $  10.97           $  11.21           $  11.23       $  11.34       $  11.39
                                        --------       --------           --------           --------       --------       --------
Investment Operations:
 Net Investment Income                      0.44           0.46               0.35               0.45           0.44           0.48
 Realized and Unrealized Gains
  (Losses) on Investments                  (0.38)         (0.02)             (0.21)              0.03          (0.01)         (0.05)
                                        --------       --------           --------           --------       --------       --------
 Total From Investment
  Operations                                0.06           0.44               0.14               0.48           0.43           0.43
                                        --------       --------           --------           --------       --------       --------
Less Distributions:
 Dividends (from net investment
  income)                                  (0.45)         (0.45)             (0.35)             (0.45)         (0.45)         (0.45)
 Distributions (from net
  realized gains)                          (0.06)         (0.03)             (0.03)             (0.05)         (0.09)         (0.03)
                                        --------       --------           --------           --------       --------       --------
 Total Distributions                       (0.51)         (0.48)             (0.38)             (0.50)         (0.54)         (0.48)
                                        --------       --------           --------           --------       --------       --------
Net Asset Value, End of Period          $  10.48       $  10.93           $  10.97           $  11.21       $  11.23       $  11.34
                                        ========       ========           ========           ========       ========       ========
Total Return(2)                             0.54%          4.05%              1.28%              4.42%          3.94%          3.90%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)         $102,089       $106,732           $101,142           $106,783       $114,981       $125,916
Ratio of Expenses to Average Net
 Assets                                     0.87%          0.95%              0.95%              0.95%          0.95%          0.95%
Ratio of Net Investment Income to
 Average Net Assets                         4.14%          4.10%              4.15%              4.04%          3.87%          4.25%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                 1.10%          1.10%              1.10%              1.06%          1.05%          1.06%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                   3.91%          3.95%              4.00%              3.93%          3.77%          4.14%
Portfolio Turnover Rate                       37%            20%                11%                16%            25%            23%
-----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    35
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Minnesota Tax Free Fund  (CONTINUED)




                                                   Fiscal year
                                                      ended               Fiscal period
                                                    June 30,                  ended            Fiscal year ended September 30,
CLASS C SHARES                                  2008         2007       June 30, 2006(1)       2005         2004         2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $ 10.89      $ 10.93           $ 11.17          $11.19      $ 11.31      $ 11.36
                                              -------      -------           -------          ------      -------      -------
Investment Operations:
 Net Investment Income                           0.40         0.42              0.31            0.41         0.39         0.43
 Realized and Unrealized Gains (Losses)
  on Investments                                (0.39)       (0.02)            (0.20)           0.03        (0.01)       (0.04)
                                              -------      -------           -------          ------      -------      -------
 Total From Investment Operations                0.01         0.40              0.11            0.44         0.38         0.39
                                              -------      -------           -------          ------      -------      -------

Less Distributions:
 Dividends (from net investment income)         (0.40)       (0.41)            (0.32)          (0.41)       (0.41)       (0.41)
 Distributions (from net realized
  gains)                                        (0.06)       (0.03)            (0.03)          (0.05)       (0.09)       (0.03)
                                              -------      -------           -------          ------      -------      -------
 Total Distributions                            (0.46)       (0.44)            (0.35)          (0.46)       (0.50)       (0.44)
                                              -------      -------           -------          ------      -------      -------
Net Asset Value, End of Period                $ 10.44      $ 10.89           $ 10.93          $11.17      $ 11.19      $ 11.31
                                              =======      =======           =======          ======      =======      =======
Total Return(2)                                  0.06%        3.65%             0.98%           4.02%        3.45%        3.51%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $20,061      $14,221           $10,359          $9,841      $10,387      $11,951
Ratio of Expenses to Average Net Assets          1.35%        1.35%             1.35%           1.35%        1.35%        1.35%
Ratio of Net Investment Income to
 Average Net Assets                              3.63%        3.69%             3.75%           3.64%        3.47%        3.85%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                             1.50%        1.58%             1.85%           1.81%        1.80%        1.81%
Ratio of Net Investment Income to
 Average Net Assets (excluding waivers)          3.48%        3.46%             3.25%           3.18%        3.02%        3.39%
Portfolio Turnover Rate                            37%          20%               11%             16%          25%          23%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                   Fiscal year
                                                      ended                Fiscal period
                                                    June 30,                   ended              Fiscal year ended September 30,
CLASS Y SHARES                                  2008         2007        June 30, 2006(1)         2005          2004          2003
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $ 10.92      $ 10.96            $ 11.20           $ 11.22       $ 11.33       $ 11.38
                                              -------      -------            -------           -------       -------       -------
Investment Operations:
 Net Investment Income                           0.46         0.48               0.36              0.48          0.47          0.51
 Realized and Unrealized Gains (Losses)
 on Investments                                 (0.38)       (0.01)             (0.20)             0.03         (0.01)        (0.05)
                                              -------      -------            -------           -------       -------       -------
 Total From Investment Operations                0.08         0.47               0.16              0.51          0.46          0.46
                                              -------      -------            -------           -------       -------       -------
Less Distributions:
 Dividends (from net investment income)         (0.47)       (0.48)             (0.37)            (0.48)        (0.48)        (0.48)
 Distributions (from net realized
 gains)                                         (0.06)       (0.03)             (0.03)            (0.05)        (0.09)        (0.03)
                                              -------      -------            -------           -------       -------       -------
 Total Distributions                            (0.53)       (0.51)             (0.40)            (0.53)        (0.57)        (0.51)
                                              -------      -------            -------           -------       -------       -------
Net Asset Value, End of Period                $ 10.47      $ 10.92            $ 10.96           $ 11.20       $ 11.22       $ 11.33
                                              =======      =======            =======           =======       =======       =======
Total Return(2)                                  0.71%        4.31%              1.47%             4.69%         4.20%         4.16%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $44,993      $56,181            $48,760           $46,471       $42,900       $47,858
Ratio of Expenses to Average Net Assets          0.70%        0.70%              0.70%             0.70%         0.70%         0.70%
Ratio of Net Investment Income to
 Average Net Assets                              4.32%        4.35%              4.40%             4.29%         4.12%         4.50%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                             0.85%        0.85%              0.85%             0.81%         0.80%         0.81%
Ratio of Net Investment Income to
 Average Net Assets (excluding waivers)          4.17%        4.20%              4.25%             4.18%         4.02%         4.39%
Portfolio Turnover Rate                            37%          20%                11%               16%           25%           23%
-----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    36
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued


Missouri Tax Free Fund



                                                   Fiscal year
                                                      ended               Fiscal period
                                                    June 30,                  ended            Fiscal year ended September 30,
CLASS A SHARES                                  2008         2007       June 30, 2006(1)        2005         2004         2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $ 11.72      $ 11.76           $ 12.14          $ 12.32      $ 12.37      $ 12.47
                                              -------      -------           -------          -------      -------      -------
Investment Operations:
 Net Investment Income                           0.46         0.45              0.34             0.45         0.45         0.45
 Realized and Unrealized gains (Losses)
  on Investments                                (0.29)        0.05             (0.29)           (0.12)       (0.02)       (0.04)
                                              -------      -------           -------          -------      -------      -------
 Total From Investment Operations                0.17         0.50              0.05             0.33         0.43         0.41
                                              -------      -------           -------          -------      -------      -------
Less Distributions:
 Dividends (from net investment income)         (0.46)       (0.45)            (0.34)           (0.45)       (0.45)       (0.45)
 Distributions (from net realized
  gains)                                        (0.03)       (0.09)            (0.09)           (0.06)       (0.03)       (0.06)
                                              -------      -------           -------          -------      -------      -------
 Total Distributions                            (0.49)       (0.54)            (0.43)           (0.51)       (0.48)       (0.51)
                                              -------      -------           -------          -------      -------      -------
Net Asset Value, End of Period                $ 11.40      $ 11.72           $ 11.76          $ 12.14      $ 12.32      $ 12.37
                                              =======      =======           =======          =======      =======      =======
Total Return(2)                                  1.44%        4.23%             0.38%            2.74%        3.60%        3.45%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $23,135      $24,945           $26,972          $30,188      $27,114      $28,141
Ratio of Expenses to Average Net Assets          0.95%        0.95%             0.95%            0.95%        0.95%        0.95%
Ratio of Net Investment Income to
 Average Net Assets                              3.92%        3.78%             3.74%            3.65%        3.68%        3.69%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                             1.10%        1.10%             1.09%            1.06%        1.05%        1.06%
Ratio of Net Investment Income to
 Average Net Assets (excluding waivers)          3.77%        3.63%             3.60%            3.54%        3.58%        3.58%
Portfolio Turnover Rate                            20%          33%               20%              19%          15%          20%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                     Fiscal year
                                                        ended                Fiscal period
                                                       June 30,                  ended             Fiscal year ended September 30,
CLASS C SHARES                                    2008         2007        June 30, 2006(1)        2005         2004         2003
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period             $11.69       $11.73            $12.12            $12.29       $12.35       $12.46
                                                 ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                             0.41         0.41              0.30              0.40         0.40         0.40
 Realized and Unrealized Gains (Losses)
  on Investments                                  (0.30)        0.04             (0.30)            (0.11)       (0.03)       (0.04)
                                                 ------       ------            ------            ------       ------       ------
 Total From Investment Operations                  0.11         0.45              0.00              0.29         0.37         0.36
                                                 ------       ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment income)           (0.41)       (0.40)            (0.30)            (0.40)       (0.40)       (0.41)
 Distributions (from net realized gains)          (0.03)       (0.09)            (0.09)            (0.06)       (0.03)       (0.06)
                                                 ------       ------            ------            ------       ------       ------
 Total Distributions                              (0.44)       (0.49)            (0.39)            (0.46)       (0.43)       (0.47)
                                                 ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                   $11.36       $11.69            $11.73            $12.12       $12.29       $12.35
                                                 ======       ======            ======            ======       ======       ======
Total Return(2)                                    0.95%        3.84%             0.00%             2.42%        3.11%        3.05%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                  $  406       $  518            $  214            $  190       $  218       $  279
Ratio of Expenses to Average Net Assets            1.35%        1.35%             1.35%             1.35%        1.35%        1.35%
Ratio of Net Investment Income to Average
 Net Assets                                        3.53%        3.35%             3.34%             3.25%        3.28%        3.30%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                               1.50%        1.57%             1.84%             1.81%        1.80%        1.81%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                    3.38%        3.13%             2.85%             2.79%        2.83%        2.84%
Portfolio Turnover Rate                              20%          33%               20%               19%          15%          20%
----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    37
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Missouri Tax Free Fund  (CONTINUED)




                                                     Fiscal year
                                                        ended               Fiscal period
                                                       June 30,                 ended            Fiscal year ended September 30,
CLASS Y SHARES                                    2008         2007       June 30, 2006(1)       2005         2004         2003
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period            $  11.73     $  11.76         $  12.15         $  12.32     $  12.38     $  12.48
                                                --------     --------         --------         --------     --------     --------

Investment Operations:
 Net Investment Income                              0.48         0.48             0.36             0.48         0.48         0.49
 Realized and Unrealized Gains (Losses) on
  Investments                                      (0.30)        0.06            (0.30)           (0.11)       (0.03)       (0.05)
                                                --------     --------         --------         --------     --------     --------
 Total From Investment Operations                   0.18         0.54             0.06             0.37         0.45         0.44
                                                --------     --------         --------         --------     --------     --------

Less Distributions:
 Dividends (from net investment income)            (0.48)       (0.48)           (0.36)           (0.48)       (0.48)       (0.48)
 Distributions (from net realized gains)           (0.03)       (0.09)           (0.09)           (0.06)       (0.03)       (0.06)
                                                --------     --------         --------         --------     --------     --------
 Total Distributions                               (0.51)       (0.57)           (0.45)           (0.54)       (0.51)       (0.54)
                                                --------     --------         --------         --------     --------     --------
Net Asset Value, End of Period                  $  11.40     $  11.73         $  11.76         $  12.15     $  12.32     $  12.38
                                                ========     ========         ========         ========     ========     ========
Total Return(2)                                     1.60%        4.58%            0.49%            3.08%        3.77%        3.71%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                 $137,746     $130,644         $138,394         $151,710     $152,676     $168,094
Ratio of Expenses to Average Net Assets             0.70%        0.70%            0.70%            0.70%        0.70%        0.70%
Ratio of Net Investment Income to Average
 Net Assets                                         4.17%        4.03%            3.99%            3.90%        3.93%        3.94%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                0.85%        0.85%            0.84%            0.81%        0.80%        0.81%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                     4.02%        3.88%            3.85%            3.79%        3.83%        3.83%
Portfolio Turnover Rate                               20%          33%              20%              19%          15%          20%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    38
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Nebraska Tax Free Fund



                                                     Fiscal year
                                                        ended                Fiscal period
                                                      June 30,                   ended             Fiscal year ended September 30,
CLASS A SHARES                                    2008         2007        June 30, 2006(1)        2005         2004         2003
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period             $10.30       $10.33            $10.58            $10.66       $10.66       $10.70
                                                 ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                             0.42         0.42              0.31              0.39         0.41         0.41
 Realized and Unrealized Gains (Losses)
  on Investments                                  (0.20)        0.02             (0.24)            (0.05)        0.03        (0.04)
                                                 ------       ------            ------            ------       ------       ------
 Total From Investment Operations                  0.22         0.44              0.07              0.34         0.44         0.37
                                                 ------       ------            ------            ------       ------       ------

Less Distributions:
 Dividends (from net investment income)           (0.41)       (0.42)            (0.30)            (0.42)       (0.40)       (0.40)
 Distributions (from net realized gains)          (0.05)       (0.05)            (0.02)               --        (0.04)       (0.01)
                                                 ------       ------            ------            ------       ------       ------
 Total Distributions                              (0.46)       (0.47)            (0.32)            (0.42)       (0.44)       (0.41)
                                                 ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                   $10.06       $10.30            $10.33            $10.58       $10.66       $10.66
                                                 ======       ======            ======            ======       ======       ======
Total Return(2)                                    2.19%        4.24%             0.65%             3.20%        4.18%        3.57%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                  $5,689       $7,091            $6,910            $7,136       $4,925       $4,869
Ratio of Expenses to Average Net Assets            0.75%        0.75%             0.75%             0.75%        0.75%        0.75%
Ratio of Net Investment Income to Average
 Net Assets                                        4.06%        3.97%             3.89%             3.78%        3.82%        3.87%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                               1.47%        1.44%             1.30%             1.12%        1.08%        1.07%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                    3.34%        3.28%             3.34%             3.41%        3.49%        3.55%
Portfolio Turnover Rate                              22%          39%               35%               21%          17%          15%
----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                     Fiscal year
                                                        ended                Fiscal period
                                                       June 30,                  ended             Fiscal year ended September 30,
CLASS C SHARES                                    2008         2007        June 30, 2006(1)        2005         2004         2003
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period             $10.23       $10.26            $10.50            $10.58       $10.58       $10.63
                                                 ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                             0.38         0.37              0.27              0.35         0.35         0.36
 Realized and Unrealized Gains (Losses)
  on Investments                                  (0.20)        0.02             (0.22)            (0.06)        0.04        (0.04)
                                                 ------       ------            ------            ------       ------       ------
 Total From Investment Operations                  0.18         0.39              0.05              0.29         0.39         0.32
                                                 ------       ------            ------            ------       ------       ------

Less Distributions:
 Dividends (from net investment income)           (0.37)       (0.37)            (0.27)            (0.37)       (0.35)       (0.36)
 Distributions (from net realized gains)          (0.05)       (0.05)            (0.02)               --        (0.04)       (0.01)
                                                 ------       ------            ------            ------       ------       ------
 Total Distributions                              (0.42)       (0.42)            (0.29)            (0.37)       (0.39)       (0.37)
                                                 ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                   $ 9.99       $10.23            $10.26            $10.50       $10.58       $10.58
                                                 ======       ======            ======            ======       ======       ======
Total Return(2)                                    1.81%        3.86%             0.46%             2.81%        3.80%        3.10%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                  $1,798       $1,559            $1,487            $1,565       $1,861       $1,657
Ratio of Expenses to Average Net Assets            1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to Average
 Net Assets                                        3.65%        3.56%             3.49%             3.38%        3.42%        3.46%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                               1.87%        1.92%             2.05%             1.87%        1.83%        1.82%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                    2.93%        2.79%             2.59%             2.66%        2.74%        2.79%
Portfolio Turnover Rate                              22%          39%               35%               21%          17%          15%
----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    39
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Nebraska Tax Free Fund  (CONTINUED)




                                              Fiscal year
                                                 ended                Fiscal period
                                               June 30,                   ended              Fiscal year ended September 30,
CLASS Y SHARES                              2008        2007        June 30, 2006(1)         2005          2004          2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period      $ 10.30     $ 10.33            $ 10.58           $ 10.66       $ 10.65       $ 10.69
                                          -------     -------            -------           -------       -------       -------
Investment Operations:
 Net Investment Income                       0.44        0.44               0.32              0.43          0.43          0.43
 Realized and Unrealized Gains (Losses)
  on Investments                            (0.19)       0.02              (0.23)            (0.07)         0.04         (0.03)
                                          -------     -------            -------           -------       -------       -------
 Total From Investment Operations            0.25        0.46               0.09              0.36          0.47          0.40
                                          -------     -------            -------           -------       -------       -------
Less Distributions:
 Dividends (from net investment income)     (0.44)      (0.44)             (0.32)            (0.44)        (0.42)        (0.43)
 Distributions (from net realized
  gains)                                    (0.05)      (0.05)             (0.02)               --         (0.04)        (0.01)
                                          -------     -------            -------           -------       -------       -------
 Total Distributions                        (0.49)      (0.49)             (0.34)            (0.44)        (0.46)        (0.44)
                                          -------     -------            -------           -------       -------       -------
Net Asset Value, End of Period            $ 10.06     $ 10.30            $ 10.33           $ 10.58       $ 10.66       $ 10.65
                                          =======     =======            =======           =======       =======       =======
Total Return(2)                              2.45%       4.51%              0.85%             3.45%         4.54%         3.82%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)           $29,533     $32,502            $31,347           $32,418       $29,722       $28,120
Ratio of Expenses to Average Net Assets      0.50%       0.50%              0.50%             0.50%         0.50%         0.50%
Ratio of Net Investment Income to
 Average Net Assets                          4.31%       4.22%              4.14%             4.03%         4.07%         4.11%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                         1.22%       1.19%              1.05%             0.87%         0.83%         0.82%
Ratio of Net Investment Income to
 Average Net Assets (excluding waivers)      3.59%       3.53%              3.59%             3.66%         3.74%         3.79%
Portfolio Turnover Rate                        22%         39%                35%               21%           17%           15%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.

Ohio Tax Free Fund



                                                 Fiscal year
                                                    ended               Fiscal period
                                                  June 30,                  ended             Fiscal year ended September 30,
CLASS A SHARES                                 2008       2007        June 30, 2006(1)        2005         2004         2003
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.20     $10.17            $10.42            $10.52       $10.54       $10.58
                                              ------     ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                          0.39       0.38              0.29              0.36         0.36         0.36
 Realized and Unrealized Gains (Losses) on
  Investments                                  (0.15)      0.05             (0.25)            (0.06)        0.07        (0.03)
                                              ------     ------            ------            ------       ------       ------
 Total From Investment Operations               0.24       0.43              0.04              0.30         0.43         0.33
                                              ------     ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment income)        (0.39)     (0.38)            (0.28)            (0.36)       (0.35)       (0.37)
 Distributions (from net realized gains)       (0.03)     (0.02)            (0.01)            (0.04)       (0.10)          --
                                              ------     ------            ------            ------       ------       ------
 Total Distributions                           (0.42)     (0.40)            (0.29)            (0.40)       (0.45)       (0.37)
                                              ------     ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.02     $10.20            $10.17            $10.42       $10.52       $10.54
                                              ======     ======            ======            ======       ======       ======
Total Return(2)                                 2.38%      4.28%             0.40%             2.86%        4.16%        3.22%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $  635     $  808            $  841            $  988       $1,200       $  849
Ratio of Expenses to Average Net Assets         0.75%      0.75%             0.75%             0.75%        0.75%        0.75%
Ratio of Net Investment Income to Average
 Net Assets                                     3.81%      3.70%             3.60%             3.41%        3.43%        3.52%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                            1.39%      1.41%             1.28%             1.11%        1.08%        1.09%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                 3.17%      3.04%             3.07%             3.05%        3.10%        3.18%
Portfolio Turnover Rate                           12%        33%               11%               13%          19%          22%
-----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.



(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.



                                    40
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Ohio Tax Free Fund  (CONTINUED)




                                                Fiscal year
                                                   ended                Fiscal period
                                                 June 30,                   ended             Fiscal year ended September 30,
CLASS C SHARES                               2008         2007        June 30, 2006(1)        2005         2004         2003
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period        $10.07       $10.05            $10.32            $10.41       $10.44       $10.57
                                            ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                        0.35         0.33              0.25              0.32         0.29         0.32
 Realized and Unrealized Gains (Losses)
  on Investments                             (0.15)        0.05             (0.26)            (0.05)        0.09        (0.12)
                                            ------       ------            ------            ------       ------       ------
 Total From Investment Operations             0.20         0.38             (0.01)             0.27         0.38         0.20
                                            ------       ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment income)      (0.35)       (0.34)            (0.25)            (0.32)       (0.31)       (0.33)
 Distributions (from net realized gains)     (0.03)       (0.02)            (0.01)            (0.04)       (0.10)          --
                                            ------       ------            ------            ------       ------       ------
 Total Distributions                         (0.38)       (0.36)            (0.26)            (0.36)       (0.41)       (0.33)
                                            ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period              $ 9.89       $10.07            $10.05            $10.32       $10.41       $10.44
                                            ======       ======            ======            ======       ======       ======
Total Return(2)                               2.00%        3.81%            (0.08)%            2.58%        3.69%        1.95%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)             $  255       $  187            $  209            $  174       $  120       $  215
Ratio of Expenses to Average Net Assets       1.15%        1.15%             1.15%             1.15%        1.15%        1.15%
Ratio of Net Investment Income to Average
 Net Assets                                   3.39%        3.29%             3.22%             3.01%        3.03%        3.08%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                          1.78%        1.90%             2.03%             1.86%        1.83%        1.84%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)               2.76%        2.54%             2.34%             2.30%        2.35%        2.39%
Portfolio Turnover Rate                         12%          33%               11%               13%          19%          22%
-----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.



(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.




                                              Fiscal year
                                                 ended                 Fiscal period
                                               June 30,                    ended              Fiscal year ended September 30,
CLASS Y SHARES                             2008          2007        June 30, 2006(1)         2005          2004          2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period     $ 10.19       $ 10.17            $ 10.43           $ 10.53       $ 10.55       $ 10.57
                                         -------       -------            -------           -------       -------       -------
Investment Operations:
 Net Investment Income                      0.41          0.41               0.30              0.38          0.38          0.39
 Realized and Unrealized Gains
  (Losses) on Investments                  (0.15)         0.04              (0.25)            (0.05)         0.07         (0.02)
                                         -------       -------            -------           -------       -------       -------
 Total From Investment Operations           0.26          0.45               0.05              0.33          0.45          0.37
                                         -------       -------            -------           -------       -------       -------
Less Distributions:
 Dividends (from net investment
  income)                                  (0.41)        (0.41)             (0.30)            (0.39)        (0.37)        (0.39)
 Distributions (from net realized
  gains)                                   (0.03)        (0.02)             (0.01)            (0.04)        (0.10)           --
                                         -------       -------            -------           -------       -------       -------
 Total Distributions                       (0.44)        (0.43)             (0.31)            (0.43)        (0.47)        (0.39)
                                         -------       -------            -------           -------       -------       -------
Net Asset Value, End of Period           $ 10.01       $ 10.19            $ 10.17           $ 10.43       $ 10.53       $ 10.55
                                         =======       =======            =======           =======       =======       =======
Total Return(2)                             2.63%         4.44%              0.49%             3.12%         4.42%         3.65%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)          $48,510       $42,223            $40,606           $41,104       $39,240       $39,465
Ratio of Expenses to Average Net Assets     0.50%         0.50%              0.50%             0.50%         0.50%         0.50%
Ratio of Net Investment Income to
 Average Net Assets                         4.06%         3.94%              3.85%             3.66%         3.68%         3.78%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                        1.14%         1.16%              1.03%             0.86%         0.82%         0.84%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                   3.42%         3.28%              3.32%             3.30%         3.36%         3.44%
Portfolio Turnover Rate                       12%           33%                11%               13%           19%           22%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.



(2)Total return would have been lower had certain expenses not been waived.



                                    41
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Tax Free Fund



                                                Fiscal year
                                                   ended                 Fiscal period
                                                  June 30,                   ended              Fiscal year ended September 30,
CLASS A SHARES                               2008          2007        June 30, 2006(1)         2005          2004          2003
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period       $ 10.77       $ 10.86            $ 11.10           $ 11.18       $ 11.28       $ 11.44
                                           -------       -------            -------           -------       -------       -------
Income From Investment Operations:
 Net Investment Income                        0.45          0.45               0.35              0.47          0.47          0.47
 Realized and Unrealized Gains
  (Losses) on Investments                    (0.46)           --              (0.20)             0.03          0.02         (0.03)
                                           -------       -------            -------           -------       -------       -------
 Total From Investment Operations            (0.01)         0.45               0.15              0.50          0.49          0.44
                                           -------       -------            -------           -------       -------       -------
Less Distributions:
 Dividends (from net investment
  income)                                    (0.44)        (0.45)             (0.35)            (0.47)        (0.48)        (0.47)
 Distributions (from net realized
  gains)                                     (0.06)        (0.09)             (0.04)            (0.11)        (0.11)        (0.13)
                                           -------       -------            -------           -------       -------       -------
 Total Distributions                         (0.50)        (0.54)             (0.39)            (0.58)        (0.59)        (0.60)
                                           -------       -------            -------           -------       -------       -------
Net Asset Value, End of Period             $ 10.26       $ 10.77            $ 10.86           $ 11.10       $ 11.18       $ 11.28
                                           =======       =======            =======           =======       =======       =======
Total Return(2)                              (0.05)%        4.16%              1.37%             4.51%         4.45%         4.06%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)            $35,557       $37,760            $36,519           $38,205       $40,156       $42,942
Ratio of Expenses to Average Net
 Assets                                       0.78%         0.95%              0.95%             0.95%         0.95%         0.95%
Ratio of Net Investment Income to
 Average Net Assets                           4.28%         4.08%              4.28%             4.20%         4.18%         4.21%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                   1.02%         1.03%              1.06%             1.06%         1.05%         1.05%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                     4.04%         4.00%              4.17%             4.09%         4.08%         4.11%
Portfolio Turnover Rate                         52%           31%                13%                8%           23%           23%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                  Fiscal year
                                                     ended                Fiscal period
                                                    June 30,                  ended             Fiscal year ended September 30,
CLASS C SHARES                                 2008         2007        June 30, 2006(1)        2005         2004         2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $10.72       $10.81            $11.05            $11.13       $11.24       $11.40
                                              ------       ------            ------            ------       ------       ------
Investment Operations:
 Net Investment Income                          0.39         0.40              0.32              0.42         0.43         0.42
 Realized and Unrealized Gains
  (Losses) on Investments                      (0.45)        0.01             (0.20)             0.03           --        (0.02)
                                              ------       ------            ------            ------       ------       ------
 Total From Investment Operations              (0.06)        0.41              0.12              0.45         0.43         0.40
                                              ------       ------            ------            ------       ------       ------
Less Distributions:
 Dividends (from net investment
  income)                                      (0.39)       (0.41)            (0.32)            (0.42)       (0.43)       (0.43)
 Distributions (from net realized
  gains)                                       (0.06)       (0.09)            (0.04)            (0.11)       (0.11)       (0.13)
                                              ------       ------            ------            ------       ------       ------
 Total Distributions                           (0.45)       (0.50)            (0.36)            (0.53)       (0.54)       (0.56)
                                              ------       ------            ------            ------       ------       ------
Net Asset Value, End of Period                $10.21       $10.72            $10.81            $11.05       $11.13       $11.24
                                              ======       ======            ======            ======       ======       ======
Total Return(2)                                (0.61)%       3.76%             1.06%             4.13%        3.92%        3.67%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $3,104       $2,495            $2,210            $2,712       $2,682       $4,880
Ratio of Expenses to Average Net Assets         1.35%        1.35%             1.35%             1.35%        1.35%        1.35%
Ratio of Net Investment Income to
 Average Net Assets                             3.72%        3.67%             3.87%             3.80%        3.77%        3.81%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                            1.43%        1.51%             1.81%             1.81%        1.80%        1.80%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                       3.64%        3.51%             3.41%             3.34%        3.32%        3.36%
Portfolio Turnover Rate                           52%          31%               13%                8%          23%          23%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                    42
                    Prospectus - First American Tax Free Income Funds

Additional Information
Financial Highlights continued

Tax Free Fund  (CONTINUED)




                                              Fiscal year
                                                 ended                  Fiscal period
                                               June 30,                     ended                Fiscal year ended September 30,
CLASS Y SHARES                            2008           2007         June 30, 2006(1)         2005           2004           2003
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of
 Period                                 $  10.78       $  10.87           $  11.11           $  11.19       $  11.29       $  11.45
                                        --------       --------           --------           --------       --------       --------
Investment Operations:
 Net Investment Income                      0.46           0.48               0.37               0.50           0.50           0.50
 Realized and Unrealized Gains
  (Losses) on Investments                  (0.46)            --              (0.20)              0.02           0.01          (0.03)
                                        --------       --------           --------           --------       --------       --------
 Total From Investment
  Operations                                  --           0.48               0.17               0.52           0.51           0.47
                                        --------       --------           --------           --------       --------       --------
Less Distributions:
 Dividends (from net investment
  income)                                  (0.45)         (0.48)             (0.37)             (0.49)         (0.50)         (0.50)
 Distributions (from net
  realized gains)                          (0.06)         (0.09)             (0.04)             (0.11)         (0.11)         (0.13)
                                        --------       --------           --------           --------       --------       --------
 Total Distributions                       (0.51)         (0.57)             (0.41)             (0.60)         (0.61)         (0.63)
                                        --------       --------           --------           --------       --------       --------
Net Asset Value, End of Period          $  10.27       $  10.78           $  10.87           $  11.11       $  11.19       $  11.29
                                        ========       ========           ========           ========       ========       ========
Total Return(2)                             0.04%          4.42%              1.57%              4.77%          4.71%          4.31%

RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (000)         $448,774       $539,360           $455,910           $436,303       $416,651       $460,634
Ratio of Expenses to Average Net
 Assets                                     0.70%          0.70%              0.70%              0.70%          0.70%          0.70%
Ratio of Net Investment Income to
 Average Net Assets                         4.36%          4.32%              4.53%              4.45%          4.43%          4.46%
Ratio of Expenses to Average Net
 Assets (excluding waivers)                 0.78%          0.78%              0.81%              0.81%          0.80%          0.80%
Ratio of Net Investment Income to
 Average Net Assets (excluding
 waivers)                                   4.28%          4.24%              4.42%              4.34%          4.33%          4.36%
Portfolio Turnover Rate                       52%            31%                13%                 8%            23%            23%
-----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.


                                    43
                    Prospectus - First American Tax Free Income Funds

                      First American Funds' Privacy Policy



We want you to understand what information we collect and how it's used.



"Nonpublic personal information" is nonpublic information that we obtain while providing financial products or services to you.



Why we collect your information


We gather nonpublic personal information about you and your accounts so that we can:


- Know who you are and prevent unauthorized access to your information.


- Design and improve the products we offer.


- Comply with the laws and regulations that govern us.



The types of information we collect


We may collect the following nonpublic personal information about you:


- Information about your identity, such as your name, address, and social security number


- Information about your transactions with us


- Information you provide on applications, such as your beneficiaries



Confidentiality and security


We operate through service providers. We require our service providers to restrict access to nonpublic personal information about you to those employees who need that information in order to provide products or services to you. We also require them to maintain physical, electronic, and procedural safeguards that comply with applicable federal standards and regulations to guard your information.



What information we disclose


We may share all of the nonpublic personal information that we collect about you with our affiliated providers of financial services, including our family of funds and their advisor, and with companies that perform marketing services on our behalf.



We're permitted by law to disclose nonpublic personal information about you to other third parties in certain circumstances. For example, we may disclose nonpublic personal information about you to affiliated and nonaffiliated third parties to assist us in servicing your account (e.g., mailing of fund-related materials) and to government entities (e.g., IRS for tax purposes).



We'll continue to adhere to the privacy policies and practices described here even after your account is closed or becomes inactive.



Additional rights and protections


You may have other privacy protections under applicable state laws, such as California and Vermont. To the extent that these state laws apply, we will comply with them when we share information about you. This privacy policy does not apply to your relationship with other financial service providers, such as broker-dealers. We may amend this privacy notice at any time, and we will inform you of changes as required by law.



Our pledge applies to products and services offered by:



- First American Funds, Inc.


- First American Investment Funds, Inc.


- First American Strategy Funds, Inc.


- American Strategic Income Portfolio Inc.


- American Strategic Income Portfolio Inc. II


- American Strategic Income Portfolio Inc. III



- American Select Portfolio Inc.


- American Municipal Income Portfolio Inc.


- Minnesota Municipal Income Portfolio Inc.


- First American Minnesota Municipal Income Fund II, Inc.


- American Income Fund, Inc.



                NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE



                     THIS PAGE IS NOT PART OF THE PROSPECTUS

(FIRST AMERICAN FUNDS LOGO)

FOR MORE INFORMATION

More information about the First American Funds is available on the funds' Internet site at www.firstamericanfunds.com and in the following documents:

ANNUAL AND SEMIANNUAL REPORTS

Additional information about the funds' investments is available in the funds' annual and semiannual reports to shareholders. In the funds' annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the funds' performance during their last fiscal year.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI provides more details about the funds and their policies and is incorporated into this prospectus by reference (which means that it is legally part of this prospectus).


You can obtain a free copy of the funds' most recent annual or semiannual reports or the SAI, request other information about the funds, or make other shareholder inquiries by calling Investor Services at 800 677-3863 (FUND) or by contacting the funds at the address below. Annual or semiannual reports and the SAI are also available on the funds' Internet site.

Information about the funds (including the SAI) can also be reviewed and copied at the Securities and Exchange Commission's (SEC) Public Reference Room in Washington, DC. To find out more about this public service, call the SEC at 1-202-942-8090. Reports and other information about the funds are also available on the EDGAR database on the SEC's Internet site at www.sec.gov, or you can receive copies of this information, for a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


SEC file number:  811-05309                                       PROTXFR  10/08


--------------------------------------------------------------------------------

FIRST AMERICAN FUNDS
P.O. Box 1330
Minneapolis, MN 55440-1330

(FIRST AMERICAN FUNDS LOGO)



October 28, 2008

                         PROSPECTUS
                         First American Investment Funds, Inc.
                         ASSET CLASS - BOND FUNDS

SHORT & INTERMEDIATE
TAX FREE INCOME FUNDS

Class A and Class Y Shares

CALIFORNIA INTERMEDIATE TAX FREE FUND
COLORADO INTERMEDIATE TAX FREE FUND
INTERMEDIATE TAX FREE FUND
MINNESOTA INTERMEDIATE TAX FREE FUND
OREGON INTERMEDIATE TAX FREE FUND
SHORT TAX FREE FUND

As with all mutual funds, the Securities and Exchange
Commission has not approved or disapproved the shares of these funds, or determined if the information in this prospectus is accurate or complete. Any statement to the contrary is a criminal offense.

TABLE OF
CONTENTS



FUND SUMMARIES
   Objectives, Principal Investment Strategies, and Principal
  Risks                                                                       2
   Fund Performance
     California Intermediate Tax Free Fund                                    5
     Colorado Intermediate Tax Free Fund                                      6
     Intermediate Tax Free Fund                                               7
     Minnesota Intermediate Tax Free Fund                                     8
     Oregon Intermediate Tax Free Fund                                        9
     Short Tax Free Fund                                                     10
   Fees and Expenses                                                         11
MORE ABOUT THE FUNDS
   Investment Strategies and Other Investment Matters                        13
POLICIES AND SERVICES
   Purchasing, Redeeming, and Exchanging Shares                              14
   Managing Your Investment                                                  22
ADDITIONAL INFORMATION
   Management                                                                24
   Financial Highlights                                                      26
FOR MORE INFORMATION                                                 Back Cover






Please find FIRST AMERICAN FUNDS' PRIVACY POLICY inside the back cover of this
                                   Prospectus.

Fund Summaries
Introduction

        This section of the prospectus describes the objectives of the First American Short & Intermediate Tax Free Funds, summarizes the principal investment strategies used by each fund in trying to achieve its objective, and highlights the risks involved with these strategies. It also provides you with information about the performance, fees, and expenses of the funds.

        AN INVESTMENT IN THE FUNDS IS NOT A DEPOSIT OF U.S. BANK
        NATIONAL ASSOCIATION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

        THIS PROSPECTUS AND THE RELATED STATEMENT OF ADDITIONAL
        INFORMATION (SAI) DO NOT CONSTITUTE AN OFFER TO SELL OR A
        SOLICITATION OF AN OFFER TO BUY SHARES IN THE FUNDS, NOR SHALL ANY SUCH SHARES BE OFFERED OR SOLD TO ANY PERSON IN ANY
        JURISDICTION IN WHICH AN OFFER, SOLICITATION, PURCHASE, OR SALE WOULD BE UNLAWFUL UNDER THE SECURITIES LAWS OF SUCH
        JURISDICTION.


        THE FUNDS MAY BE OFFERED ONLY TO PERSONS IN THE UNITED STATES. THIS PROSPECTUS SHOULD NOT BE CONSIDERED A SOLICITATION OR OFFERING OF FUND SHARES OUTSIDE THE UNITED STATES.



                                    1
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Objectives, Principal Investment Strategies, and Principal Risks

This section summarizes the investment objectives and principal strategies and risks of investing in First American Short & Intermediate Tax Free Funds. California Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund and Oregon Intermediate Tax Free Fund are referred to in this prospectus as "state-specific funds." You will find more specific information about each fund in the pages that follow.


The Board of Directors of FAIF has approved the merger of California Intermediate Tax Free Fund into California Tax Free Fund and the merger of Colorado Intermediate Tax Free Fund into Colorado Tax Free Fund. The mergers must be approved by the shareholders of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund, respectively. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders sometime during the fourth quarter of 2008. Until the mergers are completed, California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund will remain open for investment by both current and new shareholders.


INVESTMENT OBJECTIVES

The funds have the following investment objectives:

STATE-SPECIFIC FUNDS -- providing current income that is exempt from both federal income tax and from the income tax of the state specified in the fund's name, to the extent consistent with preservation of capital.


INTERMEDIATE TAX FREE FUND -- providing current income that is exempt from federal income tax to the extent consistent with preservation of capital.


SHORT TAX FREE FUND -- providing current income that is exempt from federal income tax to the extent consistent with preservation of capital.


PRINCIPAL INVESTMENT STRATEGIES


Under normal market conditions, as a fundamental policy, each fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in municipal securities that pay interest that is exempt from federal and, for the state-specific funds, applicable state income tax, including federal and, for the state-specific funds (except Oregon Intermediate Tax Free
Fund), state alternative minimum tax.


Each fund normally may invest up to 20% of its net assets in taxable obligations, including obligations the interest on which is subject to federal and, for the state-specific funds (except Oregon Intermediate Tax Free Fund), applicable state alternative minimum tax.

Each fund may invest in:

- "general obligation" bonds;

- "revenue" bonds;

- participation interests in municipal leases; and

- zero coupon municipal securities.

Each fund invests mainly in securities that, at the time of purchase, are either rated investment grade or are unrated and determined to be of comparable quality by the fund's advisor. However, each fund may invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as "high-yield" securities or "junk bonds"). If the rating of a security is reduced or discontinued after purchase, the fund is not required to sell the security, but may consider doing so.

Each fund, other than Short Tax Free Fund, will attempt to maintain the weighted average maturity of its portfolio securities at 3 to 10 years under normal market conditions. Short Tax Free Fund will attempt to maintain the average effective duration of its portfolio securities at 3 1/2 years or less under normal market conditions. The fund's effective duration is a measure of how the fund may react to interest rate changes. See "More About the Funds" for a discussion of effective duration.

The fund may utilize futures contracts and options on futures contracts in an attempt to manage market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of securities in the fund's portfolio. The fund may not use such instruments to gain exposure to a security or type of security that it would be prohibited by its investment restrictions from purchasing directly.

PRINCIPAL RISKS

The price and yield of each fund will change daily due to changes in interest rates and other factors, which means you could lose money. The principal risks of investing in these funds are described below:

Active Management Risk. Each fund is actively managed and its performance therefore will reflect in part the advisor's ability to make investment decisions which are suited to achieving the fund's investment objective. Due to its active management, a fund could underperform its benchmark or other mutual funds with similar investment objectives.

Call Risk. Many municipal bonds may be redeemed at the option of the issuer, or "called," before their stated maturity date. In general, an issuer will call its bonds if they can be refinanced by issuing new bonds which bear a lower interest rate. The funds are subject to the possibility that during periods of falling interest rates, a municipal bond issuer will call its high-yielding bonds. A fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in the fund's income.


                                    2
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Objectives, Principal Investment Strategies, and Principal Risks continued


Credit Risk. Each fund is subject to the risk that the issuers of debt securities held by the fund will not make payments on the securities. There is also the risk that an issuer could suffer adverse changes in financial condition that could lower the credit quality of a security. This could lead to greater volatility in the price of the security and in shares of the fund. Also, a change in the credit quality rating of a bond could affect the bond's liquidity and make it more difficult for the fund to sell. In adverse economic or other circumstances, issuers of lower rated securities are more likely to have difficulty making principal and interest payments than issuers of higher rated securities. When a fund purchases unrated securities, it will depend on the advisor's analysis of credit risk without the assessment of an independent rating organization, such as Moody's or Standard & Poor's.

Futures Risk. The use of futures contracts exposes a fund to additional risks and transaction costs. Risks inherent in the use of futures contracts include: the risk that securities prices, index prices, or interest rates will not move in the direction that the advisor anticipates; an imperfect correlation between the price of the futures contract and movements in the prices of the securities being hedged; the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; leverage risk, which is the risk that adverse price movements in a futures contract can result in a loss substantially greater than the fund's initial investment in that futures contract; and the risk that the counterparty will fail to perform its obligations, which could leave the fund worse off than if it had not entered into the position. If a fund uses futures contracts and the advisor's judgment proves incorrect, the fund's performance could be worse than if it had not used these instruments.

High-Yield Securities Risk. Each fund may invest in high-yield securities. Although these securities usually offer higher yields than investment grade securities, they also involve more risk. High-yield securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities. In addition, the secondary trading market may be less liquid. High-yield securities generally have more volatile prices and carry more risk to principal than investment grade securities.

Income Risk. Each fund's income could decline due to falling market interest rates. This is because, in a falling interest rate environment, the funds generally will have to invest the proceeds from sales of fund shares, as well as the proceeds from maturing portfolio securities (or portfolio securities that have been called, see "Call Risk" above), in lower-yielding securities.

Interest Rate Risk. Debt securities in the funds will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. Longer-term debt securities are generally more sensitive to interest rate changes. Each fund may invest in zero coupon securities, which do not pay interest on a current basis and which may be highly volatile as interest rates rise or fall.

Liquidity Risk. Each fund is exposed to liquidity risk because of its investment in high-yield securities. Trading opportunities are more limited for debt securities that have received ratings below investment grade. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, these funds may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on a fund's performance. Infrequent trading may also lead to greater price volatility.

Municipal Lease Obligations Risk. Each fund may purchase participation interests in municipal leases. These are undivided interests in a lease, installment purchase contract, or conditional sale contract entered into by a state or local government unit to acquire equipment or facilities. Participation interests in municipal leases pose special risks because many leases and contracts contain "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for this purpose by the appropriate legislative body. Although these kinds of obligations are secured by the leased equipment or facilities, it might be difficult and time consuming to dispose of the equipment or facilities in the event of non-appropriation, and the fund might not recover the full principal amount of the obligation.

Non-Diversification Risk. Each fund other than Intermediate Tax Free Fund and Short Tax Free Fund is non-diversified fund. A non-diversified fund may invest a larger portion of its assets in a fewer number of issuers than a diversified fund. Because a relatively high percentage of the fund's assets may be invested in the securities of a limited number of issuers, the fund's portfolio may be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified fund.

Political and Economic Risks. The values of municipal securities may be adversely affected by local political and economic conditions and developments. Adverse conditions in an industry significant to a local economy could have a correspondingly adverse effect on the financial condition of local issuers. Other factors that could affect municipal securities include a change in the local, state, or national economy, demographic factors, ecological or environmental concerns, statutory limitations on the issuer's ability to increase taxes, and other developments generally affecting the revenue of issuers (for example, legislation or court decisions reducing state aid to local governments or mandating additional services). To the extent a fund invests in the securities of issuers located in a single state, it

                                    3
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Objectives, Principal Investment Strategies, and Principal Risks continued



will be disproportionately affected by political and economic conditions and developments in that state. The value of municipal securities also may be adversely affected by future changes in federal or state income tax laws, including rate reductions, the imposition of a flat tax, or the loss of a current state income tax exemption.



                                    4
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
California Intermediate Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class Y shares, the table only includes returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)


                                  (BAR CHART)



             5.82%     (0.90)%     9.63%      4.47%      8.36%      3.74%      3.53%      2.35%      3.92%      2.92%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.74%
           Worst Quarter:
           Quarter ended  June 30, 2004          (1.96)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07                                                   Date       One Year       Five Years       Ten Year
--------------------------------------------------------------------------------------------------------------------
California Intermediate Tax Free Fund
--------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                                8/8/97          0.56%            2.83%          4.11%
--------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                                0.53%            2.75%          4.05%
--------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                              1.67%            2.93%          4.08%
--------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                                8/8/97          3.01%            3.43%          4.46%
--------------------------------------------------------------------------------------------------------------------
Lehman 7-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                           5.06%            3.86%          4.96%
--------------------------------------------------------------------------------------------------------------------
Lipper California Intermediate Municipal Debt Funds
Category Average(3)
(reflects no deduction for sales charges or taxes)                             2.65%            2.84%          4.21%






(1)Total return for the period from 1/1/08 through 9/30/08 was (1.39)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.


(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of five to ten years that are exempt from taxation in California.



                                    5
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Colorado Intermediate Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class Y shares, the table only includes returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             5.44%     (1.58)%     8.52%      5.59%      8.70%      4.09%      2.98%      1.91%      3.61%      2.93%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      3.85%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.16)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07                                                   Date       One Year       Five Years       Ten Years
---------------------------------------------------------------------------------------------------------------------
Colorado Intermediate Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                                4/4/94          0.63%            2.65%           3.94%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                                0.55%            2.57%           3.89%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                              1.86%            2.82%           3.96%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                                4/4/94          3.09%            3.27%           4.27%
---------------------------------------------------------------------------------------------------------------------
Lehman 7-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                           5.06%            3.86%           4.96%
---------------------------------------------------------------------------------------------------------------------
Lipper Other States Intermediate Municipal Debt Funds
Category Average(3)
(reflects no deduction for sales charges or taxes)                             2.93%            2.78%           3.79%






(1)Total return for the period from 1/1/08 through 9/30/08 was (1.18)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of five to ten years that are exempt from taxation on a specified state basis.


                                    6
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Intermediate Tax Free Fund


FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class Y shares, the table only includes returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             5.38%     (1.46)%     8.84%      4.83%      9.02%      4.28%      2.95%      2.20%      3.85%      3.12%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.30%
           Worst Quarter:
           Quarter ended  June 30, 2004          (2.10)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07(1)                                                Date       One Year       Five Years       Ten Years
---------------------------------------------------------------------------------------------------------------------
Intermediate Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                              12/22/87          0.80%            2.81%           4.03%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                                0.73%            2.76%           3.99%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                              2.03%            2.98%           4.04%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                                2/4/94          3.25%            3.44%           4.35%
---------------------------------------------------------------------------------------------------------------------
Lehman 7-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                           5.06%            3.86%           4.96%
---------------------------------------------------------------------------------------------------------------------
Lipper Intermediate Municipal Debt Funds Category
Average(3)
(reflects no deduction for sales charges or taxes)                             3.05%            3.01%           4.13%






(1)Total return for the period from 1/1/08 through 9/30/08 was (1.24)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of five to ten years.


                                    7
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Minnesota Intermediate Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class Y shares, the table only includes returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)



             5.34%     (1.26)%     8.75%      4.74%      8.23%      3.99%      3.02%      2.14%      3.90%      2.64%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      3.79%
           Worst Quarter:
           Quarter ended  June 30, 2004          (1.77)%








AVERAGE ANNUAL TOTAL RETURNS                                Inception
AS OF 12/31/07                                                   Date       One Year       Five Years       Ten Years
---------------------------------------------------------------------------------------------------------------------
Minnesota Intermediate Tax Free Fund
---------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                               2/25/94          0.34%            2.67%           3.88%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                                0.29%            2.61%           3.83%
---------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and sale
  of fund shares)                                                              1.63%            2.83%           3.90%
---------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                               2/25/94          2.78%            3.30%           4.20%
---------------------------------------------------------------------------------------------------------------------
Lehman 7-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                           5.06%            3.86%           4.96%
---------------------------------------------------------------------------------------------------------------------
Lipper Other States Intermediate Municipal Debt Funds
Category Average(3)
(reflects no deduction for sales charges or taxes)                             2.93%            2.78%           3.79%






(1)Total return for the period from 1/1/08 through 9/30/08 was (0.86)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.

(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of five to ten years that are exempt from taxation on a specified state basis.


                                    8
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Oregon Intermediate Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class Y shares has varied from year to year. The performance of Class A shares will be lower due to their higher expenses.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns before taxes. For Class Y shares, the table includes returns both before and after taxes. After-tax returns for Class A shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.


ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS Y)(1)



                                  (BAR CHART)



             5.36%     (1.50)%     8.76%      4.38%      8.61%      4.40%      2.89%      1.79%      3.43%      2.99%

             1998       1999       2000       2001       2002       2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2002      4.14%
           Worst Quarter:
           Quarter ended  June 30, 2004          (1.96)%








                                                                                                                        Since
AVERAGE ANNUAL TOTAL RETURNS                        Inception                                                       Inception
AS OF 12/31/07                                           Date       One Year       Five Years       Ten Years       (Class A)
-----------------------------------------------------------------------------------------------------------------------------
Oregon Intermediate Tax Free Fund
-----------------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                        2/1/99          0.50%            2.46%             N/A           3.46%
-----------------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                      10/31/86          2.99%            3.10%           4.07%             N/A
-----------------------------------------------------------------------------------------------------------------------------
  Class Y (return after taxes on distributions)                        2.97%            3.03%           4.03%             N/A
-----------------------------------------------------------------------------------------------------------------------------
  Class Y (return after taxes on distributions
  and sale of fund shares)                                             3.36%            3.19%           4.07%             N/A
-----------------------------------------------------------------------------------------------------------------------------
Lehman 7-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or
taxes)                                                                 5.06%            3.86%           4.96%           4.70%
-----------------------------------------------------------------------------------------------------------------------------
Lipper Other States Intermediate Municipal Debt
Funds Category Average(3)
(reflects no reduction for sales charges or
taxes)                                                                 2.93%            2.78%           3.79%           3.59%






(1)Total return for the period from 1/1/08 through 9/30/08 was (1.21)%.



(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between six and eight years.



(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of five to ten years that are exempt from taxation on a specified state basis. The since inception performance of the average is calculated from 1/31/99.



                                    9
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Short Tax Free Fund

FUND PERFORMANCE

The following illustrations provide you with information on the fund's volatility and performance. Of course, the fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future.

The bar chart shows you how performance of the fund's Class A shares has varied from year to year. The performance of Class Y shares will be higher due to their lower expenses. Sales charges are not reflected in the chart; if they were, returns would be lower.


The table compares the performance for each share class of the fund over different time periods to that of the fund's benchmark index, which is a broad measure of market performance, and to an index of funds with similar investment strategies. The performance information reflects sales charges and fund expenses; the benchmark is unmanaged, has no expenses, and is unavailable for investment. For Class A shares, the table includes returns both before and after taxes. For Class Y shares, the table only includes returns before taxes. After-tax returns for Class Y shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown.


Both the chart and the table assume that all distributions have been reinvested. Performance reflects fee waivers in effect. If these fee waivers were not in place, performance would be reduced.

ANNUAL TOTAL RETURNS AS OF 12/31 EACH YEAR (CLASS A)(1)

                                  (BAR CHART)


             2.25%      1.00%      0.79%      2.93%      3.83%

             2003       2004       2005       2006       2007

           Best Quarter:
           Quarter ended  September 30, 2004       1.55%
           Worst Quarter:
           Quarter ended  June 30, 2004          (1.37)%







AVERAGE ANNUAL TOTAL RETURNS                                 Inception                                           Since
AS OF 12/31/07                                                    Date       One Year       Five Years       Inception
----------------------------------------------------------------------------------------------------------------------
Short Tax Free Fund
----------------------------------------------------------------------------------------------------------------------
  Class A (return before taxes)                               10/25/02          1.54%            1.70%           2.08%
----------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions)                                 1.54%            1.68%           2.05%
----------------------------------------------------------------------------------------------------------------------
  Class A (return after taxes on distributions and
  sale of fund shares)                                                          2.10%            1.84%           2.16%
----------------------------------------------------------------------------------------------------------------------
  Class Y (return before taxes)                               10/25/02          3.99%            2.33%           2.67%
----------------------------------------------------------------------------------------------------------------------
Lehman 3-Year Municipal Bond Index(2)
(reflects no deduction for fees, expenses, or taxes)                            5.00%            2.66%           3.03%
----------------------------------------------------------------------------------------------------------------------
Lipper Short Municipal Debt Funds Category Average(3)
(reflects no deduction for sales charges or taxes)                              3.09%            2.14%           2.33%






(1)Total return for the period from 1/1/08 through 9/30/08 was (0.22)%.


(2)An unmanaged index comprised of fixed-rate, investment-grade tax-exempt bonds with remaining maturities between two and four years.

(3)Represents funds that invest primarily in municipal debt issues with dollar-weighted average maturities of less than three years. The since inception performance of the average is calculated from 10/31/02.


                                    10
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Fees and Expenses



As an investor, you pay fees and expenses to buy and hold shares of the funds. You pay shareholder fees directly when you buy or sell shares. You pay annual fund operating expenses indirectly since they are deducted from fund assets.




The tables below describe the fees and expenses that you may pay if you buy and hold shares of the funds.


--------------------------------------------------------------------------------------------------
SHAREHOLDER FEES(1)
(fees paid directly from your investment)                                      Class A(2)  Class Y
--------------------------------------------------------------------------------------------------
  MAXIMUM SALES CHARGE (LOAD) IMPOSED ON PURCHASES
  (as a percentage of offering price)                                               2.25%     None
  MAXIMUM DEFERRED SALES CHARGE (LOAD)
  (as a percentage of original purchase price or redemption proceeds,
  whichever is less)                                                                0.00%     None
--------------------------------------------------------------------------------------------------


(1)An annual account maintenance fee of $50 may be charged under certain circumstances. See "Policies and Services -- Purchasing, Redeeming, and Exchanging Shares -- Additional Information on Purchasing, Redeeming, and Exchanging Shares -- Accounts with Low Balances."


(2)Investors may qualify for reduced sales charges. Investments of $1 million or more on which no front-end sales charge is paid may be subject to a contingent deferred sales charge.

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from fund assets)
(as a percentage of average net assets)



---------------------------------------------------------------------------------------------------------------------------
                                                                                  Acquired
                                               Distribution and/or               Fund Fees     Total Annual
                                  Management     Service (12b-1)       Other        and       Fund Operating     Less Fee
CLASS A                              Fees            Fees(1)         Expenses   Expenses(2)     Expenses(3)    Waivers(1,4)
---------------------------------------------------------------------------------------------------------------------------
  California Intermediate Tax
  Free Fund                          0.50%            0.25%            0.52%          --           1.27%          (0.57)%
  Colorado Intermediate Tax
  Free Fund                          0.50%            0.25%            0.58%          --           1.33%          (0.48)%
  Intermediate Tax Free Fund         0.50%            0.25%            0.27%          --           1.02%          (0.27)%
  Minnesota Intermediate Tax
  Free Fund                          0.50%            0.25%            0.32%       0.01%           1.08%          (0.32)%
  Oregon Intermediate Tax Free
  Fund                               0.50%            0.25%            0.37%          --           1.12%          (0.27)%
  Short Tax Free Fund                0.50%            0.25%            0.36%       0.01%           1.12%          (0.36)%

---------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------
                                       Net
CLASS A                           Expenses(1,4)
-----------------------------------------------------
  California Intermediate Tax
  Free Fund                           0.70%
  Colorado Intermediate Tax
  Free Fund                           0.85%
  Intermediate Tax Free Fund          0.75%
  Minnesota Intermediate Tax
  Free Fund                           0.76%
  Oregon Intermediate Tax Free
  Fund                                0.85%
  Short Tax Free Fund                 0.76%

-----------------------------------------------------





(1)The distributor has contractually agreed to limit its Class A 12b-1 fees for each fund to 0.15% through October 31, 2009. In addition, the advisor has contractually agreed to reimburse an additional amount of Class A share 12b-1 fees equal to 0.15%, 0.10% and 0.10% of average daily net assets for California Intermediate Tax Free Fund, Intermediate Tax Free Fund and Minnesota Intermediate Tax Free Fund, respectively, through October 31, 2009.



(2)In addition to the funds' total annual operating expenses that the funds bear directly, the funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the funds invest.



(3)Total Annual Fund Operating Expenses are based on the funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers, restated to reflect current fees. The funds' most recent annual report and financial highlights reflect the operating expenses of the funds and do not include Acquired Fund Fees and Expenses.



(4)The advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after waivers by the advisor and the distributor and excluding Acquired Fund Fees and Expenses, do not exceed 0.70% for California Intermediate Tax Free Fund, 0.75% for Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, and Short Tax Free Fund, and 0.85% for Colorado Intermediate Tax Free Fund and Oregon Intermediate Tax Free Fund. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the funds' board of directors.



                                    11
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Fund Summaries
Fees and Expenses continued




---------------------------------------------------------------------------------------------------------------------------
                                                                                    Acquired
                                                 Distribution and/or               Fund Fees     Total Annual
                                    Management     Service (12b-1)       Other        and       Fund Operating    Less Fee
CLASS Y                                Fees              Fees          Expenses   Expenses(1)     Expenses(2)    Waivers(3)
---------------------------------------------------------------------------------------------------------------------------
  California Intermediate Tax
  Free Fund                            0.50%             None            0.52%          --           1.02%         (0.32)%
  Colorado Intermediate Tax Free
  Fund                                 0.50%             None            0.58%          --           1.08%         (0.38)%
  Intermediate Tax Free Fund           0.50%             None            0.27%          --           0.77%         (0.07)%
  Minnesota Intermediate Tax Free
  Fund                                 0.50%             None            0.32%       0.01%           0.83%         (0.12)%
  Oregon Intermediate Tax Free
  Fund                                 0.50%             None            0.37%          --           0.87%         (0.17)%
  Short Tax Free Fund                  0.50%             None            0.36%       0.01%           0.87%         (0.26)%

---------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------
                                        Net
CLASS Y                             Expenses(3)
-----------------------------------------------------
  California Intermediate Tax
  Free Fund                            0.70%
  Colorado Intermediate Tax Free
  Fund                                 0.70%
  Intermediate Tax Free Fund           0.70%
  Minnesota Intermediate Tax Free
  Fund                                 0.71%
  Oregon Intermediate Tax Free
  Fund                                 0.70%
  Short Tax Free Fund                  0.61%

-----------------------------------------------------





(1)In addition to the funds' total annual operating expenses that the funds bear directly, the funds' shareholders indirectly bear the expenses of the acquired funds (affiliated and unaffiliated) in which the funds invest.



(2)Total Annual Fund Operating Expenses are based on the funds' most recently completed fiscal year, absent any expense reimbursements or fee waivers. The funds' most recent annual report and financial highlights reflect the operating expenses of the funds and do not include Acquired Fund Fees and Expenses.





(3)The advisor has contractually agreed to waive fees and reimburse other fund expenses through October 31, 2009, so that total annual fund operating expenses, after waivers and excluding Acquired Fund Fees and Expenses, do not exceed 0.70% for California Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, and Oregon Intermediate Tax Free Fund, and 0.60% for Short Tax Free Fund. These fee waivers and expense reimbursements may be terminated at any time after October 31, 2009, at the discretion of the advisor. Prior to that time, such waivers and reimbursements may not be terminated without the approval of the funds' board of directors.


EXAMPLES These examples are intended to help you compare the cost of investing in each fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 for the time periods indicated, that your investment has a 5% return each year, and that each fund's operating expenses remain the same. Although your actual costs and returns may differ, based on these assumptions your costs would be:



CLASS A                                                   One Year       Three Years       Five Years       Ten Years
  California Intermediate Tax Free Fund                       $295              $564             $853          $1,675
---------------------------------------------------------------------------------------------------------------------------
  Colorado Intermediate Tax Free Fund                         $310              $591             $892          $1,749
---------------------------------------------------------------------------------------------------------------------------
  Intermediate Tax Free Fund                                  $300              $516             $750          $1,421
---------------------------------------------------------------------------------------------------------------------------
  Minnesota Intermediate Tax Free Fund                        $301              $530             $777          $1,484
---------------------------------------------------------------------------------------------------------------------------
  Oregon Intermediate Tax Free Fund                           $310              $547             $803          $1,534
---------------------------------------------------------------------------------------------------------------------------
  Short Tax Free Fund                                         $301              $538             $794          $1,526







CLASS Y                                                   One Year       Three Years       Five Years       Ten Years
---------------------------------------------------------------------------------------------------------------------------
  California Intermediate Tax Free Fund                        $72              $293             $532          $1,219
---------------------------------------------------------------------------------------------------------------------------
  Colorado Intermediate Tax Free Fund                          $72              $306             $559          $1,283
---------------------------------------------------------------------------------------------------------------------------
  Intermediate Tax Free Fund                                   $72              $239             $421            $948
---------------------------------------------------------------------------------------------------------------------------
  Minnesota Intermediate Tax Free Fund                         $73              $253             $449          $1,014
---------------------------------------------------------------------------------------------------------------------------
  Oregon Intermediate Tax Free Fund                            $72              $261             $466          $1,057
---------------------------------------------------------------------------------------------------------------------------
  Short Tax Free Fund                                          $62              $252             $457          $1,049






                                    12
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

More About the Funds
Investment Strategies and Other Investment Matters

OBJECTIVES

The funds' objectives, which are described in the "Fund Summaries" section, may be changed without shareholder approval. If a fund's objective changes, you will be notified at least 60 days in advance. Please remember, there is no guarantee that any fund will achieve its objective.

INVESTMENT STRATEGIES

The funds' principal investment strategies are discussed in the "Fund Summaries" section. These are the strategies that the funds' investment advisor believes are most likely to be important in trying to achieve the funds' objectives. This section provides more information about some of the funds' principal and non-principal investment strategies. You should be aware that each fund may also use strategies and invest in securities that are not described in this prospectus, but that are described in the Statement of Additional Information (SAI). For a copy of the SAI, call Investor Services at 800 677-FUND.



Investment Approach. In selecting securities for the funds, fund managers first determine their economic outlook and the direction in which inflation and interest rates are expected to move. In selecting individual securities consistent with this outlook, the fund managers evaluate factors such as credit quality, yield, maturity, liquidity, and portfolio diversification. In the case of Intermediate Tax Free Fund and Short Tax Free Fund, geographical diversification is also a factor. Fund managers conduct research on potential and current holdings in the funds to determine whether a fund should purchase or retain a security. This is a continuing process the focus of which changes according to market conditions, the availability of various permitted investments, and cash flows into and out of the funds.

Municipal Securities. Municipal securities are issued to finance public infrastructure projects such as streets and highways, schools, water and sewer systems, hospitals, and airports. They also may be issued to refinance outstanding obligations as well as to obtain funds for general operating expenses and for loans to other public institutions and facilities.

The funds may invest in municipal securities such as "general obligation" bonds, "revenue" bonds, and participation interests in municipal leases. General obligation bonds are backed by the full faith, credit, and taxing power of the issuer. Revenue bonds are payable only from the revenues generated by a specific project or from another specific revenue source. Participation interests in municipal leases are undivided interests in a lease, installment purchase contract, or conditional sale contract entered into by a state or local government unit to acquire equipment or facilities.

The municipal securities in which the funds invest may include refunded bonds and zero coupon bonds. Refunded bonds may have originally been issued as general obligation or revenue bonds, but become "refunded" when they are secured by an escrow fund, usually consisting entirely of direct U.S. government obligations and/or U.S. government agency obligations. Zero coupon bonds are issued at substantial discounts from their value at maturity and pay no cash income to their holders until they mature. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value.

Effective Duration. Short Tax Free Fund attempts to maintain the average effective duration of its portfolio securities at 3 1/2 years or less under normal market conditions. Effective duration, one measure of interest rate risk, measures how much the value of a security is expected to change with a given change in interest rates. The longer a security's effective duration, the more sensitive its price to changes in interest rates. For example, if interest rates were to increase by one percentage point, the market value of a bond with an effective duration of three years would decrease by 3%, with all other factors being constant. However, all other factors are rarely constant. Effective duration is based on assumptions and subject to a number of limitations. It is most useful when interest rate changes are small, rapid, and occur equally in short-term and long-term securities.

Ratings. The funds have investment strategies requiring them to invest in municipal securities that have received a particular rating from a rating service such as Moody's or Standard & Poor's. Any reference in this prospectus to a specific rating encompasses all gradations of that rating. For example, if the prospectus says that a fund may invest in securities rated as low as B, the fund may invest in securities rated B-.

Temporary Investments. In an attempt to respond to adverse market, economic, political, or other conditions, each fund may temporarily invest without limit in cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities, including securities which pay income that is subject to federal and state income tax. These investments may include money market funds advised by the funds' advisor. Because these investments may be taxable, and may result in a lower yield than would be available from investments with a lower quality or longer term, they may prevent a fund from achieving its investment objective.

Portfolio Turnover. Fund managers may trade securities frequently, resulting, from time to time, in an annual portfolio turnover rate of over 100%. Trading of securities may produce capital gains, which are taxable to shareholders when distributed. Active trading may also increase the amount of commissions or mark-ups to broker-dealers that the fund pays when it buys and sells securities. The "Financial Highlights" section of this prospectus shows each fund's historical portfolio turnover rate.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the funds' policies and procedures with respect to the disclosure of each fund's portfolio securities is available in the funds' SAI.


                                    13
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares

GENERAL


You may purchase, redeem, or exchange shares of the funds on any day when the New York Stock Exchange (NYSE) is open, except that shares cannot be purchased by wire transfer on days that federally chartered banks are closed. Purchases, redemptions and exchanges may be restricted in the event of an early or unscheduled close of the NYSE, as permitted by the Securities and Exchange Commission (SEC).


The funds have authorized certain investment professionals and financial institutions ("financial intermediaries") to accept purchase, redemption, or exchange orders on their behalf. Your purchase or redemption price will be based on that day's net asset value (NAV) per share if your order is received by the funds or an authorized financial intermediary in proper form prior to the time the funds calculate their NAV. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Calculating Net Asset Value" below. Contact your financial intermediary to determine the time by which it must receive your order to be assured same day processing. To make sure your order is in proper form, you must follow the instructions set forth below under "Purchase, Redemption and Exchange Procedures."


Some financial intermediaries may charge a fee for helping you purchase, redeem or exchange shares. Contact your financial intermediary for more information. No such fee will be imposed if you purchase shares directly from the funds.




CHOOSING A SHARE CLASS

The funds issue their shares in two classes -- Class A and Class Y shares -- with each class having a different cost structure. As noted below, only certain eligible investors can purchase Class Y shares of the funds, whereas Class A shares are generally available to investors. You should decide which share class best suits your needs.

Eligibility to Invest in Class Y Shares


CLASS Y SHARES are offered to group retirement and employee benefit plans and to certain persons who are charged fees for advisory, investment, consulting or similar services by a financial intermediary or other service provider. Such persons may include, but are not limited to, individuals, corporations, and endowments.


Class Share Overview

                                       Contingent       Annual
                         Front-End      Deferred      12b-1 Fees
                       Sales Charge   Sales Charge    (as a % of
                          (FESC)         (CDSC)      net assets)
----------------------------------------------------------------
Class A                    2.25%(1)       0.00%(2)      0.25%
Class Y                     None           None          None
----------------------------------------------------------------


(1)The FESC is reduced for larger purchases. See "Determining Your Share Price -- Class A Shares" below.

(2)Class A share investments of $1 million or more on which no FESC is paid may be subject to a 1% CDSC.

Class Y shares are generally a better choice than Class A shares if you are eligible to purchase this share class.

DETERMINING YOUR SHARE PRICE

Because the current prospectus and Statement of Additional Information are available on First American Funds' website free of charge, we do not disclose the following share class information separately on the website.


Class A Shares

Your purchase price for Class A shares is typically the net asset value of your shares, plus a front-end sales charge. Sales charges vary depending on the amount of your purchase. The sales charge you pay may differ slightly from the amount set forth below because of rounding that occurs in the calculation used to determine your sales charge.

                                       Sales Charge
                              -----------------------------
                               As a %               As a %
                                 of                 of Net
                              Offering              Amount
Purchase Amount                 Price              Invested
-----------------------------------------------------------
Less than $50,000               2.25%                2.30%
$50,000 - $99,999               2.00%                2.04%
$100,000 - $249,999             1.75%                1.78%
$250,000 - $499,999             1.25%                1.27%
$500,000 - $999,999             1.00%                1.01%
$1 million and over             0.00%                0.00%


Reducing Your Sales Charge on Class A Shares. As shown in the preceding table, larger purchases of Class A shares reduce the percentage sales charge you pay. In determining whether you are entitled to pay a reduced sales charge, you may aggregate certain other purchases with your current purchase, as follows.


Prior Purchases. Prior purchases of Class A, Class B (for funds that offered such share class prior to July 1, 2008), and Class C shares of any First American Fund (except a money market fund) will be factored into your sales charge calculation. You will receive credit for the current net asset value of the


                                    14
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



other Class A, Class B, and Class C shares you hold at the time of your purchase, including shares held in individual retirement, custodial or personal trust accounts. For example, let's say you're making a $10,000 investment and you already own other First American Fund Class A shares that are currently valued at $45,000. You will receive credit for the current value of these shares and your sales charge will be based on a total purchase amount of $55,000. If the current net asset value of your shares is less than their original purchase price, you may receive credit for their original purchase price instead, but only if you provide a written request to the funds and provide them with the records necessary to demonstrate the shares' purchase price.

Purchases by Related Accounts.   Concurrent and prior purchases by certain other
accounts of Class A, Class B (for funds that had offered such share class prior to July 1, 2008), and Class C shares of any First American Fund (except a money market fund) also will be combined with your purchase to determine your sales charge. The fund will combine purchases made by you, your spouse or domestic partner, and your dependent children when it calculates the sales charge, including purchases in individual retirement, custodial and personal trust accounts.



Letter of Intent.   If you plan to make an aggregate investment of $50,000 or
more over a 13-month period in Class A or Class C shares of one or more First American Funds, other than the money market funds, you may reduce your sales charge for Class A purchases by signing a non-binding letter of intent. If you do not fulfill the letter of intent, you must pay the applicable sales charge. In addition, if you reduce your sales charge to zero under a letter of intent and then sell your Class A shares within 18 months of their purchase, you may be charged a contingent deferred sales charge of 1%. See "Class A Share Investments of Over $1 Million" below.


It is your responsibility to determine whether you are entitled to pay a reduced sales charge. The fund is not responsible for making this determination. To receive a reduced sales charge, you must notify the fund at the time of the purchase order that a quantity discount may apply to your current purchase. If you purchase shares by mail, you must notify the fund in writing. Otherwise, simply inform your financial intermediary or Investor Services if you are purchasing shares directly from the funds, and they will notify the fund.

You should provide your financial intermediary with information or records regarding any other accounts in which there are holdings eligible to be aggregated, including:

- all of your accounts at your financial intermediary.

- all of your accounts at any other financial intermediary.



- all accounts of any related party (such as a spouse or dependent child) held with any financial intermediary.

You should keep the records necessary to demonstrate the purchase price of shares held in these accounts since neither the fund and its transfer agent nor your financial intermediary may have this information.

More information on these ways to reduce your sales charge appears in the SAI.

Purchasing Class A Shares Without a Sales Charge. The following persons may purchase a fund's Class A shares at net asset value without a sales charge:

- directors, advisory board members, full-time employees and retirees of the advisor and its affiliates.

- current and retired officers and directors of the funds.

- full-time employees of any broker-dealer authorized to sell fund shares.

- full-time employees of the fund's counsel.

- members of the immediate families of any of the foregoing (i.e., a spouse or domestic partner and any dependent children).

- persons who purchase the funds through "one-stop" mutual fund networks through which the funds are made available.

- persons participating in a fee-based program sponsored and maintained by a registered broker-dealer.

- trust companies and bank trust departments acting in a fiduciary, advisory, agency, custodial or similar capacity.


- persons who hold shares of a First American money market fund pursuant to an arrangement, which has subsequently terminated, under which the money market fund had served as a cash investment option for another mutual fund family, but only with respect to exchanges of those shares (including shares representing reinvested dividends) for shares of other First American funds.



- persons who held shares of a tax free income fund of another mutual fund family, where such other fund was subsequently liquidated or merged into another mutual fund, or where the liquidation or merger is pending, provided the purchase of Class A shares is made prior to June 30, 2009.



- group retirement and employee benefit plans.


You must notify the funds or your financial intermediary if you are eligible to purchase Class A shares without a sales charge.

Reinvesting After a Redemption. If you redeem Class A shares of a First American Fund (except money market fund shares on which you have not paid a sales charge), you may reinvest in Class A shares of that fund or another First American fund within 180 days without a sales charge. To reinvest in Class A shares at net asset value (without paying a sales charge), you must notify the fund directly in writing or notify your financial intermediary.

Class A Share Investments of Over $1 Million. There is no initial sales charge on Class A share purchases of $1 million or more (including purchases that reach the $1 million level as a result of aggregating prior purchases and purchases by related accounts). However, your financial

                                    15
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



intermediary may receive a commission of up to 1% on your purchase. If such a commission is paid, you will be assessed a contingent deferred sales charge
(CDSC) of 1% if you sell your shares within 18 months. The CDSC you pay may differ slightly from this amount because of rounding that occurs in the calculation used to determine your CDSC. To find out whether you will be assessed a CDSC, ask your financial intermediary.

The CDSC is based on the value of your shares at the time of purchase in the case of a partial redemption. If you redeem all of your shares, the CDSC is based on the value of your shares at the time of purchase or at the time of redemption, whichever is less. The charge does not apply to shares you acquired by reinvesting your dividend or capital gain distributions. To help lower your costs, Class A shares that are not subject to a CDSC will be redeemed first.

CDSCs on Class A share redemptions will be waived for:

- redemptions following the death or disability (as defined in the Internal Revenue Code) of a shareholder.

- redemptions that equal the minimum required distribution from an IRA or other retirement plan to a shareholder who has reached the age of 70 1/2.

- redemptions through a systematic withdrawal plan, at a rate of up to 12% a year of your account's value. The systematic withdrawal limit will be based on the market value of your account at the time of each withdrawal.

- redemptions required as a result of over-contribution to an IRA plan.



Class Y Shares

Your purchase price for Class Y shares is their net asset value. This share class does not have a front-end sales charge or a CDSC.

12B-1 FEES


Each fund has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act that allows each fund to pay the fund's distributor an annual fee for the distribution and sale of its shares and/or for services provided to shareholders. Class A shares of the funds pay shareholder servicing fees equal, on an annual basis, to 0.25% of average daily net assets. The distributor has agreed to limit its Class A 12b-1 fees for each fund to 0.15% through October 31, 2009. In addition, the advisor has agreed to reimburse an additional amount of Class A share 12b-1 fees equal to 0.15%, 0.10%, and 0.10% of average daily net assets for California Intermediate Tax Free Fund, Intermediate Tax Free Fund, and Minnesota Intermediate Tax Free Fund, respectively, through October 31, 2009. The funds do not pay 12b-1 fees on Class Y shares. Because 12b-1 fees are paid out of a fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.


COMPENSATION PAID TO FINANCIAL INTERMEDIARIES

The funds' distributor receives any front-end sales charge or CDSC that you pay and any 12b-1 fees paid by the funds. From this revenue, the distributor will pay financial intermediaries for the services they provide. The funds' advisor and/or distributor may make additional payments to intermediaries from their own assets, as described below under "Additional Payments to Financial Intermediaries."

Sales Charge Reallowance

The distributor pays (or "reallows") a portion of the front-end sales charge on Class A shares to your financial intermediary, as follows:

                                  Maximum Reallowance
                                       as a % of
Purchase Amount                      Purchase Price
-----------------------------------------------------
Less than $50,000                        2.00%
$50,000 - $99,999                        1.75%
$100,000 - $249,999                      1.50%
$250,000 - $499,999                      1.00%
$500,000 - $999,999                      0.75%
$1 million and over                      0.00%


Sales Commissions


There is no initial sales charge on Class A share purchases of $1 million or more. However, your financial intermediary may receive a commission of up to 1% on your purchase.


12b-1 Fees

The funds' distributor uses the 12b-1 shareholder servicing fee to compensate financial intermediaries for administrative services performed on behalf of the intermediaries' customers. These intermediaries receive shareholder servicing fees of 0.25% of a fund's Class A share average daily net assets attributable to shares sold through them. For Class A shares, the distributor begins to pay shareholder servicing fees to these intermediaries immediately after you purchase shares. The intermediaries continue to receive these fees for as long as you hold fund shares.

Additional Payments to Financial Intermediaries




The advisor and/or the distributor may pay additional compensation to financial intermediaries out of their own resources to selected intermediaries for the purposes of promoting the sale of fund shares, maintaining share balances and/or for sub-accounting, administrative or shareholder processing services. The amounts of these payments could be significant, and may create an incentive for the intermediary or its representatives to recommend or offer shares of the funds to you. The intermediary may elevate the prominence or profile of the funds within the intermediary's organization by, for example, placement on a list of preferred or recommended funds, and/or


                                    16
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued




granting the advisor and/or the distributor preferential or enhanced opportunities to promote the funds in various ways within the intermediary's organization. These payments are not reflected in the fees and expenses listed in the "Fund Summaries" section of the prospectus because they are not paid by the funds.



These payments are negotiated and may be based on such factors as the number or value of First American Fund shares that the intermediary sells or may sell; the value of the assets invested in the First American Funds by the intermediary's customers; the type and nature of services or support furnished by the intermediary; and/or other measures as determined from time to time by the advisor and/or distributor. Such payments are generally asset based but also may include the payment of a lump sum for services provided. In addition, the advisor and/or the distributor may make payments to reimburse selected intermediaries for items such as ticket charges (i.e., fees that an intermediary charges its representatives for effecting transactions in fund shares), operational charges, literature printing and/or distribution costs, and networking fees.



The advisor and/or distributor may make other payments or allow other promotional incentives to financial intermediaries to the extent permitted by SEC and FINRA rules and by other applicable laws and regulations.


You can ask your financial intermediary for information about any payments it receives from the advisor and/or the distributor and from the funds, and any services your intermediary provides, as well as about fees and/or commissions your intermediary charges. You can also find more details about payments made by the advisor, and/or the distributor in the funds' SAI.

PURCHASE, REDEMPTION, AND EXCHANGE PROCEDURES

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

As a result, when you open an account, we will ask for your name, permanent street address, date of birth, and social security or taxpayer identification number. Addresses containing a P.O. Box only will not be accepted. We may also ask for other identifying documents or information.

Purchasing Class A Shares

You can become a shareholder in any of the funds by making the following minimum initial or additional investments.

                                                                                     Minimum       Minimum
                                                                                     Initial     Additional
ACCOUNT TYPES                                                                      Investment    Investment
-----------------------------------------------------------------------------------------------------------
Uniform Gift to Minors Act (UGMA)/
Uniform Transfers to Minors Act (UTMA) accounts                                      $  500         $ 25
All other accounts                                                                   $1,000         $100



The funds reserve the right to waive or lower purchase minimums under certain circumstances and to reject any purchase order. As of January 1, 2009, the minimum initial investment will increase to $2,500 for all accounts and additional investments will be allowed for as little as $100 for all accounts.



By Phone. You can purchase shares by calling your financial intermediary, if it has a sales agreement with the funds' distributor. Once the initial minimum investment has been made, you can also place purchase orders in amounts equal to or greater than the minimum additional investment amount for your account type by calling Investor Services at 800 677-FUND. Funds will be transferred electronically from your bank account through the Automated Clearing House (ACH) network. Before making a purchase by electronic funds transfer, you must submit a new account form to the funds and elect this option. Be sure to include all of your banking information on the form.



By Wire. You can purchase shares by making a wire transfer from your bank. Before making an initial investment by wire, you must submit a new account form to the funds. After receiving your form, a service representative will contact you with your account number and wiring instructions. Your order will be priced at the next NAV, or public offering price as applicable based on your share class, calculated after the funds' custodian receives your payment by wire. Before making any additional purchases by wire, you should call Investor Services at 800 677-FUND. You cannot purchase shares by wire on days when federally chartered banks are closed.


By Mail. To purchase shares by mail, simply complete and sign a new account form, enclose a check made payable to the fund you wish to invest in, and mail both to:

REGULAR U.S. MAIL:            OVERNIGHT EXPRESS MAIL:
--------------------------    --------------------------
First American Funds          First American Funds
P.O. Box 3011                 615 East Michigan Street
Milwaukee, WI 53201-3011      Milwaukee, WI 53202


After you have established an account, you may continue to purchase shares by mailing your check to First American Funds at the same address.

Please note the following:

- All purchases must be drawn on a bank located within the United States and payable in U.S. dollars to First American Funds.


                                    17
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



- Cash, money orders, cashier's checks in amounts less than $10,000, third-party checks, Treasury checks, credit card checks, traveler's checks, starter checks, and credit cards will not be accepted. We are unable to accept post dated checks, post dated on-line bill pay checks, or any conditional order or payment.



- If a check or ACH transaction does not clear your bank, the funds reserve the right to cancel the purchase, and you may be charged a fee of $25 per check or transaction. You could be liable for any losses or fees incurred by the fund as a result of your check or ACH transaction failing to clear.


By Systematic Investment Plan. To purchase shares as part of a savings discipline, you may add to your investment on a regular basis:

- by having $100 or more ($25 for a retirement plan or a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account) automatically withdrawn from your bank account on a periodic basis and invested in fund shares, or

- through automatic monthly exchanges of your fund into another First American fund of the same class.

You may apply for participation in either of these programs through your financial intermediary or by calling Investor Services at 800 677-FUND.

Redeeming Class A Shares

When you redeem shares, the proceeds are normally sent on the next business day, but in no event more than seven days, after your request is received in proper form.

By Phone. If you purchased shares through a financial intermediary, simply call them to redeem your shares.


If you did not purchase shares through a financial intermediary, you may redeem your shares by calling Investor Services at 800 677-FUND. Proceeds can be wired to your bank account (if you have previously supplied your bank account information to the fund) or sent to you by check. The funds charge a $15 fee for wire redemptions, but have the right to waive this fee for shares redeemed through certain financial intermediaries and by certain individuals. Proceeds also can be sent directly to your bank or brokerage account via electronic funds transfer if your bank or brokerage firm is a member of the ACH network. Credit is usually available within 2-3 business days. The First American Funds reserve the right to limit telephone redemptions to $50,000 per account per day.


If you recently purchased your shares by check or through the ACH network, proceeds from the sale of those shares may not be available until your check or ACH payment has cleared, which may take up to 15 calendar days from the date of purchase.

By Mail. To redeem shares by mail, send a written request to your financial intermediary, or to the fund at the following address:

REGULAR U.S. MAIL:            OVERNIGHT EXPRESS MAIL:
--------------------------    --------------------------
First American Funds          First American Funds
P.O. Box 3011                 615 East Michigan Street
Milwaukee, WI 53201-3011      Milwaukee, WI 53202


Your request should include the following information:

- name of the fund



- account number

- dollar amount or number of shares redeemed

- name on the account

- signatures of all registered account owners


After you have established your account, signatures on a written request must be guaranteed if:



- you would like redemption proceeds to be paid to any person, address, or bank account other than that on record.


- you would like the redemption check mailed to an address other than the address on the fund's records, or you have changed the address on the fund's records within the last 30 days.

- your redemption request is in excess of $50,000.

- bank information related to an automatic investment plan, telephone purchase or telephone redemption is changed.

In addition to the situations described above, the funds reserve the right to require a signature guarantee in other instances based on the circumstances of a particular situation.

A signature guarantee assures that a signature is genuine and protects shareholders from unauthorized account transfers. Banks, savings and loan associations, trust companies, credit unions, broker-dealers, and member firms of a national securities exchange may guarantee signatures. Call your financial intermediary to determine if it has this capability. A notary public is not an acceptable signature guarantor.

Proceeds from a written redemption request will be sent to you by check unless another form of payment is requested.


By Wire. You can call or write to have redemption proceeds sent to a bank account. See the policies for redeeming shares by phone or by mail. Before requesting to have redemption proceeds sent to a bank account, please make sure the funds have your bank account information on file. If the funds do not have this information, you will need to send written instructions with your bank's name and a voided check or pre-printed savings account deposit slip. You must provide written instructions signed by all fund and bank account owners, and each individual must have their signature guaranteed.


By Systematic Withdrawal Plan. If your account has a value of $5,000 or more, you may redeem a specific dollar

                                    18
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



amount from your account on a regular basis. You may set up systematic withdrawals when you complete a new account form or by calling your financial intermediary.

You should not make systematic withdrawals if you plan to continue investing in a fund, due to sales charges and tax liabilities.

Exchanging Class A Shares

If your investment goals or your financial needs change, you may move from one First American Fund to another First American Fund. There is no fee to exchange shares.

Generally, you may exchange your shares only for the same class of shares of the other fund, with certain exceptions, including:

- You may exchange your Class A shares for Class Y shares of the same or another First American Fund if you subsequently become eligible to purchase Class Y shares.

- If you are no longer eligible to hold Class Y shares, you may exchange your shares for Class A shares at net asset value. Class A shares have higher expenses than Class Y shares.

Exchanges are made based on the net asset value per share of each fund at the time of the exchange. When you exchange your Class A shares of one of the funds for Class A shares of another First American Fund, you do not have to pay a sales charge.

Before exchanging into any fund, be sure to read its prospectus carefully. A fund may change or cancel its exchange policies at any time. You will be notified of any changes. The funds have the right to limit exchanges that are deemed to constitute short-term trading. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Short-Term Trading of Fund Shares" below.

By Phone. If both funds have identical shareholder registrations, you may exchange shares by calling your financial intermediary or by calling the funds directly at 800 677-FUND.

By Mail. To exchange shares by written request, please follow the procedures under "Redeeming Class A Shares" above. Be sure to include the names of both funds involved in the exchange.


By Systematic Exchange Plan. You may add to your investment on a regular basis through automatic monthly exchanges of one First American fund into another First American fund of the same class. You may apply for participation in this program through your financial intermediary or by calling Investor Services at 800 677-FUND.


Purchasing, Redeeming, and Exchanging Class Y Shares

You may purchase or redeem shares by calling your financial intermediary. When purchasing shares, payment must be made by wire transfer, which can be arranged by your financial intermediary. You cannot purchase shares by wire on days when federally chartered banks are closed. The funds reserve the right to impose minimum investment amounts on clients of financial intermediaries that charge the funds or the advisor transaction or recordkeeping fees.

If the fund or an authorized financial intermediary receives your redemption request by 3:00 p.m. Central time, payment of your redemption proceeds will ordinarily be made by wire on the next business day. It is possible, however, that payment could be delayed by up to seven days.

Exchanging Class Y Shares. If your investment goals or your financial needs change, you may exchange your shares for Class Y shares of another First American Fund. Exchanges are made at the net asset value per share of each fund at the time of the exchange. There is no fee to exchange shares. If you are no longer eligible to hold Class Y shares, you may exchange your shares for Class A shares at net asset value. Class A shares have higher expenses than Class Y shares.

To exchange your shares, call your financial intermediary.

Before exchanging into any fund, be sure to read its prospectus carefully. A fund may change or cancel its exchange policies at any time. You will be notified of any changes. The funds have the right to limit exchanges that are deemed to constitute short-term trading. See "Additional Information on Purchasing, Redeeming and Exchanging Shares -- Short-Term Trading of Fund Shares" below.


Systematic Transactions You may add to your investment, or redeem a specific dollar amount from your account, on a regular, automatic basis through a systematic investment or withdrawal plan. You may also move from one First American Fund to another First American Fund of the same class on a regular basis through automatic monthly exchanges. You may apply for participation in these programs through your financial intermediary.


You should not make systematic withdrawals if you plan to continue investing in a fund, due to sales charges and tax liabilities.

ADDITIONAL INFORMATION ON PURCHASING, REDEEMING AND EXCHANGING SHARES

Calculating Net Asset Value


The funds generally calculate their NAV as of 3:00 p.m. Central time every day the New York Stock Exchange is open. The fund does not calculate its NAV on national holidays, or any other days, on which the NYSE is closed for trading.


A fund's NAV is equal to the market value of its investments and other assets, less any liabilities, divided by the number of fund shares. Security valuations for the funds' investments are furnished by one or more independent pricing services that have been approved by the funds' board of directors. If market prices

                                    19
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued



are not readily available for an investment or if the advisor believes they are unreliable, fair value prices may be determined in good faith using procedures approved by the funds' board of directors. Under these procedures, fair values are generally determined by a pricing committee appointed by the board of directors. The types of securities for which such fair value pricing might be required include, but are not limited to:


- Securities where an event occurs after the close of the market in which such security principally trades, but before NAV is determined, that will affect the value of such security, or the closing value is otherwise deemed unreliable;


- Securities whose trading has been halted or suspended;

- Fixed-income securities that have gone into default and for which there is no current market value quotation; and

- Securities with limited liquidity, including certain high-yield securities or securities that are restricted as to transfer or resale.

Valuing securities at fair value involves greater reliance on judgment than valuing securities that have readily available market quotations. There can be no assurance that a fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the fund determines its NAV per share.

Short-Term Trading of Fund Shares


The funds discourage purchases and redemptions of their shares in response to short-term fluctuations in the securities markets. The funds' board of directors has adopted policies and procedures designed to detect and deter short-term trading in the funds' shares that may disadvantage long-term fund shareholders. These policies are described below. The funds will not knowingly accommodate trading in the funds' shares in violation of these policies.


Risks Associated with Short-Term Trading. Short-term trading in a fund's shares, particularly in larger amounts, may be detrimental to long-term shareholders of the fund. Depending on various factors, including the size of a fund, the amount of assets the fund typically maintains in cash or cash equivalents, the dollar amount and number and frequency of trades, and the types of securities in which the fund typically invests, short-term trading may interfere with the efficient management of the fund's portfolio, increase the fund's transaction costs, administrative costs and taxes, and/or impact the fund's performance.

In addition, the nature of a fund's portfolio holdings may allow a shareholder engaging in a short-term trading strategy to take advantage of possible delays between the change in the value of a fund's portfolio holdings and the reflection of that change in the net asset value of the fund's shares. Such a delay may occur in funds that have significant investments in foreign securities, where the value of those securities is established some time before the fund calculates its own share price, or in funds that hold significant investments in small-cap securities, high-yield (junk) bonds and other types of investments that may not be frequently traded. This type of short-term trading is sometimes referred to as "arbitrage market timing," and there is the possibility that such trading may dilute the value of fund shares if redeeming shareholders receive proceeds (and buying shareholders receive shares) based upon net asset values which do not reflect appropriate fair value prices.

Short-Term Trading Policies. The funds' advisor monitors trading in fund shares in an effort to identify short-term trading activity that may disadvantage long-term shareholders. Only transactions that exceed a certain dollar threshold that has been determined to be potentially disruptive to the management of a fund are subject to monitoring. It is the policy of the funds to permit no more than one round trip by an investor during any 90-calendar-day period. A round trip is defined as a purchase into or redemption out of a fund (including purchases or redemptions accomplished by an exchange) paired with an opposite direction redemption out of or purchase into the same fund within 10 calendar days, in a dollar amount that exceeds the monitoring threshold. If the advisor determines that a shareholder has made more than one round trip during any 90-calendar-day period, the shareholder conducting such trading will, in less serious instances, be given an initial warning to discontinue such trading. In more serious instances (generally involving larger dollar amounts), or in the case of a second violation after an initial warning has been given, the shareholder may be temporarily or permanently barred from making future purchases into one or all of the funds or, alternatively, the funds may limit the amount, number or frequency of any future purchases and/or the method by which the shareholder may request future purchases (including purchases by an exchange or transfer between a fund and any other fund). In addition to the foregoing sanctions, the funds reserve the right to reject any purchase order at any time and for any reason, without prior written notice. The funds also reserve the right to revoke the exchange privileges of any person at any time and for any reason. In making determinations concerning the rejection of purchase orders and the revocation of exchange privileges, and in considering which sanctions to impose, the funds may consider an investor's trading history in any of the First American Funds, in non-First American mutual funds, or in accounts under a person's common ownership or control.

Certain transactions are not subject to the funds' short-term trading policies. These include transactions such as systematic redemptions and purchases; retirement plan contributions, loans and distributions (including hardship withdrawals); purchase transactions involving transfers of assets, rollovers, Roth IRA conversions and IRA re-characterizations; regular portfolio re-balancings in fee-based programs of registered investment advisors, financial planners and registered broker-dealers; and similar transactions.


Fund shares are frequently held through omnibus account arrangements, whereby a broker-dealer, investment advisor, retirement plan sponsor or other financial intermediary maintains an omnibus account with a fund for trading on behalf


                                    20
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Purchasing, Redeeming, and Exchanging Shares continued




of its customers. The funds generally seek to apply their short-term trading policies and procedures to these omnibus account arrangements, and monitor trading activity at the omnibus account level to attempt to identify disruptive trades. Under agreements that the funds (or the funds' distributor) have entered into with intermediaries, the funds may request transaction information from intermediaries at any time in order to determine whether there has been short-term trading by the intermediaries' customers. The funds will request that the intermediary provide additional account level detail (or participant level detail in the case of retirement plans) to the funds if more than one round trip in any 90 day period is detected at the omnibus or plan level and such round trips appear to be (a) attributable to an individual shareholder or plan participant and (b) potentially detrimental to the respective fund and its shareholders based on such factors as the time between transactions, the size of the transactions and the type of fund involved. If short-term trading is detected at the individual account or participant level, the funds will request that the intermediary take appropriate action to curtail the activity. If the intermediary does not take action, the funds will take such steps as are reasonably practicable to curtail the excessive trading, including terminating the relationship with the intermediary if necessary. An intermediary may apply its own short-term trading policies and procedures, which may be more or less restrictive than the funds' policies and procedures. If you purchase or sell fund shares through an intermediary, you should contact them to determine whether they impose different requirements or restrictions.





Telephone Transactions


The funds and their agents will not be responsible for any losses that may result from acting on wire or telephone instructions that they reasonably believe to be genuine. The funds and their agents will each follow reasonable procedures to confirm that instructions received by telephone are genuine, which may include taping telephone conversations.


Once a telephone transaction has been placed, it cannot be canceled or modified.


It may be difficult to reach the funds by telephone during periods of unusual market activity. If you are unable to reach the funds or their agents by telephone, please consider sending written instructions.


Accounts with Low Balances




The funds reserve the right to liquidate or assess a low balance fee to any account holding a balance that is less than the account balance minimum of $500 for any reason, including market fluctuation.



Annually, on or about the second Wednesday of August, the funds will assess a $15 low balance fee to certain retirement accounts, education savings plans, and UGMA/UTMA accounts that have balances under the account balance minimum. At the same time, other accounts with balances under the account balance minimum will be liquidated, with proceeds being mailed to the address of record. Shareholders will receive a communication reminding them of this scheduled action in their second quarter account statements, thereby providing time to ensure that balances are at or above the account balance minimum prior to the assessment of the low balance fee or liquidation of low balance accounts.


Redemption in Kind


Generally, proceeds from redemption requests will be paid in cash. However, to minimize the effect of large redemption requests on a fund and its remaining shareholders, if you redeem more than $250,000 of a fund's assets within a 30-day period, each fund reserves the right to pay part or all of the proceeds from a redemption request in a proportionate share of securities from the fund's portfolio instead of cash. The advisor will value these securities in accordance with the pricing methods employed to calculate the fund's net asset value per share. If you receive redemption proceeds in kind, you should expect to incur transaction costs upon disposition of the securities received in the redemption. In addition, you will bear the market risk associated with these securities until their disposition.



                                    21
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Managing Your Investment

STAYING INFORMED
Shareholder Reports

Shareholder reports are mailed twice a year. They include financial statements and performance information, and, on an annual basis, a message from your portfolio managers and the report of independent registered public accounting firm.

In an attempt to reduce shareholder costs and help eliminate duplication, the funds will try to limit their mailings to one report for each address that lists one or more shareholders with the same last name. If you would like additional copies, please call Investor Services at 800 677-FUND.

Statements and Confirmations

Statements summarizing activity in your account are mailed quarterly. Confirmations generally are mailed following each purchase or sale of fund shares, but some transactions, such as systematic purchases and dividend reinvestments, are reported on your account statement. Generally, the funds do not send statements for shares held in a brokerage account or to individuals who have their shares held in an omnibus account, such as retirement plan participants. Please review your statements and confirmations as soon as you receive them and promptly report any discrepancies to your financial intermediary or to Investor Services at 800 677-FUND.

DIVIDENDS AND DISTRIBUTIONS

Dividends from a fund's net investment income are declared daily and paid monthly. Any capital gains are distributed at least once each year. If you place a purchase order or an exchange order for fund shares by the time the fund determines its NAV, you will begin to accrue dividends on the next business day.

Dividend and capital gain distributions will be reinvested in additional shares of the fund paying the distribution, unless you request that distributions be reinvested in another First American Fund or paid in cash. This request may be made on your new account form, by contacting your financial intermediary, or by calling Investor Services at 800 677-FUND. If you request that your distributions be paid in cash but those distributions cannot be delivered because of an incorrect mailing address, or if a distribution check remains uncashed for six months, the undelivered or uncashed distributions and all future distributions will be reinvested in fund shares at the current NAV.

TAXES

Some of the tax consequences of investing in the funds are discussed below. More information about taxes is in the SAI. However, because everyone's tax situation is unique, always consult your tax professional about federal, state, and local tax consequences.

Federal Taxes on Distributions

Each fund intends to meet certain federal tax requirements so that distributions of tax-exempt interest income may be treated as "exempt-interest dividends." These dividends are not subject to regular federal income tax. However, each fund may invest up to 20% of its net assets in municipal securities the interest on which is subject to the federal alternative minimum tax. Any portion of exempt-interest dividends attributable to interest on these securities may increase some shareholders' alternative minimum tax. The funds expect that their distributions will consist primarily of exempt-interest dividends. Intermediate Tax Free Fund's and Short Tax Free Fund's exempt-interest dividends generally will be subject to state or local income taxes.

Distributions paid from any interest income that is not tax-exempt and from any net realized capital gains will be taxable whether you reinvest those distributions or take them in cash. Distributions paid from taxable interest income will be taxed as ordinary income and not as "qualifying dividends" that are taxed at the same rate as long-term capital gains. Distributions of a fund's net long-term capital gains are taxable as long-term gains, regardless of how long you have held your shares.

Federal Taxes on Transactions

The sale of fund shares, or the exchange of one fund's shares for shares of another fund, will be a taxable event and may result in a capital gain or loss. The gain or loss will be considered long-term if you have held your shares for more than one year. A gain or loss on shares held for one year or less is considered short-term and is taxed at the same rates as ordinary income.

If, in redemption of his or her shares, a shareholder receives a distribution of securities instead of cash, the shareholder will be treated as receiving an amount equal to the fair market value of the securities at the time of the distribution for purposes of determining capital gain or loss on the redemption, and will also acquire a basis in the shares for federal income tax purposes equal to their fair market value.

The exchange of one class of shares for another class of shares in the same fund will not be taxable.

State Taxes on Distributions



California Income Taxation. California Intermediate Tax Free Fund intends to comply with certain state tax requirements so that dividends it pays that are attributable to interest on California municipal securities will be excluded from the California taxable income of individuals, trusts, and estates. To meet these requirements, at least 50% of the value of the fund's total assets must consist of obligations which pay interest that is exempt from California personal income tax. Exempt-interest dividends are not excluded from the California taxable income of corporations and financial institutions. In addition, dividends derived from interest paid on California municipal bonds (including securities treated for federal purposes as private

                                    22
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Policies and Services
Managing Your Investment CONTINUED



activity bonds) will not be subject to the alternative minimum tax that California imposes on individuals, trusts, and estates.
Colorado Income Taxation. Dividends paid by Colorado Intermediate Tax Free Fund will be exempt from Colorado income taxes for individuals, trusts, estates, and corporations to the extent that they are derived from interest on Colorado municipal securities. In addition, dividends derived from interest on Colorado municipal securities (including securities treated for federal purposes as private activity bonds) will not be subject to the alternative minimum tax that Colorado imposes on individuals, trusts, and estates.
Minnesota Income Taxation. Minnesota Intermediate Tax Free Fund intends to comply with certain state tax requirements so that dividends it pays that are attributable to interest on Minnesota municipal securities will be excluded from the Minnesota taxable net income of individuals, estates, and trusts. To meet these requirements, at least 95% of the exempt-interest dividends paid by the fund must be derived from interest income on Minnesota municipal securities. A portion of the fund's dividends may be subject to the Minnesota alternative minimum tax. Exempt-interest dividends are not excluded from the Minnesota taxable income of corporations and financial institutions.
Oregon Income Taxation. Dividends paid by Oregon Intermediate Tax Free Fund will be exempt from Oregon income taxes for individuals, trusts and estates to the extent that they are derived from interest on Oregon municipal securities. Such dividends will not be excluded from the Oregon taxable income of corporations.


More information about tax considerations that may affect the funds and their shareholders appears in the funds' SAI.



                                    23
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Management


FAF Advisors, Inc. is the funds' investment advisor. FAF Advisors provides investment management services to individuals and institutions, including corporations, foundations, pensions, and retirement plans. As of September 30, 2008, FAF Advisors had more than $99 billion in assets under management, including investment company assets of more than $86 billion. As investment advisor, FAF Advisors manages the funds' business and investment activities, subject to the authority of the funds' board of directors.


Each fund pays the investment advisor a monthly management fee for providing investment advisory services. The table below reflects management fees paid to the investment advisor, after taking into account any fee waivers, for the funds' most recently completed fiscal year.



                                       Management fee
                                     as a % of average
                                      daily net assets
------------------------------------------------------
CALIFORNIA INTERMEDIATE TAX FREE
  FUND                                      0.18%
COLORADO INTERMEDIATE TAX FREE FUND         0.12%
INTERMEDIATE TAX FREE FUND                  0.43%
MINNESOTA INTERMEDIATE TAX FREE
  FUND                                      0.38%
OREGON INTERMEDIATE TAX FREE FUND           0.33%
SHORT TAX FREE FUND                         0.24%
------------------------------------------------------




A discussion regarding the basis for the board's approval of the funds' investment advisory agreement appears in the funds' annual report to shareholders for the fiscal year ended June 30, 2008.


Direct Correspondence to:

First American Funds
P.O. Box 1330
Minneapolis, MN 55440-1330

Investment Advisor

FAF Advisors, Inc.
800 Nicollet Mall
Minneapolis, MN 55402

Distributor

Quasar Distributors, LLC
615 E. Michigan Street
Milwaukee, WI 53202

ADDITIONAL COMPENSATION

FAF Advisors, U.S. Bank National Association (U.S. Bank) and other affiliates of U.S. Bancorp may act as fiduciary with respect to plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and other trust and agency accounts that invest in the First American Funds. As described above, FAF Advisors receives compensation for acting as the funds' investment advisor. FAF Advisors, U.S. Bank and their affiliates also receive compensation in connection with the following:

Custody Services. U.S. Bank provides custody services to the funds. U.S. Bank is paid monthly fees equal, on an annual basis, to 0.005% of each fund's average daily net assets.

Administration Services. FAF Advisors and its affiliate, U.S. Bancorp Fund Services, LLC (Fund Services), act as the funds' administrator and sub-administrator, respectively, providing administration services that include general administrative and accounting services, blue sky services and shareholder services. For such services, each fund pays FAF Advisors the fund's pro rata portion of up to 0.25% of the aggregate average daily net assets of all open-end funds in the First American family of funds. FAF Advisors pays Fund Services a portion of its fee, as agreed to from time to time. In addition to these fees, the funds may reimburse FAF Advisors for any out-of-pocket expenses incurred in providing administration services.

Transfer Agency Services. Fund Services provides transfer agency and dividend disbursing services, as well as certain shareholder services, to the funds. Fund Services receives fees for transfer agency and dividend disbursing services on a per shareholder account basis, subject to a minimum per share class fee. In addition, the funds may reimburse Fund Services for any out-of-pocket expenses incurred in providing transfer agency services.

Distribution Services. Quasar Distributors, LLC (Quasar), an affiliate of FAF Advisors, receives distribution and shareholder servicing fees for acting as the funds' distributor.

Other Compensation. To the extent that fund shares are held through U.S. Bank or its broker-dealer affiliate, U.S. Bancorp Investments, Inc., those entities may receive distribution and/or shareholder servicing fees from the funds' distributor as well as other payments from the funds' distributor and/or advisor as described above under "Policies and Services -- Purchasing, Redeeming, and Exchanging Shares -- Additional Payments to Financial Intermediaries."

PORTFOLIO MANAGEMENT

The portfolio managers primarily responsible for the funds' management are set forth below, followed by the portfolio managers' biographies.

California Intermediate Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund and Michael S. Hamilton has co-managed the fund since August 1997.

Colorado Intermediate Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since April 1994 and Michael L. Welle has co-managed the fund since June 2007.


                                    24
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Management continued



Intermediate Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since February 1994 and Douglas J. White has co-managed the fund since June 2007.

Minnesota Intermediate Tax Free Fund. Christopher L. Drahn has served as the primary portfolio manager for the fund since February 1994 and Douglas J. White has co-managed the fund since July 1998.

Oregon Intermediate Tax Free Fund. Michael S. Hamilton has served as the primary portfolio manager for the fund since May 1997 and Christopher L. Drahn has co-managed the fund since July 1998.

Short Tax Free Fund. Michael L. Welle has served as the primary portfolio manager for the fund since June 2007 and Christopher L. Drahn has co-managed the fund since October 2002.


PORTFOLIO MANAGER BIOGRAPHIES

Christopher L. Drahn, CFA, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1980.

Michael S. Hamilton, Senior Fixed-Income Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1989.

Michael L. Welle, CFA, Fixed-Income Trader, Portfolio Manager, entered the financial services industry when he joined FAF Advisors in 1992.

Douglas J. White, CFA, Head of Tax Exempt Fixed Income, entered the financial services industry in 1983 and joined FAF Advisors in 1987.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.


                                    25
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights

The tables that follow present performance information about the Class A and Class Y shares of each fund. This information is intended to help you understand each fund's financial performance for the past five years or, if shorter, the period of the fund's operations. Some of this information reflects financial results for a single fund share held throughout the period. Total returns in the tables represent the rate that you would have earned or lost on an investment in the fund, excluding sales charges and assuming you reinvested all of your dividends and distributions.

This information has been derived from the financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the funds' financial statements, is included in the funds' annual report, which is available upon request.

California Intermediate Tax Free Fund


                                                         Fiscal year
                                                            ended            Fiscal period
                                                          June 30,               ended          Fiscal year ended September 30,
CLASS A SHARES                                        2008        2007     June 30, 2006(1)     2005         2004         2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                 $10.07      $10.11         $10.35         $10.55       $10.64       $10.80
                                                     ------      ------         ------         ------       ------       ------
Investment Operations:
 Net Investment Income                                 0.38        0.38           0.28           0.39         0.40         0.41
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.06)       0.01          (0.20)         (0.13)       (0.05)       (0.14)
                                                     ------      ------         ------         ------       ------       ------
 Total From Investment Operations                      0.32        0.39           0.08           0.26         0.35         0.27
                                                     ------      ------         ------         ------       ------       ------
Less Distributions:
 Dividends (from net investment income)               (0.39)      (0.38)         (0.29)         (0.39)       (0.41)       (0.41)
 Distributions (from net realized gains)              (0.01)      (0.05)         (0.03)         (0.07)       (0.03)       (0.02)
                                                     ------      ------         ------         ------       ------       ------
 Total Distributions                                  (0.40)      (0.43)         (0.32)         (0.46)       (0.44)       (0.43)
                                                     ------      ------         ------         ------       ------       ------
Net Asset Value, End of Period                       $ 9.99      $10.07         $10.11         $10.35       $10.55       $10.64
                                                     ======      ======         ======         ======       ======       ======
Total Return(2)                                        3.20%       3.86%          0.78%          2.51%        3.36%        2.58%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                      $4,463      $6,226         $3,441         $3,946       $3,381       $4,262
Ratio of Expenses to Average Net Assets                0.73%       0.85%          0.85%          0.85%        0.85%        0.85%
Ratio of Net Investment Income to Average Net
 Assets                                                3.83%       3.66%          3.73%          3.71%        3.78%        3.86%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   1.27%       1.25%          1.22%          1.10%        1.06%        1.06%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            3.29%       3.26%          3.36%          3.46%        3.57%        3.65%
Portfolio Turnover Rate                                  25%         20%            21%            29%          20%          17%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                            Fiscal year        Fiscal period
                                                               ended               ended          Fiscal year ended September 30,
CLASS Y SHARES                                    2008     June 30, 2007     June 30, 2006(1)       2005        2004        2003
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period            $ 10.09       $ 10.13             $ 10.37         $ 10.57     $ 10.66     $ 10.81
                                                -------       -------             -------         -------     -------     -------
Investment Operations:
 Net Investment Income                             0.39          0.39                0.30            0.40        0.41        0.43
 Realized and Unrealized Gains (Losses) on
  Investments                                     (0.06)         0.01               (0.21)          (0.13)      (0.05)      (0.14)
                                                -------       -------             -------         -------     -------     -------
 Total From Investment Operations                  0.33          0.40                0.09            0.27        0.36        0.29
                                                -------       -------             -------         -------     -------     -------
Less Distributions:
 Dividends (from net investment income)           (0.39)        (0.39)              (0.30)          (0.40)      (0.42)      (0.42)
 Distributions (from net realized gains)          (0.01)        (0.05)              (0.03)          (0.07)      (0.03)      (0.02)
                                                -------       -------             -------         -------     -------     -------
 Total Distributions                              (0.40)        (0.44)              (0.33)          (0.47)      (0.45)      (0.44)
                                                -------       -------             -------         -------     -------     -------
Net Asset Value, End of Period                  $ 10.02       $ 10.09             $ 10.13         $ 10.37     $ 10.57     $ 10.66
                                                =======       =======             =======         =======     =======     =======
Total Return(2)                                    3.33%         4.01%               0.88%           2.66%       3.51%       2.83%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                 $52,924       $52,966             $51,726         $49,292     $46,953     $44,600
Ratio of Expenses to Average Net Assets            0.70%         0.70%               0.70%           0.70%       0.70%       0.70%
Ratio of Net Investment Income to Average
 Net Assets                                        3.84%         3.82%               3.89%           3.86%       3.93%       4.02%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                               1.02%         1.00%               0.97%           0.85%       0.81%       0.81%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                    3.52%         3.52%               3.62%           3.71%       3.82%       3.91%
Portfolio Turnover Rate                              25%           20%                 21%             29%         20%         17%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return would have been lower had certain expenses not been waived.


                                    26
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights CONTINUED


Colorado Intermediate Tax Free Fund


                                                         Fiscal year
                                                            ended            Fiscal period
                                                          June 30,               ended         Fiscal year ended September 30,
CLASS A SHARES                                        2008        2007     June 30, 2006(1)      2005        2004        2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                 $10.33      $10.40         $10.74         $ 10.98     $ 11.08     $ 11.12
                                                     ------      ------         ------         -------     -------     -------
Investment Operations:
 Net Investment Income                                 0.41        0.43           0.32            0.42        0.45        0.41
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.10)       0.01          (0.28)          (0.19)      (0.11)      (0.02)
                                                     ------      ------         ------         -------     -------     -------
 Total From Investment Operations                      0.31        0.44           0.04            0.23        0.34        0.39
                                                     ------      ------         ------         -------     -------     -------
Less Distributions:
 Dividends (from net investment income)               (0.40)      (0.43)         (0.32)          (0.43)      (0.44)      (0.43)
 Distributions (from net realized gains)              (0.05)      (0.08)         (0.06)          (0.04)         --          --
                                                     ------      ------         ------         -------     -------     -------
 Total Distributions                                  (0.45)      (0.51)         (0.38)          (0.47)      (0.44)      (0.43)
                                                     ------      ------         ------         -------     -------     -------
Net Asset Value, End of Period                       $10.19      $10.33         $10.40         $ 10.74     $ 10.98     $ 11.08
                                                     ======      ======         ======         =======     =======     =======
Total Return(2)                                        3.04%       4.21%          0.37%           2.11%       3.12%       3.64%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                      $6,199      $6,783         $9,577         $13,426     $13,969     $22,555
Ratio of Expenses to Average Net Assets                0.85%       0.85%          0.85%           0.85%       0.85%       0.85%
Ratio of Net Investment Income to Average Net
 Assets                                                3.92%       3.99%          4.02%           3.85%       4.00%       3.79%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   1.33%       1.36%          1.27%           1.10%       1.06%       1.06%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            3.44%       3.48%          3.60%           3.60%       3.79%       3.58%
Portfolio Turnover Rate                                  21%         35%            17%             20%          4%         14%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                         Fiscal year
                                                            ended             Fiscal period
                                                          June 30,                ended         Fiscal year ended September 30,
CLASS Y SHARES                                        2008         2007     June 30, 2006(1)      2005        2004        2003
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                $ 10.30      $ 10.38         $ 10.72        $ 10.95     $ 11.05     $ 11.10
                                                    -------      -------         -------        -------     -------     -------
Investment Operations:
 Net Investment Income                                 0.42         0.43            0.33           0.43        0.46        0.43
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.09)        0.01           (0.28)         (0.18)      (0.11)      (0.03)
                                                    -------      -------         -------        -------     -------     -------
 Total From Investment Operations                      0.33         0.44            0.05           0.25        0.35        0.40
                                                    -------      -------         -------        -------     -------     -------
Less Distributions:
 Dividends (from net investment income)               (0.42)       (0.44)          (0.33)         (0.44)      (0.45)      (0.45)
 Distributions (from net realized gains)              (0.05)       (0.08)          (0.06)         (0.04)         --          --
                                                    -------      -------         -------        -------     -------     -------
 Total Distributions                                  (0.47)       (0.52)          (0.39)         (0.48)      (0.45)      (0.45)
                                                    -------      -------         -------        -------     -------     -------
Net Asset Value, End of Period                      $ 10.16      $ 10.30         $ 10.38        $ 10.72     $ 10.95     $ 11.05
                                                    =======      =======         =======        =======     =======     =======
Total Return(2)                                        3.20%        4.28%           0.49%          2.36%       3.29%       3.71%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                     $43,933      $34,447         $32,661        $34,562     $37,748     $47,854
Ratio of Expenses to Average Net Assets                0.70%        0.70%           0.70%          0.70%       0.70%       0.70%
Ratio of Net Investment Income to Average Net
 Assets                                                4.05%        4.14%           4.18%          4.01%       4.15%       3.94%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   1.08%        1.11%           1.02%          0.85%       0.81%       0.81%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            3.67%        3.73%           3.86%          3.86%       4.04%       3.83%
Portfolio Turnover Rate                                  21%          35%             17%            20%          4%         14%
-------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.


                                    27
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights CONTINUED

Intermediate Tax Free Fund



                                                        Fiscal year
                                                           ended             Fiscal period
                                                          June 30,               ended         Fiscal year ended September 30,
CLASS A SHARES                                        2008        2007     June 30, 2006(1)      2005        2004        2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                $ 10.63     $ 10.63         $ 10.92        $ 11.18     $ 11.30     $ 11.32
                                                    -------     -------         -------        -------     -------     -------
Investment Operations:
 Net Investment Income                                 0.44        0.44            0.32           0.44        0.44        0.44
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.09)       0.01           (0.26)         (0.19)      (0.10)      (0.03)
                                                    -------     -------         -------        -------     -------     -------
 Total From Investment Operations                      0.35        0.45            0.06           0.25        0.34        0.41
                                                    -------     -------         -------        -------     -------     -------
Less Distributions:
 Dividends (from net investment income)               (0.43)      (0.44)          (0.32)         (0.45)      (0.45)      (0.43)
 Distributions (from net realized gains)              (0.04)      (0.01)          (0.03)         (0.06)      (0.01)         --
                                                    -------     -------         -------        -------     -------     -------
 Total Distributions                                  (0.47)      (0.45)          (0.35)         (0.51)      (0.46)      (0.43)
                                                    -------     -------         -------        -------     -------     -------
Net Asset Value, End of Period                      $ 10.51     $ 10.63         $ 10.63        $ 10.92     $ 11.18     $ 11.30
                                                    =======     =======         =======        =======     =======     =======
Total Return(2)                                        3.33%       4.27%           0.56%          2.31%       3.06%       3.74%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                     $27,554     $29,687         $32,521        $34,658     $35,276     $34,231
Ratio of Expenses to Average Net Assets                0.77%       0.85%           0.85%          0.85%       0.85%       0.85%
Ratio of Net Investment Income to Average Net
 Assets                                                4.10%       4.08%           3.95%          3.98%       3.98%       3.91%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   1.02%       1.02%           1.05%          1.05%       1.05%       1.05%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            3.85%       3.91%           3.75%          3.78%       3.78%       3.71%
Portfolio Turnover Rate                                  19%         27%             15%            15%         10%         15%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.

(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                       Fiscal year
                                                          ended            Fiscal period      Fiscal year ended September
                                                         June 30,              ended                      30,
CLASS Y SHARES                                       2008       2007     June 30, 2006(1)     2005       2004       2003
--------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period               $  10.61   $  10.61       $  10.90       $  11.16   $  11.28   $  11.30
                                                   --------   --------       --------       --------   --------   --------
Investment Operations:
 Net Investment Income                                 0.44       0.45           0.33           0.46       0.46       0.46
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.08)      0.01          (0.26)         (0.19)     (0.11)     (0.03)
                                                   --------   --------       --------       --------   --------   --------
 Total From Investment Operations                      0.36       0.46           0.07           0.27       0.35       0.43
                                                   --------   --------       --------       --------   --------   --------
Less Distributions:
 Dividends (from net investment income)               (0.44)     (0.45)         (0.33)         (0.47)     (0.46)     (0.45)
 Distributions (from net realized gains)              (0.04)     (0.01)         (0.03)         (0.06)     (0.01)        --
                                                   --------   --------       --------       --------   --------   --------
 Total Distributions                                  (0.48)     (0.46)         (0.36)         (0.53)     (0.47)     (0.45)
                                                   --------   --------       --------       --------   --------   --------
Net Asset Value, End of Period                     $  10.49   $  10.61       $  10.61       $  10.90   $  11.16   $  11.28
                                                   ========   ========       ========       ========   ========   ========
Total Return(2)                                        3.41%      4.43%          0.67%          2.47%      3.22%      3.90%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                    $630,820   $554,618       $596,306       $641,141   $637,361   $696,994
Ratio of Expenses to Average Net Assets                0.70%      0.70%          0.70%          0.70%      0.70%      0.70%
Ratio of Net Investment Income to Average Net
 Assets                                                4.17%      4.23%          4.10%          4.13%      4.13%      4.05%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   0.77%      0.77%          0.80%          0.80%      0.80%      0.80%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            4.10%      4.16%          4.00%          4.03%      4.03%      3.95%
Portfolio Turnover Rate                                  19%        27%            15%            15%        10%        15%
--------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.


                                    28
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights CONTINUED

Minnesota Intermediate Tax Free Fund



                                                        Fiscal year
                                                           ended            Fiscal period
                                                          June 30,              ended         Fiscal year ended September 30,
CLASS A SHARES                                        2008        2007    June 30, 2006(1)      2005        2004        2003
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                $  9.83     $  9.88        $ 10.16        $ 10.34     $ 10.44     $ 10.51
                                                    -------     -------        -------        -------     -------     -------
Investment Operations:
 Net Investment Income                                 0.39        0.39           0.29           0.39        0.39        0.40
 Realized and Unrealized Gains (Losses) on
  Investments                                         (0.05)      (0.01)         (0.22)         (0.15)      (0.08)      (0.04)
                                                    -------     -------        -------        -------     -------     -------
 Total From Investment Operations                      0.34        0.38           0.07           0.24        0.31        0.36
                                                    -------     -------        -------        -------     -------     -------
Less Distributions:
 Dividends (from net investment income)               (0.39)      (0.38)         (0.29)         (0.39)      (0.39)      (0.41)
 Distributions (from net realized gains)              (0.03)      (0.05)         (0.06)         (0.03)      (0.02)      (0.02)
                                                    -------     -------        -------        -------     -------     -------
 Total Distributions                                  (0.42)      (0.43)         (0.35)         (0.42)      (0.41)      (0.43)
                                                    -------     -------        -------        -------     -------     -------
Net Asset Value, End of Period                      $  9.75     $  9.83        $  9.88        $ 10.16     $ 10.34     $ 10.44
                                                    =======     =======        =======        =======     =======     =======
Total Return(2)                                        3.53%       3.87%          0.74%          2.33%       3.03%       3.55%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                     $22,059     $21,153        $26,526        $32,326     $35,047     $31,044
Ratio of Expenses to Average Net Assets                0.77%       0.85%          0.85%          0.85%       0.85%       0.85%
Ratio of Net Investment Income to Average Net
 Assets                                                3.95%       3.86%          3.85%          3.78%       3.77%       3.85%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                   1.07%       1.07%          1.08%          1.06%       1.05%       1.05%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                            3.65%       3.64%          3.62%          3.57%       3.57%       3.65%
Portfolio Turnover Rate                                  15%         18%            11%            15%          8%         15%
-----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.



                                                     Fiscal year
                                                        ended             Fiscal period
                                                       June 30,               ended           Fiscal year ended September 30,
CLASS Y SHARES                                    2008         2007     June 30, 2006(1)      2005         2004         2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period            $   9.78     $   9.83       $  10.11        $  10.29     $  10.40     $  10.46
                                                --------     --------       --------        --------     --------     --------
Investment Operations:
 Net Investment Income                              0.39         0.40           0.30            0.40         0.41         0.42
 Realized and Unrealized Gains (Losses) on
  Investments                                      (0.05)          --          (0.22)          (0.15)       (0.10)       (0.03)
                                                --------     --------       --------        --------     --------     --------
 Total From Investment Operations                   0.34         0.40           0.08            0.25         0.31         0.39
                                                --------     --------       --------        --------     --------     --------
Less Distributions:
 Dividends (from net investment income)            (0.40)       (0.40)         (0.30)          (0.40)       (0.40)       (0.43)
 Distributions (from net realized gains)           (0.03)       (0.05)         (0.06)          (0.03)       (0.02)       (0.02)
                                                --------     --------       --------        --------     --------     --------
 Total Distributions                               (0.43)       (0.45)         (0.36)          (0.43)       (0.42)       (0.45)
                                                --------     --------       --------        --------     --------     --------
Net Asset Value, End of Period                  $   9.69     $   9.78       $   9.83        $  10.11     $  10.29     $  10.40
                                                ========     ========       ========        ========     ========     ========
Total Return(2)                                     3.51%        4.05%          0.85%           2.50%        3.10%        3.82%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                 $175,681     $168,920       $175,485        $197,251     $216,906     $238,958
Ratio of Expenses to Average Net Assets             0.70%        0.70%          0.70%           0.70%        0.70%        0.70%
Ratio of Net Investment Income to Average Net
 Assets                                             4.02%        4.01%          4.00%           3.93%        3.92%        4.01%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                0.82%        0.82%          0.83%           0.81%        0.80%        0.80%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                         3.90%        3.89%          3.87%           3.82%        3.82%        3.91%
Portfolio Turnover Rate                               15%          18%            11%             15%           8%          15%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.



                                    29
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights CONTINUED

Oregon Intermediate Tax Free Fund



                                                          Fiscal year
                                                             ended            Fiscal period           Fiscal year ended
                                                            June 30,              ended                 September 30,
CLASS A SHARES                                          2008       2007     June 30, 2006(1)     2005       2004       2003
----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period                   $ 9.72     $ 9.78         $10.07         $10.30     $10.43     $10.49
                                                       ------     ------         ------         ------     ------     ------
Investment Operations:
 Net Investment Income                                   0.35       0.37           0.27           0.36       0.37       0.37
 Realized and Unrealized Gains (Losses) on
  Investments                                           (0.02)     (0.02)         (0.25)         (0.19)     (0.05)     (0.03)
                                                       ------     ------         ------         ------     ------     ------
 Total From Investment Operations                        0.33       0.35           0.02           0.17       0.32       0.34
                                                       ------     ------         ------         ------     ------     ------
Less Distributions:
 Dividends (from net investment income)                 (0.36)     (0.37)         (0.27)         (0.36)     (0.37)     (0.38)
 Distributions (from net realized gains)                (0.01)     (0.04)         (0.04)         (0.04)     (0.08)     (0.02)
                                                       ------     ------         ------         ------     ------     ------
 Total Distributions                                    (0.37)     (0.41)         (0.31)         (0.40)     (0.45)     (0.40)
                                                       ------     ------         ------         ------     ------     ------
Net Asset Value, End of Period                         $ 9.68     $ 9.72         $ 9.78         $10.07     $10.30     $10.43
                                                       ======     ======         ======         ======     ======     ======
Total Return(2)                                          3.39%      3.54%          0.16%          1.67%      3.20%      3.31%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                        $5,967     $7,895         $9,456         $9,356     $8,700     $8,189
Ratio of Expenses to Average Net Assets                  0.85%      0.85%          0.85%          0.85%      0.85%      0.85%
Ratio of Net Investment Income to Average Net
 Assets                                                  3.64%      3.71%          3.62%          3.56%      3.62%      3.67%
Ratio of Expenses to Average Net Assets (excluding
 waivers)                                                1.12%      1.12%          1.11%          1.06%      1.05%      1.05%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                              3.37%      3.44%          3.36%          3.35%      3.42%      3.47%
Portfolio Turnover Rate                                    15%        43%            13%            20%        12%        17%
----------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                      Fiscal year
                                                         ended             Fiscal period
                                                        June 30,               ended          Fiscal year ended September 30,
CLASS Y SHARES                                     2008         2007     June 30, 2006(1)     2005         2004         2003
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period             $   9.72     $   9.78       $  10.07       $  10.30     $  10.43     $  10.49
                                                 --------     --------       --------       --------     --------     --------
Investment Operations:
 Net Investment Income                               0.37         0.38           0.28           0.38         0.39         0.40
 Realized and Unrealized Gains (Losses) on
  Investments                                       (0.03)       (0.02)         (0.25)         (0.19)       (0.05)       (0.05)
                                                 --------     --------       --------       --------     --------     --------
 Total From Investment Operations                    0.34         0.36           0.03           0.19         0.34         0.35
                                                 --------     --------       --------       --------     --------     --------

Less Distributions:
 Dividends (from net investment income)             (0.37)       (0.38)         (0.28)         (0.38)       (0.39)       (0.39)
 Distributions (from net realized gains)            (0.01)       (0.04)         (0.04)         (0.04)       (0.08)       (0.02)
                                                 --------     --------       --------       --------     --------     --------
 Total Distributions                                (0.38)       (0.42)         (0.32)         (0.42)       (0.47)       (0.41)
                                                 --------     --------       --------       --------     --------     --------
Net Asset Value, End of Period                   $   9.68     $   9.72       $   9.78       $  10.07     $  10.30     $  10.43
                                                 ========     ========       ========       ========     ========     ========
Total Return(2)                                      3.54%        3.70%          0.28%          1.82%        3.35%        3.46%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                  $120,800     $109,357       $111,344       $133,613     $137,869     $146,244
Ratio of Expenses to Average Net Assets              0.70%        0.70%          0.70%          0.70%        0.70%        0.70%
Ratio of Net Investment Income to Average Net
 Assets                                              3.78%        3.86%          3.77%          3.71%        3.77%        3.82%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                                 0.87%        0.87%          0.86%          0.81%        0.80%        0.80%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                          3.61%        3.69%          3.61%          3.60%        3.67%        3.72%
Portfolio Turnover Rate                                15%          43%            13%            20%          12%          17%
------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Total return would have been lower had certain expenses not been waived.



                                    30
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

Additional Information
Financial Highlights CONTINUED

Short Tax Free Fund




                                                  Fiscal year                              Fiscal year
                                                     ended            Fiscal period           ended              Fiscal period
                                                    June 30,              ended           September 30,              ended
CLASS A SHARES                                  2008       2007     June 30, 2006(1)     2005       2004     September 30, 2003(2)
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period           $ 9.70     $ 9.68         $ 9.78         $ 9.96     $10.18            $10.00
                                               ------     ------         ------         ------     ------            ------
Investment Operations:
 Net Investment Income                           0.30       0.28           0.19           0.24       0.26              0.26
 Realized and Unrealized Gains (Losses) on
  Investments                                    0.10       0.03          (0.09)         (0.17)     (0.17)             0.19
                                               ------     ------         ------         ------     ------            ------
 Total From Investment Operations                0.40       0.31           0.10           0.07       0.09              0.45
                                               ------     ------         ------         ------     ------            ------
Less Distributions:
 Dividends (from net investment income)         (0.31)     (0.29)         (0.20)         (0.25)     (0.25)            (0.27)
 Distributions (from net realized gains)           --         --             --             --      (0.06)               --
                                               ------     ------         ------         ------     ------            ------
 Total Distributions                            (0.31)     (0.29)         (0.20)         (0.25)     (0.31)            (0.27)
                                               ------     ------         ------         ------     ------            ------
Net Asset Value, End of Period                 $ 9.79     $ 9.70         $ 9.68         $ 9.78     $ 9.96            $10.18
                                               ======     ======         ======         ======     ======            ======
Total Return(3)                                  4.17%      3.22%          1.02%          0.67%      0.90%             4.54%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)                $2,308     $2,410         $3,321         $4,103     $6,329            $6,448
Ratio of Expenses to Average Net Assets          0.75%      0.75%          0.75%          0.75%      0.75%             0.75%
Ratio of Net Investment Income to Average Net
 Assets                                          3.05%      2.94%          2.65%          2.46%      2.55%             2.67%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                             1.11%      1.08%          1.08%          1.06%      1.05%             1.05%
Ratio of Net Investment Income to Average Net
 Assets (excluding waivers)                      2.69%      2.61%          2.32%          2.15%      2.25%             2.37%
Portfolio Turnover Rate                            58%        57%            22%            37%        30%               54%
----------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Commenced operations on October 25, 2002. All ratios for the period have been annualized, except total return and portfolio turnover.
(3)Total return does not reflect sales charges. Total return would have been lower had certain expenses not been waived.


                                                   Fiscal year                                  Fiscal year         Fiscal period
                                                      ended              Fiscal period             ended                ended
                                                     June 30,                ended             September 30,        September 30,
CLASS Y SHARES                                  2008         2007      June 30, 2006(1)      2005         2004         2003(2)
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Asset Value, Beginning of Period          $   9.70     $   9.68        $   9.78        $   9.96     $  10.18       $  10.00
                                              --------     --------        --------        --------     --------       --------
Investment Operations:
 Net Investment Income                            0.31         0.31            0.21            0.26         0.27           0.28
 Realized and Unrealized Gains (Losses) on
  Investments                                     0.10         0.01           (0.10)          (0.18)       (0.17)          0.18
                                              --------     --------        --------        --------     --------       --------
 Total From Investment Operations                 0.41         0.32            0.11            0.08         0.10           0.46
                                              --------     --------        --------        --------     --------       --------
Less Distributions:
 Dividends (from net investment income)          (0.32)       (0.30)          (0.21)          (0.26)       (0.26)         (0.28)
 Distributions (from net realized gains)            --           --              --              --        (0.06)            --
                                              --------     --------        --------        --------     --------       --------
 Total Distributions                             (0.32)       (0.30)          (0.21)          (0.26)       (0.32)         (0.28)
                                              --------     --------        --------        --------     --------       --------
Net Asset Value, End of Period                $   9.79     $   9.70        $   9.68        $   9.78     $   9.96       $  10.18
                                              ========     ========        ========        ========     ========       ========
Total Return(3)                                   4.33%        3.37%           1.13%           0.83%        1.05%          4.66%

RATIO/SUPPLEMENTAL DATA
Net Assets, End of Period (000)               $143,985     $161,468        $235,900        $329,647     $419,359       $396,918
Ratio of Expenses to Average Net Assets           0.60%        0.60%           0.60%           0.60%        0.60%          0.60%
Ratio of Net Investment Income to Average
 Net Assets                                       3.20%        3.09%           2.80%           2.62%        2.70%          3.00%
Ratio of Expenses to Average Net Assets
 (excluding waivers)                              0.86%        0.83%           0.83%           0.81%        0.80%          0.80%
Ratio of Net Investment Income to Average
 Net Assets (excluding waivers)                   2.94%        2.86%           2.57%           2.41%        2.50%          2.80%
Portfolio Turnover Rate                             58%          57%             22%             37%          30%            54%
---------------------------------------------------------------------------------------------------------------------------------



(1)For the period October 1, 2005 to June 30, 2006. Effective in 2006, the fund's fiscal year end was changed from September 30 to June 30. All ratios for the period have been annualized, except total return and portfolio turnover.
(2)Commenced operations on October 25, 2002. All ratios for the period have been annualized, except total return and portfolio turnover.
(3)Total return would have been lower had certain expenses not been waived.



                                    31
                                            PROSPECTUS - First American Short &
Intermediate Tax Free Income Funds

                      First American Funds' Privacy Policy



We want you to understand what information we collect and how it's used.



"Nonpublic personal information" is nonpublic information that we obtain while providing financial products or services to you.



Why we collect your information


We gather nonpublic personal information about you and your accounts so that we can:


- Know who you are and prevent unauthorized access to your information.


- Design and improve the products we offer.


- Comply with the laws and regulations that govern us.



The types of information we collect


We may collect the following nonpublic personal information about you:


- Information about your identity, such as your name, address, and social security number


- Information about your transactions with us


- Information you provide on applications, such as your beneficiaries



Confidentiality and security


We operate through service providers. We require our service providers to restrict access to nonpublic personal information about you to those employees who need that information in order to provide products or services to you. We also require them to maintain physical, electronic, and procedural safeguards that comply with applicable federal standards and regulations to guard your information.



What information we disclose


We may share all of the nonpublic personal information that we collect about you with our affiliated providers of financial services, including our family of funds and their advisor, and with companies that perform marketing services on our behalf.



We're permitted by law to disclose nonpublic personal information about you to other third parties in certain circumstances. For example, we may disclose nonpublic personal information about you to affiliated and nonaffiliated third parties to assist us in servicing your account (e.g., mailing of fund-related materials) and to government entities (e.g., IRS for tax purposes).



We'll continue to adhere to the privacy policies and practices described here even after your account is closed or becomes inactive.



Additional rights and protections


You may have other privacy protections under applicable state laws, such as California and Vermont. To the extent that these state laws apply, we will comply with them when we share information about you. This privacy policy does not apply to your relationship with other financial service providers, such as broker-dealers. We may amend this privacy notice at any time, and we will inform you of changes as required by law.



Our pledge applies to products and services offered by:


- First American Funds, Inc.


- First American Investment Funds, Inc.


- First American Strategy Funds, Inc.


- American Strategic Income Portfolio Inc.


- American Strategic Income Portfolio Inc. II


- American Strategic Income Portfolio Inc. III



- American Select Portfolio Inc.


- American Municipal Income Portfolio Inc.


- Minnesota Municipal Income Portfolio Inc.


- First American Minnesota Municipal Income Fund II, Inc.


- American Income Fund, Inc.



                NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE



                     THIS PAGE IS NOT PART OF THE PROSPECTUS

(FIRST AMERICAN FUNDS LOGO)

FOR MORE INFORMATION


More information about the First American Funds is available on the funds' Internet site at www.firstamericanfunds.com and in the following documents:

   ANNUAL AND SEMIANNUAL REPORTS

     Additional information about the funds' investments is available in the funds' annual and semiannual reports to shareholders. In the funds' annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the funds' performance during their last fiscal year.

   STATEMENT OF ADDITIONAL INFORMATION (SAI)

     The SAI provides more details about the funds and their policies and is incorporated into this prospectus by reference (which means that it is legally part of this prospectus).


You can obtain a free copy of the funds' most recent annual or semiannual reports or the SAI, request other information about the funds, or make other shareholder inquiries by calling Investor Services at 800 677-3863 (FUND) or by contacting the funds at the address below. Annual or semiannual reports and the SAI are also available on the funds' Internet site.

Information about the funds (including the SAI) can also be reviewed and copied at the Securities and Exchange Commission's (SEC) Public Reference Room in Washington, DC. To find out more about this public service, call the SEC at 1-202-942-8090. Reports and other information about the funds are also available on the EDGAR database on the SEC's Internet site at www.sec.gov, or you can receive copies of this information, for a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.




SEC file number:  811-05309                                      PROINTTX  10/08


--------------------------------------------------------------------------------

FIRST AMERICAN FUNDS
P.O. Box 1330
Minneapolis, MN 55440-1330

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                       STATEMENT OF ADDITIONAL INFORMATION

                             DATED OCTOBER 28, 2008

                                 TAX FREE FUNDS
                              ARIZONA TAX FREE FUND
                      CALIFORNIA INTERMEDIATE TAX FREE FUND
                            CALIFORNIA TAX FREE FUND
                       COLORADO INTERMEDIATE TAX FREE FUND
                             COLORADO TAX FREE FUND
                           INTERMEDIATE TAX FREE FUND
                      MINNESOTA INTERMEDIATE TAX FREE FUND
                             MINNESOTA TAX FREE FUND
                             MISSOURI TAX FREE FUND
                             NEBRASKA TAX FREE FUND
                               OHIO TAX FREE FUND
                        OREGON INTERMEDIATE TAX FREE FUND
                               SHORT TAX FREE FUND
                                  TAX FREE FUND

                                   BOND FUNDS
                                 CORE BOND FUND
                              HIGH INCOME BOND FUND
                       INFLATION PROTECTED SECURITIES FUND
                        INTERMEDIATE GOVERNMENT BOND FUND
                           INTERMEDIATE TERM BOND FUND
                              SHORT TERM BOND FUND
                             TOTAL RETURN BOND FUND
                          U.S. GOVERNMENT MORTGAGE FUND

          This Statement of Additional Information relates to the Class A, Class B, Class C, Class R and Class Y Shares of the funds named above (the "Funds"), each of which is a series of First American Investment Funds, Inc. ("FAIF"). This Statement of Additional Information is not a prospectus, but should be read in conjunction with the current Prospectuses dated October 28, 2008. The financial statements included as part of the Funds' Annual Reports to shareholders for the fiscal period ended June 30, 2008 for all funds are incorporated by reference into this Statement of Additional Information. This Statement of Additional Information is incorporated into the Funds' Prospectuses by reference. To obtain copies of Prospectuses or the Funds' Annual Report(s) at no charge, write the Funds' distributor, Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, WI 53202, or call Investor Services at 800 677-FUND. Please retain this Statement of Additional Information for future reference.

                      NOTE REGARDING PROPOSED FUND MERGERS

          The Board of Directors of FAIF has approved the merger of California Intermediate Tax Free Fund into California Tax Free Fund and the merger of Colorado Intermediate Tax Free Fund into Colorado Tax Free Fund. The mergers must be approved by the shareholders of California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund, respectively. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders sometime during the fourth quarter of 2008. Until the mergers are completed, California Intermediate Tax Free Fund and Colorado Intermediate Tax Free Fund will remain open for investment by both current and new shareholders.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                      ----------
GENERAL INFORMATION ................................................           1
ADDITIONAL INFORMATION CONCERNING FUND INVESTMENTS .................           1
   Asset-Backed Securities .........................................           2
   Brady Bonds .....................................................           2
   Collateralized Debt Obligations .................................           3
   Corporate Debt Securities .......................................           3
   Closed-End Investment Companies .................................           3
   Debt Obligations Rated Less Than Investment Grade ...............           3
   Dollar Rolls ....................................................           4
   Equity and Convertible Securities ...............................           4
   Exchange Traded Funds ...........................................           5
   Fixed and Floating Rate Debt Obligations ........................           5
   Foreign Currency Transactions ...................................           5
   Foreign Securities ..............................................           6
   Futures and Options on Futures ..................................           8
   Guaranteed Investment Contracts .................................          11
   Inflation Protected Securities ..................................          11
   Interest Rate Caps and Floors ...................................          12
   Inverse Floating Rate Municipal Obligations .....................          12
   Lending of Portfolio Securities .................................          12
   Mortgage-Backed Securities ......................................          13
   Municipal Bonds and Other Municipal Obligations .................          15
   Options Transactions ............................................          17
   Participation Interests .........................................          19
   Payment-In-Kind Debentures and Delayed Interest Securities ......          19
   Real Estate Investment Trust ("REIT") Securities ................          19
   Repurchase Agreements ...........................................          20
   Royalty Trusts ..................................................          20
   Short-Term Temporary Investments ................................          21
   Swap Agreements .................................................          22
   Temporary Taxable Investments ...................................          23
   Trust Preferred Securities ......................................          23
   U.S. Government Securities ......................................          24
   When-Issued and Delayed Delivery Transactions ...................          24
   Zero Coupon Securities ..........................................          25
   Special Factors Affecting Single State Tax Free Funds ...........          25
INVESTMENT RESTRICTIONS ............................................          41
FUND NAMES .........................................................          43
DISCLOSURE OF PORTFOLIO HOLDINGS ...................................          44
   Public Disclosure ...............................................          44
   Nonpublic Disclosure ............................................          44
DIRECTORS AND EXECUTIVE OFFICERS ...................................          46
   Independent Directors ...........................................          46
   Executive Officers ..............................................          47
   Standing Committees of the Board of Directors ...................          49

   Fund Shares Owned by the Directors ..............................          51
   Compensation ....................................................          51
   Sales Loads .....................................................          52
CODE OF ETHICS .....................................................          52
PROXY VOTING POLICIES ..............................................          52
INVESTMENT ADVISORY AND OTHER SERVICES FOR THE FUNDS ...............          53
   Investment Advisor ..............................................          53
   Additional Payments to Financial Intermediaries .................          54
   Administrator ...................................................          58
   Transfer Agent ..................................................          59
   Distributor .....................................................          60
   Custodian and Independent Registered Public Accounting Firm .....          64
PORTFOLIO MANAGERS .................................................          64
   Other Accounts Managed ..........................................          64
   Compensation ....................................................          65
   Ownership of Fund Shares ........................................          66
PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE .................          67
CAPITAL STOCK ......................................................          69
NET ASSET VALUE AND PUBLIC OFFERING PRICE ..........................          82
TAXATION ...........................................................          85
ADDITIONAL INFORMATION ABOUT CERTAIN SHAREHOLDER SERVICES ..........          87
   Reducing Class A Sales Charges ..................................          87
   Sales of Class A Shares at Net Asset Value ......................          87
   Class A Shares Reinvestment Right ...............................          88
   Redeeming Shares by Telephone ...................................          88
   Redeeming Shares by Mail ........................................          89
   Receipt of Orders by Financial Intermediaries ...................          89
   Redemptions Before Purchase Instruments Clear ...................          89
   Research Requests ...............................................          89
FINANCIAL STATEMENTS ...............................................          89
RATINGS ............................................................  Appendix A
PROXY VOTING POLICIES AND PROCEDURES ...............................  Appendix B

                               GENERAL INFORMATION

          First American Investment Funds, Inc. ("FAIF") was incorporated in the State of Maryland on August 20, 1987 under the name "SECURAL Mutual Funds, Inc." The Board of Directors and shareholders, at meetings held January 10, 1991, and April 2, 1991, respectively, approved amendments to the Articles of Incorporation providing that the name "SECURAL Mutual Funds, Inc." be changed to "First American Investment Funds, Inc."

          FAIF is organized as a series fund and currently issues its shares in 43 series. Each series of shares represents a separate investment portfolio with its own investment objective and policies (in essence, a separate mutual fund). The series of FAIF to which this Statement of Additional Information relates are named on the cover. These series are referred to in this Statement of Additional Information as the "Funds."

          For purposes of this Statement of Additional Information, "Bond Funds," and "Tax Free Funds" shall consist of the Funds identified as such on the cover of this Statement of Additional Information. The Funds are open-end management investment companies and, except for the Tax Free Funds (other than Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund), are diversified investment companies. The Tax Free Funds (other than Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund) are non-diversified investment companies.

          Shareholders may purchase shares of each Fund through five separate classes, Class A, Class B (except for certain Bond Funds and the Tax Free Funds), Class C (except certain Bond Funds and certain Tax Free Funds), Class R (except for certain Bond Funds and the Tax Free Funds) and Class Y, which provide for variations in distribution costs, shareholder servicing fees, voting rights and dividends. To the extent permitted by the Investment Company Act of 1940, as amended ("1940 Act"), the Funds may also provide for variations in other costs among the classes. In addition, a sales load is imposed on the sale of Class A, Class B and Class C Shares of the Funds. Except for the foregoing differences among the classes pertaining to costs and fees, each share of each Fund represents an equal proportionate interest in that Fund.

          The Articles of Incorporation and Bylaws of FAIF provide that meetings of shareholders be held as determined by the Board of Directors and as required by the 1940 Act. Maryland corporation law requires a meeting of shareholders to be held upon the written request of shareholders holding 10% or more of the voting shares of FAIF, with the cost of preparing and mailing the notice of such meeting payable by the requesting shareholders. The 1940 Act requires a shareholder vote for, among other things, all amendments to fundamental investment policies and restrictions, for approval of investment advisory contracts and amendments thereto, and for amendments to Rule 12b-1 distribution plans.

          This Statement of Additional Information may also refer to affiliated investment companies, including: First American Funds, Inc. ("FAF"); First American Strategy Funds, Inc. ("FASF"); Mount Vernon Securities Lending Trust (the "Mount Vernon Trust"); and eight separate closed-end funds (American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc.--II, American Strategic Income Portfolio Inc.--III, American Municipal Income Portfolio Inc., Minnesota Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., American Select Portfolio Inc., and American Income Fund, Inc.), collectively referred to as the First American Closed-End Funds ("FACEF").

               ADDITIONAL INFORMATION CONCERNING FUND INVESTMENTS

          The principal investment strategies of each Fund are set forth in that Fund's Prospectuses. Additional information concerning principal investment strategies of the Funds, and other investment strategies that may be used by the Funds, is set forth below. The Funds have attempted to identify investment strategies that will be employed in pursuing each Fund's investment objective. Additional information concerning the Funds' investment restrictions is set forth below under "Investment Restrictions."

          If a percentage limitation on investments by a Fund stated in this SAI or the Prospectuses is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset value will not be deemed to violate the limitation except in the case of the limitations on borrowing. A Fund which is limited to investing in securities with specified ratings or of a certain credit quality is not required to sell a security if its rating is reduced or its credit quality declines after purchase, but the Fund may consider doing so. Descriptions of the rating categories of

Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), Fitch, Inc. ("Fitch") and Moody's Investors Service, Inc. ("Moody's) are contained in Appendix A.

ASSET-BACKED SECURITIES

          Core Bond Fund, Inflation Protected Securities Fund, Intermediate Term Bond Fund, Short Term Bond Fund, and Total Return Bond Fund may invest in asset-backed securities as a principal investment strategy. High Income Bond Fund and U.S. Government Mortgage Fund may invest in such securities as a non-principal investment strategy. Asset-backed securities generally constitute interests in, or obligations secured by, a pool of receivables other than mortgage loans, such as automobile loans and leases, credit card receivables, home equity loans and trade receivables. Asset-backed securities generally are issued by a private special-purpose entity. Their ratings and creditworthiness typically depend on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy, as well as on the credit quality of the underlying receivables and the amount and credit quality of any third-party credit enhancement supporting the underlying receivables or the asset-backed securities. Asset-backed securities and their underlying receivables generally are not issued or guaranteed by any governmental entity.

BRADY BONDS

          High Income Bond Fund and Total Return Bond Fund may invest in U.S. dollar-denominated "Brady Bonds" as a non-principal investment strategy. These foreign debt obligations, which may be fixed rate par bonds or floating rate discount bonds, are generally collateralized in full as to repayment of principal at maturity by U.S. Treasury zero-coupon obligations that have the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized on a one-year or longer rolling-forward basis by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of interest payments or, in the case of floating rate bonds, initially is equal to at least one year's interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Brady Bonds can be viewed as having three or four valuation components: (i) the collateralized repayment of principal at final maturity;
(ii) the collateralized interest payments; (iii) the uncollateralized interest payments; and (iv) any uncollateralized repayment of principal at maturity. Those uncollateralized amounts constitute what is called the "residual risk."

          If there is a default on collateralized Brady Bonds resulting in acceleration of the payment obligations of the issuer, the zero-coupon U.S. Treasury securities held as collateral for the payment of principal will not be distributed to investors, nor will those obligations be sold to distribute the proceeds. The collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds. The defaulted bonds will continue to remain outstanding, and the face amount of the collateral will equal the principal payments which would have then been due on the Brady Bonds in the normal course. Because of the residual risk of Brady Bonds and the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, Brady Bonds are considered speculative investments.

COLLATERALIZED DEBT OBLIGATIONS

          The Bond Funds, other than Intermediate Government Bond Fund and U.S. Government Mortgage Securities Fund, may invest in Collateralized Debt Obligations ("CDOs") as a non-principal investment strategy. Similar to CMOs described below under "--Mortgage-Backed Securities," CDOs are debt obligations typically issued by a private special-purpose entity and collateralized principally by debt securities (including, for example, high-yield, high-risk bonds, structured finance securities including asset-backed securities, CDOs, mortgage-backed securities and REITs) or corporate loans. The special purpose entity typically issues one or more classes (sometimes referred to as "tranches") of rated debt securities, one or more unrated classes of debt securities that are generally treated as equity interests, and a residual equity interest. The tranches of CDOs typically have different interest rates, projected weighted average lives and ratings, with the higher rated tranches paying lower interest rates. One or more forms of credit enhancement are almost always necessary in a CDO structure to obtain the desired credit ratings for the most highly rated debt securities issued by the CDO. The types of credit enhancement used include "internal" credit enhancement provided by the underlying assets themselves, such as subordination, excess spread and cash collateral accounts, hedges provided by interest rate swaps, and "external" credit enhancement provided by third parties, principally financial guaranty insurance issued by monoline insurers. Despite this credit enhancement, CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and the disappearance of lower rated protecting tranches, market anticipation of defaults, as well as aversion to CDO securities as a class. CDOs can be less liquid than other publicly held debt issues, and require additional structural analysis.

CORPORATE DEBT SECURITIES

          The Bond Funds, other than Intermediate Government Bond Fund and U.S. Government Mortgage Fund, may invest in corporate debt securities as a principal investment strategy. U.S. Government Mortgage Fund may invest in such securities as a non-principal investment strategy. Corporate debt securities are fully taxable debt obligations issued by corporations. These securities fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Investors in corporate debt securities lend money to the issuing corporation in exchange for interest payments and repayment of the principal at a set maturity date. Rates on corporate debt securities are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and other terms of the security, such as a call feature. Corporate debt securities are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations and may also be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer and general market liquidity. In addition, corporate restructurings, such as mergers, leveraged buyouts, takeovers or similar corporate transactions are often financed by an increase in a corporate issuer's debt securities. As a result of the added debt burden, the credit quality and market value of an issuer's existing debt securities may decline significantly.

CLOSED-END INVESTMENT COMPANIES

          The Bond Funds may invest up to 10% of their total assets in common or preferred shares of closed-end investment companies that invest in Fund-eligible investments, to the extent permitted under the 1940 Act. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their net asset values. Shares acquired at a premium to their net asset value may be more likely to subsequently decline in price, resulting in a loss to the Fund and its shareholders. If a Fund acquires shares of closed-end investment companies, Fund shareholders would bear both their proportionate share of the expenses of the Fund (including management and advisory fees) and, indirectly, the expenses of such closed-end investment companies.

DEBT OBLIGATIONS RATED LESS THAN INVESTMENT GRADE

          Core Bond Fund, Inflation Protected Securities Fund, Short Term Bond Fund, Total Return Bond Fund, and the Tax Free Funds may invest in both investment grade and non-investment grade debt obligations. High Income Bond Fund invests primarily in non-investment grade debt obligations. Debt obligations rated less than "investment grade" are sometimes referred to as "high yield securities" or "junk bonds." To be consistent with the ratings methodology used by Lehman Brothers, the provider of the benchmarks of the Bond Funds, a debt obligation is considered to be rated "investment grade" if two of Moody's, Standard & Poor's and Fitch rate the security investment-grade (i.e. at least Baa, BBB and BBB, respectively). If ratings are provided by only two of those rating agencies, the more conservative rating is used to determine whether the security is investment-grade. If only one of those rating agencies provides a rating, that rating is used. Inflation Protected Securities Fund and the Tax Free Funds may invest in non-investment grade debt obligations rated at least B by two of Standard & Poor's, Moody's and Fitch, unless only one of those rating agencies rates the security, in which case that rating must be at least B, or in unrated securities determined to be of comparable quality by FAF Advisors, Inc., the Funds' investment advisor ("FAF Advisors" or the "Advisor"). Core Bond Fund, Short Term Bond Fund, and Total Return Bond Fund may not invest in non-investment grade debt obligations rated by two of Standard & Poor's, Fitch and Moody's lower than CCC, CCC or Caa, respectively, unless only one of those rating agencies rates the security, in which case that rating must be at least CCC or Caa, or in unrated securities determined to be of comparable quality by the Advisor. There are no minimum rating requirements for High Income Bond Fund (which means that the Fund may invest in bonds in default).

          The "equity securities" in which certain Funds may invest include corporate debt obligations which are convertible into common stock. These convertible debt obligations may include non-investment grade obligations.

          Yields on non-investment grade debt obligations will fluctuate over time. The prices of such obligations have been found to be less sensitive to interest rate changes than higher rated obligations, but more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn or period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of non-investment grade debt obligations. If the issuer of a security held by a Fund defaulted, the Fund might incur additional expenses to seek recovery.

          In addition, the secondary trading market for non-investment grade debt obligations may be less developed than the market for investment grade obligations. This may make it more difficult for a Fund to value and dispose of such obligations. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of non-investment grade obligations, especially in a thin secondary trading market.

          Certain risks also are associated with the use of credit ratings as a method for evaluating non-investment grade debt obligations. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of such obligations. In addition, credit rating agencies may not timely change credit ratings to reflect current events. Thus, the success of a Fund's use of non-investment grade debt obligations may be more dependent on the Advisor's own credit analysis than is the case with investment grade obligations.

DOLLAR ROLLS

          The Bond Funds other than Intermediate Government Bond Fund may enter into mortgage "dollar rolls" in which a Fund sells securities and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. Core Bond Fund, Intermediate Term Bond Fund, and Total Return Bond Fund do so as a principal investment strategy. In a mortgage dollar roll, a Fund gives up the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase plus any fee income received. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of mortgage dollar rolls. The Fund will segregate until the settlement date cash or liquid securities in an amount equal to the forward purchase price.

EQUITY AND CONVERTIBLE SECURITIES

          As a non-principal investment strategy, High Income Bond Fund and Total Return Bond Fund may invest in equity securities, including common stock, master limited partnership (MLP) and other partnership units. The advisor anticipates that such investments will consist predominantly of income-oriented equity securities or partnership units. Common stock represents units of ownership in a corporation. Owners typically are entitled to vote on the selection of directors and other important matters as well as to receive dividends on their holdings. In the event that a corporation is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stock take precedence over the claims of those who own common stock. The price of common stock is generally determined by corporate earnings, type of products or services offered, projected growth rates, experience of management, liquidity, and general market conditions for the markets on which the stock trades. Stocks may decline significantly in price over short or extended periods of time. Price changes may occur in the market as a whole, or they may occur in only a particular country, company, industry, or sector of the market. In addition, the types of stocks in which a particular fund invests may underperform the market or may not pay dividends as anticipated.

          MLPs are limited partnerships in which the ownership units (i.e., limited partnership interests) are publicly traded. MLP units are registered with the SEC and are freely traded on a securities exchange or in the over-the-counter market. Many MLPs operate in the oil and gas related businesses, including energy processing and distribution. Many MLPs are pass-through entities that generally are taxed at the unit holder level and are not subject to federal or state income tax at the partnership level. Annual income, gains, losses, deductions and credits of an MLP pass through directly to its unitholders. Distributions from an MLP may consist in part of a return of capital. Generally, an MLP is operated under the supervision of one or more general partners. Limited partners are not involved in the day-to-day management of the partnership. The risks of investing in an MLP are generally those involved in investing in a partnership as opposed to a corporation. For example, state law governing partnerships is often less restrictive than state law governing corporations. Accordingly, there may be fewer protections afforded investors in an MLP than investors in a corporation. Investments held by MLPs may be relatively illiquid, limiting the MLPs' ability to vary their portfolios promptly in response to changes in economic or other conditions. MLPs may have limited financial resources, their securities may trade infrequently and in limited volume, and they may be subject to more abrupt or erratic price movements than securities of larger or more broadly-based companies. Investment in MLPs by High Income Bond Fund and Total Return Bond Fund also subject these Funds to the risks associated with the specific industry or industries in which the MLPs invest. Additionally, since MLPs generally conduct business in multiple states, the Funds may be subject to income or franchise tax in each of the states in which the partnership does business. The additional cost of preparing and filing the tax returns and paying the related taxes may adversely impact the Funds' return on their investment in MLPs.

          The Bond Funds other than Intermediate Government Bond Fund, U.S. Government Mortgage Fund, and Short Term Bond Fund, may invest in preferred stock as a non-principal investment strategy. Preferred stock, unlike common stock, offers a stated dividend rate payable from the issuer's earnings. Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline.

          All of the Bond Funds other than Intermediate Government Bond Fund, as a non-principal investment strategy, may invest in debt securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common or preferred stocks. Equity interests acquired through conversion, exchange or exercise of rights to acquire stock will be disposed of by each of the Bond Funds as soon as practicable in an orderly manner (except that the Bond Funds that may invest in common stocks and/or preferred stocks directly are not required to dispose of any stock so acquired).

EXCHANGE TRADED FUNDS

          The Funds other than Intermediate Government Bond Fund may invest in exchange traded funds ("ETFs") as a non-principal investment strategy. These are a type of index fund bought and sold on a securities exchange. An ETF trades like common stock and represents a fixed portfolio of securities designed to track a particular market index. Each Fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.

FIXED AND FLOATING RATE DEBT OBLIGATIONS

          The debt obligations in which the Bond Funds invest as either a principal or non-principal investment strategy may have either fixed or floating rates. Floating rate securities are generally offered at an initial interest rate which is at or above prevailing market rates. The interest rate paid on these securities is then reset periodically (commonly every 90 days) to an increment over some predetermined interest rate index. Commonly utilized indices include the three-month Treasury bill rate, the 180-day Treasury bill rate, the one-month or three-month London Interbank Offered Rate (LIBOR), the prime rate of a bank, the commercial paper rates, or the longer-term rates on U.S. Treasury securities. Fixed rate securities tend to exhibit more price volatility during times of rising or falling interest rates than securities with floating rates of interest. This is because floating rate securities behave like short-term instruments in that the rate of interest they pay is subject to periodic adjustments based on a designated interest rate index. Fixed rate securities pay a fixed rate of interest and are more sensitive to fluctuating interest rates. In periods of rising interest rates the value of a fixed rate security is likely to fall. Fixed rate securities with short-term characteristics are not subject to the same price volatility as fixed rate securities without such characteristics. Therefore, they behave more like floating rate securities with respect to price volatility.

FOREIGN CURRENCY TRANSACTIONS

          Core Bond Fund, Inflation Protected Securities Fund, Short Term Bond Fund and Total Return Bond Fund may invest in securities which are purchased and sold in foreign currencies. The value of the Funds' assets as measured in U.S. dollars therefore may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations. The Funds also will incur costs in converting U.S. dollars to local currencies, and vice versa. The Funds therefore may enter into foreign currency transactions as a principal investment strategy.

          The Funds will conduct their foreign currency transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward foreign currency exchange contracts ("forward currency contracts") to purchase or sell foreign currencies at a future date.

          The Funds may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies. The Funds may engage in "transaction hedging" to protect against a change in the foreign currency exchange rate between the date a Fund contracts to purchase or sell a security and the settlement date, or to "lock in" the U.S. dollar equivalent of a dividend or interest payment made in a foreign currency. They also may engage in "portfolio hedging" to protect against a decline in the value of their portfolio securities as measured in U.S. dollars which could result from changes in exchange rates between the U.S. dollar and the foreign currencies in which the portfolio securities are purchased and sold. The Funds also may hedge foreign currency exchange rate risk by engaging in foreign currency futures and options transactions.

          Although a foreign currency hedge may be effective in protecting a Fund from losses resulting from unfavorable changes in exchanges rates between the U.S. dollar and foreign currencies, it also would limit the gains which might be realized by the Fund from favorable changes in exchange rates. The Advisor's decision whether to enter into currency hedging transactions will depend in part on its view regarding the direction and amount in which exchange rates are likely to move. The forecasting of movements in exchange rates is extremely difficult, so that it is highly uncertain whether a hedging strategy, if undertaken, would be successful. To the extent that the advisor's view regarding future exchange rates proves to have been incorrect, a Fund may realize losses on its foreign currency transactions.

          Forward Currency Contracts. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded directly between currency traders (usually large commercial banks) and their customers. A Fund will not enter into such forward contracts or maintain a net exposure in such contracts where it would be obligated to deliver an amount of foreign currency in excess of the value of its securities or other assets denominated in that currency. Each Fund will comply with applicable Securities and Exchange Commission ("SEC") positions requiring it to segregate assets to cover its commitments with respect to such contracts. The Funds generally will not enter into a forward currency contract with a term longer than one year.

          Foreign Currency Futures Transactions. Unlike forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currency futures contracts are standardized as to amount and delivery period and may be traded on boards of trade and commodities exchanges or directly with a dealer which makes a market in such contracts and options. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts. As part of their financial futures transactions, the Funds may use foreign currency futures contracts and options on such futures contracts. Through the purchase or sale of such contracts, the Funds may be able to achieve many of the same objectives as through investing in forward foreign currency exchange contracts.

          Foreign Currency Options. A foreign currency option provides the option buyer with the right to buy or sell a stated amount of foreign currency at the exercise price at a specified date or during the option period. A call option gives its owner the right, but not the obligation, to buy the currency, while a put option gives its owner the right, but not the obligation, to sell the currency. The option seller (writer) is obligated to fulfill the terms of the option sold if it is exercised. However, either seller or buyer may close its position during the option period in the secondary market for such options at any time prior to expiration.

          A foreign currency call option rises in value if the underlying currency appreciates. Conversely, a foreign currency put option rises in value if the underlying currency depreciates. While purchasing a foreign currency option may protect a Fund against an adverse movement in the value of a foreign currency, it would limit the gain which might result from a favorable movement in the value of the currency. For example, if the Fund were holding securities denominated in an appreciating foreign currency and had purchased a foreign currency put to hedge against a decline in the value of the currency, it would not have to exercise its put. In such an event, however, the amount of the Fund's gain would be offset in part by the premium paid for the option. Similarly, if the Fund entered into a contract to purchase a security denominated in a foreign currency and purchased a foreign currency call to hedge against a rise in the value of the currency between the date of purchase and the settlement date, the Fund would not need to exercise its call if the currency instead depreciated in value. In such a case, the Fund could acquire the amount of foreign currency needed for settlement in the spot market at a lower price than the exercise price of the option.

FOREIGN SECURITIES

          General. Core Bond Fund, High Income Bond Fund, Inflation Protected Securities Fund, Intermediate Term Bond Fund, Short Term Bond Fund, and Total Return Bond Fund may invest in foreign securities as a principal investment strategy.

          Core Bond Fund, High Income Bond Fund, Intermediate Term Bond Fund, and Short Term Bond Fund may invest up to 25% of total assets, and Inflation Protected Securities Fund and Total Return Bond Fund each may invest without limitation, in foreign securities payable in U.S. dollars. These securities may include securities issued or guaranteed by (i) the Government of Canada, any Canadian Province or any instrumentality and political subdivision thereof; (ii) any other foreign government agency or instrumentality; (iii) foreign subsidiaries of U.S. corporations and (iv) foreign issuers having total capital and surplus at the time of investment of at least $1 billion. In addition, up to 20% of the net assets of Inflation Protected Securities Fund, 20% of the total assets of Total Return Bond Fund, and 10% of the total assets of Core Bond Fund and Short Term Bond Fund may be invested in non-dollar denominated foreign securities.

          Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by U.S. corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

          In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and record keeping standards than those applicable to domestic branches of United States banks and U.S. domestic issuers.

          Emerging Markets. Core Bond Fund, High Income Bond Fund, Short Term Bond Fund, and Total Return Bond Fund may invest in securities issued by the governmental and corporate issuers that are located in emerging market countries as a principal investment strategy. Inflation Protected Securities Fund and Intermediate Term Bond Fund may invest in such securities as a non-principal investment strategy. Investments in securities of issuers in emerging market countries may be subject to potentially higher risks than investments in developed countries. These risks include (i) less social, political and economic stability; (ii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which may result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict the Fund's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests;
(iv) foreign taxation; (v) the absence of developed structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the limited development and recent emergence, in certain countries, of a capital market structure or market-oriented economy; and (vii) the possibility that recent favorable economic developments in certain countries may be slowed or reversed by unanticipated political or social events in such countries.

          Despite the dissolution of the Soviet Union, the Communist Party may continue to exercise a significant role in certain (particularly Eastern European) countries. To the extent of the Communist Party's influence, investments in such countries will involve risks of nationalization, expropriation and confiscatory taxation. The communist governments of a number of such countries expropriated large amounts of private property in the past, in many cases without adequate compensation, and there can be no assurance that such expropriation will not occur in the future. In the event of such expropriation, the Fund could lose a substantial portion of any investments it has made in the affected countries. Further, no accounting standards exist in many developing countries. Finally, even though certain currencies may be convertible into U.S. dollars, the conversion rates may be artificial to the actual market values and may be adverse to Fund shareholders.

          Certain countries, which do not have market economies, are characterized by an absence of developed legal structures governing private and foreign investments and private property. Certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the investment of foreign persons to only a specific class of securities of a company that may have less advantageous terms than securities of the company available for purchase by nationals.

          Authoritarian governments in certain countries may require that a governmental or quasi-governmental authority act as custodian of the Fund's assets invested in such country. To the extent such governmental or quasi-governmental authorities do not satisfy the requirements of the 1940 Act to act as foreign custodians of the Fund's cash and securities, the Fund's investment in such countries may be limited or may be required to be effected through intermediaries. The risk of loss through governmental confiscation may be increased in such countries.

          Depositary Receipts. The Funds' investments in foreign securities may include investment in depositary receipts, including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs). U.S. dollar-denominated ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, a Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Funds may also invest in EDRs and in other similar instruments representing securities of foreign companies. EDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs are structured similarly to the arrangements of ADRs. EDRs, in bearer form, are designed for use in European securities markets and are not necessarily denominated in the currency of the underlying security.

          Certain depositary receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.

FUTURES AND OPTIONS ON FUTURES

          The Funds other than Intermediate Government Bond Fund may engage in futures transactions and options on futures as a principal investment strategy, including stock and interest rate index futures contracts and options thereon and, with respect to Inflation Protected Securities Fund only, commodity and commodity index futures contracts and options thereon. Certain Funds may also enter into foreign currency futures transactions, which are discussed in more detail above under "--Foreign Currency Transactions."

          A futures contract is an agreement between two parties to buy and sell a security or commodity for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, either party can close out its position on the exchange for cash, without delivering the security or commodity. An option on a futures contract gives the holder of the option the right to buy or sell a position in a futures contract to the writer of the option, at a specified price and on or before a specified expiration date.

          An interest rate, commodity, foreign currency or index futures contract provides for the future sale by one party and purchase by another party of a specified quantity of a financial instrument, commodity, foreign currency or the cash value of an index at a specified price and time. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of an index might be a function of the value of certain specified securities, no physical delivery of these securities is made. Inflation Protected Securities Fund may also invest in commodity futures contracts and options thereon. A commodity futures contract is an agreement between two parties, in which one party agrees to buy a commodity, such as an energy, agricultural or metal commodity from the other party at a later date at a price and quantity agreed upon when the contract is made.

          Futures options possess many of the same characteristics as options on securities, currencies and indexes (discussed below under "--Options Transactions"). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

          The Funds intend generally to use futures contracts and futures options to hedge against market risk. For example, a Bond Fund might use futures contracts to hedge against anticipated changes in interest rates that might adversely affect either the value of the Fund's securities or the price of the securities that the Fund intends to purchase. The Fund's hedging activities may include sales of futures contracts as an offset against the effect of expected increases in interest rates, and purchases of futures contracts as an offset against the effect of expected declines in interest rates. Although other techniques could be used to reduce a Fund's exposure to interest rate fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost by using futures contracts and futures options.

          The Funds may enter into futures contracts and futures options which are standardized and traded on a U.S. or foreign exchange, board of trade or similar entity, or quoted on an automated quotation system. The Funds may also enter into over-the-counter (OTC) transactions in such instruments. Transactions in the OTC markets generally are conducted on a principal-to-principal basis. The terms and conditions of these instruments generally are not standardized and tend to be more specialized or complex, and the instruments may be harder to value. In addition, there may not be a liquid market for OTC derivatives. As a result, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price.

          When a purchase or sale of a futures contract is made by a Fund, the Fund is required to deposit with its custodian (or broker, if legally permitted) a specified amount of liquid assets ("initial margin"). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. Margin requirement on foreign exchanges may be modified during the term of the contract. Margin requirements on foreign exchanges may be different than U.S. exchanges. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract which is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn interest income on its initial margin deposits. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called "variation margin," equal to the daily change in value of the futures contract. This process is known as "marking to market." Variation margin does not represent a borrowing or loan by the Fund but is instead a settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing daily net asset value, the Fund will mark to market its open futures positions.

          The Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.

          Futures transactions also involve brokerage costs and the Fund may have to segregate additional liquid assets in accordance with applicable SEC requirements.

          Although some futures contracts call for making or taking delivery of the underlying currency, securities or commodities, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying currency, security or commodity, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital loss. The transaction costs must also be included in these calculations.

          The Funds may write covered straddles consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient assets are deposited to meet the Fund's immediate obligations.

          Limitations on Use of Futures and Futures Options. Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed 5% of a Fund's total assets. Futures transactions will be limited to the extent necessary to maintain a Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").

          Risks Associated with Futures and Futures Options. There are several risks associated with the use of futures contracts and futures options as hedging techniques. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the Fund securities being hedged. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures and futures options, including technical influences in futures trading and futures options, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

          Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses

          There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures or a futures option position, and the Fund would remain obligated to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

          Risks Associated with Commodity Futures Contracts. There are several additional risks associated with transactions in commodity futures contracts.

          Storage. Unlike the financial futures markets, in the commodity futures markets there are costs of physical storage associated with purchasing the underlying commodity. The price of the commodity futures contract will reflect the storage costs of purchasing the physical commodity, including the time value of money invested in the physical commodity. To the extent that the storage costs for an underlying commodity change while the Fund is invested in futures contracts on that commodity, the value of the futures contract may change proportionately.

          Reinvestment. In the commodity futures markets, producers of the underlying commodity may decide to hedge the price risk of selling the commodity by selling futures contracts today to lock in the price of the commodity at delivery tomorrow. In order to induce speculators to purchase the other side of the same futures contract, the commodity producer generally must sell the futures contract at a lower price than the expected future spot price. Conversely, if most hedgers in the futures market are purchasing futures contracts to hedge against a rise in prices, then speculators will only sell the other side of the futures contract at a higher futures price than the expected future spot price of the commodity. The changing nature of the hedgers and speculators in the commodity markets will influence whether futures prices are above or below the expected future spot price, which can have significant implications for Inflation Protected Securities Fund. If the nature of hedgers and speculators in futures markets has shifted when it is time for the Fund to reinvest the proceeds of a maturing contract in a new futures contract, the Fund might reinvest at higher or lower futures prices, or choose to pursue other investments.

          Other Economic Factors. The commodities which underlie commodity futures contracts may be subject to additional economic and non-economic variables, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments. These factors may have a larger impact on commodity prices and commodity-linked instruments, including futures contracts, than on traditional securities. Certain commodities are also subject to limited pricing flexibility because of supply and demand factors. Others are subject to broad price fluctuations as a result of the volatility of the prices for certain raw materials and the instability of supplies of other materials. These additional variables may create additional investment risks which subject Inflation Protected Securities Fund's investments to greater volatility than investments in traditional securities.

          CFTC Information. The Commodity Futures Trading Commission (the "CFTC"), a federal agency, regulates trading activity pursuant to the Commodity Exchange Act, as amended (the "CEA"). The CFTC requires the registration of a Commodity Pool Operator (a "CPO"), which is defined as any person engaged in a business which is of the nature of an investment trust, syndicate or a similar form of enterprise, and who, in connection therewith, solicits, accepts or receives from others funds, securities or property for the purpose of trading in a commodity for future delivery on or subject to the rules of any contract market. The CFTC has adopted Rule 4.5, which provides an exclusion from the definition of commodity pool operator for any registered investment company which files a notice of eligibility. The

Funds have filed a notice of eligibility claiming exclusion from the status of CPO and, therefore, are not subject to registration or regulation as a CPO under the CEA.

GUARANTEED INVESTMENT CONTRACTS

          Short Term Bond Fund may purchase investment-type insurance products such as Guaranteed Investment Contracts ("GICs") as a non-principal investment strategy. A GIC is a deferred annuity under which the purchaser agrees to pay money to an insurer (either in a lump sum or in installments) and the insurer promises to pay interest at a guaranteed rate for the life of the contract. GICs may have fixed or variable interest rates. A GIC is a general obligation of the issuing insurance company. The purchase price paid for a GIC becomes part of the general assets of the insurer, and the contract is paid at maturity from the general assets of the insurer. In general, GICs are not assignable or transferable without the permission of the issuing insurance companies and can be redeemed before maturity only at a substantial discount or penalty. GICs, therefore, are usually considered to be illiquid investments. Short Term Bond Fund will purchase only GICs which are obligations of insurance companies with a policyholder's rating of A or better by A.M. Best Company.

INFLATION PROTECTED SECURITIES

          Inflation Protected Securities Fund invests in inflation protected securities as a principal investment strategy. The other Funds may invest in such securities as a non-principal investment strategy. Inflation protected securities are fixed income securities designed to provide protection against the negative effects of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the inflation accruals as part of a semiannual coupon.

          Inflation protected securities issued by the U.S. Treasury have maturities of five, ten, twenty or thirty years, although it is possible that securities with other maturities will be issued in the future. The U.S. Treasury securities pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation protected bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months were 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole years' inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).

          If the periodic adjustment rate measuring inflation falls, the principal value of U.S. Treasury inflation protected securities will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation protected bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed, and will fluctuate. Other inflation-protected securities that accrue inflation into their principal value may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

          The value of inflation-protected securities is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation protected securities. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-protected securities.

          The periodic adjustment of U.S. inflation protected bonds is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation protected securities issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States. If the market perceives that the adjustment mechanism of an inflation-protected security does not accurately adjust for inflation, the value of the security could be adversely affected.

          While inflation protected securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. The calculation of the inflation index ratio for inflation protected securities issued by the U.S. Treasury incorporates an approximate three-month lag, which may have an effect on the trading price of the securities, particularly during periods of significant, rapid changes in the inflation index. To the extent that inflation has increased during the three months prior to an interest payment, that interest payment will not be protected from the inflation increase. Further, to the extent that inflation has increased during the final three months of a security's maturity, the final value of the security will not be protected against that increase, which will negatively impact the value of the security. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in inflation-protected securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

          Any increase in the principal amount of an inflation-protected security will be considered taxable income to the Fund, even though the Fund does not receive its principal until maturity.

INTEREST RATE CAPS AND FLOORS

          As a principal investment strategy, the Bond Funds other than Intermediate Government Bond Fund may purchase or sell interest rate caps and floors to preserve a return or a spread on a particular investment or portion of its portfolio or for other non-speculative purposes. The Tax Free Funds may do so as a non-principal investment strategy. The purchase of an interest rate cap entitles the purchaser, to the extent a specified index exceeds a predetermined interest rate, to receive payments of interest on a contractually based principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent a specified index falls below a predetermined interest rate, to receive payments of interest on a contractually based principal amount from the party selling such interest rate floor.

INVERSE FLOATING RATE MUNICIPAL OBLIGATIONS

          Each of the Tax Free Funds, as a principal investment strategy, may invest up to 10% of its total assets in inverse floating rate municipal obligations. An inverse floating rate obligation entitles the holder to receive interest at a rate which changes in the opposite direction from, and in the same magnitude as or in a multiple of, changes in a specified index rate. Although an inverse floating rate municipal obligation would tend to increase portfolio income during a period of generally decreasing market interest rates, its value would tend to decline during a period of generally increasing market interest rates. In addition, its decline in value may be greater than for a fixed-rate municipal obligation, particularly if the interest rate borne by the floating rate municipal obligation is adjusted by a multiple of changes in the specified index rate. For these reasons, inverse floating rate municipal obligations have more risk than more conventional fixed-rate and floating rate municipal obligations.

LENDING OF PORTFOLIO SECURITIES

          In order to generate additional income, as a principal investment strategy, each of the Bond Funds other than Intermediate Government Bond Fund may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities. As with other extensions of credit, there may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will only enter into domestic loan arrangements with broker-dealers, banks, or other institutions which the Advisor has determined are creditworthy under guidelines established by the Board of Directors. The Funds will pay a portion of the income earned on the lending transaction to the placing broker and may pay administrative and custodial fees in connection with these loans.

          In these loan arrangements, the Funds will receive collateral in the form of cash, United States government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. This collateral must be valued daily by the Advisor or the applicable Fund's lending agent and, if the market value of the loaned securities increases, the borrower must furnish additional collateral to the lending Fund. During the time portfolio securities are on loan, the borrower pays the lending Fund any dividends or interest paid on the securities. Loans are subject to termination at any time by the lending Fund or the borrower. While a Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

          When a Fund lends portfolio securities to a borrower, payments in lieu of dividends made by the borrower to the Fund will not constitute "qualified dividends" taxable at the same rate as long-term capital gains, even if the actual dividends would have constituted qualified dividends had the Fund held the securities. See "Taxation."

          U.S. Bank, N.A. acts as securities lending agent for the Funds and receives separate compensation for such services, subject to compliance with conditions contained in an SEC exemptive order permitting U.S. Bank to provide such services and receive such compensation. U.S. Bank receives fees up to 25% of each fund's net income from securities lending transactions. For each Fund, collateral for securities on loan will be invested in a money market fund administered by FAF Advisors and FAF Advisors will receive an administration fee equal to 0.02% of such fund's average daily net assets.

MORTGAGE-BACKED SECURITIES

          The Bond Funds other than High Income Bond Fund and Intermediate Government Bond Fund may invest in mortgage-backed securities as a principal investment strategy. High Income Bond Fund may invest in such securities as a non-principal investment strategy. These investments include Agency Pass-Through Certificates, private mortgage pass-through securities, collateralized mortgage obligations, and commercial mortgage-backed securities, as defined and described below.

          Agency Pass-Through Certificates. Agency Pass-Through Certificates are mortgage pass-through certificates representing undivided interests in pools of residential mortgage loans. Distribution of principal and interest on the mortgage loans underlying an Agency Pass-Through Certificate is an obligation of or guaranteed by the Government National Mortgage Association (GNMA, or Ginnie
Mae), the Federal National Mortgage Association (FNMA, or Fannie Mae) or the Federal Home Loan Mortgage Corporation (FHLMC, or Freddie Mac). GNMA is a wholly owned corporate instrumentality of the United States within the Department of Housing and Urban Development. The guarantee of GNMA with respect to GNMA certificates is backed by the full faith and credit of the United States, and GNMA is authorized to borrow from the United States Treasury in an amount which is at any time sufficient to enable GNMA, with no limitation as to amount, to perform its guarantee.

          FNMA is a federally chartered and privately owned corporation organized and existing under federal law. Although the Secretary of the Treasury of the United States has discretionary authority to lend funds to FNMA, neither the United States nor any agency thereof is obligated to finance FNMA's operations or to assist FNMA in any other manner.

          FHLMC is a federally chartered corporation organized and existing under federal law, the common stock of which is owned by the Federal Home Loan Banks. Neither the United States nor any agency thereof is obligated to finance FHLMC's operations or to assist FHLMC in any other manner.

          The mortgage loans underlying GNMA certificates are partially or fully guaranteed by the Federal Housing Administration or the Veterans Administration, while the mortgage loans underlying FNMA certificates and FHLMC certificates are conventional mortgage loans which are, in some cases, insured by private mortgage insurance companies. Agency Pass-Through Certificates may be issued in a single class with respect to a given pool of mortgage loans or in multiple classes.

          The residential mortgage loans evidenced by Agency Pass-Through Certificates and upon which CMOs (as described further below) are based generally are secured by first mortgages on one- to four-family residential dwellings. Such mortgage loans generally have final maturities ranging from 15 to 40 years and generally provide for monthly payments in amounts sufficient to amortize their original principal amounts by the maturity dates. Each monthly payment on such mortgage loans generally includes both an interest component and a principal component, so that the holder of the mortgage loans receives both interest and a partial return of principal in each monthly payment. In general, such mortgage loans can be prepaid by the borrowers at any time without any prepayment penalty. In addition, many such mortgage loans contain a "due-on-sale" clause requiring the loans to be repaid in full upon the sale of the property securing the loans. Because residential mortgage loans generally provide for monthly amortization and may be prepaid in full at any time, the weighted average maturity of a pool of residential mortgage loans is likely to be substantially shorter than its stated final maturity date. The rate at which a pool of residential mortgage loans is prepaid may be influenced by many factors and is not predictable with precision.

          Private mortgage pass-through securities ("Private Pass-Throughs"). Private Pass-Throughs are structured similarly to GNMA, FNMA and FHLMC mortgage pass-through securities and are issued by originators of and investors in mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, investment banks and special purpose subsidiaries of the foregoing. These securities usually are backed by a pool of fixed or adjustable rate loans. Since Private Pass-Throughs typically are not guaranteed by an entity having the credit status of GNMA, FNMA or FHLMC, such securities generally are structured with one or more types of credit enhancement. Such credit support falls into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets. Liquidity protection refers to the provisions of advances, generally by the entity administering the pool of assets, to ensure that the pass-through of payments due on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default enhances the likelihood of ultimate payment of the obligations on at least a portion of the assets in the pool. Such protection may be provided through guarantees, insurance policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction or through a combination of such approaches. The Funds will not pay any additional fees for such credit support, although the existence of credit support may increase the price of a security.

          The ratings of securities for which third-party credit enhancement provides liquidity protection or protection against losses from default are generally dependent upon the continued creditworthiness of the enhancement provider. The ratings of such securities could be subject to reduction in the event of deterioration in the creditworthiness of the credit enhancement provider even in cases where the delinquency and loss experience on the underlying pool of assets is better than expected.

          Collateralized Mortgage Obligations ("CMOs"). CMOs are debt obligations typically issued by a private special-purpose entity and collateralized by residential or commercial mortgage loans or Agency Pass-Through Certificates. A Fund will invest only in CMOs that are rated within the rating categories in which the Fund is otherwise allowed to invest or which are of comparable quality in the judgment of the Advisor. Because CMOs are debt obligations of private entities, payments on CMOs generally are not obligations of or guaranteed by any governmental entity, and their ratings and creditworthiness typically depend, among other factors, on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy.

          CMOs generally are issued in multiple classes, with holders of each class entitled to receive specified portions of the principal payments and prepayments and/or of the interest payments on the underlying mortgage loans. These entitlements can be specified in a wide variety of ways, so that the payment characteristics of various classes may differ greatly from one another. For instance, holders may hold interests in CMO tranches called Z-tranches which defer interest and principal payments until one or other classes of the CMO have been paid in full. In addition, for example:

          - In a sequential-pay CMO structure, one class is entitled to receive all principal payments and prepayments on the underlying mortgage loans (and interest on unpaid principal) until the principal of the class is repaid in full, while the remaining classes receive only interest; when the first class is repaid in full, a second class becomes entitled to receive all principal payments and prepayments on the underlying mortgage loans until the class is repaid in full, and so forth.

          - A planned amortization class ("PAC") of CMOs is entitled to receive principal on a stated schedule to the extent that it is available from the underlying mortgage loans, thus providing a greater (but not absolute) degree of certainty as to the schedule upon which principal will be repaid.

          - An accrual class of CMOs provides for interest to accrue and be added to principal (but not be paid currently) until specified payments have been made on prior classes, at which time the principal of the accrual class (including the accrued interest which was added to principal) and interest thereon begins to be paid from payments on the underlying mortgage loans.

          - An interest-only class of CMOs entitles the holder to receive all of the interest and none of the principal on the underlying mortgage loans, while a principal-only class of CMOs entitles the holder to receive all of the principal payments and prepayments and none of the interest on the underlying mortgage loans.

          - A floating rate class of CMOs entitles the holder to receive interest at a rate which changes in the same direction and magnitude as changes in a specified index rate. An inverse floating rate class of CMOs entitles the holder to receive interest at a rate which changes in the opposite direction from, and in the same magnitude as or in a multiple of, changes in a specified index rate. Floating rate and inverse floating rate classes also may be subject to "caps" and "floors" on adjustments to the interest rates which they bear.

          - A subordinated class of CMOs is subordinated in right of payment to one or more other classes. Such a subordinated class provides some or all of the credit support for the classes that are senior to it by absorbing losses on the underlying mortgage loans before the senior classes absorb any losses. A subordinated class which is subordinated to one or more classes but senior to one or more other classes is sometimes referred to as a "mezzanine" class. A subordinated class generally carries a lower rating than the classes that are senior to it, but may still carry an investment grade rating.

          It generally is more difficult to predict the effect of changes in market interest rates on the return on mortgage-backed securities than to predict the effect of such changes on the return of a conventional fixed-rate debt instrument, and the magnitude of such effects may be greater in some cases. The return on interest-only and principal-only mortgage-backed securities is particularly sensitive to changes in interest rates and prepayment speeds. When interest rates decline and prepayment speeds increase, the holder of an interest-only mortgage-backed security may not even recover its initial investment. Similarly, the return on an inverse floating rate CMO is likely to decline more sharply in periods of increasing interest rates than that of a fixed-rate security. For these reasons, interest-only, principal-only and inverse floating rate mortgage-backed securities generally have greater risk than more conventional classes of mortgage-backed securities. None of the Bond Funds will invest more than 10% of its total assets in interest-only, principal-only, inverse interest only or inverse floating rate mortgage-backed securities.

          Commercial Mortgage-Backed Securities. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial property, such as hotels, office buildings, retail stores, hospitals, and other commercial buildings. These securities may have a lower prepayment uncertainty than other mortgage-backed securities because commercial mortgage loans generally prohibit or impose penalties on prepayments of principal. In addition, commercial mortgage-backed securities often are structured with some form of credit enhancement to protect against potential losses on the underlying mortgage loans. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and may exhibit greater price volatility than other types of mortgage-backed securities.

          Adjustable Rate Mortgage Securities ("ARMS"). The Bond Funds, other than Intermediate Government Bond Fund, may invest in ARMS as a non-principal investment strategy. ARMS are pass-through mortgage securities collateralized by mortgages with interest rates that are adjusted from time to time. ARMS also include adjustable rate tranches of CMOs. The adjustments usually are determined in accordance with a predetermined interest rate index and may be subject to certain limits. While the values of ARMS, like other debt securities, generally vary inversely with changes in market interest rates (increasing in value during periods of declining interest rates and decreasing in value during periods of increasing interest rates), the values of ARMS should generally be more resistant to price swings than other debt securities because the interest rates of ARMS move with market interest rates. The adjustable rate feature of ARMS will not, however, eliminate fluctuations in the prices of ARMS, particularly during periods of extreme fluctuations in interest rates.

          ARMS typically have caps which limit the maximum amount by which the interest rate may be increased or decreased at periodic intervals or over the life of the loan. To the extent interest rates increase in excess of the caps, ARMS can be expected to behave more like traditional debt securities and to decline in value to a greater extent than would be the case in the absence of such caps. Also, since many adjustable rate mortgages only reset on an annual basis, it can be expected that the prices of ARMS will fluctuate to the extent changes in prevailing interest rates are not immediately reflected in the interest rates payable on the underlying adjustable rate mortgages. The extent to which the prices of ARMS fluctuate with changes in interest rates will also be affected by the indices underlying the ARMS.

MUNICIPAL BONDS AND OTHER MUNICIPAL OBLIGATIONS

          The Tax Free Funds invest principally in municipal bonds and other municipal obligations. These bonds and other obligations are issued by the states and by their local and special-purpose political subdivisions. The term "municipal bond" includes short-term municipal notes issued by the states and their political subdivisions.

          Municipal Bonds. The two general classifications of municipal bonds are "general obligation" bonds and "revenue" bonds. General obligation bonds are secured by the governmental issuer's pledge of its faith, credit and taxing power for the payment of principal and interest upon a default by the issuer of its principal and interest payment obligations. They are usually paid from general revenues of the issuing governmental entity. Revenue bonds, on the other hand, are usually payable only out of a specific revenue source rather than from general revenues. Revenue bonds ordinarily are not backed by the faith, credit or general taxing power of the issuing governmental entity. The principal and interest on revenue bonds for private facilities are typically paid out of rents or other specified payments made to the issuing governmental entity by a private company which uses or operates the facilities. Examples of these types of obligations are industrial revenue bond and pollution control revenue bonds. Industrial revenue bonds are issued by governmental entities to provide financing aid to community facilities such as hospitals, hotels, business or residential complexes, convention halls and sport complexes. Pollution control revenue bonds are issued to finance air, water and solids pollution control systems for privately operated industrial or commercial facilities.

          Revenue bonds for private facilities usually do not represent a pledge of the credit, general revenues or taxing powers of issuing governmental entity. Instead, the private company operating the facility is the sole source of payment of the obligation. Sometimes, the funds for payment of revenue bonds come solely from revenue generated by operation of the facility. Revenue bonds which are not backed by the credit of the issuing governmental entity frequently provide a higher rate of return than other municipal obligations, but they entail greater risk than obligations which are guaranteed by a governmental unit with taxing power. Federal income tax laws place substantial limitations on industrial revenue bonds, and particularly certain specified private activity bonds issued after August 7, 1986. In the future, legislation could be introduced in Congress which could further restrict or eliminate the income tax exemption for interest on debt obligations in which the Funds may invest.

          Refunded Bonds. The Tax Free Funds may invest in refunded bonds. Refunded bonds may have originally been issued as general obligation or revenue bonds, but become refunded when they are secured by an escrow fund, usually consisting entirely of direct U.S. government obligations and/or U.S. government agency obligations sufficient for paying the bondholders. There are two types of refunded bonds: pre-refunded bonds and escrowed-to-maturity ("ETM") bonds. The escrow fund for a pre-refunded municipal bond may be structured so that the refunded bonds are to be called at the first possible date or a subsequent call date established in the original bond debenture. The call price usually includes a premium from 1% to 3% above par. This type of structure usually is used for those refundings that either reduce the issuer's interest payment expenses or change the debt maturity schedule. In escrow funds for ETM refunded municipal bonds, the maturity schedules of the securities in the escrow funds match the regular debt-service requirements on the bonds as originally stated in the bond indentures.

          Derivative Municipal Securities. The Tax Free Funds may also acquire derivative municipal securities, which are custodial receipts of certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain municipal securities. The underwriter of these certificates or receipts typically purchases municipal securities and deposits them in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligation.

          The principal and interest payments on the municipal securities underlying custodial receipts may be allocated in a number of ways. For example, payments may be allocated such that certain custodial receipts may have variable or floating interest rates and others may be stripped securities which pay only the principal or interest due on the underlying municipal securities. The Tax Free Funds may each invest up to 10% of their total assets in custodial receipts which have inverse floating interest rates and other inverse floating rate municipal obligations.

          Municipal Leases and Certificates of Participation. The Tax Free Funds also may purchase municipal lease obligations, primarily through certificates of participation (or "participation interests"). Participation interests in municipal leases are undivided interests in a lease, installment purchase contract or conditional sale contract entered into by a state or local governmental unit to acquire equipment or facilities. Municipal leases frequently have special risks which generally are not associated with general obligation bonds or revenue bonds.

          Municipal leases and installment purchase or conditional sales contracts (which usually provide for title to the leased asset to pass to the governmental issuer upon payment of all amounts due under the contract) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of municipal debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases and contracts of "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for this purpose by the appropriate legislative body on a yearly or other periodic basis. Although these kinds of obligations are secured by the leased equipment or facilities, the disposition of the pledged property in the event of non-appropriation or foreclosure might, in some cases, prove difficult and time-consuming. In addition, disposition upon non-appropriation or foreclosure might not result in recovery by a Fund of the full principal amount represented by an obligation.

          In light of these concerns, the Tax Free Funds have adopted and follow procedures for determining whether municipal lease obligations purchased by the Funds are liquid and for monitoring the liquidity of municipal lease securities held in each Fund's portfolio. These procedures require that a number of factors be used in evaluating the liquidity of a municipal lease security, including the frequency of trades and quotes for the security, the number of dealers willing to purchase or sell the security and the number of other potential purchasers, the willingness of dealers to undertake to make a market in security, the nature of the marketplace in which the security trades, and other factors which the Advisor may deem relevant. As set forth in "Investment Restrictions" below, each such Fund is subject to limitations on the percentage of illiquid securities it can hold.

OPTIONS TRANSACTIONS

          To the extent set forth below, the Funds may purchase put and call options on securities, stock indices, interest rate indices, commodity indices, and/or foreign currencies. These transactions will be undertaken for the purpose of reducing risk to the Funds; that is, for "hedging" purposes, or, in the case of options written by a Fund, to produce additional income. Options on futures contracts are discussed above under "-- Futures and Options on Futures."

          Options on Securities. As a principal investment strategy, the Bond Funds (other than Intermediate Government Bond Fund) may purchase put and call options on securities they own or have the right to acquire. A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

          A Fund may purchase put options to hedge against a decline in the value of its portfolio. By using put options in this way, a Fund would reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs. In similar fashion, a Fund may purchase call options to hedge against an increase in the price of securities that the Fund anticipates purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire unexercised.

          Options on Interest Rate and Commodity Indices. As principal investment strategies, the Bond Funds (other than Intermediate Government Bond
Fund) and the Tax Free Funds may purchase put and call options on interest rate indices and Inflation Protected Securities Fund may purchase put and call options on commodity indices. An option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The writer of the option is obligated, for the premium received, to make delivery of this amount. Settlements for index options are always in cash. Gain or loss depends on market movements with respect to specific financial instruments or commodities. The multiplier for index options determines the total dollar value per contract of each point in the difference between the exercise price of an option and the current value of the underlying index. Options on different indices may have different multipliers.

          Options on Currencies. Foreign currency options are discussed in detail above under "--Foreign Currency Transactions - Foreign Currency Options."

          Writing Options--Inflation Protected Securities Fund. Inflation Protected Securities Fund may write (sell) covered put and call options as a principal investment strategy. These transactions would be undertaken principally to produce additional income. The Fund may write covered straddles consisting of a combination of a call and a put written on the same underlying instrument.

          Covered Options. The Funds will write options only if they are "covered." In the case of a call option on a security, the option is "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other liquid assets in such amount are segregated) upon conversion or exchange of the securities held by the Fund. For a call option on an index or currency, the option is covered if the Fund segregates liquid assets in an amount equal to the contract value of the index or currency. A call option is also covered if the Fund holds a call on the same security, index or currency as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated liquid assets. A put option on a security, currency or index is "covered" if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security, currency or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets. A straddle will be covered when sufficient assets are deposited to meet the Fund's immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is "in the money."

          Expiration or Exercise of Options. If an option written by a Fund expires unexercised, the Fund realizes a capital gain equal to the premium received at the time the option was written. If an option purchased by a Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security, currency or index, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires.

          A Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series. A Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security, currency or index in relation to the exercise price of the option, the volatility of the underlying security, currency or index, and the time remaining until the expiration date.

          The premium paid for a put or call option purchased by a Fund is an asset of the Fund. The premium received for an option written by a Fund is recorded as a deferred credit. The value of an option purchased or written is marked to market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and asked price.

          Risks Associated with Options Transactions. There are several risks associated with options transactions. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

          During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill it obligations as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. If a put or call option purchased by a Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put) or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security.

          There can be no assurance that a liquid market will exist when a Fund seeks to close out an option position. If a Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless. If a Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

          If trading were suspended in an option purchased by a Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, a Fund might be unable to exercise an option it had purchased. Except to the extent that a call option on an index written by a Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund's securities during the period the option was outstanding.

          Limitations. None of the Funds will invest more than 5% of the value of its total assets in purchased options, provided that options which are "in the money" at the time of purchase may be excluded from this 5% limitation. A call option is "in the money" if the exercise price is lower than the current market price of the underlying security or index, and a put option is "in the money" if the exercise price is higher than the current market price. A Fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

PARTICIPATION INTERESTS

          High Income Bond Fund and Total Return Bond Fund, as a non-principal investment strategy, may acquire participation interests in senior, fully secured floating rate loans that are made primarily to U.S. companies. Each Fund's investments in participation interests are subject to its limitation on investments in illiquid securities. The Funds may purchase only those participation interests that mature in one year or less, or, if maturing in more than one year, have a floating rate that is automatically adjusted at least once each year according to a specified rate for such investments, such as a published interest rate or interest rate index. Participation interests are primarily dependent upon the creditworthiness of the borrower for payment of interest and principal. Such borrowers may have difficulty making payments and may have senior securities rated as low as C by Moody's or Fitch or D by Standard & Poor's.

PAYMENT-IN-KIND DEBENTURES AND DELAYED INTEREST SECURITIES

          High Income Bond Fund and Total Return Bond Fund, as a non-principal investment strategy, may invest in debentures the interest on which may be paid in other securities rather than cash ("PIKs"). Typically, during a specified term prior to the debenture's maturity, the issuer of a PIK may provide for the option or the obligation to make interest payments in debentures, common stock or other instruments (i.e., "in kind" rather than in cash). The type of instrument in which interest may or will be paid would be known by the Fund at the time of investment. While PIKs generate income for purposes of generally accepted accounting standards, they do not generate cash flow and thus could cause the Fund to be forced to liquidate securities at an inopportune time in order to distribute cash, as required by the Code.

          Unlike PIKs, delayed interest securities do not pay interest for a specified period. Because values of securities of this type are subject to greater fluctuations than are the values of securities that distribute income regularly, they may be more speculative than such securities.

REAL ESTATE INVESTMENT TRUST ("REIT") SECURITIES

          High Income Bond Fund may invest in securities of real estate investment trusts as a non-principal investment strategy. REITs are publicly traded corporations or trusts that specialize in acquiring, holding, and managing residential, commercial or industrial real estate. A REIT is not taxed at the entity level on income distributed to its shareholders or unitholders if it distributes to shareholders or unitholders at least 90% of its taxable income for each taxable year and complies with regulatory requirements relating to its organization, ownership, assets and income.

          REITs generally can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. An Equity REIT invests the majority of its assets directly in real property and derives its income primarily from rents and from capital gains on real estate appreciation which are realized through property sales. A Mortgage REIT invests the majority of its assets in real estate mortgage loans and services its income primarily from interest payments. A Hybrid REIT combines the characteristics of an Equity REIT and a Mortgage REIT.

          The Fund's investment in the real estate industry subjects the Fund to risks associated with that industry. The real estate industry has been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. Real property values and income from real property may decline due to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhoods and in demographics, increases in market interest rates, or other factors. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to such companies, and companies which service the real estate industry.

          The Fund is also subject to risks associated with direct investments in REITs. Equity REITs will be affected by changes in the values of and income from the properties they own, while Mortgage REITs may be affected by the credit quality of the mortgage loans they hold. In addition, REITs are dependent on specialized management skills and on their ability to generate cash flow for operating purposes and to make distributions to shareholders or unitholders. REITs may have limited diversification and are subject to risks associated with obtaining financing for real property, as well as to the risk of self-liquidation. REITs also can be adversely affected by their failure to qualify for tax-free pass-through treatment of their income under the Code or their failure to maintain an exemption from registration under the 1940 Act. By investing in REITs indirectly through the Fund, a shareholder bears not only a proportionate share of the expenses of the Fund, but also may indirectly bear similar expenses of some of the REITs in which it invests.

REPURCHASE AGREEMENTS

          Each Fund may invest in repurchase agreements as a non-principal investment strategy. Ordinarily, a Fund does not expect its investment in repurchase agreements to exceed 10% of its total assets. However, because each Fund may invest without limit in cash and short-term securities for temporary defensive purposes, there is no limit on each Fund's ability to invest in repurchase agreements. A repurchase agreement involves the purchase by a Fund of securities with the agreement that after a stated period of time, the original seller will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. If the original seller defaults on its obligation to repurchase as a result of its bankruptcy or otherwise, the purchasing Fund will seek to sell the collateral, which could involve costs or delays. Although collateral (which may consist of any fixed income security which is an eligible investment for the Fund entering into the repurchase agreement) will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest), a Fund would suffer a loss if the proceeds from the sale of the collateral were less than the agreed-upon repurchase price. The Advisor will monitor the creditworthiness of the firms with which the Funds enter into repurchase agreements.

          The Funds' custodian will hold the securities underlying any repurchase agreement, or the securities will be part of the Federal Reserve/Treasury Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price under the repurchase agreement (including any accrued interest), the appropriate Fund will promptly receive additional collateral (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

ROYALTY TRUSTS

          Each of the Bond Funds may invest in publicly-traded royalty trusts as a non-principal investment strategy. Royalty trusts are income-oriented equity investments that indirectly, through the ownership of trust units, provide investors (called "unit holders") with exposure to energy sector assets such as coal, oil and natural gas. A royalty trust receives royalty income from the production of a natural resource and then distributes this income to unit holders less deductions for management fees and capital expenses. The trusts have no physical operations of their own and have no management or employees; rather, they are merely financing vehicles. Other companies mine the resources and pay royalties on those resources to the trust.

          The level of royalty income the trust receives is subject to swings in commodity prices and production levels, which can cause distributions of royalty income to be very inconsistent. Commodity prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust, including political conditions in a major commodity producing region, especially the Middle East in the case of crude oil, worldwide economic conditions, weather conditions, the supply and price of domestic and foreign energy resources, the level of consumer demand, the price and availability of alternative energy resources, the proximity to, and capacity of, transportation facilities, the effect of worldwide energy conservation measures, and the nature and extent of governmental regulation and taxation. When prices decline, the trust is affected in two ways. First, net royalties are reduced. Second, exploration and development activity on the underlying properties may decline as some projects may become uneconomic and are either delayed or eliminated. It is impossible to predict future crude oil and natural gas price movements, and this reduces the predictability of future cash distributions to unit holders.

          The assets of the trust are depleting assets and, if the operators developing the underlying properties do not perform additional development projects, the assets may deplete faster than expected. In some cases, operators may sacrifice opportunities to reinvest in the business in order to maintain or increase the level of royalty income passed onto the trust. Eventually, the assets of the trust will cease to produce in commercial quantities and the trust will cease to receive royalties. There is no guarantee that distributions made to a unit holder over the life of these depleting assets will equal or exceed the purchase price paid by the unit holder. If the business starts to lose money, the trust can reduce or even eliminate distributions.

          Trust unit holders generally have limited or no voting rights and limited ability to enforce the trust's rights against the current or future operators developing the underlying properties. For example, there is no requirement for annual meetings of trust unit holders or for an annual election of the trustee(s). In some cases, the limited liability of unit holders is also uncertain. The unit holders are not protected from the liabilities of the trust to the same extent that a shareholder would be protected from a corporation's liabilities, and could theoretically have unlimited liability for the actions of the trust.

          Royalty trusts are structured to avoid taxes at the entity level. In a traditional corporate tax structure, net income is taxed at the corporate level and again as dividends in the hands of the unit holder. An income trust, if properly structured, should not be subject to U.S Federal income tax. This flow-through structure means that the distributions to unit holders are generally higher than dividends from an equivalent corporate entity. Each unit holder is taxable on this pro rata share of the trust's net income. Distributions from U.S. royalty trusts are considered ordinary income to the holder and are taxed accordingly. Due to the depleting nature of oil and gas assets, a depletion deduction is available to unit holders to defer taxes on royalty income, enhancing the taxable equivalent yield. The flow-through tax structure of royalty trusts could be challenged under existing laws, or the tax laws could change.

SHORT-TERM TEMPORARY INVESTMENTS

          In an attempt to respond to adverse market, economic, political or other conditions, each of the Funds may temporarily invest without limit in a variety of short-term instruments such as commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; obligations of the U.S. government or its agencies or instrumentalities; repurchase agreements collateralized by eligible investments of a Fund; securities of other mutual funds that invest primarily in debt obligations with remaining maturities of 13 months or less (which investments also are subject to an advisory fee); and other similar high-quality short-term U.S. dollar-denominated obligations. The other mutual funds in which the Funds may so invest include money market funds advised by the Advisor.

          Each of the Funds may also invest in Eurodollar certificates of deposit issued by foreign branches of U.S. or foreign banks; Eurodollar time deposits, which are U.S. dollar-denominated deposits in foreign branches of U.S. or foreign banks; and Yankee certificates of deposit, which are U.S. dollar-denominated certificates of deposit issued by U.S. branches of foreign banks and held in the United States. In each instance, these Funds may only invest in bank instruments issued by an institution which has capital, surplus and undivided profits of more than $100 million or the deposits of which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund.

          Short-term investments and repurchase agreements may be entered into on a joint basis by the Funds and other funds advised by the Advisor to the extent permitted by an exemptive order issued by the SEC with respect to the Funds. A brief description of certain kinds of short-term instruments follows:

          Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper normally have maturities of less than nine months and fixed rates of return. Subject to the limitations described in the Prospectuses, the Funds may purchase commercial paper consisting of issues rated at the time of purchase within the two highest rating categories by Standard & Poor's, Fitch or Moody's, or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. The Funds also may invest in commercial paper that is not rated but that is determined by the Advisor to be of comparable quality to instruments that are so rated. For a description of the rating categories of Standard & Poor's, Fitch and Moody's, see Appendix A.

          Bankers' Acceptances. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the full amount of the instrument upon maturity.

          Variable Amount Master Demand Notes. Variable amount master demand notes are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, a Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. The Advisor will consider the earning power, cash flow and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand.

          Variable Rate Demand Obligations. Variable rate demand obligations ("VRDO") are securities in which the interest rate is adjusted at pre-designated periodic intervals. VRDOs may include a demand feature which is a put that entitles the holder to receive the principal amount of the underlying security or securities and which may be exercised either at any time on no more than 30 days' notice or at specified intervals not exceeding 397 calendar days on no more than 30 days' notice.

SWAP AGREEMENTS

          The Bond Funds other than Intermediate Government Bond Fund may enter into interest rate, total return and credit default swap agreements as a principal investment strategy. These Funds may also enter into options on the foregoing types of swap agreements ("swap options") and in bonds issued by special purpose entities that are backed by a pool of swaps.

          Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined investment or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement at some designated future time on specified terms. The Funds may write (sell) and purchase put and call swap options.

          Interest rate swaps involve the exchange of a fixed rate of interest for a floating rate of interest, usually over a one- to ten-year term. In a total return swap, one party agrees to pay the other the "total return" of a defined underlying asset, usually in return for a specified fixed or floating cash flow unrelated to the credit worthiness of the underlying asset. A total return swap may be applied to any underlying asset but is most commonly used with equity indices, single stocks, bonds and defined portfolios of loans and mortgages. Credit default swaps involve the exchange of a monthly interest rate spread over a period of time for the risk of default by an individual corporate borrower or with respect to a basket of securities.

          One example of the use of swaps within a Fund may be to manage the interest rate sensitivity of the Fund. The Fund might receive or pay a fixed interest rate of a particular maturity and pay or receive a floating rate in order to increase or decrease the duration of the Fund. Or, the Fund may buy or sell swap options to effect the same result. The Fund may also replicate a security by selling it, placing the proceeds in cash deposits, and receiving a fixed rate in the swap market.

          Another example of the use of swaps within a Fund is the use of credit default swaps to buy or sell credit protection. A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The seller of credit protection against a security or basket of securities receives an upfront or periodic payment to compensate against potential default events. The Fund may enhance income by selling protection or protect credit risk by buying protection. Market supply and demand factors may cause distortions between the cash securities market and the credit default swap market. The credit protection market is still relatively new and should be considered illiquid.

          A Fund might enter into a total return swap involving an underlying index or basket of securities to create exposure to a potentially widely-diversified range of securities in a single trade. An index total return swap can be used by a portfolio manager to assume risk, without the complications of buying the component securities from what may not always be the most liquid of markets.

          Most swap agreements entered into by a Fund would calculate the obligations of the parties to the agreement on a "net basis." Consequently, a Fund's current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). A Fund's current obligations under a net swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by the Advisor.

          The use of swap agreements by a Fund entails certain risks. Interest rate swaps could result in losses if interest rate changes are not correctly anticipated by the Fund. Total return swaps could result in losses if the underlying asset does not perform as anticipated by the fund. Credit default swaps could result in losses if the Fund does not correctly evaluate the creditworthiness of the company or companies on which the credit default swap is based.

          A Fund will generally incur a greater degree of risk when it writes a swap option than when it purchases a swap option. When a Fund purchases a swap option it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when a Fund writes a swap option it will be obligated, upon exercise of the option, according to the terms of the underlying agreement.

          Because swaps are two party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. Moreover, a Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect a Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

TEMPORARY TAXABLE INVESTMENTS

          The Tax Free Funds may make temporary taxable investments. Temporary taxable investments will include only the following types of obligations maturing within 13 months from the date of purchase: (i) obligations of the U.S. government, its agencies and instrumentalities (including zero coupon securities); (ii) commercial paper rated not less than A-1 by Standard & Poor's, F1 by Fitch or P-1 by Moody's or which has been assigned an equivalent rating by another nationally recognized statistical rating organization; (iii) other short-term debt securities issued or guaranteed by corporations having outstanding debt rated not less than BBB- by Standard & Poor's or Fitch or Baa3 by Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization; (iv) certificates of deposit of domestic commercial banks subject to regulation by the U.S. government or any of its agencies or instrumentalities, with assets of $500 million or more based on the most recent published reports; and (v) repurchase agreements with domestic banks or securities dealers involving any of the securities which the Fund is permitted to hold.

TRUST PREFERRED SECURITIES

          The Bond Funds other than Intermediate Government Bond Fund may invest in trust preferred securities as a non-principal investment strategy. Trust preferred securities are preferred securities typically issued by a special purpose trust subsidiary and backed by subordinated debt of that subsidiary's parent corporation. Trust preferred securities may have varying maturity dates, at times in excess of 30 years, or may have no specified maturity date with an onerous interest rate adjustment if not called on the first call date. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying subordinated debt. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. See "Taxation." Trust preferred securities are subject to unique risks, which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the parent corporation and may be deferred for up to 20 consecutive quarters. There is also the risk that the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events, resulting in a lower yield to maturity.

U.S. GOVERNMENT SECURITIES

          The Bond Funds, other than High Income Bond Fund, invest in U.S. government securities as a principal investment strategy. High Income Bond Fund and the Tax Free Funds may invest in such securities as a non-principal investment strategy. The U.S. government securities in which the Funds may invest are either issued or guaranteed by the U.S. government, its agencies or instrumentalities. The U.S. government securities in which the Funds invest principally are:

          - direct obligations of the U.S. Treasury, such as U.S. Treasury bills, notes, and bonds;

          - notes, bonds, and discount notes issued and guaranteed by U.S. government agencies and instrumentalities supported by the full faith and credit of the United States;

          - notes, bonds, and discount notes of U.S. government agencies or instrumentalities which receive or have access to federal funding; and

          - notes, bonds, and discount notes of other U.S. government instrumentalities supported only by the credit of the instrumentalities.

          The government securities in which the Funds may invest are backed in a variety of ways by the U.S. government or its agencies or instrumentalities. Some of these securities, such as Government National Mortgage Association ("GNMA") mortgage-backed securities, are backed by the full faith and credit of the U.S. government. Other securities, such as obligations of the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") are backed by the credit of the agency or instrumentality issuing the obligations but not the full faith and credit of the U.S. government. No assurances can be given that the U.S. government will provide financial support to these other agencies or instrumentalities because it is not obligated to do so. See "-- Mortgage-Backed Securities" above for a description of these securities and the Funds that may invest in them.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

          Each of the Funds may purchase securities on a when-issued or delayed delivery basis as a non-principal investment strategy. When such a transaction is negotiated, the purchase price is fixed at the time the purchase commitment is entered, but delivery of and payment for the securities take place at a later date. A Fund will not accrue income with respect to securities purchased on a when-issued or delayed delivery basis prior to their stated delivery date. Pending delivery of the securities, each Fund will segregate cash or liquid securities in an amount sufficient to meet its purchase commitments.

          The purchase of securities on a when-issued or delayed delivery basis exposes a Fund to risk because the securities may decrease in value prior to delivery. In addition, a Fund's purchase of securities on a when-issued or delayed delivery basis while remaining substantially fully invested could increase the amount of the Fund's total assets that are subject to market risk, resulting in increased sensitivity of net asset value to changes in market prices. A seller's failure to deliver securities to a Fund could prevent the Fund from realizing a price or yield considered to be advantageous.

          When a Fund agrees to purchase securities on a when-issued or delayed delivery basis, the Fund will segregate cash or liquid securities in an amount sufficient to meet the Fund's purchase commitments. It may be expected that a Fund's net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments, its liquidity and the ability of the Advisor to manage it might be affected in the event its commitments to purchase when-issued or delayed delivery securities ever became significant. Under normal market conditions, however, a Fund's commitments to purchase when-issued or delayed delivery securities will not exceed 25% of the value of its total assets.

ZERO COUPON SECURITIES

          The Bond Funds and the Tax Free Funds may invest in zero coupon, fixed income securities. The Tax Free Funds do so as a principal investment strategy. The Bond Funds do so as a non-principal investment strategy. Zero coupon securities pay no cash income to their holders until they mature and are issued at substantial discounts from their value at maturity. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value. Because interest on zero coupon securities is not paid on a current basis, the values of securities of this type are subject to greater fluctuations than are the value of securities that distribute income regularly and may be more speculative than such securities. Accordingly, the values of these securities may be highly volatile as interest rates rise or fall. In addition, while zero coupon securities generate income for purposes of generally accepted accounting standards, they do not generate cash flow and thus could cause a Fund to be forced to liquidate securities at an inopportune time in order to distribute cash, as required by the Internal Revenue Code of 1986, as amended (the "Code").

SPECIAL FACTORS AFFECTING SINGLE STATE TAX FREE FUNDS

          As described in their Prospectuses, except during temporary defensive periods, each of Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund and Oregon Intermediate Tax Free Fund will invest primarily in municipal obligations issued by the state indicated by the particular Fund's name, and by the local and special-purpose political subdivisions of that state. Each such Fund, therefore, is susceptible to the political, economic and regulatory factors affecting issuers of the applicable state's municipal obligations. The following highlights only some of the more significant financial trends for each such state, and is based on information drawn from reports prepared by state budget officials, official statements and prospectuses relating to securities offerings of or on behalf of the respective state, its agencies, instrumentalities and political subdivisions, and other publicly available documents, as available on the date of this Statement of Additional Information. For each state, obligations of the local governments may be affected by budgetary pressures affecting the state and economic conditions in the state. The Funds have not independently verified any of the information contained in such official statements and other publicly available documents, but are not aware of any facts which would render such information inaccurate.

          The economy and financial operations of each state are exposed to the risk of cyclical national recessions. In a recession, credit quality can drop if debt issuers do not maintain a balance between revenues and expenditures. The economy of any state is inextricably linked to the health of the U.S. national economy. The current global credit crisis, difficulties in the real estate market and signs of global recession have eroded confidence on Wall Street and among consumers. Considerable risks remain for the national economy, including the threat of further U.S. involvement in wars abroad and additional threats of terrorism in the U.S. These, and other national threats, may directly or indirectly influence the obligations of each state's local governments.

          ARIZONA. Located in the country's Sunbelt, the State of Arizona has been, and is projected to continue to be, one of the fastest growing areas in the United States. The population of Arizona in 2007 was approximately 6.3 million, ranking 16th in the nation. The State is divided into 15 counties. Two of these counties, Maricopa County (including Phoenix) and Pima County (including Tucson), are more urban in nature and account for approximately 75% of total population and 80% of total wage and salary employment in Arizona, based on 2000 estimates. Also, the statewide population tends to fluctuate seasonally. The State has a significant winter tourist and part-time resident population. These demographic factors affect the amounts of revenue generated to pay for Arizona bonds. It also limits the diversity of these bonds.

          Arizona's gross domestic product ("GDP") was $247 billion in 2007, making Arizona the 17th largest state economy. Arizona's average annual growth rate ranked 10th in the U.S. for the period from 2000 through 2006. As growth in the mining and agricultural sectors has diminished over the last 25 years, significant job growth has occurred in the areas of aerospace and high technology, construction, finance, insurance, and real estate. In 2007, the fastest growing industry in Arizona was natural resources and mining, while there was a decline within the construction industry after several years of growth. Many of the State's export industries -- those that bring money into the region from outside --are tied to business spending. Arizona's strong reliance on the electronics manufacturing industry exposes it to dependence on the pace of business investment in information technology products and services. High-tech industries include electronics, instruments, aircraft, space vehicles and communications. Tourism, particularly in the urban areas, is heavily skewed to business travel. Manufacturing, which is heavily high tech, is also tied to business spending as a result of the massive levels of investment by firms in productivity tools. In addition, the State's dependence on the hospitality and construction industries exposes its economy to shocks in consumer confidence.

          Arizona's seasonally adjusted unemployment rate was 5.9% in September 2008, up 55% from the historical low of 3.8% in September 2007. The U.S. seasonally adjusted unemployment rate for September 2008 was 6.1%, up 30% from the rate of 4.7% in September 2008. In its October 2008 report, the Arizona Department of Commerce Research Administration's (ADCRA's) updated forecast projects a continued loss of nonfarm jobs for the 2008-2009 forecast period with a decrease of more than 47,000 jobs (or 1.8%). ADCRA projects that the Arizona recovery will be delayed until late 2009 and early 2010 because of higher commodity prices, especially for food and energy, stagnant incomes and the effects of the crisis in finance and housing. Stagnant incomes and rising prices have reduced the real spending power of the consumer and damaged the industries dependent on consumer spending such as trade, transportation, leisure and hospitality. Indicators of the continued downturn in the housing market include rising rates of mortgage foreclosures, declining sales of new and existing homes, higher inventories of unsold houses, falling housing starts and a continued decline in home prices. The reduction of credit availability as a result of widening financial market instability has served to compound the downturn in housing by increasing the difficulty in securing home loans for many buyers. As a result of tighter credit, less money is available to make loans not only for houses, but also other consumer and business purchases. Because of this reduced spending, firms are expected to decrease output and employment. Unfortunately, the current financial crisis has spread to other parts of the world and is contributing to the slowdown in global economic growth. Besides financial turbulence, higher commodity prices (especially for food and energy) have also contributed to a global economic slowdown. ADCRA's updated forecast projects a greater loss of nonfarm employment (-47,000 jobs or -1.8%) in 2008-2009 compared to its previous forecast released in May 2008 (-9,200 jobs, or -0.3%) because of a loss in business and consumer confidence. Higher food and energy prices, falling home values, stagnant incomes and contracting credit have all combined to erode business and consumer confidence.

          The General Fund budget for the State for each fiscal year ("FY") is required by law to be balanced, with planned expenditures being no higher than anticipated revenues and other available funds. In Arizona, on average, around 88% of General Fund revenue flow is made up of individual income tax and sales tax collections, with corporate income taxes accounting for less than 10% even in robust years. Since most of the State's tax revenues come from volatile sources - sales and individual income taxes - the result is often fiscal stress during times of recession. Revenue collections have shown weakness during FY 2008, as employment deteriorates and consumers continue to hold back, evidenced by July-August 2008 collections falling more than $100 million below the enacted forecast. In October 2008, at Governor Janet Napolitano's direction, the Governor's Office of Strategic Planning and Budgeting ("OSPB") prepared three Budget Management Plan scenarios, covering a range of FY 2009 revenues. These plans have been developed to ensure the FY 2009 budget remains in balance. The policies used to achieve this plan state that the integral functions of State government must not be compromised; recommended spending reductions will be on an agency-by-agency and program-by-program basis, not across-the-board; all voter-protected and constitutionally created programs will be exempt from spending reductions; and appropriate application of previously used and accepted budgetary practices will be employed. The Budget Management Plan consists of four elements: a State agency budget savings strategy, which will reduce State General Fund expenditures by $75 million to $250 million in FY 2009; use of the Budget Stabilization Fund ("Rainy Day Fund"), with approximately $120 million available in FY 2009; fund transfers of approximately $50 million from balances of other funds to the General Fund; and additional FY 2009 Budget Management Options, which are expected to generate between $75 million and $380 million toward balancing the General Fund.

          In 1990 the State legislature enacted the formula-based Rainy Day Fund into which deposits are required to be made during years of "above-trend" economic growth, for use in "below-trend" periods. It is, in essence, the state's savings account. In prior years, the Rainy Day Fund has been tapped for uses not originally intended by the statute. For example, funds from the Rainy Day Fund were used to pay for the Arizona State Hospital in FY 2000-FY 2003. In FY 2001-FY 2007, Rainy Day funds were transferred for payments on the Alternative Fuels Tax Credit. After these outlays, the Rainy Day Fund was entirely replenished by FY 2008. Funds from the Rainy Day Fund were used to help with the FY 2008 budget shortfall when the economy started turning down. The cash balance in the Rainy Day Fund as of August 30, 2008 was $201 million, and approximately $80 million is estimated to be used to balance the FY 2008 budget. The Governor's proposal is to transfer $120 million to the General Fund to help balance the FY 2009 budget, utilizing the Rainy Day Fund for its intended purpose.

          The State of Arizona does not issue general obligation bonds. As a result, Arizona municipal bonds are issued by local jurisdictions (cities, school districts) or are tied to specific municipal projects. This also means that bonds are not always backed by statewide revenues. The State enters into certain lease transactions that are subject to annual renewal at its option. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition to financing public projects, local governments may also issue revenue bonds to be paid from the revenues of an enterprise or the proceeds of an excise tax, or from assessment bonds payable from special assessments. Arizona local governments have also financed public projects through leases that are subject to annual appropriation at the option of the local government.

          Local governments face additional risks and constraints that may limit their ability to raise money. Certain obligations held by the Arizona Tax Free Fund may be obligations of issuers that rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. Arizona law limits the taxing powers of Arizona local governments and districts. There are two separate tax systems: a Primary system for taxes levied to pay current operation and maintenance expenses; and a Secondary system for taxes levied to pay principal and interest on bonded indebtedness, special district assessments and tax overrides. There are specific provisions under each system governing property value, the basis of assessment and maximum annual tax levies.

          Under the Primary system, property value is the basis for determining primary property taxes of locally assessed real property and may increase by more than 10% per year only under certain circumstances. Under the Secondary system, there is no limitation on annual increases in full cash value of any property. Under the Primary system, annual tax levies are limited based on the nature of the property being taxed, and the nature of the taxing authority. Taxes levied for Primary purposes on residential property only are limited to 1% of the full cash value of such property. In addition, taxes levied for Primary purposes on all types of property by counties, cities, towns and community college districts are limited to a maximum increase of 2% over the prior year's levy, plus any amount directly attributable to new construction and annexation and involuntary tort judgments. The 2% limitation does not apply to taxes levied for Primary purposes on behalf of local school districts. Annual tax levies for bonded indebtedness and special district assessments are unlimited under the Secondary system.

          There are periodic attempts in the form of voter initiatives and legislative proposals to further limit the amount of annual increases in taxes that can be levied by the various taxing jurisdictions without voter approval. In June 2006, Governor Napolitano signed State legislation to freeze local property tax assessments at the 2005 level, with annual increases limited to 2% plus the value of new construction. It is possible that if other such proposals were enacted, there would be an adverse impact on State or local government financing. It is not possible to predict whether any such proposals will be enacted in the future or what would be their possible impact on State or local government financing.

          Provisions of the Arizona Constitution and State legislation limit increases in annual expenditures by counties, cities and towns and community college districts and school districts to an amount determined by the Arizona Economic Estimates Commission. This limitation is based on the entity's actual expenditures for FY 1979-80, with this base adjusted annually to reflect changes in population, cost of living, and boundaries.

          Budgetary pressures affecting the State and the ability of the State to raise revenue may affect obligations of the State or local governments. A 1992 amendment to the Constitution of Arizona states that any legislation that provides for a net increase in State revenues will be effective only on the affirmative vote of two-thirds of the members of each house of the State Legislature, and Gubernatorial approval. If the Governor vetoes the measure, then the legislation may not become effective unless the legislation is approved by an affirmative vote of three-fourths of the members of each house. The constitutional amendment does not apply to the effects of inflation, increasing assessed valuation or any other similar effect that increases State revenue but which is not caused by an affirmative act of the Legislature. The budgets enacted since FY 1993-94 have not provided for any increases in State revenues that required an approval from two-thirds of the State Legislature.

          As of July 2008, Arizona was assigned an issuer credit rating of "AA" by Standard & Poor's and "Aa3" by Moody's. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Arizona issuers may be unrelated to the creditworthiness of obligations issued by the State of Arizona, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Arizona municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Arizona Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Arizona municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Fund is unable to predict whether or to what extent such factors or other factors may affect the issuers of Arizona municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Fund to pay interest on or principal of such obligations.

          CALIFORNIA. The economy of the State of California is the largest in the U.S. and one of the largest in the world, having a gross domestic product ("GDP") of over $1.8 trillion in 2007. California accounts for slightly over 13% of the nation's output. The nation's next largest state economy--Texas--is about 62% the size of California's economy. The State's population of over 36.5 million has more than doubled since 1960 and now constitutes about 12% of the U.S. total.

          In its October 2008 Finance Bulletin, the State of California Finance Department reported that the ongoing housing and financial crises continued to roil the California economy through August 2008. The state lost payroll jobs for the sixth consecutive month in August, and the unemployment rate rose again. Home building slowed, but home sales had stabilized. The State lost jobs in seven out of the first eight months of 2008. Since nonfarm employment peaked in July 2007, the state has lost 83,700 jobs, or 6,440 per month on average. California's unemployment rate rose to 7.7% in August, up from a revised 7.4% in July, and up from 5.5% a year earlier. The 2.2% increase from August 2007 to August 2008 was the largest year-over-year increase since July 1991. However, as much as a third of that jump may have been due to the U.S. Bureau of Labor Statistics' practice--adopted in January 2005--of adjusting state unemployment estimates so that they add up to the national estimate. This "benchmarking" of states' unemployment estimates has resulted in a huge increase in the variability of California's unemployment statistics. Home building slowed considerably in August, with slowdowns in both single and multi-family home building. Residential permits were issued at a seasonally adjusted annual rate of 55,645 units, down over 56.2% from a year earlier. Single-family permits were down 55.0%, while multi-family permitting was down 57.4%. New home permitting during the first eight months of 2008 was down 43.8% from the same months of 2007 and down 60% from the same period of 2006. Nonresidential construction also slowed in August. Nonresidential construction permitting was down 21.9% in August from a year earlier. For the first eight months of 2008 as a whole, nonresidential permitting was down 5.5% from the same months of 2007. In August, California real estate markets basically moved sideways. Existing home sales and home prices were essentially unchanged from July. Sales of existing single-family detached homes totaled 490,850 units at a seasonally adjusted annualized rate, according to the California Association of Realtors. Inventories remained elevated--although much better than at the beginning of the year. The Association's unsold inventory index stood at 6.7 months in August for the second consecutive month. The median price of existing, single-family homes sold in August was $350,140, essentially unchanged from July, but down 40.5% from August 2007.

          The State's principal sources of General Fund revenues are the California personal income tax, sales tax, and bank and corporate taxes. The weakening State economy in 2007 and 2008, which is projected to continue in 2009, has resulted in significant reductions in State tax revenues below earlier projections, creating an estimated budget gap of $15 billion that will need to be addressed in FY 2008-09. To balance the budget, Governor Schwarzenegger has proposed significant expenditure cuts in State programs and other one-time actions. The most significant of these actions is a proposal to securitize future receipts from the State Lottery, which, combined with a new budget stabilization procedure described below, would add $5.1 billion to FY 2008-09 revenues. Both of these actions will require voter approval at the November 2008 election. In addition, the State faces pressure on its cash management program and expects to have to access external markets for cash management borrowings commencing in the first quarter of FY 2008-09.

          The FY 2008-09 Budget Act (the "2008 Budget Act") was adopted by the Legislature on September 18, 2008, along with a number of implementing measures, and signed by the Governor on September 23, 2008. In approving the 2008 Budget Act the Governor vetoed $850 million in General Fund appropriations). General Fund revenues and transfers for FY 2008-09 are projected at $103.0 billion, an increase of $1.8 billion or 1.8% compared with revised estimates for FY 2007-08. General Fund expenditures for FY 2008-09 are projected at $103.4 billion, a decrease of $0.1 billion from the $103.3 billion for 2007-08. The 2008 Budget Act projects to end FY 2008-09 with a $1.7 billion total reserve. As part of the 2008 Budget Act, the Legislature approved a constitutional amendment to be placed on the next statewide ballot after November 2008 that would mandate at least 3% to 12.5% of General Fund revenues each year to be sequestered into the Budget Stabilization Account ("BSA"), unless the BSA is full or moneys are being accessed in a deficit year. In addition to the annual transfer, in years that revenues are above 5% of the amounts included in the budget act for that fiscal year would be required to be transferred. Under normal circumstances, the State would set aside $1.509 billion for FY 2008-09 in the BSA for rainy day purposes. On May 28, 2008, the Governor issued an Executive Order which officially suspends the BSA transfer for FY 2008-09. The 2008 Budget Act reflects the suspension of this transfer to the BSA for FY 2008-09. The 2008 Budget Act also includes legislation that, if approved by the voters of the State, authorizes the California State Lottery to adopt changes to improve its financial performance. The 2008 Budget Act is proposing to securitize future lottery revenues to fund a newly created Debt Retirement Fund, with the first $5.0 billion in securitization revenues to be available in FY 2009-10. The 2008 Budget Act has several other major General Fund components, including tax law changes, and additional funding for K-12 education, higher education, health and human services, and transportation.

          As of July 2008, California maintained an issuer credit rating of "A+" by both Standard & Poor's and Fitch, and "A1" by Moody's. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

          In addition to California's credit quality, there are a number of additional risks to investing in California municipal securities. Certain municipal securities may be obligations of issuers that rely in whole or in part on State revenues for payment of such obligations. Such revenues may be affected by limitations imposed on new taxes or tax increases. In 1978, State voters approved an amendment to the State Constitution known as Proposition 13. The amendment limits ad valorem (according to value) taxes on real property and restricts the ability of taxing entities to increase real property taxes and assessments, and limits the ability of local governments to raise other taxes. State legislation was adopted that provided for the reallocation of property taxes and other revenues to local public agencies, increased State aid to such agencies, and provided for the assumption by the State of certain obligations previously paid out of local funds. More recent legislation has reduced State assistance payments to local governments. There can be no assurance that any particular level of State aid to local governments will be maintained in future years. For example, when vehicle license fees, which go to local governments, were recently lowered, the State contributed the amount of money lost so local governments would not lose needed income. The Governor's May 2005 revised budget, by way of example, included pay-back of 50% of the Vehicle License Fee Gap due to local governments. Local governments could suffer financially if the State government were to halt such payments. In addition, local governments may face other reductions in State fiscal aid for various programs.

          Some local governments in California have experienced notable financial difficulties, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent. For example, in December 1994, Orange County, California, together with its pooled investment funds, which included investment funds from other governments, filed for bankruptcy. Orange County has since emerged from bankruptcy. Los Angeles County, the nation's largest county, in the recent past has also experienced financial difficulty and its financial condition will continue to be affected by the large number of county residents who are dependent on government services and a structural deficit in its health department.

          To close certain loopholes in previously passed Propositions, California voters approved Proposition 218 in November 1996. It requires that all taxes for general purposes obtain a simple majority popular vote and that taxes for special purposes obtain a two-thirds majority vote. Proposition 218 limits the authority of local governments to impose property-related assessments, fees and charges, requiring that such assessments be limited to the special benefit conferred and prohibiting their use for general governmental services. Proposition 218 also allows voters to use their initiative power to reduce or repeal previously authorized taxes, assessments, fees and charges. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues. The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainty the outcome of such cases. Due to limitations like Propositions 13 and 218, obligations of the State or local governments may be affected by the ability of the State to raise revenue.

          Article XIII B of the California Constitution (the "Appropriation Limit") imposes a limit on annual appropriations from tax proceeds. Originally adopted in 1979, Article XIII B was modified by Proposition 98 in 1988 and Proposition 111 in 1990. Excluded from the Appropriation Limits are prior (pre
1979) debt service and subsequent debt incurred as the result of voter authorizations, court mandates, qualified capital outlay projects and certain increases in gasoline taxes and motor vehicle weight fees. Certain civil disturbance emergencies declared by the Governor and appropriations approved by a two-thirds vote of the legislature are excluded from the determination of excess appropriations, and the appropriations limit may be overridden by local voter approval for up to a four-year period. On November 8, 1988, California voters approved Proposition 98, a combined initiative constitutional amendment and statute called "the Classroom Instruction Improvement and Accountability Act." This amendment changed school funding below the University level by guaranteeing K-14 schools a minimum share of General Fund Revenues. Suspension of the Proposition 98 funding formula requires a two-thirds vote of Legislature and the Governor's concurrence. Proposition 98 also contains provisions transferring certain funds in excess of the Article XIII B limit to K-14 schools. As amended by Proposition 111, the Appropriation Limit recalculated annually by taking the actual FY1986-1987 limit and applying the Proposition 111 cost of living and population adjustments as if that limit had been in effect. The Appropriations Limit is tested over consecutive two-year periods under this amendment. Any excess "proceeds of taxes" received over such two-year period above the Appropriation Limits for the two-year period is divided equally between transfers to K-14 and taxpayers.

          In March 2004, California voters approved two measures designed to address the cumulative budget deficit and to implement structural reform. Under the California Economic Recovery Bond Act (Proposition 57), the State is authorized to issue up to $15 billion of economic recovery bonds (of which $10.9 billion have been issued as of October 2006 to finance the negative General Fund reserve as of June 30, 2004, and other General Fund obligations undertaken prior to June 30, 2004. The Balanced Budget Amendment (Proposition 58), discussed above, restricts future long-term deficit financing and requires the State to adopt and maintain a balanced budget and to establish a reserve fund.

          In November 2006, voters approved Proposition 1A, which had been placed on the ballot by the Legislature as Senate Constitutional Amendment No. 7, to protect Proposition 42 transportation funds from any further suspensions. Current provisions of the State Constitution enacted as Proposition 42 in 2002, permit the suspension of the annual transfer of motor vehicle fuel sales tax revenues from the General Fund to the Transportation Investment Fund if the Governor declares that the transfer will result in a "significant negative fiscal impact" on the General Fund and the Legislature agrees with a two-thirds vote of each house. The new measure modifies the constitutional provisions of Proposition 42 in a manner similar to Proposition 1A of 2004, so that if such a suspension occurs, the amount owed by the General Fund must be repaid to the Transportation Investment Fund within three years, and only two such suspensions can be made within any ten-year period. In FY 2003-04, the scheduled Proposition 42 transfer of $868 million was suspended, and in FY 2004-05 the full transfer of $1.258 billion was suspended. The Proposition 42 transfer was fully funded in FY 2005-06 at $1.359 billion. The 2006 Budget Act fully funded the Proposition 42 transfer at $1.415 billion for FY 2006-07, and also included $1.415 ($1.215 billion from the General Fund) for advance repayment of a portion of the FY 2003-04 and FY 2004-05 suspensions. The 2007 Budget Act fully funded the Proposition 42 transfer at $1.439 billion and the required repayment for remaining Proposition 42 debts at $83 million for FY 2007-08. The 2008 Budget Act fully funds the Proposition 42 transfer for FY 2008-09 at $1.432 billion with another $83 million to repay a portion of past suspensions.

          California has been burdened with unexpected repercussions from electricity market deregulation and adverse developments in the electric utilities industry. These include imbalances between supply and demand, unexpectedly high and volatile generating costs, decreased system reliability, increased competitive pressures, deterioration in the financial condition and credit quality of electric utilities, and the effects of changing environmental, safety, licensing and other requirements. Widely publicized difficulties in California's energy supplies had been seen in early 2001 to pose some risks to the economy, but during the summers of 2001 and 2002 there were no electricity blackouts or shortages of natural gas. Energy difficulties are mitigated by the fact that California's economy is very energy-efficient. U.S. Department of Energy statistics for 1999 revealed that California ranked 50th of the 50 states in energy expenditures as a percentage of State domestic product. Additional risks exist and others may develop in the future. The timing and success of any market, regulatory, legislative, or other solution to these problems is uncertain.

          There are numerous civil actions pending against the State, which could, if decided against the State, require the State to make significant future expenditures and may substantially impair revenues and cash flow. It is not possible to predict what impact, if any, such proceedings may have on the California Tax Free Fund and California Intermediate Tax Free Fund.

          Finally, California is subject to unique natural hazard risks. Earthquakes can cause localized economic harm that could limit the ability of governments to repay debt. Cycles of drought and flooding are also concerns insofar as they affect agricultural production, power generation, and the supply of drinking water. One of the State's most acute problems is its need for water. Wells and underground aquifers are drying up in San Diego County and Southern California because of several years of drought, an occurrence that has had little effect upon current water supplies, but which could eventually put added strain on the region's scarcest, shrinking, resource. Cutbacks in federally funded water projects in the 1970s and 80s led many California cities to begin buying water from areas with a surplus, but political problems associated with water sharing continue.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of California municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the California Intermediate Tax Free Fund and California Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of California municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Funds are unable to predict whether or to what extent such factors or other factors may affect the issuers of California municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Funds to pay interest on or principal of such obligations.

          COLORADO. The State of Colorado is the most populous state in the Rocky Mountain region. The State has two distinctive geographic and economic areas. The eastern half of the State consists of the eastern plains, which are flat, open and largely devoted to farming, and the Front Range, which contains the major metropolises. The State's population and wealth are concentrated in the Front Range, principally in four major metropolitan areas: Denver/Boulder, Colorado Springs, Fort Collins/Greeley and Pueblo. The population of Colorado in 2007 was 4.8 million, ranking 22nd in the nation. These demographic factors affect the amounts of revenue generated to pay for Colorado bonds. They may also limit the diversity of these bonds.

          Denver, the State capital and the largest city in Colorado, is the major economic center in the State and the Rocky Mountain region, having developed as a regional center for transportation, communication, finance and banking. More recently, the Front Range has attracted advanced-technology industries. Colorado's gross domestic product ("GDP") was $236 billion in 2007, making Colorado the 20th largest state economy. The State's economy is sensitive to the national economy, leading to economic performance that depends a great deal on economic performance at the national level. The State economy and State financial operations are exposed to the risk of cyclical national recessions. In a recession, credit quality can drop if debt issuers do not maintain a balance between revenues and expenditures.

          Colorado's economy continues to show that it is more resilient and perhaps better poised to rebound from the current national financial turmoil than the national economy. By comparison, Colorado is experiencing lower unemployment, greater job growth, and lower inflation than the nation overall, and is supportive of Colorado's focus on booming industries like renewable and non-renewable energy, biosciences, and technology. While there is still a significant amount of uncertainty surrounding the recent problems in the financial industry, and the federal bailout of governmental sponsored enterprises Freddie Mac and Fannie Mae, the current circumstances appear to have affected Colorado far less than other states, for several reasons. First, in general, wholesale and retail energy prices have been on the decline since early July. Second, crude oil prices have made renewable energy producers more economically competitive. The cluster of major research universities and federal laboratories in the State along with the State's efforts to attract the renewable energy industry to Colorado have resulted in the State becoming a magnet for private-sector ventures in renewable energy. It appears this sector will lead the way for economic growth in Colorado for the foreseeable future. Third, although certain parts of the State remain distressed by foreclosures, the current state of the residential real estate market is substantially stronger in Colorado than the rest of the country. According to the Standard & Poor's / Case-Shiller index, Denver's real estate market is one of the strongest of any major metropolitan area of the country. In the most recent data available, the price index for Denver posted a one-month increase of 1.5% in June. Compared to June 2007, home prices in Denver are down 5%. However, this is the mildest decrease of any large metropolitan area except Dallas, Texas. Real estate also continues to be strong on the Western Slope, in response to the continuing influx of oil and gas workers.

          The September 2008 Revenue Forecast of the Colorado Office of State Planning and Budgeting ("OSPB") projects that personal income will grow 5.2% in 2008 and 4.4% in 2009. These estimates reflect 0.9% and 1.8% reductions from the June 2008 forecast and are due primarily to lower wage and salary growth as well as an unemployment rate that is significantly higher than previously expected. The Colorado unemployment rate dropped to 3.8% in 2007, its lowest reading since 2000. The general economic slowdown has pulled unemployment rates closer to historical average rates between 5% and 6%. Due to slowing growth in sectors that typically hire young persons and seasonal help, the Colorado unemployment rate is projected to reach an average of 4.9% for calendar 2008, where it is anticipated to remain through 2009, before starting a slow decline. Colorado's economy cannot be totally insulated from broader economic issues. With the recent events in the credit markets, there is concern that regardless of Colorado's focus on immerging industries, there will not be enough access to capital for these businesses to exceed. It is too early to tell whether the federal government's capital infusions will be sufficient to stabilize markets and stimulate the financial system.

          Because of limitations in the State Constitution, the State of Colorado issues no general obligation bonds. Although Colorado has no outstanding general obligation debt, as of July 2007, Standard & Poor's rates Colorado lease obligations "AA-" and Moody's rates these obligations "Aaa." Fitch has no ratings for Colorado obligations. These ratings reflect the State's credit quality only and do not indicate the creditworthiness of other tax-exempt securities in which the Funds may invest.

          The State's budget process begins in June of each year when State departments prepare both operating and capital budgets for the fiscal year beginning 13 months later. In August, these budgets are submitted to the OSPB for review and analysis. The OSPB advises the governor on departmental budget requests and overall budgetary status. Budget decisions are made by the governor following consultation with affected departments and the OSPB. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year.

          Certain municipal securities may be obligations of issuers that rely in whole or in part on State revenues for payment of such obligations. The largest source of the State's General Fund revenues is receipts generated by the individual income tax. Since most of Colorado's tax revenues come from volatile sources - sales and personal income taxes - the result is often fiscal stress during times of recession.

          Like many states, the State of Colorado faced budgetary constraints as a result of the recession that started in spring 2001 and the events of September 11, 2001. Over the last few years, however, the State's financial situation has improved. Colorado managed to close an $809 million gap in 2003 with spending reductions and revenue enhancement measures. The State's General Fund ended FY 2002-03 with a $224.9 million reserve and FY 2003-04 with a $346.9 million reserve. In FY 2004-05, the State's General Fund ended the year with a $331.4 million reserve. This reserve exceeded the statutory 4% reserve, described below, by $94 million. The FY 2005-06 General Fund ended the year with a $688.5 million reserve, exceeding the statutory 4% reserve by $436.8 million. The FY 2006-07 General Fund ended the year with a $536.7 million reserve, exceeding the statutory 4% reserve by $269.7 million. The FY 2007-08 General Fund ended the year with a $325.4 million reserve, exceeding the statutory 4% reserve by $41.9 million. According to the OSPB's September 2008 forecast, after increasing 2.7% in FY 2007-08, gross General Fund revenues are expected to increase 4.3% in FY 2008-09 and 5.0% in FY 2009-10. Through FY 2008-09, the State is projected to have enough General Fund revenue to maintain appropriations growth of 6%. The State is not projected to have excess General Fund reserves after FY 2007-08.

          The adoption by voters of revenue and expenditure limitations poses additional risks in Colorado. In Colorado, unlike many states, only voters can approve tax increases, making it harder to increase State and local revenues. The Taxpayers Bill of Rights ("TABOR") is one limitation, which applies to all levels of State and local government. TABOR limits increases in State revenue collections from one year to the next to the rate of inflation rate plus the percentage of population growth and requires voter approval of tax increases. Voter approval is also required for any new taxes or to increase current taxes. Any surpluses the State collects must be returned to taxpayers. There is no provision in TABOR to account for cyclical revenue swings. After logging TABOR revenue surpluses for five years, the TABOR surplus disappeared in FY 2001-02 and remained absent through FY 2003-04. In FY 2004-05, the TABOR surplus reappeared after a four-year absence, totaling $44.7 million. Colorado voters in November 2005 passed Referendum C, which (i) allows the State to keep and spend revenues above normal TABOR limits for five years and (ii) beginning in 2011, creates a new State spending cap equal to the greatest amount of money collected in any fiscal year between 2006 and 2010, adjusted for inflation and population growth in 2011 and subsequent years. The constitutional spending limit will be reinstated in 2010, at which point Colorado could begin to see budgetary issues once again.

          The State has accumulated very limited emergency reserve funds and it does not currently have a device in place, such as a "Rainy Day" fund, to smooth government revenues and expenditures over the business cycle. Colorado operates under two separate reserve requirements that obligate the State to set aside moneys. First, the statutory reserve requires that 4% of General Fund appropriations be set aside for revenue shortfalls. If at any time during the year revenue projections indicate that there would not be sufficient General Fund revenues to maintain at least half of the required 4% (i.e., 2%), the Governor must take steps to reduce or restrict spending. Secondly, Article XX of the Colorado Constitution, enacted by popular vote in response to the 1992 TABOR initiative, includes a requirement for an "emergency reserve fund" of 3% of the annual budget. This emergency reserve fund is specifically forbidden for use in economic emergencies. It can only be used in the case of a natural disaster like a flood or tornado, and all dollars used must be repaid by the close of the fiscal year.

          Issuers of municipal securities that rely on revenue sources, such as property taxes, may encounter financial constraints that impact the obligations of these issuers. Recently, many of the State's resort-related commercial real estate has converted to residential property in the form of timeshares. Under the State constitution, commercial properties are taxed at a higher rate than are residential parcels. As more commercial real estate converts into residential real estate, there may be less tax income from property tax to fund local governments. Under the Gallagher Amendment to the Colorado Constitution enacted in 1982 the State's total residential assessed value cannot make up more than 45% of the overall assessed value of property in the State. That means as home values rise, or new homes are constructed, the 45% cap forces residential real estate to be assessed at an ever-decreasing rate.

          The State's tourism industry is a major component of Colorado's economic base. It encompasses a cross section of economic sectors, though not reported as a separate economic sector. Accommodations & food services, along with recreation services, provide a reasonable indication of tourism activity. According to a June 2008 report by the Colorado Tourism Office, the number of visitors to Colorado in 2007 surpassed a 1992 record set shortly before state funding for advertising was slashed. Though tourism funding was restarted in 2000, it had taken the state nearly eight years to regain the market share that was lost. The 2007 data shows tourism was up 4% and tourism spending was up 10% to $9.8 billion from 2006. This marked the fourth consecutive year tourism had grown in the state. Colorado was 17th in overall market share and first in share of overnight ski trips in 2007. The state had dropped to 23rd in overall ranking in 2004.

          Finally, Colorado is subject to unpredictable weather. If there is good snow for the upcoming ski season the profits of ski resorts and the tourism industry as a whole could likely benefit. Ample snow would also likely mean fuller reservoirs and could potentially reduce the chance of severe droughts. Cycles of drought and flooding are concerns insofar as they affect agricultural production, power generation, and the supply of drinking water.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Colorado municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Colorado Intermediate Tax Free Fund and Colorado Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Colorado municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Funds are unable to predict whether or to what extent such factors or other factors may affect the issuers of Colorado municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Funds to pay interest on or principal of such obligations.

          MINNESOTA. Minnesota's constitutionally prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis. Legislative appropriations for each biennium are prepared and adopted during the final legislative session of the immediately preceding biennium. Prior to each fiscal year of a biennium, Minnesota's Department of Finance allots a portion of the applicable biennial appropriation to each agency or other entity for which an appropriation has been made. An agency or other entity may not expend moneys in excess of its allotment. If revenues are insufficient to balance total available resources and expenditures, Minnesota's commissioner of finance, with the approval of the governor, is required to reduce allotments to the extent necessary to balance expenditures and forecasted available resources for the then current biennium. The governor may prefer legislative action when a large reduction in expenditures appears necessary, and if Minnesota's legislature is not in session the governor is empowered to convene a special session.

          Diversity and a significant natural resource base are two important characteristics of the Minnesota economy. Generally, the structure of the State's economy parallels the structure of the United States economy as a whole. There are, however, employment concentrations in the manufacturing categories of fabricated metals, machinery, computers and electronics, and food. Historically, the State's unemployment rate had consistently been less than the national unemployment rate, but in 2007 Minnesota's unemployment rate for the year was equal to the U.S. average, and in the first eight months of 2008 Minnesota's unemployment rate was greater than or equal to the U.S. average in three (February through April). Since 1980, Minnesota per capita income generally has remained above the national average. In 2007, Minnesota per capita personal income was 106.3% of its U.S. counterpart.

          The State relies heavily on a progressive individual income tax and a retail sales tax for revenue, which results in a fiscal system that is sensitive to economic conditions. During the first half of 2003, the State addressed substantial projected budget deficits by substantially reducing projected spending, including aid to local government and higher education, transferring funds from other accounts, deferring certain expenditures and transfers, in some cases by borrowing funds, deferring certain sales tax refunds, and raising fees. On February 27, 2004, the Minnesota Department of Finance released an Economic Forecast projecting, under then current laws, a general fund deficit of $160 million for the biennium ending June 30, 2005. A forecasted deficit is not automatically reduced by the budget reserve, because gubernatorial or legislative action is required to access the reserve. Minnesota's Constitution prohibits borrowing for operating purposes beyond the end of a biennium, but the commissioner of finance, with the approval of the governor, has statutory authority in the event of a projected deficit to release reserve funds and reduce unexpended allotments of prior transfers and appropriations. The State legislature adjourned its 2004 regular session without substantially reducing the projected deficit, but the governor exercised his statutory powers to eliminate the projected deficit, primarily through reductions in spending. On February 28, 2005, the Department of Finance released an updated Economic Forecast projecting, under then current laws, a general fund balance of $175 million for the biennium ending June 30, 2005, but, after reflecting legislatively mandated allocations of this surplus to restoring the State's budget reserve to $653 million and reversing some shifts in the timing of school aid payments, the projected balance was reduced to zero. The Department also forecast a $466 million General Fund shortfall for the biennium ending June 30, 2007, after allowing for a $350 million cash flow account and a $653 million budget reserve, based on projected expenditures of $30.2 billion. The State enacted legislation to eliminate the shortfall, largely relying on a new cigarette fee and a variety of tax increases.

          The General Fund had a substantial unrestricted surplus of $1.1 billion at the end of the last biennium, June 30, 2007. The Department of Finance February 2008 Forecast, however, projected a $935 million (2.7%) General Fund deficit for June 30, 2009, after reducing the projected $68 million unreserved balance by the statutorily mandated $653 million budget reserve and $350 million cash flow account. Legislation was enacted to increase revenues by $206 million, reduce overall spending by $125 million, transfer $110 million of funds from certain non-general funds, and reduce the budget reserve by $500 million to $153 million. As a result, end of session estimates projected a $6 million unrestricted General Fund balance for June 30, 2009, based on expenditures of $34.593 billion, after reducing the projected $509 unreserved balance by the $153 million budget reserve and the $350 million cash flow account. The Minnesota Council of Economic Advisors has, for some time, urged the State to increase its budget reserve substantially to 5% of biennial spending. Planning estimates for the next biennium ending June 30, 2011, reflecting the legislation, indicated that projected revenues would fall short of projected expenditures by $946 million, not taking into account any balances carried forward from the current biennium. While wage and price inflation is included in revenue planning estimates, State law prohibits using a general inflation adjustment to project expenditures. A general inflation adjustment of 1.9% each fiscal year would add $1.041 billion to expenditures for the next biennium. The Department's next official Forecast will not be released until November, so the information provided above does not reflect the nation's recent economic difficulties. In its October 2008 Economic Update, the Department of Finance reported that revenues for the fiscal year ending June 30, 2008 were substantially greater than previously forecast, and that revenues during the quarter ending September 30, 2008 also were more than estimated, despite very weak sales tax collections. But the Update also warned that the State's national economic consultant has forecast a much weaker economy for the remainder of 2008 and all of 2009 than was reflected in the budget projections discussed above. Furthermore, the banking, securities and investment, and insurance sectors are important contributors to the State's economy, reflecting approximately 5.9% of total employment and an even larger share of wages and salaries.

          The State is a party to a variety of civil actions that could adversely and materially affect the State's General Fund. In addition, substantial portions of State and local revenues are derived from federal expenditures, and reductions in federal aid to the State and its political subdivisions and other federal spending cuts may have substantial adverse effects on the economic and fiscal condition of the State and its local governmental units. Risks are inherent in making revenue and expenditure forecasts. Economic or fiscal conditions less favorable than those reflected in State budget forecasts may create additional budgetary pressures.

          State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota, so State budgetary difficulties may have substantial adverse effects on such local government units. Generally, the State has no obligation to make payments on local obligations in the event of a default. Accordingly, factors in addition to the State's financial and economic condition will affect the creditworthiness of Minnesota tax-exempt obligations that are not backed by the full faith and credit of the State. Even with respect to revenue obligations, no assurance can be given that economic or other fiscal difficulties and the resultant impact on State and local government finances will not adversely affect the ability of the respective obligors to make timely payment of the principal of and interest on Minnesota tax-exempt obligations that are held by the Funds or the value or marketability of such obligations.

          Certain Minnesota tax legislation could adversely affect the tax-exemption, value and marketability of Minnesota municipal bonds held by the Funds. (Please see the final two paragraphs in "Taxation".) Possible future changes in federal and State income tax laws, including rate reductions, also could adversely affect the value and marketability of such bonds.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Minnesota municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Funds are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, that are not within the control of the issuers of Minnesota municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Funds are unable to predict whether or to what extent such factors or other factors may affect the issuers of Minnesota municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Funds to pay interest on or principal of such obligations.

          MISSOURI. Missouri's gross domestic product ("GDP") was over $229 billion in 2007, making Missouri the 22nd largest state economy. Missouri's economy rests chiefly on industry, with aerospace and transportation equipment as the main industries. Food products, chemicals, printing and publishing, machinery, fabricated metals, and electrical equipment are also important. The development of resorts in the Ozarks, including Branson and several lakes, has boosted tourism income. St. Louis is an important center for the manufacture of metals and chemicals. In Kansas City, long a leading market for livestock and wheat, the manufacture of vending machines and of cars and trucks are leading industries. Because Missouri and certain municipalities have large exposure to manufacturing, trends in these industries, over the long term, may impact the demographic and financial position of Missouri and its municipalities. Missouri remains important agriculturally. With over 100,000 farms, the State ranks second only to Texas. The most valuable farm products are soybeans, corn, cattle, hogs, wheat, and dairy items. The State consistently ranks high in the amount of cash it receives from farm crops, livestock and products. Because of this, Missouri is subject to unique natural hazard risks. Cycles of drought and flooding are concerns insofar as they affect agricultural production, in addition to affecting drinking water and power supplies. Defense-related businesses play an important role in Missouri's economy. In addition to the large number of civilians employed at the various military installations and training bases in the State, aircraft production and defense-related businesses receive sizable annual defense contract awards, and thus Missouri is vulnerable to possible cutbacks in defense spending. Over the past two decades, Missouri has consistently ranked among the top eight states in total military contract awards.

          The June 2008 economic report from the Missouri Economic Research and Information Center ("MERIC") shows that the end of 2007 and first half of 2008 have been a difficult time for both the U.S. and Missouri economies. The housing market has not yet stabilized, creating problems across a wide array of industries. A number of the State's large employers are in the auto industry (Daimler Chrysler and Ford are the 17th and 19th largest employers, respectively), which continues to struggle. The Kansas City Ford plant produces the Ford F150 pickup truck and Chrysler's St. Louis plant produces minivans and pickup trucks. These operations may face cut backs in production and employment. In addition, the State has a heavy weighting of jobs in the defense industry, which could weaken should military spending decline. Rising energy prices are weighing on consumers and businesses alike. Consumer budgets are feeling the additional strain of rising food prices. Labor markets are weak, with employment decreasing in the majority of industries and unemployment rising. According to U.S. Bureau of Labor Statistics' data, through November 2007, the State gained 12,000 jobs over the previous twelve months, growth of 0.4%, and 87,900 jobs since January 2005. Between November 2006 and November 2007, 6,200 jobs were lost in motor vehicle and transportation equipment manufacturing, a reduction of 9.5%. Conversely, the State gained 18,900 private service-producing jobs over the same period, an increase of 1.0%. Despite this churning in the job market, on a year-over-year basis, personal income growth during calendar year 2007 is projected to be 5.4%, which is above average. Missouri's economic outlook over the next two years is similar to that of the nation, weighed down by the general outlook in the housing and automotive industries. However, Missouri's exporters are benefiting from the weak dollar, and continue setting new records for total exports. Growth will continue in the service sectors. Below average employment growth of 0.4 to 0.6% is expected annually. Personal income growth will slow to 4.0% in 2008, increasing to 4.3% in 2009. Risks to this outlook include slower consumer spending as a result of sharply reduced residential investment activity and higher energy prices, and further slowdowns in vehicle manufacturing.

          The State faces significant challenges related to the expenditure demands of Medicaid, elementary and secondary education, higher education, and correctional institutions. From a financial standpoint, Missouri continues to proactively address its budget concerns and maintains a conservative financial management policy. The Missouri Constitution limits the amount of taxes that can be imposed in addition to giving the governor line-item veto power and the authority to withhold allotments of appropriated funds in the course of a fiscal year whenever actual revenues are below projections. A constitutional amendment also requires a reserve fund be maintained at 7.5% of the previous year's net general revenue collections. It remains fully funded.

          General revenue growth below long-term averages is expected in FY 2009. The revised FY 2008 and initial FY 2009 revenue estimates project net growth of 3.1% and 3.4%, respectively. The revenue base has held up well through the first half of 2008. Growth in individual income tax receipts is expected to remain strong. However, consumer spending on taxable items is being dragged down as consumers consider reducing debt loads and dealing with high energy prices. Tax changes in the form of income tax relief for seniors and sales tax relief for manufacturers will slow revenue growth. Another year of substantial tax credit growth will reduce receipts. General revenues in FY 2009 will be affected by the slowing in the overall economy. Finally, the continued implementation of the 2004 transportation ballot initiative, Constitutional Amendment No. 3, will impact FY 2008 and FY 2009. This will lower general revenue collections by an estimated $30 million annually.

          Fixing any potential State revenue shortfalls may be complicated by the fact that the State Constitution prohibits raising taxes beyond a certain point without voter approval. The adoption by voters of revenue and expenditure limitations, like Missouri's Hancock Amendment, a measure that limits the growth of State-government income, has placed many local governments under a degree of fiscal stress. The amendment, which was approved by voters in 1980, generally restricts the growth of State income to the rate of growth of personal income in Missouri. It also requires that voters must approve most government tax or fee increases.

          In November 2000, the voters of Missouri approved the creation of a Budget Reserve Fund (commonly called the "Rainy Day" fund) by combining the State's Cash Operating Reserve Fund and the Budget Stabilization Fund. The fund is required to have 7.5% of the previous year's net general revenue collections. Reductions in the Rainy Day fund may adversely affect future State budgets if such funds are needed to cover additional revenue shortfalls.

          Local governments face additional constraints that may limit their ability to raise money. These constraints may impact the municipal obligations of these issuers. In Missouri, the property tax has traditionally been the largest source of revenue for local governments in general. Property taxes are taxes on the value of real property (such as land and buildings) owned by a resident or business in the community and are paid on an annual basis. For counties, property tax revenues are 40% of total revenues, and for municipalities, 17%. In Missouri, tax levies were reduced following reassessment pursuant to Article X Section 22 of the Constitution of Missouri adopted by the voters in 1980 to ensure that taxing jurisdictions would not reap windfalls as a result of biennial reassessments. Thus, revenues generated after implementation of reassessment did not increase appreciably from revenues received prior to the statewide reassessment program.

          Missouri's general obligation debt carries ratings of "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch. Missouri is one of only seven states that has received this rating from all three rating organizations. General obligation bonds can only be issued through voter-approved amendments to the State's Constitution.

          There are also limitations on State and local debt issuance that may affect the ability to generate revenue on a State and local level. Limitations on the State debt and bond issues are contained in Article III, Section 37 of the Constitution of Missouri. The General Assembly, or the people by initiative, may submit the proposition to incur indebtedness to voters of the State, and the bonds may be issued if approved by a majority of those voting. Locally, under
Article V of the Missouri Constitution, no county, city, incorporated town or village, school district or other political corporation or subdivision of the State is allowed to incur debt beyond the income and revenue provided for such year plus any unencumbered balances from previous years.

          Missouri has a Constitutional Amendment, Article X, approved by voters in November 1980, that limits revenue to the ratio of FY 1980-81 State revenue to calendar year 1979 State personal income (about 5.6%) multiplied by the greater of State personal income in the previous calendar year or the average State personal income over the previous three calendar years. No assurances can be given that the amount of revenue derived from taxes will remain at its current level or that the amount of State grants to local governments will continue. Future spending cuts and budgetary constraints may adversely affect local government by placing shifting additional monetary and administrative burdens onto local governments.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Missouri municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Missouri Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Missouri municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Fund is unable to predict whether or to what extent such factors or other factors may affect the issuers of Missouri municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Fund to pay interest on or principal of such obligations.

          NEBRASKA. Agriculture is Nebraska's dominant occupational pursuit. The State's chief agricultural products are cattle, corn, hogs, soybeans, and wheat. As the dollar depreciates against other foreign currencies, U.S. exports are promoted. Nebraska's agriculture sector has a large dependency on international markets. If the U.S. dollar falls too quickly, this could harm Nebraska's trading partners, weakening their economies and lowering their demand for Nebraska products. A controlled lowering of the U.S. dollar is most beneficial to the Nebraska economy. Because of the importance of agriculture, Nebraska is also subject to unique natural hazard risks. Cycles of drought and flooding are concerns insofar as they affect agricultural production, power generation, and the supply of drinking water. Droughts also lead to less sales tax revenue, less income tax, fewer sales at retailers in rural Nebraska and other potential negative effects on local municipal government.

          Nebraska's gross domestic product ("GDP") was $80 billion in 2007, making Nebraska the 36th largest state economy. Nebraska's largest industry is food processing, which derives much of its raw materials from local farms. The State has diversified its industries since World War II, and the manufacture of electrical machinery, primary metals, and transportation equipment, is also important. Mineral deposits of oil (discovered in Cheyenne County in 1949-50), sand and gravel, and stone contribute to the State's economy. Data from the State Department of Labor show Nebraska's total nonfarm employment (not seasonally adjusted) at 974,336, which is 1.1% more than August 2007. Nebraska's annual average unemployment rate has been among the lowest in the nation for the last decade. In August 2008, State labor data showed Nebraska's unemployment rate (not seasonally adjusted) at 3.2%, compared to 6.1% nationally. The Bureau of Business Research of the University of Nebraska-Lincoln and the Nebraska Business Forecast Council remain optimistic on Nebraska's economic future and have published the following comments about its economy. Aggregate farm income is expected to grow rapidly in the next two years. Solid broad-based employment growth, rising proprietor incomes, and strong growth in dividend and interest incomes will lead to strong overall growth in non-farm personal income. While housing construction will not fully recover until 2008 or 2009, other components of the construction industry, such as hospital, health care, hotel and restaurant construction activity should grow steadily. Nebraska should also continue to benefit from further decentralization of manufacturing activity away from the industrial Midwest to areas in Nebraska. Opportunities continue to improve in the food processing sector and the transportation and warehousing industries are expected to continue to expand rapidly. Finally, strong growth is expected in services employment, in areas such as health care and social assistance.

          The General Fund is the chief operating fund of the State. The major General Fund liability is the estimated tax refunds payable of $291 million. Such refunds payable are $11 million less than the expected taxes owed the State. Other assets of the General Fund available to pay non tax-refund liabilities exceed such liabilities by $961 million. On June 30, 2006, the General Fund had a positive fund balance of $692 million. While both revenues and expenditures increased in 2007, revenues again exceeded expenditures which increased the fund balance $285 million in 2007, which was about equal to the $289 million increase that occurred in 2006. This operating increase in 2007, when coupled with the $6 million of net transfers out, caused the General Fund balance to increase by $279 million, ending with a fund balance of $972 million. Revenues in 2007 were more than anticipated and were up $131 million over 2006 chiefly due to (1) an increase in income tax revenue of $58 million (a 3% increase) over 2006 and (2) increased investment income of $57 million due to more funds being invested at higher interest rates. Sales taxes from increased retail sales were up 1.5% over last year. Expenditures were less than budgeted due to continued efforts by agency heads to be conservative in spending.

          To compensate for any downturns in revenues, the State has maintained a budgetary basis Cash Reserve Fund. While this Cash Reserve Fund is commingled with General Fund cash in the General Fund financial statements, it is separate and distinct in that, by State statute, it can only be used (1) when the cash balance of the General Fund is insufficient to meet General Fund current obligations and (2) for legislatively mandated transfers to other funds. Any money transferred in accordance with item one above must be repaid as soon as there is sufficient cash in the General Fund cash account to do so. No such need existed in 2007. The Cash Reserve Fund was at $177 million at the beginning of 2006. Due to the fact that 2005 revenues exceeded the forecast, a statutory requirement caused a $262 million transfer from the General Fund cash account to the Cash Reserve Fund in fiscal year 2006 in July 2005. Offsetting this large transfer was a $146 million payment made on August 1, 2005 from the Cash Reserve Fund to settle a lawsuit against the State related to a low-level radioactive waste site. There were also other transfers out of the Fund of $19 million, leaving a Cash Reserve Fund balance at June 30, 2006 of $274 million. The statutory transfer for excess receipts for FY 2006 of $260 million was made in July, 2006. There were transfers out of the reserve of $18 million, leaving a balance of $516 million at June 30, 2007.

          Certain municipal securities may be obligations of issuers that rely in whole or in part on State revenues for payment of such obligations. A decline in State revenues may adversely affect the obligations of these municipal security issuers.

          General obligation bonds of the State maintain an "AA+" rating from Standard and Poor's, as of July 2008. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Nebraska issuers may be unrelated to the creditworthiness of obligations issued by the State of Nebraska, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

          The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Nebraska municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Nebraska Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Nebraska municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Fund is unable to predict whether or to what extent such factors or other factors may affect the issuers of Nebraska municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Fund to pay interest on or principal of such obligations.

          OHIO. Ohio's gross domestic product ("GDP") was $466 billion in 2007, making Ohio the 7th largest state economy. Ohio ranks third in the nation in manufacturing, with a concentration of both durable and non-durable goods production, especially transportation equipment (mostly cars, trucks and their parts), primary metals (principally iron and steel), fabricated metal products, non-metallic mineral products, electrical equipment and appliances, machinery, and plastic and rubber products. As a result of Ohio's reliance on manufacturing, the State's general economic activity, as in many other industrially developed states, tends to be more cyclical than in some other states and in the nation as a whole. Economic activity in and around Ohio has been sluggish. Ohio's seasonally adjusted unemployment rate was 7.2% in September 2008, up from 5.9% in September 2007. The U.S. seasonally adjusted unemployment rate for September 2008 was 6.1%. Total employment in Ohio is expected to increase 7.3% over the 10-year period from 2004-2014. Personal income in Ohio grew at 4.7% in 2007. The State is projecting slow growth through 2008 with a 1.9% increase in personal income. Industrial and construction activity deteriorated in Ohio and across the country over the course of the summer in 2008. Real consumer income and spending probably declined during the third quarter of 2008 and is expected to decline further during the fourth quarter.

          Although manufacturing remains the largest single major sector in Ohio, the service-producing sectors now produce a combined 76% of the State's GDP and are expected to account for virtually all job growth over the 2004-2014 period. Service sectors concentrated in Ohio include the management of companies and enterprises and, to a lesser extent, the provision of health care and social assistance.

          The State operates on the basis of a fiscal biennium for its appropriations and expenditures. Under current law that biennium for operating purposes runs from July 1 in an odd-numbered year to June 30 in the next odd-numbered year. The current fiscal biennium began July 1, 2007 and will end June 30, 2009. Most State operations are financed through the general revenue fund ("GRF"). Personal income and sales use taxes are the major GRF sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending fiscal year balance reduced during less favorable and increased during more favorable economic periods. The Ohio constitution prohibits the State from borrowing money to fund operating expenditures in the GRF. Therefore, by law, the GRF's budget must be balanced so that appropriations do not exceed available cash receipts and cash balances for the current fiscal year. The State also maintains a "rainy day" fund, the Budget Stabilization Fund ("BSF"), generally funded by designation from the fiscal year GRF surplus, if any, and which under current law and until used is intended to carry a balance of up to 5% of the GRF revenue for the preceding fiscal year.

          Fiscal Year ("FY") 2008 GRF tax revenues were $31.8 million below original estimates. Total expenditures in FY 2008 totaled $26.4 billion, which was 1.9% above FY 2007 levels, but 2.4% below original forecast. As of the end of FY 2008 (June 30, 2008), the State had a GRF budgetary fund balance of $807.5 million, up from the $215.5 million fund balance at the end of FY 2007. With the State's economy expected to be negatively affected by the national economic downturn, the Ohio Office of Budget and

Management ("OBM") has been closely monitoring the State's major revenue sources (especially the sales, personal and corporate income taxes) and in January 2008 reduced its original GRF revenue projections by $172.6 million for FY 2008 and $385.1 for FY 2009. Based on those lower GRF revenue estimates and increased costs associated with rising Medicaid caseloads, OBM projected a budgetary shortfall for the current biennium (June 30, 2009) of $733 million. In response, on January 31, 2008, Governor Ted Strickland issued an executive order directing expenditure reductions and spending controls totaling approximately $509.1 million for the biennium as well as limitations on major purchases, hiring and travel. An employee reduction plan was also announced aimed at reducing the State's workforce by up to 2,700 through attrition, unfilled vacancies and an early retirement incentive program. Expressly excluded from the cutbacks are appropriations for or relating to debt service on State obligations, State higher education instructional support, foundation formula support for primary and secondary education, Medicaid entitlement programs, and ad valorem property tax relief payments. The General Assembly has also identified the following measures including (i) various transfers totaling $183 million, including unspent agency appropriations; (ii) cancelling cost of living adjustments for certain exempt State employees; and (iii) authorizing expansion of the State-run lottery system to include "keno" games. Based on the expenditure reductions, spending controls and other measures identified above, OBM is currently projecting a positive GRF fund balance at the end of the current biennium. The State's Constitution precludes the State from ending a fiscal year or biennium in a "deficit" position. The Governor and OBM will continue to closely monitor revenues and expenditures and work with the General Assembly to ensure these positive GRF ending fund balances.

          Most capital improvements in Ohio are funded through the issuance of debt. The incurrence or assumption of debt by the State without a popular vote is, with limited exceptions, prohibited by the State Constitution. Currently, tax supported general obligation debt of the State is authorized to be incurred for the following purposes: highways, local infrastructure, coal development, natural resources, higher education, common schools, conservation, research and development, and site development. State special obligation debt is authorized by the State Constitution for certain specified purposes. This debt is not supported by excises or taxes levied by the General Assembly. Rather, debt service payments are subject to biennial appropriations (from the GRF, with certain exceptions) by the General Assembly pursuant to leases or agreements entered into by the State. A 1999 constitutional amendment provides an annual debt service "cap" applicable to future issuances of State general obligations and other State direct obligations payable from the GRF or net State lottery proceeds. Generally, and except for the additional $650,000,000 of general obligation debt approved by voters at the November 8, 2005 election for research and development and the development of sites and facilities, new bonds may not be issued if future fiscal year debt service on those new and the then outstanding bonds of those categories would exceed 5% of the total estimated GRF revenues plus net State lottery proceeds during the fiscal year of issuance. Direct obligations of the State subject to the debt service cap include general obligation and special obligation bonds that are paid from the State's GRF, but exclude general obligation bonds payable from non-GRF funds (such as highway bonds that are paid from highway user receipts). Application of the 5% cap may be waived in a particular instance by a three-fifths vote of each house of the Ohio General Assembly.

          State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions described above. Ohio's general obligation debt is rated "Aa1" by Moody's and "AA+" by Fitch. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Ohio issuers may be unrelated to the creditworthiness of obligations issued by the State of Ohio, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Ohio municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Ohio Tax Free Fund are subject. This information has not been independently verified. Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Ohio municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Fund is unable to predict whether or to what extent such factors or other factors may affect the issuers of Ohio municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Fund to pay interest on or principal of such obligations.

          OREGON. Oregon has a diverse economic base with significant components in timber and other natural resources, construction, high technology, manufacturing, trade and tourism. Oregon's gross domestic product ("GDP") was $158 billion in 2007, making Oregon the 26th largest state economy. According to the September 2008 data from the Oregon Office of Economic Analysis ("OEA"), the second quarter of 2008 would have been the 20th consecutive quarter of rising employment in the State. This five-year pace was cut short one quarter with a seasonally adjusted job decline of 1.7%. Except for the 1.6% job growth in the first quarter of 2008, the quarterly job gains have been below 1.0% since the second quarter of 2007. On a year-over-year basis, jobs increased in the second quarter by 0.4%. The same areas which have been pressuring the U.S. economy over the past year are also taking their toll on the Oregon economy. The combined softening impacts of housing, financial, and energy markets are causing widespread slowing in job markets. Employment sectors that lost jobs in the second quarter include construction, manufacturing, retail trade, information, financial activities, and leisure and hospitality. Although the job losses are spread across many sectors, private education and health services had strong job gains. OEA forecasts a decline of 0.7% in total employment in third quarter 2008 and further declines of 0.9% in the fourth quarter of 2008. The first quarter of 2009 will still be anemic with growth of 0.4%. The Oregon economy is not forecasted to recover until the latter part of 2009.

          The OEA's September 2008 forecast for General Fund revenues for the 2007-09 biennium is $12.9 billion, a decrease of $119.2 million from the June 2008 forecast. The relatively small decrease (approximately 1%) is the result of the expectation of the current economic slowdown extending well into 2009, rather than turning around earlier in the year. The projected ending balance for 2007-09 equals $23.8 million, $119.2 million below the June 2008 forecast. Total General Fund revenues are forecasted to increase 19.9% to $15.5 billion in the 2009-11.

          Like other segments of Oregon's economy, geography and natural resources have played a role in the development of the State's international activities. The majority of the State's international trade occurs through the Port of Portland, where an efficient system for dealing with a large number of vessels has been developed, including modern grain elevators, cranes, break-bulk and containerized cargo facilities, and ship repair and dry-dock facilities. Other important ports are located at the coastal cities of Astoria, Newport and Coos Bay. The State has a total of 23 port districts, all of which are located on navigable waterways.

          Oregon natural resources attract millions of visitors each year. Nearly four hundred miles of the Oregon Coast define its western border, where all the beaches are public by statute. With nine climate regions, Oregon offers a variety of environments from rain forest to high desert, and plateau to dormant volcanic ranges topped with glacier-covered peaks. As Oregon's economy continues to diversify, tourism plays a vital role in creating new job opportunities and strengthening local and regional revenues. In 2007, an estimated $8.3 billion was generated in Oregon by travel spending, a 5.2% increase over 2005 spending.

          The Oregon budget is approved on a biennial basis by separate appropriation measures. Although the governor recommends a budget, no omnibus budget measure is approved. A biennium begins July 1 and ends June 30 of odd-numbered years. Measures are passed for the approaching biennium during each regular legislative session, held beginning in January of odd-numbered years. The most significant feature of the budgeting process in Oregon is the constitutional requirement that the budget be in balance at the end of each biennium. Because of this provision, Oregon may not budget a deficit and is required to alleviate any revenue shortfalls within each biennium.

          The 1979 Legislative Assembly approved a statutory mechanism under which taxpayers could receive a tax refund if certain conditions occurred after the close of the legislative session. This statutory process was made a constitutional requirement by voters at the November 2000 General Election. If the estimated revenues from either of two General Fund revenue categories of corporate tax or all other revenues (which includes the personal income tax) is exceeded by more than 2%, a tax credit for corporations or a tax refund for individuals is extended to all taxpayers in that category (also known as the

"2% kicker"). For corporations, the credit is based on the tax liability for the calendar year containing the end of the biennium (for example, 1999 liability for the 1997-99 kicker). For individuals, the refund is based on the previous calendar year's tax liability (for example, the 1998 liability for the 1997-99 kicker). The personal tax refund has been triggered eight times since 1981 and was last triggered for during the 2005-2007 biennium. The corporate tax credit was last triggered in 2003-05, the sixth time that it has occurred. Under the constitutional amendment adopted in November 2000, the State may retain the kicker moneys only if two-thirds of each house of the Legislative Assembly votes to keep the kicker.

          Oregon does not have a sales tax. As a result, State tax revenues are particularly sensitive to economic recessions. The principal source of State tax revenues are personal income and corporate income taxes. The State derives a substantial majority of its general fund revenues from its personal income tax and is, therefore, particularly susceptible to economic changes that affect personal income levels. Among the risks facing the Oregon economy are: geopolitical events and domestic economic factors (such as inflation, increased interest rates or stock market corrections) that could depress business activity or consumer behavior; changes in the value of the U.S. dollar against foreign currencies that could lower demand for Oregon products; a possible collapse of the housing market; rising regional energy prices slower than anticipated recovery or outsourcing of manufacturing; and possible reforms to the State's public employees retirement system, possible State and local government budget shortfalls and other potential initiatives and reforms that could result in increased taxes, reduced services and increased debt to address unfunded liabilities.

          The Oregon State Constitution reserves to the people the initiative power to amend the constitution and State statutes by placing measures on the general election ballot. In the November 2004 general election, Oregon voters approved Measure 37, which entitles certain landowners to compensation for the decline in market value of their property as a result of certain land use regulations, or alternatively, to have land use regulations waived as to their use of their property. Measure 37 primarily affects the State, counties and certain other units of local government that make and enforce Oregon's land use laws. According to a report of the Institute of Portland Metropolitan Studies at Portland State University, at the end of October 2006, approximately 3,500 Measure 37 claims had been filed, requesting a total of more than $6 billion in compensation. The vast majority of Measure 37 claims submitted have resulted in a waiver of land use regulations. There can be no assurance that most Measure 37 claims will continue to be waived in the future, or that litigation will not require the payment of some claims. A lawsuit was filed challenging the constitutionality of Measure 37, and in February 2006, the Oregon Supreme Court held that the measure does not violate the Oregon or U.S. Constitution. Additional lawsuits have been filed, and remain pending, challenging denials of claims and waivers.

          The 2003 State Legislative Assembly enacted certain changes to the Oregon Public Employees Retirement System (PERS). These changes were challenged in several lawsuits in State and federal courts. The Oregon State Supreme Court ruled on several of the cases in March 2005, upholding some changes and rejecting others. Other cases remain pending in State and federal courts. Depending on the outcome of these cases, State and local governments may need to increase taxes, reduce other expenditures or increase bonded indebtedness to cover unfunded liabilities to PERS.

          As of July 2008, all outstanding general obligation bonds of the State of Oregon are rated "AA" by S&P and "Aa2" by Moody's. Each such rating reflects only the views of the respective rating agency, and an explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely by such rating agency if, in the judgment of such rating agency, circumstances so warrant. Any such downward revisions or withdrawals of ratings could have adverse effects on the market price of the State's municipal obligations.

          The foregoing information constitutes only a brief summary of some of the general factors that may impact certain issuers of Oregon municipal obligations and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations held by the Oregon Intermediate Tax Free Fund are subject. This information has not been independently verified.

Additionally, many factors, including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Oregon municipal bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Fund is unable to predict whether or to what extent such factors or other factors may affect the issuers of Oregon municipal obligations, the market value or marketability of such obligations or the ability of the respective issuers of the obligations acquired by the Fund to pay interest on or principal of such obligations.

                             INVESTMENT RESTRICTIONS

          In addition to the investment objectives and policies set forth in the Prospectus and under the caption "Additional Information Concerning Fund Investments" above, each of the Funds is subject to the investment restrictions set forth below. The investment restrictions set forth in paragraphs 1 through 8 below are fundamental and cannot be changed with respect to a Fund without approval by the holders of a majority of the outstanding shares of that Fund as defined in the 1940 Act, i.e., by the lesser of the vote of (a) 67% of the shares of the Fund present at a meeting where more than 50% of the outstanding shares are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund.

          None of the Funds will:

          1. Concentrate its investments in a particular industry, except that any Fund with one or more industry concentrations implied by its name shall, in normal market conditions, concentrate in securities of issues within that industry or industries. For purposes of this limitation, the U.S. Government, and state or municipal governments and their political subdivisions are not considered members of any industry.

               Whether a Fund is concentrating in an industry shall be determined in accordance with the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction.

          2. Borrow money or issue senior securities, except as permitted under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction.

          3. With respect to 75% of its total assets, purchase securities of an issuer (other than (i) securities issued by other investment companies, (ii) securities issued by the U.S. Government, its agencies, instrumentalities or authorities, or (iii) repurchase agreements fully collateralized by U.S. Government securities) if
               (a) such purchase would, at the time, cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Fund. This investment restriction does not apply to the Tax Free Funds (other than Tax Free Fund, Short Tax Free Fund and Intermediate Tax Free Fund).

          4. Invest in companies for the primary purpose of control or management.

          5. Purchase physical commodities or contracts relating to physical commodities. With respect to Inflation Protected Securities Fund, this restriction shall not prohibit the Fund from investing in options on commodity indices, commodity futures contracts and options thereon, commodity-related swap agreements, and other commodity-related derivative instruments.

          6. Purchase or sell real estate unless as a result of ownership of securities or other instruments, but this shall not prevent the Funds from investing in securities or other instruments backed by real estate or interests therein or in securities of companies that deal in real estate or mortgages.

          7. Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed an underwriter under applicable laws.

          8. Make loans except as permitted under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction.

          For purposes of applying the limitation set forth in number 1 above, according to the current interpretation by the SEC, a Fund would be concentrated in an industry if 25% or more of its total assets, based on current market value at the time of purchase, were invested in that industry. The Funds will use industry classifications provided by Bloomberg, Lehman Brothers, or other similar sources to determine its compliance with this limitation.

          For purposes of applying the limitation set forth in number 2 above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund's total assets is at least 300% of the principal amount of all of the Fund's borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund's total assets). In the event that such asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

          For purposes of applying the limitation set forth in number 8 above, there are no limitations with respect to unsecured loans made by the Fund to an unaffiliated party. However, when the Fund loans its portfolio securities, the obligation on the part of the Fund to return collateral upon termination of the loan could be deemed to involve the issuance of a senior security within the meaning of Section 18(f) of the 1940 Act. In order to avoid violation of Section 18(f), the Fund may not make a loan of portfolio securities if, as a result, more than one-third of its total asset value (at market value computed at the time of making a loan) would be on loan.

          Because each of the Tax Free Funds refers to tax-free investments in its name, each has a fundamental investment policy that it will normally invest at least 80% of its assets in investments that pay interest exempt from federal and, for state-specific funds, applicable state income tax, including the federal alternative minimum tax and, for the state-specific funds (except for Arizona Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, and Oregon Intermediate Tax Free Fund), the applicable state alternative minimum tax.

          The following restrictions are non-fundamental and may be changed by FAIF's Board of Directors without a shareholder vote:

          None of the Funds will:

          1. Invest more than 15% of its net assets in all forms of illiquid investments.

          2. Borrow money in an amount exceeding 10% of the borrowing Fund's total assets except that High Income Bond Fund may borrow up to one-third of its total assets and pledge up to 15% of its total assets to secure such borrowings. None of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed delivery basis shall not be deemed the borrowing of money. No Fund will make additional investments while its borrowings exceed 5% of total assets.

          3.   Make short sales of securities.

          4. Lend portfolio securities representing in excess of one-third of the value of its total assets.

          5. Pledge any assets, except in connection with any permitted borrowing and then in amounts not in excess of one-third of the Fund's total assets, provided that for the purposes of this restriction, margin deposits, security interests, liens and collateral arrangements with respect to options, futures contracts, options on futures contracts, and other permitted investments and techniques are not deemed to be a pledge of assets for purposes of this limitation.

          6. Acquire any securities of registered open-end investment companies or registered unit investment trusts in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.

          With respect to the non-fundamental restriction set forth in number 1 above, the Fund will monitor portfolio liquidity on an ongoing basis and, in the event more than 15% of the Fund's net assets are invested in illiquid investments, the Fund will reduce its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.

          The Board of Directors has adopted guidelines and procedures under which the Funds' investment advisor is to determine whether the following types of securities which may be held by certain Funds are "liquid" and to report to the Board concerning its determinations: (i) securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933; (ii) commercial paper issued in reliance on the "private placement" exemption from registration under
Section 4(2) of the Securities Act of 1933, whether or not it is eligible for resale pursuant to Rule 144A; (iii) interest-only and principal-only, inverse floating and inverse interest-only securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; and (iv) municipal leases and securities that represent interests in municipal leases.

          For determining compliance with its investment restriction relating to industry concentration, each Fund classifies asset-backed securities in its portfolio in separate industries based upon a combination of the industry of the issuer or sponsor and the type of collateral. The industry of the issuer or sponsor and the type of collateral will be determined by the Advisor. For example, an asset-backed security known as "Money Store 94-D A2" would be classified as follows: the issuer or sponsor of the security is The Money Store, a personal finance company, and the collateral underlying the security is automobile receivables. Therefore, the industry classification would be Personal Finance Companies -- Automobile. Similarly, an asset-backed security known as "Midlantic Automobile Grantor Trust 1992-1 B" would be classified as follows: the issuer or sponsor of the security is Midlantic National Bank, a banking organization, and the collateral underlying the security is automobile receivables. Therefore, the industry classification would be Banks -- Automobile. Thus, an issuer or sponsor may be included in more than one "industry" classification, as may a particular type of collateral.

                                   FUND NAMES

          With respect to any Fund, with the exception of any Tax Free Fund, that has adopted an investment strategy pursuant to Rule 35d-1 of the 1940 Act, whereby at least 80% of the Fund's net assets (plus the amount of any borrowings for investment purposes) must be invested in a strategy suggested by the Fund's name, a policy has been adopted by the Funds to provide shareholders with at least 60 days notice in the event of a planned change to the investment strategy. Such notice to shareholders will meet the requirements of Rule 35d-1(c).

                        DISCLOSURE OF PORTFOLIO HOLDINGS

PUBLIC DISCLOSURE

          Each Fund is required by the SEC to file its portfolio holdings schedule with the SEC on a quarterly basis. This schedule is filed with each fund's annual and semi-annual reports on form N-CSR for the second and fourth fiscal quarters and on Form N-Q for the first and third fiscal quarters. These filings are generally available within sixty days of the end of the relevant Fund's fiscal quarter. In addition, the First American Fund Family makes portfolio holdings information publicly available for all First American Funds other than Equity Index Fund, Mid Cap Index Fund and Small Cap Index Fund (the "Index Funds," series of FAIF), the series of FAF (the "Money Market Funds"), which are money market funds, and the series of the Mount Vernon Trust by posting the information on the First American Funds website on a quarterly basis. The Funds will attempt to post such information within ten business days of the quarter end. Until such time as it is posted, it will be Undisclosed Holdings Information, as defined below, and subject to the Funds' procedures regarding the disclosure of Undisclosed Holdings Information.

NONPUBLIC DISCLOSURE

          The Funds' board of directors has adopted policies and procedures (the "Disclosure Policies"), which prohibit the release of information concerning portfolio holdings, or information derived therefrom ("Undisclosed Holdings Information"), that has not been made public through SEC filings or the website. Different exceptions to this prohibition are made depending on the type of third party that receives the Undisclosed Holdings Information. The Disclosure Policies are designed to prevent the use of portfolio holdings information to trade against the Funds, or otherwise use the information in a way that would harm the Funds, and to prevent selected investors from having nonpublic information that will allow them to make advantageous decisions with respect to purchasing and selling Fund shares.

          Because the portfolios of the Index Funds generally mirror the composition of published indices, the Index Funds are not subject to the Disclosure Policies. In addition, the Money Market Funds are not subject to the Disclosure Policies because these Funds hold only short-term money market securities that generally do not vary significantly in value over short periods of time. The Mount Vernon Trust is not subject to the Disclosure Policies because the series of the trust are not available to the general public, but are only offered in connection with the investment of collateral received in connection with securities lending. Because of the types of securities held by, or the limited purpose of, the foregoing Funds, such Funds' portfolio holdings information would not be subject to the types of misuses that the Disclosure Policies are designed to prevent.

          Disclosure within FAF Advisors and Its Affiliates and to Fund Directors. Undisclosed Holdings Information and information derived therefrom is provided, or otherwise made available, on a daily basis (a) without prior approval, to individuals who are employed by FAF Advisors and who have a need to know the information, such as investment, compliance and treasury personnel, and
(b) to individuals employed by affiliates of FAF Advisors who are not otherwise entitled to receive such information under "Disclosure to Fund Service Providers and Prospective Service Providers," below, if (1) such individuals are subject to FAF Advisors Code of Ethics, or that of an affiliate, which imposes a duty not to trade on such information; (2) the fund to which such information relates is subject to FAF Advisors' market timing review; and (3) FAF Advisors' Internal Compliance Controls Committee has determined that improper use of such information by such individuals is not likely to affect the funds in any material respect based on factors such as the types of funds to which the Undisclosed Holdings Information relate, the flows of investment into such funds, and reports of portfolio managers regarding the stability of assets in such funds.

          Undisclosed Holdings Information and information derived therefrom also may be provided to directors of the First American Funds and their service providers, such as counsel, as part of the materials for regular or special board of directors meetings without prior approval.

          Disclosure to Fund Service Providers and Prospective Service Providers. Undisclosed Holdings Information and information derived therefrom is provided, or otherwise made available, on a daily basis to the Advisor (as described above), sub-advisors, custodians, administrators, transfer agents, securities lending agents, and outside accountants. Undisclosed Holdings Information may also be provided to outside counsel, entities that provide Class B share financing, proxy voting organizations, financial printers, pricing services and other organizations that provide or propose to provide services to the First American Funds. Prior to receiving Undisclosed Holdings Information, a service provider or prospective service provider must enter into a written agreement with the Funds to maintain the information in confidence, to use the information only for the purpose for which it is provided, and not to trade on the basis of any such information that is material nonpublic information. Notwithstanding the foregoing, any sub-advisor to a First American Fund may disclose Undisclosed Holdings Information and information derived therefrom to any third party which it employs to perform accounting, administrative, reporting or ancillary services required to enable such sub-advisor to perform its functions under its sub-advisory agreement relating to such First American Fund, provided that (a) the third party is subject to a confidentiality agreement that specifically prevents the misuse of such information, and (b) the sub-advisor agrees in substance (i) to act in good faith and with due diligence in the selection, use and monitoring of such third parties, and (ii) to be solely responsible for any loss caused by, or mistake, gross negligence or misconduct of, such third party.

          Disclosure to Fund Ranking and Ratings Organizations. Undisclosed Holdings Information and information derived therefrom may be provided to organizations that provide mutual fund rankings and ratings, such as Morningstar, Lipper, Moody's, and Standard & Poor's, and to entities that provide investment coverage and/or analytical information regarding a Fund's portfolio, provided that the recipient has entered into a written agreement with the Fund to maintain the information in confidence, to use the information only for the purpose for which it is provided, and not to trade on the basis of any such information that is material nonpublic information.

          Disclosure to Investors, Prospective Investors, and Investor Consultants. The Disclosure Policies provide that Undisclosed Holdings Information and information derived therefrom may be provided to investors, prospective investors, or investor consultants with the prior approval of the Funds' Chief Compliance Officer in the specific instance. The Chief Compliance Officer will only approve such disclosure after concluding that it is in the best interests of the Fund in question and its shareholders and if the recipient has agreed in writing to maintain the information in confidence and not to trade on the basis of any such information that is material nonpublic information. In considering a request for such approval, the Chief Compliance Officer also shall identify and consider any conflict of interest between the Fund and its shareholders, on the one hand, and the Advisor and its affiliates, on the other, which is presented by the request. If the Chief Compliance Officer determines that there is a conflict of interest between the Fund and its shareholders on the one hand and the Advisor and its affiliates, on the other, he or she will approve such disclosure only if he or she determines that such conflict is materially mitigated by the execution of a confidentiality agreement and that, despite such conflict of interest, disclosure is in the best interests of the relevant Fund and its shareholders. The Funds' Chief Compliance Officer is responsible for the creation of a written record that states the basis for the conclusion that the disclosure is in the best interests of the relevant Fund and its shareholders.

          Disclosure as Required by Applicable Law. Undisclosed Holdings Information and information derived therefrom may be disclosed to any person as required by applicable laws, rules and regulations. For example, such information may be disclosed in response to regulatory requests for information or in response to legal process in litigation matters.

          Disclosure of Limited Holdings. Portfolio managers, analysts and other personnel of the Advisor and any sub-advisor may discuss portfolio information in interviews with members of the media, or in due diligence or similar meetings with clients or prospective purchasers of Fund shares or their representatives. In no case will a material number of portfolio holdings be provided that have not yet been posted on the First American Funds website or filed with the SEC unless the recipient has entered into a written agreement with the Funds to maintain the confidentiality of such information and not to trade on the basis of any such information that is material nonpublic information. In addition, brokers and dealers may be provided with individual portfolio holdings in order to obtain bids or bid and asked prices (if securities held by a Fund are not priced by the Fund's regular pricing services) or in connection with portfolio transactions.

          No Compensation or Consideration. Neither the Funds, nor the Advisor or any sub-advisor or any affiliate of either, including the Chief Compliance Officer or his or her designee, will solicit or accept any compensation or other consideration in connection with the disclosure of Undisclosed Holdings Information or information derived therefrom.

          Chief Compliance Officer Reports to Fund Board. The Funds' Chief Compliance Officer must provide a quarterly report to the Funds' board of directors addressing exceptions to these policies and procedures during the preceding quarter, if any.

          Detective and Corrective Action. Any unauthorized release of Undisclosed Holdings Information which comes to the attention of an employee of the Advisor shall be reported to the Chief Compliance Officer. The Chief Compliance Officer shall recommend an appropriate sanction to be imposed by the individual's supervisor if the individual releasing such information is an employee of the Advisor or other appropriate action if the individual is not an employee of the Advisor.

          Designee of Chief Compliance Officer. In the event of the absence or unavailability of the Chief Compliance Officer, all of the obligations of the Chief Compliance Officer may be performed by his or her designee.

                        DIRECTORS AND EXECUTIVE OFFICERS

          The directors and executive officers of FAIF are listed below, together with their business addresses and their principal occupations during the past five years. The Board of Directors is generally responsible for the overall operation and management of FAIF. The Board of Directors consists entirely of directors who are not "interested persons" of FAIF, as that term is defined in the 1940 Act ("Independent Directors").

INDEPENDENT DIRECTORS

                                                                                                  NUMBER OF             OTHER
                        POSITION(S)        TERM OF OFFICE                                    PORTFOLIOS IN FUND     DIRECTORSHIPS
  NAME, ADDRESS, AND       HELD            AND LENGTH OF          PRINCIPAL OCCUPATION(S)     COMPLEX OVERSEEN         HELD BY
    YEAR OF BIRTH        WITH FUND          TIME SERVED             DURING PAST 5 YEARS          BY DIRECTOR          DIRECTOR*
----------------------  -----------  --------------------------  -------------------------  ---------------------  ---------------
Benjamin R. Field III,  Director     Term expiring earlier of    Retired; Senior Financial  First American Funds   None
P.O. Box 1329,                       death, resignation,         Advisor, Bemis Company,    Complex: twelve
Minneapolis, MN                      removal, disqualification,  Inc. from May 2002         registered investment
55440-1329  (1938)                   or successor duly elected   through February 2004.     companies, including
                                     and qualified. Director of                             62 portfolios
                                     FAIF since September 2003.

Roger A. Gibson,        Director     Term expiring earlier of    Director, Charterhouse     First American Funds   None
P.O. Box 1329,                       death, resignation,         Group, Inc., a private     Complex: twelve
Minneapolis, MN                      removal, disqualification,  equity firm, since         registered investment
55440-1329 (1946)                    or successor duly elected   October 2005; Vice         companies, including
                                     and qualified. Director of  President and Chief        62 portfolios
                                     FAIF since October 1997.    Operating Officer, Cargo
                                                                 - United Airlines, from
                                                                 July 2001 through
                                                                 retirement in June 2004.

Victoria J. Herget,     Director     Term expiring earlier of    Investment consultant and  First American Funds   None
P.O. Box 1329,                       death, resignation,         non-profit board member.   Complex: twelve
Minneapolis, MN                      removal, disqualification,                             registered investment
55440-1329 (1951)                    or successor duly elected                              companies, including
                                     and qualified. Director of                             62 portfolios
                                     FAIF since September 2003.

John P. Kayser          Director     Term expiring earlier of    Retired; Principal from    First American Funds   None
P.O. Box 1329,                       death, resignation,         1983 to 2004, William      Complex: twelve
Minneapolis, MN                      removal, disqualification,  Blair & Company, LLC, a    registered investment
55440-1329 (1949)                    or successor duly elected   Chicago-based investment   companies, including
                                     and qualified. Director of  firm.                      62 portfolios
                                     FAIF since October 2006.

Leonard W. Kedrowski,   Director     Term expiring earlier of    Owner and President,       First American Funds   None
P.O. Box 1329,                       death, resignation,         Executive and Management   Complex: twelve
Minneapolis, MN                      removal, disqualification,  Consulting, Inc., a        registered investment
55440-1329 (1941)                    or successor duly elected   management consulting      companies, including
                                     and qualified. Director of  firm; Board member, GC     62 portfolios
                                     FAIF since November 1993.   McGuiggan Corporation
                                                                 (dba Smyth Companies), a
                                                                 label printer; former
                                                                 Chief Executive Officer,
                                                                 Creative Promotions
                                                                 International, LLC, a
                                                                 promotional award
                                                                 programs and products
                                                                 company, through October
                                                                 2003.

Richard K. Riederer,    Director     Term expiring earlier of    Owner and CEO, RKR         First American Funds   Cleveland-
P.O. Box 1329,                       death, resignation,         Consultants, Inc., a       Complex: twelve        Cliffs Inc. (a
Minneapolis, MN                      removal, disqualification,  consulting company         registered investment  producer of
                                     or successor duly elected   providing advice on        companies, including   iron ore
                                     and qualified. Director of  business strategy,         62 portfolios          pellets)
                                     FAIF                        mergers and acquisitions,
                                                                 and non-profit board

                                                                                                  NUMBER OF             OTHER
                        POSITION(S)        TERM OF OFFICE                                    PORTFOLIOS IN FUND     DIRECTORSHIPS
  NAME, ADDRESS, AND       HELD            AND LENGTH OF          PRINCIPAL OCCUPATION(S)     COMPLEX OVERSEEN         HELD BY
     YEAR OF BIRTH       WITH FUND          TIME SERVED             DURING PAST 5 YEARS          BY DIRECTOR          DIRECTOR*
----------------------  -----------  --------------------------  -------------------------  ---------------------  ---------------
55440-1329 (1944)                    since August 2001.          member since 2005.

Joseph D. Strauss,      Director     Term expiring earlier of    Attorney At Law, Owner     First American Funds   None
P.O. Box 1329,                       death, resignation,         and President, Strauss     Complex: twelve
Minneapolis, MN                      removal, disqualification,  Management Company, a      registered investment
55440-1329 (1940)                    or successor duly elected   Minnesota holding company  companies, including
                                     and qualified. Director of  for various                62 portfolios
                                     FAIF since April 1991.      organizational management
                                                                 business ventures; Owner,
                                                                 Chairman and Chief
                                                                 Executive Officer,
                                                                 Community Resource
                                                                 Partnerships, Inc., a
                                                                 strategic planning,
                                                                 operations management,
                                                                 government relations,
                                                                 transportation planning
                                                                 and public relations
                                                                 organization; Owner,
                                                                 Chairman and Chief
                                                                 Executive Officer,
                                                                 Excensus(TM) LLC, a
                                                                 strategic demographic
                                                                 planning and application
                                                                 development firm.

Virginia L. Stringer,   Chair;       Chair term three years.     Governance consultant and  First American Funds   None
P.O. Box 1329,          Director     Director term expiring      non-profit board member;   Complex: twelve
Minneapolis, MN                      earlier of death,           former Owner and           registered investment
55440-1329 (1944)                    resignation, removal,       President, Strategic       companies, including
                                     disqualification, or        Management Resources,      62 portfolios
                                     successor duly elected and  Inc., a management
                                     qualified. Chair of FAIF's  consulting firm;
                                     Board since September       Executive Consultant for
                                     1997; Director of FAIF      State Farm Insurance
                                     since September 1987.       Company through 2003.

James M. Wade,          Director     Term expiring earlier of    Owner and President, Jim   First American Funds   None
P.O. Box 1329,                       death, resignation,         Wade Homes, a              Complex: twelve
Minneapolis, MN                      removal, disqualification,  homebuilding company.      registered investment
55440-1329 (1943)                    or successor duly elected                              companies, including
                                     and qualified. Director of                             62 portfolios
                                     FAIF since August 2001.

----------
* Includes only directorships in a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act or subject to the requirements of Section 15(d) of the Securities Exchange Act, or any company registered as an investment company under the Investment Company Act.

EXECUTIVE OFFICERS

                                                TERM OF OFFICE
   NAME, ADDRESS, AND      POSITION(S) HELD      AND LENGTH OF
      YEAR OF BIRTH           WITH FUND           TIME SERVED                PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
-------------------------  ----------------  ---------------------  --------------------------------------------------------------
Thomas S. Schreier, Jr.,   President &       Re-elected by the      Chief Executive Officer of FAF Advisors, Inc.; Chief
FAF Advisors, Inc.,        Vice President    Board annually;        Investment Officer of FAF Advisors, Inc. since September 2007.
800 Nicollet Mall,         - Investments     President of FAIF
Minneapolis, MN 55402                        since February 2001
(1962) *


                                                TERM OF OFFICE
   NAME, ADDRESS, AND      POSITION(S) HELD      AND LENGTH OF
      YEAR OF BIRTH           WITH FUND           TIME SERVED                PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
-------------------------  ----------------  ---------------------  --------------------------------------------------------------
Jeffery M. Wilson,         Vice President -  Re-elected by the      Senior Vice President of FAF Advisors, Inc.
FAF Advisors, Inc.         Administration    Board annually; Vice
800 Nicollet Mall,                           President -
Minneapolis, MN 55402                        Administration of
(1956) *                                     FAIF since March 2000

Charles D. Gariboldi, Jr.  Treasurer         Re-elected by the      Mutual Funds Treasurer, FAF Advisors, Inc., since October
FAF Advisors, Inc.                           Board annually;        2004; prior thereto, Vice President - Investment Accounting
800 Nicollet Mall,                           Treasurer of FAIF      and Fund Treasurer, Thrivent Financial for Lutherans.
Minneapolis, MN 55402                        Since December 2004
(1959) *

Jill M. Stevenson,         Assistant         Re-elected by the      Assistant Mutual Funds Treasurer, FAF Advisors, Inc. since
FAF Advisors, Inc.         Treasurer         Board annually;        September 2005; prior thereto, Director and Senior Project
800 Nicollet Mall,                           Assistant Treasurer    Manager, FAF Advisors, Inc.
Minneapolis, MN 55402                        of FAIF since
(1965) *                                     September 2005

David H. Lui,              Chief Compliance  Re-elected by the      Chief Compliance Officer, FAF Advisors, Inc. since February
FAF Advisors, Inc.         Officer           Board annually; Chief  2005; Chief Compliance Officer, Franklin Advisors, Inc. and
800 Nicollet Mall,                           Compliance Officer of  Chief Compliance Counsel, Franklin Templeton Investments from
Minneapolis, MN 55402                        FAIF since February    March 2004 to February 2005; prior thereto, Vice President,
(1960) *                                     2005                   Charles Schwab & Co., Inc.

Mark D. Corns              Anti-Money        Re-elected by the      Director of Compliance, FAF Advisors, Inc. since June 2006;
FAF Advisors, Inc.         Laundering        Board annually;        Compliance Manager, FAF Advisors, Inc. from January 2005 to
800 Nicollet Mall,         Officer           Anti-Money Laundering  June 2006; prior thereto, Compliance Manager,
Minneapolis, MN 55402                        Officer of FAIF since  OppenheimerFunds, Inc.
(1963) *                                     September 2008

Kathleen L. Prudhomme,     Secretary         Re-elected by the      Deputy General Counsel, FAF Advisors, Inc., since November
FAF Advisors, Inc.                           Board annually;        2004; prior thereto, Partner, Dorsey & Whitney LLP, a
800 Nicollet Mall,                           Secretary of FAIF      Minneapolis-based law firm.
Minneapolis, MN 55402                        since December 2004;
(1953) *                                     Assistant Secretary
                                             of FAIF from
                                             September 1998
                                             through December 2004

Richard J. Ertel,          Assistant         Re-elected by the      Counsel, FAF Advisors, Inc., since May 2006; prior thereto,
FAF Advisors, Inc.,        Secretary         Board annually;        Counsel, Ameriprise Financial Services, Inc. from September
800 Nicollet Mall,                           Assistant Secretary    2004 to May 2006; prior thereto, Counsel, FAF Advisors, Inc.
Minneapolis, MN 55402                        of FAIF since June
(1967) *                                     2006 and from June
                                             2003 through August
                                             2004

James D. Alt,              Assistant         Re-elected by the      Partner, Dorsey & Whitney LLP, a Minneapolis-based law firm.
Dorsey & Whitney LLP       Secretary         Board annually;
50 South Sixth Street,                       Assistant Secretary
Suite 1500, Minneapolis,                     of FAIF since
MN 55402 (1951)                              December 2004;
                                             Secretary of FAIF
                                             from June 2002
                                             through December
                                             2004; Assistant
                                             Secretary of FAIF
                                             from September 1998
                                             through June 2002

James R. Arnold,           Assistant         Re-elected by the      Senior Vice President, U.S. Bancorp Fund Services, LLC
U.S. Bancorp Fund          Secretary         Board annually;
Services, LLC,                               Assistant Secretary
615 E. Michigan Street,                      of FAIF since June
Milwaukee, WI 53202                          2003
(1957)*

----------
* Messrs. Schreier, Wilson, Gariboldi, Lui, Corns, and Ertel, Ms. Stevenson and Ms. Prudhomme are each officers and/or employees of FAF Advisors, Inc., which serves as investment advisor and administrator for FAIF. Mr. Arnold is an officer of U.S. Bancorp Fund Services, LLC, which is a subsidiary of U.S. Bancorp and which serves as transfer agent for FAIF.

STANDING COMMITTEES OF THE BOARD OF DIRECTORS

          There are currently three standing committees of the FAIF Board of
Directors: Audit Committee, Pricing Committee and Governance Committee.


                                                                                                        NUMBER OF FUND
                                                                                                            COMPLEX
                                                                                                           COMMITTEE
                                                                                                         MEETINGS HELD
                                                                                                         DURING FAIF'S
                                                                                                         FISCAL PERIOD
                              COMMITTEE FUNCTION                            COMMITTEE MEMBERS            ENDED 6/30/08
             ----------------------------------------------------   ---------------------------------   --------------
Audit        The purposes of the Committee are (1) to oversee the     Leonard W. Kedrowski (Chair)             8
Committee    Funds' accounting and financial reporting policies           Benjamin R. Field III
             and practices, their internal controls and, as                  John P. Kayser
             appropriate, the internal controls of certain                 Richard K. Riederer
             service providers; (2) to oversee the quality of the   Virginia L. Stringer (ex-officio)
             Funds' financial statements and the independent
             audit thereof; (3) to assist Board oversight of the
             Funds' compliance with legal and regulatory
             requirements; and (4) to act as a liaison between
             the Funds' independent auditors and the full Board
             of Directors. The Audit Committee, together with the
             Board of Directors, has the ultimate authority and
             responsibility to select, evaluate and, where
             appropriate, replace the outside auditor (or to
             nominate the outside auditor to be proposed for
             shareholder approval in any proxy statement).

Pricing      The Committee is responsible for valuing portfolio          Roger A. Gibson (Chair)               5
Committee    securities for which market quotations are not               Benjamin R. Field III
             readily available, pursuant to procedures                        James M. Wade
             established by the Board of Directors.                 Virginia L. Stringer (ex-officio)

Governance   The Committee has responsibilities relating to (1)         Joseph D. Strauss (Chair)              5
Committee    Board and Committee composition (including,                      James M. Wade
             interviewing and recommending to the Board nominees           Victoria J. Herget
             for election as directors; reviewing the               Virginia L. Stringer (ex-officio)
             independence of all independent directors; reviewing
             Board composition to determine the appropriateness
             of adding individuals with different backgrounds or
             skills; reporting to the Board on which current and
             potential members of the Audit Committee qualify as
             Audit Committee Financial Experts; recommending a
             successor to the Board Chair when a vacancy occurs;
             consulting with the Board Chair on Committee
             assignments; and in anticipation of the Board's
             request for shareholder approval of a slate of
             directors, recommending to the Board the slate of
             directors to be presented for Board and shareholder
             approval); (2) Committee structure (including, at
             least annually, reviewing each Committee's structure
             and membership and reviewing each Committee's
             charter and suggesting changes thereto); (3)
             director education (including developing an annual
             education calendar; monitoring independent director
             attendance at educational seminars and conferences;
             developing and conducting orientation sessions for
             new independent directors; and managing the Board's
             education program in a cost-effective manner); and
             (4) governance practices (including reviewing and
             making recommendations regarding director
             compensation and director expenses; monitoring
             director investments in the Funds; monitoring
             compliance with director retirement policies;
             reviewing compliance with the prohibition from
             serving on the board of directors of mutual funds
             that are not part of the First American Fund
             Complex; if requested, assisting the Board Chair in
             overseeing self-evaluation process; in collaboration
             with outside counsel, developing policies and
             procedures addressing matters which should

                                                                                                        NUMBER OF FUND
                                                                                                            COMPLEX
                                                                                                           COMMITTEE
                                                                                                         MEETINGS HELD
                                                                                                         DURING FAIF'S
                                                                                                         FISCAL PERIOD
                              COMMITTEE FUNCTION                            COMMITTEE MEMBERS            ENDED 6/30/08
             ----------------------------------------------------   ---------------------------------   --------------
             come before the Committee in the proper exercise of
             its duties; reviewing the Board's adherence to
             industry "best practices;" reviewing and
             recommending changes in Board governance policies,
             procedures and practices; reporting the Committee's
             activities to the Board and making such
             recommendations; reviewing and, as appropriate;
             recommending that the Board make changes to the
             Committee's charter).

          In addition to the above committees, the Board of Directors also appoints a Fund Review Liaison. The responsibility of the Fund Review Liaison is to lead the Board of Directors, together with the Board Chair, in evaluating Fund performance, Fund service provider contracts and arrangements for execution of Fund trades. Ms. Herget is the current Fund Review Liaison.

          The Governance Committee will consider shareholder recommendations for director nominees in the event there is a vacancy on the Board of Directors or in connection with any special shareholders meeting which is called for the purpose of electing directors. FAIF does not hold regularly scheduled annual shareholders meetings. There are no differences in the manner in which the Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder.

          A shareholder who wishes to recommend a director nominee should submit his or her recommendation in writing to the Chair of the Board (Ms. Stringer) or the Chair of the Governance Committee (Mr. Strauss), in either case at First American Funds, P.O. Box 1329, Minneapolis, Minnesota 55440-1329. At a minimum, the recommendation should include:

          - the name, address, and business, educational, and/or other pertinent background of the person being recommended;

          - a statement concerning whether the person is "independent" within the meaning of New York Stock Exchange and American Stock Exchange listing standards and is not an "interested person" as defined in the Investment Company Act of 1940;

          - any other information that the Funds would be required to include in a proxy statement concerning the person if he or she was nominated; and

          - the name and address of the person submitting the recommendation, together with the number of Fund shares held by such person and the period for which the shares have been held.

          The recommendation also can include any additional information which the person submitting it believes would assist the Governance Committee in evaluating the recommendation. Shareholder recommendations for nominations to the Board will be accepted on an ongoing basis and will be kept on file for consideration when there is a vacancy on the Board or prior to a shareholders meeting called for the purpose of electing directors.

FUND SHARES OWNED BY THE DIRECTORS

          The information in the table below discloses the dollar ranges of (i) each Director's beneficial ownership in FAIF, and (ii) each Director's aggregate beneficial ownership in all funds within the First American Funds complex, including in each case the value of fund shares elected by Directors in the directors' deferred compensation plan.

                                                                    AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES
   NAME OF DIRECTOR     DOLLAR RANGE OF EQUITY SECURITIES IN FAIF       IN THE FIRST AMERICAN FUNDS COMPLEX*
---------------------   -----------------------------------------   -------------------------------------------
Benjamin R. Field III                $10,001-$50,000                               Over $100,000
Roger A. Gibson                        Over $100,000                               Over $100,000
Victoria J. Herget                     Over $100,000                               Over $100,000

                                                                    AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES
   NAME OF DIRECTOR     DOLLAR RANGE OF EQUITY SECURITIES IN FAIF       IN THE FIRST AMERICAN FUNDS COMPLEX*
---------------------   -----------------------------------------   -------------------------------------------
John P. Kayser                         Over $100,000                               Over $100,000
Leonard W. Kedrowski                 $50,001-$100,000                              Over $100,000
Richard K. Riederer                    Over $100,000                               Over $100,000
Joseph D. Strauss                      Over $100,000                               Over $100,000
Virginia L. Stringer                   Over $100,000                               Over $100,000
James M. Wade                          Over $100,000                               Over $100,000

----------
* The dollar range disclosed is based on the value of the securities as of June 30, 2008.

          As of October 15, 2008, none of the Independent Directors or their immediate family members owned, beneficially, or of record, any securities in
(i) an investment advisor or principal underwriter of the Funds or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment advisor or principal underwriter of the Funds.

COMPENSATION

          The First American Family of Funds, which includes FAIF, FAF, FASF, and FACEF, currently pays directors who are not paid employees or affiliates of the Funds an annual retainer of $135,000 ($245,000 in the case of the Chair). The Fund Review Liaison and the Audit Committee Chair each receive an additional annual retainer of $20,000. The other standing Committee Chairs receive an additional annual retainer of $15,000. In addition, directors are paid the following fees for attending Board and committee meetings:

          - $1,000 for attending the first day of an in-person Board of Directors meeting ($1,500 in the case of the Chair);

          - $2,000 for attending the second day of an in-person Board of Directors meeting ($3,000 in the case of the Chair);

          - $1,000 for attending the third day of an in-person Board of Directors meeting ($1,500 in the case of the Chair), assuming the third day ends no later than early afternoon;

          - $500 for in-person attendance at any committee meeting ($750 in the case of the Chair of each committee);

          A Director who participates telephonically in any in-person Board or Committee meeting receives half of the fee that Director would have received for attending, in-person, the Board or Committee meeting. For telephonic Board and Committee meetings, the Chair and each Director and Committee Chair, as applicable, receive a fee equal to half the fee he or she would have received for attending an in-person meeting.

          Directors also receive $3,500 per day when traveling, on behalf of a Fund, out of town on Fund business which does not involve a Board or committee meeting. In addition, directors are reimbursed for their out-of-pocket expenses in traveling from their primary or secondary residence to Board and committee meetings, on Fund business and to attend mutual fund industry conferences or seminars. The amounts specified above are allocated evenly among the funds in the First American Family of Funds.

          The directors may elect to defer payment of up to 100% of the fees they receive in accordance with a Deferred Compensation Plan (the "Plan"). Under the Plan, a director may elect to have his or her deferred fees treated as if they had been invested in shares of one or more funds and the amount paid to the director under the Plan will be determined based on the performance of such investments. Distributions may be taken in a lump sum or over a period of years. The Plan will remain unfunded for federal income tax purposes under the Internal Revenue Code of 1986, as amended. Deferral of director fees in accordance with the Plan will have a negligible impact on Fund assets and liabilities and will not obligate the Funds to retain any director or pay any particular level of compensation. The Funds do not provide any other pension or retirement benefits to directors.

          Legal fees and expenses are also paid to Dorsey & Whitney LLP, the law firm of which James D. Alt, Assistant Secretary of FAIF, FAF, FASF, and FACEF, is a partner.

          The following table sets forth information concerning aggregate compensation paid to each director of FAIF (i) by FAIF (column 2), and (ii) by FAIF, FAF, FASF, Mount Vernon Trust, and FACEF collectively (column 5) during the fiscal year ended June 30, 2008. No executive officer or affiliated person of FAIF received any compensation from FAIF in excess of $60,000 during such fiscal year or fiscal period.

Compensation during Fiscal Year Ended June 30, 2008

                                            AGGREGATE          PENSION OR          ESTIMATED       TOTAL COMPENSATION
                                          COMPENSATION    RETIREMENT BENEFITS   ANNUAL BENEFITS   FROM REGISTRANT AND
                                              FROM        ACCRUED AS PART OF         UPON          FUND COMPLEX PAID
NAME OF PERSON, POSITION                 REGISTRANT (1)      FUND EXPENSES         RETIREMENT      TO DIRECTORS (2)
------------------------                 --------------   -------------------   ---------------   -------------------
Benjamin R. Field III, Director             $101,379              -0-                 -0-               $155,500
Roger A. Gibson, Director                    109,206              -0-                 -0-                168,000
Victoria J. Herget, Director                 111,803              -0-                 -0-                172,250
John P. Kayser, Director                     100,401              -0-                 -0-                154,000
Leonard W. Kedrowski, Director               114,130              -0-                 -0-                176,250
Richard K. Riederer, Director                100,075              -0-                 -0-                153,500
Joseph D. Strauss, Director                  109,823              -0-                 -0-                168,625
Virginia L. Stringer, Director & Chair       182,059              -0-                 -0-                279,250
James M. Wade, Director                      100,890              -0-                 -0-                154,750

----------
(1) Included in the Aggregate Compensation from Registrant are amounts deferred by Directors pursuant to the Deferred Compensation Plan discussed below. Pursuant to this Plan, compensation was deferred for the following directors: Roger A. Gibson, $21,583; Victoria J. Herget, $33,194; Leonard
     W. Kedrowski, $52,031; and Joseph D. Strauss, $7,564.

(2) Included in the Total Compensation are amounts deferred for the following directors pursuant to the Deferred Compensation Plan: Roger A. Gibson, $33,600; Victoria J. Herget, $51,675; Leonard W. Kedrowski, $81,000; and Joseph D. Strauss, $11,775.

SALES LOADS

          Directors of the Funds and certain other Fund affiliates may purchase the Funds' Class A shares at net asset value without a sales charge. See the Class A share prospectuses for details.

                                 CODE OF ETHICS

          First American Investment Funds, Inc., FAF Advisors, Inc., and Quasar Distributors, LLC have each adopted a Code of Ethics pursuant to Rule 17j-1 of the 1940 Act. Each of these Codes of Ethics permits personnel to invest in securities for their own accounts, including securities that may be purchased or held by the Funds. These Codes of Ethics are on public file with, and are available from, the SEC.

                              PROXY VOTING POLICIES

          The policies and procedures that the Funds use to determine how to vote proxies relating to their portfolio securities are set forth in Appendix B.

              INVESTMENT ADVISORY AND OTHER SERVICES FOR THE FUNDS

INVESTMENT ADVISOR

          FAF Advisors, Inc. (the "Advisor"), 800 Nicollet Mall, Minneapolis, Minnesota 55402, serves as the investment advisor and manager of the Funds. The Advisor is a wholly owned subsidiary of U.S. Bank National Association ("U.S. Bank"), 800 Nicollet Mall, Minneapolis, Minnesota 55402, a national banking association that has professionally managed accounts for individuals, insurance companies, foundations, commingled accounts, trust funds, and others for over 75 years. U.S. Bank is, in turn, a subsidiary of U.S. Bancorp, 800 Nicollet Mall, Minneapolis, Minnesota 55402, which is a regional multi-state bank holding company headquartered in Minneapolis, Minnesota that primarily serves the Midwestern, Rocky Mountain and Northwestern states. U.S. Bancorp operates four banks and eleven trust companies with banking offices in twenty-four contiguous states. U.S. Bancorp also has various other subsidiaries engaged in financial services. At September 30, 2008, U.S. Bancorp and its consolidated subsidiaries had consolidated assets of more than $247 billion, consolidated deposits of more than $139 billion and shareholders' equity of $21.7 billion.

          Pursuant to an Investment Advisory Agreement dated April 2, 1991 (the "Advisory Agreement"), as amended, the Funds engaged U.S. Bank, through its First American Asset Management division ("FAAM"), to act as investment Advisor for, and to manage the investment of, the series of FAIF then in existence. The Advisory Agreement was assigned to the Advisor on May 2, 2001. The monthly fees paid to the Advisor are calculated on an annual basis based on each Fund's average daily net assets (before any waivers), as set forth in the table below:

                                        GROSS ADVISORY
FUND                                         FEE %
----                                    --------------
Core Bond Fund                               0.50
High Income Bond Fund                        0.70
Inflation Protected Securities Fund          0.50
Intermediate Government Bond Fund            0.50
Intermediate Term Bond Fund                  0.50
Short Term Bond Fund                         0.50
Total Return Bond Fund                       0.60
U.S. Government Mortgage Fund                0.50
Arizona Tax Free Fund                        0.50
California Intermediate Tax Free Fund        0.50
California Tax Free Fund                     0.50
Colorado Intermediate Tax Free Fund          0.50
Colorado Tax Free Fund                       0.50
Intermediate Tax Free Fund                   0.50
Minnesota Intermediate Tax Free Fund         0.50
Minnesota Tax Free Fund                      0.50
Missouri Tax Free Fund                       0.50
Nebraska Tax Free Fund                       0.50
Ohio Tax Free Fund                           0.50
Oregon Intermediate Tax Free Fund            0.50
Short Tax Free Fund                          0.50
Tax Free Fund                                0.50

          The Advisory Agreement requires the Advisor to arrange, if requested by FAIF, for officers or employees of the Advisor to serve without compensation from the Funds as directors, officers, or employees of FAIF if duly elected to such positions by the shareholders or directors of FAIF. The Advisor has the authority and responsibility to make and execute investment decisions for the Funds within the framework of the Funds' investment policies, subject to review by the Board of Directors of FAIF. The Advisor is also responsible for monitoring the performance of the various organizations providing services to the Funds, including the Funds' distributor, shareholder services agent, custodian, and accounting agent, and for periodically reporting to FAIF's Board of Directors on the performance of such organizations. The Advisor will, at its own expense, furnish the Funds with the necessary personnel, office facilities, and equipment to service the Funds' investments and to discharge its duties as investment advisor of the Funds.

          In addition to the investment advisory fee, each Fund pays all of its expenses that are not expressly assumed by the Advisor or any other organization with which the Fund may enter into an agreement for the performance of services. Each Fund is liable for such nonrecurring expenses as may arise, including litigation to which the Fund may be a party. FAIF may have an obligation to indemnify its directors and officers with respect to such litigation. The Advisor will be liable to the Funds under the Advisory Agreement for any negligence or willful misconduct by the Advisor other than liability for investments made by the Advisor in accordance with the explicit direction of the Board of Directors or the investment objectives and policies of the Funds. The Advisor has agreed to indemnify the Funds with respect to any loss, liability, judgment, cost or penalty that a Fund may suffer due to a breach of the Advisory Agreement by the Advisor.

          The Advisor may agree to a voluntary fee waiver for each of the Funds, which will be set forth in the Funds' Prospectuses. Any such fee waiver (or reimbursement) may be discontinued at any time. The Advisor also may absorb or reimburse expenses of the Funds from time to time, in its discretion, while retaining the ability to be reimbursed by the Funds for such amounts prior to the end of the fiscal year. This practice would have the effect of lowering a Fund's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are absorbed or reimbursed, as the case may be.

          The following table sets forth total advisory fees before waivers and after waivers for each of the Funds for the fiscal period ended June 30, 2006, and the fiscal years ended June 30, 2007 and June 30, 2008:

                                            FISCAL PERIOD ENDED             FISCAL YEAR ENDED              FISCAL YEAR ENDED
                                               JUNE 30, 2006                  JUNE 30, 2007                  JUNE 30, 2008
                                       -----------------------------  -----------------------------  -----------------------------
                                        ADVISORY FEE    ADVISORY FEE   ADVISORY FEE    ADVISORY FEE    ADVISORY FEE   ADVISORY FEE
FUND                                   BEFORE WAIVERS  AFTER WAIVERS  BEFORE WAIVERS  AFTER WAIVERS  BEFORE WAIVERS  AFTER WAIVERS
----                                   --------------  -------------  --------------  -------------  --------------  -------------
Core Bond Fund                           $7,017,650     $5,935,542      $8,798,340     $7,780,479      $8,264,262     $7,301,988
High Income Bond Fund                     1,357,103        989,397       1,881,003      1,352,241       1,772,113      1,252,833
Inflation Protected Securities Fund       1,131,338        622,109       1,647,597        957,956       1,307,444        711,566
Intermediate Government Bond Fund           213,042         40,252         198,072             --(1)      286,383         15,863
Intermediate Term Bond Fund               3,821,013      2,458,961       4,288,699      3,805,205       3,959,470      3,517,146
Short Term Bond Fund                      2,360,705      1,466,158       2,314,192      1,439,839       1,727,361      1,004,154
Total Return Bond Fund                    1,615,159      1,144,295       3,596,965      2,836,969       6,050,535      4,855,983
U.S. Government Mortgage Fund               683,727        460,952         816,259        476,605         742,878        396,168
Arizona Tax Free Fund                        98,606             --(1)      138,213             --(1)      144,351             --(1)
California Intermediate Tax Free Fund       209,430         96,198         296,787        116,028         285,693        104,990
California Tax Free Fund                    131,244             --(1)      188,316             --(1)      199,996             --(1)
Colorado Intermediate Tax Free Fund         170,566         62,672         211,050         37,206         233,616         57,455
Colorado Tax Free Fund                       81,346             --(1)      117,350             --(1)      114,795             --(1)
Intermediate Tax Free Fund                2,462,096      1,953,362       3,128,701      2,674,306       3,089,673      2,674,331
Minnesota Intermediate Tax Free Fund        809,293        593,589         992,725        752,160         957,861        729,409
Minnesota Tax Free Fund                     609,547        422,113         852,931        599,164         866,712        609,708
Missouri Tax Free Fund                      656,211        467,075         799,608        555,043         797,616        552,095
Nebraska Tax Free Fund                      152,530             --(1)      200,007             --(1)      192,020             --(1)
Ohio Tax Free Fund                          155,376             --(1)      211,667             --(1)      227,153             --(1)
Oregon Intermediate Tax Free Fund           494,201        332,012         609,795        402,080         609,599        404,259
Short Tax Free Fund                       1,072,516        586,855       1,013,458        545,583         761,835        370,044
Tax Free Fund                             1,838,505      1,428,776       2,687,624      2,264,314       2,682,998      2,264,794

(1) Advisory and certain other fees for the period were waived by the Advisor to comply with total operating expense limitations that were agreed upon by the funds and the Advisor.

ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES

          In addition to the sales charge payments and the distribution, service and transfer agency fees described in the prospectus and elsewhere in this Statement of Additional Information, the Advisor and/or the Distributor may make additional payments out of its own assets to selected intermediaries that sell shares of First American Funds (such as brokers, dealers, banks, registered investment advisors, retirement plan administrators and other intermediaries; hereinafter, individually, "Intermediary," and collectively, "Intermediaries") under the categories described below for the purposes of promoting the sale of Fund shares, maintaining share balances and/or for sub-accounting, administrative or shareholder processing services.

          The amounts of these payments could be significant and may create an incentive for an Intermediary or its representatives to recommend or offer shares of the Funds or other First American Funds to its customers. The Intermediary may elevate the prominence or profile of the Funds within the Intermediary's organization by, for example, placement on a list of preferred or recommended funds, and/or granting the Advisor and/or the Distributor preferential or enhanced opportunities to promote the Funds in various ways within the Intermediary's organization.

          These payments are made pursuant to negotiated agreements with Intermediaries. The payments do not change the price paid by investors for the purchase of a share or the amount a Fund will receive as proceeds from such sales. Furthermore, these payments are not reflected in the fees and expenses listed in the fee table section of the Funds' prospectuses and described above because they are not paid by the Funds.

          The categories of payments described below are not mutually exclusive, and a single Intermediary may receive payments under all categories.

Marketing Support Payments and Program Servicing Payments

          The Advisor and/or the Distributor may make payments for marketing support and/or program servicing to selected Intermediaries that are registered as holders or dealers of record for accounts invested in one or more of the First American Funds or that make First American Fund shares available through employee benefit plans or fee-based advisory programs to compensate them for the variety of services they provide.

          Marketing Support Payments. Services for which an Intermediary receives marketing support payments may include business planning assistance, advertising, educating the Intermediary's personnel about the First American Funds and shareholder financial planning needs, placement on the Intermediary's preferred or recommended fund company list, and access to sales meetings, sales representatives and management representatives of the Intermediary. In addition, Intermediaries may be compensated for enabling Fund representatives to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other events sponsored by the Intermediary.

          The Advisor and/or the Distributor compensates Intermediaries differently depending upon, among other factors, the number or value of Fund shares that the Intermediary sells or may sell, the value of the assets invested in the Funds by the Intermediary's customers, redemption rates, ability to attract and retain assets, reputation in the industry and the level and/or type of marketing assistance and educational activities provided by the Intermediary. Such payments are generally asset based but also may include the payment of a lump sum.

          Program Servicing Payments. Services for which an Intermediary receives program servicing payments typically include recordkeeping, reporting, or transaction processing, but may also include services rendered in connection with Fund/investment selection and monitoring, employee enrollment and education, plan balance rollover or separation, or other similar services. An Intermediary may perform program services itself or may arrange with a third party to perform program services.

          Program servicing payments typically apply to employee benefit plans, such as retirement plans, or fee-based advisory programs but may apply to retail sales and assets in certain situations. The payments are based on such factors as the type and nature of services or support furnished by the Intermediary and are generally asset based.

          Marketing Support and Program Servicing Payment Guidelines. In the case of any one Intermediary, marketing support and program servicing payments are not expected, with certain limited exceptions, to exceed, in the aggregate, 0.35% of the average net assets of Fund shares attributable to that Intermediary on an annual basis. Such exceptions include instances in which an Intermediary does not receive distribution fees with respect to a Fund share class which provides a distribution fee, in which case such Intermediary may receive up to 0.50% of the average net assets of that Fund share class attributable to that Intermediary on an annual basis. U.S. Bank, N.A. and its affiliates may be eligible to receive payments that exceed 0.35% of the average net assets of Fund shares attributable to U.S. Bank, N.A. or its affiliates on an annual basis. In addition, in connection with the sale of a business by the Advisor's parent company, U.S. Bank, N.A., to Great-West Life & Annuity Insurance Company ("Great-West"), the Advisor has entered into a services agreement with GWFS Equities, Inc., an affiliate of Great-West, which provides for payments of up to 0.60% of the average net assets of Fund shares attributable to GWFS Equities, Inc. on an annual basis.

Other Payments

          From time to time, the Advisor and/or the Distributor, at its expense, may provide other compensation to Intermediaries that sell or arrange for the sale of shares of the Fund(s), which may be in addition to marketing support and program servicing payments described above. For example, the Advisor and/or the Distributor may: (i) compensate Intermediaries for National Securities Clearing Corporation networking system services (e.g., shareholder communication, account statements, trade confirmations, and tax reporting) on an asset based or per account basis; (ii) compensate Intermediaries for providing Fund shareholder trading information; (iii) make one-time or periodic payments to reimburse selected Intermediaries for items such as ticket charges (i.e., fees that an Intermediary charges its representatives for effecting transactions in Fund shares) of up to $25 per purchase or exchange order, operational charges (e.g., fees that an Intermediary charges for establishing a Fund on its trading system), and literature printing and/or distribution costs; and (iv) at the direction of a retirement plan's sponsor, reimburse or pay direct expenses of an employee benefit plan that would otherwise be payable by the plan.

          When not provided for in a marketing support or program servicing agreement, the Advisor and/or the Distributor may pay Intermediaries for enabling the Advisor and/or the Distributor to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other Intermediary employees, client and investor events and other Intermediary -sponsored events, and for travel expenses, including lodging incurred by registered representatives and other employees in connection with prospecting, asset retention and due diligence trips. These payments may vary depending upon the nature of the event. The Advisor and/or the

Distributor makes payments for such events as it deems appropriate, subject to its internal guidelines and applicable law.

          The Advisor and/or the Distributor occasionally sponsors due diligence meetings for registered representatives during which they receive updates on various First American Funds and are afforded the opportunity to speak with portfolio managers. Invitations to these meetings are not conditioned on selling a specific number of shares. Those who have shown an interest in First American Funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, all or a portion of registered representatives' expenses in attending these meetings may be covered by the Advisor and/or the Distributor.

          Certain employees of the Advisor and its affiliates may receive cash compensation from the Advisor and/or the Distributor in connection with establishing new client relationships with the First American Funds. Total compensation of employees of the Advisor and/or the Distributor with marketing and/or sales responsibilities is based in part on their generation of new client relationships, including new client relationships with the First American Funds.

          Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as FINRA. Investors can ask their Intermediary for information about any payments it receives from the Advisor and/or the Distributor and the services it provides for those payments.

          Investors may wish to take Intermediary payment arrangements into account when considering and evaluating any recommendations relating to Fund shares.

Intermediaries Receiving Additional Payments

          The following is a list of Intermediaries receiving one or more of the types of payments discussed above as of September 30, 2008:

401(k) Company, Inc. (The)
Acclaim Benefits, Inc.
ADP Broker-Dealer, Inc.
A.G. Edwards & Sons, Inc.
AIG Retirement Company
American United Life Insurance Company
Ameriprise Financial Services, Inc.
Benefit Plan Administrative Services, Inc.
Bisys Retirement Services, Inc.
Charles Schwab & Co., Inc.
Citigroup Global Markets Inc.
CitiStreet Advisors LLC / CitiStreet LLC
Commonwealth Equity Services, LLP, DBA Commonwealth Financial Network Country Trust Bank
CPI Qualified Plan Consultants, Inc.
D.A. Davidson & Co.
Digital Retirement Solutions, Inc.
Dyatech, LLC
ExpertPlan, Inc.
Fidelity Brokerage Services LLC / National Financial Services LLC / Fidelity
   Investments Institutional Operations Company, Inc.
Fidelity Investments Institutional Operations Company, Inc.
Fintegra, LLC
Fiserv Trust Company
Genesis Employee Benefits, Inc. DBA America's VEBA Solution
GWFS Equities, Inc.
Hewitt Associates LLC
ICMA Retirement Corporation
International Clearing Trust Company
Janney Montgomery Scott LLC
J.P. Morgan Retirement Plan Services, LLC

Leggette Actuaries, Inc.
Lincoln Retirement Services Company LLC / AMG Service Corp.
Linsco/Private Ledger Corp.
Marshall & Ilsley Trust Company, N.A.
Massachusetts Mutual Life Insurance Company
Mercer HR Outsourcing LLC
Merrill Lynch, Pierce, Fenner & Smith Inc.
MetLife Securities, Inc.
Mid Atlantic Capital Corporation
Morgan Stanley & Co., Incorporated
MSCS Financial Services, LLC
Newport Retirement Services, Inc.
NYLife Distributors LLC
Pershing LLC
Planners Network, Inc.
Principal Life Insurance Company
Prudential Insurance Company of America (The)
Prudential Investment Management Services, LLC / Prudential Investments LLC Raymond James & Associates / Raymond James Financial Services, Inc.
RBC Dain Rauscher, Inc.
Reliance Trust Company
Retirement Plan Company, LLC (The)
Robert W. Baird & Co., Inc.
Stifel, Nicolaus & Co., Inc.
SunGard Institutional Brokerage Inc.
Symetra Life Insurance Company
T. Rowe Price Investment Services, Inc. / T. Rowe Price Retirement Plan Services, Inc.
TD Ameritrade, Inc.
UBS Financial Services, Inc.
Unified Trust Company, N.A.
U.S. Bancorp Investments, Inc.
U.S. Bank, N.A.
Vanguard Group, Inc.
Wachovia Bank, N.A.
Wachovia Securities, LLC
Wells Fargo Bank, N.A.
Wilmington Trust Company
Wilmington Trust Retirement and Institutional Services Company (formerly AST
   Capital Trust Company)
Woodbury Financial Services, Inc.

          Any additions, modification or deletions to the list of Intermediaries identified above that have occurred since September 30, 2008 are not reflected.

ADMINISTRATOR

          FAF Advisors, Inc. (the "Administrator") serves as Administrator pursuant to an Administration Agreement between the Administrator and the Funds, dated July 1, 2006. U.S. Bancorp Fund Services, LLC ("USBFS"), 615 East Michigan Street, Milwaukee, WI 53202, serves as sub-administrator pursuant to a Sub-Administration Agreement between the Administrator and USBFS dated July 1, 2005. USBFS is a subsidiary of U.S. Bancorp. Under the Administration Agreement, the Administrator provides, or compensates others to provide, services to the Funds. These services include various legal, oversight, administrative, and accounting services. The Funds pay the Administrator fees which are calculated daily and paid monthly. Prior to July 1, 2006, such fees were equal to each Fund's pro rata share of an amount equal, on an annual basis, to 0.15% of the aggregate average daily net assets of all open-end mutual funds in the First American Family of Funds up to $8 billion, 0.135% on the next $17 billion of aggregate average daily net assets, 0.12% on the next $25 billion of aggregate average daily net assets, and 0.10% of the aggregate average daily net assets in excess of $50 billion. All fees paid to USBFS, as sub-administrator, are paid from the administration fee.

          Prior to July 1, 2006, as part of the transfer agent fee, the Funds paid USBFS a fee equal, on an annual basis, to 0.10% of each fund's average daily net assets, to compensate USBFS for providing certain shareholder services and reimbursed USBFS for its payments to financial intermediaries that establish and maintain omnibus accounts and provide customary services for such accounts. Effective July 1, 2006, this fee was incorporated into the administration fee which, as a result, on an annual basis, is 0.25% of the aggregate average daily net assets of all open-end mutual funds in the First American Family of Funds up to $8 billion, 0.235% on the next $17 billion of the aggregate average daily net assets, 0.22% on the next $25 billion of the aggregate average daily net assets, and 0.20% of the aggregate average daily net assets in excess of $50 billion. In addition to these fees, the Funds may reimburse the Administrator for any out-of-pocket expenses incurred in providing administration services.

          The following table sets forth total administrative fees, after waivers, paid by each of the Funds listed below to the Administrator and USBFS for the fiscal period ended June 30, 2006, and the fiscal years ended June 30, 2007 and June 30, 2008:

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
FUND                                    JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
----                                    -------------   -------------   -------------
Core Bond Fund                            $1,773,007      $3,890,198      $3,643,554
High Income Bond Fund                        244,896         595,479         556,303
Inflation Protected Securities Fund          285,778         733,425         577,013
Intermediate Government Bond Fund             53,857          88,392         125,072
Intermediate Term Bond Fund                  965,643       1,908,661       1,745,816
Short Term Bond Fund                         596,629       1,026,892         764,278
Total Return Bond Fund                       339,926       1,293,655       2,255,056
U.S. Government Mortgage Fund                172,779         362,655         323,012
Arizona Tax Free Fund                         24,907          61,522          62,842
California Intermediate Tax Free Fund         52,906         132,163         125,467
California Tax Free Fund                      33,157          83,980          87,446
Colorado Intermediate Tax Free Fund           43,100          93,948         101,874
Colorado Tax Free Fund                        20,550          52,117          49,768
Intermediate Tax Free Fund                   622,068       1,392,829       1,364,196
Minnesota Intermediate Tax Free Fund         204,496         442,655         422,395
Minnesota Tax Free Fund                      153,985         379,744         381,768
Missouri Tax Free Fund                       165,804         356,037         351,363
Nebraska Tax Free Fund                        38,535          88,906          83,714
Ohio Tax Free Fund                            39,253          94,319          99,562
Oregon Intermediate Tax Free Fund            124,892         271,584         268,069
Short Tax Free Fund                          271,073         451,236         336,382
Tax Free Fund                                464,449       1,193,928       1,181,356

TRANSFER AGENT

          USBFS serves as the Funds' transfer agent pursuant to a Transfer Agency and Shareholder Servicing Agreement (the "Transfer Agent Agreement") between USBFS and the Funds dated July 1, 2006. For the period July 1, 2005 to July 1, 2006, the Funds paid $18,500 per share class and additional per account fees for transfer agent services. These fees were allocated to each Fund based upon the fund's pro rata share of the aggregate average daily net assets of the funds that comprise FAIF. Under the Transfer Agent Agreement, the Funds also paid USBFS a fee equal, on an annual basis, to 0.10% of each Fund's average daily net assets as compensation for providing certain shareholder services and to reimburse USBFS for its payments to intermediaries with whom it has contracted to establish and service omnibus accounts. In addition, USBFS was reimbursed for its out-of-pocket expenses incurred while providing its services to the Funds.

          Effective July 1, 2006, the Funds are charged transfer agent fees on a per shareholder account basis, subject to a minimum fee per share class. These fees will be charged to each fund based on the number of accounts within that fund. The 0.10% fee for shareholder services and payments to financial intermediaries has been incorporated into the administration fee. The $18,500 per share class fee that was charged in addition to per account fees has been eliminated. The Funds will continue to reimburse USBFS for out-of-pocket expenses incurred in providing transfer agent services.

          The following table sets forth transfer agent fees paid by the Funds to USBFS for the fiscal period ended June 30, 2006, and the fiscal years ended June 30, 2007 and June 30, 2008:

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
FUND                                    JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
----                                    -------------   -------------   -------------
Core Bond Fund                            $1,904,710       $249,886        $219,760
High Income Bond Fund                        263,075        118,170         109,184
Inflation Protected Securities Fund          306,877         91,151          90,007
Intermediate Government Bond Fund             57,906         53,824          54,000
Intermediate Term Bond Fund                1,037,728         57,013          54,000
Short Term Bond Fund                         641,285        117,083         102,261
Total Return Bond Fund                       364,892        110,026         107,999
U.S. Government Mortgage Fund                185,655        110,169         107,999
Arizona Tax Free Fund                         26,753         72,573          72,000
California Intermediate Tax Free Fund         56,822         54,104          54,000
California Tax Free Fund                      35,614         72,307          72,000
Colorado Intermediate Tax Free Fund           46,307         54,075          54,000
Colorado Tax Free Fund                        22,069         72,576          72,000
Intermediate Tax Free Fund                   668,293         54,665          54,000
Minnesota Intermediate Tax Free Fund         219,726         54,682          54,000
Minnesota Tax Free Fund                      165,412         77,570          72,000
Missouri Tax Free Fund                       178,136         72,125          72,000
Nebraska Tax Free Fund                        41,396         72,390          72,000
Ohio Tax Free Fund                            42,167         72,097          72,000
Oregon Intermediate Tax Free Fund            134,205         53,961          54,000
Short Tax Free Fund                          291,362         53,227          54,000
Tax Free Fund                                498,840         75,047          72,000

DISTRIBUTOR

          Quasar Distributors, LLC ("Quasar" or the "Distributor") serves as the distributor for the Funds' shares pursuant to a Distribution Agreement dated July 1, 2005 (the "Distribution Agreement"). The Distributor is a wholly owned subsidiary of U.S. Bancorp.

          Fund shares and other securities distributed by the Distributor are not deposits or obligations of, or endorsed or guaranteed by, U.S. Bank or its affiliates, and are not insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.

          Under the Distribution Agreement, the Funds have granted to the Distributor the exclusive right to sell shares of the Funds as agent and on behalf of the Funds. The Distributor pays compensation pursuant to the Distribution Agreement to securities firms, financial institutions (including, without limitation, banks) and other industry professionals (the "Participating Intermediaries") which enter into sales agreements with the Distributor. U.S. Bancorp Investment Services, Inc. ("USBI"), a broker-dealer affiliated with the Advisor, and U.S. Bank, are Participating Intermediaries.

          The Class A Shares pay to the Distributor a shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of the Class A Shares. The fee may be used by the Distributor to provide compensation for shareholder servicing activities with respect to the Class A Shares. The shareholder servicing fee is intended to compensate the Distributor for ongoing servicing and/or maintenance of shareholder accounts and may be used by the Distributor to provide compensation to intermediaries through whom shareholders hold their shares for ongoing servicing and/or maintenance of shareholder accounts. This fee is calculated and paid each month based on average daily net assets of Class A Shares each Fund for that month.

          The Class B Shares pay to the Distributor a shareholder servicing fee at the annual rate of 0.25% of the average daily net assets of the Class B Shares. The fee may be used by the Distributor to provide compensation for shareholder servicing activities with respect to the Class B Shares beginning one year after purchase. The Class B Shares also pay to the Distributor a distribution fee at the annual rate of 0.75% of the average daily net assets of the Class B Shares. The distribution fee is intended to compensate the distributor for advancing a commission to intermediaries purchasing Class B Shares.

          The Class C Shares pay to the Distributor a shareholder servicing fee at the annual rate of 0.25% of the average daily net assets of the Class C Shares. The fee may be used by the Distributor to provide compensation for shareholder servicing activities with respect to the Class C Shares. This fee is calculated and paid each month based on average daily net assets of the Class C Shares. The Class C Shares also pay to the Distributor a distribution fee at the annual rate of 0.75% of the average daily net assets of the Class C Shares. The Distributor may use the distribution fee to provide compensation to intermediaries through which shareholders hold their shares beginning one year after purchase.

          The Class R Shares pay to the Distributor a distribution fee at the annual rate of 0.50% of the average daily net assets of Class R Shares. The fee may be used by the Distributor to provide initial and ongoing sales compensation to its investment executives and to Participating Intermediaries in connection with sales of Class R Shares and to pay for advertising and other promotional expenses in connection with the distribution of Class R shares. This fee is calculated and paid each month based on average daily net assets of the Class R Shares.

          The Distributor receives no compensation for distribution of the Class Y Shares.

          The Distribution Agreement provides that it will continue in effect for a period of more than one year from the date of its execution only so long as such continuance is specifically approved at least annually by the vote of a majority of the Board members of FAIF and by the vote of the majority of those Board members of FAIF who are not interested persons of FAIF and who have no direct or indirect financial interest in the operation of FAIF's Rule 12b-1 Distribution and Service Plan or in any agreement related to such plan.

          The following tables set forth the amount of underwriting commissions paid by certain Funds and the amount of such commissions retained by Quasar, during the fiscal period ended June 30, 2006, and the fiscal years ended June 30, 2007 and June 30, 2008:

                         TOTAL UNDERWRITING COMMISSIONS

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
FUND                                    JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
----                                    -------------   -------------   -------------
Core Bond Fund                             $ 34,389        $ 41,491        $ 46,620
High Income Bond Fund                        38,640          35,818          22,250
Inflation Protected Securities Fund           9,051           5,810           4,596
Intermediate Government Bond Fund             1,430             671          17,068
Intermediate Term Bond Fund                  11,326           7,064           4,605
Short Term Bond Fund                         10,466           5,976           5,947
Total Return Bond Fund                       23,549           8,437          39,564
U.S. Government Mortgage Fund                 8,924          20,319           3,858
Arizona Tax Free Fund                        16,857          15,362          12,335
California Intermediate Tax Free Fund         4,603          14,190           3,074
California Tax Free Fund                     48,900          48,994          64,530
Colorado Intermediate Tax Free Fund             665           5,022           9,758
Colorado Tax Free Fund                        3,223           6,000           6,916
Intermediate Tax Free Fund                    4,619             914           5,437
Minnesota Intermediate Tax Free Fund         25,247           6,123          27,853
Minnesota Tax Free Fund                     189,617         330,339         357,965
Missouri Tax Free Fund                       22,031          59,848          18,993
Nebraska Tax Free Fund                        7,335           7,782          15,672
Ohio Tax Free Fund                            4,958           1,275           3,508
Oregon Intermediate Tax Free Fund            15,532           1,439           6,097
Short Tax Free Fund                              30           2,243              39
Tax Free Fund                                29,586          48,169          55,389

                   UNDERWRITING COMMISSIONS RETAINED BY QUASAR

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
FUND                                    JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
----                                    -------------   -------------   -------------
Core Bond Fund                             $ 2,924         $ 3,895         $ 4,547
High Income Bond Fund                        5,630           4,993           1,584
Inflation Protected Securities Fund          1,380             344             335
Intermediate Government Bond Fund              292             186           4,313
Intermediate Term Bond Fund                  1,671           1,098             918
Short Term Bond Fund                         2,741             887             917
Total Return Bond Fund                       2,053             969           3,384
U.S. Government Mortgage Fund                  689           1,935             424
Arizona Tax Free Fund                        1,131             998             898
California Intermediate Tax Free Fund          572           2,001             392
California Tax Free Fund                     3,890           4,588           5,050
Colorado Intermediate Tax Free Fund             91             708           1,274

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
FUND                                    JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
----                                    -------------   -------------   -------------
Colorado Tax Free Fund                         539             451             501
Intermediate Tax Free Fund                     781             107           1,049
Minnesota Intermediate Tax Free Fund         3,866             777           4,946
Minnesota Tax Free Fund                     15,207          25,975          40,301
Missouri Tax Free Fund                       1,825           5,594           1,401
Nebraska Tax Free Fund                         490             663           1,042
Ohio Tax Free Fund                             408              71             254
Oregon Intermediate Tax Free Fund            2,634             205             777
Short Tax Free Fund                              3             582               6
Tax Free Fund                                2,323           4,229           4,262

          The Distributor received the following compensation from the Funds during the Funds' most recent fiscal year ended June 30, 2008:

                                        NET UNDERWRITING   COMPENSATION ON
                                          DISCOUNTS AND    REDEMPTIONS AND    BROKERAGE        OTHER
                                           COMMISSIONS       REPURCHASES     COMMISSIONS   COMPENSATION*
                                        ----------------   ---------------   -----------   -------------
Core Bond Fund                               $ 4,547           $17,423            --             --
High Income Bond Fund                          1,584            11,009            --             --
Inflation Protected Securities Fund              335                38            --             --
Intermediate Government Bond Fund              4,313                --            --             --
Intermediate Term Bond Fund                      918                --            --             --
Short Term Bond Fund                             917                --            --             --
Total Return Bond Fund                         3,384             1,707            --             --
U.S. Government Mortgage Fund                    424            13,554            --             --
Arizona Tax Free Fund                            898                55            --             --
California Intermediate Tax Free Fund            392                --            --             --
California Tax Free Fund                       5,050               681            --             --
Colorado Intermediate Tax Free Fund            1,274                --            --             --
Colorado Tax Free Fund                           501             1,056            --             --
Intermediate Tax Free Fund                     1,049                --            --             --
Minnesota Intermediate Tax Free Fund           4,946                --            --             --
Minnesota Tax Free Fund                       40,301            17,831            --             --
Missouri Tax Free Fund                         1,401                --            --             --
Nebraska Tax Free Fund                         1,042                --            --             --
Ohio Tax Free Fund                               254                --            --             --
Oregon Intermediate Tax Free Fund                777                --            --             --
Short Tax Free Fund                                6                --            --             --
Tax Free Fund                                  4,262                79            --             --

* As disclosed below, the Funds also paid fees to the Distributor under FAIF's Rule 12b-1 Distribution and Service Plan. None of those fees were retained by the Distributor. The Distributor is compensated from fees earned by U.S. Bancorp Fund Services, LLC, under a separate arrangement as part of the Sub-Administration Agreement between FAF Advisors and U.S. Bancorp Fund Services, LLC.

          FAIF has also adopted a Distribution and Service Plan with respect to the Class A, Class B, Class C and Class R Shares of the Funds pursuant to Rule 12b-1 under the 1940 Act (the "Plan"). Rule 12b-1 provides in substance that a mutual fund may not engage directly or indirectly in financing any activity which is primarily intended to result in the sale of shares, except pursuant to a plan adopted under the Rule. The Plan authorizes the Distributor to retain the sales charges paid upon purchase of Class A, Class B and Class C Shares and authorize the Funds to pay the Distributor distribution and/or shareholder servicing fees. The Plan is a "compensation-type" plan under which the Distributor is entitled to receive the distribution and shareholder servicing fees regardless of whether its actual distribution and shareholder servicing expenses are more or less than the amount of the fees. The distribution fees under the Plan are used for primary purpose of compensating broker-dealers for their sales of the Funds. The shareholder servicing fees are used primarily for the purpose of providing compensation for the ongoing servicing and/or maintenance of shareholder accounts. The Plan authorizes the Distributor to retain the contingent deferred sales charge applied on redemptions of Class B and C Shares, except that portion which is reallowed to Participating Intermediaries. The Plan recognizes that the Distributor and the Advisor, in their discretion, may from time to time use their own assets to pay for certain additional costs of distributing Class A, Class B, Class C and Class R Shares. Any such arrangements to pay such additional costs may be commenced or discontinued by the Distributor or the Advisor at any time.

          The following table sets forth the total Rule 12b-1 fees, after waivers, paid by certain of the Funds for the fiscal year ended June 30, 2008 with respect to the Class A shares, Class B shares, Class C shares and Class R shares of the Funds. As noted above, no distribution fees are paid with respect to Class Y shares.

                                             FISCAL YEAR ENDED JUNE 30, 2008
                                                    RULE 12B-1 FEES
                                        ----------------------------------------
                                        CLASS A    CLASS B    CLASS C   CLASS R
FUND                                     SHARES     SHARES    SHARES     SHARES
----                                    --------   -------   --------   --------
Core Bond Fund                          $252,258   $84,960   $ 45,193    $1,136
High Income Bond Fund                     70,673    40,004     70,845       946
Inflation Protected Securities Fund        7,604         *      3,439     5,122
Intermediate Government Bond Fund          6,381         *          *         *
Intermediate Term Bond Fund               43,960         *          *         *
Short Term Bond Fund                      96,088         *          *         *
Total Return Bond Fund                    37,684    22,445     28,816     1,202
U.S. Government Mortgage Fund             31,046    43,125     26,187     4,056
Arizona Tax Free Fund                     18,317         *      8,703         *
California Intermediate Tax Free Fund      1,567         *          *         *
California Tax Free Fund                  18,522         *      9,853         *
Colorado Intermediate Tax Free Fund        9,140         *          *         *
Colorado Tax Free Fund                    16,584         *     17,884         *
Intermediate Tax Free Fund                41,979         *          *         *
Minnesota Intermediate Tax Free Fund      13,922         *          *         *
Minnesota Tax Free Fund                  260,325         *    110,184         *
Missouri Tax Free Fund                    60,444         *      3,283         *
Nebraska Tax Free Fund                    15,929         *     11,548         *
Ohio Tax Free Fund                         1,670         *      1,276         *
Oregon Intermediate Tax Free Fund         10,433         *          *         *
Short Tax Free Fund                        3,570         *          *         *
Tax Free Fund                             89,731         *     18,572         *

----------
*    Fund or class was not in operation during this fiscal period.

          The following table sets forth the Rule 12b-1 fees the Distributor paid to Participating Intermediaries for the fiscal year ended June 30, 2008 with respect to the Class A shares, Class B shares, Class C shares and Class R shares of the Funds.

                                            FISCAL YEAR ENDED JUNE 30, 2008
                                        --------------------------------------
                                        CLASS A    CLASS B   CLASS C   CLASS R
                                         SHARES     SHARES    SHARES    SHARES
                                        --------   -------   -------   -------
Core Bond Fund                          $131,262   $18,929   $14,237     $370
High Income Bond Fund                     16,389     6,836    15,984      644
Inflation Protected Securities Fund        5,040         *     1,723       --
Intermediate Government Bond Fund          1,949         *         *        *
Intermediate Term Bond Fund               24,014         *         *        *
Short Term Bond Fund                      48,260         *         *        *
Total Return Bond Fund                    26,540     4,489    16,463      249
U.S. Government Mortgage Fund             24,294     9,967     5,711       --
Arizona Tax Free Fund                        364         *     2,067        *
California Intermediate Tax Free Fund      4,590         *         *        *
California Tax Free Fund                  22,704         *     7,766        *
Colorado Intermediate Tax Free Fund        4,975         *         *        *
Colorado Tax Free Fund                     4,718         *     2,356        *
Intermediate Tax Free Fund                22,934         *         *        *
Minnesota Intermediate Tax Free Fund      15,067         *         *        *
Minnesota Tax Free Fund                   36,640         *    64,808        *
Missouri Tax Free Fund                    50,217         *     2,482        *
Nebraska Tax Free Fund                     3,217         *     4,848        *
Ohio Tax Free Fund                         1,249         *       945        *
Oregon Intermediate Tax Free Fund          6,959         *         *        *
Short Tax Free Fund                        3,074         *         *        *
Tax Free Fund                             28,911         *     5,109        *

----------
*    Fund or class was not in operation during this fiscal period.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          Custodian. U.S. Bank, 60 Livingston Avenue, St. Paul, MN 55101, acts as the custodian for each Fund (the "Custodian"). U.S. Bank is a subsidiary of U.S. Bancorp. The Custodian takes no part in determining the investment policies of the Funds or in deciding which securities are purchased or sold by the Funds. All of the instruments representing the investments of the Funds and all cash are held by the Custodian. The Custodian delivers securities against payment upon sale and pays for securities against delivery upon purchase. The Custodian also remits Fund assets in payment of Fund expenses, pursuant to instructions of FAIF's officers or resolutions of the Board of Directors.

          As compensation for its services as custodian to the Funds, the Custodian is paid a monthly fee calculated on an annual basis equal to 0.005% of each such Fund's average daily net assets. In addition, the Custodian is reimbursed for its out-of-pocket expenses incurred while providing services to the Funds. The Custodian continues to serve so long as its appointment is approved at least annually by the Board of Directors including a majority of the directors who are not interested persons (as defined under the 1940 Act) of FAIF.

          Independent Registered Public Accounting Firm. Ernst & Young LLP, 220 South Sixth Street, Suite 1400, Minneapolis, Minnesota 55402, serves as the Funds' independent registered public accounting firm, providing audit services, including audits of the annual financial statements.

                               PORTFOLIO MANAGERS

OTHER ACCOUNTS MANAGED

          The following table sets forth the number and total assets of the mutual funds and accounts managed by the Funds' portfolio managers as of June 30, 2008.

                                                          NUMBER OF                         AMOUNT SUBJECT TO
PORTFOLIO MANAGER          TYPE OF ACCOUNT MANAGED         ACCOUNTS       ASSETS          PERFORMANCE-BASED FEE
-----------------      --------------------------------   ---------   --------------   --------------------------
Christopher L. Drahn   Registered Investment Company           3      $243.1 million                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          5      $209.3 million                            0
Jeffrey J. Ebert       Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                         14      $736.7 million   1 account - $137.5 million
John T. Fruit          Registered Investment Company           1      $ 74.8 million                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          0                   0                            0
Michael S. Hamilton    Registered Investment Company           1      $412.0 million                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          2      $175.0 million                            0
Gregory A. Hanson      Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                         13      $  1.2 billion                            0
Wan-Chong Kung         Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                         12      $423.0 million                            0
Chris J. Neuharth      Registered Investment Company           5      $696.4 million                            0
                       Other Pooled Investment Vehicles        1      $984.0 million                            0
                       Other Accounts                         12      $  1.3 billion   1 account - $137.5 million

                                                          NUMBER OF                         AMOUNT SUBJECT TO
PORTFOLIO MANAGER          TYPE OF ACCOUNT MANAGED         ACCOUNTS       ASSETS          PERFORMANCE-BASED FEE
-----------------      --------------------------------   ---------   --------------   --------------------------
Marie A. Newcome       Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        1      $984.0 million                            0
                       Other Accounts                         32      $415.0 million                            0
Jason J. O'Brien       Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          0                   0                            0
Timothy A. Palmer      Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        1      $108.7 million                            0
                       Other Accounts                         13      $576.0 million                            0
Linda M. Sauber        Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          0                   0                            0
Jeffrey T. Schmitz     Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          0                   0                            0
Michael L. Welle       Registered Investment Company           0                   0                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          1      $  2.0 million                            0
Douglas J. White       Registered Investment Company           4      $655.1 million                            0
                       Other Pooled Investment Vehicles        0                   0                            0
                       Other Accounts                          6      $121.8 million                            0

          SIMILAR ACCOUNTS. The Funds' portfolio managers often manage multiple accounts. The Advisor has adopted policies and procedures regarding brokerage and trade allocation and allocation of investment opportunities that it believes are reasonably designed to address potential conflicts of interest associated with managing multiple accounts for multiple clients.

COMPENSATION

          Portfolio manager compensation consists primarily of base pay, an annual cash incentive and long term incentive payments.

          Base pay is determined based upon an analysis of the portfolio manager's general performance, experience, and market levels of base pay for such position.

          Portfolio managers are paid an annual incentive based upon investment performance, generally over the past one- and three-year periods unless the portfolio manager's tenure is shorter. The maximum potential annual cash incentive is equal to a multiple of base pay, determined based upon the particular portfolio manager's performance and experience, and market levels of base pay for such position.

          For managers of the Bond Funds, the portion of the maximum potential annual cash incentive that is paid out is based upon performance relative to the portfolio's benchmark and performance relative to an appropriate Lipper industry peer group. Generally, the threshold for payment of an annual cash incentive is
(i) benchmark performance and (ii) median performance versus the peer group, and the maximum annual cash incentive is attained at (i) a spread over the benchmark which the Advisor believes will, over time, deliver top quartile performance and
(ii) top quartile performance versus the Lipper industry peer group.

          For managers of the Tax Free Funds, the portion of the maximum potential annual cash incentive that is paid out is based upon performance relative to an appropriate Lipper industry peer group, and for certain portfolio managers is also based on a subjective component. Generally, the threshold for payment of an annual cash incentive is median performance versus the peer group, and the maximum annual cash incentive is attained at top quartile performance versus the Lipper industry peer group.

          Investment performance is measured on a pre-tax basis, gross of fees for Fund results and for the Lipper industry peer group.

          Long term incentive payments are paid to portfolio managers on an annual basis based upon general performance and expected contributions to the success of the Advisor. Long-term incentive payments are comprised of two components: (i) performance equity units of the Advisor and (ii) U.S. Bancorp options and restricted stock.

          There are generally no differences between the methods used to determine compensation with respect to the Funds and the Other Accounts shown in the table below.

OWNERSHIP OF FUND SHARES

          The following table indicates as of June 30, 2008 the value, within the indicated range, of shares beneficially owned by the portfolio managers in each Fund they manage. For purposes of this table, the following letters indicate the range listed next to each letter:

A - $0
B - $1 - $10,000
C - $10,001 - $50,000
D - $50,001 - $100,000
E - $100,001 - $500,000
F - $500,001 - $1,000,000
G - More than $1 million

                                                                                   OWNERSHIP IN FUND
PORTFOLIO MANAGER                      FUND                    OWNERSHIP IN FUND        COMPLEX
-----------------      -------------------------------------   -----------------   -----------------
Christopher L. Drahn   California Intermediate Tax Free Fund           A                   F
                       California Tax Free Fund                        A
                       Colorado Intermediate Tax Free Fund             A
                       Colorado Tax Free Fund                          A
                       Intermediate Tax Free Fund                      A
                       Minnesota Intermediate Tax Free Fund            A
                       Minnesota Tax Free Fund                         A
                       Missouri Tax Free Fund                          A
                       Nebraska Tax Free Fund                          A
                       Ohio Tax Free Fund                              A
                       Oregon Intermediate Tax Free Fund               A
                       Short Tax Free Fund                             A
                       Tax Free Fund                                   A
Jeffrey J. Ebert       Core Bond Fund                                  C                   D
                       Intermediate Term Bond Fund                     A
                       Total Return Bond Fund                          A
John T. Fruit          High Income Bond Fund                           D                   E
Michael S. Hamilton    Arizona Tax Free Fund                           A                   D
                       California Intermediate Tax Free Fund           A
                       California Tax Free Fund                        A
                       Ohio Tax Free Fund                              A
                       Oregon Intermediate Tax Free Fund               A
Gregory A. Hanson      High Income Bond Fund                           A                   E
Wan-Chong Kung         Core Bond Fund                                  D                   E
                       Inflation Protected Securities Fund             A
                       Intermediate Government Bond Fund               A
                       Intermediate Term Bond Fund                     A
                       Total Return Bond Fund                          A
Chris J. Neuharth      Core Bond Fund                                  D                   E
                       Short Term Bond Fund                            A

                                                                                   OWNERSHIP IN FUND
PORTFOLIO MANAGER                      FUND                    OWNERSHIP IN FUND        COMPLEX
-----------------      -------------------------------------   -----------------   -----------------
                       Total Return Bond Fund                          A
                       U.S. Government Mortgage Fund                   A
Marie A. Newcome       Short Term Bond Fund                            A                   C
Jason J. O'Brien       U.S. Government Mortgage Fund                   A                   D
Timothy A. Palmer      Core Bond Fund                                  A                   B
                       Total Return Bond Fund                          A
Linda M. Sauber        Inflation Protected Securities Fund             A                   D
                       Intermediate Government Bond Fund               A
Jeffrey T. Schmitz     High Income Bond Fund                           A                   C
Michael L. Welle       Colorado Intermediate Tax Free Fund             A                   B
                       Colorado Tax Free Fund                          A
                       Nebraska Tax Free Fund                          A
                       Short Tax Free Fund                             A
Douglas J. White       Arizona Tax Free Fund                           A                   E
                       Intermediate Tax Free Fund                      A
                       Minnesota Intermediate Tax Free Fund            A
                       Minnesota Tax Free Fund                         A
                       Missouri Tax Free Fund                          A
                       Tax Free Fund                                   A

               PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

          Decisions with respect to which securities are to be bought or sold, the total amount of securities to be bought or sold, the broker-dealer with or through which the securities transactions are to be effected and the commission rates applicable to the trades are made by the Advisor.

          In selecting a broker-dealer to execute securities transactions, the Advisor considers a variety of factors, including the execution capability, financial responsibility and responsiveness of the broker-dealer in seeking best price and execution. Subject to the satisfaction of its obligation to seek best execution, other factors the Advisor may consider include a broker-dealer's access to initial public offerings and the nature and quality of any brokerage and research products and services the broker-dealer provides. However, the Advisor may cause the Funds to pay a broker-dealer a commission in excess of that which another broker-dealer might have charged for effecting the same transaction (a practice commonly referred to as "paying up"). However, the Advisor may cause the Funds to pay up in recognition of the value of brokerage and research products and services provided to the Advisor by the broker-dealer. The broker-dealer may directly provide such products or services to the Advisor or purchase them form a third party and provide them to the Advisor. In such cases, the Funds are in effect paying for the brokerage and research products and services in so-called "soft-dollars". However, the Advisor will authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged only if the Advisor determined in good faith that the amount of such commission was reasonable in relation to the value of the brokerage and research products and services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Advisor with respect to the managing its accounts.

          The types of research products and services the Advisor receives include economic analysis and forecasts, financial market analysis and forecasts, industry and company specific analysis, interest rate forecasts, and other services that assist in the investment decision making process. Research products and services are received primarily in the form of written reports, computer-generated services, telephone contacts and personal meetings with security analysts. Research services may also be provided in the form of meetings arranged with corporate and industry spokespersons or may be generated by third parties but are provided to the Advisor by, or through, broker-dealers.

          The research products and services the Advisor receives from broker-dealers are supplemental to, and do not necessarily reduce, the Advisor's own normal research activities. As a practical matter, however, it would be impossible for the Advisor to generate all of the information presently provided by broker-dealers. The expenses of the Advisor would be materially increased if they attempted to generate such additional information through their own staffs. To the extent that the Advisor could use cash to purchase many of the brokerage and research products and services received for allocating securities transactions to broker-dealers, the Advisor are relieved of expenses that they might otherwise bear when such services are provided by broker-dealers.

          As a general matter, the brokerage and research products and services the Advisor receive from broker-dealers are used to service all of their respective accounts. However, any particular brokerage and research product or service may not be used to service each and every client account, and may not benefit the particular accounts that generated the brokerage commissions. For example, equity commissions may pay for brokerage and research products and services utilized in managing fixed income accounts.

          In some cases, the Advisor may receive brokerage or research products or services that are used for both brokerage or research purposes and other purposes, such as accounting, record keeping, administration or marketing. In such cases, the Advisor will make a good faith effort to decide the relative proportion of the cost of such products or services used for non-brokerage or research purposes and will pay for such portion from its own funds. In such circumstance, the Advisor has a conflict of interest in making such decisions.

          Many of the Funds' portfolio transactions involve payment of a brokerage commission by the appropriate Fund. In some cases, transactions are with dealers or issuers who act as principal for their own accounts and not as brokers. Transactions effected on a principal basis, other than certain transactions effected on a so-called riskless principal basis, are made without the payment of brokerage commissions but at net prices which usually include a spread or markup. In effecting transactions in over-the-counter securities, the Funds typically deal with market makers unless it appears that better price and execution are available elsewhere.

          Foreign equity securities may be held in the form of American Depositary Receipts, or ADRs, European Depositary Receipts, or EDRs, or securities convertible into foreign equity securities. ADRs and EDRs may be listed on stock exchanges or traded in the over-the-counter markets in the United States or overseas. The foreign and domestic debt securities and money market instruments in which the Funds may invest are generally traded in the over-the-counter markets.

          The Funds do not effect any brokerage transactions in their portfolio securities with any broker or dealer affiliated directly or indirectly with the Advisor or Distributor unless such transactions, including the frequency thereof, the receipt of commission payable in connection therewith, and the selection of the affiliated broker or dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Funds, as determined by the Board of Directors. Any transactions with an affiliated broker or dealer must be on terms that are both at least as favorable to the Funds as the Funds can obtain elsewhere and at least as favorable as such affiliated broker or dealer normally gives to others.

          When two or more clients of the Advisor are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in a manner considered by the Advisor to be equitable to each client. In some cases, this system could have a detrimental effect on the price or volume of the security as far as each client is concerned. In other cases, however, the ability of the clients to participate in volume transactions may produce better executions for each client.

          The following table sets forth the aggregate brokerage commissions paid by certain of the Funds during the fiscal period ended June 30, 2006, and the fiscal years ended June 30, 2007 and June 30, 2008:

                                        FISCAL PERIOD    FISCAL YEAR     FISCAL YEAR
                                            ENDED           ENDED           ENDED
                                        JUNE 30, 2006   JUNE 30, 2007   JUNE 30, 2008
                                        -------------   -------------   -------------
Core Bond Fund                             $ 3,545         $ 1,352         $    --
High Income Bond Fund                       15,449          36,147          38,569
Inflation Protected Securities Fund            331           8,805           2,888
Intermediate Government Bond Fund               --              --              --

Intermediate Term Bond Fund                  2,029           1,775              --
Short Term Bond Fund                            --           1,131              --
Total Return Bond Fund                       6,363          37,148          26,392
U.S. Government Mortgage Fund                   --             342              --
Arizona Tax Free Fund                           --              --              --
California Intermediate Tax Free Fund           --              --              --
California Tax Free Fund                        --              --              --
Colorado Intermediate Tax Free Fund             --              --              --
Colorado Tax Free Fund                          --              --              --
Intermediate Tax Free Fund                      --              --              --
Minnesota Intermediate Tax Free Fund            --              --              --
Minnesota Tax Free Fund                         --              --              --
Missouri Tax Free Fund                          --              --              --
Nebraska Tax Free Fund                          --              --              --
Ohio Tax Free Fund                              --              --              --
Oregon Intermediate Tax Free Fund               --              --              --
Short Tax Free Fund                             --              --              --
Tax Free Fund                                   --              --              --

----------
--   No commissions paid.

          At June 30, 2008, certain Funds held the securities of their "regular brokers or dealers" as follows:



                                 REGULAR BROKER OR      AMOUNT OF
                                   DEALER ISSUING    SECURITIES HELD
FUND                                 SECURITIES       BY FUND (000)     TYPE OF SECURITIES
----                             -----------------   ---------------   ---------------------
Core Bond                        Merrill Lynch           $ 9,491       Corporate Obligations
                                 Morgan Stanley           15,119       Corporate Obligations
Inflation Protected Securities   Merrill Lynch           $ 1,477       Corporate Obligations
Intermediate Term Bond           CS First Boston         $ 6,112       Corporate Obligations
                                 Merrill Lynch             4,859       Corporate Obligations
                                 Morgan Stanley            6,491       Corporate Obligations
Short Term Bond                  Goldman Sachs           $ 2,637       Corporate Obligations
                                 Morgan Stanley            3,871       Corporate Obligations
Total Return Bond                Merrill Lynch           $ 2,448       Corporate Obligations
                                 Morgan Stanley            5,330       Corporate Obligations

                                  CAPITAL STOCK

          Each share of each Fund's $.01 par value common stock is fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Funds have no preemptive or conversion rights.

          Each share of a Fund has one vote. On some issues, such as the election of directors, all shares of all FAIF Funds vote together as one series. The shares do not have cumulative voting rights. On issues affecting only a particular Fund, the shares of that Fund will vote as a separate series. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a Fund or to approve, disapprove or alter a distribution plan.

          The Bylaws of FAIF provide that annual shareholders meetings are not required and that meetings of shareholders need only be held with such frequency as required under Minnesota law and the 1940 Act.

          As of October 6, 2008, the directors and officers of FAIF as a group owned less than 1% of each Fund's outstanding shares and the Funds were aware that the following persons owned of record 5% or more of the outstanding shares of each class of stock of the Funds:

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
ARIZONA TAX FREE

MS&CO FBO                                     14.00%
TAYLOR TRUST FARMS LLC A
PARTNERSHIP
ROBERT W MOORE MGR
PO BOX 128
WADDELL AZ 85355-0128

RAMESH C PATRI                                 5.70%
4733 E QUARTZ MOUNTAIN RD
PARADISE VLY AZ 85253-3202

SCOTT TRUST                                    5.20%
MARIAN G SCOTT TR
U/A 04/17/2000
4507 191ST PL NE
SAMMAMISH WA 98074-4633

UBS FINANCIAL SERVICES INC. FBO                5.07%
MARIAN HATFIELD TTEE
JMA SUBTRUST
U/A DTD 06/30/99
9411 W KERRY LN
PEORIA AZ 85382-3691

WILLIAM BLAIR & CO. L.L.C.                                        15.29%
MARTHA ELFRIEDE BROWN
222 W ADAMS STREET
CHICAGO IL 60606-5312

MS&CO FBO                                                         13.21%
THOMAS A STEELE TTEE
SARABELLE STEELE REV
LIV TR U/A DTD 4/24/2001
17 HARBORVIEW DR
RYE NH 03870-6119

MS&CO FBO                                                          9.30%
LOIS A DOYLE TTEE
LOIS ANNE DOYLE TR U/A
DTD 07/21/1994
9608 W PINERIDGE DR
SUN CITY AZ 85351-2443

FIRST CLEARING, LLC                                                8.53%
DONALD L FLAMM REV TRUST TRUST
DONALD L FLAMM TTEE
6115 LINCOLN DR APT 355
EDINA MN 55436-1630

WELLS FARGO INVESTMENTS LLC                                        7.49%
625 MARQUETTE AVE S 13TH FLOOR
MINNEAPOLIS MN 55402-2323

NFS LLC FEBO                                                       6.76%
HARRIET B MARTIN REVOCABLE LIVIN
HARRIET MARTIN
U/A 10/22/07
5401 W DAILEY ST APT 3111
GLENDALE AZ 85306-4773

FIRST CLEARING, LLC                                                6.66%
THE ROBERT P COURSEY TRUST
7231 E BROADWAY RD APT 121
MESA AZ 85208-9218

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
BAND & CO                                                                   69.44%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     18.67%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             11.89%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CALIFORNIA INTERMEDIATE TAX FREE

LPL FINANCIAL                                  7.87%
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

UBS FINANCIAL SERVICES INC. FBO                7.70%
LINBROOK TILE, INC.
1656 S STATE COLLEGE BLVD
ANAHEIM CA 92806-6021

U.S. BANCORP INVESTMENTS INC.                  7.20%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                  5.92%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

BAND & CO                                                                   79.72%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             16.74%
PO BOX 1787
MILWAUKEE WI 53201-1787

CALIFORNIA TAX FREE

U.S. BANCORP INVESTMENTS INC                  12.41%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

US BANCORP INVESTMENTS INC.                    7.03%
60 LIVINGSTON AVE
ST PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                                     11.48%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                                     11.29%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                                     10.59%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
MERRILL LYNCH PIERCE FENNER & SMITH                                5.50%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

MSANDCO FBO                                                        5.30%
C R BROWN & J BROWN TTEE
BROWN FAMILY TRUST U/A
DTD 09/13/1995
79765 LIGA
LAQUINTA CA 92253-4578

BAND & CO                                                                   85.14%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             11.17%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

COLORADO INTERMEDIATE TAX FREE

MERRILL LYNCH PIERCE FENNER & SMITH           11.15%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

BAND & CO                                                                   81.42%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             13.34%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

COLORADO TAX FREE

UBS FINANCIAL SERVICES INC. FBO                                    8.06%
M B E LIMITED PARTNERSHIP
C/O DON DITMARS
A PARTNERSHIP
PO BOX 126
CASTLE ROCK CO 80104-0126

BAND & CO                                                                   64.43%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

NFS LLC FEBO                                                                19.58%
ALLIANCE BANK NA
ALLIANCE BANK TRUST DEPARTMENT
160 MAIN ST
ONEIDA NY 13421-1629

WASHINGTON & CO                                                             12.45%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CORE BOND

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
ORCHARD TRUST CO LLC TRUSTEE/C                 7.03%
FBO RETIREMENT PLANS
8515 E ORCHARD RD 2T2
GREENWOOD VLG CO 80111-5002

ORCHARD TRUST CO LLC TRUSTEE/C                                    13.51%
FBO RETIREMENT PLANS
8515 E ORCHARD RD 2T2
GREENWOOD VLG CO 80111-5002

BAND & CO                                                                   59.24%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     12.71%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             12.20%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

ORCHARD TRUST CO LLC TRUSTEE/C                                               7.68%
FBO RETIREMENT PLANS
8515 E ORCHARD RD 2T2
GREENWOOD VLG CO 80111-5002

US BANK CUST                                                                 6.74%
US BANCORP CAP
U/A 01-01-1984
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2575

MG TRUST COMPANY TRUSTEE                                                              39.77%
MICHIGAN EDUCATIONAL PERSONNEL
SERV
700 17TH STREET
SUITE 300
DENVER CO 80202-3531

MG TRUST                                                                              20.91%
SHUMATE TRI-CITY LLC 401K
700 17TH ST STE 300
DENVER CO 80202-3531

INTERNATIONAL CLEARING TRUST CO                                                       10.36%
TR AMERICAN MEDICAL
IDENTIFICATIONS
LTD LLP PSP
6940 COLUMBIA GATEWAY DR STE 200
COLUMBIA MD 21046-2876

MG TRUST CO CUST FBO                                                                   9.38%
IVERSEN & BIONDO ASSOCIATES INC
401K
700 17TH ST STE 300
DENVER CO 80202-3531

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
MG TRUST COMPANY CUST. FBO                                                             5.58%
M. LONDON, INC. 401K
401K
700 17TH ST STE 300
DENVER CO 80202-3531

HIGH INCOME BOND

BAND & CO                                                                   75.81%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             12.75%
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     9.93%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

U S BANCORP INVESTMENTS INC                                                           73.71%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

MG TRUST COMPANY CUST. FBO                                                            15.59%
JOHNSON-QUAID VENTURES, LLC
700 17TH ST STE 300
DENVER CO 80202-3531

INFLATION PROTECTED SECURITIES

NFS LLC FEBO                                  11.62%
ALEXANDER PRIMAK JEWELRY INC
2 W 47TH ST
NEW YORK NY 10036-3319

U.S. BANCORP INVESTMENTS INC.                  7.48%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

MERRILL LYNCH PIERCE FENNER & SMITH                               23.53%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

FIRST CLEARING LLC                                                10.16%
MICHELLE J PERRY
85 FULTON ST
WEEHAWKEN NJ 07086-7060

U S BANCORP INVESTMENTS INC                                        9.41%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

PERSHING LLC                                                       9.40%
PO BOX 2052
JERSEY CITY NJ 07303-2052

U S BANCORP INVESTMENTS INC                                        8.68%
60 LIVINGSTON AVE
ST PAUL MN 55107-2292

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
U S BANCORP INVESTMENTS INC                                        6.33%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

BAND & CO                                                                   65.13%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     16.16%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             13.43%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

PIMS/PRUDENTIAL RETIREMENT                                                            99.90%
AS NOMINEE FOR THE TTEE/CUST PL 007
PBC MANAGEMENT, INC.
1148 BROADWAY
3RD FLOOR MAIN OFFICE
COLUMBUS GA 31901

INTERMEDIATE GOVERNMENT BOND

AMERITRADE INC                                23.10%
PO BOX 2226
OMAHA NE 68103-2226

MERRILL LYNCH PIERCE FENNER & SMITH           10.23%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

TRUSTLYNX & CO                                 7.49%
TRUSTLYNX
PO BOX 173736
DENVER CO 80217-3736

US BANK CUST                                                                50.38%
US BANCORP CAP
U/A 01-01-1984
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2575

BAND & CO                                                                   20.19%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             14.58%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     13.59%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

INTERMEDIATE TAX FREE

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
UNIFIED TRUST COMPANY NA                       7.02%
OMNIBUS TRUST
2353 ALEXANDRIA DR STE 100
LEXINGTON KY 40504-3208

ROBERT W BAIRD & CO. INC.                      6.06%
777 EAST WISCONSIN AVENUE
MILWAUKEE WI 53202-5300

BAND & CO                                                                   63.19%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             27.54%
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     8.77%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

INTERMEDIATE TERM BOND

ORCHARD TRUST CO LLC TRUSTEE/C                12.72%
FBO RETIREMENT PLANS
8515 E ORCHARD RD 2T2
GREENWOOD VLG CO 80111-5002

BAND & CO                                                                   55.25%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     22.13%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             15.21%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

MINNESOTA INTERMEDIATE TAX FREE

PERSHING LLC                                   8.72%
PO BOX 2052
JERSEY CITY NJ 07303-2052

US BANCORP INVESTMENTS INC                     7.93%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

PERSHING LLC                                   5.55%
PO BOX 2052
JERSEY CITY NJ 07303-2052

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
ALFRED P GALE                                  5.48%
2350 HIGHLAND RD
MAPLE PLAIN MN 55359-9570

BAND & CO                                                                   92.40%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

MINNESOTA TAX FREE

MERRILL LYNCH PIERCE FENNER & SMITH                                9.64%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

BAND & CO                                                                   92.39%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

MISSOURI TAX FREE

PERSHING LLC                                                      41.32%
PO BOX 2052
JERSEY CITY NJ 07303-2052

U S BANCORP INVESTMENTS INC                                       33.13%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

CO FBO                                                             8.03%
MILDRED W ROBERTS
512 E 109TH TER
KANSAS CITY MO 64131-4003

U.S. BANCORP INVESTMENTS INC.                                      5.84%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

UBS FINANCIAL SERVICES INC. FBO                                    5.25%
JOSEPH M MALTERS
KATHRYN KIRK-MALTERS TRUST
10685 LARSON LN
ROLLA MO 65401-8108

BAND & CO                                                                   88.89%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                              8.56%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

NEBRASKA TAX FREE

RICHARD H WARMAN                              18.96%
TOD
4641 N 56TH ST
LINCOLN NE 68504-1716

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
RBC CAPITAL MARKETS CORP FBO                  16.50%
J JOHN GRAINGER
2929 VAN DORN ST
LINCOLN NE 68502-4261

A G EDWARDS & SONS INC                                            14.83%
W J & S A MOHANNA TTEES
W J M TR UAD 5/23/05
1 N JEFFERSON AVE
SAINT LOUIS MO 63103-2287

US BANCORP INVESTMENTS INC                                        11.83%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

MERRILL LYNCH PIERCE FENNER & SMITH                                9.69%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

WELLS FARGO INVESTMENTS LLC                                        6.38%
625 MARQUETTE AVE S 13TH FLOOR
MINNEAPOLIS MN 55402-2323

BAND & CO                                                                   77.02%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             14.19%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                      6.11%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

OHIO TAX FREE

U.S. BANCORP INVESTMENTS INC.                 32.32%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                 14.70%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

MERRILL LYNCH PIERCE FENNER & SMITH           10.36%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

U S BANCORP INVESTMENTS INC                    9.69%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                  8.36%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                                     37.29%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
ROBERT W BAIRD & CO INC                                           22.90%
777 EAST WISCONSIN AVENUE
MILWAUKEE WI 53202-5300

RAYMOND JAMES & ASSOC INC                                         17.94%
FBO EDWIN H TASSET &
MARILYN J TASSET TTEE
TASSET & MARILYN J TASSET TRUST
5970 WILMER RD
CINCINNATI OH 45247-5930

PERSHING LLC                                                      16.10%
PO BOX 2052
JERSEY CITY NJ 07303-2052

BAND & CO                                                                   83.08%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     14.20%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

OREGON INTERMEDIATE TAX FREE

PIPER JAFFRAY                                 10.92%
800 NICOLLET MALL 8TH STREET
MINNEAPOLIS MN 55402

U.S. BANCORP INVESTMENTS INC.                  7.13%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

BAND & CO                                                                   51.06%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             47.23%
PO BOX 1787
MILWAUKEE WI 53201-1787

SHORT TAX FREE

U.S. BANCORP INVESTMENTS INC.                 24.68%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                 14.99%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

MERRILL LYNCH PIERCE FENNER & SMITH           11.34%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

U S BANCORP INVESTMENTS INC                    5.90%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

U.S. BANCORP INVESTMENTS INC.                  5.20%
60 LIVINGSTON AVE
SAINT PAUL MN 55107-2292

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
BAND & CO                                                                   61.63%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             32.90%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

SHORT TERM BOND

BAND & CO                                                                   48.89%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     23.67%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             19.31%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

TAX FREE

A G EDWARDS & SONS INC                         5.15%
ROBIN MELVA ANDERSON
1 N JEFFERSON AVE
SAINT LOUIS MO 63103-2287

MERRILL LYNCH PIERCE FENNER & SMITH                               28.20%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

NFS LLC FEBO                                                       6.40%
IONE R DILLEY TTEE
KENNETH P DILLEY REVOC TRUST
U/A 4/8/97
2092 NW 134TH ST
CLIVE IA 50325-7507

RAYMOND JAMES & ASSOC INC                                          5.21%
FBO MARY S WHALEY
POLLY P CARTER &
WILLIAM H STEVENS JR TTEE
1730 SAINT JAMES CIR
THE VILLAGES FL 32162-7651

FIRST CLEARING, LLC                                                5.08%
ETHEL PEDERSON TRUST
ETHEL PEDERSON TTEE
1632 168TH PL NE
BELLEVUE WA 98008-2910

BAND & CO                                                                   83.68%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             12.01%
PO BOX 1787
MILWAUKEE WI 53201-1787

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
TOTAL RETURN BOND

MERRILL LYNCH PIERCE FENNER & SMITH                               14.09%
ATTN PHYSICAL TEAM
4800 DEER LAKE DR E
JACKSONVILLE FL 32246-6484

CHARLES SCHWAB & CO INC                                            5.36%
SPECIAL CUSTODY ACCT FBO
CUSTOMERS
ATTN MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4151

BAND & CO                                                                   62.86%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     27.31%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                              8.73%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

MG TRUST CO CUST FBO                                                                  57.46%
OMAHA NEON SIGN INC
700 17TH ST STE 300
DENVER CO 80202-3531

MG TRUST CO CUST FBO                                                                  12.16%
WATERMAN EXECUTIVE SEARCH 401K
700 17TH ST STE 300
DENVER CO 80202-3531

MG TRUST                                                                               7.81%
MARACOM CORP 401K
700 17TH ST STE 300
DENVER CO 80202-3531

U.S. GOVERNMENT MORTGAGE

ORCHARD TRUST CO LLC TRUSTEE/C                 5.53%
FBO RETIREMENT PLANS
8515 E ORCHARD RD 2T2
GREENWOOD VLG CO 80111-5002

BAND & CO                                                                   66.65%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

CAPINCO                                                                     16.19%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

WASHINGTON & CO                                                             12.65%
C/O US BANK
PO BOX 1787
MILWAUKEE WI 53201-1787

                                                     PERCENTAGE OF OUTSTANDING SHARES
                                             -----------------------------------------------
                                             CLASS A   CLASS B   CLASS C   CLASS Y   CLASS R
                                             -------   -------   -------   -------   -------
COUNSEL TRUST DBA MATC FBO                                                             8.26%
OMNI METAL FINISHING INC 401K PSP & TRUST
1251 WATERFRONT PL STE 525
PITTSBURGH PA 15222-4228

MG TRUST CO CUST FBO                                                                   7.82%
LEBLANC & ASSOCIATES 401K RETIRE
700 17TH ST STE 300
DENVER CO 80202-3531

ROBERT K LUCAS FBO                                                                     7.55%
LUCAS GENERAL CONTRACTING CORP
401 K PROFIT SHARING PLAN & TRUST
1111 QUAIL ST
NEWPORT BEACH CA 92660-2705

COUNSEL TRUST DBA MATC FBO                                                             7.19%
GENEA ENERGY PARTNERS INC 401K PSP & TRUST
1251 WATERFRONT PL STE 525
PITTSBURGH PA 15222-4228

STEVE BARNES FBO                                                                       6.03%
BARNES FIRM 401K PSP & TRUST
17 COURT STREET SUITE 700
BUFFALO NY 14202-3204

COUNSEL TRUST DBA MATC FBO                                                             5.77%
CHILD CARE CONNECTION INC 401K PSP & TRUST
1251 WATERFRONT PL STE 525
PITTSBURGH PA 15222-4228

JOSEPH ZENGER FBO                                                                      5.48%
ZENGER GROUP INC 401K PSP & TRUST
525 HERTEL AVE
BUFFALO NY 14207-2305

COUNSEL TRUST DBA MATC FBO                                                             5.43%
PRINCIPAL TECHNICAL SERVICES I
401 K PROFIT SHARING PLAN & TRUST
1251 WATERFRONT PL STE 525
PITTSBURGH PA 15222-4228

                    NET ASSET VALUE AND PUBLIC OFFERING PRICE

          The public offering price of the shares of a Fund generally equals the Fund's net asset value plus any applicable sales charge. A summary of any applicable sales charge assessed on Fund share purchases is set forth in the Funds' Prospectuses. The public offering price of the Class A Shares of the Bond Funds and Tax Free Funds as of June 30, 2008 was as set forth below. Please note that the public offering prices of Class B, Class C, Class R and Class Y Shares are the same as net asset value since no sales charges are imposed on the purchase of such shares.

                                        PUBLIC OFFERING PRICE
FUND                                           CLASS A
----                                    ---------------------
Core Bond Fund                                 $11.34
High Income Bond Fund                            9.03
Inflation Protected Securities Fund             10.65
Intermediate Government Bond Fund                8.61
Intermediate Term Bond Fund                     10.13
Short Term Bond Fund                            10.12
Total Return Bond Fund                          10.34
U.S. Government Mortgage Fund                   10.59
Arizona Tax Free Fund                           10.89
California Intermediate Tax Free Fund           10.22
California Tax Free Fund                        11.19
Colorado Intermediate Tax Free Fund             10.42
Colorado Tax Free Fund                          10.74
Intermediate Tax Free Fund                      10.75
Minnesota Intermediate Tax Free Fund             9.97
Minnesota Tax Free Fund                         10.95
Missouri Tax Free Fund                          11.91
Nebraska Tax Free Fund                          10.51
Ohio Tax Free Fund                              10.46
Oregon Intermediate Tax Free Fund                9.90
Short Tax Free Fund                             10.02
Tax Free Fund                                   10.72

          The net asset value of each Fund's shares is determined on each day during which the New York Stock Exchange (the "NYSE") is open for business. The NYSE is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each year the NYSE may designate different dates for the observance of these holidays as well as designate other holidays for closing in the future. To the extent that the securities held by a Fund are traded on days that the Fund is not open for business, such Fund's net asset value per share may be affected on days when investors may not purchase or redeem shares. This may occur, for example, where a Fund holds securities which are traded in foreign markets.

          On June 30, 2008, the net asset values per share for each class of shares of the Bond Funds and the Tax Free Funds were calculated as follows.

                                                            SHARES        NET ASSET
                                          NET ASSETS     OUTSTANDING   VALUE PER SHARE
                                        --------------   -----------   ---------------
CORE BOND FUND
   Class A                              $   94,571,118     8,707,147       $10.86
   Class B                                   7,732,967       717,798        10.77
   Class C                                   4,383,158       404,833        10.83
   Class R                                     288,530        26,505        10.89
   Class Y                               1,468,598,935   135,256,706        10.86
HIGH INCOME BOND FUND
   Class A                                  24,419,926     2,823,009         8.65
   Class B                                   3,496,024       406,147         8.61
   Class C                                   6,490,049       753,295         8.62
   Class R                                     184,267        20,974         8.79
   Class Y                                 204,163,961    23,588,159         8.66
INFLATION PROTECTED SECURITIES FUND
   Class A                                   3,293,871       322,773        10.20
   Class C                                     365,159        35,866        10.18
   Class R                                   1,175,028       115,157        10.20
   Class Y                                 278,748,935    27,318,001        10.20
INTERMEDIATE GOVERNMENT BOND FUND
   Class A                                   6,504,487       772,767         8.42
   Class Y                                  63,783,675     7,578,802         8.42
INTERMEDIATE TERM BOND FUND
   Class A                                  28,363,640     2,864,006         9.90
   Class Y                                 766,932,470    77,718,878         9.87

                                                            SHARES        NET ASSET
                                          NET ASSETS     OUTSTANDING   VALUE PER SHARE
                                        --------------   -----------   ---------------
SHORT TERM BOND FUND
   Class A                                  59,932,784     6,060,579         9.89
   Class Y                                 257,403,037    26,018,027         9.89
TOTAL RETURN BOND FUND
   Class A                                  15,566,745     1,572,666         9.90
   Class B                                   2,383,872       241,746         9.86
   Class C                                   3,672,999       373,234         9.84
   Class R                                     293,544        29,503         9.95
   Class Y                               1,069,211,317   108,060,194         9.89
U.S. GOVERNMENT MORTGAGE FUND
   Class A                                  11,295,032     1,114,187        10.14
   Class B                                   3,736,521       367,916        10.16
   Class C                                   2,258,500       223,700        10.10
   Class R                                   1,585,280       156,626        10.12
   Class Y                                 123,436,338    12,174,419        10.14
ARIZONA TAX FREE FUND
   Class A                                   6,704,362       642,881        10.43
   Class C                                   1,376,101       132,127        10.41
   Class Y                                  17,522,323     1,679,268        10.43
CALIFORNIA INTERMEDIATE TAX FREE FUND
   Class A                                   4,462,902       446,537         9.99
   Class Y                                  52,924,481     5,284,041        10.02
CALIFORNIA TAX FREE FUND
   Class A                                  12,076,031     1,127,884        10.71
   Class C                                   2,479,775       231,330        10.72
   Class Y                                  30,484,856     2,846,466        10.71
COLORADO INTERMEDIATE TAX FREE FUND
   Class A                                   6,199,206       608,610        10.19
   Class Y                                  43,932,874     4,324,553        10.16
COLORADO TAX FREE FUND
   Class A                                   5,815,248       565,878        10.28
   Class C                                   2,858,935       278,780        10.26
   Class Y                                  15,888,597     1,543,355        10.29
INTERMEDIATE TAX FREE FUND
   Class A                                  27,553,614     2,622,261        10.51
   Class Y                                 630,820,068    60,157,623        10.49
MINNESOTA INTERMEDIATE TAX FREE FUND
   Class A                                  22,058,693     2,263,171         9.75
   Class Y                                 175,681,170    18,124,448         9.69
MINNESOTA TAX FREE FUND
   Class A                                 102,089,002     9,740,731        10.48
   Class C                                  20,061,472     1,922,273        10.44
   Class Y                                  44,992,808     4,298,531        10.47
MISSOURI TAX FREE FUND
   Class A                                  23,135,281     2,029,897        11.40
   Class C                                     406,210        35,743        11.36
   Class Y                                 137,745,894    12,080,177        11.40
NEBRASKA TAX FREE FUND
   Class A                                   5,688,612       565,246        10.06
   Class C                                   1,798,440       180,034         9.99
   Class Y                                  29,533,416     2,935,510        10.06
OHIO TAX FREE FUND
   Class A                                     634,894        63,372        10.02
   Class C                                     254,598        25,750         9.89
   Class Y                                  48,510,541     4,844,686        10.01

                                                            SHARES        NET ASSET
                                          NET ASSETS     OUTSTANDING   VALUE PER SHARE
                                        --------------   -----------   ---------------
OREGON INTERMEDIATE TAX FREE FUND
   Class A                                   5,966,445       616,555         9.68
   Class Y                                 120,800,315    12,477,536         9.68
SHORT TAX FREE FUND
   Class A                                   2,308,581       235,908         9.79
   Class Y                                 143,984,908    14,712,819         9.79
TAX FREE FUND
   Class A                                  35,556,382     3,466,705        10.26
   Class C                                   3,104,279       304,135        10.21
   Class Y                                 448,774,363    43,707,538        10.27

                                    TAXATION

          Each Fund intends to fulfill the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), to qualify as a regulated investment company. If so qualified, each Fund will not be liable for federal income taxes to the extent it distributes its taxable income to its shareholders.

          With respect to a Fund's investments in U.S. Treasury inflation-protected securities and other inflation-protected securities that accrue inflation into their principal value, the Fund will be required to treat as original issue discount any increase in the principal amount of the securities that occurs during the course of its taxable year. If the Fund purchases such inflation-protected securities that are issued in stripped form either as stripped bonds or coupons, it will be treated as if it had purchased a newly issued debt instrument having original issue discount. Generally, the original issue discount equals the difference between the "stated redemption price at maturity" of the obligation and its "issue price" as those terms are defined in the Code. The Fund will be required to accrue as ordinary income a portion of such original issue discount even though it receives no cash currently as interest payment corresponding to the amount of the original issue discount. Because the Fund is required to distribute substantially all of its net investment income (including accrued original issue discount) in order to be taxed as a regulated investment company, it may be required to distribute an amount greater than the total cash income it actually receives. Accordingly, in order to make the required distributions, the Fund may be required to borrow or liquidate securities.

          If one of the Tax Free Funds disposes of a municipal obligation that it acquired after April 30, 1993 at a market discount, it must recognize any gain it realizes on the disposition as ordinary income (and not as capital gain) to the extent of the accrued market discount.

          Some of the investment practices that may be employed by the Funds will be subject to special provisions that, among other things, may defer the use of certain losses of such Funds, affect the holding period of the securities held by the Funds and, particularly in the case of transactions in or with respect to foreign currencies, affect the character of the gains or losses realized. These provisions may also require the Funds to mark-to-market some of the positions in their respective portfolios (i.e., treat them as closed out) or to accrue original discount, both of which may cause such Funds to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements for qualification as a regulated investment company and for avoiding income and excise taxes. Accordingly, in order to make the required distributions, a Fund may be required to borrow or liquidate securities. Each Fund will monitor its transactions and may make certain elections in order to mitigate the effect of these rules and prevent disqualification of the Funds as regulated investment companies.

          When a Fund lends portfolio securities to a borrower as described above in "Lending of Portfolio Securities," payments in lieu of dividends made by the borrower to the Fund will not constitute "qualified dividends" taxable at the same rate as long-term capital gains, even if the actual dividends would have constituted qualified dividends had the Fund held the securities. Such payments in lieu of dividends are taxable as ordinary income.

          It is expected that any net gain realized from the closing out of futures contracts, options, or forward currency contracts will be considered gain from the sale of securities or currencies and therefore qualifying income for purposes of the requirement that a regulated investment company derive at least 90% of gross income from investment securities.

          Any loss on the sale or exchange of shares of a Fund generally will be disallowed to the extent that a shareholder acquires or contracts to acquire shares of the same Fund within 30 days before or after such sale or exchange. Furthermore, if Fund shares with respect to which a long-term capital gain distribution has been made are held for less than six months, any loss on the sale of exchange of such shares will be treated as a long-term capital loss to the extent of such long-term capital gain distribution. Furthermore, if a shareholder of any of the Tax Free Funds receives an exempt-interest dividend from such fund and then disposes of his or her shares in such fund within six months after acquiring them, any loss on the sale or exchange of such shares will be disallowed to the extent of the exempt-interest dividend.

          For federal tax purposes, if a shareholder exchanges shares of a Fund for shares of any other FAIF Fund pursuant to the exchange privilege (see "Purchasing, Redeeming, and Exchanging Shares" in the Prospectuses), such exchange will be considered a taxable sale of the shares being exchanged. Furthermore, if a shareholder of Class A, Class B or Class C Shares carries out the exchange within 90 days of purchasing shares in a fund on which he or she has incurred a sales charge, the sales charge cannot be taken into account in determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other Fund is reduced because of the exchange privilege. However, the amount of any sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

          Pursuant to the Code, distributions of net investment income by a Fund to a shareholder who is a foreign shareholder (as defined below) will be subject to U.S. withholding tax (at a rate of 30% or lower treaty rate). Withholding will not apply if a dividend paid by a Fund to a foreign shareholder is "effectively connected" with a U.S. trade or business of such shareholder, in which case the reporting and withholding requirements applicable to U.S. citizens or domestic corporations will apply. Distributions of net long-term capital gains are not subject to tax withholding but, in the case of a foreign shareholder who is a nonresident alien individual, such distributions ordinarily will be subject to U.S. income tax at a rate of 30% if the individual is physically present in the U.S. for more than 182 days during the taxable year. Each Fund will report annually to its shareholders the amount of any withholding.

          A foreign shareholder is any person who is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity organized in the United States or under the laws of the Untied States or a political subdivision thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes or (iv) a trust whose administration is subject to the primary supervision of the U.S. court and which has one or more U.S. fiduciaries who have authority to control all substantial decisions of the trust.

          The foregoing relates only to federal income taxation and is a general summary of the federal tax law in effect as of the date of this Statement of Additional Information.

          With respect to the Minnesota Intermediate Tax Free Fund and the Minnesota Tax Free Fund, the 1995 Minnesota Legislature enacted a statement of intent (codified at Minn. Stat. Section 289A.50, subdivision 10) that interest on obligations of Minnesota governmental units and Indian tribes be included in the net income of individuals, estates and trusts for Minnesota income tax purposes if a court determines that Minnesota's exemption of such interest unlawfully discriminates against interstate commerce because interest on obligations of governmental issuers located in other states is so included. This provision applies to taxable years that begin during or after the calendar year in which any such court decision becomes final, irrespective of the date on which the obligations were issued.

          On May 19, 2008, the U.S. Supreme Court decided the case of Department of Revenue of Kentucky v. Davis, in which a taxpayer had challenged Kentucky's scheme of taxation under which it exempted from taxation interest on the bonds of the Commonwealth of Kentucky and its political subdivisions while subjecting to tax interest on bonds of other states and their political subdivisions. The Supreme Court held that Kentucky's taxing scheme did not violate the Commerce Clause. The Court, however, dealt with bonds of the state and its political subdivisions that financed governmental projects, and noted that the case did not present the question of the treatment of private activity bonds that are used to finance projects for private entities. (The Court's opinion also did not address the issue of discriminatory treatment of Indian tribal bonds.) The Court's opinion left open the possibility that another party could challenge a state's discriminatory treatment of the interest on private activity bonds on the ground that it violates the Commerce Clause. The management of the Funds is not aware that any such case has been brought. Nevertheless, a court in the future could hold that a state's discriminatory treatment of private activity bonds of issuers located within or outside the state violates the Commerce Clause, and in that case the 1995 Minnesota legislative provision could take effect and interest on certain Minnesota obligations held by the Minnesota Intermediate Tax Free Fund and Minnesota Tax Free Fund would become taxable in Minnesota.

            ADDITIONAL INFORMATION ABOUT CERTAIN SHAREHOLDER SERVICES

REDUCING CLASS A SALES CHARGES

          Sales charges on the purchase of Class A shares can be reduced through
(i) quantity discounts and accumulated purchases, or (ii) signing a 13-month letter of intent.

          QUANTITY DISCOUNTS AND ACCUMULATED PURCHASES: Each Fund will combine purchases made by an investor, the investor's spouse or domestic partner, and the investor's dependent children when it calculates the sales charge.

          For each Fund, the sales charge discount will be determined by adding
(i) the purchase price (including sales charge) of the Fund shares that are being purchased, plus (ii) the purchase price of the Class A, Class B and Class C shares of any other First American fund (other than a money market fund) that you are concurrently purchasing, plus (iii) the current net asset value of Class A, Class B and Class C shares of the Fund or any other First American fund (other than a money market fund) that you already own. In order for an investor to receive the sales charge reduction on Class A Shares, the Fund must be notified by the investor in writing or by his or her financial intermediary at the time the purchase is made that Fund shares are already owned or that purchases are being combined. If the purchase price of shares that the investor owns is higher than their current net asset value, the investor may receive credit for this higher purchase price instead, but only if the investor notifies the Fund of this request in advance in writing and provides written records of the original purchase price.

          LETTER OF INTENT: If an investor intends to purchase, in the aggregate, at least $50,000 of Class A or Class C shares in the Funds or other First American funds (other than money market funds) over the next 13 months, the sales charge may be reduced by signing a letter of intent to that effect. This letter of intent includes a provision for a sales charge adjustment depending on the amount actually purchased within the 13-month period and a provision for the Funds' custodian to hold a percentage equal to the maximum sales charge rate of the total amount intended to be purchased in escrow (in shares) until the purchase is completed.

          The amount held in escrow will be applied to the investor's account at the end of the 13-month period after deduction of the sales load applicable to the dollar value of shares actually purchased. In this event, an appropriate number of escrowed shares may be redeemed in order to realize the difference in the sales charge.

          A letter of intent will not obligate the investor to purchase shares, but if he or she does, each purchase during the period will be at the sales charge applicable to the total amount intended to be purchased. Absent complete and current notification from the investor or from his or financial intermediary to the Fund, the investor may not realize the benefit of a reduced sales charge.

SALES OF CLASS A SHARES AT NET ASSET VALUE

          General. The Class A, B and C share prospectuses for the Funds set forth the categories of investors eligible to purchase Class A shares without a sales charge.

          Purchases of $1 Million or More. Class A shares may be purchased without a sales charge by non-retirement accounts if the purchase, when aggregated with certain Class A, B and C share purchases as described in the Funds' Class A, B and C share prospectuses, totals $1 million or more. Your investment professional or financial intermediary may receive a commission equal to 1.00% on purchases of $1 million to $3 million, 0.50% on purchases in excess of $3 million up to $10 million, and 0.25% on purchases in excess of $10 million. Note that your investment professional or financial intermediary will only receive a commission equal to the rate required by the actual investment (without taking into account aggregation). For example, if your aggregated investments, including your current investment, total $6 million, but your current investment equals $2 million, your investment professional or financial intermediary may receive a commission equal to 1.00% of $2 million. If such a commission is paid, you will be assessed a contingent deferred sales charge
(CDSC) of 1% if you sell your shares within 18 months.

          Class A Shares may also be purchased without a sales charge by 401(k), 403(b) and 457 plans, and profit sharing and pension plans, which invest $1 million or more. Your representative must notify the Fund if your retirement/deferred compensation plan is eligible for the sales load waiver. Securities firms, financial institutions and other industry professionals that enter into sales agreements with the Funds' distributor to perform share distribution services may receive a commission on such sales of the Funds equal to 0.25% on purchases in excess of $10 million. If such a commission is paid, the plan will be assessed a contingent deferred sales charge (CDSC) of 0.25% if it sells the shares within 18 months. A commission is paid only on Class A shares of First American Funds.

CLASS A SHARES REINVESTMENT RIGHT

          If Class A Shares of a Fund have been redeemed, the shareholder has a one-time right, within 180 days, to reinvest the redemption proceeds in Class A Shares of any First American fund at the next-determined net asset value without any sales charge. The Fund must be notified by the shareholder in writing or by his or her financial intermediary of the reinvestment in order to eliminate a sales charge. If the shareholder redeems his or her shares of a Fund, there may be tax consequences.

REDEEMING SHARES BY TELEPHONE

          A shareholder may redeem shares of a Fund, if he or she elects the privilege on the initial shareholder application, by calling his or her financial intermediary to request the redemption. Shares will be redeemed at the net asset value next determined after the Fund receives the redemption request from the financial intermediary (less the amount of any applicable contingent deferred sales charge). Redemption requests must be received by the financial intermediary by the time specified by the intermediary in order for shares to be redeemed at that day's net asset value, and redemption requests must be transmitted to and received by the Funds as of the close of regular trading on the New York Stock Exchange (usually by 3:00 p.m. Central time) in order for shares to be redeemed at that day's net asset value unless the financial intermediary has been authorized to accept redemption requests on behalf of the Funds. Pursuant to instructions received from the financial institution, redemptions will be made by check or by wire transfer. It is the financial institution's responsibility to transmit redemption requests promptly. Certain financial intermediaries are authorized to act as the Funds' agent for the purpose of accepting redemption requests, and the Funds will be deemed to have received a redemption request upon receipt of the request by the financial intermediary.

          Shareholders who did not purchase their shares of a Fund through a financial intermediary may redeem their shares by telephoning Investor Services at 800 677-FUND. At the shareholder's request, redemption proceeds will be paid by check mailed to the shareholder's address of record or wire transferred to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System, normally within one business day, but in no event more than seven days after the request. Wire instructions must be previously established on the account or provided in writing. The minimum amount for a wire transfer is $1,000. If at any time the Funds determine it necessary to terminate or modify this method of redemption, shareholders will be promptly notified. The Funds may limit telephone redemption requests to an aggregate of $50,000 per day across the First American Fund family.

          In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming shares by telephone. If this should occur, another method of redemption should be considered. Neither the Administrator nor any Fund will be responsible for any loss, liability, cost or expense for acting upon wire transfer instructions or telephone instructions that they reasonably believe to be genuine. The Administrator and the Funds will each employ reasonable procedures to confirm that instructions communicated are genuine. These procedures may include taping of telephone conversations. To ensure authenticity of redemption or exchange instructions received by telephone, the Administrator examines each shareholder request by verifying the account number and/or tax identification number at the time such request is made. The Administrator subsequently sends confirmation of both exchange sales and exchange purchases to the shareholder for verification. If reasonable procedures are not employed, the Administrator and the Funds may be liable for any losses due to unauthorized or fraudulent telephone transactions.

REDEEMING SHARES BY MAIL

          Any shareholder may redeem Fund shares by sending a written request to the Administrator, shareholder servicing agent, financial intermediary or USBFS. The written request should include the shareholder's name, the Fund name, the account number, and the share or dollar amount requested to be redeemed, and should be signed exactly as the shares are registered. Shareholders should call the Fund, shareholder servicing agent or financial intermediary for assistance in redeeming by mail. Unless another form of payment is requested, a check for redemption proceeds normally is mailed within three days, but in no event more than seven days, after receipt of a proper written redemption request.

          Shareholders requesting a redemption of $50,000 or more, a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable other than to the shareholder of record, must have signatures on written redemption requests guaranteed by:

          - a trust company or commercial bank the deposits of which are insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC");

          - a member firm of the New York, American, Boston, Midwest, or Pacific Stock Exchanges or of the National Association of Securities Dealers;

          - a savings bank or savings and loan association the deposits of which are insured by the Savings Association;

          - any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934.

          The Funds do not accept signatures guaranteed by a notary public.

          The Funds, the Administrator and USBFS have adopted standards for accepting signature from the above institutions. The Funds may elect in the future to limit eligible signature guarantees to institutions that are members of a signature guarantee program. The Funds, the Administrator and USBFS reserve the right to amend these standards at any time without notice.

RECEIPT OF ORDERS BY FINANCIAL INTERMEDIARIES

          The Funds have authorized one or more Intermediaries to receive purchase and redemption orders on the Funds' behalf. Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds' behalf. A Fund will be deemed to have received a purchase or redemption order when an authorized Intermediary or, if applicable, an Intermediary's authorized designee, receives the order. An order will be priced at the applicable Fund's net asset value next computed after the order is received by an authorized Intermediary or the Intermediary's authorized designee and accepted by the Fund.

REDEMPTIONS BEFORE PURCHASE INSTRUMENTS CLEAR

          When shares are purchased by check or with funds transmitted through the Automated Clearing House, the proceeds of redemptions of those shares are not available until the Administrator or USBFS is reasonably certain that the purchase payment has cleared, which could take up to fifteen calendar days from the purchase date.

RESEARCH REQUESTS

          The Funds reserve the right, upon notice, to charge you a fee to cover the costs of special requests for information that require extensive research or employee resources. Such requests could include a request for historical account transcripts or the retrieval of a significant number of documents.

                              FINANCIAL STATEMENTS

          The financial statements of FAIF included in its Annual Report to shareholders for the fiscal year ended June 30, 2008 are incorporated herein by reference.

                                   APPENDIX A

                                     RATINGS

          A rating of a rating service represents that service's opinion as to the credit quality of the rated security. However, such ratings are general and cannot be considered absolute standards of quality or guarantees as to the creditworthiness of an issuer. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. Market values of debt securities may change as a result of a variety of factors unrelated to credit quality, including changes in market interest rates.

          When a security has been rated by more than one service, the ratings may not coincide, and each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. In general, the Funds are not required to dispose of a security if its rating declines after it is purchased, although they may consider doing so.

RATINGS OF LONG-TERM CORPORATE DEBT OBLIGATIONS AND MUNICIPAL BONDS

          STANDARD & POOR'S

          AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

          AA: An obligation rated AA differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

          A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

          BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

          BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

          B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

          CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

          CC: An obligation rated CC is currently highly vulnerable to nonpayment.

          C: A subordinated debt or preferred stock obligation rated C is currently highly vulnerable to nonpayment. The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

          D: An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

          The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

          MOODY'S

          AAA: Bonds and preferred stock that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

          AA: Bonds and preferred stock that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat greater than in Aaa securities.

          A: Bonds and preferred stock that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

          BAA: Bonds and preferred stock that are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics, and in fact have speculative characteristics as well.

          BA: Bonds and preferred stock that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes issues in this class.

          B: Bonds and preferred stock that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

          CAA: Bonds and preferred stock that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

          CA: Bonds and preferred stock that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

          C: Bonds and preferred stock that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

          Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

          FITCH

          AAA: Securities considered to be investment grade and of the highest credit quality. These ratings denote the lowest expectation of credit risk and are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

          AA: Securities considered to be investment grade and of very high credit quality. These ratings denote a very low expectation of credit risk and indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

          A: Securities considered to be investment grade and of high credit quality. These ratings denote a low expectation of credit risk and indicate strong capacity for timely payment of financial commitments. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

          BBB: Securities considered to be investment grade and of good credit quality. These ratings denote that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investments grade category.

          BB: Securities considered to be speculative. These ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

          B: Securities are considered highly speculative. These ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

          CCC, CC AND C: Securities have high default risk. Default is a real possibility, and capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. CC ratings indicate that default of some kind appears probable, and C ratings signal imminent default.

          DDD, DD AND D: Securities are in default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. DDD obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. DD indicates potential recoveries in the range of 50%-90%, and D the lowest recovery potential, i.e., below 50%.

          Entities rated in this category have defaulted on some or all of their obligations. Entities rated DDD have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated DD and D are generally undergoing a formal reorganization or liquidation process; those rated DD are likely to satisfy a higher portion of their outstanding obligations, while entities rated D have a poor prospect for repaying all obligations.

          The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within the major rating categories.

RATINGS OF MUNICIPAL NOTES

          STANDARD & POOR'S

          SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

          SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

          SP-3: Speculative capacity to pay principal and interest.

None of the Funds will purchase SP-3 municipal notes.

          MOODY'S. Generally, Moody's ratings for state and municipal short-term obligations are designated Moody's Investment Grade ("MIG"); however, where an issue has a demand feature which makes the issue a variable rate demand obligation, the applicable Moody's rating is "VMIG."

          MIG 1/VMIG 1: This designation denotes the superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

          MIG 2/VMIG 2: This designation denotes strong credit quality. Margins of protection are ample although not as large as in the preceding group.

          MIG 3/VMIG 3: This designation denotes acceptable credit quality. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

None of the Funds will purchase MIG 2/VMIG 3 municipal notes.

RATINGS OF COMMERCIAL PAPER

          STANDARD & POOR'S

          Commercial paper ratings are graded into four categories, ranging from A for the highest quality obligations to D for the lowest. None of the Funds will purchase commercial paper rated A-3 or lower.

          A-1: A short-term obligation rated A-1 is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

          A-2: A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

          A-3: A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          MOODY'S

          Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers. None of the Funds will purchase Prime-3 commercial paper.

          PRIME-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: o Leading market positions in well-established industries.

          -    High rates of return on funds employed.

          - Conservative capitalization structure with moderate reliance on debt and ample asset protection.

          - Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

          - Well-established access to a range of financial markets and assured sources of alternate liquidity.

          PRIME-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

          PRIME-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

          FITCH

          Fitch employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers. None of the Funds will purchase F3 commercial paper.

          F1: Securities possess the highest credit quality. This designation indicates the strongest capacity for timely payment of financial commitments and may have an added "+" to denote any exceptionally strong credit feature.

          F2: Securities possess good credit quality. This designation indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

          F3: Securities possess fair credit quality. This designation indicates that the capacity for timely payments of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

                                   APPENDIX B

                               FAF ADVISORS, INC.

                      PROXY VOTING POLICIES AND PROCEDURES

GENERAL PRINCIPLES

FAF Advisors, Inc. ("FAF Advisors") is the investment adviser for the First American family of mutual funds (the "Funds") and for institutional and other separately managed accounts (collectively, with the Funds, "Client Accounts"). As such, Client Accounts may confer upon FAF Advisors complete discretion to vote proxies. It is FAF Advisors' duty to vote proxies in the best interests of its clients. In voting proxies, FAF Advisors also seeks to maximize total investment return for its clients.

In the event that FAF Advisors contracts with another investment adviser to act as a sub-adviser for a Client Account, FAF Advisors may delegate proxy voting responsibility to the sub-adviser. Where FAF has delegated proxy voting responsibility, the sub-adviser will be responsible for developing and adhering to its own proxy voting policies. FAF Advisors will approve a sub-adviser's proxy voting policies, and will review these policies at least annually.

FAF Advisors' Investment Policy Committee ("IPC"), comprised of the firm's most senior investment professionals, is charged with oversight of the proxy voting policies and procedures. The IPC is responsible for (1) approving the proxy voting policies and procedures, and (2) oversight of the activities of FAF Advisors' Proxy Voting Administration Committee ("PVAC"). The PVAC is responsible for providing an administrative framework to facilitate and monitor FAF Advisors' exercise of its fiduciary duty to vote client proxies and fulfill the obligations of reporting and recordkeeping under the federal securities laws.

POLICIES

The IPC, after reviewing and concluding that such policies are reasonably designed to vote proxies in the best interests of clients, has approved and adopted the proxy voting policies of Institutional Shareholder Services, Inc. ("ISS"), a leading national provider of proxy voting administrative and research services. As a result, such policies set forth FAF Advisors' positions on recurring proxy issues and criteria for addressing non-recurring issues. These policies are reviewed periodically by ISS, and therefore are subject to change. Even though it has adopted ISS' policies, FAF Advisors maintains the fiduciary responsibility for all proxy voting decisions.

PROCEDURES

A. Supervision of Proxy Voting Service

The PVAC shall supervise the relationship with FAF Advisors' proxy voting service, ISS. ISS apprises FAF Advisors of shareholder meeting dates, provides research on proxy proposals and voting recommendations, and casts the actual proxy votes. ISS also serves as FAF Advisors' proxy voting record keeper and generates reports on how proxies were voted.

B. Conflicts of Interest

As an affiliate of U.S. Bancorp, a large multi-service financial institution, FAF Advisors recognizes that there are circumstances wherein it may have a perceived or real conflict of interest in voting the proxies of issuers or proxy proponents (e.g., a special interest group) who are clients or potential clients of some part of the U.S. Bancorp enterprise. Directors and officers of such companies may have personal or familial relationships with the U.S. Bancorp enterprise and/or its employees that could give rise to potential conflicts of interest.

FAF Advisors will vote proxies in the best interest of its clients regardless of such real or perceived conflicts of interest. By adopting ISS' policies, FAF Advisors believes the risk related to conflicts will be minimized.

To further minimize this risk, the IPC will review ISS' conflict avoidance policy at least annually to ensure that it adequately addresses both the actual and perceived conflicts of interest the proxy voting service may face.

In the event that ISS faces a material conflict of interest with respect to a specific vote, the PVAC shall direct ISS how to vote. The PVAC shall receive voting direction from the Head of Equity Research, who will seek voting direction from appropriate investment personnel. Before doing so, however, the PVAC will confirm that FAF Advisors faces no material conflicts of its own with respect to the specific proxy vote.

If the PVAC concludes that a material conflict does exist, it will recommend to the IPC a course of action designed to address the conflict. Such actions could include, but are not limited to:

          1. Obtaining instructions from the affected client(s) on how to vote the proxy;

          2. Disclosing the conflict to the affected client(s) and seeking their consent to permit FAF Advisors to vote the proxy;

          3.   Voting in proportion to the other shareholders;

          4. Recusing an IPC member from all discussion or consideration of the matter, if the material conflict is due to such person's actual or potential conflict of interest; or

          5. Following the recommendation of a different independent third party.

In addition to all of the above, members of the IPC and the PVAC must notify FAF Advisors' Chief Compliance Officer of any direct, indirect or perceived improper influence exerted by any employee, officer or director within the U.S. Bancorp enterprise or First American Fund complex with regard to how FAF Advisors should vote proxies. The Chief Compliance Officer will investigate the allegations and will report the findings to FAF Advisors' Chief Executive Officer and the General Counsel. If it is determined that improper influence was attempted, appropriate action shall be taken. Such appropriate action may include disciplinary action, notification of the appropriate senior managers within the U.S. Bancorp enterprise, or notification of the appropriate regulatory authorities. In all cases, the IPC shall not consider any improper influence in determining how to vote proxies, and will vote in the best interests of clients.

C. Proxy Vote Override

From time to time, a Portfolio Manager may initiate action to override the ISS recommendation for a particular vote. Any such override shall be reviewed by FAF Advisors' Legal Department for material conflicts. If the Legal Department determines that no material conflicts exist, the approval of one investment professional on the IPC or the Head of Equity Research shall authorize the override. If a material conflict exists then the override will not be effectuated.

D. Securities Lending

In order to generate incremental revenue, some clients may participate in U.S. Bank's securities lending program. If a client has elected to participate in the lending program then it will not have the right to vote the proxies of any securities that are on loan as of the shareholder meeting record date. A client, or a Portfolio Manager, may place restrictions on loaning securities and/or recall a security on loan at any time. Such actions must be affected prior to the record date for a meeting if the purpose for the restriction or recall is to secure the vote.

Portfolio Managers and/or Analysts who become aware of upcoming proxy issues relating to any securities in portfolios they manage, or issuers they follow, will consider the desirability of recalling the affected securities that are on loan or restricting the affected securities prior to the record date for the matter. If the proxy issue is determined to be material, and the determination is made prior to the shareholder meeting record date the Portfolio Manager(s) will contact the Securities Lending Department to recall securities on loan or restrict the loaning of any security held in any portfolio they manage, if they determine that it is in the best interest of shareholders to do so. Training regarding the process to recall securities on loan or restrict the loaning of securities is given to all Portfolio Managers and Analysts.

E. Proxy Voting for ERISA Clients

In the event that a proxy voting issue arises for an ERISA client, FAF Advisors is prohibited from voting shares with respect to any issue advanced by a party in interest, such as U.S. Bancorp or any of the First American Funds.

F. Proxy Voting Records

As required by Rule 204-2 of the Investment Company Act of 1940, FAF Advisors shall make and retain five types of records relating to proxy voting; (1) proxy voting policies and procedures; (2) proxy statements received for client and fund securities; (3) records of votes cast on behalf of clients and funds; (4) records of written requests for proxy voting information and written responses from the advisor to either a written or oral request; and (5) any documents prepared by the advisor that were material to making a proxy voting decision or that memorialized the basis for the decision. FAF Advisors may rely on ISS to make and retain on our behalf records pertaining to the rule.

Each sub-advisor shall be responsible for making and retaining all proxy voting records required by the rule and shall provide them to FAF Advisors upon request.

G. Fund of Funds Provision

In instances where FAF Advisors provides investment advice to a fund of funds that acquires shares of affiliated funds or three percent or more of the outstanding voting securities of an unaffiliated fund, the acquiring fund shall seek instructions from its shareholders as to how to vote shares of those acquired funds, or to vote the shares in the same proportion as the vote of all other shareholders of the acquired fund. If compliance with this policy results in a vote of any shares in a manner different than the ISS recommendation, such vote will not require compliance with the Proxy Vote Override procedures set forth above.

H. Review and Reports

The PVAC shall maintain a review schedule. The schedule shall include reviews for the proxy voting policy, the proxy voting record, account maintenance, and other reviews as deemed appropriate by the PVAC. The PVAC shall review the schedule at least annually.

The PVAC will report to the IPC with respect to all identified conflicts and how they were addressed. These reports will include all Client Accounts, including those that are sub-advised. With respect to the review of votes cast on behalf of investments by the Funds, such review will also be reported to the Board of Directors of the Funds at each of their regularly scheduled meetings.

I. Vote Disclosure to Shareholders

FAF Advisors shall disclose its proxy voting record on the Funds' website at www.firstamericanfunds.com and/or on the SEC's website at www.sec.gov. Additionally, shareholders can receive, on request, the voting records for the Funds by calling a toll free number (1-800-677-3863).

FAF Advisors' institutional and separately managed account clients can contact their relationship manager for more information on FAF Advisors' policies and the proxy voting record for their account. The information available includes name of issuer, ticker/CUSIP, shareholder meeting date, description of item and FAF Advisors' vote.

J. Form N-PX

FAF Advisors will cause Form N-PX to be filed with the Securities and Exchange Commission, and ensure that any other proxy vote related filings as required by regulation or contract are timely made.

ISS PROXY VOTING GUIDELINES SUMMARY

The following is a concise summary of ISS's proxy voting policy guidelines.

1.   Auditors

AUDITOR RATIFICATION

Vote FOR proposals to ratify auditors, unless any of the following apply:

     - An auditor has a financial interest in or association with the company, and is therefore not independent;

     - There is reason to believe that the independent auditor has rendered an opinion which is neither accurate nor indicative of the company's financial position;

     - Poor accounting practices are identified that rise to a serious level of concern, such as: fraud; misapplication of GAAP; and material weaknesses identified in Section 404 disclosures; or

     -    Fees for non-audit services ("other" fees) are excessive.

Vote CASE-BY-CASE on shareholder proposals asking for audit firm rotation, taking into account:

     -    The tenure of the audit firm;

     -    The length of rotation specified in the proposal;

     -    Any significant audit-related issues at the company;

     -    The number of audit committee meetings held each year;

     -    The number of financial experts serving on the committee; and

     - Whether the company has a periodic renewal process where the auditor is evaluated for both audit quality and competitive price.

2.   Board of Directors

VOTING ON DIRECTOR NOMINEES IN UNCONTESTED ELECTIONS

Vote AGAINST or WITHHOLD from individual directors who:

     - Attend less than 75 percent of the board and committee meetings without a valid excuse;

     -    Sit on more than six public company boards;

     - Are CEOs of public companies who sit on the boards of more than two public companies besides their own--withhold only at their outside boards.

Vote AGAINST or WITHHOLD from all nominees of the board of directors, (except from new nominees, who should be considered on a CASE-BY-CASE basis) if:

     - The company's proxy indicates that not all directors attended 75 percent of the aggregate of their board and committee meetings, but fails to provide the required disclosure of the names of the directors involved. If this information cannot be obtained, vote against/withhold from all incumbent directors;

     - The company's poison pill has a dead-hand or modified dead-hand feature. Vote against/withhold every year until this feature is removed;

     - The board adopts or renews a poison pill without shareholder approval, does not commit to putting it to shareholder vote within 12 months of adoption (or in the case of an newly public company, does not commit to put the pill to a shareholder vote within 12 months following the
          IPO), or reneges on a commitment to put the pill to a vote, and has not yet received a withhold/against recommendation for this issue;

     - The board failed to act on a shareholder proposal that received approval by a majority of the shares outstanding the previous year (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken);

     - The board failed to act on a shareholder proposal that received approval of the majority of shares cast for the previous two consecutive years (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken);

     - The board failed to act on takeover offers where the majority of the shareholders tendered their shares;

     - At the previous board election, any director received more than 50 percent withhold/against votes of the shares cast and the company has failed to address the underlying issue(s) that caused the high withhold/against vote;

     - The company is a Russell 3000 company that underperformed its industry group (GICS group) under ISS' "Performance Test for Directors" policy;

     - The board is classified, and a continuing director responsible for a problematic governance issue at the board/committee level that would warrant a withhold/against vote recommendation is not up for election--any or all appropriate nominees (except new) may be held accountable.

Vote AGAINST or WITHHOLD from inside directors and affiliated outside directors when:

     - The inside or affiliated outside director serves on any of the three key committees: audit, compensation, or nominating;

     - The company lacks an audit, compensation, or nominating committee so that the full board functions as that committee;

     - The company lacks a formal nominating committee, even if board attests that the independent directors fulfill the functions of such a committee;

     -    The full board is less than majority independent.

Vote AGAINST or WITHHOLD from the members of the audit committee if:

     - The non-audit fees paid to the auditor are excessive (see discussion under "Auditor Ratification");

     - Poor accounting practices are identified which rise to a level of serious concern, such as: fraud; misapplication of GAAP; and material weaknesses identified in Section 404 disclosures; or

     - There is persuasive evidence that the audit committee entered into an inappropriate indemnification agreement with its auditor that limits the ability of the company, or its shareholders, to pursue legitimate legal recourse against the audit firm.

Vote AGAINST or WITHHOLD from the members of the compensation committee if:

     - There is a negative correlation between the chief executive's pay and company performance;

     - The company reprices underwater options for stock, cash or other consideration without prior shareholder approval, even if allowed in their equity plan;

     - The company fails to submit one-time transfers of stock options to a shareholder vote;

     - The company fails to fulfill the terms of a burn-rate commitment made to shareholders;

     -    The company has backdated options (see "Options Backdating" policy);

     - The company has poor compensation practices (see "Poor Pay Practices" policy). Poor pay practices may warrant withholding votes from the CEO and potentially the entire board as well.

Vote AGAINST or WITHHOLD from directors, individually or the entire board, for egregious actions or failure to replace management as appropriate.

CLASSIFICATION/DECLASSIFICATION OF THE BOARD

Vote AGAINST proposals to classify the board. Vote FOR proposals to repeal classified boards and to elect all directors annually.

CUMULATIVE VOTING

Generally vote AGAINST proposals to eliminate cumulative voting. Generally vote FOR proposals to restore or provide for cumulative voting unless:

     - The company has proxy access or a similar structure to allow shareholders to nominate directors to the company's ballot; and

     - The company has adopted a majority vote standard, with a carve-out for plurality voting in situations where there are more nominees than seats, and a director resignation policy to address failed elections.

Vote FOR proposals for cumulative voting at controlled companies (insider voting power > 50 percent).

INDEPENDENT CHAIR (SEPARATE CHAIR/CEO)

Generally vote FOR shareholder proposals requiring that the chairman's position be filled by an independent director, unless there are compelling reasons to recommend against the proposal, such as a counterbalancing governance structure. This should include all the following:

     - Designated lead director, elected by and from the independent board members with clearly delineated and comprehensive duties. (The role may alternatively reside with a presiding director, vice chairman, or rotating lead director; however the director must serve a minimum of one year in order to qualify as a lead director.) The duties should include, but are not limited to, the following:

          - presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;

          - serves as liaison between the chairman and the independent directors;

          -    approves information sent to the board;

          -    approves meeting agendas for the board;

          - approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;

          -    has the authority to call meetings of the independent directors;

          - if requested by major shareholders, ensures that he is available for consultation and direct communication;

     - The company publicly discloses a comparison of the duties of its independent lead director and its chairman;

     - The company publicly discloses a sufficient explanation of why it chooses not to give the position of chairman to the independent lead director, and instead combine the chairman and CEO positions;

     -    Two-thirds independent board;

     -    All independent key committees;

     -    Established governance guidelines;

     - The company should not have underperformed both its peers and index on the basis of both one-year and three-year total shareholder returns*, unless there has been a change in the chairman/CEO position within that time; and

     -    The company does not have any problematic governance issues.

Vote FOR the proposal if the company does not provide disclosure with respect to any or all of the bullet points above. If disclosure is provided, evaluate on a CASE-BY-CASE basis.

* The industry peer group used for this evaluation is the average of the 12 companies in the same six-digit GICS group that are closest in revenue to the company. To fail, the company must underperform its index and industry group on all four measures (one- and three-year on industry peers and index).

MAJORITY VOTE SHAREHOLDER PROPOSALS

Generally vote FOR precatory and binding resolutions requesting that the board change the company's bylaws to stipulate that directors need to be elected with an affirmative majority of votes cast, provided it does not conflict with the state law where the company is incorporated. Binding resolutions need to allow for a carve-out for a plurality vote standard when there are more nominees than board seats. Companies are strongly encouraged to also adopt a post-election policy (also known as a director resignation policy) that will provide guidelines so that the company will promptly address the situation of a holdover director.

OPEN ACCESS

Vote shareholder proposals asking for open or proxy access on a CASE-BY-CASE basis, taking into account:

     -    The ownership threshold proposed in the resolution;

     - The proponent's rationale for the proposal at the targeted company in terms of board and director conduct.

3.   Proxy Contests

VOTING FOR DIRECTOR NOMINEES IN CONTESTED ELECTIONS

Vote CASE-BY-CASE on the election of directors in contested elections, considering the following factors:

     - Long-term financial performance of the target company relative to its industry;

     -    Management's track record;

     -    Background to the proxy contest;

     -    Qualifications of director nominees (both slates);

     - Strategic plan of dissident slate and quality of critique against management;

     - Likelihood that the proposed goals and objectives can be achieved (both slates);

     -    Stock ownership positions.

REIMBURSING PROXY SOLICITATION EXPENSES

Vote CASE-BY-CASE on proposals to reimburse proxy solicitation expenses. When voting in conjunction with support of a dissident slate, vote FOR the reimbursement of all appropriate proxy solicitation expenses associated with the election.

Generally vote FOR shareholder proposals calling for the reimbursement of reasonable costs incurred in connection with nominating one or more candidates in a contested election where the following apply:

     - The election of fewer than 50 percent of the directors to be elected is contested in the election;

     -    One or more of the dissident's candidates is elected;

     -    Shareholders are not permitted to cumulate their votes for directors;
          and

     - The election occurred, and the expenses were incurred, after the adoption of this bylaw.

4.   Takeover Defenses

POISON PILLS

Vote FOR shareholder proposals requesting that the company submit its poison pill to a shareholder vote or redeem it UNLESS the company has: (1) A shareholder approved poison pill in place; or (2) The company has adopted a policy concerning the adoption of a pill in the future specifying that the board will only adopt a shareholder rights plan if either:

     -    Shareholders have approved the adoption of the plan; or

     - The board, in its exercise of its fiduciary responsibilities, determines that it is in the best interest of shareholders under the circumstances to adopt a pill without the delay that would result from seeking stockholder approval (i.e., the "fiduciary out" provision). A poison pill adopted under this fiduciary out will be put to a shareholder ratification vote within 12 months of adoption or expire. If the pill is not approved by a majority of the votes cast on this issue, the plan will immediately terminate.

Vote FOR shareholder proposals calling for poison pills to be put to a vote within a year after adoption. If the company has no non-shareholder approved poison pill in place and has adopted a policy with the provisions outlined above, vote AGAINST the proposal. If these conditions are not met, vote FOR the proposal, but with the caveat that a vote within 12 months would be considered sufficient.

Vote CASE-by-CASE on management proposals on poison pill ratification, focusing on the features of the shareholder rights plan. Rights plans should contain the following attributes:

     -    No lower than a 20 percent trigger, flip-in or flip-over;

     -    A term of no more than three years;

     - No dead-hand, slow-hand, no-hand, or similar feature that limits the ability of a future board to redeem the pill;

     - Shareholder redemption feature (qualifying offer clause); if the board refuses to redeem the pill 90 days after a qualifying offer is announced, 10 percent of the shares may call a special meeting, or seek a written consent to vote on rescinding the pill.

SHAREHOLDER ABILITY TO CALL SPECIAL MEETINGS

Vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings. Vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

SUPERMAJORITY VOTE REQUIREMENTS

Vote AGAINST proposals to require a supermajority shareholder vote. Vote FOR proposals to lower supermajority vote requirements.

5.   Mergers and Corporate Restructurings

For mergers and acquisitions, review and evaluate the merits and drawbacks of the proposed transaction, balancing various and sometimes countervailing factors including:

     - Valuation - Is the value to be received by the target shareholders (or paid by the acquirer) reasonable? While the fairness opinion may provide an initial starting point for assessing valuation reasonableness, emphasis is placed on the offer premium, market reaction and strategic rationale.

     - Market reaction - How has the market responded to the proposed deal? A negative market reaction should cause closer scrutiny of a deal.

     - Strategic rationale - Does the deal make sense strategically? From where is the value derived? Cost and revenue synergies should not be overly aggressive or optimistic, but reasonably achievable. Management should also have a favorable track record of successful integration of historical acquisitions.

     - Negotiations and process - Were the terms of the transaction negotiated at arm's-length? Was the process fair and equitable? A fair process helps to ensure the best price for shareholders. Significant negotiation "wins" can also signify the deal makers' competency. The comprehensiveness of the sales process (e.g., full auction, partial auction, no auction) can also affect shareholder value.

     - Conflicts of interest - Are insiders benefiting from the transaction disproportionately and inappropriately as compared to non-insider shareholders? As the result of potential conflicts, the directors and officers of the company may be more likely to vote to approve a merger than if they did not hold these interests. Consider whether these interests may have influenced these directors and officers to support or recommend the merger. The aggregate CIC figure may be a misleading indicator of the true value transfer from shareholders to insiders. Where such figure appears to be excessive, analyze the underlying assumptions to determine whether a potential conflict exists.

     - Governance - Will the combined company have a better or worse governance profile than the current governance profiles of the respective parties to the transaction? If the governance profile is to change for the worse, the burden is on the company to prove that other issues (such as valuation) outweigh any deterioration in governance.

6.   State of Incorporation

REINCORPORATION PROPOSALS

Vote CASE-BY-CASE on proposals to change a company's state of incorporation, taking into consideration both financial and corporate governance concerns, including:

     -    The reasons for reincorporating;

     -    A comparison of the governance provisions;

     -    Comparative economic benefits; and

     -    A comparison of the jurisdictional laws.

7.   Capital Structure

COMMON STOCK AUTHORIZATION

Vote CASE-BY-CASE on proposals to increase the number of shares of common stock authorized for issuance using a model developed by ISS. Vote FOR proposals to approve increases beyond the allowable increase when a company's shares are in danger of being delisted or if a company's ability to continue to operate as a going concern is uncertain.

In addition, for capital requests less than or equal to 300 percent of the current authorized shares that marginally fail the calculated allowable cap (i.e., exceed the allowable cap by no more than 5 percent), on a CASE-BY-CASE basis, vote FOR the increase based on the company's performance and whether the company's ongoing use of shares has shown prudence. Factors should include, at a minimum, the following:

     -    Rationale;

     - Good performance with respect to peers and index on a five-year total shareholder return basis; Absence of non-shareholder approved poison pill;

     -    Reasonable equity compensation burn rate;

     -    No non-shareholder approved pay plans; and

     -    Absence of egregious equity compensation practices.

DUAL-CLASS STOCK

Vote AGAINST proposals to create a new class of common stock with superior voting rights. Vote AGAINST proposals at companies with dual-class capital structures to increase the number of authorized shares of the class of stock that has superior voting rights. Vote FOR proposals to create a new class of nonvoting or sub-voting common stock if:

     - It is intended for financing purposes with minimal or no dilution to current shareholders;

     - It is not designed to preserve the voting power of an insider or significant shareholder.

ISSUE STOCK FOR USE WITH RIGHTS PLAN

Vote AGAINST proposals that increase authorized common stock for the explicit purpose of implementing a non-shareholder approved shareholder rights plan (poison pill).

PREFERRED STOCK

Vote AGAINST proposals authorizing the creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights ("blank check" preferred stock), and AGAINST proposals to increase the number of blank check preferred stock authorized for issuance when no shares have been issued or reserved for a specific purpose. Vote FOR proposals to create "declawed" blank check preferred stock (stock that cannot be used as a takeover defense), and FOR proposals to authorize preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable. Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company's industry and performance in terms of shareholder returns.

8.   Executive and Director Compensation

EQUITY COMPENSATION PLANS

Vote CASE-BY-CASE on equity-based compensation plans. Vote AGAINST the equity plan if any of the following factors apply:

     -    The total cost of the company's equity plans is unreasonable;

     - The plan expressly permits the repricing of stock options without prior shareholder approval;

     -    There is a disconnect between CEO pay and the company's performance;

     - The company's three year burn rate exceeds the greater of 2% and the mean plus one standard deviation of its industry group; or

     -    The plan is a vehicle for poor pay practices.

POOR PAY PRACTICES

Vote AGAINST or WITHHOLD from compensation committee members, the CEO, and potentially the entire board, if the company has poor compensation practices. Vote AGAINST equity plans if the plan is a vehicle for poor compensation practices.

The following practices, while not exhaustive, are examples of poor compensation practices:

     - Egregious employment contracts (e.g., multi-year guarantees for salary increases, bonuses, and equity compensation);

     - Excessive perks (overly generous cost and/or reimbursement of taxes for personal use of corporate aircraft, personal security systems maintenance and/or installation, car allowances, and/or other excessive arrangements relative to base salary);

     - Abnormally large bonus payouts without justifiable performance linkage or proper disclosure (e.g., performance metrics that are changed, canceled, or replaced during the performance period without adequate explanation of the action and the link to performance);

     - Egregious pension/SERP (supplemental executive retirement plan) payouts (inclusion of additional years of service not worked that result in significant payouts, or inclusion of performance-based equity awards in the pension calculation;

     - New CEO with overly generous new hire package (e.g., excessive "make whole" provisions);

     - Excessive severance and/or change-in-control provisions: Inclusion of excessive change-in-control or severance payments, especially those with a multiple in excess of 3X cash pay;

          - Severance paid for a "performance termination," (i.e., due to the executive's failure to perform job functions at the appropriate level);

          - Change-in-control payouts without loss of job or substantial diminution of job duties (single-triggered);

          - Perquisites for former executives such as car allowances, personal use of corporate aircraft, or other inappropriate arrangements;

     - Poor disclosure practices, (unclear explanation of how the CEO is involved in the pay setting process, retrospective performance targets and methodology not discussed, or methodology for benchmarking practices and/or peer group not disclosed and explained);

     - Internal pay disparity (e.g., excessive differential between CEO total pay and that of next highest-paid named executive officer);

     - Other excessive compensation payouts or poor pay practices at the company.

DIRECTOR COMPENSATION

Vote CASE-BY-CASE on compensation plans for non-employee directors, based on the cost of the plans against the company's allowable cap.

On occasion, director stock plans that set aside a relatively small number of shares when combined with employee or executive stock compensation plans will exceed the allowable cap. Vote for the plan if ALL of the following qualitative factors in the board's compensation are met and disclosed in the proxy statement:

     - Director stock ownership guidelines with a minimum of three times the annual cash retainer.

     -    Vesting schedule or mandatory holding/deferral period:

          - A minimum vesting of three years for stock options or restricted stock; or

          - Deferred stock payable at the end of a three-year deferral period.

     -    Mix between cash and equity:

          - A balanced mix of cash and equity, for example 40 percent cash/60 percent equity or 50 percent cash/50 percent equity; or

          - If the mix is heavier on the equity component, the vesting schedule or deferral period should be more stringent, with the lesser of five years or the term of directorship.

     - No retirement/benefits and perquisites provided to non-employee directors; and

     - Detailed disclosure provided on cash and equity compensation delivered to each non-employee director for the most recent fiscal year in a table. The column headers for the table may include the following: name of each non-employee director, annual retainer, board meeting fees, committee retainer, committee-meeting fees, and equity grants.

EMPLOYEE STOCK PURCHASE PLANS--QUALIFIED PLANS

Vote CASE-BY-CASE on qualified employee stock purchase plans. Vote FOR employee stock purchase plans where all of the following apply:

     -    Purchase price is at least 85 percent of fair market value;

     -    Offering period is 27 months or less; and

     - The number of shares allocated to the plan is 10 percent or less of the outstanding shares.

Vote AGAINST qualified employee stock purchase plans where any of the following apply:

     -    Purchase price is less than 85 percent of fair market value; or

     -    Offering period is greater than 27 months; or

     - The number of shares allocated to the plan is more than 10 percent of the outstanding shares.

EMPLOYEE STOCK PURCHASE PLANS--NON-QUALIFIED PLANS

Vote CASE-by-CASE on nonqualified employee stock purchase plans. Vote FOR nonqualified employee stock purchase plans with all the following features:

     - Broad-based participation (i.e., all employees of the company with the exclusion of individuals with 5 percent or more of beneficial ownership of the company);

     - Limits on employee contribution, which may be a fixed dollar amount or expressed as a percent of base salary;

     - Company matching contribution up to 25 percent of employee's contribution, which is effectively a discount of 20 percent from market value;

     - No discount on the stock price on the date of purchase since there is a company matching contribution.

Vote AGAINST nonqualified employee stock purchase plans when any of the plan features do not meet the above criteria. If the company matching contribution exceeds 25 percent of employee's contribution, evaluate the cost of the plan against its allowable cap.

OPTIONS BACKDATING

In cases where a company has practiced options backdating, vote AGAINST or WITHHOLD on a CASE-BY-CASE basis from the members of the compensation committee, depending on the severity of the practices and the subsequent corrective actions on the part of the board. Vote AGAINST or WITHHOLD from the compensation committee members who oversaw the questionable options practices or from current compensation committee members who fail to respond to the issue proactively, depending on several factors, including, but not limited to:

     - Reason and motive for the options backdating issue (inadvertent vs. deliberate grant date changes);

     -    Length of time of options backdating;

     -    Size of restatement due to options backdating;

     - Corrective actions taken by the board or compensation committee, such as canceling or repricing backdated options, or recoupment of option gains on backdated grants;

     - Adoption of a grant policy that prohibits backdating, and creation of a fixed grant schedule or window period for equity grants going forward.

OPTION EXCHANGE PROGRAMS/REPRICING OPTIONS

Vote CASE-by-CASE on management proposals seeking approval to exchange/reprice options, considering:

     - Historic trading patterns--the stock price should not be so volatile that the options are likely to be back "in-the-money" over the near term;

     - Rationale for the re-pricing--was the stock price decline beyond management's control?

     -    Is this a value-for-value exchange?

     -    Are surrendered stock options added back to the plan reserve?

     - Option vesting--does the new option vest immediately or is there a black-out period?

     - Term of the option--the term should remain the same as that of the replaced option;

     -    Exercise price--should be set at fair market or a premium to market;

     -    Participants--executive officers and directors should be excluded.

If the surrendered options are added back to the equity plans for re-issuance, then also take into consideration the company's three-year average burn rate. In addition to the above considerations, evaluate the intent, rationale, and timing of the repricing proposal. The proposal should clearly articulate why the board is choosing to conduct an exchange program at this point in time. Repricing underwater options after a recent precipitous drop in the company's stock price demonstrates poor timing. Repricing after a recent decline in stock price triggers additional scrutiny and a potential AGAINST vote on the proposal. At a minimum, the decline should not have happened within the past year. Also, consider the terms of the surrendered options, such as the grant date, exercise price and vesting schedule. Grant dates of surrendered options should be far enough back (two to three years) so as not to suggest that repricings are being done to take advantage of short-term downward price movements. Similarly, the exercise price of surrendered options should be above the 52-week high for the stock price.

Vote FOR shareholder proposals to put option repricings to a shareholder vote.

STOCK PLANS IN LIEU OF CASH

Vote CASE-by-CASE on plans that provide participants with the option of taking all or a portion of their cash compensation in the form of stock, and on plans that do not provide a dollar-for-dollar cash for stock exchange. In cases where the exchange is not dollar-for-dollar, the request for new or additional shares for such equity program will be considered using the binomial option pricing model. In an effort to capture the total cost of total compensation, ISS will not make any adjustments to carve out the in-lieu-of cash compensation. Vote FOR non-employee director-only equity plans that provide a dollar-for-dollar cash-for-stock exchange.

TRANSFER PROGRAMS OF STOCK OPTIONS

Vote AGAINST or WITHHOLD from compensation committee members if they fail to submit one-time transfers to shareholders for approval.

Vote CASE-BY-CASE on one-time transfers. Vote FOR if:

     - Executive officers and non-employee directors are excluded from participating;

     - Stock options are purchased by third-party financial institutions at a discount to their fair value using option pricing models such as Black-Scholes or a Binomial Option Valuation or other appropriate financial models;

     - There is a two-year minimum holding period for sale proceeds (cash or stock) for all participants.

Additionally, management should provide a clear explanation of why options are being transferred and whether the events leading up to the decline in stock price were beyond management's control. A review of the company's historic stock price volatility should indicate if the options are likely to be back "in-the-money" over the near term.

Vote AGAINST equity plan proposals if the details of ongoing Transfer of Stock Options programs are not provided to shareholders. Since TSOs will be one of the award types under a stock plan, the ongoing TSO program, structure and mechanics must be disclosed to shareholders. The specific criteria to be considered in evaluating these proposals include, but not limited, to the following:

     -    Eligibility;

     -    Vesting;

     -    Bid-price;

     -    Term of options;

     - Transfer value to third-party financial institution, employees and the company.

Amendments to existing plans that allow for introduction of transferability of stock options should make clear that only options granted post-amendment shall be transferable.

SHAREHOLDER PROPOSALS ON COMPENSATION

ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY)

Generally, vote FOR shareholder proposals that call for non-binding shareholder ratification of the compensation of the named executive officers and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table.

COMPENSATION CONSULTANTS--DISCLOSURE OF BOARD OR COMPANY'S UTILIZATION

Generally vote FOR shareholder proposals seeking disclosure regarding the company, board, or compensation committee's use of compensation consultants, such as company name, business relationship(s) and fees paid.

DISCLOSURE/SETTING LEVELS OR TYPES OF COMPENSATION FOR EXECUTIVES AND DIRECTORS

Generally, vote FOR shareholder proposals seeking additional disclosure of executive and director pay information, provided the information requested is relevant to shareholders' needs, would not put the company at a competitive disadvantage relative to its industry, and is not unduly burdensome to the company. Vote AGAINST shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation. Vote AGAINST shareholder proposals requiring director fees be paid in stock only. Vote CASE-BY-CASE on all other shareholder proposals regarding executive and director pay, taking into account company performance, pay level versus peers, pay level versus industry, and long-term corporate outlook.

PAY FOR SUPERIOR PERFORMANCE

Generally vote FOR shareholder proposals based on a case-by-case analysis that requests the board establish a pay-for-superior performance standard in the company's compensation plan for senior executives. The proposal should have the following principles:

     - Sets compensation targets for the plan's annual and long-term incentive pay components at or below the peer group median;

     - Delivers a majority of the plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;

     - Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the plan;

     - Establishes performance targets for each plan financial metric relative to the performance of the company's peer companies;

     - Limits payment under the annual and performance-vested long-term incentive components of the plan to when the company's performance on its selected financial performance metrics exceeds peer group median performance.

Consider the following factors in evaluating this proposal:

     - What aspects of the company's annual and long-term equity incentive programs are performance-driven?

     - If the annual and long-term equity incentive programs are performance driven, are the performance criteria and hurdle rates disclosed to shareholders or are they benchmarked against a disclosed peer group?

     - Can shareholders assess the correlation between pay and performance based on the current disclosure?

     - What type of industry and stage of business cycle does the company belong to?

PERFORMANCE-BASED AWARDS

Vote CASE-BY-CASE on shareholder proposal requesting that a significant amount of future long-term incentive compensation awarded to senior executives shall be performance-based and requesting that the board adopt and disclose challenging performance metrics to shareholders, based on the following analytical steps:

     - First, vote FOR shareholder proposals advocating the use of performance-based equity awards, such as performance contingent options or restricted stock, indexed options or premium-priced options, unless the proposal is overly restrictive or if the company has demonstrated that it is using a "substantial" portion of performance-based awards for its top executives. Standard stock options and performance-accelerated awards do not meet the criteria to be considered as performance-based awards. Further, premium-priced options should have a premium of at least 25 percent and higher to be considered performance-based awards.

     - Second, assess the rigor of the company's performance-based equity program. If the bar set for the performance-based program is too low based on the company's historical or peer group comparison, generally vote FOR the proposal. Furthermore, if target performance results in an above target payout, vote FOR the shareholder proposal due to program's poor design. If the company does not disclose the performance metric of the performance-based equity program, vote FOR the shareholder proposal regardless of the outcome of the first step to the test.

In general, vote FOR the shareholder proposal if the company does not meet both of these two requirements.

PRE-ARRANGED TRADING PLANS (10B5-1 PLANS)

Generally vote FOR shareholder proposals calling for certain principles regarding the use of prearranged trading plans (10b5-1 plans) for executives. These principles include:

     - Adoption, amendment, or termination of a 10b5-1 plan must be disclosed within two business days in a Form 8-K;

     - Amendment or early termination of a 10b5-1 plan is allowed only under extraordinary circumstances, as determined by the board;

     - Ninety days must elapse between adoption or amendment of a 10b5-1 plan and initial trading under the plan;

     - Reports on Form 4 must identify transactions made pursuant to a 10b5-1 plan;

     -    An executive may not trade in company stock outside the 10b5-1 Plan.

     - Trades under a 10b5-1 plan must be handled by a broker who does not handle other securities transactions for the executive.

RECOUP BONUSES

Vote on a CASE-BY-CASE on proposals to recoup unearned incentive bonuses or other incentive payments made to senior executives if it is later determined that fraud, misconduct, or negligence significantly contributed to a restatement of financial results that led to the awarding of unearned incentive compensation, taking into consideration:

     -    If the company has adopted a formal recoupment bonus policy; or

     - If the company has chronic restatement history or material financial problems.

SEVERANCE AGREEMENTS FOR EXECUTIVES/GOLDEN PARACHUTES

Vote FOR shareholder proposals requiring that golden parachutes or executive severance agreements be submitted for shareholder ratification, unless the proposal requires shareholder approval prior to entering into employment contracts. Vote on a CASE-BY-CASE basis on proposals to ratify or cancel golden parachutes. An acceptable parachute should include, but is not limited to, the following:

     -    The triggering mechanism should be beyond the control of management;

     - The amount should not exceed three times base amount (defined as the average annual taxable W-2 compensation during the five years prior to the change of control);

     - Change-in-control payments should be double-triggered, i.e., (1) after a change in control has taken place, and (2) termination of the executive as a result of the change in control. Change in control is defined as a change in the company ownership structure.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS (SERPS)

Generally vote FOR shareholder proposals requesting to put extraordinary benefits contained in SERP agreements to a shareholder vote unless the company's executive pension plans do not contain excessive benefits beyond what is offered under employee-wide plans. Generally vote FOR shareholder proposals requesting to limit the executive benefits provided under the company's supplemental executive retirement plan (SERP) by limiting covered compensation to a senior executive's annual salary and excluding of all incentive or bonus pay from the plan's definition of covered compensation used to establish such benefits.

9.   Corporate Social Responsibility (CSR) Issues

CONSUMER LENDING

Vote CASE-BY CASE on requests for reports on the company's lending guidelines and procedures, including the establishment of a board committee for oversight, taking into account:

     - Whether the company has adequately disclosed mechanisms to prevent abusive lending practices;

     - Whether the company has adequately disclosed the financial risks of the lending products in question;

     - Whether the company has been subject to violations of lending laws or serious lending controversies;

     -    Peer companies' policies to prevent abusive lending practices.

PHARMACEUTICAL PRICING

Generally vote AGAINST proposals requesting that companies implement specific price restraints on pharmaceutical products unless the company fails to adhere to legislative guidelines or industry norms in its product pricing.

Vote CASE-BY-CASE on proposals requesting that the company evaluate their product pricing considering:

     -    The existing level of disclosure on pricing policies;

     -    Deviation from established industry pricing norms;

     - The company's existing initiatives to provide its products to needy consumers;

     - Whether the proposal focuses on specific products or geographic regions.

PRODUCT SAFETY AND TOXIC MATERIALS

Generally vote FOR proposals requesting the company to report on its policies, initiatives/procedures, and oversight mechanisms related to toxic materials and/or product safety in its supply chain, unless:

     - The company already discloses similar information through existing reports or policies such as a supplier code of conduct and/or a sustainability report;

     - The company has formally committed to the implementation of a toxic materials and/or product safety and supply chain reporting and monitoring program based on industry norms or similar standards within a specified time frame; and

     - The company has not been recently involved in relevant significant controversies or violations.

Vote CASE-BY-CASE on resolutions requesting that companies develop a feasibility assessment to phase-out of certain toxic chemicals and/or evaluate and disclose the financial and legal risks associated with utilizing certain chemicals, considering:

     -    Current regulations in the markets in which the company operates;

     - Recent significant controversy, litigation, or fines stemming from toxic chemicals or ingredients at the company; and

     -    The current level of disclosure on this topic.

CLIMATE CHANGE

In general, vote FOR resolutions requesting that a company disclose information on the impact of climate change on the company's operations unless:

     - The company already provides current, publicly available information on the perceived impact that climate change may have on the company as well as associated policies and procedures to address such risks and/or opportunities;

     - The company's level of disclosure is comparable to or better than information provided by industry peers; and

     - There are no significant fines, penalties, or litigation associated with the company's environmental performance.

GREENHOUSE GAS EMISSIONS

Generally vote FOR proposals requesting a report on greenhouse gas emissions from company operations and/or products unless this information is already publicly disclosed or such factors are not integral to the company's line of business. Generally vote AGAINST proposals that call for reduction in greenhouse gas emissions by specified amounts or within a restrictive time frame unless the company lags industry standards and has been the subject of recent, significant fines, or litigation resulting from greenhouse gas emissions.

POLITICAL CONTRIBUTIONS AND TRADE ASSOCIATIONS SPENDING

Generally vote AGAINST proposals asking the company to affirm political nonpartisanship in the workplace so long as:

     - The company is in compliance with laws governing corporate political activities; and

     - The company has procedures in place to ensure that employee contributions to company-sponsored political action committees (PACs) are strictly voluntary and not coercive.

Vote AGAINST proposals to publish in newspapers and public media the company's political contributions as such publications could present significant cost to the company without providing commensurate value to shareholders. Vote CASE-BY-CASE on proposals to improve the disclosure of a company's political contributions and trade association spending, considering:

     - Recent significant controversy or litigation related to the company's political contributions or governmental affairs; and

     - The public availability of a company policy on political contributions and trade association spending including information on the types of organizations supported, the business rationale for supporting these organizations, and the oversight and compliance procedures related to such expenditures.

Vote AGAINST proposals barring the company from making political contributions. Businesses are affected by legislation at the federal, state, and local level and barring contributions can put the company at a competitive disadvantage. Vote AGAINST proposals asking for a list of company executives, directors, consultants, legal counsels, lobbyists, or investment bankers that have prior government service and whether such service had a bearing on the business of the company. Such a list would be burdensome to prepare without providing any meaningful information to shareholders.

SUSTAINABILITY REPORTING

Generally vote FOR proposals requesting the company to report on policies and initiatives related to social, economic, and environmental sustainability, unless:

     - The company already discloses similar information through existing reports or policies such as an environment, health, and safety (EHS) report; a comprehensive code of corporate conduct; and/or a diversity report; or

     - The company has formally committed to the implementation of a reporting program based on Global Reporting Initiative (GRI) guidelines or a similar standard within a specified time frame.